Form 20-F
period 2020-12-31
Global Internet of People, Inc.
filed 2021-04-30
CIK 1780731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from _________ to _____________.

Commission file number: 001-40008

Global Internet of People, Inc.
(Exact name of Registrant as Specified in its Charter)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

Room 208, Building 1, No. 28 Houtun Road Haidian District, Beijing People’s Republic of China +861082967728
(Address of Principal Executive Offices)

Haiping Hu, Chief Executive Officer Room 208, Building 1, No. 28 Houtun Road Haidian District, Beijing People’s Republic of China +861082967728
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	SDH	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock as of the close of the period covered by the annual report.

An aggregate of 16,800,000 ordinary shares, par value $0.001 per share, as of December 31, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “large accelerated filer, ‘accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

i

INTRODUCTION

“We,” “us,” “our,” or the “Company” are to Global Internet of People, Inc., a Cayman Islands exempted company with limited liability, and its Affiliated Entities, as the case may be. Unless the context otherwise requires, in this annual report on Form 20-F references to:

●	“Affiliated Entities” are to GIOP’s subsidiaries, and SDH and its subsidiaries;

●	“APP” are to our mobile application, “Shidonghui APP;”

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“Enterprise Service Client” or “Enterprise Service Clients” are to small and medium-sized enterprises that have entered into service agreements with us for customized enterprise services;

●	“Expert” or “Experts” are to individual(s) qualified and certified by us to provide services to Users and Members;

●	“GMB HK” are to “Global Mentor Board Information Technology Limited”, GIOP’s wholly-owned-subsidiary, a Hong Kong corporation.

●	“GMB (Hangzhou)” are to Global Mentor Board (Hangzhou) Technology Co., Ltd., a limited liability company organized under the laws of the PRC, SDH’s wholly owned subsidiary;

●	“GMB (Beijing)” are to Shidong (Beijing) Information Technology Co., Ltd., a limited liability company organized under the laws of the PRC and 51% of its equity interest is owned by SDH;

●	“GMB Culture” are to Shanghai Voice of Seedling Cultural Media Co., Ltd., a limited liability company organized under the laws of the PRC and 51% of its equity interest is owned by SDH;

●	“GMB Consulting” are to Global Mentor Board (Shanghai) Enterprise Management Consulting Co. Ltd., a limited liability company organized under the laws of the PRC and 51% of its equity interest is owned by SDH;

●	“GMB Linking” are to “Linking (Shanghai) Network Technology Co., Ltd., a limited liability company organized under the laws of the PRC and 51% of its equity interest is owned by SDH;

●	“GIOP BJ” or “WFOE” are to GIOP’s wholly foreign owned subsidiary, Beijing Mentor Board Union Information Technology Co, Ltd., a limited liability company organized under the laws of the PRC;

●	“Member” or “Members” are to individual(s) and enterprise(s) who signed up for each of our three annual membership plans: Platinum, Diamond, Protégé;

●	“Mentor” or “Mentors” are to individual(s) invited by us to provide services to Users and Members;

●	“shares,” “Shares,” or “Ordinary Shares” are to the Ordinary Shares of the Company, par value US$0.0001 per share;

●	“SDH” are to Global Mentor Board (Beijing) Information Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which we control via a series of contractual arrangements among WFOE, SDH and shareholders of SDH;

●	“U.S.” are to the United States;

●	“User” or “Users” are to registered users of our APP;

●	“VIE” are to variable interest entity; and

●	“Zibo Shidong” are to Zibo Shidong Digital Technology Service Co., Ltd., a limited liability company organized under the laws of the PRC, SDH’s wholly owned subsidiary.

Our business is conducted by SDH, our VIE entity in the PRC, and its subsidiaries, using RMB, the currency of China. Our consolidated financial statements are presented in United States dollars or US$. In this annual report, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars or US$. These US$ references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets, including accounts receivable.

Unless expressly indicated herein to the contrary, all references to share amounts in this annual report give retroactive effect to share consolidations, the last of which was effected on April 24, 2020.

ii

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve substantial risks and uncertainties. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth and expansion, including our ability to meet our goals;

●	current and future economic and political conditions;

●	the future growth of the Chinese knowledge sharing and enterprise service industries;

●	our ability to continue to operate through our VIE structure;

●	our capital requirements and our ability to raise any additional funds which we may require;

●	our ability to attract clients and further enhance our brand recognition;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	trends and competition in Chinese enterprise service and knowledge sharing industries;

●	impact of the novel COVID-19 outbreak on our business operations; and

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Other sections of this annual report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from, or worse than, what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The insurance industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the Ordinary Shares. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

iii

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

The selected consolidated statements of operations data for the fiscal years ended December 31, 2018, 2019 and 2020, and balance sheet data as of December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1.

Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of the results for any future periods. You should read the following summary consolidated financial data in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.”

Selected Statements of Operations Information

	For the years ended December 31,
	2020	2019	2018

REVENUE, NET	$23,181,084	$17,925,476	$13,538,999

COSTS AND OPERATING EXPENSES
Service costs	2,087,425	2,109,649	1,142,596
Cost of goods sold	892,791	-	-
Selling expenses	906,456	1,350,894	1,282,677
General and administrative expenses	3,897,040	2,897,079	1,749,209
Research and development expenses	671,312	795,540	665,378
Total costs and operating expenses	8,455,024	7,153,162	4,839,860

PROFIT (LOSS) FROM OPERATIONS	14,726,060	10,772,314	8,699,139

OTHER INCOME (EXPENSES)
Investment losses	(1,087)	(23,799)	(20,194)
Interest income	214,460	212,285	142,612
Other income (expense), net	72,837	9,069	(10,619)
Total other income, net	286,210	197,555	111,799

PROFIT (LOSS) BEFORE INCOME TAXES	15,012,270	10,969,869	8,810,938

Income taxes provision (benefits)	3,054,983	1,589,101	1,158,465

NET INCOME (LOSS)	11,957,287	9,380,768	7,652,473
Less: net (loss) profit attributable to non-controlling interests	(130,240)	(365,617)	175,407
NET INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING SHAREHOLDERS	$12,087,527	$9,746,385	$7,477,066

Selected Balance Sheets Information:

	December 31, 2020	December 31, 2019	December 31, 2018

Current assets	$28,257,605	$19,562,356	$13,703,736
Total assets	39,736,843	26,967,708	14,266,390
Current liabilities	5,583,463	6,866,325	3,605,614
Total liabilities	5,586,659	6,971,110	3,605,614
Total equity	$34,150,184	$19,996,598	$10,660,776

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this annual report. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business

We have a limited operating history and are subject to the risks encountered by development-stage companies.

We have been in business since December 2014 as a consulting company, and our APP was released to the public in 2016. We have only been profitable since the year ended December 31, 2018. As a development-stage company, our business strategies and model are constantly being tested by the market and operating results, and we adjust allocation of our resources accordingly. As such, our business may be subject to significant fluctuations in operating results in terms of amounts of revenues and percentages of total with respect to the business segments.

We are, and expect for the foreseeable future to be, subject to all the risks and uncertainties, inherent in a development-stage business. As a result, we must establish many functions necessary to operate a business, including expanding our managerial and administrative structure, assessing and implementing our marketing program, implementing financial systems and controls and personnel recruitment. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies with a limited operating history. These risks and challenges are, among other things:

●	we operate in industries that are or may in the future be subject to increasing regulation by various governmental agencies in China;

●	we may require additional capital to develop and expand our operations which may not be available to us when we require it;

●	our marketing and growth strategy may not be successful;

●	our business may be subject to significant fluctuations in operating results; and

●	we may not be able to attract, retain and motivate qualified professionals.

Our future growth will depend substantially on our ability to address these and the other risks described in this annual report. If we do not successfully address these risks, our business would be significantly harmed.

Our historical financial results may not be indicative of our future performance.

Our business has achieved rapid growth since we launched our knowledge sharing and enterprise service platform in 2016. Our net revenue was $13,538,999, $17,925,476, and $23,181,084 for the years ended December 31, 2018, 2019, and 2020, respectively. Our net income was $7,652,473, $9,380,768, and $11,957,287 for the years ended December 31, 2018, 2019, and 2020, respectively. However, our historical growth rate and the limited history of operation make it difficult to evaluate our future prospects. We may not be able to sustain our historically growth or may not be able to grow our business at all.

If we cannot manage our growth effectively and efficiently, our results of operations or profitability could be adversely affected.

We intend to continue to expand our services and operations. For example, to complement and expand our existing enterprise services, we launched GMB Regional Economic Accelerator, which is designed to provide enterprise services to small and medium-sized enterprises in 2018. Such expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain the quality of our services to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational and administrative systems and our quality control, and recruit, train and retain additional qualified professionals as well as other administrative and sales and marketing personnel, particularly as we expand into new business ventures and launch new business initiatives. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new expansion into our operations. As a result, our quality of service may deteriorate and our results of operations or profitability could be adversely affected.

We may not be successful in implementing important new strategic initiatives, which may have an adverse impact on our business and financial results.

There is no assurance that we will be able to implement important strategic initiatives in accordance with our expectations, which may result in an adverse impact on our business and financial results. For example, our strategic initiative, GMB Regional Economic Accelerator launched in 2018 to target small and medium-sized enterprise in less-developed Chinese towns and cities, and our various ongoing initiatives to expand our platform to the U.S. market, are designed to create growth, improve our results of operations and drive long-term shareholders value; however, our management may lack required experience, knowledge, insight, or human and capital resources to carry out the effective implementation to expand into new spaces outside of our current focuses. As such, we may not be able to realize our expected growth, and our business and financial results will be adversely impacted.

If we are not successful in selling inventory, we may have to sell the inventory at significantly reduced prices or may not be able to sell the inventory at all.

In late 2019, we started selling merchandises obtained through (1) fee exchange arrangements, through which we receive products in exchange for collection of membership fees and consulting fees earned from our customers, and (2) direct purchases from our customers and third parties based on market trend and demand. Our profitability in sale of merchandises depends on our ability to manage inventory levels and respond to shifts in consumer demand patterns. Overestimating customer demand for merchandises will likely result in the need to record inventory markdowns and sell excess inventory at clearance prices which would negatively impact our gross margins and operating results. Underestimating customer demand for merchandises can lead to inventory shortages, missed sales opportunities and negative customer experiences. Our gross margins could suffer if we are unable to effectively manage our inventory and sell merchandises at a significantly reduced price, which could have a material adverse effect on our results of operations and cash flows.

Increasing competition within our industries could have an impact on our business prospects.

The enterprise service and knowledge sharing are industries where new competitors can easily enter into since there are no significant barriers to entry. We also face many competitors in the knowledge sharing industry where a number of competitors have been in business longer than us. Competing companies may have significantly greater financial and other resources than we have and may offer services that are more attractive to prospective clients; increased competition would have a negative impact on both our revenues and our profit margins.

Interruption or failure of our own information technology and communication systems or those of third-party service providers we rely upon could impair our ability to provide products and services, which could damage our reputation and harm our results of operations.

Our ability to provide products and services, both online and offline, depends on the continuing operation of our information technology and communication systems. Any damage to or failure of our systems could interrupt our services. Service interruptions could reduce our revenue and profit and damage our brand if our systems are perceived to be unreliable. Our systems are vulnerable to damage or interruption as a result of terrorist attacks, wars, earthquakes, floods, fires, power loss, telecommunication failures, undetected errors or “bugs” in our software, computer viruses, interruptions in access to our platform through the use of “denial of service” or similar attacks, hacking or other attempts to harm our systems, and similar events. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios.

Our servers, which are hosted at third-party or our own internet data centers, are vulnerable to break-ins, sabotage and vandalism. The occurrence of natural disasters or closure of an internet data center by a third-party provider without adequate notice could result in lengthy service interruptions. In addition, our domain names are resolved into internet protocol (IP) addresses by systems of third-party domain name registrars and registries. Any interruptions or failures of those service providers’ systems, which are beyond our control, could significantly disrupt our own services. If we experience frequent or persistent system failures on our platform, whether due to interruptions and failures of our own information technology and communications systems or those of third-party service providers that we rely upon, our reputation and brand could be severely harmed. The steps we take to increase the reliability and redundancy of our systems may cause us to incur heavy costs and reduce our operating margin, and may not be successful in reducing the frequency or duration of service interruptions.

We may be required to obtain and maintain additional approvals, licenses or permits applicable to our business, including our online business, which could have a material adverse impact on our business, financial conditions and results of operations.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the Ministry of Commerce, or MOFCOM, the Ministry of Industry and Information Technology, or MIIT, the National Radio and Television Administration or NRTA, and other governmental authorities in charge of the relevant categories of services offered by us. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of online services we provide on our APP, including entry into this online service industry, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment.

We currently hold an ICP License (the Administrative Measures on Internet Information Services, or the Internet Measures, promulgated by the State Council requires commercial internet content-related services operators to obtain a VATS (“value added telecommunications service”) License for internet content provision business, or the ICP License), and an Internet Culture Business Operating License. Although we do not currently believe we are required to hold any other licenses, we may be required to obtain additional licenses, permits or approval, given the significant uncertainties of the interpretation and implementation of certain regulatory requirements applicable to our business. See “Regulations— Regulations Related to Online Transmission of Audio-Visual Programs.”

As the internet industry in China is still at a relatively early stage of development, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention. Considerable uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing our business activities. As of the date of this annual report, we are not aware of any other approvals, licenses, or permits that are material to our business operations that we have not, but may be required to, obtain; nor have we received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities for lack of approvals and permits or noncompliance with regulations related to our current licenses. However, we cannot assure you that we will not be subject to any warning, investigations or penalties in the future. If the PRC government deems us as operating without proper approvals, licenses or permits, promulgates new laws and regulations that require additional approvals or licenses or impose additional restrictions on the operation of any part of our business, we may be required to apply for additional approvals, license or permits, or be subject to various penalties, including fines, termination or restrictions of the part of our business or revoking of our business licenses, which may materially and adversely affect our business, financial conditions and results of operations.

The successful operation of our online service depends upon the performance and reliability of the internet infrastructure and fixed telecommunication networks in China.

Our online service depends on the performance and reliability of the internet infrastructure in China. Almost all access to the internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. In addition, the national networks in China are connected to the internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the internet. It is unpredictable whether a more sophisticated internet infrastructure will be developed in China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s internet infrastructure. In addition, the internet infrastructure in China may not support the demands associated with continued growth in internet usage.

We rely on China Telecommunications Corporation, or China Telecom, and China United Network Communications Group Company Limited, or China Unicom, to provide us with network services and data center hosting services. We have limited access to alternative services in the event of disruptions, failures or other problems with the fixed telecommunications networks of these companies, or if these companies otherwise fail to provide the services. Any unscheduled service interruption could damage our reputation and result in a decrease in our revenues. Furthermore, we have no control over the costs of the services provided by these telecommunication companies. If the prices that we pay for telecommunications and internet services rise significantly, our gross margins could be adversely affected. In addition, if internet access fees or other charges to internet users increase, our user traffic may decrease, which in turn may harm our revenues.

Security breaches and improper access to or disclosure of our data or user data, or any system failure or compromise of our security, could harm our reputation and adversely affect our business.

Our business is prone to cyber-attacks seeking unauthorized access to our data or user data or to disrupt our ability to provide services. Any failure to prevent or mitigate security breaches and improper access to or disclosure of our data or user data, such as personal information, names, accounts, user IDs and passwords, and payment or transaction related information, could result in the loss or misuse of such data, which could cause a loss or give rise to liabilities to the owners of confidential information, such as our Users, Members, Experts, and Mentors. We also have encountered attempts to create false or undesirable user accounts, or take other actions on our platform for purposes such as spamming, spreading misinformation, or other objectionable ends. Such attacks may cause interruptions to the services we provide, degrade the user experience, cause users to lose confidence and trust in our products and services, impair our internal systems, or result in financial harm to us.

Affected users could initiate legal or regulatory actions against us in connection with any actual or perceived security breaches or improper disclosure of data, which could cause us to incur significant expense and liabilities or result in orders or consent decrees forcing us to modify our business practices. Such incidents or our efforts to remediate such incidents may also result in a decline in our user base or engagement levels. Any of these events could have a material and adverse effect on our business, reputation, or results of operations.

If we fail to hire, train or retain qualified managerial and other employees, our business and results of operations could be materially and adversely affected.

We place substantial reliance on the knowledge sharing and enterprise service industry experience and knowledge of our senior management team as well as their relationships with other industry participants. The loss of the services of one or more members of our senior management could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for our current senior management could be difficult, and competition for such personnel of similar experience is intense. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected.

Our personnel are critical to maintaining the quality and consistency of our services, brand and reputation. It is important for us to attract qualified managerial and other employees who have experience in consulting services and are committed to our service approach. There may be a limited supply of such qualified individuals. We must hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our operations. We must also provide continuous training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decrease, which in turn, may cause a negative perception of our brand and adversely affect our business.

If we fail to attract or retain qualified service providers, our business and results of operations could be materially and adversely affected.

Our core strength is the knowledge brought by our service providers, highlighted by their experiences, wisdom, industry know-how, and social connections. We rely heavily on the expertise of our service providers, including Mentors, Experts, and our consultants to maintain our core competence. As of March 2021, we had 632 Mentors, 1,161 Experts, and a team of full-time consultants as our knowledge sharing providers. Many of our Mentors are experienced leaders of successful and well-known corporations. Likewise, our Experts are outstanding professionals in their specialized fields, and our team of consultants is professionals with industrial experiences of more than five years. As our business scope increases, we expect to continue to invest significant resources in attracting and retaining service providers. Our ability to sustain our growth will depend on our ability to attract and retain qualified service providers. If we fail to attract or retain qualified service providers, our business and results of operations could be materially and adversely affected.

If we were to lose our certification as a National High Tech Enterprise, we could face higher tax rates than we currently pay for much of our revenues.

In October 2017, SDH was approved as a National High Tech Enterprise, which certificate was renewed in December 2020 and is valid for three years. This certification entitles SDH to a favorable tax rates of 15%, rather than the unified rate of 25% if it was not so certified. For the year ended December 31, 2020, the total taxes payable by SDH would have increased by $620,936 if SDH was not certified as a National High Tech Enterprise. In the event SDH were to lose the benefit of the favorable tax rate in the future, we could see significant increases in the amount of taxes we pay, meaning that our operating results could be materially harmed, even in the absence of a decrease in our operations.

Failure to maintain or enhance our brand or image could have a material and adverse effect on our business and results of operations.

We believe our SDH (“师董会”) brand is associated with a well-recognized knowledge sharing and enterprise services provider in the markets that we operate with online and offline services designed to suit our clients’ needs. Our brand is integral to our sales and marketing efforts. We have obtained trademark registrations for our brand SDH in the PRC. Our continued success in maintaining and enhancing our brand and image depends to a large extent on our ability to satisfy customer needs by further developing and maintaining quality of services across our operations, as well as our ability to respond to competitive pressures. If we are unable to satisfy clients’ needs or if our public image or reputation were otherwise diminished, our business transactions with our clients may decline, which could in turn adversely affect our results of operations.

Any failure to protect our trademarks and other intellectual property rights could have a negative impact on our business.

We believe our key trademark, “师董会,” for which we have obtained trademark protection in China, and 29 computer software copyrights and one artwork copyright, for which we have obtained protection with the Copyright Protection Centre of China (CPCC), and other intellectual property rights are critical to our success. Any unauthorized use of our trademarks or other intellectual property rights could harm our competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use are difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially.

As internet domain name rights are not rigorously regulated or enforced in China, other companies may incorporate in their domain names elements similar in writing or pronunciation to the “师董会” trademarks or their Chinese equivalents. This may result in confusion between those companies and our company and may lead to the dilution of our brand value, which could adversely affect our business.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of certain parts of our businesses including the value-added telecommunications services, or the VATS, is subject to restrictions under current PRC laws and regulations. For example, the ultimate foreign equity ownership in a VATS provider may not exceed 50%. Also, for a foreign investor contemplating to acquire any equity interest in a VATS business in China, it must satisfy a number of stringent performance and operational experience requirements. In addition, to conduct any VATS business in China, foreign investors have to set up foreign-invested enterprises and obtain a relevant telecommunications business operating license. See “Regulations—Regulations Related to Foreign Investment.”

In light of the above restrictions and requirements, we currently operate our knowledge sharing and enterprise service platform through SDH, a VIE entity, through a series of contractual arrangements, as a result of which, under United States generally accepted accounting principles, the assets and liabilities of SDH are treated as our assets and liabilities and the results of operations of SDH are treated in all aspects as if they were the results of our operations. For a description of these contractual arrangements, see “Business—Contractual Arrangements between WFOE, SDH and Its Shareholders” and “Related Party Transactions—Contractual Arrangements with WFOE, SDH and Its Shareholders.”

In the opinion of our PRC legal counsel, GFE Law Office, based on its understandings of the relevant PRC laws and regulations, (i) the ownership structures of SDH in China and WFOE are not in violation of applicable PRC laws and regulations currently in effect; and (ii) each contracts among WFOE, SDH and its shareholders is legal, valid, binding and enforceable in accordance with its terms and applicable PRC laws. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the PRC regulatory authorities may ultimately take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or SDH are found to be in violation of any PRC laws or regulations, if the contractual arrangements among WFOE, SDH and its shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, or if we or SDH fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business and/or operating licenses of WFOE or SDH;

●	discontinuing or restricting the operations of WFOE or SDH;

●	imposing conditions or requirements with which we, WFOE, or SDH may not be able to comply;

●	requiring us, WFOE, or SDH to restructure the relevant ownership structure or operations which may significantly impair the rights of the holders of our Ordinary Shares in the equity of SDH;

●	restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China; and

●	imposing fines.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of SDH in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of SDH or our right to receive substantially all the economic benefits and residual returns from SDH and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of SDH in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

We rely on contractual arrangements with SDH, a VIE entity, and its subsidiaries and shareholders for our China operations, which may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with SDH, its subsidiaries and shareholders to operate our business in China. For a description of these contractual arrangements, see “Business—Contractual Arrangements between WFOE, SDH and Its Shareholders” and “Related Party Transactions— Contractual Arrangements with WFOE, SDH and Its Shareholders.” These contractual arrangements may not be as effective in providing us with control over SDH and its subsidiaries as direct ownership. We have no direct or indirect equity interests in SDH or any of its subsidiaries.

If we had direct ownership of SDH and its subsidiaries, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of SDH and its subsidiaries, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. But under the current contractual arrangements, as a legal matter, if SDH or any of its subsidiaries and shareholders fails to perform their obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of SDH were to refuse to transfer their equity interest in SDH to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to fulfill their contractual obligations.

Many of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business may be negatively affected.

The contractual arrangements we have entered into with SDH and its shareholders, and any other arrangements and transactions among related parties that we currently have or will have in future may be subject to scrutiny by the PRC tax authorities and they may determine that we owe additional taxes, which could substantially reduce our consolidated net income and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of SDH in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by SDH for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on SDH for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if SDH’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

The shareholders of SDH may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Almost all of our beneficiary owners hold equity interests in SDH respectively. They may have conflicts of interest with us. Conflicts of interest may arise between the dual roles of them who are both shareholders of our Company and shareholders of SDH, our VIE. These shareholders may breach, or cause SDH to breach, or refuse to renew, the existing contractual arrangements we have with them and SDH, which would have a material and adverse effect on our ability to effectively control SDH and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with SDH to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our Company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in SDH to a PRC entity or individual designated by us, to the extent permitted by PRC law. If we cannot resolve any conflicts of interest or disputes between us and those individuals, we would have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceeding.

Our executive officers, directors and affiliates own a significant percentage of our shares and will be able to exert significant control over matters subject to shareholder approval.

As of the date of this annual report, our executive officers, directors and affiliates beneficially own approximately 42% of our outstanding Ordinary Shares. Therefore, these stockholders will have the ability to influence us through their ownership positions. Further, our CEO and majority shareholder, Mr. Haiping Hu, has beneficial ownership of 6,820,887 Ordinary Shares. These shares represent ownership of approximately 28% of our Ordinary Shares as of the date of this annual report. These shareholders may be able to determine all matters requiring shareholder approval. For example, these shareholders, acting together, may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited transaction proposals or offers for our Ordinary Shares that you may believe are in your best interest as one of our shareholders.

We may lose the ability to use and enjoy assets held by SDH that are material to the operation of certain portion of our business if SDH goes bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with SDH, SDH and its subsidiaries hold certain assets that are material to the operation of certain portion of our business, including intellectual property and licenses. If SDH goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, SDH may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If SDH undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Because we are a Cayman Island company and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

We are incorporated in the Cayman Islands and conduct our operations primarily in China. Substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers.

The SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or executive officers in the PRC. The SEC has stated that there are significant legal and other obstacles to obtaining information needed for investigations or litigation in China. China has recently adopted a revised securities law, and Article 177 of which provides, among other things, that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without governmental approval in China, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators, which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted in China.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with such corporate governance listing standards.

As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq listing standards. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Currently, we rely on home country practice with respect to certain aspects of our corporate governance. See “Item 16G. Corporate Governance.” Our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers given our reliance on the home country practice exception.

Risks Related to Doing Business in China

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

Although the Chinese economy expanded well in the last two decades, the rapid growth of the Chinese economy has slowed down since 2012, and there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the People’s Bank of China and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

We face risks related to health epidemics such as the COVID-19 coronavirus outbreak first identified in Wuhan city at the end of 2019, and other outbreaks, which significantly disrupted our operations and may continue to adversely affect our business, financial condition and results of operations.

Our business has been significantly disrupted and may continue to be materially and adversely affected by health epidemics such as the COVID-19 coronavirus outbreak first identified in Wuhan city at the end of 2019 and other outbreaks affecting the PRC. Our business operations depend on China’s overall economy and demand for our services, which could be disrupted by health epidemics. Since May 2020, the outbreak in China has been generally stabilized, and large-scale offline activities have been permitted by the government as of June 2020, prior to which, due to the government restrictions, we were prevented from arranging offline activities, resulting in cancellations or postponements of study tours, forums and sponsorship advertising events, which adversely impacted the performance of our member services and enterprise services during the lock-down. For the year ended December 31, 2020, the revenues generated from our core businesses (member services, enterprise services and online services) increased by approximately 21%, compared to the same period of the last year. Nevertheless, the aforementioned negative impact on our business was mitigated when the outbreak became stabilized in China in the second half of 2020. However, it remains uncertain as to if and when there may be a COVID-19 resurgence in China and to what extent its impact could have on our long-term business outlook.

Changes in the policies of the PRC government could have a significant impact upon our ability to operate profitably in the PRC.

Currently, we conduct all of our operations and all of our revenue is generated in the PRC. Accordingly, economic, political and legal developments in the PRC will significantly affect our business, financial condition, results of operations and prospects. Policies of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. Our ability to operate profitably in the PRC may be adversely affected by changes in policies by the PRC government, including changes in laws, regulations or their interpretation that may affect our ability to operate as currently contemplated.

Because our business is dependent upon government policies that encourage a market-based economy, change in the political or economic climate in the PRC may impair our ability to operate profitably, if at all.

Although the PRC government has been pursuing a number of economic reform policies for more than two decades, the PRC government continues to exercise significant control over economic growth in the PRC. Because of the nature of our business, we are dependent upon the PRC government pursuing policies that encourage private ownership of businesses. We cannot assure you that the PRC government will pursue policies favoring a market-oriented economy or that existing policies will not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting political, economic and social life in the PRC.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. In fact, the PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

Because our business is conducted in RMB and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in the PRC, our books and records are maintained in RMB, which is the currency of the PRC, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the RMB and dollar affect the value of our assets and the results of our operations in United States dollars. The value of the RMB against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition. Further, our Ordinary Shares offered by this annual report are denominated in United States dollars, we will need to convert the net proceeds we receive into RMB in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the RMB will affect that amount of proceeds we will have available for our business.

Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The EIT Law and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules promulgated under the EIT Law define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. In April 2009, the State Administration of Taxation, or SAT, issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management, known as SAT Circular 82, which has been revised by the Decision of the State Administration of Taxation on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents on December 29, 2017 and by the Decision of the State Council on Cancellation and Delegation of a Batch of Administrative Examination and Approval Items on November 8, 2013. Circular 82 has provided certain specific criteria for determining whether the “de facto management bodies” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal, salary and wages) are made or need to be made by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that GIOP is not a resident enterprise for PRC tax purpose. GIOP is not controlled by a PRC enterprise or PRC enterprise group and we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of GIOP, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”.

If we are deemed as a PRC “resident enterprise” by PRC tax authorities, we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing PRC subsidiary and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders may be decreased as a result of the decrease in distributable profits. In addition, if we were considered a PRC “resident enterprise”, any dividends we pay to our non-PRC investors, and the gains realized from the transfer of our Ordinary Shares may be considered income derived from sources within the PRC and be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty). It is unclear whether holders of our Ordinary Shares would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. This could have a material and adverse effect on the value of your investment in us and the price of our Ordinary Shares.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, a withholding tax rate of 10% may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws.

However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, which became effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which became effective as of April 1, 2018, when determining an applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors will be taken into account. Such factors include whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax, grant tax exemption on relevant incomes, or levy tax at an extremely low rate. This circular further requires any applicant who intends to be proved of being the “beneficial owner” to file relevant documents with the relevant tax authorities. Our PRC subsidiary is wholly owned by our Hong Kong subsidiary, GMB HK. However, we cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by our PRC subsidiary to our GMB HK, in which case, we would be subject to the higher withdrawing tax rate of 10% on dividends received.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us making loans or additional capital contributions to our PRC subsidiary and VIE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiary, VIE and its subsidiaries. We may make loans to our PRC subsidiary, VIE and its subsidiaries, or we may make additional capital contributions to our PRC subsidiary. Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiary, are subject to PRC regulations. For example, loans to our PRC subsidiary cannot exceed statutory limits and are subject to foreign exchange loan registrations. Our capital contributions to our PRC subsidiary must be registered with the MOFCOM or its local counterpart. For more details, see “Regulation—Regulations Related to Foreign Debt.” and “Regulation—Regulations Related to Foreign Exchange.”

In light of the various requirements imposed by of PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals or filings on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or our VIE or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals on a timely basis or at all, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Government control in currency conversion may adversely affect our financial condition, our ability to remit dividends, and the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have.

Under existing PRC foreign exchange regulations, Renminbi cannot be freely converted into any foreign currency, and conversion and remittance of foreign currencies are subject to PRC foreign exchange regulations. It cannot be guaranteed that under a certain exchange rate, we will have sufficient foreign exchange to meet our foreign exchange requirements. Under the current PRC foreign exchange control system, foreign exchange transactions under the current account conducted by us, including the payment of dividends, do not require advance approval from SAFE, but we are required to present documentary evidence of such transactions and conduct such transactions at designated foreign exchange banks within China that have the licenses to carry out foreign exchange business. Foreign exchange transactions under the capital account conducted by us, however, must be approved in advance by SAFE.

Under existing foreign exchange regulations, we will be able to pay dividends in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, we cannot assure you that these foreign exchange policies regarding payment of dividends in foreign currencies will continue in the future.

In fact, in light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the Ordinary Shares. Our capital expenditure plans and our business, operating results and financial condition may be materially and adversely affected.

If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from growing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our stock.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosures and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by the China Securities Regulatory Commission, a PRC regulator that is responsible for oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any review of us, our SEC reports, other filings or any of our other public pronouncements.

A recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq, and the newly enacted “Holding Foreign Companies Accountable Act” all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.

On April 21, 2020, the SEC and the PCAOB released a joint statement highlighting the risks associated with investing in companies based in or having substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor.

On December 18, 2020, the “Holding Foreign Companies Accountable Act” was signed by President Donald Trump and became law. This legislation requires certain issuers of securities to establish that they are not owned or controlled by a foreign government. Specifically, an issuer must make this certification if the PCAOB is unable to audit specified reports because the issuer has retained a foreign public accounting firm not subject to inspection by the PCAOB. Furthermore, if the PCAOB is unable to inspect the issuer's public accounting firm for three consecutive years, the issuer's securities are banned from trade on a national exchange or through other methods.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our Ordinary Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, Friedman LLP, is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., with its headquarter in New York, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor has been inspected by the PCAOB on a regular basis. However, the above developments may have added uncertainties to our continued listing or future offerings of our securities, to which Nasdaq may apply additional and more stringent criteria after considering the effectiveness of our auditor’s audit and quality control procedures, adequacy of personnel and training, sufficiency of resources, geographic reach, and experience as related to their audit.

The failure to comply with PRC regulations relating to mergers and acquisitions of domestic entities by offshore special purpose vehicles may subject us to severe fines or penalties and create other regulatory uncertainties regarding our corporate structure.

On August 8, 2006, MOFCOM, joined by the CSRC, the State-owned Assets Supervision and Administration Commission of the State Council, the SAT, the State Administration for Industry and Commerce (the “SAIC”, currently known as the PRC State Administration for Market Regulation, or the SAMR), and State Administration of Foreign Exchange (“SAFE”), jointly promulgated regulations entitled the Provisions Regarding Mergers and Acquisitions of Domestic Entities by Foreign Investors (the “M&A Rules”), which took effect as of September 8, 2006, and as amended on June 22, 2009. These regulations, among other things, have certain provisions that require offshore special purpose vehicles formed for the purpose of acquiring PRC domestic companies and controlled directly or indirectly by PRC individuals and companies, to obtain the approval of MOFCOM prior to engaging in such acquisitions and to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock market. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. The application of the M&A Rules with respect to our corporate structure remains unclear, with no current consensus existing among leading PRC law firms regarding the scope and applicability of the M&A Rules.

If the CSRC, MOFCOM, or another PRC regulatory agency determines that government approval was required for the VIE arrangement between WFOE and SDH, or if prior CSRC approval for overseas financings is required and not obtained, we may face severe regulatory actions or other sanctions from MOFCOM, the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines or other penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from overseas financings into the PRC, restrict or prohibit payment or remittance of dividends to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel overseas financings, to restructure our current corporate structure, or to seek regulatory approvals that may be difficult or costly to obtain.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, SAFE issued the Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, which became effective as of July 4, 2014 and has replaced the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles (“SAFE Circular 75”). According to SAFE Circular 37, prior registration with the local SAFE branch is required for PRC residents, including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose, in connection with their direct or indirect contribution of domestic assets or interests to offshore companies, known as SPVs. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, effective June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

In addition to SAFE Circular 37 and SAFE Notice 13, our ability to conduct foreign exchange activities in China may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any PRC individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions, the failure of which may subject such PRC individual to warnings, fines or other liabilities.

All of our shareholders who are subject to the SAFE Circular 37 and Individual Foreign Exchange Rules have completed the initial registrations with the qualified banks as required by the regulations. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we have no control over any of our beneficial owners. Thus, we cannot provide any assurance that our current or future PRC resident beneficial owners will comply with our request to make or obtain any applicable registrations or continuously comply with all registration procedures set forth in these SAFE regulations. Such failure or inability of our PRC residents beneficial owners to comply with these SAFE regulations may subject us or our PRC residents beneficial owners to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiary’s ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially adversely affected.

Our contractual arrangements with SDH are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements.

As all of our contractual arrangements with SDH are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Disputes arising from these contractual arrangements between us and SDH will be resolved through arbitration in China, although these disputes do not include claims arising under the United States federal securities law and thus do not prevent you from pursuing claims under the United States federal securities law. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these contractual arrangements, through arbitration, litigation and other legal proceedings remain in China, which could limit our ability to enforce these contractual arrangements and exert effective control over SDH. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over SDH, and our ability to conduct our business may be materially and adversely affected.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

China’s economy has experienced increases in labor costs in recent years, which is expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefits of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and its implementing rules that became effective in September 2008 and its amendments that became effective in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

We may be involved from time to time in legal proceedings and commercial or contractual disputes, which could have a material adverse effect on our business, results of operations and financial condition.

From time to time, we may be involved in legal proceedings and commercial disputes. Such proceedings or disputes are typically claims that arise in the ordinary course of business, including, without limitation, commercial or contractual disputes, and other disputes with customers and suppliers, intellectual property matters, tax matters and employment matters. There can be no assurance that such proceedings and claims, should they arise, will not have a material adverse effect on our business, results of operations and financial condition.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

The Securities and Exchange Commission (the “SEC”), the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or executive officers in the PRC. The SEC has stated that there are significant legal and other obstacles to obtaining information needed for investigations or litigation in China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in Hong Kong or other jurisdictions may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, China has recently adopted a revised securities law that became effective on March 1, 2020, Article 177 of which provides, among other things, that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without governmental approval in China, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, it could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of China, which may further increase difficulties faced by you in protecting your interests.

Risks Relating to Our Ordinary Shares and the Trading Market

If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States holders of our Ordinary Shares could be subject to adverse United States federal income tax consequences.

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such taxable year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the current and anticipated value of our assets and the composition of our income and assets, we do not expect to be a PFIC for United States federal income tax purposes for our current taxable year or in the foreseeable future. However, the determination of whether or not we are a PFIC according to the PFIC rules is made on an annual basis and will depend on the composition of our income and assets and the value of our assets from time to time. Therefore, changes in the composition of our income or assets or the value of our assets may cause us to become a PFIC. The determination of the value of our assets (including goodwill not reflected on our balance sheet) may be based, in part, on the quarterly market value of our Ordinary Shares, which is subject to change and may be volatile. It is possible that, for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year.

Although the U.S. tax law with regards to VIEs is unclear, we are treating SDH as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with SDH, and as a result, we are treating SDH as our wholly-owned subsidiary for U.S. federal income tax purposes. For purposes of the PFIC analysis, in general, according to Section 1297(c) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Although our Company does not technically own any stock in SDH there are numerous factors that give rise to a strong conclusion that its control of management decisions, the entitlement to economic benefits associated with SDH, and the inclusion of SDH as part of the consolidated group (Under Accounting Standards Codification (ASC) Topic 810, “Consolidation,” VIEs are generally consolidated with other related entities under common control) is so akin to our Company holding a stock interest in SDH that it is reasonable and consistent to consider our Company’s interest in SDH as a deemed stock interest. Therefore, the income and assets of SDH should be included in the determination of whether or not we are a PFIC in any taxable year. It is important to emphasize that there is little to no guidance other than the statute itself (Internal Revenue Code Section 1297(c)) and analogous portions of the code, treasury regulations and other accepted authorities and as such it is possible for the IRS to challenge the argument that the look through rule would apply in this case, especially since the statute explicitly says “stock”.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one or more taxable years.

If we are a PFIC for any taxable year during which a United States person holds Ordinary Shares, certain adverse United States federal income tax consequences could apply to such United States person.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS ABOUT THE PFIC RULES, THE POTENTIAL APPLICABILITY OF THESE RULES TO THE COMPANY CURRENTLY AND IN THE FUTURE, AND THEIR FILING OBLIGATIONS IF THE COMPANY IS A PFIC.

We have identified several control deficiencies in our internal control over financial reporting. If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

The Securities and Exchange Commission, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting when the Company no longer qualifies as an emerging company. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We are expected to first include a management report on our internal controls over financial reporting in our annual report in the second fiscal year end following the effectiveness of our initial public offering. As such, these requirements are expected to first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2021.

During the course of preparing our consolidated financial statements as of and for the years ended December 31, 2018, 2019, and 2020, we identified a number of control deficiencies in our internal control over financial reporting. Many of the deficiencies noted below were communicated to us from our independent registered public accounting firm as observations, which stemmed from their audit. The deficiencies identified include: (1) a lack of formal internal controls over financial closing and reporting processes; (2) a lack of a formal risk assessment process; and (3) a lack of accounting policies and procedures manual that covers U.S. GAAP and SEC financial reporting requirements. As a result of the above, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were not effective.

We are taking a number of measures to tackle the control deficiencies identified, including: (1) preparing a comprehensive accounting policies and procedures manual that covers U.S. GAAP and SEC financial reporting requirements, and ensuring that accounting personnel are familiar with and follow the manual; (2) establishing a risk assessment process that complies with the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission; and (3) hiring additional personnel with external reporting experience, including knowledge of the SEC reporting requirements and U.S. GAAP, and investor relations personnel.

Effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our Ordinary Shares. Furthermore, we anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, which may limit the information publicly available to our investors and afford them less protection than if we were an U.S issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. Furthermore, Cayman law does not require that we obtain shareholder approval to issue 20% or more of our outstanding Ordinary Shares in a private offering.

As a foreign private issuer we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. We are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

Anti-takeover provisions in our memorandum and articles of association may discourage, delay or prevent a change in control.

Some provisions in our memorandum and articles of association, may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

●	provisions that permit our board of directors by resolution to issue classes of shares with preferred, deferred or other special rights or restrictions as the board of directors determine in their discretion, without any further vote or action by our shareholders. If issued, the rights, preferences, designations and limitations of any class of preferred shares could operate to the disadvantage of the outstanding ordinary shares the holders of which would not have any pre-emption rights in respect of such an issue of preferred shares. Such terms could include, among others, preferences as to dividends and distributions on liquidation, or could be used to prevent possible corporate takeovers; and

●	provisions that restrict the ability of our shareholders holding in aggregate less than thirty percent (30%) of the outstanding voting shares in the company to call general meetings or annual general meetings and to include matters for consideration at shareholder meetings and the ability of our shareholders holding in aggregate of 10% of the outstanding voting shares to call for special meetings of shareholders.

If we cannot satisfy the listing requirements and other rules of Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price and certain corporate governance requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Shares are a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association and have been provided for in the amended articles and memorandum of association of the Company, subject to the restrictions described therein. Advance notice of at least twenty-one clear days is required for the convening of our annual general shareholders’ meeting and at least 14 clear days’ notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in the Company. To the extent that shareholders hold in aggregate less than thirty percent (30%) of the outstanding voting shares in the Company, they cannot (a) call general meetings or annual general meetings; and (b) Include matters for consideration at shareholder meetings.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

On February 22, 2019, we established a holding company, GIOP, under the laws of the Cayman Islands. GIOP owns 100% of GMB HK, a Hong Kong company incorporated on March 22, 2019.

On June 3, 2019, GIOP BJ, or WFOE, was incorporated pursuant to PRC laws as a wholly foreign owned enterprise. GMB HK holds 100% of the equity interest in WFOE.

We operate through our VIE, or SDH, and its subsidiaries in the PRC, which we control via a series of contractual arrangements between WFOE and SDH. SDH (formerly known as Beijing Huatai Yihe Co., Ltd.) was established in 2014 as a limited company pursuant to PRC laws for the purpose of providing corporate consulting services.

SDH established a wholly owned subsidiary, GMB Hangzhou, on November 1, 2017 pursuant to PRC laws.

In 2017 and 2018, SDH also established four subsidiaries pursuant to PRC laws, which were GMB (Beijing), GMB Culture, GMB Consulting, and GMB Linking. SDH owns 51% of the equity interest of each of these four subsidiaries. Additionally, GMB Culture has a subsidiary Mentor Board Voice of Seeding (Shanghai) Cultural Technology Co., Ltd., and owns 60% of its equity interest.

On October 16, 2020, SDH established another wholly owned subsidiary, Zibo Shidong, pursuant to PRC laws. See “Item 4C.  Organizational Structure for a chart of our current structure.”

On February 11, 2021, the Company closed its initial public offering (“IPO”) of 6,720,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”). The Ordinary Shares were priced at $4.00 per share, before underwriting discounts and offering expenses, resulting in gross proceeds of $26,880,000. The offering was conducted on a firm commitment basis. The Ordinary Shares commenced trading on The Nasdaq Capital Market under the ticker symbol “SDH” on February 9, 2021.

On February 19, 2021, ViewTrade Securities, Inc., as the representative of the underwriters in the initial public offering (“IPO”) of Global Internet of People, Inc. (the “Company”), exercised in full its option to purchase an additional 1,008,000 ordinary shares at a price of $4.00 per share. As a result, the Company raised gross proceeds of approximately $4,032,000, in addition to the previously announced IPO gross proceeds of approximately $26.88 million, before deducting underwriting discounts and other related expenses.

Pursuant to PRC laws, each entity formed under PRC law shall have certain business scopes as submitted to the Administration of Industry and Commerce or its local counterpart. Pursuant to specific business scopes, approval by the relevant competent regulatory agencies may be required prior to commencement of business operations. As such, WFOE’s business scope is to primarily engage in: technology development, technology promotion, technology transfer, technical consultation, technical services; sales of self-developed products; business management consulting; corporate planning; conference services, organization of cultural and artistic exchange activities (excluding commercial performances); economic and trade consulting. Since the sole business of WFOE is to provide SDH with technical support, consulting services and other management services relating to its day-to-day business operations and management in exchange for a service fee approximately equal to SDH’s earnings before corporate income tax, i.e., SDH’s revenue after deduction of operating costs, expenses and other taxes, subject to adjustment based on services rendered and SDH’s operation needs, such business scope is necessary and appropriate under PRC laws. SDH, on the other hand, is also able to, pursuant to its business scope, provide a platform for our Members to obtain practical corporate guidance, financing sources, resource joining, assistance with corporate emergencies, support with public listings and other mutual assistance services.

We control SDH through contractual arrangements, which are described under “Business — Contractual Arrangements between WFOE, SDH and Its Shareholders.” GIOP is a holdings company with no business operation other than holding the shares in GMB HK, which is also a pass-through entity with no business operation.

On February 11, 2021, our ordinary shares commenced trading on the Nasdaq Capital Market under the symbol “SDH.”

Our principal executive offices are located at (1) Room 208, Building 1, No. 28 Houtun Road, Haidian District, Beijing and (2) 25th Floor, YiBai Shanshan Building, No.985 Dongfang Road, Pudong, Shanghai, and our phone number is +86 10-82967728 for the Beijing office and +86 21-68828790 for the Shanghai office. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands, and the phone number of our registered office is +1 345 945 3901. We maintain a corporate website at www.sdh365.com.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

B. Business

Overview

We started our operation as a consulting company providing enterprise services to small and medium-sized enterprises in the PRC in December 2014, and launched our peer-to-peer knowledge sharing and enterprise service platform in May 2016. Since then, we have continued to expand and improve our platform, where knowledge is shared, and services are requested and provided. We operate our platform through our PRC operating entity, SDH and its subsidiaries, both online, via our mobile application “Shidonghui App” (the “APP”), and offline, through local offices directly operated by us in Beijing, Shanghai and Hangzhou, as well as 51 local centers operated by some of our Members in 35 cities and 21 provinces throughout the PRC as of the date of this annual report. Our mission is to become a worldwide leading knowledge sharing and enterprise service platform.

According to the International Monetary Fund, from 2014 to 2018, the nominal GDP per capita in the PRC rose from $7,701 in 2014 to $ 11,819 in 2020, representing a CAGR of approximately 6.6%. A growing economy and generally positive market environment have created many entrepreneurial and high-growth enterprises, many of which need corporate services such as financial consulting and management training. In line with the trend of nominal GDP, the disposable income of urban residents in the PRC recorded an increase from 2013 to 2019, as there was a rise in overall household spending capabilities due the blooming economy. According to the National Bureau of Statistic of the PRC, the per capita disposable income of urban residents in the PRC increased from $4,305 in 2014 to $6,322 in 2019, representing a CAGR of 8.0%. Previously, our platform focused on providing enterprise services to enterprises and entrepreneurs, but we are actively expanding our service to individuals and families that seek advice and services relating to health, beauty, travel, fashion, housing, etc.

When we launched our platform, our aim was not only to continue providing enterprise services to PRC’s growing business communities, but also create a marketplace where qualified entities (individuals and enterprises) have opportunities to serve as providers, and receive rewards by sharing their knowledge with others on the platform. As of March 2021, our knowledge sharing and enterprise service ecosystem had 632 Mentors, 1,161 Experts, 1,492 Members, and 5.50 million Users. In addition to serving our Users and Members, we continue to provide enterprise services to small and medium-sized enterprises in China through a dedicated team with seven full-time professional consultants, as well as our Mentors and Experts. Our providers (Mentors, Experts and consultants) are successful entrepreneurs, scientists, investors, and professionals with qualifications and achievements in major industries such as finance, energy, health care, technology, manufacturing and academia. Our core strength is the knowledge brought by our providers, highlighted by their experiences, wisdom, industry know-how, and social connections.

We offer online services to our Users on our APP, which was released to the public in May 2016, and offline services to our Members. The number of Users, measured as the total of unique individuals who downloaded and registered to use our APP on their mobile devices, has increased from approximately 800,000 in December 2017 to approximately 5.50 million in March 2021. The number of our Members, measured as the total number of active subscribers of our three annual memberships (platinum, diamond and protégé), has increased from 139 in May 2016 to 1,492 in March 2021. “Active subscribers” are those who signed on and made full payment to receive our yearly Member services that were in effect (within the year period) at the time of measurement.

All of our Members are encouraged to become Users by downloading and registering on the APP to enjoy free online services, some Users also become Members in order to have access to our offline services. The services we currently offer to Users are (1) Questions and Answers (Q &A) Sessions and (2) streaming of audio and video courses and programs. The offline services we offer to our Members are study tours and forums.

To meet the growing demand of our Users, Members and Enterprise Service Clients for professional services and advice in a rapidly changing business environment, we have been continually expanding and improving our platform and services. In March 2018, we launched our Comprehensive Tailored Service program, a customized enterprise packaged service targeting small business owners; in December 2018, we launched GMB Regional Economic Accelerator, a business initiative designed to help with economic growth of less developed areas in China, by entering into cooperating programs with regional government entities for the purpose of providing services to local businesses; starting in 2019, we began to promote our brands “SDH” and “GMB” and seek opportunities to expand our platform in the United States. We believe these business initiatives will enrich our service offerings and attract more individuals and enterprises to join our platform.

In late 2019, taking advantage of our knowledge of market demand and trends, as well as access to resources afforded to us by our knowledge sharing platform, we started procuring and offering merchandises for sale through our platform to our clients and the general public. The merchandises are obtained through: (1) fee exchange arrangement, through which we receive products in exchange for collection of membership fees and consulting fees earned from our customers at our discretion, and (2) direct purchases from our customers and third parties based on market trend and demand. For the fiscal year ended December 31, 2019, $2,500,481 or 76% of the merchandises for sale were obtained through our fee exchange arrangement with our customers, and $786,791 or 24% were through direct purchases from our customers. For the year ended December 31, 2020, $2,302,274 or 85.05% of the merchandises for sale were obtained through our fee exchange arrangement with our customers, and $404,622 or 14.95% were through direct purchases from our customers and third parties. The practice of the fee exchange arrangement is non-routine. We have achieved a significant growth in sale of merchandises, which generated $1,495,365 for fiscal year 2020, compared to $9,568 for fiscal year 2019.

We have been profitable since fiscal year 2018, and generated net revenues of $13,538,999, $17,925,476, and $23,181,084 for the fiscal years 2018, 2019 and 2020, respectively. Our revenues were generated from the following:

●	fees generated from Member services, in the amount of $5,280,587, $2,525,084, and $872,629, or 39.00%, 14.09% and 3.76% of the net revenues of fiscal years 2018, 2019 and, 2020, respectively;

●	fees generated from enterprise services, in the amount of $8,046,406, $15,210,675, and $20,361,041, or 59.43%, 84.85%, and 87.84% of the net revenues of fiscal years 2018, 2019 and 2020, respectively;

●	fees generated from sale of merchandises, in the amount of nil, $9,568 and $1,495,365, or nil, 0.05%, and 6.45% of the net revenues of fiscal years 2018, 2019 and 2020, respectively;

●	fees generated from online services, in the amount of $8,098, $66,304, and $361,933, or 0.06%, 0.37% and 1.56% of the net revenues of fiscal years 2018, 2019 and 2020, respectively; and

●	fees generated from other services, in the amount of $203,908, $113,845, and $90,116, or 1.51%, 0.64%, and 0.39% of the net revenues of fiscal years 2018, 2019 and 2020, respectively.

In our first two years of operation, revenues generated from online services were much smaller than compared to revenues generated from Member services and enterprise services, primarily due to the fact that we have focused on growing our online knowledge sharing community by providing services for Users to enjoy at low or no charge. We do not require any fee to become a User on our platform, and most of the audio and video courses and programs on our APP were free for our Users to experience. Beginning in 2019, to increase our revenues from our online services, we started to charge our Users fees for streaming most of our audio and video courses and programs. As a result, for the fiscal years 2019 and 2020, we increased our revenues generated from online services to $66,304, and $361,933. We believe our platform has the potential of becoming a major knowledge sharing marketplace in the PRC and that our online services will greatly contribute to the overall growth and expansion of our knowledge sharing platform if we are able to continually execute our strategy to attract more Users, Mentors, and Experts to join and contribute to our peer-to-peer sharing platform.

Currently, we only operate in mainland China, although approximately 129 of our APP Users are located in North America. We also have five Mentors in the United States as of the date of this annual report. Our plan is to continually expand our services both online and offline, explore new business ventures and initiatives both domestic and abroad to generate additional revenues, and ultimately become a leading knowledge sharing and enterprise service platform that offers and creates value for everyone in our ecosystem.

Our Knowledge Sharing and Enterprise Service Platform Ecosystem

Our Members and Users

Our Members

Our Members can choose from three annual membership plans: Platinum, Diamond, and Protégé. Members enjoy services included in their respective membership plans. The following table presents the annual membership fees and the number of Members for each of the membership tiers, as of March 31, 2021:

Membership Tiers	Annual Membership Fee	Number of Members
Platinum	RMB 16,800 (approximately US$2,435)	875
Diamond	RMB 98,000 (approximately US$14,203)	585
Protégé	RMB 500,000 (approximately US$72,464)	32

Our Users

Our APP is available in the PRC and elsewhere in the world where potential Users can access on the internet the http hyper-link we provide for our APP download/installation on their mobile devices; anyone over the age of 18, with a mobile phone (IOS or Android) can download our APP and complete an online registration process to become a User. Currently, although we do not charge any fee to register for our APP, we do require our Users to obtain a verification code via their mobile devices to register. Additionally, Users must agree to our Terms of Use in the form of a user agreement, which can be completed and submitted to us on our APP.

Since the inception of our APP in May 2016, the number of our Users has increased steadily from year to year. As of March 31, 2021, we had approximately 5.50 million Users, an increase of 5.31 million from 0.19 million in September 30, 2019.

Our Mentors and Experts

Our Mentors

Our Mentors are leaders in their respective professional fields, all of them enjoy strong social influence due to their professional achievements and social status in China. The majority of our Mentors are successful well-known entrepreneurs, executive officers of public companies, PE/VC partners, doctors, and artists, in a wide range of industries including academia, health care, financial service, energy, technology, manufacturing, etc. As of March 31, 2021, we had 632 Mentors, and all of them were hand-picked and invited by our management to join our platform.

Below are some of our representative Mentors (not in any particular order):

Name	Specialty	Credentials
Yang Wang, CEO of Cybernaut Investment Group	Finance and Business Management	Mr. Wang was former global Vice President and General Manager of China Development Center of IBM, responsible for big data, cloud computing and artificial intelligence. Currently, Mr. Wang is the CEO of Cybernaut, a company with 100 billion assets worldwide and is committed to investing in international technological innovation, industrial innovation, regional innovation and entrepreneurship, transformation and upgrading, and new business models.

Weigang Wang, Chairman of Board, Nuode Investment Co., Ltd.	Innovation and Entrepreneurship	Mr. Wang is the chairman of the board of Nuode Investment Co., Ltd. Mr. Wang enjoys the PRC State Council special allowance, a government subsidy granted to highly skilled professional and technical personnel who made outstanding contributions. Previously, Mr. Wang served as the dean of Sinosteel Anshan Thermo-Energy Research Institute, and was a professor at Beijing University of Science and Technology, Liaoning University of Science and Technology, and Anhui University of Technology.

Zhengming Feng, Managing Director of Softbank China Capital	Financial Services	Mr. Feng has been Managing Director of Softbank China Capital since December 2009, and was CEO of China Environmental Protection Technology Group (listed in Singapore) from September 2008 to December 2009. He was also Executive Director, Executive Deputy General Manager, and CFO of Tsinghua Tongfang Environment from January 2004 to September 2008.

Baozhong Li, Chairman of Shanghai Xiangzhong Investment Co., Ltd. and China Internet Insurance (Ningbo) Industrial Fund	Finance	Mr. Li currently serves as a director at Shanghai Xiangzhong Investment Co., Ltd. and Ningbo Zhonghu Technology Co., Ltd. Previously, Mr. Li served as the CEO of Haier Capital. Mr. Li earned a Master’s degree in Management of Agricultural Economy from Zhejiang University and an EMBA degree in Finance from Shanghai Advanced Institute of Finance.

Yanshi Jin, President of Beijing Xinxing Eaton Technology Service Co., Ltd.	Finance and Economics	Mr. Jin is the President of Beijing Xinxing Eaton Technology Service Co., Ltd., Chairman of the Board of Directors of the United Nations Blockchain Foundation, Director of the Fundamental Theory Research Center of the Capital University of China University of Political Science and Law, Director of the Financial Program of Peking University HSBC Business School; and Chief Economics of Xinhua Index Company Family. He was also elected as 2009 CCTV Annual Economic Persons Selection Committee Member, elected by China Securities Market as the “Most Influential People Award” for 20 years, and won the “First Financial Economics” Financial figures of the year in 2010.

Dr. Dexter Y Sun, Clinical Associate Professor of Neurology at the Cornell University School	Medicine	Dr. Sun is a clinical professor of Neurology, Weill Cornell Medical, the Chief Physician of New York Presbyterian Hospital-Weill Cornell Medicine and a visiting professor of Zhejian University School of Medicine. He is the former President of the Society of Chinese American Physician Entrepreneurs and Co-Chairman of Medical Advisory Board of Republican National Committee. He also serves as Member of Zhejiang University Alumni Association and Vice President of Zhejiang University School of Medicine Branch.

Our Experts

Our Experts are skilled and qualified in their specialized fields to provide advice and guidance to our Users. Persons can become Experts through a certification process either on our APP or in-person at our local offices and centers. Our certification process consists of three steps: (1) an applicant is required to demonstrate his or her expertise and qualifications by submitting an application along with supporting documents such as resume, publications, and school transcripts; (2) our team reviews and verifies the applicant’s qualifications and background information, based on which we make a determination on whether to approve the application; and (3) we enter into a service agreement with the approved applicant. As of March 31, 2021, we had 1,161 Experts.

Service Agreements with Our Mentors and Experts

Each of our Mentors and Experts, as a service provider on our platform, must enter into a service agreement with us that governs the rights and obligations of each party. The term of the service agreement is open and can be terminated by either party without any cause, and the services they provide to our Users and Members must be given exclusively on our platform, either online or offline, for which the fees generated are shared between us and the providers, usually at a 30/70 split, that is, we receive 30% and providers receive 70% of the fees. Under certain circumstances where providers generate additional fees such as registering new members, the providers will be entitled to a larger percentage of the fees generated, as decided between the parties on a case-by-case basis.

Our Local Centers

In order to better assist and service our Members as well as promote our business, we have established a number of local centers in major cities in China, predominant in the provinces in the Southern and Eastern China, where there are more economic activities. Our local centers are used for business development and communications where our local Members gather to share information, promote businesses, and organize events such as product promotions and lectures. Our local centers are operated under our supervision by Diamond and Protégé Members, who must have access to office spaces of at least twenty square meters, and whose qualifications must be pre-approved by our management. We also enter into a service agreement with each of our local center operators. Currently, we do not pay any fees to the Members who operate local centers. As of March 31, 2021, we had 51 local centers located in 35 cities and 21 provinces.

Our Enterprise Service Consultants

We have a professional consulting team with seven full-time employees, who have at least five years of experience in their respective fields of professions, including finance, capital markets, marketing, public relations, sales, etc. The majority of our team previously worked in the technology or finance industries. See “Consulting” below.

Our Enterprise Service Clients

The majority of our Enterprise Service Clients are small and medium-sized enterprises located in the following provinces: Zhejiang, Shanxi, Guangdong, Shandong and Liaoning, as well as Shanghai City. For the fiscal year ended December 31, 2018, 2019, or 2020, none of our clients accounted for more than 10% of our revenues.

Our Services

Member Service

We started our Member service in November 2015, and the chart below summarizes the services Members receive:

Membership Tier	Service
Platinum	seven SDH organized activities (study tours and forums) per year
Diamond	seven SDH organized activities (study tours and forum) per year, during which Member may enjoy special seating assigned only to Diamond Members, and make presentations and sales pitches of his or her business, products and services
Protégé	seven SDH organized activities (study tours and forum) per year, during which Member may enjoy special seating assigned only to Protégé Members, make presentations and sales pitches of his or her business, products and services, and communicate with Mentors and Experts in person at such activities

During each of our study tours and forums, a number of our Mentors and Experts, along with other business leaders, are invited to attend, give speeches and host discussion sessions at these activities. We compensate the attending Mentors and Experts with fees ranging from RMB5,000 (approximately US$725) to RMB20,000 (approximately US$2,899) depending on factors such as the size of the audience, the location of the activity and qualifications of the attending Mentors and Experts.

Our Member activities are open to non-members, who pay RMB3,000 (approximately US$427) for each activity. For the fiscal years 2018, 2019, and 2020, we generated fees from non-members in the amount of $203,908, $113,845, and $90,116, respectively.

Study Tours

Beginning in 2016, we started organizing study tours for our Members, and offered ten, thirteen, and four study tours in 2018, 2019, and 2020, respectively. The number or our study tours in 2020 decreased because of restrictions imposed by the government due to the Covid-19 pandemic. These restrictions eased in the second half 2020 when we were able to resume our study tours. Our study tours are designed to provide trainings on real world business skills for entrepreneurs and executives. Each study tour generally lasts two days, in which a day and a half are dedicated to classroom style lecturing and discussions, while the remaining half day is spent on visiting the headquarters or facilities of successful enterprises. All participants are responsible for their own food, traveling and living accommodations throughout the study tours.

Below are some of our study tours given in the past:

Dates	Location (City)	Enterprise Visited
November, 2020	Zibo	Zibo Yuanshang Museum
September, 2020	Jiangkou	Hubei Wudang Yangshengtang Ltd.
August, 2020	Jian	Jinggangshang Training Center
June, 2020	Hangzhou	Douyin Hagnzhou Center
July, 2019	Liaocheng	Dong-E-E-Jiao Co Ltd
June, 2019	Hangzhou	Wahaha Group
May,2019	Guangzhou	Xuesong Group
August, 2018	Quanzhou	361 Degrees International Limited
July, 2018	Taiyuan	Fenjiu Group
May, 2018	Ningbo	Sunny Optical Technology (Group) Co., Ltd. and Ningbo Shanshan Co., Ltd.

Forums

We organize large-scale forums (with more than 1,000 attendees) that last two to three days. The purpose of our forums is to share business intelligence with small and medium-sized enterprises and help them develop business plans and strategies. The themes of our forums are usually related to interpretation of newly published governmental policies, sharing of industry opportunities and perspectives on corporate transformation and growth. We held three large-scale forums in 2018, two in 2019, and one in 2020. The number or our forums in 2020 decreased because of the restrictions imposed by the government due to the COVID-19 pandemic. These restrictions eased in the second half 2020 when we were able to resume our forums.

Enterprise Service

In addition to providing services to our Users and Members, we have been providing customized enterprise service to small and medium-sized enterprises in the PRC since our inception in 2014. Enterprise service is an integral part of our platform, and a number of our Enterprise Service Clients are also our Members and Users.

Below are the three main enterprise services we provide:

Comprehensive Tailored Services

Our Comprehensive Tailored Service are geared towards small and medium-sized businesses, to provide tailored packaged services including conference and salon organizations, booth exhibition services, guidance by Mentors and Experts, and other value-added services, for the purpose of promoting and growing their businesses. Clients are required to enter into service agreements with us, which are individually negotiated based on the services and resources we provide. For 2018, our comprehensive enterprise service generated revenue in the amount of US$4,732,980 from 126 clients. For 2019, our comprehensive enterprise service generated revenue in the amount of US$5,733,342 from 89 clients. For 2020, our comprehensive enterprise service generated revenue in the amount of US$13,345,880 from 80 clients.

Consulting

Our team of professional consultants provides enterprise consulting services and develops strategies and solutions for corporate reorganization, product promotion and marketing, industry supply chain integration, corporate governance, financing and capital structure, etc. Our consulting services are customized to meet each client’s specific needs and requirements. Our fees and payment structures are based on the specifics of the services we provide, such as the time and efforts required, the duration of the service, and are usually in the range of RMB20,000 (approximately US$2,898) to RMB80,000 (approximately US$11,594) for a one-time service charge, or monthly fees in the amounts of RMB10,000 (approximately US$1,449) to RMB20,000 (approximately US$2,898) for continued services. Below are some of the consulting projects we have completed:

●	We assisted a Beijing based investment and development company to: (1) allocate and develop customer resources; and (2) provide expert support for a strategic development and research project regarding the development of a shopping mall.

●	We assisted a company based in Jiangsu province to formulate a customized financing plan based on their specific financing needs for business development and we successfully obtained the required funds for our client.

●	We assisted an energy company based in Jiangsu province with a comprehensive evaluation of its business model and development plan.

Sponsorship Advertising

Sponsorship advertising is a special form of advertising, generally referring to a publicity strategy adopted by enterprises in order to enhance their corporate and product image, as well as brand awareness and influence. We provide sponsorship advertising services for our enterprise clients at events we hold, such as forums and study tours, in the following forms:

●	We display the names and logos of the sponsor enterprises on the background and display boards at our events.

●	The representatives of the sponsor enterprises are assigned to the VIP seating areas with name tags displaying their company names and logos.

●	The sponsor enterprises enjoy a certain number of tickets for an event, which can be used for sale or as gifts to their customers.

●	The names and logos of the sponsor company are displayed in the related advertisements and promotional materials for an event.

●	We use products exclusively provided by the sponsor enterprise for an event.

●	The names and logos of the sponsor enterprise may also be displayed in programs and videos we produce such as “Haiping’s Meeting Room.”

The fees we charge for sponsorship advertising is in the range of RMB500,000 (approximately US$72,463) to RMB2,000,000 (approximately US$289,855) per engagement, depending on several specific factors, such as the number of the participants, the location, and popularity of an event.

Sale of Merchandises

In late 2019, we started procuring and offering merchandises for sale through our platform to our clients and the general public. Our merchandises include Chinese tea, red wine, wellness products, gift cards, and others. Most of our merchandises for sale are obtained from our Members and enterprise service clients through exchange for collection of membership fees and consulting fees. Such exchanges are non-routine and made at our discretion, based on a number of factors, including but not limited to, the market trend and demand for such merchandises, the profit margin expected to be realized from the sale of such merchandises, and the credit-worthiness of and our relationship with these clients. Our other merchandises are sourced and purchased from our customers directly at preferred prices or from third parties, based on our knowledge of current market trend and demand generated from our platform. Taking advantage of our management’s knowledge of market demand and trend, as well as access to resources afforded to us by our knowledge sharing platform, we have achieved significant sales in the area of merchandising. For fiscal year 2020, we generated $1,495,365, or approximately 6.45%, of our total revenue from sale of merchandises, which we believe has become a supplemental revenue stream that is both profitable and strategically aligned with our other operations. We expect to continue to offer certain customers the option to exchange merchandises in lieu of membership fees and consulting fees at our discretion, which practice we believe is a win-win for us and our clients, though it will only serve as a non-routine practice that is supplemental to our business operation.

Online Service

We provide our Users two services on the APP: (1) Question and Answer (Q&A) Sessions and (2) Online Streaming of Courses and Programs. In addition, our APP has a community building function that facilitates relationship building on our platform. For example, our APP allows Users to share their “moments,” such as pictures and videos of their life experiences, via instant messaging, with other Users on the APP. Users may also “like” and/or comment on other User’s “moments.” In addition, Users may establish their own communities by creating and inviting other Users to join his or her group.

Our APP

Our APP was launched in May 2016, and runs on both IOS and Android devices. We strive to provide our Users superb experiences on our APP and have established an in-house Information Technology team of eight employees dedicated to the development and support of our system. To date, we have registered 29 computer software copyrights with the Copyright Protection Centre of China (CPCC), in connection with the development of our APP. In October 2017, as a result of our efforts, SDH was certified by the State Intellectual Property Office (“SIPO”) as a national high-tech enterprise, which affords SDH a favorable tax rate of 15%, rather than the unified rate of 25% for the duration of the certification. The certification lasts for three years, and has been renewed renewal in 2020. As of March 31, 2020, our APP has been downloaded by approximately 5.50 million Users, compared to 800,000 as of December 2017. The number of average monthly active Users was approximately 73,400 in 2019 and approximately 87,899 in 2020.

Questions and Answers (Q &A) Session

Our Mentors and Experts, as providers, are available to answer questions and share valuable personalized guidance and advice in a wide range of fields, including business management, health care, beauty, financial services, education, etc. Through a Q&A session, a User can submit questions on our APP to a chosen provider, who are listed on the APP under their specializing sectors, and receive a response within 72-hours. When a User submits a question on our APP, our customer service representatives and the chosen provider receive a text notification from our system immediately. Upon receipt of the text notification, our provider is required to respond within 72-hours, although most of the time the responses are provided in a much shorter time frame. If the response is delayed or unsatisfactory to the User, he or she may notify our customer service representatives who will contact the provider to follow-up with the User.

Users must purchase top-up credits on our APP to pay for Q&A sessions. Providers set their own fees for Q&A sessions. At present, the average fee for a Q&A session is RMB31 (approximately US$4.38), which translates to 31 APP top-up credits. After each session concludes, credits are automatically awarded to the provider’s APP account and can be used for services on our APP or converted to RMB and paid out to the provider’s bank account linked with our APP. When submitting a question in a Q&A session, a User can also choose to share the Q&A session on the APP for a fee of one to five credits and earn credits when other Users access the shared Q&A session. The credits earned from the shared Q&A sessions are to be split 50/50 between the Users and us.

As of March 31, 2021, our APP completed a total of 9,569 Q&A sessions, and had about 1,063 daily accesses to shared Q&A sessions. Our top-earning providers generate about an average of RMB1,795 (approximately US$255) from answering questions in the Q&A sessions per month for the 24 months ended March 31, 2021.

Online Streaming of Video & Audio Courses and Programs

We provide video and audio courses and programs on our APP for on-demand and live streaming. At present, our APP has approximately 5,279 audio and 4,748 video courses and programs available for streaming. The majority of the courses and programs are business-oriented, which cover subjects such as entrepreneurship development, financial service, corporate governance, team management, marketing strategy, etc. We also provide some focused courses and programs that target special audience groups, such as parent-child education for new parents, and business school selection programs for graduate students. The majority of our online courses are sourced from third party content providers including professional content production companies and individuals.

At present, we release an average of 20 to 60 online courses and programs each month and have 5,000 to 15,000 online streaming sessions every week. As of March 31, 2021, approximately 35.22% of the courses and programs were produced and owned by our two subsidiaries, GMB Culture and GMB Linking. We produce in-house video and audio courses and programs for streaming on our APP and several other internet content providers in China, such as Tencent, iQiyi, Youku, and Himalaya FM. For example, we produce “Haiping’s Meeting Room”, a video program debuted in June 2017, hosted by our CEO, Mr. Haiping Hu, which focuses on sharing practical business knowledge through one-on-one or roundtable interviews with well-known entrepreneurs and executives, with new episodes being released once or twice every month. We have received favorable responses from our clients, as each episode of “Haiping’s Meeting Room” received 7 to 14 million visits.

The other content on our APP were produced by third party content providers, including (1) approximately 44.05 by Beijing Winning at the Frontlines Cultural Exchange Co., Ltd. (“Beijing Winning”), (2) approximately 6.95% by individual content providers, such as our Mentors and Experts, and (3) the remaining 13.78% by other third party production companies including Beijing Binbin Youli Network Technology Co., Ltd., Shanghai Maokong Information Technology Co., Ltd., Beijing Friendship Culture Communication Co., Ltd., Asia United Education Technology Co., Ltd., Xiameng Xingfujia Co., Ltd., and Wuxi Ruijian Times Co., Ltd.

All content on our APP is copyrighted. We enter into licensing agreements with the third party content providers and have full rights to use and distribute the content on our APP. On May 30, 2016, we entered into a strategic cooperation agreement and a copyright authorization agreement, both for a term of five-years, with our main third party content provider, Beijing Winning. Pursuant to the agreements, we had non-exclusive right to use and distribute Beijing Winning’s productions on our platform without paying any upfront fee, and Beijing Winning had the right to all derivative profits, including consulting and speaking fees generated from engagements made with our Users. On November 2, 2019, we entered into an intangible assets purchase agreement with Beijing Winning to acquire 3,104 episodes of “Big Lecture Hall of Winner business management TV program” owned by Beijing Winning for a total price of RMB36,000,000 (approximately US$5,097,345). We agreed to pay the purchase price to Beijing Winning in seven installments from November 19, 2019 to February 2, 2020, and the full ownership of the purchased assets was transferred to us on November 19, 2019.

Our agreements with the other third party content providers, including both individuals and professional production companies, grant us non-exclusive right to use and distribute the third party content in exchange for a specified percentage of profits generated by such content on our platform.

Prior to 2019, most of our online content were free for our Users to enjoy because we mainly focused on growing our online knowledge sharing community. In November 2019, we started to implement a new fee structure for our online content. As of the date of this annual report, approximately 90%, or 8,978 online courses and programs require fees to access; while the remaining 1,048, or 10%, are still available for our Users to enjoy without any fees. Under the new fee structure, there are two paid content categories: (1) a la carte: Users are charged from RMB 9.9 to 299 per course or program; and (2) VIP annual subscription: Users are charged a yearly access fee of RMB299 for all of the VIP courses and programs. As of the date of the annual report, there are approximately 5,201 a la carte courses and programs, and 3,778 VIP courses and programs.

Other Services

Our Member activities, including study tours and forums, are also open to non-members, who pays a fixed fee of RMB3,000 (approximately US$427) for each activity. Fees are usually collected on site on the date of each activity.

Our New Business Initiatives

We have always been focused on finding business opportunities and creating new strategic plans and initiatives in order to improve and expand our platform. Below are our initiatives launched since 2018:

GMB Regional Economic Accelerator

Economic growth in China in the last two decades has been uneven in terms of geographical regions. In particular, many third and fourth tiered cities in central and western China have lagged behind, mainly due to lack of resources such as human talent, capital, and technology. Recognizing the needs of these regions for better economic growth, we reach out to regional government entities for the purpose of offering and our online and offline services and resources to the local businesses. In December 2018, we launched GMB Regional Economic Accelerator, an initiative that partners us with regional government entities to help transform and reinvent local businesses in order to compete more effectively.

On January 25, 2019, we entered into a five-year strategic cooperation agreement with the City Government of Ruzhou, a county-level city in the west-central part of Henan province. Based on the agreement, we helped the City Government of Ruzhou establish a local business center, which was officially opened on March 22, 2019, and have since been used by many local enterprises for business development purposes such as product display and promotion, enterprise training and seminars, new product launching events, etc. We also held a forum with the Ministry of Industry and Information Technology Development Center for small and medium-sized enterprises in Ruzhou in March 2019, to promote local businesses and accelerate economic growth in the City of Ruzhou. In return, the City government of Ruzhou committed to promoting our platform to its local business communities and recruiting a certain number of Members from the Ruzhou city.United States Market Initiatives

Beginning in 2019, we started to promote our brands (“SDH” and “GMB”) and took additional initiatives to expand our enterprise consulting services in the United States market. Our goal is to provide consulting services to small and medium-sized U.S. enterprises looking for investment and business opportunities in China.

●	In October 2019, we entered into a business cooperating agreement with the American Chinese CEO Society (“ACCS”), with the aim to promote each other in the United States and China. Founded in 2005, ACCS is a non-profit organization for business executives and entrepreneurs; its mission is to foster investment and business opportunities between the United States and China. As of the date of this annual report, ACCS has approximately 4,500 and 1,200 members in the United States and China, respectively.

●	In March 2020, we entered into a strategic cooperation agreement with F50, which is a venture capital platform based in Silicon Valley with a mission to identify innovative companies and products in North America and connect them with corporate partners and investors throughout the world. Our cooperation seeks to establish a long-term comprehensive strategic partnership for the purpose of mutual resource sharing and business development. We participated as a co-sponsor at F50’s “Global Capital Summit” event, with the theme “Elevating HealthTech Innovation”, on June 16-17, 2020. This event was broadcasted on F50’s YouTube and Zoom channels and watched by investors and entrepreneurs through F50’s global network covering North America, Europe, Australia, India, South America and China. We believe it provided a good opportunity for us to introduce our company and services to potential investors and clients in the United States and other regions.

●	As of the date of the annual report, our APP has129 registered Users in North America and 5 Mentors in the United States. We plan to promote our APP in the Chinese-speaking communities in the United States to recruit more Users and Mentors to join our platform by participating in events organized by our strategic partners including ACCS and F50.

Although none of these initiatives has generated any revenue as of the date of this annual report, we plan to actively pursue our strategies and look for opportunities to continue expanding our platform in the United States.

Regulation

This section set forth a summary of the principal PRC laws and regulations relevant to our business and operations in China.

Regulations Related to Internet Information Services

Among all of the applicable laws and regulations, the Telecommunications Regulations of the PRC, or the Telecom Regulations, promulgated by the PRC State Council on September 25, 2000 and most recently amended on February 6, 2016, is the primary governing law, which sets out the general framework for the provision of telecommunications services by domestic PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations distinguish “basic telecommunications services” from VATS. VATS are defined as telecommunications and information services provided through public networks. The Telecom Catalogue was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added. In February 2003, December 2015, and June 2019, the Telecom Catalogue was updated respectively, categorizing information services provided via fixed network, mobile network among others, as VATS.

The Administrative Measures on Telecommunications Business Operating Licenses was promulgated by the Ministry of Industry and Information Technology on March 1, 2009 and most recently amended on July 3, 2017, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of VATS must first obtain a VATS License, from the MIIT or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites may be ordered to close.

In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which was most recently amended on January 8, 2011. Under the Internet Measures, commercial internet content-related services operators shall obtain a VATS License for internet content provision business, or the ICP License, from the relevant government authorities before engaging in any commercial internet content-related services operations within China.

Our VIE obtained the ICP License on July 2, 2019, which will remain effective for 5 years.

Regulations Related to Foreign Investment

Guidance Catalogue of Industries for Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Guidance Catalog, which was promulgated and is amended from time to time by Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or NDRC. The Guidance Catalog lays out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encourage,” “restricted” and “prohibited.” Industries not listed in the catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws.

In addition, in June 2018 the MOFCOM and the NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, which became effective on July 28, 2018 and was further updated on June 30, 2019 and June 23, 2020. The value-added telecommunications services (except for e-commerce, domestic conferencing, store-and-forward, and call center services), or the VATS, fall within the Negative List.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and most recently amended in February 2016, or the FITE Regulations, the ultimate foreign equity ownership in a VATS provider may not exceed 50%. Moreover, for a foreign investor contemplating to acquire any equity interest in a VATS business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating VATS business overseas.

In July 2006, Ministry of Information Industry, or the MII (the predecessor of the MIIT), released the Notice on Strengthening the Administration of Foreign Investment in and the Operation of Value-added Telecommunications Business, or the MII Notice, which requires foreign investors to set up foreign-invested enterprises and obtain a relevant telecommunications business operating license, to conduct any VATS business in China. Furthermore, under the MII Notice, domestic telecommunication enterprises may not rent, transfer or sell a telecommunications business operating license to foreign investors in any form, nor may they provide any resources, premises, facilities and other assistance in any form to foreign investors for their illegal operation of any telecommunications business in China. In addition, under the MII Notice, the relevant trademarks and domain names used by a foreign-invested VATS operator shall be legally owned by that operator (or its shareholders).

The Company engages in business activities that are VATS, and in light of the above restrictions and requirements, the Company relies on contractual arrangements between the WFOE and VIE to operate its business in China.

Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC, or the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law of the PRC, the Sino-foreign Cooperative Joint Venture Enterprise Law of the PRC and the Wholly Foreign-invested Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of this Law.

The Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access shall not be less favorable than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. The Foreign Investment Law does not mention the relevant concept and regulatory regime of VIE structures. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. See “Risk Factors—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises. Among others, the state guarantees that foreign-invested enterprises participate in the formulation of standards in an equal manner and that foreign-invested enterprises participate in government procurement activities through fair competition in accordance with the law. Further, the state shall not expropriate any foreign investment except under special circumstances. In special circumstances, the state may levy or expropriate the investment of foreign investors in accordance with the law for the needs of the public interest. The expropriation and requisition shall be conducted in accordance with legal procedures and timely and reasonable compensation shall be given. In carrying out business activities, foreign-invested enterprises shall comply with relevant provisions on labor protection.

The Implementation Regulations of Foreign Investment Law of the PRC, adopted by the State Council on December 26, 2019 and came into effect on January 1, 2020, provides implementing measures and detailed rules to ensure the effective implementation of the Foreign Investment Law.

Regulations Related to Mobile Internet Applications Information Services

In addition to the telecommunications regulations and other regulations above, mobile Internet applications and application stores are specifically regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the App Provisions, which were promulgated by the Cyberspace Administration of China, or the CAC, on June 28, 2016, and became effective on August 1, 2016. Pursuant to the App Provisions, application information service providers shall obtain the relevant qualifications prescribed by laws and regulations, strictly implement their information security management responsibilities and carry out certain duties, including establishing and completing user information security protection mechanism and information content inspection and management mechanisms, protect users’ right to know and to choose in the process of usage, and to record and preserve users’ daily usage information for at least 60 days. Furthermore, internet application store service providers and internet application information service providers shall sign service agreements to determinate both sides’ rights and obligations.

In addition, on December 16, 2016, the MIIT promulgated the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, or the App Interim Measures, which took effect on July 1, 2017. The App Interim Measures requires, among others, that internet information service providers must ensure that a mobile application, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user on a convenient basis, unless it is a basic function software, which refers to a software that supports the normal functioning of hardware and operating system of a mobile smart device.

Neither the App Provisions nor the App Interim Measures, however, has further clarified the scope of “information services,” neither do they specify what “relevant qualification(s)” that an app owner/operator must obtain. In practice, operational activities of a company conducted through an app is currently subject to the supervisions of local departments of the Information Communications Administration, and often, the local departments differentiate the operational activities conducted through websites and through apps.

To comply with these laws and regulations, our VIE obtained the ICP License on July 2, 2019, which will remain effective for 5 years, we have also adopted and implemented strict information security policies and measures to protect our cyber security systems and customer information.

Regulations Related to Online Transmission of Audio-Visual Programs

On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-state-owned Capital into the Cultural Industry. On July 6, 2005, five PRC governmental authorities, including the Ministry of Culture, or the MOC, the State Administration of Radio, Film and Television, or the SARFT (the predecessor of the National Radio and Television Administration, or NRTA), the General Administration of Press and Publication, or the GAPP, the China Securities Regulatory Commission, or the CSRC and the MOFCOM, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. Under these provisions, non-state owned capital and foreign investors are prohibited from engaging in the business of distributing audio-visual programs through information networks.

To further regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of the PRC, the SARFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which took effect on January 31, 2008 and subsequently amended on August 28, 2015. Pursuant to the Audio-Visual Program Provisions, Internet audio-visual program services refer to activities of making, redacting and integrating audio-visual programs, providing them to the general public via the Internet, and providing platforms for uploading and spreading audio-visual programs. Providers of internet audio-visual program services are required to obtain the Audio-Visual License issued by SARFT, or complete certain registration procedures with SARFT. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by SARFT. Our VIE is neither state-owned nor state-controlled, therefore it is unlikely that it will be able to obtain the Audio-Visual License if required to do so. Whoever engages in Internet audio-visual program service without the license or registration, the competent authorities shall give it/him an admonition and order it/him to correct, and may impose a fine of not more than RMB30,000 (approximately US$4,348); if the circumstances are serious, a punishment shall be imposed in accordance with the provision of Article 47 of the Radio and Television Administration Regulation.

On May 21, 2008, SARFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, as amended on August 28, 2015, which further set out detailed provisions concerning the application and approval process regarding the Audio-Visual License. Further, on March 31, 2009, SARFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted via the internet, including through mobile networks, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

On March 17, 2010, the SARFT issued the Internet Audio-visual Program Services Categories (Provisional), or the Provisional Categories, as amended on March 10, 2017. According to the Provisional Categories, there are four categories of internet audio-visual program services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-visual programs concerning, among other things, finance and educational content, and broadcasting such content to the general public online. However, there are still significant uncertainties relating to the interpretation and implementation of the Audio-Visual Program Provisions, in particular, the scope of “internet audio-visual programs”.

In addition, the Notice concerning Strengthening the Administration of the Streaming Service of Online Audio-Visual Programs promulgated by the State Administration of Press and Publication Radio, Film and Television, or the SAPPRFT (the predecessor of NRTA) on September 2, 2016 emphasizes that, unless a specific license is granted, audio-visual programs service provider is forbidden from engaging in live streaming on major political, military, economic, social, cultural and sports events. On November 4, 2016, the State Internet Information Office promulgated the Administrative Provisions on Internet Live-Streaming Services, or Internet Live-Streaming Services Provisions, which came into effect on December 1, 2016. According to the Internet Live-Streaming Services Provisions, an internet live-streaming service provider shall (a) establish a live-streaming content review platform; (b) conduct authentication registration of internet live-streaming issuers based on their identity certificates, business licenses and organization code certificates; and (c) enter into a service agreement with internet live-streaming services user to specify both parties’ rights and obligations.

On March 16, 2018, the SAPPRFT issued the Notice on Further Regulating the Transmission Order of Internet Audio-Visual Programs, which requires that, among others, audio-visual platforms shall: (i) not produce or transmit programs intended to parody or denigrate classic works, (ii) not re-edit, re-dub, re-caption or otherwise

On July 22, 2019, in the Beijing Municipal Radio and Television Bureau’s Q&A section of its official website, the Bureau responded to an inquiry submitted by an online education service provider, and confirmed that the offering of online audio and video courses or programs on websites or mobile applications for the purpose of improving the professional qualifications/skills of target audiences, does not fall into the activities regulated by the PRC Administrative Provisions on Internet Audio-Visual Program Services; therefore, the service provider is not required to obtain an Audio-Visual License. Currently, all of our online content on our APP are educational and training video and audio courses targeting specific groups of audiences, such as small and medium enterprise owners and graduate students, who use our online courses and programs to improve their professional qualifications and skills. Accordingly, based on the Bureau’s published interpretation, we believe we are not required to obtain an Audio-Visual License. However, given the significant uncertainties of the interpretation and implementation of Internet related regulations in the PRC, we cannot assure you that the competent PRC authorities will not ultimately take a view contrary to our opinion. See “Risk Factors—Risks Related to Our Business— We may be required to obtain and maintain additional approvals, licenses or permits applicable to our business, including our online business, which could have a material adverse impact on our business, financial conditions and results of operations.”

Regulations Related to Information Security

Internet content in China is regulated and restricted from a state security standpoint. The Standing Committee of the National People’s Congress, or the SCNPC, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000, which was amended on August 27, 2009, that may subject persons to criminal liabilities in China for any attempt to: (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information or (v) infringe upon intellectual property rights. In 1997, Ministry of Public Security, or the MPS, issued the Administration Measures on the Security Protection of Computer Information Network with International Connections, which were amended by the State Council on January 8, 2011 and prohibit using the Internet in ways which, among others, result in a leakage of state secrets or a spread of socially destabilizing content. The MPS has supervision and inspection powers in this regard, and relevant local security bureaus may also have jurisdiction. On December 13, 2005, the MPS promulgated Regulations on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which took effect on March 1, 2006 and requires internet service providers to take proper measures including anti-virus, data back-up and other related measures, to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days, and to detect illegal information, stop transmission of such information, and keep relevant records. If an ICP License holder violates these measures, the PRC government may revoke its ICP License and shut down its websites.

In November 2016, the SCNPC promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017 and requires network operators to perform certain functions related to cyber security protection and the strengthening of network information management. For instance, under the Cyber Security Law, network operators of key information infrastructure shall store within the territory of the PRC all the personal information and important data collected and produced within the territory of PRC and their purchase of network products and services that may affect national securities shall be subject to national cybersecurity review. On April 13, 2020, the CAC and other 11 Commissions, Ministries and Administrations, jointly issued the Measures for Cybersecurity Review, which took effect on June 1, 2020, to provide for more detailed rules regarding cybersecurity review requirements.

On March 13, 2019, the SAMR and the CAC jointly promulgated the Announcement on the Implementation of App Security Certification, or the Implementation Announcement, according to which, the China Cyber Security Review Technology and Certification Center shall be responsible for app security certification work, and app operators are encouraged to undergo such security certification voluntarily; search engines, app stores, among others, are encouraged to clearly mark and give priority to recommend certified apps. As an attachment to the Implementation Announcement, the Implementation Rules of App Security Certification, which came into effect on March 15, 2019, stipulated specific certification procedures, post-certification supervision and management of app security certifications.

To comply with these laws and regulations, we have adopted security policies and measures to protect our cyber system and customer information.

Regulations Related to Internet Privacy Protection

Pursuant to the Internet Protection Measures, Internet services providers are prohibited from unauthorized disclosure of users’ information to any third parties unless such disclosure is required by the laws and regulations. They are further required to establish management systems and take technological measures to safeguard the freedom and secrecy of the users’ correspondences.

On December 28, 2012, the SCNPC promulgated the Decision on Strengthening Network Information Protection, which took into effect on the same date, to enhance the legal protection of information security and privacy on the internet. On July 16, 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users, which took into effect on September 1, 2013, to regulate the collection and use of users’ personal information in the provision of telecommunication services and internet information services in China and the personal information includes a user’s name, birth date, identification card number, address, phone number, account name, password and other information that can be used independently or in combination with other information for identifying a user.

On December 29, 2011, the MIIT promulgated the Several Provisions on Regulation of the Order of Internet Information Service Market, which took into effect on March 15, 2012. The Provisions stipulate that without the consent of users, internet information service providers shall not collect information relevant to the users that can lead to the recognition of the identity of the users independently or in combination with other information, nor shall they provide the information to others, unless otherwise provided by laws and administrative regulations.

On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, or the Interpretations, which took into effect on June 1, 2017. The Interpretations clarify several concepts regarding the crime of “infringement of citizens’ personal information” stipulated by Article 253A of the Criminal Law of the PRC, including “citizen’s personal information”, “provision”, and “unlawful acquisition”. Also, the Interpretations specify the standards for determining “serious circumstances” and “particularly serious circumstances” of this crime.

On January 23, 2019, the CAC, the MIIT, the MPS and the SAMR jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the requirement of legal collection and use of personal information, encourages app operators to conduct security certifications, and encourages search engines and app stores to clearly mark and recommend those certified apps.

On November 28, 2019, the CAC, MIIT, MPS and SAMR jointly issued the Measures to Identify Illegal Collection and Usage of Personal Information by APPs, which lists six types of illegal collection and usage of personal information, including “not publishing rules on the collection and usage of personal information” and “not providing privacy rules.”

On May 28, 2020, the NPC adopted the Civil Code of the PRC, or the Civil Code, which became effective on January 1, 2021 and abolished the General Rules of the Civil Law of the PRC. Pursuant to the Civil Code, the collection, storage, use, process, transmission, provision and disclosure of personal information should follow the principles of legitimacy, properness and necessity.

On March 12, 2021, the CAC, the MIIT, the MPS and the SAMR jointly promulgated the Regulations on the Scope of Necessary Personal Information for Common Types of Mobile Internet Apps, which will become effective on May 1, 2021. According to these regulations, an app may not refuse a user from using its basic functional services if the user disagrees to provide unnecessary personal information. In particular, basic functional services of job hunting and recruitment applications are the "exchange of job hunting and recruitment information," and the necessary personal information includes mobile phone numbers of registered users and resumés provided by job seekers. Additionally, the regulations also apply to mini programs, which are apps developed and based on open platform interfaces and available to users without installation.

To comply with these laws and regulations, we have required our customers to consent to our collecting and using of their personal information in order to receive our services, and established information security systems to protect customers’ privacy.

Regulations Related to Internet Culture Activities

On February 17, 2011, the MOC promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which became effective on April1, 2011 and was amended on December 15, 2017. The Internet Culture Provisions require ICP services providers engaging in commercial “internet culture activities” to obtain an Internet Culture Business Operating License from the MOC. “Internet cultural activity” is defined in the Internet Culture Provisions as an act of provision of internet cultural products and related services, which includes (i) the production, duplication, importation, and broadcasting of the internet cultural products; (ii) the online dissemination whereby cultural products are posted on the internet or transmitted via the internet to end-users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and comparison of the internet cultural products. In addition, “internet cultural products” is defined in the Internet Culture Provisions as cultural products produced, broadcast and disseminated via the internet, which mainly include internet cultural products specially produced for the internet, such as online music entertainment, online games, online shows and plays (programs), online performances, online works of art and online cartoons, and internet cultural products produced from cultural products such as music entertainment, games, shows and plays (programs), performances, works of art, and cartoons through certain techniques and duplicating those to internet for dissemination.

Our VIE obtained an Internet Culture Business Operating License on February 3, 2019, which was updated on July 17, 2020 to cover the operation of online performances and will remain effective until February 2, 2022.

Regulations Related to Consumer Rights Protection

The Consumer Rights and Interests Protection Law of the PRC, or the Consumer Protection Law, promulgated by the SCNPC on October 31, 1993 and most recently amended on October 25, 2013 (effective as of March 15, 2014), and the Online Trading Measures issued by the SAIC on January 26, 2014 (effective as of March 15, 2014), set out the obligations of business operators and the rights and interests of the customers. For example, business operators must guarantee the quality, function, usage, term of validity, personal or property safety requirement of the goods and services and provide customers with authentic information about the goods and services. Consumer whose legitimate rights and interests are harmed in the purchase of goods or receipt of services rendered through an online trading platform may seek compensation from the seller or the service provider.

On March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Trading, or New Online Trading Measures, which will come into effect on May 1, 2021 and replace the above original Online Trading Measure. The New Online Trading Measures also apply to all online commerce business conducted through information networks in general, with particular emphasis on transactions through online social networking and online live streaming. Under the New Online Trading Measures, online trading operators shall perform relevant compliance obligations, such as registration with the SAMR, protection of customers’ personal information and fair competition.

Additionally, the Civil Code, which became effective on January 1, 2021 and replaced the Tort Liability Law of the PRC, provides that both internet users and internet service providers may be liable for the wrongful acts of users who infringe the lawful rights of other parties. If an internet user utilizes internet services to commit a tortious act, the party whose rights are infringed may request the internet service provider to take measures, such as removing or blocking the content, or disabling the links thereto, to prevent or stop the infringement. If the internet service provider does not take necessary measures after receiving such notice, it shall be jointly liable for any further damages suffered by the rights holder. Furthermore, if an internet service provider fails to take necessary measures when it knows that an internet user utilizes its internet services to infringe the lawful rights and interests of other parties, it shall be jointly liable with the internet user for damages resulting from the infringement.

Regulations Related to Intellectual Property Rights

Copyright

The Copyright Law of the PRC, or the Copyright Law, which took effect on June 1, 1991 and was amended in 2001, 2010 and 2020. The latest version will come into effect on June 1, 2021. Under the currently effective Copyright Law and its implementing regulations adopted in 2002 and amended in 2011 and 2013, Chinese citizens, legal persons, or other organizations will, whether published or not, enjoy copyright provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations.

Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council in 1991 and amended in 2001, 2011 and 2013 respectively, Chinese citizens, legal persons and other organizations shall enjoy copyright on software they develop, regardless of whether the software is released publicly. Software copyright commences from the date on which the development of the software is completed. The protection period for software copyright of a legal person or other organizations shall be 50 years, concluding on December 31 of the 50th year after the software’s initial release. The software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright, and is entitled to receive remuneration.

Trademark

Trademarks are protected by the Trademark Law of the PRC, which was adopted in 1982 and subsequently amended in 1993, 2001, 2013 and 2019 as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 1983 and as most recently amended on April 29, 2014. The Trademark Office under the SAIC handles trademark registrations. The Trademark Office grants a 10-year term to registered trademarks and the term may be renewed for another 10-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Domain name

The domain names are protected under the Administrative Measures on the Internet Domain Names, or the Domain Name Measures, which was promulgated by the MIIT and became effective in November 2017. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which China Internet Network Information Center, or the CNNIC, is responsible for the daily administration of CN domain names and PRC domain names. Pursuant to the Domain Name Measures, the registration of domain names adopts the “first to file” principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Domain Name Disputes, file a suit to the People’s Court, or initiate an arbitration procedure.

Regulations Related to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, promulgated by the State Council in 1996 and most recently amended in 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange or SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59, which was most recently amended in 2015 and substantially amends and simplifies the current foreign exchange procedures. Pursuant to SAFE Circular 59, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts, and guarantee accounts, the reinvestment of Renminbi proceeds derived by foreign investors in China, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously.

In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, pursuant to which, instead of applying for approval regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

In March 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19. Pursuant to SAFE Circular 19, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). In addition, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis. A foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business. Where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

In June 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, pursuant to which, in addition to foreign currency capital, enterprises registered in China may also convert their foreign debts, as well as repatriated fund raised through overseas listing, from foreign currency to Renminbi on a discretional basis. SAFE Circular 16 also reiterates that the use of capital so converted shall follow “the principle of authenticity and self-use” within the business scope of the enterprise. According to SAFE Circular 16, the Renminbi funds so converted shall not be used for the purposes of, whether directly or indirectly, (i) paying expenditures beyond the business scope of the enterprises or prohibited by laws and regulations; (ii) making securities investment or other investments (except for banks’ principal-secured products); (iii) granting loans to non-affiliated enterprises, except as expressly permitted in the business license; and (iv) purchasing non-self-used real estate (except for the foreign-invested real estate enterprises).

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records, and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Further, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, SAFE issued the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which allows non-investment foreign-invested enterprises to make domestic equity investment with their capital funds in accordance with the law under the premise that such investment does not violate the existing special administrative measures (negative list) for foreign investment and the project invested in China is authentic and compliant. Pursuant to SAFE Circular 28, upon receiving the payment of consideration from a foreign investor for the equity transfer under foreign direct investment, the domestic transferor, with relevant registration certificates, can process the formalities for account opening, fund receipt, and foreign exchange settlement and use directly at the bank. The foreign investor’s deposit remitted from overseas or transferred from domestic accounts can be directly used for its lawful domestic capital contribution as well as domestic and overseas payment after the transaction is concluded.

On April 10, 2020, SAFE issued the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, or SAFE Circular 8, pursuant to which, eligible enterprises are allowed to use the income under capital account, from such sources as capital funds, foreign debt and overseas listing, for domestic payment without having to provide supporting authentication materials to the banks for every transaction in advance, but the use of funds shall be true and compliant as well as conform to the existing administration regulations regarding use of income under capital account. The concerned bank shall conduct spot checking in accordance with the relevant requirements.

Regulations Related to Dividend Distribution

The principal regulations governing the distribution of dividends paid by WFOEs include the Company Law of PRC, which applies to both PRC domestic companies and foreign-invested companies, and the Foreign Investment Law and its implementing rules, which apply to foreign-invested companies. Under these regulations, WFOEs in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a WFOE in China is required to set aside at least 10% of its after-tax profits based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. These reserve funds, however, may not be distributed as cash dividends.

Regulations Related to Foreign Exchange Registration of Offshore Investment by PRC Residents

In July 2014, SAFE issued the Circular of the State Administration of Foreign Exchange on Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37 which was most recently amended on June 15, 2018 and has replaced the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles (known as Circular 75). SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or “SPVs,” by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. Circular 37 requires that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch.

In February 2015, SAFE promulgated the SAFE Circular 13. SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks instead of SAFE or its local branch in connection with their establishment of an SPV.

In addition, pursuant to SAFE Circular 37, an amendment to registration or subsequent filing with qualified banks by such PRC resident is also required if there is a material change with respect to the capital of the offshore company, such as any change of basic information (including change of such PRC residents, change of name and operation term of the SPV), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration requirements as set forth in SAFE Circular 37 and SAFE Circular 13, misrepresent on or failure to disclose controllers of foreign-invested enterprises that are established by round-trip investment may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under the Foreign Exchange Administration Regulations of the PRC.

Regulations Related to Foreign Debt

As an offshore holding company, we may make additional capital contributions to WFOE subject to approval from the local department of commerce and the SAFE, with no limitation on the amount of capital contributions. We may also make loans to WFOE subject to the approval from SAFE or its local office and the limitation on the amount of loans.

By means of making loans, WFOE is subject to the relevant PRC laws and regulation relating to foreign debts. On January 8, 2003, the State Development Planning Commission, SAFE, and Ministry of Finance, or MOF, jointly promulgated the Circular on the Interim Provisions on the Management of Foreign Debts, or the Foreign Debts Provisions, which became effective on March 1, 2003, and was partially abolished on May 10, 2015. Pursuant to Foreign Debts Provisions, the total amount of foreign loans received by a foreign-invested company shall not exceed the difference between the total investment in projects as approved by the MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested company. In addition, on January 12, 2017, the People’s Bank of China, or PBOC, issued the Circular on Full-Coverage Macro-Prudent Management of Cross-Border Financing, or the PBOC Circular 9, which sets out the statutory upper limit on the foreign debts for PRC non-financial entities, including both foreign-invested companies and domestic-invested companies, and the macro-prudential adjustment parameter is 1. Pursuant to the PBOC Circular 9, the foreign debt upper limit for both foreign-invested companies and domestic-invested companies is calculated as twice the net asset of such companies. As to net assets, the companies shall take the net assets value stated in their latest audited financial statement. On March 11, 2020, the PBOC and SAFE promulgated the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudential Regulation Parameter for Full-covered Cross-border Financing, which provides that based on the current macro economy and international balance of payments, the macro-prudential regulation parameter as set forth in the PBOC Circular 9 is updated from 1 to 1.25.

The PBOC Circular 9 does not supersede the Foreign Debts Provisions. It provides a one-year transitional period from January 11, 2017, for foreign-invested companies, during which foreign-invested companies, such as WFOE, could adopt their calculation method of foreign debt upper limit based on either the Foreign Debts Provisions or the PBOC Circular 9. The transitional period ended on January 11, 2018. Upon its expiry, pursuant to the PBOC Circular 9, PBOC and SAFE shall reevaluate the calculation method for foreign-invested companies and determine what the applicable calculation method would be. As of the date of this annual report, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard.

Regulations Related to Tax

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the EIT Law, which was recently amended on December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, which was amended on April 23, 2019. Under the EIT Law and relevant implementation regulations, both resident enterprises and non-resident enterprises are subject to the enterprise income tax so long as their income is generated within the territory of PRC. “Resident enterprises” are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. “Non-resident enterprises” are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. If non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, however, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

The EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate.

According to the Administrative Rules for the Certification of High Tech Enterprises, effective on January 1, 2008 and amended on January 29, 2016 (effective as of January 1, 2016), for each entity accredited as High Tech Enterprise, such status is valid for three years if it meets the qualifications for High Tech Enterprise on a continuing basis during such period.

Value-Added Tax (“VAT”)

The Provisional Regulations of the PRC on Value-added Tax was promulgated by the State Council on December 13, 1993, and most recently amended on November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) were promulgated by the MOF on December 25, 1993, and were recently amended on October 28, 2011 (collectively with the VAT Regulations, the VAT Law). On April 4, 2018, MOF and SAT jointly promulgated the Circular on Adjustment of Value-Added Tax Rates, or MOF and SAT Circular 32. On March 20, 2019, MOF, SAT and General Administration of Customs, or GAC, jointly issued a Circular on Relevant Polices for Deepening Value-added Tax Reform, or MOF, SAT and GAC Circular 39, which became effective from April 1, 2019. According to the abovementioned laws and circulars, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 13%, 9%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%.

Withholding Tax

The Enterprise Income Tax Law of the PRC provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. Based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009, by the SAT, however, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018, by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Circular 7. Pursuant to SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to SAT Circular 7, where the transferee fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Circular 7. SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations Related to Employment and Social Welfare

Employment

The Labor Law of the PRC, which was promulgated on July 5, 1994, effective since January 1, 1995, and most recently amended on December 29, 2018, the Labor Contract Law of the PRC, which was promulgated on June 29, 2007, and amended on December 28, 2012, and the Implementation Regulations of the Labor Contract Law of the PRC, which was promulgated on September 18, 2008, are the principal regulations that govern employment and labor matters in the PRC. Under the above regulations, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, wages may not be lower than the local minimum wage. Employers must establish a system for labor safety and sanitation, strictly abide by state standards, and provide relevant education to its employees. Employees are also required to work in safe and sanitary conditions.

Social Insurance and Housing Fund

Under the Social Insurance Law of the PRC that was promulgated by the SCNPC on October 28, 2010, and came into force as of July 1, 2011, and was most recently amended on December 29, 2018 (also the effective date), together with other laws and regulations, employers are required to pay basic pension insurance, unemployment insurance, basic medical insurance, employment injury insurance, maternity insurance, and other social insurance for its employees at specified percentages of the salaries of the employees, up to a maximum amount specified by the local government regulations from time to time. When an employer fails to fully pay social insurance premiums, relevant social insurance collection agency shall order it to make up for any shortfall within a prescribed time limit, and may impose a late payment fee at the rate of 0.05% per day of the outstanding amount from the due date. If such employer still fails to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities shall impose a fine of one to three times the outstanding amount upon such employer.

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and most recently amended in March 2019 (which became effective as of March 24th 2019), employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

Prior to July 2019, the Company failed to deposit adequate contributions to the housing funds for some of its employees, but has since remediated such non-compliance. As of the date of this annual report, the Company has complied with the laws and regulations on Social Insurance and Housing Fund, and has not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities for non-compliance on labor-related laws and regulations.

Regulations Related to Mergers and Acquisitions and Overseas Listings

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and the China Securities Regulatory Commission, or the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006, and was amended on June 22, 2009. The M&A Rules, among other things, requires that offshore SPVs that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

C. Organizational Structure

The following diagram illustrates our current corporate structure, which includes our significant subsidiaries as of the date of this annual report:

Contractual Arrangements among WFOE, SDH and Its Shareholders

Neither we nor our subsidiaries own any equity interest in SDH. Instead, we control and receive the economic benefits of SDH’s business operation through a series of contractual arrangements. WFOE, SDH and its shareholders entered into a series of contractual arrangements, also known as VIE Agreements, in June 2019. The VIE agreements are designed to provide WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of SDH, including absolute control rights and the rights to the assets, property and revenue of SDH.

Each of the VIE Agreements is described in detail below:

Exclusive Technical and Consulting Services Agreement

Pursuant to the Exclusive Technical and Consulting Services Agreement between SDH and WFOE (the “Exclusive Service Agreement”), WFOE provides SDH with technical support, consulting services, business support and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. For services rendered to SDH by WFOE under the Exclusive Service Agreement, WFOE is entitled to collect a service fee approximately equal to SDH’s earnings before corporate income tax, i.e., SDH’s revenue after deduction of operating costs, expenses and other taxes, subject to adjustment based on services rendered and SDH’s operation needs.

This agreement became effective on June 10, 2019 and will remain effective unless otherwise terminated as required by laws or regulations, or by relevant governmental or regulatory authorities. Nevertheless, this agreement shall be terminated after all the equity interest in SDH held by its shareholders and/or all the assets of SDH have been legally transferred to WFOE and/or its designee in accordance with the Exclusive Option Agreement.

The CEO of WFOE, Mr. Haiping Hu, is currently managing SDH pursuant to the terms of the Exclusive Service Agreement. The Exclusive Service Agreement does not prohibit related party transactions. The Company’s audit committee is required to review and approve in advance any related party transactions, including transactions involving WFOE or SDH.

Equity Pledge Agreement

Under the Equity Pledge Agreement between WFOE, and shareholders of SDH, together holding 100% of the shares of SDH (“SDH Shareholders”), the SDH Shareholders pledged all of their equity interests in SDH to WFOE to guarantee the performance of SDH’s obligations under the Exclusive Service Agreement. Under the terms of the Equity Pledge Agreement, in the event that SDH or the SDH Shareholders breach their respective contractual obligations under the Exclusive Service Agreement, WFOE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The SDH Shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, WFOE is entitled to dispose of the pledged equity interests in accordance with applicable PRC laws. The SDH Shareholders further agreed not to dispose of the pledged equity interests or take any actions that would prejudice WFOE’s interests without the prior written consent of WFOE.

The Equity Pledge Agreement is effective until: (1) the secured debt in the scope of pledge is cleared off; and (2) Pledgers transfer all the pledged equity interests to Pledgees according to the Exclusive Option Agreement, or other entity or individual designated by it.

The purposes of the Equity Pledge Agreement are to (1) guarantee the performance of SDH’s obligations under the Exclusive Service Agreement; (2) make sure the SDH Shareholders do not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice WFOE’s interests without WFOE’s prior written consent. In the event SDH breaches its contractual obligations under the Exclusive Service Agreement, WFOE will be entitled to dispose of the pledged equity interests.

Exclusive Option Agreement

Under the Exclusive Option Agreement, the SDH Shareholders irrevocably granted WFOE (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in SDH or the assets of SDH. The option price to be paid by WFOE to each shareholder of SDH is RMB10 (approximately US$1.47) or the minimum amount to the extent permitted under PRC law at the time when such transfer occurs.

Under the Exclusive Option Agreement, WFOE may at any time under any circumstances, purchase, or have its designee purchase, at its discretion, to the extent permitted under PRC law, all or part of the SDH Shareholders’ equity interests in SDH or the assets of SDH. The Exclusive Option Agreement, together with the Equity Pledge Agreement, the Exclusive Service Agreement, and Powers of Attorney, enable WFOE to exercise effective control over SDH.

The Exclusive Option Agreement remains effective until all the equity or assets of SDH is legally transferred under the name of WFOE and/or other entity or individual designated by it, or unilaterally terminated by WFOE with a 30-day written notice.

Powers of Attorney

Under each of the Powers of Attorney, the SDH Shareholders authorized WFOE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including, but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association, including, but not limited to, the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer, and other senior management members of SDH.

The Powers of Attorney are irrevocable and continuously valid from the date of execution of the Powers of Attorney, so long as the SDH Shareholders own the equity interests of SDH.

Spousal Consent

Pursuant to the Spousal Consent, each spouse of the individual shareholders of SDH irrevocably agreed that the equity interest in SDH held by their respective spouses would be disposed of pursuant to the Equity Pledge Agreement, the Exclusive Option Agreement, and the Powers of Attorney. Each spouse of the shareholders agreed not to assert any rights over the equity interest in SDH held by their respective spouses. In addition, in the event that any spouse obtains any equity interest in SDH through the respective shareholder for any reason, he or she agreed to be bound by the contractual arrangements.

D.  Property, Plants and Equipment

We currently maintain our headquarters in Beijing and Shanghai in the PRC. Our total office space is 4,416 square meters including both leased and owned properties. We lease 3,778 square meters of office space under non-cancelable operating lease agreements with expiration dates in 2021 and 2022. Operating lease expense amounted to $352,645, $379,355 and $215,138 for the years ended December 31, 2020, 2019 and 2018, respectively. In December 2019, the Company signed property purchase agreements to acquire four properties in Beijing with approximately an aggregate of 638 square meters of office space for a total consideration of US$2,991,492. The Company paid US$1,204,094 as a prepayment during the year ended December 31, 2019 and paid the rest of the consideration of US$1,787,398 and acquired the ownership of the properties in May 2020.

Future minimum lease payments under non-cancellable operating leases were as follows as of December 31, 2020:

Year ending December 31,
2021	$68,507

ITEM 4.A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this annual report. This annual report contains forward-looking statements. See “Forward-Looking Information” in this annual report. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

Overview

We started our operation as a consulting company providing enterprise services to small and medium-sized enterprises in the PRC in December 2014, and launched our peer-to-peer knowledge sharing and enterprise service platform in May 2016. Since then, we have continued to expand and improve our platform, where knowledge is shared and gained, and services are requested and provided. We operate our platform through our PRC operating entity, SDH and its subsidiaries, both on-line, via our mobile application “Shidonghui App” (the “APP”), and off-line, through local offices directly operated by us in Beijing, Shanghai and Hangzhou, as well as 51 local centers operated by some of our Members in 35 cities and 21 provinces throughout the PRC. Our mission is to become a leading knowledge sharing and enterprise service platform in China.

Substantially all of our operations are conducted in the PRC and all of our revenues, expenses, cash and cash equivalents are denominated in RMB. Foreign ownership of certain parts of our businesses including the value-added telecommunications services, or the VATS, is subject to restrictions under current PRC laws and regulations. See “Regulations—Regulations Related to Foreign Investment.” The business activities that we engage in are VATS, therefore, we have relied and expect to continue to rely on contractual arrangements with SDH, its subsidiaries and shareholders to operate our business in China. For a description of these contractual arrangements and uncertainties regarding the interpretation and application of current or future PRC laws and regulations, see “Business—Contractual Arrangements between WFOE, SDH and Its Shareholders.” and “Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”.

Through the last two decades, a growing economy and a generally positive market environment have created many entrepreneurial and high-growth enterprises, many of which we believe need corporate services such as financial consulting and management training. Previously, our platform focused on providing enterprise services to enterprises and entrepreneurs, but we are actively expanding our service to individuals and families that seek advice and services relating to health, beauty, travel, fashion, housing, etc.

When we launched our platform, our aim was not only to continue providing enterprise services to PRC’s growing business communities, but also create a marketplace where qualified entities (individuals and enterprises) have opportunities to serve as providers, and receive rewards by sharing their knowledge with others on the platform. As of March, 2021, our knowledge sharing and enterprise service ecosystem had 632 Mentors, 1,161 Experts, 1,492 Members, and approximately 5.50 million Users. In addition to serving our Users and Members, we continue to provide enterprise services to small and medium-sized enterprises in China, through a dedicated team with ten full-time professional consultants, as well as our Mentors and Experts. Our providers (Mentors, Experts and consultants) are successful entrepreneurs, scientists, investors, and professionals with qualifications and achievements in major industries such as finance, energy, health care, and academia. Our core strength is the knowledge brought by our providers, highlighted by their experiences, knowledge, industry know-how, and social connections.

Key Factors that Affect Operating Results

We believe the following key factors may affect our financial condition and results of operations:

Our success depends on our ability to acquire clients effectively

Our ability to increase our revenue largely depends on our ability to attract and engage potential clients, which include Users, Members, and Enterprise Service Clients. Our sales and marketing efforts include those related to client acquisition and retention, and general marketing. We intend to continue to dedicate significant resources to our sales and marketing efforts and constantly seek to improve the effectiveness of these efforts to grow our revenues.

Our client acquisition channels primarily include our sales and marketing campaigns and existing client referrals. In order to acquire clients, we have made significant efforts in building mutually beneficial long-term relationships with local government and local business associations. In addition, we also market our services through the influence of our founder and CEO, Mr. Haiping Hu, who is a well-known entrepreneur in China, and through social media platforms, such as WeChat and Weibo. If any of our current client acquisition channels becomes less effective, or if we are unable to continue to use any of these channels, we may not be able to attract new clients in a cost-effective manner or convert potential clients into active clients and may even lose our existing clients to our competitors. To the extent that our current client acquisition and retention efforts becomes less effective, our service revenue may be significantly impacted, which would have a significant adverse effect on our revenues, financial condition and results of operations.

A severe or prolonged slowdown in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The rapid growth of the Chinese economy has slowed down since 2012 and such slowdown may continue in the future. There is considerable uncertainty over the trade conflicts between the United States and China and the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China; the withdrawal of these expansionary monetary and fiscal policies could lead to a contraction. There continue to be concerns over unrest and terrorist threats in the Middle East, Europe, and Africa, which have resulted in volatility in oil and other markets. There are also concerns about the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. The eruption of armed conflict could adversely affect global or Chinese discretionary spending, either of which could have a material and adverse effect on our business, results of operation in financial condition. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy would likely materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Ability to attract and retain our qualified service providers

We rely heavily on the expertise of our service providers, including Mentors, Experts, and consultants to maintain our core competence. As of March 2021, we have approximately 632 mentors, 1,161 experts, and a team of professional consultants as our knowledge sharing providers. Many of our mentors are experienced leaders of successful well-known corporations. Likewise, our experts are outstanding professionals in their specialized fields, our team of consultants is professionals with an average five years industrial experiences. Under their leadership, we have been able to achieve significant growth since we launched our knowledge sharing and enterprise service platform in 2016. As our business scope increases, we expect to continue to invest significant resources in hiring and retaining service providers. Our ability to sustain our growth will depend on our ability to attract and retain qualified service providers.

Impact from COVID-19

In early January of 2020, a novel coronavirus (“COVID-19”) outbreak took place in Wuhan, China. Subsequently, it has spread rapidly to Asia and other parts of the world. The COVID-19 outbreak has resulted in widespread economic disruptions in China, as well as stringent government measures by the Chinese government to contain its transmissions including quarantines, travel restrictions, and temporary closures of non-essential businesses in China and elsewhere. The outbreak in China mainly occurred in the first quarter of 2020, and it gradually stabilized and business activities started to resume under the guidance and support of the government since late second quarter of 2020.

All of our revenues and operations are concentrated in China. Consequently, our results of operations and financial performances have been affected materially for the year ended December 31, 2020. Due to the government restrictions, we were prevented from arranging offline activities from late January to May 2020, resulting in cancellations or postponements of study tours, forums and sponsorship advertising events, which adversely impacted the performance of our member services and enterprise services, especially sponsorship advertising services. In addition, due to widespread economic disruptions during the outbreak, demand for our consulting services to small and medium-sized enterprises were also adversely affected. For the year ended December 31, 2020, our revenue from member services decreased by $1,652,455 or 65%, our revenue from sponsorship advertising services decreased by $1,689,637, or 20%, and revenue from consulting services decreased by $772,535, or 65% as compared to the same period of 2019. However, since June 2020, we have been able to organize offline activities and our member services and enterprise services have been back on track since June 2020.

To mitigate the negative impact of the COVID-19 outbreak on our business, we shifted offline activities to online by using remote video and WeChat meeting sessions since February 2020. Accordingly, we have experienced an increasing demand for our comprehensive tailored services, which were provided to clients through online communications and conferences or video recording. Our online services also grew due to an increasing number of our APP Users. For the year ended December 31, 2020, our revenue from comprehensive tailored services increased by $7,612,538 or 133%, our revenue from online services increased by $295,629, or 446% as compared to the same period of 2019. We also continued to expand our new revenue stream from sale of merchandises and realized revenue of $1,495,365 from sales of merchandises, which is $9,568 for the year ended December 31, 2019.

As of December 31, 2020, the COVID-19 outbreak in China appears to be generally under control and business activities have recovered on the whole, and we have resumed offline activities since June 2020, the aforementioned negative impact has been further improved since the third quarter of 2020, when the outbreak became more stabilized in China and other regions in the world. Nevertheless, due to the uncertainty on future developments, which cannot be predicted with confidence at this time, we are not able to assess the overall or long-term effect the outbreak may have on our financial results and business operations.

Results of Operations

The following table summarizes the results of our operations during the year ended December 31, 2020, 2019 and 2018, respectively, and provides information regarding the dollar and percentage increase or decrease during such periods.

	For the years ended December 31,
	2020	2019	2018

REVENUE, NET	$23,181,084	$17,925,476	$13,538,999

COSTS AND OPERATING EXPENSES
Service costs	2,087,425	2,109,649	1,142,596
Cost of goods sold	892,791	-	-
Selling expenses	906,456	1,350,894	1,282,677
General and administrative expenses	3,897,040	2,897,079	1,749,209
Research and development expenses (“R&D expenses”)	671,312	795,540	665,378
Total costs and operating expenses	8,455,024	7,153,162	4,839,860

PROFIT FROM OPERATIONS	14,726,060	10,772,314	8,699,139

OTHER INCOME (EXPENSES)
Investment losses	(1,087)	(23,799)	(20,194)
Interest income	214,460	212,285	142,612
Other income (expenses), net	72,837	9,069	(10,619)
Total other income, net	286,210	197,555	111,799

PROFIT BEFORE INCOME TAXES	15,012,270	10,969,869	8,810,938

Income taxes provision	3,054,983	1,589,101	1,158,465

NET INCOME	11,957,287	9,380,768	7,652,473
Less: net (loss) income attributable to non-controlling interests	(130,240)	(365,617)	175,407
NET INCOME ATTRIBUTABLE TO CONTROLLING SHAREHOLDERS	$12,087,527	$9,746,385	$7,477,066

Comparison of the Year Ended December 31, 2020 to Year Ended December 31, 2019

Revenue

Our revenues for the years ended December 31, 2020 and 2019 were derived from the following sources:

	For the years ended December 31,
	2020	%	2019	%	Change	%

Member services	$872,629	3.76%	$2,525,084	14.09%	$(1,652,455)	(65.44)%
Enterprise service
-Comprehensive tailored services	13,345,880	57.57%	5,733,342	31.98%	7,612,538	132.78%
-Sponsorship advertising services	6,598,527	28.47%	8,288,164	46.24%	(1,689,637)	(20.39)%
-Consulting services	416,634	1.80%	1,189,169	6.63%	(772,535)	(64.96)%
Online services	361,933	1.56%	66,304	0.37%	295,629	445.87%
Sales of merchandises	1,495,365	6.45%	9,568	0.05%	1,485,797	15528.81%
Other services	90,116	0.39%	113,845	0.64%	(23,729)	(20.84)%
Revenues, net	$23,181,084	100.00%	$17,925,476	100.00%	$5,255,608	29.32%

Our revenues increased by $5,255,608, or 29.32%, from $17,925,476 for the year ended December 31, 2019, to $23,181,084 for the year ended December 31, 2020. Revenues from Member services accounted for 3.76% of our net revenues in year ended December 31, 2020, as compared to 14.09% in year ended December 31, 2019. Revenue from enterprise services accounted for 87.84% and 84.85% of our net revenues for the years ended December 31, 2020 and 2019, respectively. Revenue from sales of merchandises accounted for 6.45% and 0.05% of our net revenues for the years ended December 31, 2020 and 2019, respectively. The increase in our revenues was primarily attributable to the increase in the revenue generated from comprehensive tailored services, sales of merchandises, and online services and partially offset by the decrease of revenue from sponsorship advertising services, member services and consulting services.

Revenues from member services

The Company offers three tiers of membership services, Platinum, Diamond and Protégé, which differ in membership fees as well as the level of the services provided. Members pay a fixed fee for exchange of the right to participate in seven activities, including study tours and forums, within a typical one-year membership period.

Revenues from member services decreased by $1,652,455, or 65.44%, from $2,525,084 for the year ended December 31, 2019, to $872,629 for the year ended December 31, 2020, primarily due to the fact that we have put more efforts on the development of enterprise services and we have paid less attention to retaining existing members and developing new members that resulted in the decrease of the number of members. There were 69 Platinum members, 54 Diamond members and 11 Protégé member for the year ended December 31, 2020, as compared to 144 Platinum members, 228 Diamond members and 7 Protégé member for the year ended December 31, 2019.

Revenues from comprehensive tailored services

There are four major categories of our comprehensive tailored services. The following table presents the type of tailored services as well as their respective prices:

Type of comprehensive tailored services	Pricing
Conference and salon organization	RMB50,000 (approximately US$7,249)
Booth exhibition services	RMB50,000 (approximately US$7,249)
On-site guidance from mentors and experts	RMB50,000-100,000 (approximately US$7,249-US$14,498)
Other additional services	RMB10,000-200,000 (approximately US$1,450 -US$28,996)

Revenues from comprehensive tailored services increased by $7,612,538, or 132.78%, from $5,733,342 for the year ended December 31, 2019, to $13,345,880 for the year ended December 31, 2020, primarily due to the fact that the demand of comprehensive tailored services among enterprise clients increased, especially mentors’ guidance on coping with challenges from COVID-19 in the year ended December 31, 2020, primarily due to the fact that (a) the demand of comprehensive tailored services among enterprise clients increased; (b) we put more efforts into comprehensive tailored services to meet clients’ needs, such as organizing large-scale conferences of hot topics and inviting Mentors and Experts with relevant experiences from specific industries. As a result, we entered into 93 contracts with a total amount of $6,152,554 in the fiscal year 2019, of which $5,060,069 was recognized as revenue for in the fiscal year 2019, while we signed 85 contracts with a total amount of $13,046,866 in the fiscal year 2020, all of which was recognized as revenue in the fiscal year 2020.

Revenues from sponsorship advertising service

Sponsorship advertising is a special form of advertising, generally referring to a publicity strategy adopted by enterprises in order to enhance their corporate and product image, as well as brand awareness and influence. We provide sponsorship advertising services for our enterprise clients at events we hold, such as forums and study tours.

Revenues from sponsorship advertising services decreased by $1,689,637, or 20.39% from $8,288,164 for the year ended December 31, 2019, to $6,598,527 for the year ended December 31, 2020, primarily due to COVID-19 outbreak in early 2020, which prevented offline events from late January 2020 until the restriction was gradually lifted during the second quarter of 2020. There were only 9 offline events held for sponsorship advertising services for the year ended December 31, 2020, while there were 44 activities held for sponsorship advertising services for the year ended December 31, 2019. In addition, offline events held in 2020 were more extensive compared to those held in 2019, which recognized a higher-level amount as revenue par event.

Revenues from consulting services

We provide consulting services to small and medium-sized enterprises to develop strategies and solutions for the following: corporate reorganization, product promotion and marketing, industry supply chain integration, corporate governance, financing and capital structure, etc. Revenues from consulting services decreased by $772,535, or 64.96% from $1,189,169 for the year ended December 31, 2019, to $416,634 for the year ended December 31, 2020, primarily due to the fact that small and medium-sized enterprises’ business were adversely affected by COVID-19 and such enterprises have strengthened cost reduction.

Revenues from online services

We provide two types of online services to the Company’s APP Users, which are questions and answers (Q&A) session with chosen Mentors or Experts and online streaming of courses and programs. Top-up credits are paid by Users through the Company’s APP, using which Users can purchase the online services.

For the Q&A session, the Company charges 30% of the Q&A fees as a facilitator of online services. The Company recognizes online service fees as revenue at completion of Q&A sessions on a net basis, as the Company merely provides a platform for its users and is not the primary obligor of the Q&A session, neither has risks and rewards as principal. Revenues from Q&A online services were $122,624 and $15,196 for the years ended December 31, 2020 and 2019, respectively, with a significant increase mainly caused by an increase in the numbers of Users.

For the online streaming of courses and programs, our Users can either: (1) purchase a la carte courses and programs for unlimited streaming, or (2) subscribe as an annual VIP, which grants Users the access right to the Company’s VIP courses and programs over the subscription period. Revenues generated from online streaming were $239,309 and $51,108 for the years ended December 31, 2020 and 2019, respectively, as this type of online service started in late 2019.

We believe that our knowledge sharing platform is capable of building and maintaining long-term relationships with our Users and we expect to improve User retention and daily activity levels on our APP. However, we do not expect the online services revenue will become a major revenue stream in the near future.

Revenues from sales of merchandises

We started to sell merchandises obtained through nonmonetary transactions with our clients or purchased from third parties at the end of 2019. We generated revenue from sales of merchandises of $1,495,365 and $9,568 for the years ended December 31, 2020 and 2019, respectively.

Revenues from other services

Other services fees are mainly derived from non-member participation of our study tours and forums at the service level of Platinum members. We charge non-members a fixed fee of RMB3,000 (approximately US$427), for each member activity.

Fees are usually collected on site at the date of each activity and revenues are recognized at the completion of such activity. Other services fees were $90,116, decreased by $23,729, or 20.84% as compared to the year ended December 31, 2019 due to less non-member participation and less availability of our study tours or forums.

Costs and operating expenses

The following table sets forth the breakdown of our costs and operating expenses for the years ended December 31, 2020 and 2019:

	For the years ended December 31,				Change
	2020	%	2019	%	Amount	%

Service costs	$2,087,425	24.69%	$2,109,649	29.49%	$(22,224)	(1.05)%
Cost of goods sold	892,791	10.56%	-	-	892,791	100%
Selling expenses	906,456	10.72%	1,350,894	18.89%	(444,438)	(32.90)%
General and administrative expenses	3,897,040	46.09%	2,897,079	40.50%	999,961	34.52%
Research and development expenses	671,312	7.94%	795,540	11.12%	(124,228)	(15.62)%
Total costs and operating expenses	8,455,024	100.00%	7,153,162	100.00%	1,301,862	18.20%

Service costs

Our service costs primarily include (1) the cost of holding activities, such as venue rental fees, conference equipment fees, (2) professional and consulting fees paid to third parties for our activities; (3) the fees paid to Mentors and Experts; (4) labor costs; and (5) amortization cost of copyright. Service costs decreased by $22,224, or 1.05% for the year ended December 31, 2020 compared to same period in 2019, mainly due to the decrease of $919,581 in consulting service cost paid to third parties for our activities, and decrease of $159,434 in conference cost, which was partially offset by the increase in amortization of copyright of course videos of $920,698 and increase of $120,772 in labor costs for serving our activities. Offline events were not permitted during the outbreak of COVID-19 and we cancelled offline activities during the period from late January 2020 until May 2020. In lieu thereof, we organized Mentors’ knowledge sharing by video recording. There were only 5 offline activities held for the year ended December 31, 2020, while there were 44 offline activities held for the year ended December 31, 2019. The amortization of copyright of course videos increased due to the fact that they were obtained in late 2019.

Cost of goods sold

We started to sell merchandises at the end of 2019 and cost of goods sold were $892,791 and $nil for the years ended December 31, 2020 and 2019, respectively. Cost of goods sold consists of cost of inventories obtained through nonmonetary transactions with its clients and purchased from third parties. Cost of goods sold is recognized when revenue from sales of merchandises is recognized.

Selling expenses

Our selling expenses decreased by $444,438 or 32.90% from $1,350,894 for the year ended December 31, 2019 to $906,456 for the year ended December 31, 2020. The decrease in our selling expenses was primarily attributable to a $203,637 decrease in salary and bonus paid to the sales staff for the year ended December 31, 2020 as compared to the same period in 2019, mainly due to less bonus paid to sales staff as we had significantly less offline activities for the year ended December 31, 2020 as compared to the same period in 2019.

General and administrative expenses

Our general and administrative expenses increased by $999,961 or 34.52%, from $2,897,079 for the year ended December 31, 2019 to $3,897,040 for the year ended December 31, 2020. Such increase was primarily due to an increase in bad debt expenses of $1,360,902, as we experienced a slow-down in the collection of accounts receivable resulting from impact from COVID-19 for the year ended December 31, 2020.

Research and development expenses (“R&D expenses”)

Research and development expenses for our mobile application, the APP, decreased by $124,228 or 15.62% from $795,540 for the year ended December 31, 2019 to $671,312 for the year ended December 31, 2020, primarily due to the fact that we implemented department adjustment and optimization among R&D department to meet our Users’ need especially during the outbreak of COVID-19, therefore labour-related expense decreased by $156,550 from $411,359 for the year ended December 31, 2019 to $254,809 for the year ended December 31, 2020. We expect research and development expenses to continue to increase in the foreseeable future as we will increase the research and development of the APP.

Other income, net

Total net other income increased by $88,655 or 44.88% from $197,555 for the year ended December 31, 2019 to $286,210 for the year ended December 31, 2020. The increase in total net other income was primarily due to the fact that GMB Zibo received government subsidies from government of Zibo City totally amounted to $101,485 for the year ended December 31, 2020.

Income taxes provision

GIOP was incorporated in the Cayman Islands and under the current laws of the Cayman Islands, we are not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

GMB HK is a company registered in Hong Kong, which is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2019/2020 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, (approximately US$257,874), and 16.5% on any part of assessable profits over HK$2,000,000. However, the Company did not have any assessable profits arising in or derived from Hong Kong for the years ended December 31, 2020 and 2019, therefore no provision for Hong Kong profits tax was made in these periods.

Our PRC subsidiaries in the PRC are subject to the PRC Enterprise Income Tax Laws (“EIT Laws”) with the statutory income tax rate of 25%. SDH obtained its “National High Tech Enterprise” (“NHTE”) certificate on October 25, 2017 and is eligible to enjoy a preferential tax rate of 15% from 2017 to 2023 to the extent it has taxable income under the EIT Laws. SDH has completed the process of renewing the NHTE certificate in the first quarter of 2021. In 2019 and 2020, our PRC subsidiary and VIE’s subsidiaries other than SDH and GMB (Hangzhou) are qualified as small-scale and low-profit enterprises, whose annual taxable income is less than RMB1,000,000 (approximately US$144,978), they were qualified to enjoy a favorable income tax rate of 5%.

Our income taxes provision increased by $1,465,882 when comparing year ended December 31, 2020 to 2019, primarily due to increased taxable income for the year ended December 31, 2020.

Net income

As a result of the foregoing, we reported a net income of $11,957,287 for the year ended December 31, 2020, compared to a net income of $9,380,768 for the year ended December 31, 2019.

Net loss attributable to non-controlling interest

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, VIE and VIE’ s subsidiaries, non-controlling interests represent a minority shareholder’s 49% ownership interest in GMB (Beijing), GMB Culture, which has a majority-owned subsidiary called GMB Technology, GMB Consulting, GMB Linking as of December 31, 2020. Net loss attributable to non-controlling interest was $130,240 and $365,617 for the years ended December 31, 2020 and 2019, respectively.

Net income attributable to the Company

Net income attributable to the Company increased by $2,341,142, or 24.02% from $9,746,385 for the year ended December 31, 2019 to net income $12,087,527 for the year ended December 31, 2020.

Comparison of Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue

Our revenues for the years ended December 31, 2019 and 2018 were derived from the following sources:

	For the years ended December 31,				Change
	2019	%	2018	%	Amount	%

Member services	$2,525,084	14.09%	$5,280,587	39.00%	$(2,755,503)	(52.18)%
Enterprise service
-Comprehensive tailored services	5,733,342	31.98%	4,732,980	34.96%	1,000,362	21.14%
-Sponsorship advertising services	8,288,164	46.24%	2,520,026	18.61%	5,768,138	228.89%
-Consulting services	1,189,169	6.63%	793,400	5.86%	395,769	49.88%
Online services	66,304	0.37%	8,098	0.06%	58,206	718.77%
Other services	123,413	0.69%	203,908	1.51%	(80,495)	(39.48)%
Revenues, net	$17,925,476	100.00%	$13,538,999	100.00%	$4,386,477	32.40%

Our revenues increased by $4,386,477, or 32.40%, from $13,538,999 for the year ended December 31, 2018, to $17,925,476 for the year ended December 31, 2019. Revenues from Member services accounted for 14.09% of our net revenues for the year ended December 31, 2019, as compared to 39.00% for the year ended December 31, 2018. Revenue from enterprise services accounted for 84.85% and 59.43% of our net revenues for the years ended December 31, 2019 and 2018, respectively. We put in more efforts to promote our enterprise services in the fiscal year 2019 than 2018, as a result, our revenues generated from sponsorship advertising services, consulting services and comprehensive tailored services all increased in the fiscal year 2019 as compared to the decrease of revenue from member services.

Revenues from member services

The Company offers three tiers of membership services, Platinum, Diamond and Protégé, which differ in membership fees as well as the level of the services provided. Members pay a fixed fee for exchange of the right to participate in seven activities, including study tours and forums, within a typically one-year membership period.

Revenues from Member services decreased by $2,755,503, or 52.18%, from $5,280,587 for the year ended December 31, 2018, to $2,525,084 for the year ended December 31, 2019, primarily due to the fact that we put in more efforts on the development of enterprise services from the fourth quarter of 2018 that resulted in the decrease of the number of new members. Decrease in the renewal of existing membership also contributed to the decrease in revenues from Member services. Revenues were generated from 228 Diamond members, 144 Platinum members and 7 Protégé member for the year ended December 31, 2019, as compared to 444 Diamond members, 263 Platinum members and 12 Protégé members for the year ended December 31, 2018.

Revenues from comprehensive tailored services

There are four major categories of our comprehensive tailored services. The following table presents the type of tailored services as well as their respective prices:

Type of comprehensive tailored services	Pricing
Conference and salon organization -	RMB50,000 (approximately US$7,248)
Booth exhibition services	RMB50,000 (approximately US$7,248)
On-site mentors’ guidance	RMB50,000-100,000 (approximately US$7,248-US$14,496)
Other additional services	RMB10,000-200,000 (approximately US$1,450-US$ 28,992)

Revenues from comprehensive tailored services increased by $1,000,362, or 21.14%, from $4,732,980 for the year ended December 31, 2018, to $ 5,733,342 for the year ended December 31, 2019, primarily due to the fact that (a) the demand of comprehensive tailored services among enterprise clients increased; (b) we put more efforts into comprehensive tailored services to meet clients’ needs, such as organizing large-scale conferences of hot topics and inviting Mentors and Experts with relevant experiences from specific industries. As a result, we entered into 82 contracts with a total amount of $4,511,690 in the fiscal year 2018, of which $3,844,498 was recognized as revenue for in the fiscal year 2018, while we signed 93 contracts with a total amount of $6,152,554 in the fiscal year 2019, of which $5,060,069 was recognized as revenue in the fiscal year 2019.

Revenues from sponsorship advertising service

Sponsorship advertising is a special form of advertising, generally referring to a publicity strategy adopted by enterprises in order to enhance their corporate and product image, as well as brand awareness and influence. We provide sponsorship advertising services for our enterprise clients at events we hold, such as forums and study tours.

Revenues from sponsorship advertising services increased by $5,768,138, or 228.89% from $2,520,026 for the year ended December 31, 2018, to $ 8,288,164 for the year ended December 31, 2019, primarily due to the fact that a) we started the sponsorship advertising services from the second half of 2018; and b) the demand of sponsorship advertising services among enterprise clients increased; and c) we put more efforts to organizing more sponsorship advertising services activities to meet clients’ needs. As a result, we were able to organize more activities, including large-scale forums, which we use as venues for our sponsorship advertising services. We had 44 sponsorship advertising services activities in fiscal year 2019 and 18 sponsorship advertising services activities in fiscal year 2018.

Revenues from consulting services

We provide consulting services to small and medium-sized enterprise to develop strategies and solutions for the following: corporate reorganization, product promotion and marketing, industry supply chain integration, corporate governance, financing and capital structure, etc.

Revenues from consulting services increased by $395,769, or 49.88%, from $793,400 for the year ended December 31, 2018, to $1,189,169 for the year ended December 31, 2019, primarily due to the fact that: a) the demand of consulting services among enterprise clients increased; and b) we put more efforts into hiring consultants with specific consulting experiences to meet clients’ needs.

Revenues from online services

We provide two types of online services to the Company’s APP Users, which are questions and answers (Q&A) session with chosen Mentors or Experts and online streaming of courses and programs. Top-up credits are paid by Users through the Company’s APP, using which Users can purchase the online services.

For the Q&A session, fees are paid by Users through the Company’s APP platform, on which Users can raise questions to chosen Mentors or Experts for each Q&A dialogue with fixed fees. Chosen Mentors or Experts set their own fees for Q&A sessions. The chosen Mentors or Experts would then be automatically engaged by the Users with private 1-to-1 Q&A dialogues. If the response is delayed or unsatisfactory to the User, he or she may notify our customer service representatives who will contact the provider to follow up with the User.

The Company charges 30% of the Q&A fees as a facilitator of online services. The Q&A fees are allocated to the Company and chosen Mentors or Experts automatically by the APP on a 30%/70% split upon completion of Q&A sessions. The Company recognizes online service fees as revenue at completion of Q&A sessions on a net basis, i.e., in the amount of 30% of allocated Q&A fees, as the Company merely provides a platform for its users and is not the primary obligor of the Q&A session, neither has risks and rewards as principal. Revenues from Q&A online services were $15,196 and $8,098 for the years ended December 31, 2019 and 2018, respectively, with a significant increase mainly caused by an increase in the numbers of Users.

For the online streaming of courses and programs, our Users can either: (1) purchase a la carte courses and programs at a rate ranging from RMB 9.9 to 299, which translates to approximately US$3 to US$43, per course or program by top-up credits through the Company’s APP platform, for unlimited streaming, or (2) subscribe as an annual VIP at a rate of RMB299 per year, approximately US$43, which grants Users the access right to the Company’s VIP courses and programs over the subscription period. Revenues generated from online streaming were $51,108 and $nil for the years ended December 31, 2019 and 2018, respectively.

To continually grow our online business, we have expanded the catalogue of our video and audio courses and programs, improved services on our APP, invested resources to attract and retain content and service providers since 2019. In addition, our APP developing team keeps improving the usability of our APP to offer better User experiences. We believe that our knowledge sharing platform is capable of building and maintaining long-term relationships with our Users and we expect to improve User retention and daily activity levels on our APP. However, we do not expect the online services revenue will become a major revenue stream in the near future.

Other Revenues

Other revenues mainly consist of revenues from rendering of other services and sales of merchandises, decreased by $80,495 or 39.48% as compared to the year ended December 31, 2018.

Other services fees are mainly derived from non-member participation of our study tours and forums at the service level of Platinum members. We charge non-members a fixed fee of RMB3,000 for each member activity. Other services fees decreased by $90,048, or 44.16% as compared to the year ended December 31, 2018 due to less non-member participation of our study tours or forums.

The Company started sales of merchandises at the end of 2019 and realized revenue of $9,553.

Costs and operating expenses

The following table sets forth the breakdown of our costs and operating expenses for the years ended December 31, 2019 and 2018:

	For the years ended December 31,				Change
	2019	%	2018	%	Amount	%

Service costs	$2,109,649	29.49%	$1,142,596	23.61%	$967,053	84.64%
Selling expenses	1,350,894	18.89%	1,282,677	26.50%	68,217	5.32%
General and administrative expenses	2,897,079	40.50%	1,749,209	36.14%	1,147,870	65.62%
Research and development expenses	795,540	11.12%	665,378	13.75%	130,162	19.56%
Total costs and operating expenses	7,153,162	100.00%	4,839,860	100.00%	2,313,302	47.80%

Service costs

Our service costs primarily include (1) the cost of organizing activities, such as venue rental fees, conference equipment fees, (2) professional and consulting fees paid to third parties for our activities; (3) the fees paid to Mentors and Experts for on-site consulting and in-person lectures in our activities; and (4) labor costs. Service costs increased by $967,053, or 84.64% for the year ended December 31, 2019 compared to the same period in 2018, mainly due to the increase of $775,619 in professional and consulting fees paid to third parties for our member services and enterprise services activities, and an incremental amortization expense of intangible assets, the online course videos, of $123,123.

Selling expenses

Our selling expenses increased by $68,217 or 5.32 % from $1,282,677 for the year ended December 31, 2018 to $1,350,894 for the year ended December 31, 2019. The increase in our selling expenses was primarily attributable to a $63,598 increase in conference fee in line with the increase in the number of activities we organized in fiscal year 2019 compared to fiscal year 2018.

General and administrative expenses

Our general and administrative expenses increased by $1,147,870 or 65.62%, from $1,749,209 for the year ended December 31, 2018 to $ 2,897,079 for the year ended December 31, 2019. Such increase was primarily due to an increase in office lease expenses of $160,394 for a larger office space leased to meet our business expansion needs, an increase in salary expenses of $280,447, an increase in professional fee of $158,022 incurred for the preparation of our IPO and an increase in allowance of $151,239 in line with the increase of account receivables balance, and an increase in miscellaneous service fee of $238,433, including training and general consulting services to improve our client service capacity and capability. We expect to continue to hire more employees and engage legal, accounting and other professional service providers to meet our public company reporting and corporate governance requirements to meet all of the demands associated with being a public company.

R&D expenses

Research and development expenses for our mobile application, the APP, increased by $130,162 or 19.56%, from $665,378 for the year ended December 31, 2018 to $795,540 for the year ended December 31, 2019, primarily due to the fact that we hired more personnel to upgrade the APP to meet our Users’ need. We expect R&D expenses to continue to increase in the foreseeable future as we will increase the research and development of the APP.

Other (expenses) income

Total net other income increased by $85,756 or 76.71% from $111,799 for the year ended December 31, 2018 to $197,555 for the year ended December 31, 2019, primarily due to an increase in interest income of $69,673.

Income taxes provision

GIOP was incorporated in the Cayman Islands and under the current laws of the Cayman Islands, GIOP is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

GMB HK is a company registered in Hong Kong, which is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, (approximately US$ 289,855), and 16.5% on any part of assessable profits over HK$2,000,000. However, the Company did not have any assessable profits arising in or derived from Hong Kong for the years ended December 31, 2019 and 2018, therefore no provision for Hong Kong profits tax was made in these periods.

In 2018, our other PRC subsidiary and VIE’s subsidiaries are qualified as small-scale and low-profit enterprises, whose annual taxable income is less than RMB1,000,000 (approximately US$ 144,928), their income is reduced by 50% to the taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 10%. On January 17, 2019, the State Taxation Administration issued new preferential policies on small-scale and low-profit corporate income tax, which further reduced the favorable income tax rate to 5% for enterprises whose annual taxable income is less than RMB1,000,000, approximately US$144,928. We expected all of our PRC subsidiaries except SDH and GMB (Hangzhou) will be qualified as small-scale and low-profit enterprises. Since GMB(Beijing), GMB Culture, GMB Linking and GMB Technology had accumulated operating loss as of December 31, 2019, only GMB Consulting will enjoy the preferential tax rate of 5% for the tax year of 2019. SDH obtained its “National High Tech Enterprise” certificate on October 25, 2017 and is eligible to enjoy a preferential tax rate of 15% from 2017 to 2020 to the extent it has taxable income under the EIT Law. SDH is in the process of renewing the NHTE certificate and expects to obtain the renewal in the second half of 2020. GMB (Hangzhou) is no longer qualified as small-scale and low-profit enterprises thus is subject to standard income tax rate of 25% due to its increasing taxable income.

Our income tax provision increased by $430,636 when comparing year ended December 31, 2019 to 2018, primarily due to increased taxable income for the year ended December 31, 2019.

Net income

As a result of the foregoing, we reported a net income of $9,380,768 for the year ended December 31, 2019, compared to a net income of $7,652,473 for the year ended December 31, 2018.

Net profit attributable to non-controlling interest

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, VIE and VIE’ s subsidiaries, non-controlling interests represent a minority shareholder’s 49% ownership interest in GMB (Beijing), GMB Culture, which has a majority-owned subsidiary called GMB Technology, GMB Consulting, GMB Linking as of December 31, 2019. Net loss attributable to non-controlling interest was $365,617 for the year ended December 31, 2019, which was derived from GMB(Beijing) of $82,246, GMB Culture of $178,180, GMB Technology of $124,989 and GMB Linking of $4,096, offset by net income attributable to non-controlling interest of GMB Consulting of $23,895, while net income attributable to non-controlling interest was $175,407 for the year ended December 31, 2018.

Net income attributable to the Company

Net income attributable to the Company increased by $2,269,319, or 30.35% from $7,477,066 for the year ended December 31, 2018 to $9,746,385 for the year ended December 31, 2019.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations and additional capital contributions from shareholders. We received an aggregate capital injection by our shareholders of $119,996, $238,128 and $340,647 for the years ended December 31, 2020, 2019 and 2018, respectively. We received net proceeds of approximately $24.61 million in our initial public offering. We plan to support our future operations primarily from cash generated from our operations and cash on hand, and our initial public offering’s proceeds.

As of December 31, 2020, our cash and cash equivalents amounted to $10,966,012 as compared to $9,439,106 and $11,658,284 as of December 31, 2019 and 2018. The accounts receivable from third parties amounted to $12,218,473 as of December 31, 2020, out of which, $383,148 was subsequently collected as of March 31, 2021. Our deferred revenue amounted to $250,309 as of December 31, 2020, which is mainly derived from member services and comprehensive tailored services, such amounts will be recognized as revenue as our services were gradually provided, and significantly enhanced our working capital.

As of December 31, 2020 and December 31, 2019, our working capital was $22,674,142 and $12,696,031, respectively. Our working capital requirements are influenced by the level of operations, the numerical volume of our sales contracts, and the progress of execution of our services.

We believe that our working capital are at a positive position and are sufficient to meet our operation requirements in the next 12 months from the audited financial statements issuance date. It is mainly contributed from, (1) our current position of cash and cash equivalents, and (2) cash flows provided by operating activities.

If we experience an adverse operating environment or incurred unanticipated capital expenditure requirements, or if we accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be on favorable terms or available at all. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilutions to our existing shareholders.

Substantially all of our operations are conducted in the PRC and all of our revenues and the vast majority of our expenses, cash and cash equivalents are denominated in RMB. As of December 31, 2020, 99.18% of our cash and cash equivalents were held in China, and held by our VIE and VIE’s subsidiaries and denominated in Renminbi, while 0.82% of our cash and cash equivalents were held in Hong Kong, and held by GIOP and GMB HK and denominated in US dollars. Although we consolidate the results of our VIE and its subsidiaries, we only have access to the assets or earnings of our VIE and their subsidiaries through our contractual arrangements with our VIE and its shareholders. See “Business — Contractual Arrangements between WFOE, SDH and Its Shareholders.”

In utilizing the proceeds we received from our initial public offering, we may make additional capital contributions to our PRC subsidiary, or make loans to our PRC subsidiary. However, most of these uses are subject to PRC regulations.

See “Risk Factors— PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us making loans or additional capital contributions to our PRC subsidiary and VIE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

A majority of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

As of December 31, 2020, the following were outstanding balances of our cash and cash equivalents and short-term investments in each jurisdiction:

	Cash and cash equivalents	Short-term investments	Total
PRC	$10,876,365	$-	$10,876,365
Hong Kong	14,360	-	14,360
Cayman Islands	75,287	-	75,287
Total	$10,966,012	$-	$10,966,012

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2020	2019	2018
Net cash provided by operating activities	$6,837,706	$1,236,071	$5,763,893
Net cash used in investing activities	(6,137,098)	(3,525,061)	(363,530)
Net cash provided by financing activities	119,996	238,128	340,647
Effect of foreign exchange rate on cash and cash equivalents	706,302	(168,316)	(513,164)
Net increase (decrease) in cash and cash equivalents	$1,526,906	$(2,219,178)	$5,227,846

Operating Activities

Net cash provided by operating activities amounted to $6,837,706 for the year ended December 31, 2020. It was primarily due to a) a net income of $11,957,287, adjusted by depreciation and amortization of $865,426, investment losses of $1,087, bad debt expense of $1,514,559 and amortization of operating lease right-of-use asset of $359,551; b) increase in income taxes payable of $2,565,098 due to our increased taxable income for the year ended December 31, 2020; c) decrease in inventories of $667,758 due to sales to third parties; and partially offset by a) increase in accounts receivable of $8,385,804 because of the expansion of our business in the fiscal year 2020 b) decrease in accrued expenses and other current liabilities of $852,731 because we have paid out the commercial service fees and VAT timely; c) decrease in deferred revenue of $322,534 because we received services fees in the fiscal year 2019 from customers for member services and comprehensive tailored services and other services have been rendered in the year ended December 31, 2020; d) increase in prepaid expenses and other current assets of $447,421.

Net cash provided by operating activities amounted to $1,236,071 for the year ended December 31, 2019. It was primarily due to a) a net income of $9,380,768, adjusted by depreciation and amortization of $167,876, investment losses of $23,799, bad debt expense of $151,246 and amortization of operating lease right-of-use asset of $328,289; b) increase in income taxes payable of $1,233,231 due to our increased taxable income for the year ended December 31, 2019; c) decrease in due from related parties of $708,988; d) increase in accrued expenses and other current liabilities of $669,873 because of our IPO efforts and the expansion of our business for the year ended December 31, 2019, and partially offset by a) increase in accounts receivable of $7,392,412 because of the expansion of our business in the fiscal year 2019; b) decrease in deferred revenue of $1,554,399 because we received services fees in the fiscal year 2018 from customers for member services and comprehensive tailored services and other services have been rendered in the year ended December 31, 2019; c) increase in prepaid expenses and other current assets of $1,051,597; d) increase in inventories of $823,817 due to purchase from third parties; e) net decrease in operating lease liabilities of $409,739.

Net cash provided by operating activities amounted to $5,763,893 for the year ended December 31, 2018. It was primarily due to a) a net income of $7,652,473, adjusted by net deferred tax provision of $165,321, depreciation and amortization of $20,882, investment losses of $20,194; b) an increase in income taxes payable of $674,036 due to our increased taxable income in the fiscal year 2018; c) an increase in accrued expenses and other current liabilities of $542,423 due to the increase in accrued payroll of $95,923 and the increase in value added tax payable of $367,411 in the fiscal year 2018; and partially offset by a) an increase in accounts receivable of $614,389 because of the expansion of our business in the fiscal year 2018; and b) a decrease in deferred revenue of $2,278,629 because we received services fees in the fiscal year 2017 from customers for member services and comprehensive tailored services and other services have been rendered in the fiscal year 2018.

Investing Activities

Net cash used in investing activities amounted to $6,137,098 for the year ended December 31, 2020. It was primarily due to purchase of property of $1,723,543, purchase of intangible asset of $2,735,433, and purchase of long-term investments of $1,678,514.

Net cash used in investing activities amounted to $3,525,061 for the year ended December 31, 2019. It was primarily due to prepayments for property of $1,204,094, purchase of intangible asset of $2,188,061, and purchase of long-term investments of $184,098.

Net cash used in investing activities amounted to $363,530 for the fiscal year ended December 31, 2018 which includes purchases of property and equipment of $49,962, purchase of long-term investments of $11,334, and purchase of short-term investments of $302,234.

Financing Activities

Net cash provided by financing activities amounted to $119,996 for the year ended December 31, 2020, representing capital contributions from the controlling shareholders.

Net cash provided by financing activities amounted to $238,128 for the year ended December 31, 2019, representing capital contributions from the non-controlling shareholders.

Net cash provided by financing activities amounted to $340,647 for the year ended December 31, 2018, which consists of capital contributions of $213,518 from the controlling shareholders and capital contributions of $ 127,129 from the non-controlling shareholders.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, incomes from operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of December 31, 2020.

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of December 31, 2020, the Company was not aware of any litigations or lawsuits against them.

Contractual Obligations

As of December 31, 2020, except for operating lease obligations, we have no other contractual obligations.

The Company’s known contractual obligations as of December 31, 2020 were as follows:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Operating Lease Obligations	$68,507	68,507	-	-	-

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

The nature of our business does not appear to be affected by seasonal variations.

Critical Accounting Policies and Management Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. These accounting principles require us to make judgments, estimates and assumptions on the reported amounts of assets and liabilities at the end of each fiscal period, and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances.  Significant estimates required to be made by management, include, but are not limited to, the assessment of the allowance for doubtful accounts, depreciable lives of property and equipment, and realization of deferred tax assets. Actual results could differ from those estimates.

Foreign currency translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Company’s consolidated financial statements are reported using the U.S. Dollars (“US$” or “$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s consolidated statements of operations and comprehensive income.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements:

	December 31, 2020	December 31, 2019	December 31, 2018
Year-end spot rate	US$1= RMB 6.5249	US$1= RMB 6.9762	US$1= RMB 6.8632
Average rate	US$1= RMB 6.8976	US$1= RMB 6.8985	US$1= RMB 6.6174

Fair value measurements

The Company follows the provisions of ASC 820, Fair Value Measurements and Disclosures. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2 - Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 - Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheets for cash, accounts receivable, due from related parties, short-term investments, prepaid expenses and other current assets, deferred revenue, income taxes payable, accounts payable, due to related parties, accrued expenses and other current liabilities approximate their fair value based on the short-term maturity of these instruments. The Company reports short-term investments at fair value and discloses the fair value of these investments based on level 2. The update does not have a significant impact on the Company’s consolidated Financial Statements.

The Company’s non-financial assets, such as property and equipment would be measured at fair value only if they were determined to be impaired.

Inventories

The inventories as of December 31, 2020 and December 31, 2019 consisting of health service gift cards, learning course gift cards, Chinese tea, latex pillows and health care products, all of which are products available for sale, and are stated at the lower of cost and net realizable value.

Part of the Company’s inventories are obtained through nonmonetary transactions with its customers, which are entered into at the Company’s discretion to receive inventory in exchange of collection of account receivables due from the customers. The Company accounts for these nonmonetary exchanges based on the fair values of the assets involved. The cost of inventories acquired in exchange is initially measured at the fair value of the accounts receivable the Company surrendered to obtain them.

A valuation allowance is recorded to write down the cost of inventories to the estimated net realizable value, if lower, due to slow-moving or damaged products, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Net realizable value is determined by the estimated selling prices offset by estimated additional cost of goods sold, selling expenses and business taxes. There was no valuation allowance provided for the inventory for the years ended December 31, 2020, 2019 and 2018.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is provided using the straight-line method over their expected useful lives, as follows:

Electronic equipment	3 years
Furniture, fixtures and equipment	3 years
Vehicle	3 years
Office buildings	30 years
Leasehold improvements	The shorter of useful life and lease term

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of Operation and Comprehensive Income in other income or expenses.

Intangible assets, net

The Company’s intangible assets represent the copyright of course videos purchased from a third party, including but not limited to course videos which cover subjects such as entrepreneurship development, financial service, corporate governance, team management, marketing strategy, etc. Intangible assets are stated at cost less accumulated amortization and amortized on a straight-line basis over their estimated useful lives. The estimated useful lives of intangible assets are determined to be 5 to 10 years in accordance with the period the Company estimates to generate economic benefits from such copyright.

Revenue recognition

The Company early adopted the new revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, starting January 1, 2017 using the modified retrospective method for contracts that were not completed as of January 1, 2017. The adoption of this ASC 606 did not have a material impact on the Company’s consolidated financial statements.

The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

The Company mainly offers and generates revenue from four kinds of services to its clients in China, member services, enterprise services, online services and other services. Enterprise services include comprehensive tailored services, sponsorship advertising services, and consulting services.

Revenue recognition policies for each type of the Company’s services are discussed as follows:

Member services

The Company offers three tiers of membership services, Platinum, Diamond and Protégé, which differ in membership fees as well as the level of the services provided. Members pay a fixed fee for exchange of the right to participate in organized activities offered by the Company, such as study tours and forums, typically within one-year membership period. Any non-participating activities will expire and not be refunded beyond the agreed-upon period. Each Member is entitled to choose from same activities offered by the Company for a total of seven times but different level of membership will receive different level of privileges at each activity, such as seating arrangement or private consultation opportunity etc.. The activities for Platinum Members are also open to non-members, who pay a pre-set fee for participating in a single activity, while the Company does not offer Diamond and Protégé services to non-members separately.

Each activity represents a separate performance obligation, which is typically 5 days or less. The Company uses an expected cost plus margin approach to estimate the standalone selling prices of each activity. As Members can benefit from each activity on their own in the same way and there is no material difference in the Company’s delivering costs, such as number of staffs involved and size of each activity. Therefore, membership fees are equally allocated to seven performance obligations when the Company determines transaction price of each performance obligation.

The Company recognizes membership fees as revenue upon completion of each activity as the duration of each activity is short. Membership fees from non-participating activity will be recognized when the agreed-upon period has expired. Membership fees collected in advance are recorded as deferred revenue on the consolidated balance sheets.

Enterprise services

The Company charges its clients service fees for providing enterprise services, which mainly include comprehensive tailored services, sponsorship advertising services and consulting services.

Comprehensive tailored services

The comprehensive tailored services provide tailored packaged services to small and medium business, including conference and salon organization, booth exhibition services, on-site Mentors’ guidance, and other value-added services. The Company typically signs one-year framework agreements and a tailored services contract with the clients, which list the types of tailored services as ordered by the clients to fit their specific needs. Each tailored service is a separate performance obligation under ASC 606, as these performance obligations are distinct, the clients can benefit from each service on their own and the Company’s promises to deliver the services are separately identifiable from each other in the services contract. The performance of each tailored service is usually on a specific date designated by the clients.

The Company establishes a uniform list for the unit price of each type of tailored services with reference to quoted market prices. If no quoted market price is available, the price will be estimated by using an expected cost plus a margin approach.

The Company recognizes the price for each tailored service as revenue when the service has been provided on a specific date designated and the receipt of each tailored services is confirmed by the clients. If a client does not request certain items of the tailored services included in the services contract during the agreed-upon period, the Company will not refund the service fees and the revenue will be recognized upon expiration of service contracts. The tailored services fees collected before providing services are recorded as deferred revenue on the consolidated balance sheets.

Sponsorship advertising service

The Company provides sponsorship advertising service for its clients at certain activities it held, i.e. study tours and forums. The sponsorship advertising services are mainly to display banners with the clients’ information and distribute clients’ brochures through the activities, so that the clients can enhance their corporate and product image.

The fee the Company charges for sponsorship advertising service is depending on multiple specific factors, including number of event participants, location, public interest, etc. The Company considers all factors and determines pricing for each contract separately. The sponsorship advertising fees are recognized as revenue when services have been provided on a specific date designated and receipt of sponsorship advertising services are confirmed by clients. Sponsorship advertising fees collected before providing services are recorded as deferred revenue on the consolidated balance sheets.

Consulting services

The Company provides consulting services to small and medium-sized enterprises by helping them to develop strategies and solutions including: corporate reorganization, product promotion and marketing, industry supply chain integration, corporate governance, financing and capital structure, etc. The consulting services are tailored to meet each client’s specific needs and requirements.

Consulting fees are based on the specifics of the services provided, for instance, time and efforts required, relationship between the Company and the client, etc. The Company considers comprehensive factors and determines prices with reference to quoted market prices. If no quoted market price is available, price will be estimated by using an expected cost plus a margin approach.

Consulting fees are recognized as revenue when services have been provided and receipt of consulting services is confirmed by clients as the duration of services is short, typically one month or less. Consulting fees collected before providing any service are presented as deferred revenue on the consolidated balance sheets.

Online services

The Company provides two types of online services to the Company’s APP Users, which are questions and answers (Q&A) session with chosen Mentors and online streaming of courses and programs. Top-up credits are paid by Users through the Company’s APP platform, using which Users can purchase the online services.

Users can raise questions to chosen Mentors or Experts with a fixed fee per Q&A session preset by Mentors or Experts. The Q&A session is usually provided by chosen Mentors or Experts within a course of a 72-hour period. The Company charges 30% of the Q&A fees as a facilitator of online services. The Q&A fees are allocated to the Company and chosen Mentors or Experts automatically by the APP on a 30%/70% split upon completion of Q&A sessions. The Company recognizes this online service fees as revenue at completion of Q&A sessions on a net basis, i.e., in the amount of 30% of allocated Q&A fees, as the Company merely provides a platform for its Users and is not the primary obligor of the Q&A session, neither has risks and rewards as principal.

Prior to 2019, most of our online content were free for our User to enjoy because we mainly focused on growing our online knowledge sharing community. In November 2019, we started to implement a new fee structure for our online content., which grants Users the access to view various online courses and programs. Users can subscribe an annual VIP at a rate of RMB299. The VIP grants Users the access right to the Company’s VIP courses and programs over the subscription period. The Company recognizes the VIP annual subscription fees as revenue on a straight-line basis over VIP subscription period. Users can also purchase a-lar-cart courses and programs at a rate from RMB 9.9 to 299 per course or program by top-up credits through the Company’s APP platform. The payment for a-lar-cart course and program is not refundable. After the payment is collected by the Company, the Users obtain unlimited access to the courses and programs they purchased for without limitation. The Company recognizes the fees a-lar-cart courses and programs as revenue at the point of time that Users obtain the access to the courses and programs.

Sales of merchandises

The Company started to sell merchandises since the end of 2019. The merchandises are obtained through nonmonetary transactions with its customers, which are entered into at the Company’s discretion to receive inventory in exchange of collection of account receivables due from the customers or purchased from third parties. The revenue from sales of merchandises are recognized at the amount to which it expects to be entitled on a gross basis at the point of time when clients obtain the control of the merchandises.

Other services

Other services fees are mainly derived from non-member participation of study tours and forums at the service level of Platinum Members. The Company charges non-members a fixed fee for each Member activity and the price for non-members is determined based on our allocated Member pricing for each activity. Fees are usually collected on site at the date of each activity and revenues are recognized at the completion of such activity.

Service costs

Service costs primarily include (1) the cost of holding activity, such as venue rental fees, conference equipment fees, (2) professional and consulting fees paid to third parties for our activity; (3) the fees paid to Mentors and Experts; (4) labor costs; and (5) amortization cost of copyright.

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company believes there were no uncertain tax positions at December 31, 2020 and 2019. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Recently issued accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Company will adopt ASU 2016-13 from October 1, 2023. The Company is in the process of evaluating the effect of the adoption of this ASU.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Haiping Hu	53	Chief Executive Officer (“CEO”), Chairman of the Board of Director
Chao Liu	40	Chief Financial Officer (“CFO”)
Chenming Qi	50	Chief Operating Officer (“COO”)
Haiwei Zuo	38	Director
Ligang Lu	52	Independent Director
John G. Nossiff	59	Independent Director
Allen J. Morrison	62	Independent Director

Mr. Haiping Hu has been our CEO and Chairman since February 2019, and he has served as CEO and Chairman of SDH since December 2014. From August 2004 to January 2018, he was CEO and Vice Chairman of Shanshan Holdings Co., Ltd, which is mainly engaged in the production of lithium-ion battery parts, such as lithium-ion capacitors, battery pack, and charging pile, and providing new energy services such as new energy vehicle operation and energy management services, etc. From January 1996 to July 2004, he served as Vice President of Shanshan Group Co., Ltd. Since 2002, Shanshan Holdings Co., Ltd. has ranked among the top 500 Chinese companies in successive years. Mr. Hu holds a bachelor’s degree in Chemical Automation and a master’s degree in Chemical Engineering from Zhejiang University. Nicknamed “General Hu Haiping on Horseback,” Mr. Hu has more than 20 years of experience as founder and executive, and is a well-known entrepreneur in China.

Ms. Chao Liu has served as our CFO since February 2019, and as the CFO of SDH since January 2016. From June 2012 to June 2015, she was the head of the accounting department of Beijing Meanfang Institute of Physics and Technology, which is engaged in manufacturing gas instruments that are widely used in petrochemical, cement, chemical fertilizer, agriculture, military, medical, environmental protection, scientific research and other fields, Beijing Meanfang Spectrum Technology Co., Ltd., which is engaged in manufacturing and selling spectrum instruments, and Beijing Zhongchuang Technology Co., Ltd., which is engaged in providing interactive marketing technology solutions for brand customers and advertising agents. From May 2008 to December 2015, she was the comptroller of Beijing Hongri Dongsheng Decoration Co., Ltd., which provides decoration services to customers and Beijing Sunshine Season Network Technology Company, which provides network maintenance services to its customers. From November 2003 to November 2014, she served as supervisor of the accounting department of Beijing Haixinyuan Food Co., Ltd. which is engaged in the manufacture and sale of cold candies, pastries and cold drinks and Beijing Haixinyuan Guest House Co., Ltd., which provides hoteling services to its customers. Ms. Liu studied finance at Beijing Language and Culture University and graduated in January 2016. She has a strong understanding of international accounting and tax policies.

Mr. Chenming Qi has served as our COO since February 2019, and as the COO and director of SDH since July 2017. From May 2014 to June 2017, Mr. Qi served as the Vice President of the sales division of 360 Enterprise Security Group, which specializes in providing enterprise-level network security technologies, products and services to government, enterprises, education, finance and other institutions and organizations. He co-founded Netgod Information Technology (Beijing) Co., Ltd, which is engaged in enterprise-level network security technologies, products and services in 2006, and served as a vice president of operations from June 2006 to May 2017. He served as the deputy general manager of Lenovo Information Security Division from April 2004 to June 2006. From March 2002 to March 2004, he was the sales director of Hampoo (China) Management Consulting Company, which is engaged in management consulting, IT planning, information implementation, etc. Mr. Qi graduated from Tianjin University with a master’s degree in Precision Instrument Engineering in March 1996. We believe that Mr. Qi, with over twenty years of experience in team building and enterprise management, is qualified to serve as our COO.

Mr. Haiwei Zuo has served as our director since February 2019, and as Vice Chairman of SDH since December 2014. From September 2013 to December 2014, he served as the Dean of Beijing Huatai Weiye Management Science and Technology Research Institute. From March 2009 to September 2013, he served as the CEO of Beijing Naked in Frontier Cultural Exchange Co., Ltd., which is engaged in producing TV program content that is in category of business and financial management. He studied business administration at the China Agricultural University and graduated in July 2019.

Mr. John G. Nossiff was appointed as our director upon the closing of our IPO. Mr. John G. Nossiff is a corporate attorney with more than 25 years of experience advising leadership teams of small to middle market, growth-stage organizations. His specialties include general counsel, mergers& acquisitions, corporate development, restructuring and turnaround advisory, corporate governance, private and public financing, Nasdaq listings & compliance, complex dispute resolution, and SEC enforcement, compliance and reporting. Mr. Nossiff founded the Nossiff Law Firm LLP and has served as the firm’s managing partner since March 2007. Prior to that, Mr. Nossiff was an equity partner at Brown Rudnick LLP’s Corporate and Securities Practice Group from January 1993 to February 2007, and an associate at Rich May’s Corporate and Securities Practice Group from March1990 to December 1992. Mr. Nossiff graduated Magna Cum Laude from Boston University School of Law, where he earned the highest academic honors awarded by the school: Tauro Distinguished Scholar, Hennessey Distinguished Scholar, and Liacos Distinguished Scholar. Mr. Nossiff earned his undergraduate degree from the University of New Hampshire, Summa Cum Laude with a bachelor’s degree in Economics, with concentrations in government, accounting and finance.

Dr. Allen J. Morrison was appointed as our director upon the closing of our IPO.  Dr. Morrison has served as a professor of global management at the Thunderbird School at Arizona State University, in Phoenix, AZ, since January 1, 2015. While at Thunderbird, Dr. Morrison served as the school’s CEO and Director General until June 30, 2018. Prior to his position at Thunderbird, Dr. Morrison was a professor at the International Institute for Management Development (IMD) in Lausanne, Switzerland from July 2012 to December 2014.  While at IMD, he served as the Kristian Gerhard Jebsen Chair of Responsible Leadership and Director of the IMD Global CEO Center.  In addition, Dr. Morrison served as professor at a number of business schools, including INSEAD in Singapore and the U.S.A. from July 2008 to July 2012, IMD in Lausanne, Switzerland from July 2004 to June 2008, the Richard Ivey School of Business in London, Ontario from July 1998 to June 2004, and as a visiting professor at the University of California, Los Angeles (UCLA) in 1998 and the China European International Business School in Shanghai, China in 1998.  Dr. Morrison has held additional administrative positions including Director of Executive Development at INSEAD (North America), and Associate Dean at the Ivey Business School.  Dr. Morrison graduated with a Doctor of Philosophy degree from the University of South Carolina, in 1989, a Master of Business Administration (MBA) degree from the Richard Ivey Business School, University of Western Ontario, London, Ontario in 1985, and a Bachelor of Arts, Cum Laude (International Relations), from Brigham Young University, Utah in 1983.  Dr. Morrison is the author/co-author of 12 business management and corporate governance books published from 1990 to 2020.  He is also a frequent contributor of business management articles to journals such as Harvard Business Review, Strategic Management Journal, Asia Pacific Business Review, and Sloan Management Review.

Mr. Ligang Lu was appointed as our director upon the closing of our IPO. Since January 2011, Mr. Lu has been the auditor director and group supervisor of Shanshan Holdings Co. Ltd. which is mainly engaged in the production of lithium-ion battery parts, such as lithium-ion capacitors, battery pack, and charging pile, and providing new energy services such as new energy vehicle operation and energy management services, etc. From January 2003 to January 2011, he held several positions at Hebei Hualong Riqing Noodle Industry Group Co., Ltd., which is mainly engaged in noodle manufacturing, including audit manage and chief financial officer. From September 1990 to January 2003, he was the audit office director of Sinosteel Xingji Group, which is engaged in steel productions, sales, distributions related services. Mr. Lu holds a bachelor’s degree in Financial Auditing and Accounting from Hebei University of Economics and Business (formerly Hebei University of Finance and Economics). In May 2001, Mr. Lu was certified as senior auditor and accountant by China Human Resources Bureau of Hebei Province, and became a Certified Internal Auditor (“CIA”) by International Registered Institute of Internal Auditors (USA).

B. Compensation of Directors and Executive Officers

The following table sets forth certain information with respect to compensation for the year ended December 31, 2020, earned by or paid to our chief executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total (US$)

Haiping Hu	2020	35,010							35,010
CEO of the Company and SDH

Chao Liu	2020	29,980							29,980
CFO of the Company and SDH

Chenming Qi	2020	24,915							24,915
COO of the Company and SDH

For the year ended December 31, 2020, SDH paid the above compensations to our executive officers.

Agreements with Named Executive Officers

On February 22, 2019, we entered into employment agreements with our executive officers, which was amended on September 30, 2019. Pursuant to employment agreements, we will agree to employ each of our executive officers for a specified time period, which will be renewed upon both parties’ agreement thirty days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a two-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

Our employment agreement with Haiping Hu, our CEO, provides for a term of three years beginning on February 22, 2019, with an annual salary of RMB300,000 (approximately US$42,850), the payment of which commenced when the Company became a public reporting company in the US in February 2021

Our employment agreement with Chao Liu, our CFO, provides for a term of three years beginning on February 22, 2019, with an annual salary of RMB204,000 (approximately US$29,140), the payment of which commenced when the Company became a public reporting company in the US in February 2021.

Our employment agreement with Chenming Qi, our COO, provides for a term of three years beginning on February 22, 2019, with an annual salary of RMB216,000 (approximately US$30,850), the payment of which commenced when the Company became a public reporting company in the US in February 2021.

Compensation of Directors

For the fiscal year 2020, we did not compensate our directors for their services other than to reimburse them for out-of-pocket expenses incurred in connection with their attendance at meetings of the Board of Directors.

C. Board Practices

Board of Directors

Our board of directors consists of five directors.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties at common law, including, but not limited to a duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, our directors also have a duty to exercise the care, diligence and skills that a reasonable director would exercise in comparable circumstances, taking into account, without limitation, the nature of the company, the nature of the decision, the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, our directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our amended and restated memorandum and articles of association or the Companies Act (2021 Revision) of the Cayman Islands.

Generally, we have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of the company and mortgaging the property of the company; and

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors.

Insider Participation Concerning Executive Compensation

Our board of directors, which was comprised of five directors, with the assistance of the Compensation Committee, makes all determinations regarding executive officer compensation.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee, and adopt a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee, formed upon the closing of our IPO, consists of Mr. Ligang Lu, Mr. John G. Nossiff and Mr. Allen J. Morrison, with Mr. Ligang Lu serving as the chairman of our audit committee. We have determined that Mr. Ligang Lu, Mr. John G. Nossiff and Mr. Allen J. Morrison satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Prior to our IPO, our board also determined that Ligang Lu qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

●	meeting separately and periodically with management and the independent auditors; and

●	reporting regularly to the full board of directors.

Compensation Committee. Our compensation committee, formed upon the closing of our IPO, consists of Mr. John G. Nossiff, Mr. Ligang Lu and Mr. Allen J. Morrison. Mr. Ligang Lu is the chairman of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and recommending to the board with respect to the total compensation package for our chief executive officer;

●	approving and overseeing the total compensation package for our executives other than the chief executive officer;

●	reviewing and making recommendations to the board with respect to the compensation of our directors; and

●	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee, formed upon the closing of our IPO, consists of Mr. John G. Nossiff, Mr. Ligang Lu and Mr. Allen J. Morrison. Mr. John G. Nossiff is the chairman of our corporate governance and nominating committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

●	reviewing annually with the board the current composition of the board in light of the characteristics of independence, skills, experience and availability of service to us;

●	identifying and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as the corporate governance and nominating committee itself;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

D. Employees

We had a total of 106, 134, and 96 full-time employees as of December 31, 2018, 2019, and 2020, respectively.  As of March 31, 2021, we had 90 full-time employees. We had 12, 61, and 17 employees located in Shanghai, Beijing, and Hangzhou, respectively. The following table sets forth the numbers of our employees by areas of business:

Department	Number of Employees	% of Total
Senior Management	7	7.78%
Human Resources & Administration	11	12.22%
Sales & Marketing	24	26.66%
Business & Consulting	7	7.78%
Customer Service	7	7.78%
Information Technology	7	7.78%
Research & Development	17	18.89%
Finance	10	11.11%
Total	90	100%

Generally, we enter into standard employment contracts with our officers, managers, and other employees. According to these contracts, all of our employees are prohibited from engaging in any other employment during the period of their employment with us. None of our employees is a member of a labor union and we consider our relationship with our employees to be good.

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of April 30, 2021 by:

●	each of our directors and executive officers; and

●	each of our principal shareholders who beneficially own more than 5% of our total outstanding Ordinary Shares.

The calculations in the table below are based on 24,528,000 Ordinary Shares issued and outstanding as of April 30, 2021.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Name and Address of Beneficial Owner*	Ordinary Shares Beneficially Owned
	Number	%
Director and Executive Officers:
Haiping Hu (1)	6,820,887	27.81%
Chao Liu	0	%
Chenming Qi (3)	2,517,481	10.26%
Haiwei Zuo (4)	1,085,282	4.40%
Ligang Lu	0	0%
John G. Nossiff	0	0%
Allen J. Morrison	0	0%
Directors and Executive Officers as a group (7 persons)	10,423,650	42.50%
5% Beneficial Owners**
GMB Wisdom Sharing Platform Co., Ltd. (1)	6,820,887	27.81%
GMB Information Technology Co., Ltd. (4)	1,085,282	4.40%
GMB Culture Communication Co., Ltd. (2)	2,712,883	11.06%
GMB Resource Services Co., Ltd (3)	2,517,481	10.26%

*	Unless otherwise indicated, the business address of each of the individuals is Room 208, Building 1, No. 28 Houtun Road, Haidian District, Beijing, The PRC.

**	The principal office of each of the 5% beneficial owners are located at Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(1)	Haiping Hu, our CEO and chairman of the Board, beneficially owns 6,820,887 Ordinary Shares through his 100% ownership of GMB Wisdom Sharing Platform Co., LTD.

(2)	Representing 2,712,883 Ordinary Shares held by GMB Culture Communication Co., Ltd, a British Virgin Islands company. Ertao Zhao, Yidong Zhang, Xiaoli Chen serve as the directors of GMB Culture Communication Co., Ltd. and share the dispositive and voting power of the shares held by GMB Culture.

(3)	Representing 2,517,481 Ordinary Shares Held by GMB Resource Services Co., Ltd., a British Virgin Islands company. Our COO Chenming Qi and Cunyou Li, Jinhai Ying, Gesheng Fei, each of whom serves as a director of GMB Resource Services Co., share the dispositive and voting power of the shares held by GMB Resources.

(4)	Haiwei Zuo, our director, beneficially owns 1,085,282 Ordinary Shares through his 100% ownership of GMB Information Technology Co., Ltd., a British Virgin Islands company.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements between WFOE and Gansu QLS

See “Item 4. Information on the Company—C. Organizational Structure.”

Material Transactions with Related Parties

On February 22, 2019, the Company issued an aggregate of 1,000,000 Ordinary Shares to ten BVI companies, each owned by shareholders of SDH, including some of our executive officers and directors, in connection with entering into the VIE contractual arrangements, in a private transaction under the laws of the Cayman Islands, with 406,005 Ordinary Shares issued to GMB Wisdom Sharing Platform Co., Ltd, all of which are beneficially owned by Haiping Hu; 161,500 Ordinary Shares issued to GMB Culture Communication Co., Ltd, 5,258 Ordinary Shares of which are beneficially owned by Chao Liu; 149,800 Ordinary Shares issued to GMB Resource Services Co., Ltd., 45,500 of which are beneficially owned by Chenming Qi; 64,600 Ordinary Shares issued to GMB Information Technology Co., Ltd., beneficially owned by Haiwei Zuo.

On August 8, 2019, the Company issued an additional 27,000,000 Ordinary Shares to its existing shareholders, in connection with the proposed initial public offering, in a private transaction under the laws of the Cayman Islands, with 10,962,135 Ordinary Shares issued to GMB Wisdom Sharing Platform Co., Ltd, all of which are beneficially owned by Haiping Hu; 4,359,987 Ordinary Shares issued to GMB Culture Communication Co., Ltd, 141,966 Ordinary Shares of which are beneficially owned by Chao Liu; 4,045,950 Ordinary Shares issued to GMB Resource Services Co., Ltd., 1,228,500 of which are beneficially owned by Chenming Qi; 1,744,200 Ordinary Shares issued to GMB Information Technology Co., Ltd., beneficially owned by Haiwei Zuo.

Loans to Related Parties

Mr. Haiping Hu, the Company’s CEO and Chairman of the board of director, entered into three loan agreements with the Company for non-secured and non-interesting bearing loans. On June 19, 2019, Mr. Hu paid the US$262,269 balance of the loans to the Company.

On August 25, 2017, Mr. Chenming Qi, the Company’s COO, entered into a loan agreement with the Company for a non-secured and non-interest bearing loan in the amount of RMB700,000 (approximately US$101,933), which was due on June 30, 2019. On April 24, 2019, Mr. Qi paid the US$101,993 balance of the loan to the Company.

On December 22, 2017, Mr. Haiwei Zuo, the Company’s director, entered into a loan agreement with the Company for a non-secured and non-interest bearing loan in the amount of RMB300,000 (approximately US$43,711), which was due on June 30, 2019. On June 20, 2019, Mr. Zuo paid the RMB300,000 (approximately US$43,711) balance of the loan to the Company.

On January 25, 2018, Ms. Hui Qi, an immediate family member of Mr. Chenming Qi, entered into a loan agreement with the Company for a non-secured and non-interest bearing loan in the amount of RMB2,000,000 (approximately US$291,409), which was due on June 30, 2019. On April 25, 2019, Ms. Qi paid the RMB2,000,000 (approximately US$291,409) balance of the loan to the Company.

On November 27, 2019, the Company paid the audit fee and other professional fee of Bally Corp (“Bally”), a company controlled by Mr. Haiping Hu, of $12,250 on behalf of Bally in the form of a non-secured and non-interest bearing loan, which is due on June 30, 2020. As of December 31, 2019, the outstanding balance of the loan was $12,250. On April 23, 2020, Bally paid the balance of the loan to the Company. On February 24, 2020, the Company paid the audit fee and other professional fee of Bally of $5,168 on behalf of Bally in the form of a non-secured and non-interest bearing loan, which was due on December 31, 2020. On September 4, 2020, Bally paid the $5,168 balance of the loan to the Company.

On March 23, 2020, the Company transferred $15,182, $15,182 and $15,181 to GMB Wisdom Sharing Platform Co., Ltd. (“GMB Wisdom”), GMB Culture Communication Co., Ltd. (“GMB Culture”) and GMB Resource Services Co., Ltd. (“GMB Resource”), respectively, which are shareholders of GIOP, to meet the minimum deposit required by banks. The loans to GMB Wisdom, GMB Culture and GMB Resource are non-secured and non-interest bearing, and are due on December 31, 2020. On September 28, 2020, GMB Wisdom, GMB Culture and GMB Resource paid the balance of the loan to the Company.

Loans from Related Parties

On June 19, 2018, Beijing Yihe Business Technology Co., Ltd. (“Yihe Beijing”), a non-controlling shareholder of GMB (Beijing), paid the rental fee of $49,442 on behalf of GMB (Beijing) in the form of a non-secured and non-interest bearing loan, which is due on June 30, 2019. On June 26, 2019, the Company paid the RMB 339,335 (approximately US$49,442) balance of the loan to Yihe Beijing.

Sales to Related Parties

The Company provided comprehensive tailored services to Zhifang (Shanghai) Marketing Management Co., Ltd. (“Zhifang Marketing”), a non-controlling shareholder of GMB Consulting. For the years ended December 31, 2020, 2019 and 2018, total revenue from Zhifang Marketing were $nil, $95,181 and 92,204, respectively

Purchase from Related Parties

Ningbo Zhuhai Investment Co., Ltd. (“Zhuhai Investment”) is a company controlled by Mr. Haiping Hu. For the years end December 31, 2020, 2019 and 2018, the Company leased office space from Zhuhai Investment for a fee of RMB667,158 (approximately US$96,695), RMB517,450 (approximately US$75,009) and RMB126,413 (approximately US$18,420), respectively. As of December 31, 2018, the outstanding balance of the rent was RMB126,413 (approximately US$18,420). On June 25, 2019, the Company paid the balance of the rent to Zhuhai Investment. As of December 31, 2019, the prepaid expense of the rent to Zhuhai Investment was RMB13,086 (approximately US$ 1,876). As of December 31, 2020, the prepaid expense of the rent to Zhuhai Investment was RMB1,013,823 (approximately US$155,378).

The Company also purchased professional services from Zhifang Marketing, Taiyuan Ruihaojia Enterprise Management Consulting Co., Ltd. (“Taiyuan Ruihaojia”) and Yihe Beijing. The Company’s former director Mr. Xiaoli Chen owns 33% share of Taiyuan Ruihaojia. For the years ended December 31, 2020, 2019 and 2018, the Company paid Zhifang Marketing $27,175, $291,533 and $1,939, respectively, and paid Taiyuan Ruihaojia $nil, $90,150 and $111,798, respectively. For the years ended December 31, 2020, the Company purchased professional services from Yihe Beijing for a fee of $69,134. As of December 31, 2020, the prepaid expense of professional services purchased from Yihe Beijing was $12,184. The balance will be recognized as service costs when the Company accepts the services from Yihe Beijing.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.   FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 for our audited consolidated financial statements.

Legal Proceedings

We are not currently involved in any material legal or administrative proceedings. From time to time, we may be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Such legal or administrative claims and proceedings, even if without merit, could result in the expenditure of financial and management resources and potentially result in civil liability for damages.

Dividend Policy

We do not have any present plan to pay any cash dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiary for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.   THE OFFER AND LISTING

A. Offering and Listing Details

Our Ordinary Shares have been listed on the Nasdaq Capital Market since February 9, 2021. Our Ordinary Shares trade under the symbol “SDH.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares have been listed on the Nasdaq Global Market since February 9, 2021. Our Ordinary Shares trade under the symbol “SDH.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our affairs are governed by our Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time, and Companies Act (2021 Revision) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General

Our authorized share capital is US$50,000 divided into 500,000,000 Ordinary Shares, par value US$0.0001 per share.

Dividends

Subject to the provisions of the Companies Act and any rights attaching to any class or classes of shares under and in accordance with the Company’s shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class or the creation or issue of one or more classes of shares with or without preferred, deferred or other special rights or restrictions (including, without limitation, the creation of Shares with enhanced or weighted voting rights), whether in regard to dividend, voting, return of capital or otherwise.

Transfer of Ordinary Shares

Subject to the restrictions contained in our articles, any shareholder may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by any Designated Stock Exchange (as defined under our articles) or in any other form approved by our board of directors and may be under hand or by electronic machine imprinted signature or by such other manner of execution as our board of directors may approve from time to time.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

●	the shares transferred are fully paid up and free of any lien in our favor; and

●	a fee of such maximum sum as the Nasdaq may determine to be payable, or such lesser sum as our directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer, they are required, within three months after the date on which the instrument of transfer was lodged, to send to the transferee notice of such refusal. This, however, is unlikely to affect market transactions of the ordinary shares purchased by investors. Since our ordinary shares are listed on the Nasdaq, the legal title to such ordinary shares and the registration details of those ordinary shares in our register of members remain with DTC/Cede & Co. All market transactions with respect to those ordinary shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the DTC systems.

The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of any Designated Stock Exchange (as defined under our articles), be suspended and our register of members be closed at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as our board of directors may determine.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Companies Act to inspect or obtain copies of our register of members or our corporate records (other than the register of mortgages).

General Meeting of Shareholders

As a Cayman Islands exempted company, we are not obligated by the Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 clear days' after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least 7 days’ notice of a general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within half an hour from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the shareholder present shall be a quorum

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for ten days or more, notice of the adjourned meeting shall be given in accordance with the articles.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by one or more shareholders present in person or by a proxy who together hold not less than fifteen per cent of the paid up capital of the Company entitled to vote. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the Articles, we are required to have a minimum of three directors.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

The remuneration of the directors shall be determined by the shareholders by ordinary resolution, except that the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any. Our directors will be elected by an ordinary resolution of our shareholders.

A director may be removed by ordinary resolution.

A director may at any time resign or retire from office by giving us notice in writing.

Subject to the provisions of the articles, the office of a director may be terminated forthwith if:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors generally;

(b)	is found to be or becomes of unsound mind; or

(c)	resigns his office by notice in writing to the Company.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of Section 5605(a)(2) of the NASDAQ Listing Rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of Section 5605(a)(2) of the NASDAQ Listing Rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Companies Act, our amended and restated memorandum and articles, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our amended and restated memorandum or articles. However, to the extent allowed by the Companies Act, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Our board of directors has established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member of any specified Company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. A director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

Capitalization of Profits

The Company may upon the recommendation of the directors by ordinary resolution authorize the directors to capitalize any sum standing to the credit of any of the Company's reserve accounts (including share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution and to appropriate such sums to shareholders in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend and to apply such sum on their behalf in paying up in full unissued shares for allotment and distribution credited as fully paid up to and amongst them in the proportion aforesaid.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a) to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b) to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	is not required to make its register of members open to inspection by shareholders;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company, except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation— Regulations Relating to Foreign Exchange.”

E. Taxation

The following summary of the Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the Ordinary Shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of our Ordinary Shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of Ordinary Shares, nor will gains derived from the disposal of Ordinary Shares be subject to Cayman Islands income or corporation tax.

As an exempted company, the Company has received a tax exemption certificate from the Financial Secretary of the Cayman Islands pursuant to the Tax Concessions Law (Revised) of the Cayman Islands, containing an undertaking that in the event of any change to the foregoing, the Company, for a period of twenty years from the date of the grant of the undertaking (such date of grant being 1 August 2019), will not be chargeable to tax in the Cayman Islands on its income or its capital gains arising in the Cayman Islands or elsewhere.

People’s Republic of China Taxation

Enterprise Income Tax and Withholding Tax

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiary. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Circular 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises.

According to SAT Circular 82 (the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management), a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are made or need to be made by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that GIOP is not a resident enterprise for PRC tax purpose. GIOP is not controlled by a PRC enterprise or PRC enterprise group and we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of GIOP, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

If the PRC tax authorities determine that GIOP is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that GIOP is treated as a PRC resident enterprise.

See “Risk Factors — Risks Related to Doing Business in China — Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Value-added Tax

According to the VAT Laws, MOF and SAT Circular 32 (the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates), and MOF, SAT and GAC Circular 39 (the Announcement on Policies for Deepening the VAT Reform), all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 13%, 9%, 6% and 0%, and the VAT tax rate of 3% is applicable to small-scale taxpayers. The VAT tax rates applicable to our PRC subsidiary and consolidated affiliates are as follows: 6% on services for SDH, GMB (Hangzhou) and Mentor Board Voice of Seeding (Shanghai) Cultural Technology Co., Ltd.; 3% for small-scale taxpayers including GMB (Beijing), GMB Culture, GMB Consulting and GMB Linking and GIOP BJ.

 United States Federal Income Tax Considerations

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a Trust.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.	The actual days in the United States in the current year; plus

2.	One-third of his or her days in the United States in the immediately preceding year; plus

3.	One-sixth of his or her days in the United States in the second preceding year.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company (PFIC) rules (defined below) discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if, applying applicable look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles not reflected on its balance sheet are taken into account. Passive income generally includes, among other things, dividends, interest, income equivalent to interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our current and projected income and assets, including the proceeds we received from our initial public offering and the value of our Ordinary Shares, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Furthermore, fluctuations in the market price of our Ordinary Shares may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares from time to time (which may be volatile). In addition, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Ordinary Shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the Ordinary Shares.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report such information could result in substantial penalties.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC registration statement on Form F-1 (File Number 333-233745), as amended, to register our Ordinary Shares in relation to our initial public offering, which was completed on February 11, 2021.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4C.  Organizational Structure” for a chart of our current structure.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to interest rate risk while we have short-term bank loans outstanding. Although interest rates for our short-term loans are typically fixed for the terms of the loans, the terms are typically twelve months and interest rates are subject to change upon renewal.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk which is risk that it we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, almost all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. All of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-233745) in relation to the initial public offering of 6,720,000 Ordinary Shares at an initial public offering price of $4.00 per Ordinary Share. Our initial public offering closed on February 11, 2021. The registration statement was declared effective by the SEC on February 5, 2021. ViewTrade Securities, Inc. was the representative of the underwriters for our initial public offering. On February 19, 2021, Network 1 Financial Securities, Inc. exercised the over-allotment option in full to purchase an additional 1,008,000 Ordinary Shares.

We received net proceeds of approximately $24.61 million, after deducting underwriting discounts and estimated offering expenses payable by us. The total expense incurred for our Company’s account in connection with our initial public offering was approximately $2.28 million, which included approximately $2.02 million in underwriting discounts for the initial public offering and approximately $0.26 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of the date of this annual report, we have yet to spend the proceeds from our initial public offering. We intend to use the proceeds from our initial public offering as disclosed in our registration statement on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Our conclusion is based on the fact that we do not have an in house personnel in our accounting department with sufficient knowledge of the US GAAP and SEC reporting rules. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, and (iii) establishing an internal audit function and standardizing the Company’s semi-annual and year-end closing and financial reporting processes.

Management’s Annual Report on Internal Control Over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Prior to the closing of our IPO, our board of directors determined that Mr. Ligang Lu, chairman of our audit committee and an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act), is an audit committee financial expert.

ITEM 16.B. CODE OF ETHICS

Prior to the closing of our IPO, our board of directors adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer or controller and any other persons who perform similar functions for us. A copy of our code of business conduct and ethics can be accessed at http://sdh365.com/IR/

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Friedman LLP, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
Services	2020	2019
	US$	US$
Audit fees(1)	280,000	340,000
Audit related fees(2)	10,000	13,580
Tax Fees(3)	-	-
Other fees(4)	-	-
Total	290,000	353,580

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.

(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by our principal accounting firm other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Friedman LLP, our independent registered public accounting firm including audit services, audit-related services, tax services, and other services as described above.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to the Nasdaq Global Market corporate governance listing standards. However, Nasdaq Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Global Market corporate governance listing standards.

NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Prior to the closing of our IPO, the Board of Directors of the Company elected to follow the Company’s home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Global Market corporate governance listing standards.

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of China Liberal Education Holdings Limited are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1*	Amended and Restated Memorandum and Articles of Association

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-233745), as amended)

2.2*	Description of Securities registered under Section 12 of the Exchange Act of 1934, as amended

4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.2	Form of Indemnification Agreement by and between executive officers, directors and the Registrant (incorporated herein by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.4	Equity Pledge Agreement dated June 10, 2019, by and among WFOE, SDH, and shareholders of SDH (incorporated herein by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.5	Exclusive Technical and Consulting Services Agreement, dated June 10, 2019, by and between WFOE and SDH(incorporated herein by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.6	Form of Power of Attorney, by and among WFOE, SDH, and shareholders of SDH(incorporated herein by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.7	Form of Spousal Consent, by and among WFOE, SDH, and certain spouses of shareholders of SDH(incorporated herein by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.9	Exclusive Option Agreement, dated June 10, 2019, by and among WFOE, SDH, and shareholders of SDH(incorporated herein by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.10	Strategic Cooperation Agreement, dated May 30, 2016, by and between Beijing Winning at the Frontlines Cultural Exchange Co., Ltd. and GMB (Beijing) (incorporated herein by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.11	Copyright Authorization Agreement, dated May 30, 2016 by and between Beijing Winning at the Frontlines Cultural Exchange Co., Ltd. and GMB (Beijing) (incorporated herein by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.12	Intangible Assets Purchase Agreement, dated November 2, 2019, by and between Beijing Wining at the Frontlines Cultural Exchange Co., Ltd and GMB (Beijing) (incorporated herein by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-233745), as amended)

8.1	Principal subsidiaries and consolidated affiliated entities of the Registrant (incorporated herein by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-233745), as amended)

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-233745), as amended)

12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS†	XBRL Instance Document

101.SCH†	XBRL Taxonomy Extension Schema Document

101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB†	XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Global Internet of People, Inc.

By:	/s/ Haiping Hu
Name:	Haiping Hu
Title:	Chairman, Chief Executive Officer, and Director
Date	April 30, 2021

GLOBAL INTERNET OF PEOPLE, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Global Internet of People, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Global Internet of People, Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2018.

New York, New York

April 30, 2021

GLOBAL INTERNET OF PEOPLE, INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2020	2019

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$10,966,012	$9,439,106
Accounts receivable, net	12,218,473	5,279,266
Inventories, net	2,706,896	3,287,272
Due from related parties	172,730	12,250
Prepaid expenses and other current assets	2,193,494	1,544,462
TOTAL CURRENT ASSETS	28,257,605	19,562,356

NON-CURRENT ASSETS
Property and equipment, net	3,397,273	168,949
Prepayments for property acquisition	-	1,204,094
Intangible assets, net	4,293,813	4,746,552
Long-term investments	3,085,247	582,080
Operating lease right-of-use assets	100,099	449,124
Deferred tax assets	602,806	254,553
TOTAL NON-CURRENT ASSETS	11,479,238	7,405,352

TOTAL ASSETS	39,736,843	26,967,708

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	33,697	2,814,662
Deferred revenue	250,309	583,520
Income taxes payable	4,706,972	1,866,274
Operating lease liabilities, current	63,301	263,796
Accrued expenses and other current liabilities	529,184	1,338,073
TOTAL CURRENT LIABILITIES	5,583,463	6,866,325

NON-CURRENT LIABILITIES
Operating lease liabilities, non-current	3,196	104,785
TOTAL NON-CURRENT LIABILITIES	3,196	104,785

TOTAL LIABILITES	5,586,659	6,971,110

EQUITY
Ordinary shares, 500,000,000 shares authorized; $0.0001 par value, 16,800,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively *	1,680	1,680
Additional paid-in capital	4,462,177	4,342,181
Statutory reserves	2,473,797	1,636,414
Retained earnings	25,663,240	14,413,096
Accumulated other comprehensive income (loss)	1,438,140	(599,786)
Total shareholders’ equity attributable to controlling shareholders	34,039,034	19,793,585
Non-controlling interests	111,150	203,013
TOTAL EQUITY	34,150,184	19,996,598

TOTAL LIABILITIES AND EQUITY	$39,736,843	$26,967,708

*	Retrospectively restated for effect of stock reverse splits, see Note 15 for additional information.

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL INTERNET OF PEOPLE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the years ended December 31,
	2020	2019	2018

REVENUE, NET	$23,181,084	$17,925,476	$13,538,999

COSTS AND OPERATING EXPENSES
Service costs	2,087,425	2,109,649	1,142,596
Cost of goods sold	892,791	-	-
Selling expenses	906,456	1,350,894	1,282,677
General and administrative expenses	3,897,040	2,897,079	1,749,209
Research and development expenses	671,312	795,540	665,378
Total costs and operating expenses	8,455,024	7,153,162	4,839,860

PROFIT FROM OPERATIONS	14,726,060	10,772,314	8,699,139

OTHER INCOME (EXPENSES)
Investment losses	(1,087)	(23,799)	(20,194)
Interest income	214,460	212,285	142,612
Other income (expenses), net	72,837	9,069	(10,619)
Total other income	286,210	197,555	111,799

PROFIT BEFORE INCOME TAXES	15,012,270	10,969,869	8,810,938

Income taxes provision	3,054,983	1,589,101	1,158,465

NET INCOME	11,957,287	9,380,768	7,652,473
Less: net (loss) income attributable to non-controlling interests	(130,240)	(365,617)	175,407
NET INCOME ATTRIBUTABLE TO CONTROLLING SHAREHOLDERS	$12,087,527	$9,746,385	7,477,066

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	2,076,303	(283,074)	(434,264)
TOTAL COMPREHENSIVE INCOME	14,033,590	9,097,694	7,218,209
Less: comprehensive (loss) income attributable to non-controlling interest	(91,862)	(366,392)	160,414
COMPREHENSIVE INCOME ATTRIBUTABLE TO CONTROLLING SHAREHOLDERS	$14,125,452	$9,464,086	7,057,795

EARNINGS PER SHARE
Basic and diluted	$0.72	$0.58	$0.45

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic and diluted *	16,800,000	16,800,000	16,800,000

*	Retrospectively restated for effect of stock reverse splits, see Note 15 for additional information.

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL INTERNET OF PEOPLE, INC.

CONSOLIDATION STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares		Additional paid-in	Statutory	Retained earnings (Accumulated	Accumulated other comprehensive	Total equity attributable to controlling	Non-controlling	Total
	Shares*	Amount	Capital	reserves	deficit)	income (loss)	shareholders	interests	equity
Balance at December 31, 2017	16,800,000	$1,680	$4,128,663	$3,129	$(1,177,070)	$101,784	$3,058,186	$43,734	$3,101,920
Capital contributions from shareholders	-	-	213,518	-	-	-	213,518	127,129	340,647
Net income	-	-	-	-	7,477,066	-	7,477,066	175,407	7,652,473
Statutory reserves	-	-	-	630,118	(630,118)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(419,271)	(419,271)	(14,993)	(434,264)
Balance at December 31, 2018	16,800,000	$1,680	$4,342,181	$633,247	$5,669,878	$(317,487)	$10,329,499	$331,277	$10,660,776
Capital contributions from shareholders	-	-	-	-	-	-	-	238,128	238,128
Net income	-	-	-	-	9,746,385	-	9,746,385	(365,617)	9,380,768
Statutory reserves	-	-	-	1,003,167	(1,003,167)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(282,299)	(282,299)	(775)	(283,074)
Balance at December 31, 2019	16,800,000	$1,680	$4,342,181	$1,636,414	$14,413,096	$(599,786)	$19,793,585	$203,013	$19,996,598
Capital contributions from shareholders	-	-	119,996	-	-	-	119,996	-	119,996
Net income	-	-	-	-	12,087,527	-	12,087,527	(130,240)	11,957,287
Statutory reserves	-	-	-	837,383	(837,383)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	2,037,926	2,037,926	38,377	2,076,303
Balance at December 31, 2020	16,800,000	$1,680	$4,462,177	$2,473,797	$25,663,240	$1,438,140	$34,039,034	$111,150	$34,150,184

*	Retrospectively restated for effect of stock reverse splits, see Note 15 for additional information.

The accompanying notes are an integral part of these consolidated financial statements

GLOBAL INTERNET OF PEOPLE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2020	2019	2018

Cash flows from operating activities
Net income	$11,957,287	$9,380,768	7,652,473
Adjusted to reconcile net income to cash provided by operating activities
Depreciation and amortization	865,426	167,876	20,882
Deferred tax (benefits) expenses	(312,780)	(201,638)	165,321
Investment losses	1,087	23,799	20,194
Bad debt expense	1,514,559	151,246	277
Amortization of right-of-use assets	359,551	328,289	-
Changes in operating assets and liabilities:
Accounts receivable, net	(8,385,804)	(7,392,412)	(614,666)
Due from related parties	(151,007)	708,988	(302,234)
Operating lease liabilities	(312,900)	(409,739)	-
Inventories	667,758	(823,817)	-
Prepaid expenses and other current assets	(447,421)	(1,051,597)	(139,545)
Accounts payable	(79,426)	73,465	25,947
Income taxes payable	2,565,098	1,233,231	674,036
Deferred revenue	(322,534)	(1,554,399)	(2,278,629)
Deferred revenue-related parties	-	-	(72,968)
Prepayment for leasehold improvement	(228,457)	-	-
Due to related parties	-	(67,862)	70,382
Accrued expenses and other current liabilities	(852,731)	669,873	542,423
Net cash provided by operating activities	6,837,706	1,236,071	5,763,893

Cash flows from investing activities
Purchase of property and equipment	(1,723,543)	(156,718)	(49,962)
Disposal of property and equipment	392	260	-
Prepayment for property acquisition	-	(1,204,094)	-
Purchase of intangible assets	(2,735,433)	(2,188,061)	-
Loans to third parties	-	(82,268)	-
Purchase of long-term investments	(1,678,514)	(184,098)	(11,334)
Purchase of short-term investments	-	-	(302,234)
Redemption of short-term investments	-	289,918	-
Net cash used in investing activities	(6,137,098)	(3,525,061)	(363,530)

Cash flows from financing activities
Proceeds from capital contributions by controlling shareholders	119,996	-	213,518
Proceeds from capital contributions by non-controlling shareholders	-	238,128	127,129
Net cash provided by financing activities	119,996	238,128	340,647

Effect of foreign exchange rate on cash and cash equivalents	706,302	(168,316)	(513,164)
Net increase (decrease) in cash and cash equivalents	1,526,906	(2,219,178)	5,227,846
Cash and cash equivalents, beginning of year	9,439,106	11,658,284	6,430,438
Cash and cash equivalents, end of year	$10,966,012	$9,439,106	$11,658,284
Supplemental disclosure of cash flow information
Cash paid for income tax	$638,180	$557,538	$312,698
Supplemental non cash transactions
Operating lease right-of-use assets obtained in exchange of operating lease liabilities	$64,402	$302,416	$-
Inventories obtained in exchange for accounts receivable	$-	$2,500,481	$-
Inventories obtained in exchange for deferred revenue	$30,851	$-	$-
Long term investment obtained in exchange for accounts receivable	$652,401	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL INTERNET OF PEOPLE, INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Global Internet of People, Inc. (“GIOP”) is a limited liability company established under the laws of the Cayman Islands on February 22, 2019. It is a holding company with no business operation.

On March 22, 2019, GIOP incorporated Global Mentor Board Information Technology Limited (“GMB HK”), a limited liability company formed in accordance with laws and regulations of Hong Kong. GMB HK is currently not engaging in any active business and merely acting as a holding company of Beijing Mentor Board Union Information Technology Co, Ltd. (“GIOP BJ” or “WFOE”). GIOP BJ or WFOE was incorporated by GMB HK as a Foreign Enterprise in China on June 3, 2019.

Global Mentor Board (Beijing) Information Technology Co., Ltd. (“SDH”) is a limited liability company incorporated on December 5, 2014 under the laws of China. In 2017 and 2018, SDH established several subsidiaries in China, including Global Mentor Board (Hangzhou) Technology Co., Ltd. (“GMB (Hangzhou)”), Global Mentor Board (Shanghai) Enterprise Management Consulting Co., Ltd. (“GMB Consulting”), Linking (Shanghai) Network Technology Co., Ltd. (“GMB Linking”), Shanghai Voice of Seedling Cultural Media Co., Ltd. (“GMB Culture”), which has a majority owned subsidiary Mentor Board Voice of Seedling(Shanghai) Cultural Technology Co., Ltd. (“GMB Technology”), Shidong (Beijing) Information Technology Co., Ltd. (“GMB (Beijing)”) and its majority owned subsidiary Zibo Shidong Digital Technology Co., Ltd. (“GMB Zibo”). SDH and its subsidiaries are primarily engaged in providing peer-to-peer knowledge sharing and enterprise services to clients in the PRC.

As described below, GIOP, through a restructuring which is accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent entity of its subsidiaries and its variable interest entity (“VIE”), SDH. Accordingly, GIOP consolidates SDH’s operations, assets and liabilities. GIOP, its subsidiaries, VIE and VIE’s subsidiaries, are collectively hereinafter referred as the “Company”.

Reorganization

In anticipation of an initial public offering (“IPO”) of its equity securities, GIOP undertook the following Reorganization:

On June 10, 2019, GIOP BJ or WFOE entered into a series of contractual arrangements with the owners of SDH. These agreements include an Exclusive Technical and Consulting Service Agreement, an Exclusive Service Agreement, an Exclusive Option Agreement and Powers of Attorney (collectively “VIE Agreements”). Pursuant to the above VIE Agreements, WFOE has the exclusive right to provide SDH with comprehensive technical support, consulting services and other services in relation to the Principal Business during the term of this Agreement. All the above contractual arrangements obligate WFOE to absorb a majority of the risk of loss from business activities of SDH and entitle WFOE to receive a majority of their residual returns. In essence, WFOE has gained effective control over SDH. Therefore, SDH should be considered as a VIE under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”.

GIOP together with its wholly-owned subsidiary GMB HK and WFOE and its VIE and VIE’s subsidiaries were effectively controlled by the same shareholders before and after the reorganization and therefore the Reorganization is considered under common control. The consolidation of the Company has been accounted for at historical cost and prepared on the basis as if the Reorganization had become effective as of the beginning of the first period presented in the consolidated financial statements.

The consolidated financial statements reflect the activities of GIOP and each of the following entities:

Name	Date of Incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities

Wholly owned subsidiaries
Global Mentor Board Information Technology Limited (“GMB HK”)	March 22, 2019	HK	100%	Holding company of WFOE
Beijing Mentor Board Union Information Technology Co, Ltd. (“GIOP BJ” or “WFOE”)	June 3, 2019.	PRC	100%	Holding company
Variable Interest Entity (“VIE”) and subsidiaries of VIE
Global Mentor Board (Beijing) Information Technology Co., Ltd. (“SDH” or “VIE”)	December 5, 2014	PRC	VIE	peer-to-peer knowledge sharing and enterprise service platform provider
Global Mentor Board (Hangzhou) Technology Co., Ltd. (“GMB (Hangzhou)”)	November 1, 2017	PRC	100%	Consulting, training and tailored services provider
Global Mentor Board (Shanghai) Enterprise Management Consulting Co., Ltd. (“GMB Consulting”)	June 30, 2017	PRC	51%	Consulting services provider
Linking (Shanghai) Network Technology Co., Ltd. (“Linking”)	December 29, 2017	PRC	51%	network technology development services and technical consulting services provider
Shanghai Voice of Seedling Cultural Media Co., Ltd. (“GMB Culture”)	June 22, 2017	PRC	51%	cultural and artistic exchanges and planning, conference services provider
Shidong(Beijing)Information Technology Co., LTD. (“GMB (Beijing)”)	June 19, 2018	PRC	51%	information technology services provider
Mentor Board Voice of Seeding (Shanghai) Cultural Technology Co., Ltd. (“GMB Technology”)	August 29, 2018	PRC	51%	Technical services provider
Shidong Zibo Digital Technology Co., Ltd. (“GMB Zibo”)	October 16, 2020	PRC	100%	Technical services provider

The VIE contractual arrangements

Neither the Company nor the Company’s subsidiaries own any equity interest in SDH. Instead, The Company controls and receives the economic benefits of SDH’s business operation through a series of contractual arrangements. WFOE, SDH and its shareholders entered into a series of contractual arrangements, also known as VIE Agreements, in June 2019. The VIE agreements are designed to provide WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of SDH, including absolute control rights and the rights to the assets, property and revenue of SDH.

Each of the VIE Agreements is described in detail below:

Exclusive Technical and Consulting Services Agreement

Pursuant to the Exclusive Technical and Consulting Services Agreement between SDH and WFOE (the “Exclusive Service Agreement”), WFOE provides SDH with technical support, consulting services, business support and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. For services rendered to SDH by WFOE under the Exclusive Service Agreement, WFOE is entitled to collect a service fee approximately equal to SDH’s earnings before corporate income tax, i.e., SDH’s revenue after deduction of operating costs, expenses and other taxes, subject to adjustment based on services rendered and SDH’s operation needs.

This agreement became effective on June 10, 2019 and will remain effective unless otherwise terminated as required by laws or regulations, or by relevant governmental or regulatory authorities otherwise terminated earlier in accordance with the provisions of this agreement or relevant agreements separately executed between the parties. Nevertheless, this agreement shall be terminated after all the equity interest in SDH held by its shareholders and/or all the assets of SDH have been legally transferred to WFOE and/or its designee in accordance with the Exclusive Option Agreement.

The CEO of WFOE, Mr. Haiping Hu, is currently managing SDH pursuant to the terms of the Exclusive Service Agreement. The Exclusive Service Agreement does not prohibit related party transactions. The Company’s audit committee will review and approve in advance any future related party transactions, including transactions involving WFOE or SDH.

Equity Pledge Agreement

Under the Equity Pledge Agreement between WFOE, and shareholders of SDH, together holding 100% of the shares of SDH (“SDH Shareholders”), the SDH Shareholders pledged all of their equity interests in SDH to WFOE to guarantee the performance of SDH’s obligations under the Exclusive Service Agreement. Under the terms of the Equity Pledge Agreement, in the event that SDH or the SDH Shareholders breach their respective contractual obligations under the Exclusive Service Agreement, WFOE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The SDH Shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, WFOE is entitled to dispose of the pledged equity interests in accordance with applicable PRC laws. The SDH Shareholders further agreed not to dispose of the pledged equity interests or take any actions that would prejudice WFOE’s interests without the prior written consent of WFOE.

The Equity Pledge Agreement is effective until: (1) the secured debt in the scope of pledge is cleared off; and (2) Pledgers transfer all the pledged equity interests to Pledgees according to the Equity Pledge Agreement, or other entity or individual designated by it.

The purposes of the Equity Pledge Agreement are to (1) guarantee the performance of SDH’s obligations under the Exclusive Service Agreement; (2) make sure the SDH Shareholders do not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice WFOE’s interests without WFOE’s prior written consent. In the event SDH breaches its contractual obligations under the Exclusive Service Agreement, WFOE will be entitled to dispose of the pledged equity interests.

Exclusive Option Agreement

Under the Exclusive Option Agreement, the SDH Shareholders irrevocably granted WFOE (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in SDH or the assets of SDH. The option price to be paid by WFOE to each shareholder of SDH is RMB10 (approximately US$1.45) or the minimum amount to the extent permitted under PRC law at the time when such transfer occurs.

Under the Exclusive Option Agreement, WFOE may at any time under any circumstances, purchase, or have its designee purchase, at its discretion, to the extent permitted under PRC law, all or part of the SDH Shareholders’ equity interests in SDH or the assets of SDH. The Equity Pledge Agreement, together with the Equity Pledge Agreement, the Exclusive Service Agreement, and Powers of Attorney, enable WFOE to exercise effective control over SDH.

The Exclusive Option Agreement remains effective until all the equity or assets of SDH is legally transferred under the name of WFOE and/or other entity or individual designated by it, or unilaterally terminated by WFOE within 30-day prior written notice.

Powers of Attorney

Under each of the Powers of Attorney, the SDH Shareholders authorized WFOE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including, but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association, including, but not limited to, the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer, and other senior management members of SDH.

The Powers of Attorney are irrevocable and continuously valid from the date of execution of the Powers of Attorney, so long as the SDH Shareholders own the equity interests of SDH.

Spousal Consent

Pursuant to the Spousal Consent, each spouse of the individual shareholders of SDH irrevocably agreed that the equity interest in SDH held by their respective spouses would be disposed of pursuant to the Equity Interest Pledge Agreement, the Exclusive Option Agreement, and the Powers of Attorney. Each spouse of the shareholders agreed not to assert any rights over the equity interest in SDH held by their respective spouses. In addition, in the event that any spouse obtains any equity interest in SDH through the respective shareholder for any reason, he or she agreed to be bound by the contractual arrangements.

Risks in relation to the VIE structure

GIOP believes that the contractual arrangements with its VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the GIOP’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance.

GIOP’s ability to conduct its wisdom sharing and enterprise consulting business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, GIOP may not be able to consolidate its VIE in its consolidated financial statements as it may lose the ability to exert effective control over the VIE and their respective shareholders and it may lose the ability to receive economic benefits from the VIE. GIOP, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and VIE.

Total assets and liabilities presented on the Company’s consolidated balance sheets and revenue, expense, net income presented on consolidated statement of operations and comprehensive income as well as the cash flow from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operation and cash flow of the GIOP’s VIE and VIE’s subsidiaries. GIOP has not provided any financial support to SDH for the years ended December 31, 2020 and 2019. The following financial statements of the VIE and VIE’s subsidiaries were included in the consolidated financial statements as of December 31, 2020 and 2019 and for the year ended December 31, 2020 and 2019:

	As of December 31,
	2020	2019

Cash and cash equivalents	$10,876,365	$9,417,214
Accounts receivable, net	12,218,473	5,279,266
Inventories	2,706,896	3,287,272
Due from related parties	167,562	-
Prepaid expenses and other current assets	2,148,563	1,593,796
Total current assets	28,117,859	19,577,548

Property and equipment, net	3,397,273	168,949
Prepayments for property	-	1,204,094
Intangible assets, net	4,293,813	4,746,552
Long-term investments	3,085,247	582,080
Operating lease right-of-use assets	100,099	449,124
Deferred tax assets	602,806	254,553
Total non-current assets	11,479,238	7,405,352

Total assets	$39,597,097	$26,982,900

Accounts payable	33,697	2,814,662
Deferred revenue	250,309	583,520
Income taxes payable	4,706,972	1,866,274
Operating lease liabilities, current	63,301	263,796
Accrued expenses and other current liabilities	529,184	1,338,073
Total current liabilities	5,583,463	6,866,325

Operating lease liabilities, non-current	3,196	104,785
Non-current liabilities	3,196	104,785
Total liabilities	$5,586,659	$6,971,110

	For the years ended December, 31
	2020	2019

Total net revenue	$23,107,340	$17,925,476
Net income	$11,931,079	$9,396,130

	For the years ended December, 31
	2020	2019

Net cash provided by operating activities	$6,769,950	$1,213,794
Net cash used in investing activities	$(6,137,098)	$(3,525,061)
Net cash provided by financing activities	$119,996	$238,128

Under the Contractual Arrangements with the consolidated VIE, GIOP has the power to direct activities of the consolidated VIE and VIE’s subsidiaries through the WFOE, and can have assets transferred freely out of the consolidated VIE and VIE’ subsidiaries without restrictions. Therefore, the Company considers that there is no asset of the consolidated VIE and VIE’ subsidiaries that can only be used to settle obligations of the respective VIE and VIE’ subsidiaries except for registered capital of VIE and VIE’ subsidiaries amounting to $4,463,857 and $4,343,861 as of December 31, 2020 and 2019, respectively, as well as statutory reserves amounting to $2,473,797 and $1,636,414, as of December 31, 2020 and 2019, respectively. Since the consolidated VIE and VIE’ subsidiaries are incorporated as limited liability companies under the PRC Law, the creditors of the consolidated VIE and VIE’ subsidiaries do not have recourse to the general credit of GIOP.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIE and VIE’s subsidiaries for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All transactions and balances between the Company, its subsidiaries, VIE and VIE’s subsidiaries have been eliminated upon consolidation.

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, VIE and VIE’ s subsidiaries, non-controlling interests represent a minority shareholder’s 49% ownership interest in GMB (Beijing), GMB Culture, which has a subsidiary called GMB Technology, GMB Consulting, GMB Linking and GMB Zibo as of December 31, 2020 and 2019.

Non-controlling interests are presented as a separate line item in the equity section of the Company’s Consolidated Balance Sheets and have been separately disclosed in the Company’s Consolidated Statements of Operations and Comprehensive Income to distinguish the interests from that of the Company.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances.  Significant estimates required to be made by management, include, but are not limited to, the assessment of the allowance for doubtful accounts, depreciable lives of property and equipment, and realization of deferred tax assets. Actual results could differ from those estimates.

Foreign currency translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Company’s consolidated financial statements are reported using the U.S. Dollars (“US$” or “$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s Consolidated Statements of Operations and Comprehensive Income.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements:

	December 31, 2020	December 31, 2019	December 31, 2018
Year-end spot rate	US$1= RMB 6.5249	US$1= RMB 6.9762	US$1= RMB 6.8632
Average rate	US$1= RMB 6.8976	US$1= RMB 6.8985	US$1= RMB 6.6174

Fair value measurements

The Company follows the provisions of ASC 820, Fair Value Measurements and Disclosures. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2 - Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 - Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheets for cash, accounts receivable, due from related parties, short-term investments, prepaid expenses and other current assets, deferred revenue, income taxes payable, accounts payable, due to related parties, accrued expenses and other current liabilities approximate their fair value based on the short-term maturity of these instruments. The Company reports short-term investments at fair value and discloses the fair value of these investments based on level 2. The update does not have a significant impact on the Company’s consolidated Financial Statements.

The Company’s non-financial assets, such as property and equipment would be measured at fair value only if they were determined to be impaired.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and demand deposits in accounts maintained with commercial banks, as well as highly liquid investments which are unrestricted as to withdrawal or use and are readily convertible to known amounts of cash. The interest incomes of highly liquid investments are reported in the Company’s Consolidated Statements of Operations and Comprehensive Income. The Company maintains the bank accounts in Mainland China and Hong Kong. Cash balances in bank accounts in Mainland China and Hong Kong are not insured by the Federal Deposit Insurance Corporation or other programs.

Accounts receivable, net

Accounts receivable mainly represent amounts due from clients in the ordinary course of business and are recorded net of allowance for doubtful accounts.

The Company mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on management’s assessment of historical bad debts, creditworthiness and financial conditions of the clients, current economic trends and changes in client payment patterns. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted and the potential for recovery is considered remote. The allowance was $1,808,889, $194,375 and $43,129 as of December 31, 2020,2019 and 2018, respectively. The increase in the allowance was due to the extended credit terms to our enterprise customers who suffered financial setbacks due to the COVID-19 in 2020, and as a result, receivable aging between 7-12 months significantly increased. The Company expects to tighten credit terms to customers as the economy recovers from the COVID-19 and the bad debt allowance to be reduced going forward.

Inventories

The inventories as of December 31, 2020 consisted of health service gift cards, learning course gift cards, Chinese tea, latex pillows and health care products, all of which are products available for sale, and are stated at the lower of cost and net realizable value.

Part of the Company’s inventories are obtained through fee exchange arrangements with its customers, which are entered into at the Company’s discretion to receive inventory in exchange of collection of account receivables and deferred revenue due from the customers. The Company accounts for these nonmonetary exchanges based on the fair values of the assets involved. The cost of inventories acquired in exchange is initially measured at the fair value of the accounts receivable the Company surrendered to obtain them.

A valuation allowance is recorded to write down the cost of inventories to the estimated net realizable value, if lower, due to slow-moving or damaged products, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Net realizable value is determined by the estimated selling prices offset by estimated additional cost of sale, selling expenses and business taxes. There was no valuation allowance provided for the inventory for the years ended December 31, 2020, 2019 and 2018.

Lease

On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) 2016-02 (FASB ASC Topic 842). The adoption of Topic 842 resulted in the presentation of operating lease right-of-use assets and operating lease liabilities on the consolidated balance sheet. See Note 10 for additional information.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

Operating lease right-of-use of assets

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Operating lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Company incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Company is reasonably certain to exercise.

Lease liability is measured at amortized cost using the effective interest rate method. It is remeasured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Company assessment of option purchases, contract extensions or termination options.

Short-term leases and leases of low value assets

The Company has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low value assets. Lease payments associated with these leases are expensed as incurred.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is provided using the straight-line method over their expected useful lives, as follows:

Building	30 years
Electronic equipment	3 years
Furniture, fixtures and equipment	3 years
Vehicle	3 years
Leasehold improvements	The shorter of useful life and lease term

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of Operation and Comprehensive Income in other income or expenses.

Intangible assets, net

The Company’s intangible assets represent the copyright of course videos purchased from a third party, including but not limited to course videos which cover subjects such as entrepreneurship development, financial service, corporate governance, team management, marketing strategy, etc. Intangible assets are stated at cost less accumulated amortization and amortized on a straight-line basis over their estimated useful lives. The estimated useful lives of intangible assets are determined to be 5 to 10 years in accordance with the period the Company estimates to generate economic benefits from such copyright.

Long-term investments

Equity method investments in investees represents the Company’s investments in privately held companies, over which it has significant influence but does not own a majority equity interest or otherwise control. The Company applies the equity method to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 “Investment — Equity Method and Joint Ventures”.

An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Company considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated income statements and its share of post-acquisition movements in accumulated other comprehensive income is recognized in shareholders’ equity. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee. Investment loss of $1,087, $23,799 and $20,194 were recorded in the Company’s Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2020, 2019 and 2018, respectively.

For other equity investments that do not have readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock, the Company accounts for these investments at cost minus any impairment, if necessary.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value; the financial condition, operating performance and the prospects of the equity investee. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value. No impairment charges were recorded in investment losses in the Company’s Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2020, 2019 and 2018.

Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairments of long-lived assets were recognized as of December 31, 2020 and 2019 and 2018.

Revenue recognition

The Company recognizes revenue under Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

The Company mainly offers and generates revenue from four kinds of services to its clients in China, member services, enterprise services, online services and other services. Enterprise services include comprehensive tailored services, sponsorship advertising services, and consulting services.

Revenue recognition policies for each type of the Company’s services are discussed as follows:

Member services

The Company offers three tiers of member services, Platinum, Diamond and Protégé, which differ in membership fees as well as the level of the services provided. Members pay a fixed fee for exchange of the right to participate in organized activities offered by the Company, such as study tours and forums, typically within one-year membership period. Any non-participating activities will expire and not be refunded beyond the agreed-upon period. Each member is entitled to choose from same activities offered by the Company for a total of seven times but different level of membership will receive different level of privileges at each activity, such as seating arrangement or private consultation opportunity etc. The activities for Platinum Members are also open to non-members, who pay a pre-set fee for participating in a single activity, while the Company does not offer Diamond and Protégé services to non-members separately.

Each activity represents a separate performance obligation, which is typically 5 days or less. The Company uses an expected cost plus margin approach to estimate the standalone selling prices of each activity. As Members can benefit from each activity on their own in the same way and there is no material difference in the Company’s delivering costs, such as number of staffs involved and size of each activity. Therefore, membership fees are equally allocated to seven performance obligations when the Company determines transaction price of each performance obligation.

The Company recognizes membership fees as revenue upon completion of each activity as the duration of each activity is short. Membership fees from non-participating activity will be recognized when the agreed-upon period has expired. Membership fees collected in advance are recorded as deferred revenue on the consolidated balance sheets.

Enterprise services

The Company charges its clients service fees for providing enterprise services, which mainly include comprehensive tailored services, sponsorship advertising services and consulting services.

Comprehensive tailored services

The comprehensive tailored services provide tailored packaged services to small and medium business, including conference and salon organization, booth exhibition services, on-site Mentors’ guidance, and other value-added services. The Company typically signs one-year framework agreements and a tailored services contract with the clients, which list the types of tailored services as ordered by the clients to fit their specific needs. Each tailored service is a separate performance obligation under ASC 606, as these performance obligations are distinct, the clients can benefit from each service on their own and the Company’s promises to deliver the services are separately identifiable from each other in the services contract. The performance of each tailored service is usually on a specific date designated by the clients.

The Company establishes a uniform list for the unit price of each type of tailored services with reference to quoted market prices. If no quoted market price is available, the price will be estimated by using an expected cost plus a margin approach.

The Company recognizes the price for each tailored service as revenue when the service has been provided on a specific date designated and the receipt of each tailored services is confirmed by the clients. If a client does not request certain items of the tailored services included in the services contract during the agreed-upon period, the Company will not refund the service fees and the revenue will be recognized upon expiration of service contracts. The tailored services fees collected before providing services are recorded as deferred revenue on the consolidated balance sheets.

Sponsorship advertising service

The Company provides sponsorship advertising service for its clients at certain activities it held, i.e. study tours and forums. The sponsorship advertising services are mainly to display banners with the clients’ information and distribute clients’ brochures through the activities, so that the clients can enhance their corporate and product image.

The fee the Company charges for sponsorship advertising service is depending on multiple specific factors, including number of event participants, location, public interest, etc. The Company considers all factors and determines pricing for each contract separately. The sponsorship advertising fees are recognized as revenue when services have been provided on a specific date designated and receipt of sponsorship advertising services are confirmed by clients. Sponsorship advertising fees collected before providing services are recorded as deferred revenue on the consolidated balance sheets.

Consulting services

The Company provides consulting services to small and medium-sized enterprises by helping them to develop strategies and solutions including: corporate reorganization, product promotion and marketing, industry supply chain integration, corporate governance, financing and capital structure, etc. The consulting services are tailored to meet each client’s specific needs and requirements.

Consulting fees are based on the specifics of the services provided, for instance, time and efforts required, etc. The Company considers comprehensive factors and determines prices with reference to quoted market prices. If no quoted market price is available, price will be estimated by using an expected cost plus a margin approach.

Consulting fees are recognized as revenue when services have been provided and receipt of consulting services is confirmed by clients as the duration of services is short, typically one month or less. Consulting fees collected before providing any service are presented as deferred revenue on the consolidated balance sheets.

Online services

The Company provides two types of online services to the Company’s APP Users, which are questions and answers (Q&A) session with chosen Mentors and online streaming of courses and programs. Top-up credits are paid by Users through the Company’s APP platform, using which Users can purchase the online services.

Users can raise questions to chosen Mentors or Experts with a fixed fee per Q&A session preset by Mentors or Experts. The Q&A session is usually provided by chosen Mentors or Experts within a course of a 72-hour period. The Company charges 30% of the Q&A fees as a facilitator of online services. The Q&A fees are allocated to the Company and chosen Mentors or Experts automatically by the APP on a 30%/70% split upon completion of Q&A sessions. The Company recognizes this online service fees as revenue at completion of Q&A sessions on a net basis, i.e., in the amount of 30% of allocated Q&A fees, as the Company merely provides a platform for its Users and is not the primary obligor of the Q&A session, neither has risks and rewards as principal.

Prior to 2019, most of our online content were free for our User to enjoy because we mainly focused on growing our online knowledge sharing community. In November 2019, we started to implement a new fee structure for our online content, which grants Users the access to view various online courses and programs. Users can subscribe an annual VIP at a rate of RMB299. The VIP grants Users the access right to the Company’s VIP courses and programs over the subscription period. The Company recognizes the VIP annual subscription fees as revenue on a straight-line basis over VIP subscription period. Users can also purchase a-lar-cart courses and programs at a rate from RMB 9.9 to 299 per course or program by top-up credits through the Company’s APP platform. The payment for a-lar-cart course and program is not refundable. After the payment is collected by the Company, the Users obtain unlimited access to the courses and programs they purchased for without limitation. The Company recognizes the fees a-lar-cart courses and programs as revenue at the point of time that Users obtain the access to the courses and programs.

Other revenues

Other revenues are mainly generated from rendering of other services and sale of merchandises.

The Company sells merchandises and recognizes the revenue at the amount to which it expects to be entitled on a gross basis at the point of time when clients obtain the control of the merchandises.

Other services fees are mainly derived from non-member participation of study tours and forums at the service level of Platinum Members. The Company charges non-members a fixed fee for each Member activity and the price for non-members is determined based on our allocated Member pricing for each activity. Fees are usually collected on site at the date of each activity and revenues are recognized at the completion of such activity.

Service costs

Service costs primarily include (1) the cost of holding activity, such as venue rental fees, conference equipment fees, (2) professional and consulting fees paid to third parties for our activity; (3) the fees paid to Mentors and Experts; and (4) labor costs. Service costs were $2,087,425, $2,109,649 and $1,142,596 for the years ended December 31, 2020, 2019 and 2018, respectively.

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company believes there were no uncertain tax positions at December 31, 2020 and 2019, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of December 31, 2020 and 2019, there were no dilutive shares.

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive loss. Other comprehensive loss refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive loss consists of foreign currency translation adjustment resulting from the Company translating its financial statements from functional currency into reporting currency.

Significant risks

Currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other Company foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The Company maintains certain bank accounts in the PRC. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit, which is RMB 500,000 for one bank. However, the Company believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in the PRC and the Company believes that those Chinese banks that hold the Company’s cash and cash equivalents and short-term investments are financially sound based on public available information.

Other than the deposit insurance mechanism in the PRC mentioned above, the Company’s bank accounts are not insured by Federal Deposit Insurance Corporation insurance or other insurance.

Concentration and credit risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and short-term investments. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash and short-term investments with financial institutions located in jurisdictions where the subsidiaries are located. The Company believes that no significant credit risk exists as these financial institutions have high credit quality.

The Company’s credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by group of counterparties that share similar attributes. There was no revenue from clients which individually represented greater than 10% of the total revenues for the year ended December 31, 2020, 2019 and 2018, respectively. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, The Company generally requires advanced payment before delivery of the services but may extend unsecured credit to its clients in the ordinary course of business. Credit limits are established and exposure is monitored in light of changing counterparty and market conditions. The Company did not have any material concentrations of credit risk outside the ordinary course of business as of December 31, 2020 and 2019.

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage our interest risk exposure.

Other uncertainty risk

The Company’s major operations are conducted in the PRC. Accordingly, the political, economic, and legal environments in the PRC, as well as the general state of the PRC’s economy may influence the Company’s business, financial condition, and results of operations.

The Company’s major operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic, and legal environment. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, and rates and methods of taxation, among other things. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

Recently issued accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Company will adopt ASU 2016-13 from October 1, 2023. The Company is in the process of evaluating the effect of the adoption of this ASU.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31,
	2020	2019

Accounts receivable	$14,027,362	$5,473,641
Less: allowance for doubtful accounts	(1,808,889)	(194,375)
Accounts receivable, net	$12,218,473	$5,279,266

The movement of allowance of doubtful accounts is as follows:

	As of December 31,
	2020	2019	2018

Balance at beginning of the year	$(194,375)	$(43,129)	$(42,852)
Current year addition	(1,614,514)	(151,246)	(277)
Balance at end of the year	$(1,808,889)	$(194,375)	$(43,129)

NOTE 4 – INVENTORIES, NET

Other than cash purchase, a portion of the Company’s inventories are obtained through fee exchange arrangements with its customers, which are entered into at the Company’s discretion to receive inventory in exchange for collection of accounts receivable due from the customers. These inventories are all commodities available for sale.

Inventories as of December 31, 2020 and 2019 consist of the following:

	As of December 31,
	2020	2019

Healthcare service gift cards	$1,094,101	$1,146,756
Chinese tea	702,051	798,069
Learning course gift cards	444,451	716,723
Latex pillows	137,119	380,561
Healthcare products	216,733	220,819
Others	112,441	24,344
Total	$2,706,896	$3,287,272

No inventory valuation allowance was recorded for the fiscal years ended December 31, 2020, 2019 and 2018.

NOTE 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

		As of December 31,
		2020	2019

Prepaid expenses	(1)	$1,324,676	$159,569
Deferred offering cost		553,227	365,089
Other receivables		265,653	418,364
Interest receivable		128,388	297,191
Deposits for operating lease		40,384	44,587
Prepaid VAT		19,099	320,739
Loans to third parties		15,326	82,268
Subtotal		2,346,753	1,687,807
Less: allowance for other receivables		(153,259)	(143,345)
Prepaid expenses and other current assets		$2,193,494	$1,544,462

(1)	Prepaid expenses as of December 31, 2020 mainly consisted of prepaid service fee paid by GMB Zibo which amounted to $760,548, and R&D prepayment paid by GMB IT which amounted to $379,354.

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment, stated at cost less accumulated depreciation, consisted of the following:

	As of December 31,
	2020	2019

Building	$2,991,492	$-
Vehicles	103,836	97,119
Electronic equipment	93,020	85,612
Furniture, fixtures and equipment	71,517	65,823
Leasehold improvements	30,652	-
Construction in progress	319,735	-
Subtotal	3,610,252	248,554
Less: Accumulated depreciation	212,979	79,605
Property and equipment, net	$3,397,273	$168,949

Depreciation expense was $126,589, $46,124 and $20,882 for the fiscal years ended December 31, 2020, 2019 and 2018, respectively. Construction in progress represented the undergoing decoration project for the Company’s new offices in Beijing and Zibo. The construction has been completed and transferred into leasehold improvements in March 2021 and April 2021.

NOTE 7 – INTANGIBLE ASSETS, NET

Intangible assets, stated at cost less accumulated amortization, consisted of the following:

	As of December 31,
	2020	2019

Copyrights of course videos	$5,205,025	$4,868,304
Less: accumulated amortization	911,212	121,752
Intangible assets, net	$4,293,813	$4,746,552

For the years ended December 31, 2020, 2019 and 2018, amortization expense amounted to $738,837, $121,752 and nil, respectively. The following is a schedule of future amortization of intangible asset as of December 31, 2020:

2021	781,039
2022	781,039
2023	781,039
Thereafter	1,950,696
Total	$4,293,813

NOTE 8 – LONG-TERM INVESTMENTS

The Company’s long-term investments consist of the following:

	As of December 31,
	2020	2019

Equity method investments:
Shidong (Suzhou) Investment Co., Ltd. (“Suzhou Investment”)	$67,926	$78,941
Equity investments without readily determinable fair value:
Shenzhen Jiazhong Creative Capital LLP ("Jiazhong")	1,532,591	-
Hangzhou Zhongfei Aerospace Health Management Co., Ltd. ("Zhongfei")	459,774	-
Shanghai Zhongren Yinzhirun Investment Management Partnership (“Yinzhirun”)	306,518	286,689
Jiangxi Cheyi Tongcheng Car Networking Tech Co., Ltd.("Cheyi")	243,332	-
Chengdu Zhongfuze Management LLP(“Zhongfuze”)	76,630	71,672
Shanghai Outu Home Furnishings Co., Ltd. (“Outu”)	76,630	71,672
Zhejiang Qianshier Household Co., Ltd.("Qianshier")	76,630	-
Taizhoujia Menkou Auto Greengrocer’s Delivery Technology Co., Ltd. (“Taizhoujia”)	76,630	-
Zhejiang Yueteng Information Technology Co., Ltd. (“Yueteng”)	76,630	-
Shidong Funeng(Ruzhou) Industry Development Co., Ltd.( “Funeng”)	41,380	38,703
Dongguan Zhiduocheng Car Service Co., Ltd. (“Car Service”)	27,587	12,901
Beijing Yunshang E-commerce Co., Ltd. (“Yunshang E-commerce”)	22,989	21,502
Total	$3,085,247	$582,080

Equity method investments

Investment in Suzhou Investment

In December 2017, the Company acquired 17% of shareholding of Suzhou Investment with cash consideration of RMB 850,000. As Suzhou Investment’s director is the Company’s management and the Company can exercise significant influence on Suzhou Investment’s business operation, the Company therefore accounted for this investment under equity methods from December 2017 and share the profit or loss of Suzhou Investment accordingly. For the years ended December 31, 2020, 2019 and 2018, the Company recognized investment losses of $15,585, $24,014 and $20,194, respectively, according to its share of the post-acquisition losses of Suzhou Investment.

Equity investments without readily determinable fair value

Investment in Yinzhirun

In December 2016, the Company acquired 0.45% of shareholding of Yinzhirun with cash consideration of RMB 2,000,000. The Company does not have significant influence or control over Yinzhirun, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Yinzhirun at cost minus impairments and plus or minus observable changes in prices.

Investment in Yunshang E-commerce

In March 2017, the Company acquired 1.25% of shareholding interest of Yunshang E-commerce with cash consideration of RMB 150,000. The Company does not have significant influence or control over Yunshang E-commerce, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Yunshang E-commerce at cost minus impairments and plus or minus observable changes in prices.

Investment in Car Service

In November 2017, the Company acquired 1.5 % of shareholding interest of Car Service with cash consideration of RMB90,000. In May 2019, the shareholding interest the Company held was diluted to 0.98% after Car Service received capital from a new shareholder. The Company does not have significant influence or control over Car Service, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Car Service at cost minus impairments and plus or minus observable changes in prices.

Investment in Funeng

In August 2019, the Company subscribed capital with cash consideration of RMB 570,000 and acquired 19% of shareholding interest of Funeng. The Company does not have significant influence or control over Funeng, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Funeng at cost minus impairments and plus or minus observable changes in prices. The Company has paid RMB 270,000 as of December 31, 2020.

Investment in Zhongfuze

In September 2019, the Company acquired 11.11% of partnership share of Zhongfuze with cash consideration of RMB 500,000. The Company does not have significant influence or control over Zhongfuze, and the partnership share investment does not have readily determinable market value, and therefore accounted for the investment of Zhongfuze at cost minus impairments and plus or minus observable changes in prices. The Company has fully paid RMB 500,000 as of December 31, 2020.

Investment in Outu

In December 2019, the Company acquired 15% of shareholding interest of Outu with cash consideration of RMB3,000,000. The Company does not have significant influence or control over Outu, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Outu at cost minus impairments and plus or minus observable changes in prices. The Company has paid RMB 500,000 out of the RMB3,000,000 as of December 31, 2020.

Investment in Taizhoujia

In June 2020, the Company acquired 5% of shareholding interest of Taizhoujia through nonmonetary transactions with Taizhoujia, which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Taizhoujia of RMB 500,000. The Company accounts for these nonmonetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Taizhoujia, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Taizhoujia at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them.

Investment in Yueteng

In June 2020, the Company acquired 5% of shareholding interest of Yueteng through nonmonetary transactions with Yueteng, which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Yueteng of RMB 500,000. The Company accounts for these nonmonetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Yueteng, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Yueteng at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them.

Investment in Qianshier

In December 2020, the Company acquired 5% of shareholding interest of Qiansier through nonmonetary transactions with Qianshier, which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Qianshier of RMB 500,000. The Company accounts for these nonmonetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Qianshier, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Qianshier at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them.

Investment in Jiazhong

In December 2020, the Company acquired 33% of partnership share of Jiazhong as a limited partner with cash consideration of RMB 10,000,000. The Company does not have significant influence or control over Jiazhong, and the partnership share investment does not have readily determinable market value, and therefore accounted for the investment of Jiazhong at cost minus impairments and plus or minus observable changes in prices. The Company has fully paid RMB 10,000,000 as of December 31, 2020.

Investment in Zhongfei

In November 2020, the Company acquired 3% of shareholding interest of Zhongfei through nonmonetary transactions with , which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Zhongfei of RMB 3,000,000. The Company accounts for these nonmonetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Zhongfei, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Zhongfei at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them.

Investment in Cheyi

In November 2020, the Company acquired 0.5% of shareholding interest of Cheyi through nonmonetary transactions with , which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Cheyi of RMB 1,587,719. The Company accounts for these nonmonetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Cheyi, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Cheyi at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them.

NOTE 9 – LEASES

The Company’s VIE and VIE’s subsidiaries lease office space under non-cancelable operating lease agreements with expiration dates in 2021 or 2022. The lease terms may include options to extend or terminate the lease when it is reasonably certain the Company will exercise that option. Certain of the arrangements have free rent periods or escalating rent payment provisions. Leases with an initial term of twelve months or less are not recorded on the consolidated balance sheets. The Company recognizes rental expense on a straight-line basis over the lease term.

As of December 31, 2020, the Company’s operating leases had a weighted average remaining lease term of 1.35 years and a weighted average discount rate of 4.75%.

The components of lease expense for the years ended December 31, 2020 and 2019 were as follows:

	Statement of Income Location	For the year ended December 31, 2020	For the year ended December 31, 2019

Lease Costs
Operating lease expense	General and administrative expenses	$352,645	$379,355
Total lease expenses		$352,645	$379,355

Maturity of lease liabilities under the non-cancelable operating leases as of December 31, 2020 were as follows:

Operating

2021	$68,507
Total lease payments	68,507
Less: interest	2,010
Present value of lease liabilities	$66,497

NOTE 10 – ACCOUNTS PAYABLE

Components of accounts payable are as follows:

	As of December 31,
	2020	2019

Payable for purchase of intangible assets	$-	$2,704,614
Payable for service costs	33,697	110,048
Total	$33,697	$2,814,662

NOTE 11 – DEFERRED REVENUE

The details of deferred revenue are as follows:

	As of December 31,
	2020	2019

Advance from member services	$231,182	$579,935
Advance from enterprise services	19,127	3,585
Total	$250,309	$583,520

NOTE 12 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Components of accrued expenses and other current liabilities are as follows:

	As of December 31,
	2020	2019

VAT payable	$472,926	$866,121
Accrued payroll and welfare	25,927	78,409
Refundable deposits	-	289,556
Accrued expenses	-	24,259
Others	30,331	79,728
Total	$529,184	$1,338,073

NOTE 13 – TAXES

a. Value-Added Tax (“VAT”)

The Company is subject to VAT and related surcharges in China for providing member services and other in-depth services. The applicable VAT rate is 6% for general taxpayers and 3% for small-scale taxpayer. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of services provided (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). VAT liability is recorded in the line item of accrued expenses and other current liabilities on the consolidated balance sheets. Under the commercial practice of the PRC, the Company pays VAT based on tax invoices issued.

All of the tax returns of the Company have been and remain subject to examination by the PRC tax authorities for five years from the date of filing.

b. Income tax

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2019/2020 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, the Company’s HK subsidiary did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended December 31, 2020 and 2019, and accordingly no provision for Hong Kong profits tax has been made in these periods.

China

The Company’s subsidiaries are incorporated in the PRC, and are subject to the PRC Enterprise Income Tax Laws (“EIT Laws”) with the statutory income tax rate of 25% with the following exceptions.

In accordance with the implementation rules of EIT Laws, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. SDH obtained its HNTE certificate on October 25, 2017, and renewed in 2021. Therefore, SDH is eligible to enjoy a preferential tax rate of 15% from 2017 to 2023 to the extent it has taxable income under the EIT Law.

On January 17, 2019, the State Taxation Administration issues the notice on the scope of small-scale and low-profit corporate income tax preferential policies of the Ministry of Finance and the State Administration of Taxation, [2019] No. 13 for small-scale and low-profit enterprises whose annual taxable income is less than RMB1,000,000 (including RMB 1,000,000), approximately US$153,259, their income is reduced by 25% to the taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 5%. While the portion of annual taxable income exceeding RMB1,000,000, approximately US$144,959, but not more than RMB3,000,000, approximately US$459,777, which is essentially resulting in a favorable income tax rate of 10%. The qualifications of small-scale and low-profit enterprises were examined annually by the Tax Bureau. GMB Consulting was eligible to enjoy a preferential tax rate of 5% from 2018 to 2020.

The components of the income tax provision are as follows:

	For the years ended December 31,
	2020	2019	2018
Current
Cayman Islands	$-	$-	$-
BVI	-	-	-
Hong Kong	-	-	-
China	3,367,763	1,790,739	993,144
Deferred	-	-
Cayman Islands	-	-	-
BVI	-	-	-
Hong Kong	-	-	-
China	(312,780)	(201,638)	165,321
Total	$3,054,983	$1,589,101	$1,158,465

Reconciliation between the provision for income taxes computed by applying the PRC EIT rate of 25% to income before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2020	2019	2018

Profit before income taxes	$15,012,270	$10,985,232	8,810,938
PRC EIT rate	25%	25%	25%
Income taxes computed at statutory EIT rate	$3,753,068	$2,746,308	2,202,734
Reconciling items:
Effect of tax holiday and preferential tax rate(a)	(627,764)	(1,072,447)	(972,088)
Effect of non-deductible expense	5,202	4,738	2,674
Super deduction of qualified R&D expenditures	(75,523)	(89,498)	(74,855)
Income tax expense	$3,054,983	$1,589,101	1,158,465
Effective tax rate	20.35%	14.47%	13.15%

(a)	For years ended December 31, 2020, 2019 and 2018, the tax saving as the result of the preferential tax rate amounted to $627,764, $1,072,447 and $972,088, respectively, and per share effect of the preferential tax rate were $0.04, $0.06 and $0.06, respectively.

Deferred tax assets

According to PRC tax regulations, net operating losses can be carried forward to offset future operating income for five years. Significant components of deferred tax assets were as follows:

	As of December 31,
	2020	2019
Net operating loss carry forwards	$276,730	$184,458
Provision for doubtful debts	326,076	70,095
Deferred tax assets, gross	602,806	254,553
Less: Valuation allowance	-	-
Deferred tax assets, net	$602,806	$254,553

The Company has accumulated operating loss of approximately $1,106,920 and $746,141 as of December 31, 2020 and 2019 for income tax purposes available for offsetting against future taxable income. The accumulated operating loss were from several PRC subsidiaries of the Company. These subsidiaries are founded for one or two years thus in business start-up period. Management believes that the realization of the benefits from these losses is highly probable as they are developing well and will started to make profits in the near future. Accordingly, as of December 31, 2020 and 2019, no valuation allowance has been recorded. In making such determination, the Company considered factors including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry forwards, and (iii) tax planning strategies. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carry forward period are reduced.

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the fiscal years ended December 31, 2020 and 2019, the Company had no unrecognized tax benefits.

For the Company’s operating subsidiaries, the tax years ended December 31, 2016, through December 31, 2020 remain open for statutory examination by PRC tax authorities.

NOTE 14 – RELATED PARTY BALANCE AND TRANSACTIONS

The following is a list of related parties which the Company has transactions with:

(a)	Beijing Yihe Business Technology Co., Ltd. (“Yihe Beijing”), a 40% shareholder of GMB (Beijing).
(b)	Ningbo Zhuhai Investment Co., Ltd. (“Zhuhai Investment”), a company controlled by Mr. Haiping Hu.
(c)	Zhifang (Shanghai) Marketing Management Co., Ltd. (“Zhifang Marketing”), 49% shareholder of GMB Consulting.
(d)	Taiyuan Ruihaojia Enterprise Management Consulting Co., Ltd. (“Taiyuan Ruihaojia”), the Company’s director Mr. Xiaoli Chen owns 33% share.
(e)	Bally, Corp. (“Bally”), a company controlled by Mr. Haiping Hu.
(f)	GMB Wisdom Sharing Platform Co., Ltd. (“GMD Wisdom”), one of the shareholders of the Company
(g)	GMB Culture Communication Co., Ltd. (“Culture Communication”), one of the shareholders of the Company
(h)	GMB Resource Services Co., Ltd. (“GMB Resource”), one of the shareholders of the Company

a.	Due from related parties

As of December 31, 2020 and 2019, the balances of amount due from related parties were as follows:

		As of December 31,
		2020	2019
Due from related parties
Bally		$5,168	$12,250
Zhuhai Investment	(1)	155,378	-
Yihe Beijing	(2)	12,184	-
Total		$172,730	$12,250

(1) The balance as of December 31, 2020 represented the prepaid rental fee for 2021 to the related party.

(2)	The balance as of December 31, 2020 represented the consulting fees prepaid to the related party.

b.	Related party transactions

The Company rent office spaces from Zhuhai Investment. For the years ended December 31, 2020 and 2019, total rental fee to Zhuhai Investment were $96,695 and $75,009, respectively.

The Company provided member services and comprehensive tailored services to Zhifang Marketing. For the year ended December 31, 2020 and 2019, total revenue from Zhifang Marketing were $nil and $95,181, respectively.

The Company also purchased professional services from Zhifang Marketing, Taiyuan Ruihaojia and Yihe Beijing. For the year ended December 31, 2020 and 2019, service costs paid to Zhifang Marketing were $ $27,175 and $291,533, respectively, service costs paid to Taiyuan Ruihaojia were nil and $90,150, respectively and service costs paid to Yihe Beijing were $69,134 and nil, respectively.

NOTE 15 – SHAREHOLDERS’ EQUITY

Ordinary shares

GIOP was established under the laws of the Cayman Islands on February 22, 2019. The authorized number of Ordinary Shares was 500,000,000 with par value of $0.0001 per share. On February 22, 2019, GIOP issued 999,999 new shares to the controlling shareholders and one share to Osiris International Cayman Limited at par $0.0001 per share. On August 8, 2019, GIOP issued an aggregate of 27,000,000 ordinary shares at a price of US$0.0001 per share with total consideration of US$2,800, pro-rata to the shareholders of GIOP as of such date.

On April 2, 2020, the shareholders of the Company unanimously authorize a 0.88-for-one reverse stock split of the Company’s outstanding and issued ordinary shares (the “First Reverse Stock Split”), which became effective on April 3, 2020. Any fractional ordinary share that would have otherwise resulted from the First Reverse Stock Split were rounded up to the nearest full share. The First Reverse Stock Split did not change the par value of the ordinary shares and had no effect on the number of authorized ordinary shares of the Company. As a result of the First Reverse Stock Split, 28,000,000 ordinary shares that were issued and outstanding at April 3, 2020 was reduced to 24,640,000 ordinary shares (taking into account the rounding of fractional shares).

On April 24, 2020, the shareholders of the Company unanimously authorize another one-for-0.68 reverse stock split of the Company’s issued and outstanding ordinary shares (the “Second Reverse Stock Split”), which became effective on April 24, 2020. Any fractional ordinary share that would have otherwise resulted from the Second Reverse Stock Split were rounded up to the nearest full share. The Second Reverse Stock Split did not change the par value of the ordinary shares and had no effect on the number of authorized ordinary shares of the Company. As a result of the Second Reverse Stock Split, 24,640,000 ordinary shares that were issued and outstanding at April 24, 2020 was reduced to 16,800,000 ordinary shares (taking into account the rounding of fractional shares).

The number of shares, share amounts and per share data in the consolidated financial statements and related notes have been retrospectively presented to reflect the nominal share issuance and the Reverse Stock Splits stated above, except for authorized common shares, which were not affected.

Non-controlling interest

Non-controlling interest consists of the following:

	As of December 31,
	2020	2019

GMB (Beijing)	$75,853	$161,923
GMB Culture	146,872	130,346
GMB Linking	2,673	4,644
GMB Consulting	20,677	37,654
GMB Technology	(134,925)	(131,554)
Total	$111,150	$203,013

GMB Technology was established by GMB Culture in 2018. On February 16, 2019, GMB Culture transferred 40% of the equity interests to non-controlling shareholders, there is no increase or decrease in GMB Culture’s additional paid in capital for the equity interest transaction. Before the equity interest transaction, GMB Culture hasn’t paid any capital subscriptions to GMB Technology. Pursuant to the equity interest transfer agreement, their respective capital subscriptions to be paid at any time before the end of each of the respective subscription periods, which is June 21, 2037.

For the fiscal year ended December 31, 2019, SDH made capital contributions of $152,117 to GMB (Beijing) and $8,296 to GMB Culture; and the non-controlling shareholders made capital contributions of $150,881 and $87,247 to GMB(Beijing) and GMB Culture, respectively.

The actual capital contributions made by SDH and the non-controlling shareholders for the fiscal year ended 2019 have no effect on SDH’s equity percentage in its five subsidiaries.

Statutory reserves

In accordance with the Regulations on Enterprises of PRC, the Company’s WFOE, VIE and VIE’s subsidiaries in the PRC are required to provide for statutory reserves, which are appropriated from net profit as reported in the Company’s PRC statutory accounts. They are required to allocate 10% of their after-tax profits to fund statutory reserves until such reserves have reached 50% of their respective registered capital. These reserve funds, however, may not be distributed as cash dividends.

As of December 31, 2019 and 2020, the statutory reserves of the Company’s WFOE, VIE and VIE’s subsidiaries in the PRC have not reached 50% of their respective registered capital except GMB Zibo. As of December 31, 2020 and 2019, the balances of the statutory reserves were $2,473,797 and $1,636,414, respectively.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Commitments

In October 2020, the Company signed office decoration agreements with a third party to decorate the office space rented by GMB Zibo with a total consideration of US$805,022. The Company has paid US$241,507 as a prepayment as of December 31, 2020. The Company expects to pay the rest of consideration of US$563,515 in second quarter of 2021.

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of December 31, 2020 the Company was not aware of any litigations or lawsuits against it.

NOTE 17 – SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are substantially all located in the PRC and substantially all of the Company’s revenue and expense are derived in the PRC. Therefore, no geographical segments are presented.

The following table presents revenue by major revenue type for the years ended December 31, 2020, 2019 and 2018, respectively:

	For the years ended December 31,
	2020	2019	2018

Member services	$872,629	$2,525,084	$5,280,587
Enterprise services
-Comprehensive tailored services	13,345,880	5,733,342	4,732,980
-Sponsorship advertising services	6,598,527	8,288,164	2,520,026
-Consulting services	416,634	1,189,169	793,400
Online services	361,933	66,304	8,098
Other revenues	1,585,481	123,413	203,908
Revenue, net	$23,181,084	$17,925,476	$13,538,999

NOTE 18 – SUBSEQUENT EVENTS

On February 11, 2021, the Company listed its ordinary shares on Nasdaq in an IPO, with the symbol “SDH”. The Company offered 6,720,000 ordinary shares, par value $0.001 per share, on a firm commitment basis, at a price of $4.00 per share and received total gross proceed of $26,880,000. Besides, the Company offered 1,008,000 ordinary shares, par value $0.001 per share, as part of the representative of the underwriters’ over-allotment option, at a price of $4.00 per share and received total gross proceed of $4,032,000. Total net proceed amounted to $27,569,378 after deducting underwriting discounts and other related expenses.

On April 19, 2021, the Company incorporated a subsidiary named Shidong Trading Service (Zhejiang) Limited (“Shidong Trading”) with registered capital of $US4,597,772. The Company owns 60% of Shidong Trading.