Form 20-F
period 2021-12-31
Global Internet of People, Inc.
filed 2022-05-02
CIK 1780731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Room 350, 3rd Floor,Building 6,Yard 1, Shangdi 10th Street Haidian District, Beijing People’s Republic of China +861082967728
(Address of Principal Executive Offices)

Haiping Hu, Chief Executive Officer Room 350, 3rd Floor,Building 6,Yard 1, Shangdi 10th Street Haidian District, Beijing People’s Republic of China +861082967728
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

An aggregate of 24,528,000 ordinary shares, par value $0.001 per share, as of December 31, 2021.

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

INTRODUCTION

We are a holding company incorporated in the Cayman Islands with no material operations of our own. We are not a Chinese operating company. Investors of our Ordinary Shares do not own any equity interests in the VIE, but instead own shares of a Cayman Islands holding company. Unless otherwise stated, as used in this annual report and in the context of describing our operations and consolidated financial information, “we,” “us,” “Company,” “GIOP”, or “our,” refers to Global Internet of People, Inc., a Cayman Islands holding company, and “VIE” refers to the variable interest entity (“VIE”), Global Mentor Board (Beijing) Information Technology Co., Ltd., or SDH.

Unless the context otherwise requires, in this annual report on Form 20-F, references to:

●	“Affiliated Entities” are to GIOP’s subsidiaries, and SDH and its subsidiaries;

●	“APP” are to our mobile application, “Shidonghui APP;”

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“Enterprise Service Client” or “Enterprise Service Clients” are to small and medium-sized enterprises that have entered into service agreements with us for customized enterprise services;

●	“Expert” or “Experts” are to individual(s) qualified and certified by us to provide services to Users and Members;

●	“GMB HK” are to “Global Mentor Board Information Technology Limited”, GIOP’s wholly-owned-subsidiary, a Hong Kong corporation.

●	“GMB (Hangzhou)” are to Global Mentor Board (Hangzhou) Technology Co., Ltd., a limited liability company organized under the laws of the PRC, SDH’s wholly owned subsidiary;

●	“GMB (Beijing)” are to Shidong (Beijing) Information Technology Co., Ltd., a limited liability company organized under the laws of the PRC and 51% of its equity interest is owned by SDH;

●	“GMB Culture” are to Shanghai Voice of Seedling Cultural Media Co., Ltd., a limited liability company organized under the laws of the PRC and 51% of its equity interest is owned by SDH;

●	“GMB Consulting” are to Global Mentor Board (Shanghai) Enterprise Management Consulting Co. Ltd., a limited liability company organized under the laws of the PRC and 51% of its equity interest is owned by SDH;

●	“GMB Linking” are to “Linking (Shanghai) Network Technology Co., Ltd., a limited liability company organized under the laws of the PRC; the 51% of its equity interest owned by SDH was transferred to a third party in July 2021;

●	“GIOP BJ” or “WFOE” are to GIOP’s wholly foreign owned subsidiary, Beijing Mentor Board Union Information Technology Co, Ltd., a limited liability company organized under the laws of the PRC;

●	“Member” or “Members” are to individual(s) and enterprise(s) who signed up for each of our three annual membership plans: Platinum, Diamond, Protégé;

●	“Mentor” or “Mentors” are to individual(s) invited by us to provide services to Users and Members;

●	“shares,” “Shares,” or “Ordinary Shares” are to the Ordinary Shares of the Company, par value US$0.0001 per share;

●	“SDH” or “the VIE” are to Global Mentor Board (Beijing) Information Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which we control via a series of contractual arrangements among WFOE, SDH and shareholders of SDH;

●	“SDH New Energy” are to SDH(HK) New Energy Tech Co., Limited, GIOP’s wholly-owned-subsidiary, a Hong Kong corporation.

●	“Sunrise Guizhou” are to Sunrise (Guizhou) New Energy Material Co., Ltd, a limited liability company organized under the laws of the PRC and 51% of its equity interest is owned by GIOP;

●	“U.S.” are to the United States;

●	“User” or “Users” are to registered users of our APP;

●	“VIE” are to variable interest entity;

●	“Zhuhai Zibo” are to Zhuhai (Zibo) Investment Co., Ltd., a limited liability company organized under the laws of the PRC, SDH New Energy’s wholly owned subsidiary;

●	“Zhuhai Guizhou” are to Zhuhai (Guizhou) New Energy Investment Co., Ltd., a limited liability company organized under the laws of the PRC, SDH New Energy’s wholly owned subsidiary;

●	“Zibo Shidong” are to Zibo Shidong Digital Technology Service Co., Ltd., a limited liability company organized under the laws of the PRC, SDH’s wholly owned subsidiary;

●	“HK subsidiaries” are to GMB HK and SDH New Energy; and

●	“PRC subsidiaries” are to GIOP BJ, Zhuhai Zibo, Zhuhai Guizhou and their respective subsidiaries.

As of the date of this annual report, substantially all of our business is conducted by SDH, the Company’s VIE entity in the PRC, and its subsidiaries, using RMB, the currency of China. Our consolidated financial statements are presented in United States dollars or US$. In this annual report, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars or US$. These US$ references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets, including accounts receivable.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth and expansion, including our ability to meet our goals;

●	current and future economic and political conditions;

●	the future growth of the Chinese knowledge sharing and enterprise service industries;

●	our ability to continue to operate through the VIE structure;

●	our capital requirements and our ability to raise any additional funds which we may require;

●	our ability to attract clients and further enhance our brand recognition;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	trends and competition in Chinese enterprise service and knowledge sharing industries;

●	impact of the novel COVID-19 outbreak on our business operations; and

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

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

PART I

We are a Cayman Islands holding company conducting a substantial portion of our operations in China through Global Mentor Board (Beijing) Information Technology Co., Ltd., a variable interest entity (“VIE”), and its subsidiaries. Investors of our Ordinary Shares are not investing in the VIE. Neither we nor our subsidiaries own any shares in the VIE. Instead, for accounting purposes, we control and receive the economic benefits of the VIE’s business operation through a series of contractual arrangements, also known as VIE Agreements, dated June 10, 2019, which enable us to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements under U.S. GAAP. As a result of these contractual arrangements, which have not been tested in a court of law, under generally accepted accounting principles in the United States (“U.S. GAAP”), the assets and liabilities of the VIE are treated as our assets and liabilities and the results of operations of the VIE are treated in all aspects as if they were the results of our operations. PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in certain types of business, and we therefore operate these businesses in China through the VIE. We have evaluated the guidance in Financial Accounting Standards Board Accounting Standards Codification 810 and determined that we are regarded as the primary beneficiary of the VIE for accounting purposes, as a result of our direct ownership in WFOE and the provisions of the VIE Agreements. See “Item 3. Key Information — Contractual Agreements among WFOE, SDH and Its Shareholders” for a summary of these VIE Agreements.

We are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the validity and enforcement of the VIE Agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. The VIE Agreements may not be effective in providing control over the VIE. The VIE structure is used to replicate foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. As a result, you will never directly hold equity interests in our PRC operating entities. We may also be subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations. We may also be subject to PRC laws relating to, among others, data security and restrictions over foreign investments due to the complexity of the regulatory regime in China, and the recent statements and regulatory actions by the PRC government relating to data security may affect our remaining business operations in China or even our ability to offer securities in the United States. We are also subject to the risks and uncertainties about any future actions of the PRC government that could disallow the VIE structure, which would likely result in a material change in our operations. See “Risk Factors—Risks Related to Doing Business in China” and “Risk Factors—Risks Related to Our Corporate Structure.”

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

We are a Cayman Islands holding company conducting a substantial portion of our operations in China through the VIE and its subsidiaries. Investors of our Ordinary Shares are investing in Global Internet of People, Inc., the holding company, and are not investing in the VIE in which the Company’s operations are conducted. Neither we nor our subsidiaries own any shares in the VIE. Instead, we control and receive the economic benefits of the VIE’s business operation through a series of contractual arrangements, also known as VIE Agreements, dated May 14, 2020. As a result of these contractual arrangements, which have not been tested in a court of law, under generally accepted accounting principles in the United States (“U.S. GAAP”), the assets and liabilities of the VIE are treated as our assets and liabilities and the results of operations of the VIE are treated in all aspects as if they were the results of our operations. Below is a summary of the VIE Agreements:

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

We have relied and expect to continue to rely on the VIE Agreements to control and operate the business of the VIE. The VIE Agreements, however, may not be as effective in providing us with the necessary control over the VIE and its operations. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. Under the current VIE Agreements, however, we rely on the performance by the VIE and its shareholders of their respective obligations under the contracts to exercise control over the VIE. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the validity and enforcement of the VIE Agreements. The VIE Agreements may not be effective in providing control over the VIE. We may be also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations. We may also be subject to PRC laws relating to, among others, data security and restrictions over foreign investments due to the complexity of the regulatory regime in China, and the recent statements and regulatory actions by the PRC government relating to data security may affect our remaining business operations in China or even our ability to offer securities in the United States.  From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies, internal rules, and regulations (some of which are not published in a timely manner or at all) that may have retroactive effect and may change quickly with little advance notice. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property), and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations. See “Risk Factors—Risks Related to Doing Business in China,” and “Risk Factors—Risks Related to Our Corporate Structure.”

As of December 31, 2021 and 2020, the VIE accounted for an aggregate of 51.21% and 99.65%, respectively, of our consolidated total assets, 99% and100% respectively, of our consolidated total liabilities, and100% and 99.68% respectively, of our consolidated total net revenues. See our consolidated financial statements and the related notes in this annual report.

Our ability to pay dividends depends upon dividends paid by our operating entities. If the operating entity incurs debt on its own behalf, the instruments governing its debt may restrict its ability to pay dividends to us.

The operating entity in China will be permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws, any consolidated VIEs in China must make appropriations from its after-tax profits to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the consolidated VIEs. Appropriation to discretionary surplus fund will be made at the discretion of the consolidated VIEs.

Pursuant to the law applicable to China’s foreign investment enterprises, an operating entity that is a foreign investment enterprise in the PRC has to make appropriation from its after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the operating company. Appropriation to the other two reserve funds is at the discretion of the operating company in China.

As a Cayman Islands holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to the operating entities (as a subsidiary) in China only through loans or capital contributions, and to the consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to the onshore entities (i.e. the PRC subsidiaries and VIE entities), we are required to make filings about details of the loans with SAFE in accordance with relevant PRC laws and regulations. The PRC subsidiaries and VIE entities that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations. We are also subject to restrictions and limitations on our ability to distribute earnings from our businesses, including subsidiaries and/or consolidated VIEs, to our holding company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

A. [Reserved]

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

Our net revenue was $17,925,476, $23,181,084 for the years ended December 31, 2019, 2020, respectively. Our net income was $9,380,768, $11,957,287 for the years ended December 31, 2019 and 2020, respectively. However, our net revenue decreased to $7,409,272 and we incurred a net loss of $8,714,332 for the year ended December 31, 2021. As such, our limited history of operation makes it difficult to evaluate our future prospects. We may not be able to sustain growth or may not be able to grow our business at all.

If we cannot manage our growth effectively and efficiently, our results of operations or profitability could be adversely affected.

We intend to continue to expand our services and operations. In April 2022, we entered into an investment agreement with certain partners to form a joint venture dedicated to the production of high-grade lithium-ion power battery anode materials. Such expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain the quality of our services to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational and administrative systems and our quality control, and recruit, train and retain additional qualified professionals as well as other administrative and sales and marketing personnel, particularly as we expand into new business ventures and launch new business initiatives. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new expansion into our operations. As a result, our quality of service may deteriorate and our results of operations or profitability could be adversely affected.

We may not be successful in implementing important new strategic initiatives, which may have an adverse impact on our business and financial results.

There is no assurance that we will be able to implement important strategic initiatives in accordance with our expectations, which may result in an adverse impact on our business and financial results. For example, our latest strategic initiative, Yilong Projet, is designed to create growth, improve our results of operations and drive long-term shareholders value; however, our management may lack required experience, knowledge, insight, or human and capital resources to carry out the effective implementation to expand into new spaces outside of our current focuses. As such, we may not be able to realize our expected growth, and our business and financial results will be adversely impacted.

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

Our core strength is the knowledge brought by our service providers, highlighted by their experiences, wisdom, industry know-how, and social connections. We rely heavily on the expertise of our service providers, including Mentors, Experts, and our consultants to maintain our core competence. As of March 2022, we had 739 Mentors, 1,176 Experts, and a team of full-time consultants as our knowledge sharing providers. Many of our Mentors are experienced leaders of successful and well-known corporations. Likewise, our Experts are outstanding professionals in their specialized fields, and our team of consultants is professionals with industrial experiences of more than five years. As our business scope increases, we expect to continue to invest significant resources in attracting and retaining service providers. Our ability to sustain our growth will depend on our ability to attract and retain qualified service providers. If we fail to attract or retain qualified service providers, our business and results of operations could be materially and adversely affected.

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

We believe our key trademark, “师董会,” for which we have obtained trademark protection in China, and 35 computer software copyrights and one artwork copyright, for which we have obtained protection with the Copyright Protection Centre of China (CPCC), and other intellectual property rights are critical to our success. Any unauthorized use of our trademarks or other intellectual property rights could harm our competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use are difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially.

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

Risks Related to Our Corporate Structure

We control and receive the economic benefits of the business operations of the VIE through the VIE Agreements solely because we met the conditions for consolidation of the VIE under the U.S. GAAP for accounting purpose; however, the VIE Agreements have not been tested in a court of law and are subject to significant risks, as set forth in the following risk factors. For a description of these VIE Agreements, see “ITEM 4. INFORMATION ON THE COMPANY — C. Organizational Structure”.

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

In the opinion of our PRC legal counsel, Jincheng Tongda & Neal Law Firm (“JT&N”), based on its understandings of the relevant PRC laws and regulations, (i) the ownership structures of SDH in China and WFOE are not in violation of applicable PRC laws and regulations currently in effect; and (ii) each contracts among WFOE, SDH and its shareholders is legal, valid, binding and enforceable in accordance with its terms and applicable PRC laws. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the PRC regulatory authorities may ultimately take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or SDH are found to be in violation of any PRC laws or regulations, if the contractual arrangements among WFOE, SDH and its shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, or if we or SDH fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

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

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of SDH in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by SDH for PRC tax purposes, which could in turn increase its tax liabilities without reducing WFOE’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on SDH for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if SDH’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

Because we are a Cayman Islands holding company and conduct our business through the VIE in China, if we fail to comply with applicable PRC law, we could be subject to severe penalties and our business could be adversely affected.

We are a Cayman Islands holding company and operate a substantial portion of our business through the VIE in China through VIE Agreements, as a result of which, under United States generally accepted accounting principles, the assets and liabilities of the VIE are treated as our assets and liabilities and the results of operations of the VIE are treated in all respects as if they were the results of our operations. There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the VIE Agreements between WFOE and the VIE.

The Provisions Regarding Mergers and Acquisitions of Domestic Projects by Foreign Investors (the “M&A Rules”) requires an overseas special purpose vehicle that are controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies using shares of such special purpose vehicle or held by its shareholders as considerations to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval. Any failure to obtain or delay in obtaining CSRC approval for such an offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Furthermore, on July 10, 2021, the Cyberspace Administration of China (“CAC”) publicly issued the Measures for Cybersecurity Censorship (Revised Draft for Comments) aiming to, upon its enactment, replace the existing Measures for Cybersecurity Censorship. The draft measures extend the scope of cybersecurity reviews to data processing operators engaging in data processing activities that affect or may affect national security, including listing in a foreign country. If the enacted version of the draft measures mandates clearance of cybersecurity review and other specific actions to be completed by companies, we face uncertainties as to whether such clearance is required for our offerings and whether such clearance can be timely obtained, or at all.

If WFOE, the VIE or their ownership structure or the VIE Agreements are determined to be in violation of any existing or future PRC laws, rules or regulations, or WFOE or the VIE fail to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses of WFOE or the VIE;

●	discontinuing or restricting the operations of WFOE or the VIE;

●	imposing conditions or requirements with which we, WFOE, or the VIE may not be able to comply;

●	requiring us, WFOE, or the VIE to restructure the relevant ownership structure or operations which may significantly impair the rights of the holders of our ordinary shares in the equity of the VIE; and

●	imposing fines.

We cannot assure you that the PRC courts or regulatory authorities may not determine that our corporate structure and VIE Agreements violate PRC laws, rules or regulations. If the PRC courts or regulatory authorities determine that our contractual arrangements are in violation of applicable PRC laws, rules or regulations, the VIE Agreements will become invalid or unenforceable, and the VIE will not be treated as VIE entities and we will not be entitled to treat the VIE’s assets, liabilities and results of operations as our assets, liabilities and results of operations, which could effectively eliminate the assets, revenue and net income of the VIE from our balance sheet, which would most likely require us to cease conducting our business and would result in the delisting of our ordinary shares from the Nasdaq Capital Market and a significant impairment in the market value of our ordinary shares.

The shareholders of SDH may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Almost all of our beneficiary owners hold equity interests in SDH. They may have conflicts of interest with us. Conflicts of interest may arise between the dual roles of them who are both shareholders of our Company and shareholders of SDH, the VIE. These shareholders may breach, or cause SDH to breach, or refuse to renew, the existing contractual arrangements we have with them and SDH, which would have a material and adverse effect on our ability to effectively control SDH and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with SDH to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor.

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

Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which has come into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment’’ refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify VIE Agreements as a form of foreign investment, there is no assurance that operation conducted by foreign investors or foreign-invested enterprises via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for VIE Agreements as a form of foreign investment. In any of these cases, it will be uncertain whether the VIE Agreements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing VIE Agreements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

Risks Related to Doing Business in China

The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and, and cause the value of our Ordinary Shares to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

Furthermore, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, although we are currently not required to obtain permission from any of the PRC federal or local government authorities and have not received any denial to list on the U.S. exchange, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or be worthless.

Recent greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our securities.

On December 28, 2021, 13 governmental departments of the PRC, including the Cyberspace Administration of China, or the CAC, issued the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, online platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

On November 14, 2021, the CAC published draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”), which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021.

As of the date of this annual report, we have not received any notice from any authorities identifying our PRC subsidiaries, or the VIE and its subsidiaries as CIIOs, or requiring us to go through cybersecurity review or network data security review by the CAC. According to the Cybersecurity Review Measures and if the Security Administration Draft is enacted as proposed, we believe that the operations of our PRC subsidiaries, the VIE and its will not be affected and that we will not be subject to cybersecurity review and network data security review by the CAC, given that: (i) the VIE and its subsidiaries mainly provide business-oriented consulting services to small and medium-sized enterprises in the PRC, therefore are unlikely to be classified as CIIOs by the PRC regulatory agencies; (ii) according to the interpretation of the relevant laws by the CAC, for online platform operators who have listed in foreign countries before the effective date of Cybersecurity Review Measures, and who are not seeking a new listing (such as a secondary or dual listing) in foreign countries, a cybersecurity review is not required; (iii) since the VIE and its subsidiaries operate in the enterprise consulting industry, data processed in its business is unlikely to have a bearing on national security and therefore is unlikely to be classified as core or important data by the authorities. However, there remains uncertainty, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented by the authorities and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft in the future. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply with and to mitigate any adverse effect of such new laws, regulations, rules, or implementation and interpretation on us. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During such reviews, if required, our operations could be suspended or experience other disruptions. Further, cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

The Draft Rules Regarding Overseas Listings were released by the CSRC for public comments; while such rules have not yet come into effect, the Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer our Ordinary Shares to investors and could cause the value of our Ordinary Shares to significantly decline or become worthless.

On December 24, 2021, the China Securities Regulatory Commission, or the CSRC, and relevant departments of the State Council issued the Draft Rules Regarding Overseas Listings, which aim to regulate overseas securities offerings and listings by China-based companies, for public consultation. The Draft Rules Regarding Overseas Listing aim to lay out the filing regulation arrangement for both direct and indirect overseas listing and clarify the determination criteria for indirect overseas listing in overseas markers. Where an enterprise whose principal business activities are conducted in the PRC seeks to issue and list its shares in the name of an overseas enterprise based on equity, assets, income, or other similar rights and interests of the relevant PRC domestic enterprise, such activities are deemed an indirect overseas issuance and listing. According to the Draft Rules Regarding Overseas Listings, among other things, after making initial applications with overseas stock markets for initial public offerings or listings, or after the completion of issuance of overseas listed securities by the overseas listed issuer, all China-based companies shall file the required filing materials with the CSRC within three working days. See “Regulations—Regulations Related to Mergers and Acquisitions and Overseas Listings.” In addition, overseas offerings and listings may be prohibited for such China-based companies when any of the following applies: (i) if the intended securities offerings and listings are specifically prohibited by the laws, regulations, or provision of the PRC; (ii) if the intended securities offerings and listings may constitute a threat to, or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (iii) if there are material ownership disputes over applicants’ equity interests, major assets, core technologies, or the others; (iv) if, in the past three years, applicants’ domestic enterprises, controlling shareholders, or de facto controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (v) if, in the past three years, any directors, supervisors, or senior executives of applicants have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; or (vi) other circumstances as prescribed by the State Council. The Draft Administrative Provisions further stipulate that a fine between RMB1 million and RMB10 million may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Draft Rules Regarding Overseas Listings, and in cases of severe violations, a parallel order to suspend relevant businesses or halt operations for rectification may be issued, and relevant business permits or operational license revoked.

As of the date of this annual report, the Draft Rules Regarding Overseas Listings have been released for public comments only and have not been formally promulgated, and neither we nor our PRC subsidiaries, or the VIE and its subsidiaries have been required to complete the filing procedures. However, uncertainties remain as to its enactment or future interpretations and implementations. Our PRC counsel has advised us that, even if the final rules are promulgated as proposed in the current Draft Rules Regarding Overseas Listings, none of the situations that would clearly prohibit overseas offering and listings would apply to us. In addition, we would only need to submit the filing materials and no CSRC approval would be required under the proposed rules. Notwithstanding the above, our PRC counsel has further advised us that uncertainties still exist as to whether we, our PRC subsidiaries, or the VIE and its subsidiaries are required to obtain permissions from the Chinese government that is required to approve of our operations. In the event that we, our PRC subsidiaries, or the VIE and its subsidiaries are subject to the compliance requirements, we cannot assure you that any of these entities will be able to receive clearance for such compliance requirements in a timely manner, or at all. Any failure of our Company, our PRC subsidiaries, or the VIE and its subsidiaries to fully comply with new regulatory requirements may subject us to regulatory actions, such as fines, relevant businesses or operations suspension for rectification, revocation of relevant business permits or operational license, or other sanctions, which may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares, cause significant disruptions to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless.

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

Our business has been significantly disrupted and may continue be materially and adversely affected by health epidemics such as the COVID-19 coronavirus outbreak first identified in Wuhan city at the end of 2019 and other outbreaks affecting the PRC. Our business operations depend on China’s overall economy and demand for our service, which could be disrupted by health epidemics. Prior to June 2020, due to the government restrictions, we were prevented from arranging offline activities, resulting in cancellations or postponements of study tours, forums and sponsorship advertising events, which adversely impacted the performance of our member services and enterprise services during the lock-down. For the year ended December 31, 2021, the revenues generated from our core businesses (member services, enterprise services and online services) decreased by approximately 76%, compared to the same period of the last year. A prolonged outbreak of the coronavirus or other adverse public health developments in China would likely have a material adverse effect on our business operations as such outbreak or other development could significantly impact the Chinese economy and our industry, disrupt our operations and adversely affect our business, financial condition and results of operations. The Company is operating in a rapidly changing environment so the extent to which COVID-19 may impact its business, operations and financial results from this point forward will depend on numerous evolving factors that the Company cannot accurately predict. Those factors include the following: the duration and scope of the pandemic, and governmental, business and individuals’ actions that have been and continue to be taken in response to the pandemic.

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

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may materially and adversely affect our business and impede our ability to continue our operations.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. In fact, the PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Furthermore, if China adopts more stringent standards with respect to environmental protection or social issues, which are increasingly becoming the focus globally, we may incur increased compliance cost or become subject to additional restrictions in our operations. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Since this announcement is relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on companies like us.

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

If we are deemed as a PRC “resident enterprise” by PRC tax authorities, we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing PRC subsidiaries and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders may be decreased as a result of the decrease in distributable profits. In addition, if we were considered a PRC “resident enterprise”, any dividends we pay to our non-PRC investors, and the gains realized from the transfer of our Ordinary Shares may be considered income derived from sources within the PRC and be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty). It is unclear whether holders of our Ordinary Shares would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. This could have a material and adverse effect on the value of your investment in us and the price of our Ordinary Shares.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

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

However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, which became effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which became effective as of April 1, 2018, when determining an applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors will be taken into account. Such factors include whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax, grant tax exemption on relevant incomes, or levy tax at an extremely low rate. This circular further requires any applicant who intends to be proved of being the “beneficial owner” to file relevant documents with the relevant tax authorities. Our PRC subsidiaries is wholly owned by their respective HK based parent companies. However, we cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by our PRC subsidiaries to our HK subsidiaries, in which case, we would be subject to the higher withdrawing tax rate of 10% on dividends received.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries, the VIE and its subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries, the VIE and its subsidiaries. We may make loans to our PRC subsidiaries, the VIE and its subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries, are subject to PRC regulations. For example, loans to our PRC subsidiaries cannot exceed statutory limits and are subject to foreign exchange loan registrations. Our capital contributions to our PRC subsidiaries must be registered with the MOFCOM or its local counterpart. For more details, see “Regulation—Regulations Related to Foreign Debt.” and “Regulation—Regulations Related to Foreign Exchange.”

In light of the various requirements imposed by of PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals or filings on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or the VIE or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals on a timely basis or at all, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

The newly enacted Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act passed by the U.S. Senate, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the Public Company Accounting Oversight Board of the United States (the “PCAOB”). These developments could add uncertainties to our offering and listing on the Nasdaq Capital Market, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On December 18, 2020, the “Holding Foreign Companies Accountable Act” was signed by President Donald Trump and became law. This legislation requires certain issuers of securities to establish that they are not owned or controlled by a foreign government. Specifically, an issuer must make this certification if the PCAOB is unable to audit specified reports because the issuer has retained a foreign public accounting firm not subject to inspection by the PCAOB. Furthermore, if the PCAOB is unable to inspect the issuer’s public accounting firm for three consecutive years beginning in 2021, the issuer’s securities are banned from trade on a national exchange or through other methods.

On June 22, 2021, the U.S. Senate passed the “Accelerating Holding Foreign Companies Accountable Act”, which, if passed by the U.S. House of Representatives and signed into law by the President, would decrease the number of non-inspection years for foreign companies to comply with PCAOB audits from three to two years, thus reducing the time period before their securities may be prohibited from trading or delisted.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the “Holding Foreign Companies Accountable Act”. Rule 6100 provides a framework for the PCAOB to use to determine whether it is unable to inspect or investigate registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, The SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act (HFCAA). The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate.

On December 16, 2021, the PCAOB issued a report on its determinations that the Board is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the People’s Republic of China (PRC), because of positions taken by PRC authorities in those jurisdictions (the “Determination”). The Board made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the Holding Foreign Companies Accountable Act (HFCAA).

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors to lose confidence in audit procedures and reported financial information and the quality of financial statements of China-based companies.

Our auditor, Friedman LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, is headquartered in Manhattan, New York and registered with the PCAOB. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards, and has been inspected by the PCAOB on a regular basis, with the last inspection in June 2018.  As such, as of the date of this annual report, our auditor is not subject to the Determinations announced by the PCAOB and our listing is not affected by the Holding Foreign Companies Accountable Act and related regulations. However, the recent developments would add uncertainties to our listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. Furthermore, there is a risk that our auditor cannot be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless.

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

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

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

All of our shareholders who are subject to the SAFE Circular 37 and Individual Foreign Exchange Rules have completed the initial registrations with the qualified banks as required by the regulations. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we have no control over any of our beneficial owners. Thus, we cannot provide any assurance that our current or future PRC resident beneficial owners will comply with our request to make or obtain any applicable registrations or continuously comply with all registration procedures set forth in these SAFE regulations. Such failure or inability of our PRC residents beneficial owners to comply with these SAFE regulations may subject us or our PRC residents beneficial owners to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially adversely affected.

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

Risks Related to Our Ordinary Shares and the Trading Market

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

The Securities and Exchange Commission, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting when the Company no longer qualifies as an emerging company. Our reporting obligations as a public company place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

During the course of preparing our consolidated financial statements as of and for the years ended December 31, 2021, we identified a number of control deficiencies in our internal control over financial reporting. Many of the deficiencies noted below were communicated to us from our independent registered public accounting firm as observations, which stemmed from their audit. The deficiencies identified include: (1) a lack of formal internal controls over financial closing and reporting processes; (2) a lack of a formal risk assessment process; and (3) a lack of accounting policies and procedures manual that covers U.S. GAAP and SEC financial reporting requirements. As a result of the above, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were not effective.

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

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of independent board oversight of the management of our company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. Furthermore, Cayman law does not require that we obtain shareholder approval to issue 20% or more of our outstanding Ordinary Shares in a private offering.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We, a Cayman holding company, operate a knowledge sharing and enterprise service platform through the VIE, or SDH, and its subsidiaries in the PRC, which we control via a series of contractual arrangements between WFOE and SDH. SDH (formerly known as Beijing Huatai Yihe Co., Ltd.) was established in 2014 as a limited company pursuant to PRC laws for the purpose of providing corporate consulting services.

SDH established a wholly owned subsidiary, GMB Hangzhou, on November 1, 2017 pursuant to PRC laws.

In 2017 and 2018, SDH also established three subsidiaries pursuant to PRC laws, which were GMB (Beijing), GMB Culture, GMB Consulting. SDH owns 51% of the equity interest of each of these three subsidiaries. Additionally, GMB Culture has a subsidiary Mentor Board Voice of Seeding (Shanghai) Cultural Technology Co., Ltd., and owns 60% of its equity interest.

On February 22, 2019, the holding company, GIOP, was established under the laws of the Cayman Islands. GIOP owns 100% of GMB HK, a Hong Kong company incorporated on March 22, 2019.

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

On October 8, 2021, GIOP established a wholly-owned-subsidiary, SDH New Energy, pursuant to Hong Kong laws.

On October 5, 2021, SDH New Energy established a wholly-owned-subsidiary, Zhuhai Zibo, pursuant to PRC laws.

On November 23, 2021, SDH New Energy established a wholly-owned-subsidiary, Zhuhai Guizhou, pursuant to PRC laws.

On November 8, 2021, Zhuhai Zibo established a 51%-owned subsidiary, Sunrise Guizhou.

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

Our principal executive offices are located at (1) Room 350, 3rd Floor,Building 6,Yard 1, Shangdi 10th Street, Haidian District, Beijing and (2) 25th Floor, YiBai Shanshan Building, No.985 Dongfang Road, Pudong, Shanghai, and our phone number is +86 10-82967728 for the Beijing office and +86 21-68828790 for the Shanghai office. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands, and the phone number of our registered office is +1 345 945 3901. We maintain a corporate website at www.sdh365.com.

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

B. Business

We are a holding company incorporated in the Cayman Islands with no material operations of our own. We are not a Chinese operating company. Investors of our Ordinary Shares do not own any equity interests in the VIE, but instead own shares of a Cayman Islands holding company. The knowledge sharing and enterprise service platform operations are conducted in China by the VIE and its subsidiaries. We do not have any equity ownership of the VIE, instead, we control and receive the economic benefits of the VIE’s business operations through contractual arrangements, or “VIE Agreements” entered into among WFOE, SDH and SDH’s shareholders. The VIE Agreements are used to provide contractual exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in Chinese operating companies.

Under United States generally accepted accounting principles (“U.S. GAAP”), the Company is deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIE for accounting purposes, because such contractual arrangements are designed so that the operations of the VIE are solely for the benefit of WFOE and, ultimately, the Company. As such, the Company is deemed to be the primary beneficiary of the VIE for accounting purposes and must consolidate the VIE. The VIE Agreements have not been tested in a court of law and may not be effective in providing control over the VIE, and we are subject to risks due to the uncertainty of the interpretation and application of the laws and regulations of the PRC, regarding the VIE, and the VIE structure, including, but not limited to, regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual arrangements with the VIE. We are also subject to the risk that the PRC government could disallow the VIE structure, which would likely result in a material change in our operations and, as a result, the value of our Ordinary Shares may depreciate significantly or become worthless. For a description of our corporate structure and VIE contractual arrangements, see “Corporate History and Structure.” See also “Risk Factors – Risks Related to Our Corporate Structure.”

We are also subject to legal and operational risks associated with being based in and having the majority of the Company’s operations in China. These risks may result in a material change in our operations, or a complete hindrance of our ability to offer or continue to offer our securities to investors, and could cause the value of such securities to significantly decline or become worthless. Recently, the PRC government initiated a series of regulatory actions and guidelines to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this annual report, neither we nor our PRC subsidiaries, or the VIE and its subsidiaries have been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction. As confirmed by our PRC counsel, as of the date of this annual report, we are not subject to cybersecurity review or network data security review by the CAC, when the Cybersecurity Review Measures became effective on February 15, 2022, or if the Security Administration Draft are enacted as proposed, since (i) the VIE and its subsidiaries mainly provide business-oriented consulting services to small and medium-sized enterprises in the PRC, therefore are unlikely to be classified as CIIOs by the PRC regulatory agencies; (ii) according to the interpretation of the CAC, for online platform operators who have listed in foreign countries before the effective date of Cybersecurity Review Measures, and who are not seeking a new listing (such as a secondary or dual listing) in foreign countries, a cybersecurity review is not required; (iii) since we are in the enterprise consulting industry, data processed in our business is unlikely to have a bearing on national security and therefore is unlikely to be classified as core or important data by the authorities. However, there remains uncertainty, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented by the authorities and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft in the future. See “Risk Factors—Risks Related to Doing Business in China—Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our securities.”

Our securities may be prohibited from trading on a national exchange or over-the-counter trading market in the United States under the Holding Foreign Companies Accountable Act, if the Public Company Accounting Oversight Board, or PCAOB, determines that it cannot inspect or fully investigate our auditors for three consecutive years beginning in 2021. As a result, Nasdaq may determine to delist our securities and cause our securities’ value to decline or become worthless. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would decrease the number of non-inspection years for foreign companies to comply with PCAOB audits from three to two, thus reducing the time period before their securities may be prohibited from trading or delisted. On December 16, 2021, the PCAOB issued a report on its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the People’s Republic of China (PRC), because of positions taken by PRC authorities in those jurisdictions (the “Determinations”). Our auditor, Friedman LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, is a PCAOB-registered public accounting firm headquartered in Manhattan, New York. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess an auditor’s compliance with the applicable professional standards, and has been inspected by the PCAOB on a regular basis, with the last inspection in June 2018.  As such, as of the date of this annual report, our auditor is not subject to the Determinations and our listing is not affected by the Holding Foreign Companies Accountable Act and related regulations. However, there is a risk that our auditor cannot be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless. See “Risk Factors - Risks Related to Doing Business in China - The newly enacted Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act passed by the U.S. Senate, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the Public Company Accounting Oversight Board of the United States. These developments could add uncertainties to our offering and listing on Nasdaq Capital Market, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor

As of the date of this annual report, we have not paid any dividends or made any distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Under Cayman Islands law, the Company may pay dividends on its shares out of either profit or share premium amounts, provided that in no circumstance may a dividend be paid if such payment would result in the Company being unable to pay its debts as they become due in the ordinary course of business. If in the future we determine to pay dividends, in the absence of available profits or share premium, as a holding company, we will be dependent on receipt of funds from our HK subsidiaries, which will be dependent on dividend payments from our PRC subsidiaries. WFOE, in particular, will be dependent on payments from the VIE pursuant to the VIE Agreements for services rendered to the VIE under the Exclusive Business Cooperation Agreement. However, the VIE Agreements have not been tested in a court of law and may not be effective in providing control over the VIE, and we are subject to risks due to the uncertainty of the interpretation and application of the laws and regulations of the PRC. For restrictions and limitations on our ability to settle amounts with the VIE under the VIE Agreements, please see “Risk Factors — Risks Related to Our Corporate Structure.”

Current PRC regulations permit our PRC subsidiaries to pay dividends to our HK subsidiaries only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Cash dividends, if any, on our Ordinary Shares would be paid in U.S. dollars. The PRC government also imposes control on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE in the PRC as long as certain procedural requirements are met. Approval from appropriate government authorities is required if RMB is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders. Furthermore, if our PRC entities incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. Due to the above restrictions, if we are unable to receive payments from our PRC operating entities, we will not be able to pay dividends to our investors, should we desire to do so in the future. For further details, see “Risk Factors - Government control in currency conversion may adversely affect our financial condition, our ability to remit dividends, and the value of your investment”, and “Risk Factors - PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries, the VIE and its subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” In contrast, there is presently no foreign exchange control or restrictions on capital flows into and out of Hong Kong. Hence, our HK subsidiaries are able to transfer cash without any limitation to our Cayman Islands holding company under normal circumstances. Cash proceeds raised from overseas financing activities, including the cash proceeds from our public offerings, may be transferred by us through our HK subsidiaries to our PRC subsidiaries via capital contribution and loans subject to applicable regulatory approvals, as the case may be. WFOE then may transfer funds to the VIE to meet the capital needs of its business operations.

Selected Condensed Consolidated Financial Schedule of GIOP and Its Subsidiaries and VIE

The following tables present selected condensed consolidated statements of operations and comprehensive (loss) income and selected condensed consolidated statements of cash flows for the fiscal years ended December 31, 2021, 2020 and 2019, and selected condensed consolidated balance sheets as of December 31, 2021, 2020 and 2019, of GIOP, its subsidiaries, the VIE and its subsidiaries, elimination, and consolidated information.

Selected consolidated statements of operations data

	Year ended December 31, 2021
	Parent	Consolidated affiliated entities	VIE consolidated entities	Inter-company elimination	Group consolidated
	(US$)
Revenues, net	-	-	7,409,272	-	7,409,272
Total cost and operating expenses	1,010,536	127,627	13,681,122	-	14,819,285
(Loss) profit from operations	(1,010,536)	(127,627)	(6,271,850)	-	(7,410,013)
(Loss) profit before income taxes	(3,021,789)	(170,253)	(5,865,989)	107,118	(8,950,913)
Net (loss) income	(3,021,789)	(170,253)	(5,629,408)	107,118	(8,714,332)

	Year ended December 31, 2020
	Parent	Consolidated affiliated entities	VIE consolidated entities	Inter-company elimination	Group consolidated
	(US$)
Revenues, net	73,744	-	23,107,340	-	23,181,084
Total cost and operating expenses	50,000	-	8,405,024	-	8,455,024
Profit (loss) from operations	23,744	-	14,702,316	-	14,726,060
Profit (loss) before income taxes	28,203	(1,995)	14,986,062	-	15,012,270
Net income (loss)	28,203	(1,995)	11,931,079	-	11,957,287

	Year ended December 31, 2019
	Parent	Consolidated affiliated entities	VIE consolidated entities	Inter-company elimination	Group consolidated
	(US$)
Revenues, net	-	-	17,925,476	-	17,925,476
Total cost and operating expenses	-	-	7,153,162	-	7,153,162
(Loss) profit from operations	-	-	10,772,314	-	10,772,314
(Loss) profit before income taxes	-	-	10,969,869	-	10,969,869
Net (loss) income	-	-	9,380,768	-	9,380,768

Selected consolidated balance sheets data

	As of December 31, 2021
	Parent	Consolidated affiliated entities	VIE consolidated entities	Inter-company elimination	Group consolidated
	(US$)
Total current assets	7,776,218	9,932,297	16,864,942	(227,899)	34,345,558
Total non-current assets	17,700,060	8,244,917	13,404,549	(15,000,000)	24,349,526
Total assets	25,476,278	18,177,214	30,269,491	(15,227,899)	58,695,084
Total current liabilities	(211,430)	(33,686)	(1,703,665)	227,899	(1,720,882)
Total non-current liabilities	-	-	-	-	-
Total liabilities	(211,430)	(33,686)	(1,703,665)	227,899	(1,720,882)

	As of December 31, 2020
	Parent	Consolidated affiliated entities	VIE consolidated entities	Inter-company elimination	Group consolidated
	(US$)
Total current assets	125,386	14,360	28,246,141	(128,282)	28,257,605
Total non-current assets	-	-	11,479,238	-	11,479,238
Total assets	125,386	14,360	39,725,379	(128,282)	39,736,843
Total current liabilities	-	-	(5,583,463)	-	(5,583,463)
Total non-current liabilities	-	-	(3,196)	-	(3,196)
Total liabilities	-	-	(5,586,659)	-	(5,586,659)

	As of December 31, 2019
	Parent	Consolidated affiliated entities	VIE consolidated entities	Inter-company elimination	Group consolidated
	(US$)
Total current assets	-	-	19,577,548	(15,192)	19,562,356
Total non-current assets	-	-	7,405,352	-	7,405,352
Total assets	-	-	26,982,900	(15,192)	26,967,708
Total current liabilities	-	-	(6,866,325)	-	(6,866,325)
Total non-current liabilities	-	-	(104,785)	-	(104,785)
Total liabilities	-	-	(6,971,110)	-	(6,971,110)

Selected consolidated statements of cash flows data

	Year ended December 31, 2021
	Parent	Consolidated affiliated entities	VIE consolidated entities	Inter-company elimination	Group consolidated
	(US$)
Net cash (used in) provided by operating activities	(1,015,145)	(6,532,445)	2,314,408	-	(5,233,182)
Net cash used in investing activities	(25,825,000)	(8,244,917)	(3,115,281)	15,090,000	(22,095,198)
Net cash provided by financing activities	27,652,809	18,332,622	-	(15,090,000)	30,895,431

	Year ended December 31, 2020
	Parent	Consolidated affiliated entities	VIE consolidated entities	Inter-company elimination	Group consolidated
	(US$)
Net cash (used in) provided by operating activities	(21,896)	89,652	6,998,407	-	7,066,163
Net cash used in investing activities	-	-	(6,493,837)	128,282	(6,365,555)
Net cash provided by financing activities	128,282	-	119,996	(128,282)	119,996

	Year ended December 31, 2019
	Parent	Consolidated affiliated entities	VIE consolidated entities	Inter-company elimination	Group consolidated
	(US$)
Net cash provided by operating activities	-	-	1,236,071	-	1,236,071
Net cash used in investing activities	-	-	(3,525,061)	-	(3,525,061)
Net cash provided by financing activities	-	-	238,128	-	238,128

Transfer of Cash within Our Organization

Prior to the completion of our initial public offering in February 2021, the sources of funding of GIOP, its subsidiaries and the VIE primarily consisted of capital injection by shareholders and cash generated from operations.

After the completion of our initial public offering, GIOP made capital contributions to its subsidiaries.

For the fiscal year ended December 31, 2021, GIOP transferred the proceeds from its initial public offering in the amount of $15,000,000 to its subsidiary, Zhuhai Zibo, and the VIE provided interest-free loans of $90,000 to GIOP for professional fees related to the initial public offering.

For the fiscal year ended December 31, 2020, the VIE provided interest-free loans of $128,282 to GIOP for professional fees related to the initial public offering.

Overview

The VIE, or SDH, started as a consulting company providing enterprise services to small and medium-sized enterprises in the PRC in December 2014, and launched a peer-to-peer knowledge sharing and enterprise service platform in May 2016. Since then, SDH has continued to expand and improve its platform, where knowledge is shared, and services are requested and provided, both online, via a mobile application “Shidonghui App” (the “APP”), and offline, through local offices directly operated by us in Beijing, Shanghai and Hangzhou, as well as 51 local centers operated by some of SDH’s Members in 35 cities and 21 provinces throughout the PRC as of the date of this annual report. Our mission is to become a worldwide leading knowledge sharing and enterprise service platform.

According to the International Monetary Fund, the nominal GDP per capita in the PRC rose from $7,701 in 2014 to $ 12,363 in 2021, representing a CAGR of approximately 7%.A growing economy and generally positive market environment have created many entrepreneurial and high-growth enterprises, many of which need corporate services such as financial consulting and management training. In line with the trend of nominal GDP, the disposable income of urban residents in the PRC recorded an increase from 2014 to 2021, as there was a rise in overall household spending capabilities due the blooming economy. According to the National Bureau of Statistic of the PRC, the per capita disposable income of urban residents in the PRC increased from $4,305 in 2014 to $7,230 in 2021, representing a CAGR of 7.7%. Previously, our platform focused on providing enterprise services to enterprises and entrepreneurs, but we are actively expanding our service to individuals and families that seek advice and services relating to health, beauty, travel, fashion, housing, etc.

When SDH first launched its services, the aim was not only to continue providing enterprise services to PRC’s growing business communities, but also create a marketplace where qualified entities (individuals and enterprises) have opportunities to serve as providers, and receive rewards by sharing their knowledge with others on the platform. As of March 2022, our knowledge sharing and enterprise service ecosystem had 739 Mentors, 1,176 Experts, 1,551 Members, and 5.50 million Users. In addition to serving Users and Members, SDH continues to provide enterprise services to small and medium-sized enterprises in China through a dedicated team with seven full-time professional consultants, as well as Mentors and Experts. The providers (Mentors, Experts and consultants) are successful entrepreneurs, scientists, investors, and professionals with qualifications and achievements in major industries such as finance, energy, health care, technology, manufacturing and academia. Our core strength is the knowledge brought by our providers, highlighted by their experiences, wisdom, industry know-how, and social connections.

SDH offers online services to Users on the APP, which was released to the public in May 2016, and offline services to Members. The number of Users, measured as the total of unique individuals who downloaded and registered to use our APP on their mobile devices, has increased from approximately 800,000 in December 2017 to approximately 5.5 million in March 2022. The number of Members, measured as the total number of active subscribers of the three annual memberships (platinum, diamond and protégé), has increased from 139 in May 2016 to 1,551 in March 2022. “Active subscribers” are those who signed on and made full payment to receive yearly Member services that were in effect (within the year period) at the time of measurement.

All of the Members are encouraged to become Users by downloading and registering on the APP to enjoy free online services, some Users also become Members in order to have access to our offline services. The services SDH currently offers to Users are (1) Questions and Answers (Q &A) Sessions and (2) streaming of audio and video courses and programs. The offline services SDH offers to Members are study tours and forums.

In late 2019, taking advantage of our knowledge of market demand and trends, as well as access to resources afforded to us by our knowledge sharing platform, SDH started procuring and offering merchandises for sale through its platform to clients and the general public. The merchandises are obtained through: (1) fee exchange arrangement, through which SDH receives products in exchange for collection of membership fees and consulting fees earned from customers at SDH’s discretion, and (2) direct purchases from customers and third parties based on market trend and demand. For the fiscal year ended December 31, 2019, $2,500,481 or 76% of the merchandises for sale were obtained through our fee exchange arrangement with our customers, and $786,791 or 24% were through direct purchases from our customers and third parties. For the year ended December 31, 2020, $2,302,274 or 85.05% of the merchandises for sale were obtained through our fee exchange arrangement with our customers, and $404,622 or 14.95% were through direct purchases from our customers and third parties. For the fiscal year ended December 31, 2021, $1,938,381 or 62.41% of the merchandises for sale were obtained through our fee exchange arrangement with our customers, and $1,167,292 or 37.59% were through direct purchases from our customers and third parties.

We generated net revenues of $17,925,476, $23,181,084 and $7,409,272 for the fiscal years 2019, 2020, and 2021, respectively. Our revenues were generated from the following:

●	fees generated from Member services, in the amount of $2,525,084, $872,629, and $498,330, or 14.09%, 3.76% and 6.73% of the net revenues of fiscal years 2019, 2020 and, 2021, respectively;

●	fees generated from enterprise services, in the amount of $15,210,675, $20,361,041, and $4,751,820, or 84.85%, 87.84%, and 64.13% of the net revenues of fiscal years 2019, 2020 and 2021, respectively;

●	fees generated from sale of merchandises, in the amount of $9,568, $1,495,365 and $2,104,766, or 0.05%, 6.45%, and 28.41% of the net revenues of fiscal years 2019, 2020 and 2021, respectively;

●	fees generated from online services, in the amount of $66,304, $361,933, and $40,391, or 0.37%, 1.56% and 0.55% of the net revenues of fiscal years 2019, 2020 and 2021, respectively; and

●	fees generated from other services, in the amount of $113,845, $90,116, and $13,965, or 0.64%, 0.39%, and 0.18% of the net revenues of fiscal years 2019, 2020 and 2021, respectively.

Recent Development

On April 2, 2022, Zhuhai Zibo, a wholly-owned subsidiary of GIOP, entered into an investment agreement (the “Agreement”) with the following parties to form a joint venture (the “JV”) dedicated to the production of high-grade lithium-ion power battery anode materials: Shanghai Huiyang Investment Co., Ltd. (“Huiyang”),  Haicheng Shenhe Technology Co., Ltd. (“Shenhe”), Guizhou Yilong New Area Industrial Development Investment Guizhou Guangyao Management Partnership (“Guangyao”),Co., Ltd. (“Yilong Investment”), Hainan Fuhe Investment Management Partnership (“Fuhe”), and eight individuals who will be appointed to various management positions at the JV. Pursuant to the Agreement, Zhuhai Zibo owns 51% equity interest in the JV, and Huiyang, Shenhe, Yilong Investment, Guangyao and Fuhe each owns a stake of 12.50%, 12.50%, 4%, 10% and 5% in the JV, respectively. The eight individual shareholders of the JV together own an aggregated 5% equity interest in the JV. The Agreement and related transactions were approved by GIOP’s shareholders at an extraordinary general meeting of shareholders held on April 1, 2022.

The JV, Sunrise Guizhou, has been established in the New Materials Industrial Park of Yilong District, Xingyi City of Guizhou Province, with a total investment amount of up to RMB620 million ($98.13 million) and a total land area of approximately 266,800 square meters, for the production of high-grade lithium-iron power battery anode materials. Construction of the production facilities at the site is expected to be completed within 15 months after the JV obtains regulatory approvals for the construction of the production facilities. Zhuhai will be responsible for the operation of the JV, with the assistance and support of other shareholders of the JV. Yilong Investment is obliged to use reasonable efforts to obtain, on behalf of the JV, national-level tax incentives and favorable government treatments, and will coordinate with local financial institutions to provide financing to the JV. Yilong Investment shall also ensure that the production facilities have enough power supply in the form of clean energy, and will assist the JV in obtaining the required regulatory approvals for the construction and operation of the production facilities.

Knowledge Sharing and Enterprise Service Platform Ecosystem

Members and Users

Members

Members can choose from three annual membership plans: Platinum, Diamond, and Protégé. Members enjoy services included in their respective membership plans. The following table presents the annual membership fees and the number of Members for each of the membership tiers, as of March 31, 2022:

Membership Tiers	Annual Membership Fee	Number of Members
Platinum	RMB 16,800 (approximately US$2,435)	917
Diamond	RMB 98,000 (approximately US$14,203)	601
Protégé	RMB 500,000 (approximately US$72,464)	33

Users

The APP is available in the PRC and elsewhere in the world where potential Users can access on the internet the http hyper-link provided for downloading/installing the APP on their mobile devices; anyone over the age of 18, with a mobile phone (IOS or Android) can download the APP and complete an online registration process to become a User. Currently, although SDH does not charge any fee to register for the APP, SDH does require Users to obtain a verification code via their mobile devices to register. Additionally, Users must agree to the Terms of Use in the form of a user agreement, which can be completed and submitted to us on the APP.

Since the inception of the APP in May 2016, the number of Users has increased steadily from year to year. As of March 31, 2022, SDH had approximately 5.5 million APP Users.

Mentors and Experts

Mentors

Mentors are leaders in their respective professional fields, all of them enjoy strong social influence due to their professional achievements and social status in China. The majority of Mentors are successful well-known entrepreneurs, executive officers of public companies, PE/VC partners, doctors, and artists, in a wide range of industries including academia, health care, financial service, energy, technology, manufacturing, etc. As of March 31, 2022, we had 739 Mentors, and all of them were hand-picked and invited by our management to join our platform.

Below are some of the representative Mentors (not in any particular order):

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

Experts

Experts are skilled and qualified in their specialized fields to provide advice and guidance to Users. Persons can become Experts through a certification process either on the APP or in-person at SDH’s local offices and centers. The certification process consists of three steps: (1) an applicant is required to demonstrate his or her expertise and qualifications by submitting an application along with supporting documents such as resume, publications, and school transcripts; (2) our team reviews and verifies the applicant’s qualifications and background information, based on which we make a determination on whether to approve the application; and (3) SDH enters into a service agreement with the approved applicant. As of March 31, 2022, we had 1,176 Experts.

Service Agreements with Our Mentors and Experts

Each of the Mentors and Experts, as a service provider on our platform, must enter into a service agreement with us that governs the rights and obligations of each party. The term of the service agreement is open and can be terminated by either party without any cause, and the services they provide to our Users and Members must be given exclusively on our platform, either online or offline, for which the fees generated are shared between SDH and the providers, usually at a 30/70 split, that is, we receive 30% and providers receive 70% of the fees. Under certain circumstances where providers generate additional fees such as registering new members, the providers will be entitled to a larger percentage of the fees generated, as decided between the parties on a case-by-case basis.

Local Centers

In order to better assist and service Members as well as promote its business, SDH established a number of local centers in major cities in China, predominant in the provinces in the Southern and Eastern China, where there are more economic activities. The local centers are used for business development and communications where local Members gather to share information, promote businesses, and organize events such as product promotions and lectures. The local centers are operated under our supervision by Diamond and Protégé Members, who must have access to office spaces of at least twenty square meters, and whose qualifications must be pre-approved by our management. SDH also enters into a service agreement with each of the local center operators. Currently, SDH does not pay any fees to the Members who operate local centers. As of March 31, 2022, SDH had 51 local centers located in 35 cities and 21 provinces.

Enterprise Service Consultants

SDH has a professional consulting team with seven full-time employees, who have at least five years of experience in their respective fields of professions, including finance, capital markets, marketing, public relations, sales, etc. The majority of our team previously worked in the technology or finance industries. See “Consulting” below.

Enterprise Service Clients

The majority of the Enterprise Service Clients are small and medium-sized enterprises located in the following provinces: Zhejiang, Shanxi, Guangdong, Shandong and Liaoning, as well as Shanghai City. For the fiscal year ended December 31, 2019, 2020, or 2021, no client accounted for more than 10% of our revenues.

Services

Member Service

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

During each of the study tours and forums, a number of Mentors and Experts, along with other business leaders, are invited to attend, give speeches and host discussion sessions at these activities. SDH compensates the attending Mentors and Experts with fees ranging from RMB5,000 (approximately US$725) to RMB20,000 (approximately US$2,899) depending on factors such as the size of the audience, the location of the activity and qualifications of the attending Mentors and Experts.

Member activities are open to non-members, who pay RMB3,000 (approximately US$427) for each activity. For the fiscal years 2019, 2020, and 2021, we generated fees from non-members in the amount of $113,845, $90,116, and $ 13,965 respectively.

Study Tours

Beginning in 2016, SDH started organizing study tours for our Members, and offered thirteen, four, and one study tours in 2019, 2020, and 2021, respectively. The number or the study tours in 2020 decreased because of restrictions imposed by the government due to the Covid-19 pandemic. These restrictions eased in the second half 2020 when SDH was able to resume study tours. The study tours are designed to provide trainings on real world business skills for entrepreneurs and executives. Each study tour generally lasts two days, in which a day and a half are dedicated to classroom style lecturing and discussions, while the remaining half day is spent on visiting the headquarters or facilities of successful enterprises. All participants are responsible for their own food, traveling and living accommodations throughout the study tours.

Below are some of our study tours given in the past:

Dates	Location (City)	Enterprise Visited

April, 2021	Jing Gangshan	Jing Gangshan red special training camp
November, 2020	Zibo	Zibo Yuanshang Museum
September, 2020	Jiangkou	Hubei Wudang Yangshengtang Ltd.
August, 2020	Jian	Jinggangshang Training Center
June, 2020	Hangzhou	Douyin Hagnzhou Center
July, 2019	Liaocheng	Dong-E-E-Jiao Co Ltd
June, 2019	Hangzhou	Wahaha Group
May,2019	Guangzhou	Xuesong Group
August, 2018	Quanzhou	361 Degrees International Limited
July, 2018	Taiyuan	Fenjiu Group
May, 2018	Ningbo	Sunny Optical Technology (Group) Co., Ltd. and Ningbo Shanshan Co., Ltd.

Forums

SDH organizes large-scale forums (with more than 1,000 attendees) that last two to three days. The purpose of the forums is to share business intelligence with small and medium-sized enterprises and help them develop business plans and strategies. The themes of the forums are usually related to interpretation of newly published governmental policies, sharing of industry opportunities and perspectives on corporate transformation and growth. SDH held two large-scale forums in 2019, one in 2020. No large-scale forum was held due to Covid-19 restrictions.

Enterprise Service

In addition to providing services to Users and Members, SDH has been providing customized enterprise service to small and medium-sized enterprises in the PRC since its inception in 2014. Enterprise service is an integral part of its platform, and a number of the Enterprise Service Clients are also Members and Users.

Below are the three main enterprise services we provide:

Comprehensive Tailored Services

Comprehensive Tailored Service are geared towards small and medium-sized businesses, to provide tailored packaged services including conference and salon organizations, booth exhibition services, guidance by Mentors and Experts, and other value-added services, for the purpose of promoting and growing their businesses. Clients are required to enter into service agreements with us, which are individually negotiated based on the services and resources we provide. For 2019, the comprehensive enterprise service generated revenue in the amount of US$5,733,342 from 89 clients. For 2020, the comprehensive enterprise service generated revenue in the amount of US$13,345,880 from 80 clients. For 2021, the comprehensive enterprise service generated revenue in the amount of US$1,433,847 from 80 clients.

Consulting

A team of professional consultants provides enterprise consulting services and develops strategies and solutions for corporate reorganization, product promotion and marketing, industry supply chain integration, corporate governance, financing and capital structure, etc. the consulting services are customized to meet each client’s specific needs and requirements. The fees and payment structures are based on the specifics of the services we provide, such as the time and efforts required, the duration of the service, and are usually in the range of RMB20,000 (approximately US$2,898) to RMB80,000 (approximately US$11,594) for a one-time service charge, or monthly fees in the amounts of RMB10,000 (approximately US$1,449) to RMB20,000 (approximately US$2,898) for continued services.

Sponsorship Advertising

Sponsorship advertising is a special form of advertising, generally referring to a publicity strategy adopted by enterprises in order to enhance their corporate and product image, as well as brand awareness and influence. SDH provides sponsorship advertising services for enterprise clients at various events, such as forums and study tours, in the following forms:

●	SDH displays the names and logos of the sponsor enterprises on the background and display boards.

●	The representatives of the sponsor enterprises are assigned to the VIP seating areas with name tags displaying their company names and logos.

●	The sponsor enterprises enjoy a certain number of tickets for an event, which can be used for sale or as gifts to their customers.

●	The names and logos of the sponsor company are displayed in the related advertisements and promotional materials for an event.

●	SDH uses products exclusively provided by the sponsor enterprise for an event.

●	The names and logos of the sponsor enterprise may also be displayed in programs and videos SDH produces such as “Haiping’s Meeting Room.”

The fees we charge for sponsorship advertising is in the range of RMB500,000 (approximately US$72,463) to RMB2,000,000 (approximately US$289,855) per engagement, depending on several specific factors, such as the number of the participants, the location, and popularity of an event.

Sale of Merchandises

In late 2019, SDH started procuring and offering merchandises for sale through its platform to clients and the general public. The merchandises include Chinese tea, red wine, wellness products, gift cards, and others. Some of the merchandises for sale are obtained from Members and enterprise service clients through exchange for collection of membership fees and consulting fees. Such exchanges are non-routine and made at our discretion, based on a number of factors, including but not limited to, the market trend and demand for such merchandises, the profit margin expected to be realized from the sale of such merchandises, and the credit-worthiness of and the relationship with these clients. Other merchandises are sourced and purchased from customers directly at preferred prices or from third parties, based on our knowledge of current market trend and demand generated from our platform. We expect to continue to offer certain customers the option to exchange merchandises in lieu of membership fees and consulting fees at our discretion, which practice we believe is a win-win for us and our clients, though it will only serve as a non-routine practice that is supplemental to our business operation.

Online Service

SDH provides Users two services on the APP: (1) Question and Answer (Q&A) Sessions and (2) Online Streaming of Courses and Programs. In addition, our APP has a community building function that facilitates relationship building on our platform. For example, our APP allows Users to share their “moments,” such as pictures and videos of their life experiences, via instant messaging, with other Users on the APP. Users may also “like” and/or comment on other User’s “moments.” In addition, Users may establish their own communities by creating and inviting other Users to join his or her group.

The APP

The APP was launched in May 2016, and runs on both IOS and Android devices. SDH strives to provide Users superb experiences on the APP and have established an in-house Information Technology team of eight employees dedicated to the development and support of our system. To date, SDH has registered 35 computer software copyrights with the Copyright Protection Centre of China (CPCC), in connection with the development of the APP. In October 2017, as a result of its efforts, SDH was certified by the State Intellectual Property Office (“SIPO”) as a national high-tech enterprise, which affords SDH a favorable tax rate of 15%, rather than the unified rate of 25% for the duration of the certification. The certification lasts for three years, and was renewed in 2020. As of March 31, 2022, the APP has been downloaded by approximately 5.5 million Users. The number of average monthly active Users was approximately 87,899 in 2020 and approximately 1,104 in 2021.

Questions and Answers (Q &A) Session

Mentors and Experts, as providers, are available to answer questions and share valuable personalized guidance and advice in a wide range of fields, including business management, health care, beauty, financial services, education, etc. Through a Q&A session, a User can submit questions on our APP to a chosen provider, who are listed on the APP under their specializing sectors, and receive a response within 72-hours. When a User submits a question on our APP, our customer service representatives and the chosen provider receive a text notification from our system immediately. Upon receipt of the text notification, a provider is required to respond within 72-hours, although most of the time the responses are provided in a much shorter time frame. If the response is delayed or unsatisfactory to the User, he or she may notify our customer service representatives who will contact the provider to follow-up with the User.

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

As of March 31, 2022, our APP completed a total of 9,864 Q&A sessions, and had about 941 daily accesses to shared Q&A sessions. Our providers generate about an average of RMB1,975 from answering questions in the Q&A sessions per month for the 24 months ended March 31, 2022.

Online Streaming of Video & Audio Courses and Programs

SDH provides video and audio courses and programs on the APP for on-demand and live streaming. At present, the APP has approximately 4,806 audio and 5,279 video courses and programs available for streaming. The majority of the courses and programs are business-oriented, which cover subjects such as entrepreneurship development, financial service, corporate governance, team management, marketing strategy, etc. We also provide some focused courses and programs that target special audience groups, such as parent-child education for new parents, and business school selection programs for graduate students. The majority of the online courses are sourced from third party content providers including professional content production companies and individuals.

At present, we release an average of 200 to 220 online courses and programs each month and have 2 to 3 online streaming sessions every week. As of March 31, 2022, approximately 39% of the courses and programs were produced and owned by our subsidiary, GMB Culture. We produce in-house video and audio courses and programs for streaming on our APP and several other internet content providers in China, such as Tencent, iQiyi, Youku, and Himalaya FM.

The other content on the APP were produced by third party content providers, including (1) approximately 42% by Beijing Winning at the Frontlines Cultural Exchange Co., Ltd. (“Beijing Winning”), (2) approximately 13% by individual content providers, such as our Mentors and Experts, and (3) the remaining 45% by other third party production companies including Beijing Binbin Youli Network Technology Co., Ltd., Shanghai Maokong Information Technology Co., Ltd., Beijing Friendship Culture Communication Co., Ltd., Asia United Education Technology Co., Ltd., Xiameng Xingfujia Co., Ltd., and Wuxi Ruijian Times Co., Ltd.

All content on the APP is copyrighted. SDH enters into licensing agreements with the third party content providers and has full rights to use and distribute the content on our APP. On May 30, 2016, SDH entered into a strategic cooperation agreement and a copyright authorization agreement, both for a term of five-years, with our main third party content provider, Beijing Winning. Pursuant to the agreements, SDH had non-exclusive right to use and distribute Beijing Winning’s productions on our platform without paying any upfront fee, and Beijing Winning had the right to all derivative profits, including consulting and speaking fees generated from engagements made with our Users. On November 2, 2019, SDH entered into an intangible assets purchase agreement with Beijing Winning to acquire 3,104 episodes of “Big Lecture Hall of Winner business management TV program” owned by Beijing Winning for a total price of RMB36,000,000 (approximately US$5,097,345). We agreed to pay the purchase price to Beijing Winning in seven installments from November 19, 2019 to February 2, 2020, and the full ownership of the purchased assets was transferred to us on November 19, 2019.

The agreements with the other third party content providers, including both individuals and professional production companies, grant us non-exclusive right to use and distribute the third party content in exchange for a specified percentage of profits generated by such content on our platform.

Prior to 2019, most of the online content was free for Users to enjoy because SDH mainly focused on growing the online knowledge sharing community. In November 2019, SDH started to implement a new fee structure for the online content. As of the date of this annual report, approximately 89%, or 9,026 online courses and programs require fees to access; while the remaining 1,059, or 11%, are still available for our Users to enjoy without any fees. Under the new fee structure, there are two paid content categories: (1) a la carte: Users are charged from RMB 9.9 to 299 per course or program; and (2) VIP annual subscription: Users are charged a yearly access fee of RMB299 for all of the VIP courses and programs. As of the date of the annual report, there are approximately 5,269 a la carte courses and programs, and 3,757 VIP courses and programs.

Other Services

Member activities, including study tours and forums, are also open to non-members, who pays a fixed fee of RMB3,000 (approximately US$427) for each activity. Fees are usually collected on site on the date of each activity. For the fiscal years 2019, 2020, and 2021, we generated fees from non-members in the amount of $113,845, $90,116 and $13,965, respectively.

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

The VIE obtained the ICP License on July 2, 2019, which will remain effective for 5 years.

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

In addition, in June 2018 the MOFCOM and the NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, which was most recently amended on December 27, 2021 and effective on January 1, 2022. The value-added telecommunications services (except for e-commerce, domestic conferencing, store-and-forward, and call center services), or the VATS, fall within the Negative List.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and most recently amended in March 29, 2022, or the FITE Regulations, the ultimate foreign equity ownership in a VATS provider may not exceed 50%. Moreover, for a foreign investor contemplating to acquire any equity interest in a VATS business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating VATS business overseas.

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

To comply with these laws and regulations, the VIE obtained the ICP License on July 2, 2019, which will remain effective for 5 years, we have also adopted and implemented strict information security policies and measures to protect our cyber security systems and customer information.

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

To further regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of the PRC, the SARFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which took effect on January 31, 2008 and subsequently amended on August 28, 2015. Pursuant to the Audio-Visual Program Provisions, Internet audio-visual program services refer to activities of making, redacting and integrating audio-visual programs, providing them to the general public via the Internet, and providing platforms for uploading and spreading audio-visual programs. Providers of internet audio-visual program services are required to obtain the Audio-Visual License issued by SARFT, or complete certain registration procedures with SARFT. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by SARFT. The VIE is neither state-owned nor state-controlled, therefore it is unlikely that it will be able to obtain the Audio-Visual License if required to do so. Whoever engages in Internet audio-visual program service without the license or registration, the competent authorities shall give it/him an admonition and order it/him to correct, and may impose a fine of not more than RMB30,000 (approximately US$4,348); if the circumstances are serious, a punishment shall be imposed in accordance with the provision of Article 47 of the Radio and Television Administration Regulation.

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

On June 10, 2021, the SCNPR promulgated the Data Security Law of the PRC, or the Data Security Law, which took effect on September 1, 2021. Under the Data Security Law, data refers to any record of information that is kept electronically or otherwise, and data processing includes the collection, storage, use, processing, transmission, provision, and disclosure of data. Pursuant to the Data Security Law, any individual or entity shall only collect data in a legitimate and proper manner. A data security review mechanism will be established by the State, and any data processing activity that endangers or may endanger national security shall be subject to national security review. The security management for the cross-border transfer of important data collected and produced during operation by CIIOs or other data processors within the territory of the PRC shall be subject to the Cyber Security Law and other regulations and rules that promulgated by the CAC and the State Council. In case of any non-compliance under the Data Security Law, a data processor may be ordered to make corrections, and under certain serious circumstances, such as severe data divulgence, may be subject to penalties, including the revocation of business license or other permits.

On December 28, 2021, 13 PRC authorities, including the NDRC, the MOFCOM, the MIIT, the CAC, and several other authorities jointly promulgated the revised Cybersecurity Review Measures, which came into effect on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to CIIOs that intend to purchase Internet products and services, online platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

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

On March 12, 2021, the CAC, the MIIT, the MPS and the SAMR jointly promulgated the Regulations on the Scope of Necessary Personal Information for Common Types of Mobile Internet Apps, which will become effective on May 1, 2021. According to these regulations, an app may not refuse a user from using its basic functional services if the user disagrees to provide unnecessary personal information. In particular, basic functional services of job hunting and recruitment applications are the "exchange of job hunting and recruitment information," and the necessary personal information includes mobile phone numbers of registered users and resumes provided by job seekers. Additionally, the regulations also apply to mini programs, which are apps developed and based on open platform interfaces and available to users without installation.

On August 20, 2021, the SCNPC adopted the Personal Information Protection Law of the PRC, or the PIP Law, which took effect on November 1, 2021. The PIP Law includes the basic rules for personal information processing, the rules for cross-border provision of personal information, the rights of individuals in personal information processing activities, the obligations of personal information processors, and the legal responsibilities for illegal collection, processing, and use of personal information. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the PIP Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

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

The VIE obtained an Internet Culture Business Operating License on February 3, 2019, which was updated on July 17, 2020 to cover the operation of online performances. The Internet Culture Business Operating License is effective for three years and SDH is currently in the process of renewing the license.

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

Regulations Related to Intellectual Property Rights

Copyright

The Copyright Law of the PRC, or the Copyright Law, which took effect on June 1, 1991, was amended in 2001, 2010 and 2020. The latest version will come into effect on June 1, 2021. Under the currently effective Copyright Law and its implementing regulations adopted in 2002 and amended in 2011 and 2013, Chinese citizens, legal persons, or other organizations will, whether published or not, enjoy copyright provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations.

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

Our PRC counsel has advised us that, based on its understanding of current PRC laws, rules, and regulations, and the M&A Rules, the CSRC approval is not required in the context of this offering because: (i) our PRC subsidiaries were established by means of direct investment rather than by mergers with or acquisitions of any PRC domestic companies as defined under the M&A Rules, and (ii) no explicit provision in the M&A Rules classifies the respective contractual arrangements among WFOE, SDH and its shareholders as a type of acquisition transaction falling under the M&A Rules. Notwithstanding the above opinion, our PRC counsel has further advised us that uncertainties still exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If the CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. See “Risk Factors—Risks Related to Doing Business in China—The failure to comply with PRC regulations relating to mergers and acquisitions of domestic entities by offshore special purpose vehicles may subject us to severe fines or penalties and create other regulatory uncertainties regarding our corporate structure.”

On December 24, 2021, the CSRC and relevant departments of the State Council issued the Draft Rules Regarding Overseas Listings, which aim to regulate overseas securities offerings and listings by China-based companies, for public consultation. The Draft Rules Regarding Overseas Listing aim to lay out the filing regulation arrangement for both direct and indirect overseas listing and clarify the determination criteria for indirect overseas listing in overseas markers. Where an enterprise whose principal business activities are conducted in the PRC seeks to issue and list its shares in the name of an overseas enterprise based on equity, assets, income, or other similar rights and interests of the relevant PRC domestic enterprise, such activities are deemed an indirect overseas issuance and listing. According to the Draft Rules Regarding Overseas Listings, among other things, after making initial applications with overseas stock markets for initial public offerings or listings, or after the completion of issuance of overseas listed securities by the overseas listed issuer, all China-based companies shall file with the CSRC within three working days. For the initial public offerings or listings applicants, the required filing materials with the CSRC include (without limitation): (i) record-filing reports and related undertakings, (ii) compliance certificates, filing, or approval documents from the primary regulators of the applicants’ businesses (if applicable), (iii) security assessment opinions issued by related departments (if applicable), (iv) PRC legal opinions, and (v) the prospectus; while for overseas listed issuers who issue overseas listed securities, the required filing materials with the CSRC include (without limitation): (i) record-filing reports and related undertakings and (ii) PRC legal opinions. In addition, overseas offerings and listings may be prohibited for such China-based companies when any of the following applies: (i) if the intended securities offerings and listings are specifically prohibited by the laws, regulations or provision of the PRC; (ii) if the intended securities offerings and listings may constitute a threat to, or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (iii) if there are material ownership disputes over applicants’ equity interests, major assets, core technologies, or the others; (iv) if, in the past three years, applicants’ domestic enterprises, controlling shareholders, or de facto controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (v) if, in the past three years, any directors, supervisors, or senior executives of applicants have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; or (vi) other circumstances as prescribed by the State Council. The Draft Administrative Provisions further stipulate that a fine between RMB1 million and RMB10 million may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Draft Rules Regarding Overseas Listings, and in cases of severe violations, a parallel order to suspend relevant businesses or halt operations for rectification may be issued, and relevant business permits or operational license revoked. As of the date of this annual report, the Draft Rules Regarding Overseas Listings have been released for public comment only and have not been formally adopted, uncertainties remain as to its enactment or future interpretations and implementations. See “Risk Factors—Risks Related to Doing Business in China—The Draft Rules Regarding Overseas Listings were released by the CSRC for public consultation. While such rules have not yet come into effect, the Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of our Ordinary Shares to significantly decline or become worthless.”

C. Organizational Structure

The following diagram illustrates our current corporate structure, which includes our significant subsidiaries as of the date of this annual report:

Contractual Arrangements among WFOE, SDH and Its Shareholders

Neither we nor our subsidiaries own any equity interest in SDH. Instead, we control and receive the economic benefits of SDH’s business operation through a series of contractual arrangements. WFOE, SDH and its shareholders entered into a series of contractual arrangements, also known as VIE Agreements, in June 2019. Pursuant to the VIE Agreements, WFOE holds the contractual right to control and operate the business of SDH. Therefore, pursuant to ASC 810, SDH has been included in the Company’s consolidated financial statements since June 2019.

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

D.  Property, Plants and Equipment

We currently maintain our headquarters in Beijing and Shanghai in the PRC. Our total office space is 4,416 square meters including both leased and owned properties. We lease 1,324 square meters of office space under four non-cancelable operating lease agreements with expiration dates through December 31, 2022. Operating lease expense amounted to $244,045, $352,645, and $379,355 for the years ended December 31, 2021, 2020 and 2019, respectively. In December 2019, the Company signed property purchase agreements to acquire four properties in Beijing with approximately an aggregate of 638 square meters of office space for a total consideration of US$2,991,492. The Company paid US$1,204,094 as a prepayment during the year ended December 31, 2019 and paid the rest of the consideration of US$1,787,398 and acquired the ownership of the properties in May 2020.

Future minimum lease payments under non-cancellable operating leases were as follows as of December 31, 2021:

Year ending December 31,
2021	$103,408

ITEM 4.A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the Company’s financial condition and results of operations is based upon and should be read in conjunction with the Company’s consolidated financial statements and their related notes included elsewhere in this annual report. This annual report contains forward-looking statements. See “Forward-Looking Information” in this annual report. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. The Company caution you that its businesses and financial performance are subject to substantial risks and uncertainties.

Overview

The VIE, or SDH started operating as a consulting company providing enterprise services to small and medium-sized enterprises in the PRC in December 2014, and launched its peer-to-peer knowledge sharing and enterprise service platform in May 2016. Since then, SDH has continued to expand and improve its platform, where knowledge is shared and gained, and services are requested and provided. Operating its platform through its PRC operating entity, SDH and its subsidiaries, both on-line, via the mobile application “Shidonghui App” (the “APP”), and off-line, through its local offices in Beijing, Shanghai and Hangzhou, as well as 51 local centers operated by some of its members in 35 cities and 21 provinces throughout the PRC. SDH’s mission is to become a leading knowledge sharing and enterprise service platform in China.

Substantially all of SDH’s operations are conducted in the PRC and all of the revenues are denominated in RMB. Foreign ownership of certain parts of its businesses including the value-added telecommunications services, or the VATS, is subject to restrictions under current PRC laws and regulations. See “Regulations—Regulations Related to Foreign Investment.” We have relied and expect to continue to rely on contractual arrangements with SDH, its subsidiaries and shareholders to operate the business in China. For a description of these contractual arrangements and uncertainties regarding the interpretation and application of current or future PRC laws and regulations, see “Business—Contractual Arrangements between WFOE, SDH and Its Shareholders.” and “Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”.

Through the last two decades, a growing economy and a generally positive market environment have created many entrepreneurial and high-growth enterprises, many of which need corporate services such as financial consulting and management training. Likewise, as a result of China’s economic expansion, the Chinese population saw large increases of personal wealth.

When SDH launched its platform, the aim was not only to continue providing enterprise services to PRC’s growing business communities, but also create a marketplace where qualified entities (individuals and enterprises) have opportunities to serve as providers, and receive rewards by sharing their knowledge with others on the platform. As of March 31, 2022, SDH’s knowledge sharing and enterprise service ecosystem had 739 Mentors, 1,176 Experts, 1,551 Members, and approximately 5.50 million Users. In addition to serving the Users and Members, SDH continue to provide enterprise services to small and medium-sized enterprises in China, through a dedicated team with ten full-time professional consultants, as well as the Mentors and Experts. The providers (Mentors, Experts and consultants) are successful entrepreneurs, scientists, investors, and professionals with qualifications and achievements in major industries such as finance, energy, health care, and academia. SDH’s core strength is the knowledge brought by its providers, highlighted by their experiences, knowledge, industry know-how, and social connections.

On April 2, 2022, SDH’s subsidiary, Zhuhai (Zibo) Investment Co., Ltd. (“Zhuhai”) entered into an investment agreement with certain parties to form a joint venture (“JV”) dedicated to the production of high-grade lithium-ion power battery anode materials. The JV is established in the New Materials Industrial Park of Yilong District, Xingyi City of Guizhou Province, with a total investment amount of up to RMB620 million ($98.13 million) and a total land area of approximately 266,800 square meters, for the production of high-grade lithium-iron power battery anode materials.

Key Factors that Affect Operating Results

The Company believes the following key factors may affect the financial condition and results of operations:

SDH’s success depends on the ability to acquire clients effectively

The ability to increase our revenue largely depends on the ability to attract and engage potential clients, which include Users, Members, and Enterprise Service Clients. The sales and marketing efforts include those related to client acquisition and retention, and general marketing. The Company intend to continue to dedicate significant resources to sales and marketing efforts and constantly seek to improve the effectiveness of these efforts to grow the revenues.

The client acquisition channels primarily include sales and marketing campaigns and existing client referrals. In order to acquire clients, the Company has made significant efforts in building mutually beneficial long-term relationships with local government and local business associations. In addition, the Company also market services through the influence of the founder and CEO, Mr. Haiping Hu, who is a well-known entrepreneur in China, and through social media platforms, such as WeChat and Weibo. If any of the current client acquisition channels becomes less effective, or if the Company is unable to continue to use any of these channels, the Company may not be able to attract new clients in a cost-effective manner or convert potential clients into active clients and may even lose the existing clients to the competitors. To the extent that the current client acquisition and retention efforts becomes less effective, service revenue may be significantly impacted, which would have a significant adverse effect on revenues, financial condition and results of operations.

A severe or prolonged slowdown in the global or Chinese economy could materially and adversely affect the Company’s business and the financial condition.

The rapid growth of the Chinese economy has slowed down since 2012 and such slowdown may continue in the future. There is considerable uncertainty over the trade conflicts between the United States and China and the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China; the withdrawal of these expansionary monetary and fiscal policies could lead to a contraction. There continue to be concerns over unrest and terrorist threats in the Middle East, Europe, and Africa, which have resulted in volatility in oil and other markets. There are also concerns about the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. The eruption of armed conflict could adversely affect global or Chinese discretionary spending, either of which could have a material and adverse effect on the Company’s business, results of operation in financial condition. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy would likely materially and adversely affect the Company’s business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect the Company’s ability to access capital markets to meet liquidity needs.

Ability to attract and retain the Company’s qualified service providers

The Company rely heavily on the expertise of our service providers, including Mentors, Experts, and consultants to maintain the core competence. As of March 31, 2022, the Company had approximately 739 mentors, 1,176 experts, and a team of professional consultants as the Company’s knowledge sharing providers. Many of the mentors are experienced leaders of successful well-known corporations. Likewise, the Company’s experts are outstanding professionals in their specialized fields, the Company’s team of consultants is professionals with an average five years industrial experiences. Under their leadership, the Company had been able to achieve significant growth since it launched the knowledge sharing and enterprise service platform in 2016. As the business scope increases, the Company expect to continue to invest significant resources in hiring and retaining service providers. The ability to sustain growth will depend on the Company’s ability to attract and retain qualified service providers.

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

Essentially all of SDH’s revenues and operations are generated in China. Consequently, the results of operations and financial performances have been affected materially for the year ended December 31, 2021. Due to the government restrictions, SDH was prevented from arranging offline activities generally for the year ended December 31, 2021, resulting in cancellations or postponements of study tours, forums and sponsorship advertising events, which adversely impacted the performance of SDH’s member services and enterprise services, especially sponsorship advertising services. In addition, due to widespread economic disruptions during the outbreak, demand for comprehensive tailored services and advertising services were also adversely affected. For the year ended December 31, 2021, SDH’s revenue from comprehensive tailored services decreased by $11,912,033 or 89.26%, revenue from sponsorship advertising services decreased by $4,864,137, or 73.72% as compared to the same period of 2020.

To mitigate the negative impact of the COVID-19 outbreak on SDH’s business, SDH managed to hold more small forums and salons to provide consulting services. Since May 2021, the corresponding revenue from consulting services increased by $1,166,949, or 280.09% as compared to the same period of 2020. SDH also continued to expand revenues from the sale of merchandise, which increased by $609,401 or 40.75% from sales of merchandises, as compared to the same period of 2020.

In addition, due to the outbreak of Omicron in early 2022, SDH made further assessment on the financial conditions of its clients, and the economic trends of regions affected by Omicron, such as Shanghai city. After this review, additional provisions were made for doubtful accounts for year ended December 31, 2021, which was $5,744,387, an increase of $3,935,498 or 217.56% as compared to the same period of 2020.

Results of Operations

The following table summarizes the results of the Company’s operations during the year ended December 31, 2021, 2020 and 2019, respectively, and provides information regarding the dollar and percentage increase or decrease during such periods.

	For the years ended December 31,
	2021	2020	2019

REVENUE, NET	$7,409,272	$23,181,084	$17,925,476

COSTS AND OPERATING EXPENSES
Service costs	1,823,358	2,087,425	2,109,649
Cost of goods sold	2,063,296	892,791	-
Selling expenses	946,775	906,456	1,350,894
General and administrative expenses	7,834,291	3,897,040	2,897,079
Research and development expenses	2,151,565	671,312	795,540
Total costs and operating expenses	14,819,285	8,455,024	7,153,162

(LOSS) PROFIT FROM OPERATIONS	(7,410,013)	14,726,060	10,772,314

OTHER (EXPENSES) INCOME, NET
Investment losses	(2,118,453)	(1,087)	(23,799)
Interest income	173,173	214,460	212,285
Other income, net	404,380	72,837	9,069
Total other (expenses) income, net	(1,540,900)	286,210	197,555

(LOSS) PROFIT BEFORE INCOME TAXES	(8,950,913)	15,012,270	10,969,869

Income taxes (benefit) provision	236,581	3,054,983	1,589,101

NET (LOSS) INCOME	(8,714,332)	11,957,287	9,380,768
Less: net loss attributable to non-controlling interests	(311,072)	(130,240)	(365,617)
NET (LOSS) INCOME ATTRIBUTABLE TO CONTROLLING SHAREHOLDERS	$(8,403,260)	$12,087,527	9,746,385

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	700,316	2,076,303	(283,074)
TOTAL COMPREHENSIVE (LOSS) INCOME	(8,014,016)	14,033,590	9,097,694
Less: comprehensive loss attributable to non-controlling interest	(321,522)	(91,862)	(366,392)
COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO CONTROLLING SHAREHOLDERS	$(7,692,494)	$14,125,452	9,464,086

(LOSS) EARNINGS PER SHARE
Basic and diluted	$(0.36)	$0.72	$0.58

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic and diluted	23,638,751	16,800,000	16,800,000

Revenues

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues for the year ended December 31, 2021 and 2020 were derived from the following sources:

	For the year ended December 31,
	2021	%	2020	%	Change	%

Member services	$498,330	6.73%	$872,629	3.76%	$(374,299)	(42.89)%
Enterprise service
-Comprehensive tailored services	1,433,847	19.35%	13,345,880	57.57%	(11,912,033)	(89.26)%
-Sponsorship advertising services	1,734,390	23.41%	6,598,527	28.47%	(4,864,137)	(73.72)%
-Consulting services	1,583,583	21.37%	416,634	1.80%	1,166,949	280.09%
Online services	40,391	0.55%	361,933	1.56%	(321,542)	(88.84)%
Sales of merchandises	2,104,766	28.41%	1,495,365	6.45%	609,401	40.75%
Other services	13,965	0.18%	90,116	0.39%	(76,151)	(84.50)%
Revenues, net	$7,409,272	100.00%	$23,181,084	100.00%	$(15,771,812)	(68.04)%

Revenues decreased by $15,771,812, or 68.04%, from $23,181,084 for the year ended December 31, 2020, to $7,409,272 for the year ended December 31, 2021. Revenues from Member services accounted for 6.73% of net revenues in year ended December 31, 2021, as compared to 3.76% in year ended December 31, 2020. Revenue from enterprise services accounted for 64.13% and 87.84% of net revenues for the years ended December 31, 2021 and 2020, respectively. Revenue from sales of merchandises accounted for 28.41% and 6.45% of net revenues for the years ended December 31, 2021 and 2020, respectively. The decrease in revenues was primarily attributable to the decrease in the revenue generated from comprehensive tailored services, sponsorship advertising services, member services and partially offset by the increase of revenue from consulting services and sales of merchandises.

Revenues from member services

SDH offers three tiers of membership services, Platinum, Diamond and Protégé, which differ in membership fees as well as the level of the services provided. Members pay a fixed fee for exchange of the right to participate in seven activities, including study tours and forums, within a typically one-year membership period.

Revenues from member services decreased by $374,299, or 42.89%, from $872,629 for the year ended December 31, 2020, to $498,330 for the year ended December 31, 2021. As the outbreak of the COVID-19, SDH was prevented from offering large offline activities, which resulted in a decreased demand for member services.

Revenues from comprehensive tailored services

There are four major categories of SDH’s comprehensive tailored services. The following table presents the type of tailored services as well as their respective prices:

Type of comprehensive tailored services	Pricing
Conference and salon organization	RMB50,000 (approximately US$7,249)
Booth exhibition services	RMB50,000 (approximately US$7,249)
On-site mentors’ guidance	RMB50,000-100,000 (approximately US$7,249-US$14,498)
Other additional services	RMB10,000-200,000 (approximately US$1,450 -US$28,996)

Revenues from comprehensive tailored services decreased by $11,912,033, or 89.26%, from $13,345,880 for the year ended December 31, 2020, to $1,433,847 for the year ended December 31, 2021. Due to the impact of COVID-19, the comprehensive tailored service revenues from individual customers and some of the enterprise customers became unstable, and the account receivable of these customers also became harder to collect. In addition, due to the continuous government restrictions on public gatherings in 2021, the demand of comprehensive tailored services for large conference and salon organization decreased.

Revenues from sponsorship advertising service

Sponsorship advertising is a special form of advertising, generally referring to a publicity strategy adopted by enterprises in order to enhance their corporate and product image, as well as brand awareness and influence. SDH provides sponsorship advertising services for enterprise clients at events SDH holds, such as forums and study tours.

Revenues from sponsorship advertising services decreased by $4,864,137, or 73.72% from $6,598,527 for the year ended December 31, 2020, to $1,734,390 for the year ended December 31, 2021, primarily due to the fact that offline forums and study tours were canceled due to the continuous government restrictions on public gatherings.

Revenues from consulting services

SDH provides consulting services to small and medium-sized enterprises to develop strategies and solutions for the following: corporate reorganization, product promotion and marketing, industry supply chain integration, corporate governance, financing and capital structure, etc. Revenues from consulting services increased by $1,166,949, or 280.09% from $416,634 for the year ended December 31, 2020, to $1,583,583 for the year ended December 31, 2021, primarily due to the fact that SDH managed to hold more small forums and salons to provide consulting services instead of large conferences.

Revenues from online services

SDH provides two types of online services to the Company’s APP Users, which are questions and answers (Q&A) sessions with chosen Mentors or Experts and online streaming of courses and programs. Top-up credits are paid by Users through SDH’s APP, using which Users can purchase the online services.

Revenue from online services decreased by $321,542, or 88.84% from $361,933 for the year ended December 31, 2020 to $40,391 for the year ended December 31, 2021. The decrease was primarily due to the fact that SDH offered more free streaming content to attract both existing and potential clients.

Revenues from sales of merchandises

Revenues from the sale of merchandise increased by $609,401, or 40.75% from $1,495,365 for the year ended December 31, 2020 to $2,104,766 for the year ended December 31, 2021. The increase was primarily due to the fact that SDH organized more small trade conferences facilitating the sales of merchandises.

Costs and operating expenses

The following table sets forth the breakdown of the costs and operating expenses for the years ended December 31, 2021 and 2020:

	For the years ended December 31,				Change
	2021	%	2020	%	Amount	%

Service costs	$1,823,358	12.30%	$2,087,425	24.69%	$(264,067)	(12.65)%
Cost of goods sold	2,063,296	13.92%	892,791	10.56%	1,170,505	131.11%
Selling expenses	946,775	6.39%	906,456	10.72%	40,319	4.45%
General and administrative expenses	7,834,291	52.87%	3,897,040	46.09%	3,937,251	101.03%
Research and development expenses	2,151,565	14.52%	671,312	7.94%	1,480,253	220.50%
Total costs and operating expenses	14,819,285	100.00%	8,455,024	100.00%	6,364,261	75.27%

Service costs

The service costs primarily include (1) the cost of holding activities, such as venue rental fees, conference equipment fees, (2) professional and consulting fees paid to third parties for the activities; (3) the fees paid to Mentors and Experts; (4) labor costs; and (5) amortization cost of copyright. Service costs decreased by $264,067, or 12.65% for the year ended December 31, 2021 compared to same period in 2020, mainly due to: (1) the decrease of $255,000 in consulting service cost paid to third parties for the activities, which was mainly due to the fact that the cost control for outsource expenses; (2) the decrease of $253,913 in video maintenance service fee; and was partially offset by the increase in conference cost of $296,549, which was mainly because the Company held more small conferences due to the government limitation on the scale of conferences.

Cost of goods sold

The cost of goods sold were $2,063,296 and $892,791 for the years ended December 31, 2021 and 2020, respectively. Cost of goods sold is recognized when revenue from sales of merchandises is recognized. The significant increase of the cost of goods sold was due to sale of electrolytic copper, which incurred cost of goods sold of $2,000,332.

Selling expenses

The selling expenses of $946,775 for the year ended December 31, 2021 remained stable compared with $906,456 for the year ended December 31, 2020. Although the revenues for the year ended December 31, 2021 declined while compare to that for the year ended December 31, 2020, SDH spent more selling expenses to retain and attract customers.

General and administrative expenses

The general and administrative expenses increased by $3,937,251 or 101.03%, from $3,897,040 for the year ended December 31, 2020 to $7,834,291 for the year ended December 31, 2021. Such increase was primarily due to (1) an increase of bad debt expenses of $2,376,268, which was mainly due to the fact that as SDH experienced a slow-down in the collection of accounts receivable resulting from impact from COVID-19 for the year ended December 31, 2021, the bad debt expenses increased; (2) increases of directors’ and officers’ liability insurance fee of $343,611, training consulting fees of $238,704, legal fees of $131,390, independent director fees of $103,368 and miscellaneous service fees of $383,147, including training fee, business consulting services, etc. In order to meet public company reporting and corporate governance requirements to meet all of the demands associated with being a public company, audit fee, management insurance and miscellaneous service fees, including training and general consulting services, increased for the year ended December 31, 2021.

Research and development expenses (“R&D expenses”)

Research and development expenses for the mobile application, the APP, increased by $1,480,253 or 220.50% from $671,312 for the year ended December 31, 2020 to $2,151,565 for the year ended December 31, 2021, primarily due to the fact that SDH hired more personnel to update and support the APP to meet Users’ increasing needs.

Other expenses (income), net

The total net other expenses were $1,540,900 for the year ended December 31, 2021, and the net of other income was $286,210 for the year ended December 31, 2020. The net of other expenses for the year ended December 31, 2021 was primarily consisted of the investment loss of $2,118,453 which was mainly attributed by the investment loss in a trust fund of $2,038,395, which was partially offset by the government subsidies received in the amounted of $413,422. The total net of other income for the year ended December 31, 2020 was primarily consisted of interest income of $214,460.

Income taxes provision

GIOP was incorporated in the Cayman Islands and under the laws of the Cayman Islands; the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

GMB HK and New Energy HK are companies registered in Hong Kong, and are subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From the years of assessment of 2019/2020 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, (approximately US$257,874), and 16.5% on any part of assessable profits over HK$2,000,000. However, the Company did not have any assessable profits arising in or derived from Hong Kong for the years ended December 31, 2021 and 2020, therefore no provision for Hong Kong profits tax was made in these periods.

The PRC subsidiaries and VIE are subject to the PRC Enterprise Income Tax Laws (“EIT Laws”) with the statutory income tax rate of 25%. SDH obtained its “National High Tech Enterprise” (“NHTE”) certificate on October 25, 2017. SDH has completed the process of renewing the NHTE certificate in the first quarter of 2021. Therefore, SDH is eligible to enjoy a preferential tax rate of 15% from 2017 to 2023 to the extent it has taxable income under the EIT Laws.

 On January 17, 2019, the PRC State Taxation Administration issued the notice on the scope of small-scale and low-profit corporate income tax preferential policies of the Ministry of Finance and the State Administration of Taxation, [2019] No. 13. According to which, the taxable income of a small-scale and low-profit enterprise, whose annual taxable income is not more than RMB1,000,000, approximately US$155,003, is reduced by 25% income, which essentially resulted in a favorable income tax rate of 5%. The qualifications of small-scale and low-profit enterprises were examined annually by the Tax Bureau. GMB Consulting was eligible to enjoy a preferential tax rate of 5% from 2018 to 2021.

The PRC income taxes benefit was $236,581 for the year ended December 31, 2021, primarily generated by the annual taxable loss. The income tax provision was $3,054,983 for the year ended December 31, 2020.

Net (loss) income

As a result of the foregoing, SDH reported a net loss of $8,714,332 for the year ended December 31, 2021, compared to a net income of $11,957,287 for the year ended December 31, 2020.

Net loss attributable to non-controlling interest

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. As of December 31, 2021, for the Company’s consolidated subsidiaries, VIE and VIE’ s subsidiaries, non-controlling interests represent: a) a minority shareholder’s 49% ownership interest in Sunrise (Guizhou), GMB (Beijing), GMB Consulting, Nanyu Culture and Jiagui Haifeng; b) a minority shareholder’s 49% ownership interest in GMB Culture, which has a subsidiary called GMB Technology; c) a minority shareholder’s 25% ownership interest in Shidong Cloud, and 40% ownership interest in Shidong Trading. Net loss attributable to non-controlling interest was $311,072 and $130,240 for the years ended December 31, 2021 and 2020, respectively, mainly due to the net loss in GMB (Beijing), GMB Culture and GMB Technology.

Net loss (income) attributable to the Company

Net loss attributable to the Company was $8,403,260 for the year ended December 31, 2021, and net income was $12,087,527 for the year ended December 31, 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue

Revenues for the year ended December 31, 2020 and 2019 were derived from the following sources:

	For the year ended December 31,
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

Revenues increased by $5,255,608, or 29.32%, from $17,925,476 for the year ended December 31, 2019, to $23,181,084 for the year ended December 31, 2020. Revenues from Member services accounted for 3.76% of net revenues in year ended December 31, 2020, as compared to 14.09% in year ended December 31, 2019. Revenue from enterprise services accounted for 87.84% and 84.85% of net revenues for the years ended December 31, 2020 and 2019, respectively. Revenue from sales of merchandises accounted for 6.45% and 0.05% of net revenues for the years ended December 31, 2020 and 2019, respectively. The increase in revenues was primarily attributable to the increase in the revenue generated from comprehensive tailored services, sales of merchandises, and online services and partially offset by the decrease of revenue from sponsorship advertising services, member services and consulting services.

Revenues from member services

SDH offers three tiers of membership services, Platinum, Diamond and Protégé, which differ in membership fees as well as the level of the services provided. Members pay a fixed fee for exchange of the right to participate in seven activities, including study tours and forums, within a typical one-year membership period.

Revenues from member services decreased by $1,652,455, or 65.44%, from $2,525,084 for the year ended December 31, 2019, to $872,629 for the year ended December 31, 2020, primarily due to the fact that SDH put more efforts on the development of enterprise services and paid less attention to retaining existing members and developing new members that resulted in the decrease of the number of Members. There were 69 Platinum members, 54 Diamond members and 11 Protégé member for the year ended December 31, 2020, as compared to 144 Platinum members, 228 Diamond members and 7 Protégé member for the year ended December 31, 2019.

Revenues from comprehensive tailored services

There are four major categories of comprehensive tailored services. The following table presents the type of tailored services as well as their respective prices:

Type of comprehensive tailored services	Pricing
Conference and salon organization	RMB50,000 (approximately US$7,249)
Booth exhibition services	RMB50,000 (approximately US$7,249)
On-site mentors’ guidance	RMB50,000-100,000 (approximately US$7,249-US$14,498)
Other additional services	RMB10,000-200,000 (approximately US$1,450 -US$28,996)

Revenues from comprehensive tailored services increased by $7,612,538, or 132.78%, from $5,733,342 for the year ended December 31, 2019, to $13,345,880 for the year ended December 31, 2020, primarily due to the fact that the demand of comprehensive tailored services among enterprise clients increased, especially mentors’ guidance on coping with challenges from COVID-19 in the year ended December 31, 2020, primarily due to the fact that (a) the demand of comprehensive tailored services among enterprise clients increased; (b) SDH put more efforts into comprehensive tailored services to meet clients’ needs, such as organizing large-scale conferences of hot topics and inviting Mentors and Experts with relevant experiences from specific industries. As a result, SDH entered into 93 contracts with a total amount of $6,152,554 in the fiscal year 2019, of which $5,060,069 was recognized as revenue for in the fiscal year 2019, while SDH signed 85 contracts with a total amount of $13,046,866 in the fiscal year 2020, all of which was recognized as revenue in the fiscal year 2020.

Revenues from sponsorship advertising service

Sponsorship advertising is a special form of advertising, generally referring to a publicity strategy adopted by enterprises in order to enhance their corporate and product image, as well as brand awareness and influence. SDH provides sponsorship advertising services for its enterprise clients at events, such as forums and study tours.

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

Revenues from consulting services

SDH provides consulting services to small and medium-sized enterprises to develop strategies and solutions for the following: corporate reorganization, product promotion and marketing, industry supply chain integration, corporate governance, financing and capital structure, etc. Revenues from consulting services decreased by $772,535, or 64.96% from $1,189,169 for the year ended December 31, 2019, to $416,634 for the year ended December 31, 2020, primarily due to the fact that small and medium-sized enterprises’ business were adversely affected by COVID-19 and such enterprises have strengthened cost reduction.

Revenues from online services

SDH provides two types of online services to its APP Users, which are questions and answers (Q&A) session with chosen Mentors or Experts and online streaming of courses and programs. Top-up credits are paid by Users through the Company’s APP, using which Users can purchase the online services.

For the Q&A session, the Company charges 30% of the Q&A fees as a facilitator of online services. The Company recognizes online service fees as revenue at completion of Q&A sessions on a net basis, as the Company merely provides a platform for Users and is not the primary obligor of the Q&A session, neither has risks and rewards as principal. Revenues from Q&A online services were $122,624 and $15,196 for the years ended December 31, 2020 and 2019, respectively, with a significant increase mainly caused by an increase in the numbers of Users.

For the online streaming of courses and programs, Users can either: (1) purchase a la carte courses and programs for unlimited streaming, or (2) subscribe as an annual VIP, which grants Users the access right to the SDH’s VIP courses and programs over the subscription period. Revenues generated from online streaming were $239,309 and $51,108 for the years ended December 31, 2020 and 2019, respectively, as this type of online service started in late 2019.

SDH believe that its knowledge sharing platform is capable of building and maintaining long-term relationships with the Users and SDH expect to improve User retention and daily activity levels on its APP. However, SDH do not expect the online services revenue will become a major revenue stream in the near future.

Revenues from sales of merchandises

SDH started to sell merchandises obtained through nonmonetary transactions with its clients or purchased from third parties at the end of 2019. SDH generated revenue from sales of merchandises of $1,495,365 and $9,568 for the years ended December 31, 2020 and 2019, respectively.

Revenues from other services

Other services fees are mainly derived from non-member participation of the study tours and forums at the service level of Platinum members. SDH charges non-members a fixed fee of RMB3,000 (approximately US$427), for each member activity.

Fees are usually collected on site at the date of each activity and revenues are recognized at the completion of such activity. Other services fees were $90,116, decreased by $23,729, or 20.84% as compared to the year ended December 31, 2019 due to less non-member participation and less availability of the study tours or forums.

Costs and operating expenses

The following table sets forth the breakdown of costs and operating expenses for the years ended December 31, 2020 and 2019:

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

Service costs

Service costs primarily include (1) the cost of holding activities, such as venue rental fees, conference equipment fees, (2) professional and consulting fees paid to third parties for the activities; (3) the fees paid to Mentors and Experts; (4) labor costs; and (5) amortization cost of copyright. Service costs decreased by $22,224, or 1.05% for the year ended December 31, 2020 compared to same period in 2019, mainly due to the decrease of $919,581 in consulting service cost paid to third parties for the activities, and decrease of $159,434 in conference cost, which was partially offset by the increase in amortization of copyright of course videos of $920,698 and increase of $120,772 in labor costs for serving the activities. Offline events were not permitted during the outbreak of COVID-19 and SDH cancelled offline activities during the period from late January 2020 until May 2020. In lieu thereof, SDH organized Mentors’ knowledge sharing by video recording. There were only 5 offline activities held for the year ended December 31, 2020, while there were 44 offline activities held for the year ended December 31, 2019. The amortization of copyright of course videos increased due to the fact that they were obtained in late 2019.

Cost of goods sold

SDH started to sell merchandises at the end of 2019 and cost of goods sold were $892,791 and $nil for the years ended December 31, 2020 and 2019, respectively. Cost of goods sold consists of cost of inventories obtained through nonmonetary transactions with its clients and purchased from third parties. Cost of goods sold is recognized when revenue from sales of merchandises is recognized.

Selling expenses

The selling expenses decreased by $444,438 or 32.90% from $1,350,894 for the year ended December 31, 2019 to $906,456 for the year ended December 31, 2020. The decrease in selling expenses was primarily attributable to a $203,637 decrease in salary and bonus paid to the sales staff for the year ended December 31, 2020 as compared to the same period in 2019, mainly due to less bonus paid to sales staff as SDH had significantly less offline activities for the year ended December 31, 2020 as compared to the same period in 2019.

General and administrative expenses

The general and administrative expenses increased by $999,961 or 34.52%, from $2,897,079 for the year ended December 31, 2019 to $3,897,040 for the year ended December 31, 2020. Such increase was primarily due to an increase in bad debt expenses of $1,360,902, as SDH experienced a slow-down in the collection of accounts receivable resulting from impact from COVID-19 for the year ended December 31, 2020.

Research and development expenses (“R&D expenses”)

Research and development expenses for SDH’s mobile application, the APP, decreased by $124,228 or 15.62% from $795,540 for the year ended December 31, 2019 to $671,312 for the year ended December 31, 2020, primarily due to the fact that SDH implemented department adjustment and optimization among R&D department to meet its Users’ need especially during the outbreak of COVID-19, therefore labor-related expense decreased by $156,550 from $411,359 for the year ended December 31, 2019 to $254,809 for the year ended December 31, 2020. SDH expect research and development expenses to continue to increase in the foreseeable future as SDH will increase the research and development of the APP.

Other income, net

Total net other income increased by $88,655 or 44.88% from $197,555 for the year ended December 31, 2019 to $286,210 for the year ended December 31, 2020. The increase in total net other income was primarily due to the fact that GMB Zibo received government subsidies from government of Zibo City totally amounted to $101,485 for the year ended December 31, 2020.

Income taxes provision

GIOP was incorporated in the Cayman Islands and under the current laws of the Cayman Islands; the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

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

SDH’s PRC subsidiaries in the PRC are subject to the PRC Enterprise Income Tax Laws (“EIT Laws”) with the statutory income tax rate of 25%. SDH obtained its “National High Tech Enterprise” (“NHTE”) certificate on October 25, 2017 and is eligible to enjoy a preferential tax rate of 15% from 2017 to 2023 to the extent it has taxable income under the EIT Laws. SDH has completed the process of renewing the NHTE certificate in the first quarter of 2021. In 2019 and 2020, its PRC subsidiary and VIE’s subsidiaries other than SDH and GMB (Hangzhou) are qualified as small-scale and low-profit enterprises, whose annual taxable income is less than RMB1,000,000 (approximately US$144,978), they were qualified to enjoy a favorable income tax rate of 5%.

Income taxes provision increased by $1,465,882 when comparing year ended December 31, 2020 to 2019, primarily due to increased taxable income for the year ended December 31, 2020.

Net income

As a result of the foregoing, SDH reported a net income of $11,957,287 for the year ended December 31, 2020, compared to a net income of $9,380,768 for the year ended December 31, 2019.

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

Liquidity and Capital Resources

To date, SDH have financed its operations primarily through cash flows from operations, additional capital contributions from shareholders and the initial public offering’s proceeds. SDH plan to support future operations primarily from cash generated from operations.

As of December 31, 2021, SDH’s cash and cash equivalents amounted to $13,916,155 as compared to $10,966,012 and $9,439,106 as of December 31, 2020 and 2019. The accounts receivable from third parties was $6,861,672 as of December 31, 2021, as compared to $12,218,473 as of December 31, 2020. SDH’s deferred revenue amounted to $179,407 as of December 31, 2021, which is mainly derived from member services and comprehensive tailored services, such amounts will be recognized as revenue as its services were gradually provided, and significantly enhanced the working capital.

SDH incurred losses from operations of $8,714,332 and had a negative cash flow from operating activities of $5,233,182 for the year ended December 31, 2021. These conditions may raise substantial doubt about its ability to continue as a going concern.

For the next 12 months from the issuance date of this report, SDH plans to implement various measures to boost revenue and control the cost and expenses. Such measures include: 1) improve the profitability of the business; 2) strictly control and reduce general and administrative expenses; and 3) seek for certain credit facilities. As of December 31, 2021, the working capital of SDH was $32,624,676.

SDH believe the above measures in the plans and its working capital as of December 31, 2021 will be adequate to meet the operation requirement in the next 12 months from the audited financial statements issuance date.

If SDH experience an adverse operating environment or incurred unanticipated capital expenditure requirements, or if SDH accelerate its growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be on favorable terms or available at all. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilutions to the existing shareholders.

Substantially all of SDH’s operations are conducted in the PRC and all of the revenues and the vast majority of expenses, cash and cash equivalents are denominated in RMB. As of December 31, 2021, 79.90% of cash and cash equivalents were held in China, and held by its VIE and VIE’s subsidiaries and denominated in Renminbi, while 20.10% of cash and cash equivalents were held in Hong Kong, and held by GIOP and GMB HK and denominated in US dollars. Although SDH consolidate the results of the VIE and its subsidiaries, SDH only have access to the assets or earnings of the VIE and their subsidiaries through the contractual arrangements with the VIE and its shareholders. See “Business — Contractual Arrangements between WFOE, SDH and Its Shareholders.”

A majority of the future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, PRC subsidiaries are allowed to pay dividends in foreign currencies to the Company without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

As of December 31, 2021, the following were outstanding balances of cash and cash equivalents and short-term investments in each jurisdiction:

	Cash and cash equivalents	Short-term investments	Total
PRC	$11,119,460	$-	$11,119,460
Hong Kong	2,012,519	-	2,012,519
Cayman Islands	784,176	5,961,605	6,745,781
Total	$13,916,155	$5,961,605	$19,877,760

Cash Flows

The following table sets forth a summary of cash flows for the periods indicated:

	For the years ended December 31,
	2021	2020	2019
Net cash (used in) provided by operating activities	$(5,233,182)	$7,066,163	$1,236,071
Net cash used in investing activities	(22,095,198)	(6,365,555)	(3,525,061)
Net cash provided by financing activities	30,837,261	119,996	238,128
Effect of foreign exchange rate on cash and cash equivalents	141,322	706,302	(168,316)
Net increase (decrease) in cash and cash equivalents	$3,650,203	$1,526,906	$(2,219,178)

Operating Activities

Net cash used in operating activities amounted to $5,233,182 for the year ended December 31, 2021. It was primarily due to a) a net loss of $8,714,332, adjusted by depreciation and amortization of $988,672, deferred tax benefits of $232,363, investment losses of $2,118,453, bad debt expense of $3,847,426 and amortization of operating lease right-of-use asset of $90,320; b) decrease in income tax payable of $3,696,654 due to the payment of income tax; c) increase in prepaid expenses and other current assets of $678,288 due to increase of prepayment for service fee of $1,054,240; d) increase of inventories of $331,491 and right-of-use asset of $211,213; e) and partially offset by decrease in accounts receivable of $1,729,006.

Net cash provided by operating activities amounted to $7,066,163 for the year ended December 31, 2020. It was primarily due to a) a net income of $11,957,287, adjusted by depreciation and amortization of $865,426, investment losses of $1,087, bad debt expense of $1,514,559 and amortization of operating lease right-of-use asset of $359,551; b) increase in income taxes payable of $2,565,098 due to the increased taxable income for the year ended December 31, 2020; c) increase in accrued expenses and other current liabilities of $852,731 because of the IPO efforts and the expansion of the business for the year ended December 31, 2020; d) increase in inventories of $667,758 due to purchase from third parties; and partially offset by a) increase in accounts receivable of $8,385,804 because of the expansion of the business in the fiscal year 2020; b) decrease in deferred revenue of $322,534 because SDH received services fees in the fiscal year 2019 from customers for member services and comprehensive tailored services and other services have been rendered in the year ended December 31, 2020; c) increase in prepaid expenses and other current assets of $447,421.

Net cash provided by operating activities amounted to $1,236,071 for the year ended December 31, 2019. It was primarily due to a) a net income of $9,380,768, adjusted by depreciation and amortization of $167,876, investment losses of $23,799, bad debt expense of $151,246 and amortization of operating lease right-of-use asset of $328,289; b) increase in income taxes payable of $1,233,231 due to the increased taxable income for the year ended December 31, 2019; c) decrease in due from related parties of $708,988; d) increase in accrued expenses and other current liabilities of $669,873 because of the IPO efforts and the expansion of the business for the year ended December 31, 2019, and partially offset by a) increase in accounts receivable of $7,392,412 because of the expansion of the business in the fiscal year 2019; b) decrease in deferred revenue of $1,554,399 because SDH received services fees in the fiscal year 2018 from customers for member services and comprehensive tailored services and other services have been rendered in the year ended December 31, 2019; c) increase in prepaid expenses and other current assets of $1,051,597; d) increase in inventories of $823,817 due to purchase from third parties; e) net decrease in operating lease liabilities of $409,739.

Investing Activities

Net cash used in investing activities amounted to $22,095,198 for the year ended December 31, 2021. It was primarily due to a) prepayment for land use right, construction and equipment of $8,244,917; b) purchase of short-term investments of $8,000,000; c) interest-bearing loans to third party of 2,825,359; d) and purchase of long-term investments of $2,289,945.

Net cash used in investing activities amounted to $6,365,555 for the year ended December 31, 2020. It was primarily due to purchase of property of $1,723,543, purchase of intangible asset of $2,735,433, and purchase of long-term investments of $1,678,514.

Net cash used in investing activities amounted to $3,525,061 for the year ended December 31, 2019. It was primarily due to prepayments for property of $1,204,094, purchase of intangible asset of $2,188,061, and purchase of long-term investments of $184,098.

Financing Activities

Net cash provided by financing activities amounted to $30,837,261 for the year ended December 31, 2021, representing issuance of ordinary shares in connection with IPO, net of issuance cost of $27,504,639 and capital contributions from the non-controlling shareholders of $3,332,622.

Net cash provided by financing activities amounted to $119,996 for the year ended December 31, 2020, representing capital contributions from the controlling shareholders.

Net cash provided by financing activities amounted to $238,128 for the year ended December 31, 2019, representing capital contributions from the non-controlling shareholders.

Trend Information

Other than as disclosed elsewhere in this annual report, SDH are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on net revenues, incomes from operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements as of December 31, 2021.

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of December 31, 2021, the Company was not aware of any litigations or lawsuits against them.

Contractual Obligations

As of December 31, 2021, except for operating lease obligations, the Company had no other contractual obligations.

The Company’s known contractual obligations as of December 31, 2021 were as follows:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Operating Lease Obligations	$103,408	103,408	-	-	-

Inflation

Inflation does not materially affect the Company’s business or the results of its operations.

Seasonality

The nature of the Company’s business does not appear to be affected by seasonal variations.

Critical Accounting Policies and Management Estimates

The Company prepares the consolidated financial statements in accordance with U.S. GAAP. These accounting principles require the Company to make judgments, estimates and assumptions on the reported amounts of assets and liabilities at the end of each fiscal period, and the reported amounts of revenues and expenses during each fiscal period. The Company continually evaluate these judgments and estimates based on the own historical experience, knowledge and assessment of current business and other conditions, the expectations regarding the future based on available information and assumptions that the Company believe to be reasonable.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing the Company’s financial statements. The Company believes the following accounting policies involve the most significant judgments and estimates used in the preparation of its consolidated financial statements.

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

Short-term investment

Short term investments consist of trading securities. The Company’s trading securities consist of the investment in the trust fund. The trading securities are classified as short-term investments on the consolidated balance sheets; the purpose to held the trading securities is for selling them in the near term and generating profits on short-term differences in price.

Investments classified as trading securities are carried at their fair values and the unrealized holding gains or losses from the changes in fair values are included in earnings.

Accounts receivable, net

Accounts receivable mainly represent amounts due from clients in the ordinary course of business and are recorded net of allowance for doubtful accounts.

The Company mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on management’s assessment of historical bad debts, creditworthiness and financial conditions of the clients, current economic trends and changes in client payment patterns. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted and the potential for recovery is considered remote. The allowance was $ $5,744,387, $1,808,889 and $194,375 as of December 31, 2021, 2020 and 2019, respectively.

Inventories

The inventories as of December 31, 2021 and December 31, 2020 consisting of health service gift cards, learning course gift cards, Chinese tea, latex pillows and health care products, all of which are products available for sale, and are stated at the lower of cost and net realizable value.

Part of the Company’s inventories is obtained through nonmonetary transactions with its customers, which are entered into at the Company’s discretion to receive inventory in exchange of collection of account receivables due from the customers. The Company accounts for these nonmonetary exchanges based on the fair values of the assets involved. The cost of inventories acquired in exchange is initially measured at the fair value of the accounts receivable the Company surrendered to obtain them.

A valuation allowance is recorded to write down the cost of inventories to the estimated net realizable value, if lower, due to slow-moving or damaged products, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Net realizable value is determined by the estimated selling prices offset by estimated additional cost of goods sold, selling expenses and business taxes. There was no valuation allowance provided for the inventory for the year ended December 31, 2021, 2020 and 2019.

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

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is provided using the straight-line method over their expected useful lives, as follows:

Electronic equipment	3 years
Furniture, fixtures and equipment	3 years
Vehicle	3 years
Office buildings	30 years
Leasehold improvement	The shorter of useful life and lease term

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

Long-term investments

Equity method investments in investees represent the Company’s investments in privately held companies, over which it has significant influence but does not own a majority equity interest or otherwise control. The Company applies the equity method to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 “Investment — Equity Method and Joint Ventures”.

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

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated income statements and its share of post-acquisition movements in accumulated other comprehensive income is recognized in shareholders’ equity. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee. Investment loss for long-term investments of $41,925, $1,087 and $23,799 were recorded in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2021, 2020 and 2019, respectively.

For other equity investments that do not have readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock, the Company accounts for these investments at cost minus any impairment, if necessary.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value; the financial condition, operating performance and the prospects of the equity investee. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value. No impairment charges were recorded in investment losses in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2021, 2020 and 2019.

Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairments of long-lived assets were recognized as of December 31, 2021 and 2020.

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

Prior to 2019, most of the Company’s online content was free for User to enjoy because the Company mainly focused on growing the online knowledge sharing community. In November 2019, the Company started to implement a new fee structure for the Company’s online content, which grants Users the access to view various online courses and programs. Users can subscribe an annual VIP at a rate of RMB299. The VIP grants Users the access right to the Company’s VIP courses and programs over the subscription period. The Company recognizes the VIP annual subscription fees as revenue on a straight-line basis over VIP subscription period. Users can also purchase a la carte courses and programs at a rate from RMB 9.9 to 299 per course or program by top-up credits through the Company’s APP platform. The payment for a la carte course and program is not refundable. After the payment is collected by the Company, the Users obtain unlimited access to the courses and programs they purchased for without limitation. The Company recognizes the fees a la carte courses and programs as revenue at the point of time that Users obtain the access to the courses and programs.

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

Other services

Other services fees are mainly derived from non-member participation of study tours and forums at the service level of Platinum Members. The Company charges non-members a fixed fee for each Member activity and the price for non-members is determined based on the allocated Member pricing for each activity. Fees are usually collected on site at the date of each activity and revenues are recognized at the completion of such activity.

Service costs

Service costs primarily include (1) the cost of holding activity, such as venue rental fees, conference equipment fees, (2) professional and consulting fees paid to third parties for the Company’s activity; (3) the fees paid to Mentors and Experts; (4) labor costs; and (5) amortization cost of copyright.

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

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Company will adopt ASU 2016-13 from January 1, 2023. The Company is in the process of evaluating the effect of the adoption of this ASU.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Haiping Hu	54	Chief Executive Officer (“CEO”), Chairman of the Board of Director
Chao Liu	41	Chief Financial Officer (“CFO”)
Chenming Qi	51	Chief Operating Officer (“COO”)
Haiwei Zuo	39	Director
Ligang Lu	53	Independent Director
Xiang Luo	52	Independent Director
Allen J. Morrison	63	Independent Director

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

Mr. Xiang Luo was appointed as our director on March 11, 2022. Mr. Luo holds a PhD in Business Administration from Bulacan State University in Philippines, and has over twenty years of experience working at various senior positions at the United Nations and other international organizations, including the International Economic Development Council. Since June 2020, Mr. Luo has served as the co-chair of Global Steering Committee of Carbon Neutral Action (GSCCNA), an international non-governmental organization that provides strategic advice on special purpose financing, green technical and systematic solutions to achieving the Sustainable Development Goals (SDG) under the United Nations’ sustainable development agenda and climate change planning. From November 2014 to December 2019, Mr. Lou served as the head of the China Office of the United Nations Office for Project Services (UNOPS), responsible for the overall coordination of strategic planning, project financing and management, team capacity building, public advocacy, risk management and performance evaluation, of various projects.

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

B. Compensation of Directors and Executive Officers

The following table sets forth certain information with respect to compensation for the year ended December 31, 2021, earned by or paid to our chief executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total (US$)

Haiping Hu	2021	47276							47276
CEO of the Company and SDH

Chao Liu	2021	34628							34628
CFO of the Company and SDH

Chenming Qi	2021	26087							26087
COO of the Company and SDH

For the year ended December 31, 2021, SDH paid the above compensations to our executive officers.

Agreements with Named Executive Officers

We enter into employment agreements with our executive officers. Pursuant to employment agreements, we agree to employ each of our executive officers for a specified time period, which will be renewed upon both parties’ agreement thirty days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a two-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

Compensation of Directors

For the fiscal year 2021, we compensated our directors for their services in the aggregated amount of $103,395.

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

Audit Committee. Our audit committee, formed upon the closing of our IPO, consists of Mr. Ligang Lu, Mr. Xiang Luo and Mr. Allen J. Morrison, with Mr. Ligang Lu serving as the chairman of our audit committee. We have determined that Mr. Ligang Lu, Mr. Xiang Luo and Mr. Allen J. Morrison satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Prior to our IPO, our board also determined that Ligang Lu qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee, formed upon the closing of our IPO, consists of Mr. Xiang Luo, Mr. Ligang Lu and Mr. Allen J. Morrison. Mr. Ligang Lu is the chairman of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee, formed upon the closing of our IPO, consists of Mr. Ligang Lu and Mr. Allen J. Morrison. Mr. Xiang Luo is the chairman of our corporate governance and nominating committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

We had a total of 106, 134, and 96 full-time employees as of December 31, 2019, 2020 and 2021, respectively.  As of March 31, 2022, we had 78 full-time employees. We had 40, 9, 21 and 8 employees located in Shanghai, Beijing, Hangzhou, and Zibo, respectively. The following table sets forth the numbers of our employees by areas of business as of March 31, 2022:

Department	Number of Employees
Senior Management	5
Human Resources & Administration	11
Sales & Marketing	25
Business & Consulting	1
Customer Service	5
Information Technology	7
Research & Development	13
Finance	11
Total	78

Generally, we enter into standard employment contracts with our officers, managers, and other employees. According to these contracts, all of our employees are prohibited from engaging in any other employment during the period of their employment with us. None of our employees is a member of a labor union and we consider our relationship with our employees to be good.

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of April 30, 2022 by:

●	each of our directors and executive officers; and

●	each of our principal shareholders who beneficially own more than 5% of our total outstanding Ordinary Shares.

The calculations in the table below are based on 24,528,000 Ordinary Shares issued and outstanding as of April 30, 2022.

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

Name and Address of Beneficial Owner*	Ordinary Shares Beneficially Owned
	Number	%
Director and Executive Officers:
Haiping Hu (1)	6,820,887	27.81%
Chao Liu	0	%
Chenming Qi (3)	2,517,481	10.26%
Haiwei Zuo (4)	1,085,282	4.43%
Ligang Lu	0	0%
Xiang Luo	0	0%
Allen J. Morrison	0	0%
Directors and Executive Officers as a group (7 persons)	10,423,650	42.50%
5% Beneficial Owners**
GMB Wisdom Sharing Platform Co., Ltd. (1)	6,820,887	27.81%
GMB Information Technology Co., Ltd. (4)	1,085,282	4.43%
GMB Culture Communication Co., Ltd. (2)	2,712,883	11.06%
GMB Resource Services Co., Ltd (3)	2,517,481	10.26%

*	Unless otherwise indicated, the business address of each of the individuals is Room 350, 3rd Floor,Building 6,Yard 1, Shangdi 10th Street, Haidian District, Beijing, The PRC.

**	The principal office of each of the 5% beneficial owners are located at Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(1)	Haiping Hu, our CEO and chairman of the Board, beneficially owns 6,820,887 Ordinary Shares through his 100% ownership of GMB Wisdom Sharing Platform Co., LTD.

(2)	Representing 2,712,883 Ordinary Shares held by GMB Culture Communication Co., Ltd, a British Virgin Islands company. Ertao Zhao, Yidong Zhang, Xiaoli Chen serve as the directors of GMB Culture Communication Co., Ltd. and share the dispositive and voting power of the shares held by GMB Culture.

(3)	Representing 2,517,481 Ordinary Shares Held by GMB Resource Services Co., Ltd., a British Virgin Islands company. Our COO Chenming Qi and Cunyou Li, Jinhai Ying, Gesheng Fei, each of whom serves as a director of GMB Resource Services Co., share the dispositive and voting power of the shares held by GMB Resources.

(4)	Haiwei Zuo, our director, beneficially owns 1,085,282 Ordinary Shares through his 100% ownership of GMB Information Technology Co., Ltd., a British Virgin Islands company.

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

Sales to Related Parties

The Company provided comprehensive tailored services to Zhifang (Shanghai) Marketing Management Co., Ltd. (“Zhifang Marketing”), a non-controlling shareholder of GMB Consulting. For the years ended December 31, 2020, 2019 and 2018, total revenue from Zhifang Marketing were $nil, $95,181 and 92,204, respectively.

For the year ended December 31, 2021, the Company sold medical wine of $666 to Zhuhai Investment.

Purchase from Related Parties

Ningbo Zhuhai Investment Co., Ltd. (“Zhuhai Investment”) is a company controlled by Mr. Haiping Hu. For the years end December 31, 2020, 2019 and 2018, the Company leased office space from Zhuhai Investment for a fee of RMB667,158 (approximately US$96,695), RMB517,450 (approximately US$75,009) and RMB126,413 (approximately US$18,420), respectively. As of December 31, 2018, the outstanding balance of the rent was RMB126,413 (approximately US$18,420). On June 25, 2019, the Company paid the balance of the rent to Zhuhai Investment. As of December 31, 2019, the prepaid expense of the rent to Zhuhai Investment was RMB13,086 (approximately US$ 1,876). As of December 31, 2020, the prepaid expense of the rent to Zhuhai Investment was RMB1,013,823 (approximately US$155,378). As of December 31, 2021, the prepaid expense of the rent to Zhuhai Investment was RMB162,794 (approximately US$25,534).

The Company also purchased professional services from Zhifang Marketing, Taiyuan Ruihaojia Enterprise Management Consulting Co., Ltd. (“Taiyuan Ruihaojia”) and Yihe Beijing. The Company’s former director Mr. Xiaoli Chen owns 33% share of Taiyuan Ruihaojia. For the years ended December 31, 2020, 2019 and 2018, the Company paid Zhifang Marketing $27,175, $291,533 and $1,939, respectively, and paid Taiyuan Ruihaojia $nil, $90,150 and $111,798, respectively. For the years ended December 31, 2020, the Company purchased professional services from Yihe Beijing for a fee of $69,134. As of December 31, 2020 and 2021, the prepaid expense of professional services purchased from Yihe Beijing was $12,184 and nil. The balance was recognized as service costs when the Company accepts the services from Yihe Beijing.

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

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us.

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

People’s Republic of China Taxation

Enterprise Income Tax and Withholding Tax

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

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

Value-added Tax

According to the VAT Laws, MOF and SAT Circular 32 (the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates), and MOF, SAT and GAC Circular 39 (the Announcement on Policies for Deepening the VAT Reform), all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 13%, 9%, 6% and 0%, and the VAT tax rate of 3% is applicable to small-scale taxpayers. The VAT tax rates applicable to our PRC subsidiaries and consolidated affiliates are as follows: 6% on services for SDH, GMB (Hangzhou) and Mentor Board Voice of Seeding (Shanghai) Cultural Technology Co., Ltd.; 3% for small-scale taxpayers including GMB (Beijing), GMB Culture, GMB Consulting and GMB Linking and GIOP BJ.

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

We received net proceeds of approximately $24.61 million, after deducting underwriting discounts and estimated offering expenses payable by us. The total expense incurred for our Company’s account in connection with our initial public offering was approximately $2.28 million, which included approximately $2.02 million in underwriting discounts for the initial public offering and approximately $0.26 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of the date of this annual report, we have used $15 million from our initial public offering as the registered capital for our newly established subsidiary, Sunrise Guizhou. We intend to use the remaining proceeds from our initial public offering as disclosed in our registration statement on Form F-1. Our management, however, will have significant flexibility and discretion to apply the net proceeds from our initial public offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as disclosed previously.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2021, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2021 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, failed to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In the course of preparing our consolidated financial statements for the year ended December 31, 2021, we identified several control deficiencies, which include significant deficiencies, in our internal control over financial reporting as of December 31, 2021. The deficiencies identified include: (1) a lack of formal internal controls over financial closing and reporting processes; (2) a lack of a formal risk assessment process; and (3) a lack of accounting policies and procedures manual that covers U.S. GAAP and SEC financial reporting requirements. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2021.

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

However, we cannot assure you that we will remediate our control deficiencies in a timely manner. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Item 3. Key Information—D. Risk Factors—We have identified several control deficiencies in our internal control over financial reporting. If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.” Additionally, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses.

Attestation Report of the Registered Public Accounting Firm

As a company with less than $1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because we are an emerging growth company.

Changes in Internal Control

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Prior to the closing of our IPO, our board of directors determined that Mr. Ligang Lu, chairman of our audit committee and an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act), is an audit committee financial expert.

ITEM 16.B. CODE OF ETHICS

Prior to the closing of our IPO, our board of directors adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer or controller and any other persons who perform similar functions for us. A copy of our code of business conduct and ethics can be accessed at http://sdh365.com/IR/.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Friedman LLP, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
Services	2021	2020
	US$	US$
Audit fees(1)	290,000	280,000
Audit related fees(2)	10,000	10,000
Tax Fees(3)	-	-
Other fees(4)	-	-
Total	300,000	290,000

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.

(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by our principal accounting firm other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market corporate governance listing standards. However, Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards.

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

Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Capital Market corporate governance listing standards.

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of China Liberal Education Holdings Limited are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to exhibit 1.1 to the annual report on Form 20-F (File No. 001-40008), filed with the SEC on April 30, 2021)

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-233745), as amended)

2.2	Description of Securities registered under Section 12 of the Exchange Act of 1934, as amended (incorporated herein by reference to exhibit 2.2 to the annual report on Form 20-F (File No. 001-40008), filed with the SEC on April 30, 2021)

4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.2	Form of Indemnification Agreement by and between executive officers, directors and the Registrant (incorporated herein by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.4	Equity Pledge Agreement dated June 10, 2019, by and among WFOE, SDH, and shareholders of SDH (incorporated herein by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.5	Exclusive Technical and Consulting Services Agreement, dated June 10, 2019, by and between WFOE and SDH(incorporated herein by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.6	Form of Power of Attorney, by and among WFOE, SDH, and shareholders of SDH(incorporated herein by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.7	Form of Spousal Consent, by and among WFOE, SDH, and certain spouses of shareholders of SDH(incorporated herein by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.9	Exclusive Option Agreement, dated June 10, 2019, by and among WFOE, SDH, and shareholders of SDH(incorporated herein by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.10	Strategic Cooperation Agreement, dated May 30, 2016, by and between Beijing Winning at the Frontlines Cultural Exchange Co., Ltd. and GMB (Beijing) (incorporated herein by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.11	Copyright Authorization Agreement, dated May 30, 2016 by and between Beijing Winning at the Frontlines Cultural Exchange Co., Ltd. and GMB (Beijing) (incorporated herein by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.12	Intangible Assets Purchase Agreement, dated November 2, 2019, by and between Beijing Wining at the Frontlines Cultural Exchange Co., Ltd and GMB (Beijing) (incorporated herein by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.13*	Investment Agreement, dated April 2, 2022, by and among Zhuhai (Zibo) Investment Co., Ltd and other parties

4.14*	State-owned Construction Land Right Use Assignment, dated December 24, 2021, by and between Natural Resources Bureau of Qianxinan Prefecture, Yilong New District Branch and Sunrise (Guizhou) New Energy Materials Co., Ltd.

4.15*	Capital Increase Agreement (Zhejiang Wangxin Health Technology Co., Ltd.), dated February 20, 2021, by and among Zibo Shidong Digital Technology Service Co, Ltd. and other parties

4.16*	Investment Agreement, dated April 11, 2021, by and among Global Mentor Board (Beijing) Information Technology Co, Ltd., Beijing Tax Star Technology Co., Ltd., Beijing Zhitong Zhenye Technology Co., Ltd., and Li Jiyou

4.17*	Loan Agreement, dated May 10, 2021, by and between Global Internet Of People, Inc. and Waichun Logistics Technology Limited

4.18*	Shenzhen Jiazhong Innovation Investment Enterprise (Limited Partnership) Partnership Agreement, dated June 1, 2021, by and among Global Mentor Board (Beijing) Information Technology Co., Ltd and other parties

8.1*	Principal subsidiaries and consolidated affiliated entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-233745), as amended)

12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.*	The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income (Loss), (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags

104.*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Global Internet of People, Inc.

By:	/s/ Haiping Hu
Name:	Haiping Hu
Title:	Chairman, Chief Executive Officer, and Director
Date	May 2, 2022

GLOBAL INTERNET OF PEOPLE, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Global Internet of People, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Global Internet of People, Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Friedman LLP

New York, New York

May 2, 2022

We have served as the Company’s auditor since 2018.

GLOBAL INTERNET OF PEOPLE, INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2021	2020

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$13,916,155	$10,966,012
Accounts receivable, net	6,861,672	12,218,473
Inventories	3,105,673	2,706,896
Due from related parties	65,278	172,730
Short-term investment	5,961,605	-
Prepaid expenses and other current assets	4,435,175	2,193,494
TOTAL CURRENT ASSETS	34,345,558	28,257,605

NON-CURRENT ASSETS
Restricted cash	700,060	-
Long term prepayments and other non-current assets	10,244,917	-
Property and equipment, net	3,351,321	3,397,273
Intangible assets, net	3,594,977	4,293,813
Long-term investments	5,381,441	3,085,247
Operating lease right-of-use assets	224,773	100,099
Deferred tax assets	852,037	602,806
TOTAL NON-CURRENT ASSETS	24,349,526	11,479,238

TOTAL ASSETS	58,695,084	39,736,843

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	34,486	33,697
Deferred revenue	179,407	250,309
Income taxes payable	1,076,518	4,706,972
Operating lease liabilities, current	99,569	63,301
Accrued expenses and other current liabilities	330,902	529,184
TOTAL CURRENT LIABILITIES	1,720,882	5,583,463

NON-CURRENT LIABILITIES
Operating lease liabilities, non-current	-	3,196
TOTAL NON-CURRENT LIABILITIES	-	3,196

TOTAL LIABILITES	1,720,882	5,586,659

EQUITY
Ordinary shares (500,000,000 shares authorized; $0.0001 par value, 24,528,000 shares issued and outstanding as of December 31, 2021; 16,800,000 shares issued and outstanding as of December 31, 2020)	2,453	1,680
Additional paid-in capital	31,966,816	4,462,177
Statutory reserves	2,473,801	2,473,797
Retained earnings	17,259,976	25,663,240
Accumulated other comprehensive income	2,148,906	1,438,140
Total shareholders’ equity attributable to controlling shareholders	53,851,952	34,039,034
Non-controlling interests	3,122,250	111,150
TOTAL EQUITY	56,974,202	34,150,184

TOTAL LIABILITIES AND EQUITY	$58,695,084	$39,736,843

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL INTERNET OF PEOPLE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the years ended December 31,
	2021	2020	2019

REVENUE, NET	$7,409,272	$23,181,084	$17,925,476

COSTS AND OPERATING EXPENSES
Service costs	1,823,358	2,087,425	2,109,649
Cost of goods sold	2,063,296	892,791	-
Selling expenses	946,775	906,456	1,350,894
General and administrative expenses	7,834,291	3,897,040	2,897,079
Research and development expenses	2,151,565	671,312	795,540
Total costs and operating expenses	14,819,285	8,455,024	7,153,162

(LOSS) PROFIT FROM OPERATIONS	(7,410,013)	14,726,060	10,772,314

OTHER (EXPENSES) INCOME
Investment losses	(2,118,453)	(1,087)	(23,799)
Interest income	173,173	214,460	212,285
Other income, net	404,380	72,837	9,069
Total other (expenses) income	(1,540,900)	286,210	197,555

(LOSS) PROFIT BEFORE INCOME TAXES	(8,950,913)	15,012,270	10,969,869

Income taxes (benefit) provision	(236,581)	3,054,983	1,589,101

NET (LOSS) INCOME	(8,714,332)	11,957,287	9,380,768
Less: net loss attributable to non-controlling interests	(311,072)	(130,240)	(365,617)
NET (LOSS) INCOME ATTRIBUTABLE TO CONTROLLING SHAREHOLDERS	$(8,403,260)	$12,087,527	9,746,385

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	700,316	2,076,303	(283,074)
TOTAL COMPREHENSIVE (LOSS) INCOME	(8,014,016)	14,033,590	9,097,694
Less: comprehensive loss attributable to non-controlling interest	(321,522)	(91,862)	(366,392)
COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO CONTROLLING SHAREHOLDERS	$(7,692,494)	$14,125,452	9,464,086

(LOSS) EARNINGS PER SHARE
Basic and diluted	$(0.36)	$0.72	$0.58

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic and diluted *	23,638,751	16,800,000	16,800,000

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL INTERNET OF PEOPLE, INC.

CONSOLIDATION STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total equity attributable to controlling	Non-controlling	Total
	Shares	Amount	Capital	reserves	earnings	(loss) income	shareholders	interests	equity
Balance at January 1, 2019	16,800,000	$1,680	$4,342,181	$633,247	$5,669,878	$(317,487)	$10,329,499	$331,277	$10,660,776
Capital contributions from shareholders	-	-	-	-	-	-	-	238,128	238,128
Net income	-	-	-	-	9,746,385	-	9,746,385	(365,617)	9,380,768
Statutory reserves	-	-	-	1,003,167	(1,003,167)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(282,299)	(282,299)	(775)	(283,074)
Balance at December 31, 2019	16,800,000	$1,680	$4,342,181	$1,636,414	$14,413,096	$(599,786)	$19,793,585	$203,013	$19,996,598
Capital contributions from shareholders	-	-	119,996	-	-	-	119,996	-	119,996
Net income	-	-	-	-	12,087,527	-	12,087,527	(130,240)	11,957,287
Statutory reserves	-	-	-	837,383	(837,383)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	2,037,926	2,037,926	38,377	2,076,303
Balance at December 31, 2020	16,800,000	$1,680	$4,462,177	$2,473,797	$25,663,240	$1,438,140	$34,039,034	$111,150	$34,150,184
Issued shares of ordinary shares, net of offering cost	7,728,000	773	27,504,639	-	-	-	27,505,412	-	27,505,412
Capital contributions from non-controlling interests	-	-	-	-	-	-	-	3,332,622	3,332,622
Net loss	-	-	-	-	(8,403,260)	-	(8,403,260)	(311,072)	(8,714,332)
Statutory reserves	-	-	-	(13)	13	-	-	-	-
Disposal of subsidiary	-	-	-	17	(17)	-	-	(2,642)	(2,642)
Foreign currency translation adjustment	-	-	-	-	-	710,766	710,766	(7,808)	702,958
Balance at December 31, 2021	24,528,000	$2,453	$31,966,816	$2,473,801	$17,259,976	$2,148,906	$53,851,952	$3,122,250	$56,974,202

The accompanying notes are an integral part of these consolidated financial statements

GLOBAL INTERNET OF PEOPLE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2021	2020	2019

Cash flows from operating activities
Net (loss) income	$(8,714,332)	$11,957,287	9,380,768
Adjusted to reconcile net income to cash provided by operating activities
Depreciation and amortization	988,672	865,426	167,876
Deferred tax benefits	(232,363)	(312,780)	(201,638)
Investment losses	2,118,453	1,087	23,799
Bad debt expense	3,847,426	1,514,559	151,246
Amortization of right-of-use assets	90,320	359,551	328,289
Changes in operating assets and liabilities:
Accounts receivable, net	1,729,006	(8,385,804)	(7,392,412)
Due from related parties	110,184	(151,007)	708,988
Operating lease liabilities	31,145	(312,900)	(409,739)
Inventories	(331,491)	667,758	(823,817)
Prepaid expenses and other current assets	(678,288)	(447,421)	(1,051,597)
Accounts payable	-	(79,426)	73,465
Income taxes payable	(3,696,654)	2,565,098	1,233,231
Deferred revenue	(75,857)	(322,534)	(1,554,399)
Right-of-use asset	(211,213)	-	-
Due to related parties	-	-	(67,862)
Accrued expenses and other current liabilities	(208,190)	(852,731)	669,873
Net cash (used in) provided by operating activities	(5,233,182)	7,066,163	1,236,071

Cash flows from investing activities
Purchase of property and equipment	(74,768)	(1,723,543)	(156,718)
Disposal of property and equipment	-	392	260
Prepayment for leasehold improvement	-	(228,457)	-
Prepayment for land use right and construction	(8,244,917)	-	-
Prepayment for property acquisition	-	-	(1,204,094)
Purchase of intangible assets	-	(2,735,433)	(2,188,061)
Loans to third parties	(2,825,359)	-	(82,268)
Prepaid for investment	(650,909)	-	-
Purchase of long-term investments	(2,289,945)	(1,678,514)	(184,098)
Purchase of short-term investments	(8,000,000)	-	-
Redemption of short-term investments	-	-	289,918
Disposal of subsidiary	(9,300)
Net cash used in investing activities	(22,095,198)	(6,365,555)	(3,525,061)

Cash flows from financing activities
Proceeds from capital contributions by controlling shareholders	-	119,996	-
Proceeds from issuance of ordinary shares in connection with initial public offering, net of issuance cost	27,504,639	-	-
Proceeds from capital contributions by non-controlling shareholders	3,332,622	-	238,128
Net cash provided by financing activities	30,837,261	119,996	238,128

Effect of foreign exchange rate on cash and cash equivalents	141,322	706,302	(168,316)
Net increase (decrease) in cash and cash equivalents	3,650,203	1,526,906	(2,219,178)
Cash, cash equivalents and restricted cash, beginning of year	10,966,012	9,439,106	11,658,284
Cash, cash equivalents and restricted cash, end of year	$14,616,215	$10,966,012	$9,439,106

Cash, cash equivalents and restricted cash, end of year	14,616,215	10,966,012	9,439,106
Less: Non-current restricted cash	700,060	-	-
Cash and cash equivalents, end of year	13,916,155	10,966,012	9,439,106

Supplemental disclosure of cash flow information
Cash paid for income tax	$3,699,180	$638,180	$557,538
Supplemental non cash transactions
Operating lease right-of-use assets obtained in exchange of operating lease liabilities	$311,638	$64,402	$302,416
Inventories obtained in exchange for accounts receivable	$155,003	$-	$2,500,481
Inventories obtained in exchange for deferred revenue	$-	$30,851	$-
Long term investment obtained in exchange for accounts receivable	$-	$652,401	$-

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

Global Mentor Board (Beijing) Information Technology Co., Ltd. (“SDH”) is a limited liability company incorporated on December 5, 2014 under the laws of China. In 2017 and 2018, SDH established several subsidiaries in China, including Global Mentor Board (Hangzhou) Technology Co., Ltd. (“GMB (Hangzhou)”), Global Mentor Board (Shanghai) Enterprise Management Consulting Co., Ltd. (“GMB Consulting”), Linking (Shanghai) Network Technology Co., Ltd. (“GMB Linking”), Shanghai Voice of Seedling Cultural Media Co., Ltd. (“GMB Culture”), which has a majority owned subsidiary Mentor Board Voice of Seedling(Shanghai) Cultural Technology Co., Ltd. (“GMB Technology”), Shidong (Beijing) Information Technology Co., Ltd. (“GMB (Beijing)”), Zibo Shidong Digital Technology Co., Ltd. (“GMB Zibo”) and its major owned subsidiaries Shidong Trading Service (Zhejiang) Co., Ltd (“Shidong Trading”) and Shanghai Jiagui Haifeng Technology Co., Ltd. (“Jiagui Haifeng”), and Shanghai Nanyu Culture Communication Co., Ltd. SDH(“Nanyu Culture”) and its subsidiaries are primarily engaged in providing peer-to-peer knowledge sharing and enterprise services to clients in the PRC.

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

Reorganization

On June 10, 2019, GIOP BJ or WFOE entered into a series of contractual arrangements with the owners of SDH. These agreements include an Exclusive Technical and Consulting Service Agreement, an Exclusive Service Agreement, an Exclusive Option Agreement and Powers of Attorney (collectively “VIE Agreements”). Pursuant to the above VIE Agreements, WFOE has the exclusive right to provide SDH with comprehensive technical support, consulting services and other services in relation to the Principal Business during the term of this Agreement. All the above contractual arrangements obligate WFOE to absorb a majority of the risk of loss from business activities of SDH and entitle WFOE to receive a majority of their residual returns. In essence, WFOE is the primary beneficiary of SDH. Therefore, SDH should be considered as a VIE under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”.

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

On December 22, 2021, GIOP BJ incorporated Shidong Cloud (Beijing) Education Technology Co., Ltd.

On October 8, 2021, GIOP incorporated SDH (HK) New Energy Tech Co., Ltd. (“SDH New Energy”), a limited liability company formed in accordance with laws and regulations of Hong Kong. SDH New Energy is acting as a holding company of Zhuhai (Zibo) Investment Co., Ltd (“Zhuhai Zibo”) and Zhuhai (Guizhou) New Energy Investment Co., Ltd. (“Zhuhai New Energy”).

Zhuhai Zibo and Zhuhai New Energy were incorporated by SDH New Energy as a Foreign Enterprise in China on October 5, 2021 and November 23, 2021, respectively.

In July, 2021, GMB Technology transferred all the shares of GMB Linking to another shareholder.

On November 8, 2021, Sunrise (Guizhou) New Energy Materials Co., Ltd (“Sunrise Guizhou”) was incorporated by Zhuhai Zibo.

The consolidated financial statements reflect the activities of GIOP and each of the following entities:

Name	Date of Incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities

Subsidiaries
Global Mentor Board Information Technology Limited (“GMB HK”)	March 22, 2019	HK	100%	Holding company
Beijing Mentor Board Union Information Technology Co, Ltd. (“GIOP BJ” or “WFOE”)	June 3, 2019.	PRC	100%	Holding company of WFOE
Shidong Cloud (Beijing) Education Technology Co., Ltd (“Shidong Cloud”)	December 12, 2021	PRC	75%	Educational Consulting
SDH (HK) New Energy Tech Co., Ltd. (“SDH New Energy”)	October, 8, 2021	Hongkong	100%	Holding company
Zhuhai (Zibo) Investment Co., Ltd. (“Zhuhai Zibo”)	October 15, 2021	PRC	100%	New Energy Investment
Zhuhai (Guizhou) New Energy Investment Co., Ltd. (“Zhuhai New Energy”)	November 8, 2021	PRC	100%	New Energy Investment
Sunrise (Guizhou) New Energy Materials Co., Ltd. (“Sunrise Guizhou”)	November 8, 2021	PRC	51%	Manufacture of Lithium Battery Materials
Variable Interest Entity (“VIE”) and subsidiaries of VIE
Global Mentor Board (Beijing) Information Technology Co., Ltd. (“SDH” or “VIE”)	December 5, 2014	PRC	VIE	peer-to-peer knowledge sharing and enterprise service platform provider
Global Mentor Board (Hangzhou) Technology Co., Ltd. (“GMB (Hangzhou)”)	November 1, 2017	PRC	100%	Consulting, training and tailored services provider
Global Mentor Board (Shanghai) Enterprise Management Consulting Co., Ltd. (“GMB Consulting”)	June 30, 2017	PRC	51%	Consulting services provider
Shanghai Voice of Seedling Cultural Media Co., Ltd. (“GMB Culture”)	June 22, 2017	PRC	51%	cultural and artistic exchanges and planning, conference services provider
Shidong(Beijing)Information Technology Co., LTD. (“GMB (Beijing)”)	June 19, 2018	PRC	51%	information technology services provider
Mentor Board Voice of Seeding (Shanghai) Cultural Technology Co., Ltd. (“GMB Technology”)	August 29, 2018	PRC	51%	Technical services provider
Shidong Zibo Digital Technology Co., Ltd. (“GMB Zibo”)	October 16, 2020	PRC	100%	Technical services provider
Shidong Trading Service (Zhejiang) Co., Ltd. (“Shidong Trading”)	April 19, 2021	PRC	60%	Sale of Merchandise
Shanghai Jiagui Haifeng Technology Co., Ltd. (“Jiagui Haifeng”)	November 29, 2021	PRC	51%	Business Incubation Services provider
Shanghai Nanyu Culture Communication Co., Ltd. (“Nanyu Culture”)	July 27, 2021	PRC	51%	Enterprise Information Technology Integration services provider

The VIE contractual arrangements

Neither the Company nor the Company’s subsidiaries own any equity interest in SDH. Instead, The Company controls and receives the economic benefits of SDH’s business operation through a series of contractual arrangements. WFOE, SDH and its shareholders entered into a series of contractual arrangements, also known as VIE Agreements, in June 2019. Pursuant to the VIE Agreements, WFOE holds the contractual right to control and operate the business of SDH. Therefore, pursuant to ASC 810, SDH has been included in the Company’s consolidated financial statements since June 2019.

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

The CEO of WFOE, Mr. Haiping Hu, is currently managing SDH pursuant to the terms of the Exclusive Service Agreement. The Exclusive Service Agreement does not prohibit related party transactions. Upon the establishment of the audit committee at the consummation of this offering, the Company’s audit committee will be required to review and approve in advance any related party transactions, including transactions involving WFOE or SDH.

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

Under the Exclusive Option Agreement, WFOE may at any time under any circumstances, purchase, or have its designee purchase, at its discretion, to the extent permitted under PRC law, all or part of the SDH Shareholders’ equity interests in SDH or the assets of SDH. The Equity Pledge Agreement, together with the Equity Pledge Agreement, the Exclusive Service Agreement, and Powers of Attorney, enable WFOE to be the primary beneficiary of SDH.

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

GIOP’s ability to conduct its wisdom sharing and enterprise consulting business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, GIOP may not be able to consolidate its VIE in its consolidated financial statements as it may lose the ability to receive economic benefits from the VIE. GIOP, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and VIE.

Total assets and liabilities presented on the Company’s consolidated balance sheets and revenue, expense, net income presented on consolidated statement of operations and comprehensive income as well as the cash flow from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operation and cash flow of the GIOP’s VIE and VIE’s subsidiaries. GIOP has not provided any financial support to SDH for the years ended December 31, 2021 and 2020. The following financial statements of the VIE and VIE’s subsidiaries were included in the consolidated financial statements as of December 31, 2021 and 2020 and for the year ended December 31, 2021,2020 and 2019:

	As of December 31,
	2021	2020

Cash and cash equivalents	$3,870,916	$10,876,365
Accounts receivable, net	6,861,672	12,218,473
Inventories	2,865,958	2,706,896
Due from related parties	52,268	167,562
Prepaid expenses and other current assets	3,002,698	2,148,563
Total current assets	16,653,512	28,117,859

Property and equipment, net	3,351,321	3,397,273
Intangible assets, net	3,594,977	4,293,813
Long-term investments	5,381,441	3,085,247
Operating lease right-of-use assets	224,773	100,099
Deferred tax assets	852,037	602,806
Total non-current assets	13,404,549	11,479,238

Total assets	$30,058,061	$39,597,097

Accounts payable	$34,486	$33,697
Deferred revenue	179,407	250,309
Income taxes payable	1,076,518	4,706,972
Operating lease liabilities, current	99,569	63,301
Accrued expenses and other current liabilities	313,685	529,184
Total current liabilities	1,703,665	5,583,463

Operating lease liabilities, non-current	-	3,196
Non-current liabilities	-	3,196
Total liabilities	$1,703,665	$5,586,659

	For the years ended December, 31
	2021	2020	2019

Total net revenue	$7,409,272	$23,107,340	$17,925,476
Net (loss) income	$(5,629,408)	$11,931,079	$9,396,130

	For the years ended December, 31
	2021	2020	2019

Net cash provided by operating activities	$2,314,408	$6,998,407	$1,213,794
Net cash used in investing activities	$(3,025,281)	$(6,493,837)	$(3,525,061)
Net cash provided by financing activities	$-	$119,996	$238,128

Under the Contractual Arrangements with the consolidated VIE, GIOP has the power to direct activities of the consolidated VIE and VIE’s subsidiaries through the WFOE, and can have assets transferred freely out of the consolidated VIE and VIE’ subsidiaries without restrictions. Therefore, the Company considers that there is no asset of the consolidated VIE and VIE’ subsidiaries that can only be used to settle obligations of the respective VIE and VIE’ subsidiaries except for registered capital of VIE and VIE’ subsidiaries amounting to $3,802,885 and $4,463,857 as of December 31, 2021 and 2020, respectively, as well as statutory reserves amounting to $2,473,801 and $2,473,797, as of December 31, 2021 and 2020, respectively. Since the consolidated VIE and VIE’ subsidiaries are incorporated as limited liability companies under the PRC Law, the creditors of the consolidated VIE and VIE’ subsidiaries do not have recourse to the general credit of GIOP.

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

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. As of December 31, 2021, for the Company’s consolidated subsidiaries, VIE and VIE’ s subsidiaries, non-controlling interests represent: a) a minority shareholder’s 49%   ownership interest in Sunrise Guizhou, GMB (Beijing), GMB Consulting, Nanyu Culture and Jiagui Haifeng; b) a minority shareholder’s 49% ownership interest in GMB Culture, which has a subsidiary called GMB Technology; c) a minority shareholder’s 25% ownership interest in Shidong Cloud, and 40% ownership interest in Shidong Trading.

As of December 31, 2020, for the Company’s consolidated subsidiaries, VIE and VIE’ s subsidiaries, non-controlling interests represent a minority shareholder’s 49% ownership interest in GMB (Beijing), GMB Culture, which has a subsidiary called GMB Technology, GMB Consulting, GMB Linking and GMB Zibo.

Non-controlling interests are presented as a separate line item in the equity section of the Company’s Consolidated Balance Sheets and have been separately disclosed in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss) to distinguish the interests from that of the Company.

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

Foreign currency translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Company’s consolidated financial statements are reported using the U.S. Dollars (“US$” or “$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss).

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

	December 31, 2021	December 31, 2020	December 31, 2019
Year-end spot rate	US$1= RMB 6.3757	US$1= RMB 6.5249	US$1= RMB 6.9762
Average rate	US$1= RMB 6.4515	US$1= RMB 6.8976	US$1= RMB 6.8985

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

The carrying amounts reported in the balance sheets for cash, restricted cash, accounts receivable, due from related parties, prepaid expenses and other current assets, deferred revenue, income taxes payable, accounts payable, due to related parties, accrued expenses and other current liabilities approximate their fair value based on the short-term maturity of these instruments.

The Company’s non-financial assets, such as property and equipment would be measured at fair value only if they were determined to be impaired.

As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of its certain fund investment. NAV is primarily determined based on information provided by external fund administrators. The Group’s investments valued at NAV as a practical expedient are private equity funds, which represent the short term investment on the balance sheet.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and demand deposits in accounts maintained with commercial banks, as well as highly liquid investments which are unrestricted as to withdrawal or use and are readily convertible to known amounts of cash. The interest incomes of highly liquid investments are reported in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss). The Company maintains the bank accounts in Mainland China and Hong Kong. Cash balances in bank accounts in Mainland China and Hong Kong are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted cash

Restricted cash represent bank deposits with designated use, which cannot be withdrawn without certain approval or notice. Restricted cash, which matures in more than twelve months after the balance sheet date, is classified as noncurrent assets in the consolidated balance sheets.

Restricted cash classified as a long-term asset on the Company’s consolidated balance sheets consists of cash equivalents restricted as to withdrawal or use. Such restricted cash relates to an escrowed fund of listing companies. The escrowed fund shall be held by the Escrow Agent for the purpose of satisfying the initial $700,000 of the indemnification obligations of the Company, with respect to the Escrowed Funds, for a period of 24 months from the closing of the Offering.

Short-term investments

The Company evaluates whether an investment is other-than-temporarily impaired based on the specific facts and circumstances. Factors that are considered in determining whether an other-than-temporary decline in value has occurred include the market value of the security in relation to its cost basis, the financial condition of the investee, and the intent and ability to retain the investment for a sufficient period of time to allow for recovery in the market value of the investment.

Accounts receivable, net

Accounts receivable mainly represent amounts due from clients in the ordinary course of business and are recorded net of allowance for doubtful accounts.

The Company mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on management’s assessment of historical bad debts, creditworthiness and financial conditions of the clients, current economic trends and changes in client payment patterns. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted and the potential for recovery is considered remote. The allowance was $ $5,744,387, $1,808,889 and $194,375 as of December 31, 2021, 2020 and 2019, respectively.

Inventories

The inventories as of December 31, 2021 consisted of health service gift cards, learning course gift cards, Chinese tea, latex pillows and health care products, all of which are products available for sale, and are stated at the lower of cost and net realizable value.

Part of the Company’s inventories is obtained through fee exchange arrangements with its customers, which are entered into at the Company’s discretion to receive inventory in exchange of collection of account receivables and deferred revenue due from the customers. The Company accounts for these nonmonetary exchanges based on the fair values of the assets involved. The cost of inventories acquired in exchange is initially measured at the fair value of the accounts receivable the Company surrendered to obtain them.

A valuation allowance is recorded to write down the cost of inventories to the estimated net realizable value, if lower, due to slow-moving or damaged products, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Net realizable value is determined by the estimated selling prices offset by estimated additional cost of sale, selling expenses and business taxes. There was no valuation allowance provided for the inventory for the years ended December 31, 2021, 2020 and 2019.

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

Short-term leases

The Company has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. Lease payments associated with these leases are expensed as incurred.

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

Long-term investments

Equity method investments in investees represent the Company’s investments in privately held companies, over which it has significant influence but does not own a majority equity interest or otherwise control. The Company applies the equity method to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 “Investment — Equity Method and Joint Ventures”.

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

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated income statements and its share of post-acquisition movements in accumulated other comprehensive income is recognized in shareholders’ equity. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee. Investment loss for long-term investments of $41,925, $1,087 and $23,799 were recorded in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2021, 2020 and 2019, respectively.

For other equity investments that do not have readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock, the Company accounts for these investments at cost minus any impairment, if necessary.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value; the financial condition, operating performance and the prospects of the equity investee. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value. No impairment charges were recorded in investment losses in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2021, 2020 and 2019.

Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairments of long-lived assets were recognized as of December 31, 2021 and 2020.

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

Prior to 2019, most of our online content was free for our User to enjoy because we mainly focused on growing our online knowledge sharing community. In November 2019, we started to implement a new fee structure for our online content, which grants Users the access to view various online courses and programs. Users can subscribe an annual VIP at a rate of RMB299. The VIP grants Users the access right to the Company’s VIP courses and programs over the subscription period. The Company recognizes the VIP annual subscription fees as revenue on a straight-line basis over VIP subscription period. Users can also purchase a la carte courses and programs at a rate from RMB 9.9 to 299 per course or program by top-up credits through the Company’s APP platform. The payment for a la carte course and program is not refundable. After the payment is collected by the Company, the Users obtain unlimited access to the courses and programs they purchased for without limitation. The Company recognizes the fees a la carte courses and programs as revenue at the point of time that Users obtain the access to the courses and programs.

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

Service costs

Service costs primarily include (1) the cost of holding events and activities, such as venue rental fees, conference equipment fees, (2) professional and consulting fees paid to third parties for our activity; (3) the fees paid to Mentors and Experts; and (4) labor costs. Service costs were $1,823,358, $2,087,425 and $2,109,649 for the years ended December 31, 2021, 2020 and 2019, respectively.

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

(Loss) Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of December 31, 2021 and 2020, the basic and diluted shares were 23,638,751 and 16,800,000, respectively.

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

The Company’s also exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by group of counterparties that share similar attributes. There was $2,000,483 of revenue from one client which represented 27% of the total revenues for the year ended December 31, 2021. There was no revenue from clients which individually represented greater than 10% of the total revenues for the year ended December 31, 2020 and 2019, respectively.   Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, The Company generally requires advanced payment before delivery of the services but may extend unsecured credit to its clients in the ordinary course of business. Credit limits are established and exposure is monitored in light of changing counterparty and market conditions. The Company did not have any material concentrations of credit risk outside the ordinary course of business as of December 31, 2021 and 2020.

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

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Company will adopt ASU 2016-13 from January 1, 2023. The Company is in the process of evaluating the effect of the adoption of this ASU.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31,
	2021	2020
Accounts receivable	$12,606,059	$14,027,362
Less: allowance for doubtful accounts	(5,744,387)	(1,808,889)
Accounts receivable, net	$6,861,672	$12,218,473

The movement of allowance of doubtful accounts is as follows:

	As of December 31,
	2021	2020	2019
Balance at beginning of the year	$1,808,889	$194,375	$43,129
Current year addition	3,890,827	1,514,559	151,246
Write-off	(43,401)	-	-
Foreign currency translation adjustments	88,072	99,955	-
Balance at end of the year	$5,744,387	$1,808,889	$194,375

$3,847,426, $1,514,559 and $151,246 doubtful accounts provision was recorded for the fiscal years ended December 31, 2021, 2020 and 2019.

NOTE 4 – INVENTORIES, NET

Other than cash purchase, a portion of the Company’s inventories are obtained through fee exchange arrangements with its customers, which are entered into at the Company’s discretion to receive inventory in exchange for collection of accounts receivable due from the customers. These inventories are all commodities available for sale.

Inventories as of December 31, 2021 and 2020 consist of the following:

	As of December 31,
	2021	2020
Healthcare service gift cards	$1,276,550	$1,094,101
Chinese tea	718,426	702,051
Learning course gift cards	454,852	444,451
Latex pillows	138,246	137,119
Healthcare products	207,348	216,733
Others	310,251	112,441
Total	$3,105,673	$2,706,896

No inventory valuation allowance was recorded for the fiscal years ended December 31, 2021, 2020 and 2019.

NOTE 5 – SHORT-TERM INVESTMENT

The Company entered into an investment agreement with Viner Total investment Fund (the “Fund”) to invest the Fund. The Fund is an exempted company incorporated in the Cayman Islands and managed by Mainstream Fund Services (HK).  The Fund is invested in a wide range of instruments with no specific limitations. The redemption of such shares for cash can be made with a one-month advanced written notice (such advanced written notice period can be extended by the administrator).

The value of private equity fund   are measured at fair value with gains and losses recognized in earnings. As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of the Fund. NAV is primarily determined based on information provided by external fund administrators. In February 2021, GIOP invested in the shares of Viner Total Investment Fund, with the total investment of $8,000,000. The NAV of the Fund was $5,961,605 as of December 31, 2021. Investment loss of $2,038,395 was recorded in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2021.

NOTE 6 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

		As of December 31,
		2021	2020
Prepaid expenses	(1)	$2,462,534	$1,324,676
Loans to third parties	(2)	840,685	15,326
Prepayment for investment	(3)	650,909	-
Other receivables		299,864	265,653
Interest receivable		171,840	128,388
Prepaid VAT		123,100	19,099
Deposits for operating lease		43,090	40,384
Deferred offering cost		-	553,227
Subtotal		4,592,022	2,346,753
Allowance for other receivables		(156,847)	(153,259)
Total		$4,435,175	$2,193,494

(1)	Prepaid expenses as of December 31, 2021 mainly consisted of prepaid service fee paid by GIOP BJ amounted to $1,164,011.

(2)	On March 8, 2021, the Company signed a loan contract with a third party, Waichun Logistics Technology Limited (“Waichun”), to lend $825,000, with annual interest rate of 8%, and will be due on May 10, 2022.

(3)	In September 2021, the Company prepaid $650,909 to acquire 61.5% equity interest of Haicheng Shenhe Technology Co., Ltd. Due to the termination of the acquisition, the acquisition fund will be paid back in fiscal 2022.

NOTE 7 – LONG TERM PREPAYMENTS AND OTHER NON-CURRENT ASSETS

		As of December 31,
		2021	2020
Prepaid for land use right	(1)	6,947,051	-
Prepaid for construction and equipment	(1)	1,297,866	-
Loans to third party	(2)	2,000,000	-
Total		$10,244,917	$-

(1)	The Company’s subsidiary Sunrise Guizhou signed to purchase land use right from Qianxinan public resources trading center, with an area of 260,543 square meters and prepaid the consideration of $6,947,051. The land use right is expected to be registered under Sunrise Guizhou on June 10, 2022. Besides, Sunrise Guizhou also made advance payment of $654,799 for the production line and equipment and $643,067 for the factory construction, with the planned construction period from January 4, 2022 to December 31, 2022.

(2)	The Company signed a loan contract on March 8, 2021 and renewed it on March 6, 2022, with a third party, Waichun Logistics Technology Limited (“Waichun”), to lend $2,000,000, with annual interest rate of 8%, and will be due on December 31, 2023.

Note 8 – PROPERTY AND EQUIPMENT, NET

Property and equipment, stated at cost less accumulated depreciation, consisted of the following:

	As of December 31,
	2021	2020
Building	$3,061,496	$2,991,492
Vehicles	106,266	103,836
Electronic equipment	100,148	93,020
Furniture, fixtures and equipment	82,104	71,517
Leasehold improvements	442,563	30,652
Subtotal	3,792,577	3,290,517
Construction in progress	-	319,735
Less: Accumulated depreciation	441,256	212,979
Property and equipment, net	$3,351,321	$3,397,273

Depreciation expense was $198,747, $126,589 and $46,124 for the fiscal years ended December 31, 2021, 2020 and 2019, respectively.

NOTE 9 – INTANGIBLE ASSETS, NET

Intangible assets, stated at cost less accumulated amortization, consisted of the following:

	As of December 31,
	2021	2020
Copyrights of course videos	$5,326,829	$5,205,025
Less: accumulated amortization	1,731,852	911,212
Intangible assets, net	$3,594,977	$4,293,813

For the years ended December 31, 2021, 2020 and 2019, amortization expense amounted to $789,925 and $738,837 and $121,752, respectively. The following is a schedule of future amortization of intangible asset as of December 31, 2021:

2022	799,316
2023	799,316
2024	799,316
2025	799,316
2026	397,713
Total	$3,594,977

NOTE 10 – LONG-TERM INVESTMENTS

The Company’s long-term investments consist of the following:

	As of December 31,
	2021	2020
Equity method investments:
Shidong (Suzhou) Investment Co., Ltd. (“Suzhou Investment”)	$55,324	$67,926
Equity investments without readily determinable fair value:
Shenzhen Jiazhong Creative Capital LLP (“Jiazhong”)	1,568,455	1,532,591
Beijing Xingshuizhixing Technology Co., Ltd. (“Xingshuizhixing”)	1,254,764	-
Zhejiang Wangxin Health Technology Co., Ltd. (“Wangxin”)	1,035,180	-
Hangzhou Zhongfei Aerospace Health Management Co., Ltd. (“Zhongfei”)	470,537	459,774
Shanghai Zhongren Yinzhirun Investment Management Partnership (“Yinzhirun”)	313,691	306,518
Jiangxi Cheyi Tongcheng Car Networking Tech Co., Ltd.(“Cheyi”)	249,027	243,332
Chengdu Zhongfuze Management LLP(“Zhongfuze”)	78,423	76,630
Shanghai Outu Home Furnishings Co., Ltd. (“Outu”)	78,423	76,630
Zhejiang Qianshier Household Co., Ltd.(“Qianshier”)	78,423	76,630
Taizhoujia Menkou Auto Greengrocer’s Delivery Technology Co., Ltd. (“Taizhoujia”)	78,423	76,630
Zhejiang Yueteng Information Technology Co., Ltd. (“Yueteng”)	78,423	76,630
Shidong Funeng(Ruzhou) Industry Development Co., Ltd.( “Funeng”)	42,348	41,380
Dongguan Zhiduocheng Car Service Co., Ltd. (“Car Service”)	-	27,587
Beijing Yunshang E-commerce Co., Ltd. (“Yunshang E-commerce”)	-	22,989
Total	$5,381,441	$3,085,247

Equity method investments

Investment in Suzhou Investment

In December 2017, the Company acquired 17% of shareholding of Suzhou Investment with cash consideration of RMB 850,000. As the Company’s CEO, Mr. Haiping Hu is Suzhou Investment’s director and the Company can exercise significant influence on Suzhou Investment’s business operation, the Company therefore accounted for this investment under equity methods from December 2017 and share the profit or loss of Suzhou Investment accordingly. For the years ended December 31, 2021, 2020 and 2019, the Company recognized investment losses of $14,025, $15,585 and $24,014, respectively, according to its share of the post-acquisition losses of Suzhou Investment.

Equity investments without readily determinable fair value

Investment in Jiazhong

In December 2020, the Company acquired 33% of partnership share of Jiazhong as a limited partner with cash consideration of RMB 10,000,000. The Company has fully paid RMB 10,000,000 as of December 31, 2020. The Company does not have significant influence or control over Jiazhong, and the partnership share investment does not have readily determinable market value, and therefore accounted for the investment of Jiazhong at cost minus impairments and plus or minus observable changes in prices.

Investment in Xingshuizhixing

GM IT signed an investment agreement with Beijing Zhitong Zhenye Technology Co., Ltd. and Li Jiyou to invest RMB8,000,000 to Xingshuizhixing, which is accounting for 4% of its equity interest. Xinshuizhixing mainly operates online tax management system. The Company has no control, joint control or significant influence on the invested units, and therefore accounted for the investment of Xingshuizhixing at cost minus impairments and plus or minus observable changes in prices. The Company has fully paid RMB 8,000,000 as of December 31, 2021.

Investment in Wangxin

On April 11, 2021, GMB Zibo signed an equity transfer agreement with Wangxin, which mainly provides health consulting service, to acquire its 2.15% equity interest in the consideration of RMB6,600,000. The company has no control, joint control or significant influence on the invested units, and therefore accounted for the investment of Wangxin at cost minus impairments and plus or minus observable changes in prices. The Company has fully paid RMB 6,600,000 as of December 31, 2021.

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

Investment in Yunshang E-commerce

In March 2017, the Company acquired 1.25% of shareholding interest of Yunshang E-commerce with cash consideration of RMB150,000. The Company does not have significant influence or control over Yunshang E-commerce, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Yunshang E-commerce at cost minus impairments and plus or minus observable changes in prices. On February 24, 2021, Yunshang applied for liquidation to Beijing Chaoyang District Market Supervision and Administration Bureau and dis-registered in middle 2021. The investment fund of RMB150,000 will be refunded and was reclassified as other receivable.

Investment in Car Service

In November 2017, the Company acquired 1.5 % of shareholding interest of Car Service with cash consideration of RMB90,000. In May 2019, the shareholding interest the Company held was diluted to 0.98% after Car Service received capital from a new shareholder. The Company does not have significant influence or control over Car Service, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Car Service at cost minus impairments and plus or minus observable changes in prices. In 2021, the Company noticed that with the adverse impact of COVID-19, Car Service failed to publish the annual report of FY2020 in accordance with the time limit to the Industry and Commerce Administration of Dongguan Nancheng Branch, which was factors that raise significant concerns about the investee's ability to continue as a going concern. Full impairment of $27,900 was provided for investment of Car Service for the year ended December 31, 2021.

Investment in Funeng

In August 2019, the Company subscribed capital with cash consideration of RMB 570,000 and acquired 19% of shareholding interest of Funeng. The Company has paid RMB 270,000 as of December 31, 2020. The Company does not have significant influence or control over Funeng, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Funeng at cost minus impairments and plus or minus observable changes in prices.

Investment in Zhongfuze

In September 2019, the Company acquired 11.11% of partnership share of Zhongfuze with cash consideration of RMB500,000. The Company has fully paid RMB500,000 as of December 31, 2020. The Company does not have significant influence or control over Zhongfuze, and the partnership share investment does not have readily determinable market value, and therefore accounted for the investment of Zhongfuze at cost minus impairments and plus or minus observable changes in prices.

Investment in Outu

In December 2019, the Company acquired 15% of shareholding interest of Outu with cash consideration of RMB3,000,000. The Company has paid RMB 500,000 as of June 30, 2020. The Company does not have significant influence or control over Outu, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Outu at cost minus impairments and plus or minus observable changes in prices.

Investment in Taizhoujia

In June 2020, the Company acquired 5% of shareholding interest of Taizhoujia through nonmonetary transactions with Taizhoujia, which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Taizhoujia of RMB500,000. The Company accounts for these nonmonetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Taizhoujia, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Taizhoujia at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them.

Investment in Yueteng

In June 2020, the Company acquired 5% of shareholding interest of Yueteng through nonmonetary transactions with Yueteng, which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Yueteng of RMB500,000. The Company accounts for these nonmonetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Yueteng, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Yueteng at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them.

Investment in Qianshier

In December 2020, the Company acquired 5% of shareholding interest of Qiansier through nonmonetary transactions with, which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Qianshier of RMB 500,000. The Company accounts for these nonmonetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Qianshier, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Qianshier at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them.

Investment in Zhongfei

In November 2020, the Company acquired 3% of shareholding interest of Zhongfei through nonmonetary transactions, with which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Zhongfei of RMB3,000,000. In 2021, GM IT provided it with a customized service worth of RMB3,000,000. The service has been completed and Zhongfei has decided to transfer 3% of the equity according to its fair value to GM IT. The registration change was completed as of December 31, 2021. The Company does not have significant influence or control over Zhongfei, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Zhongfei at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them.

Investment in Cheyi

In November 2020, the Company acquired 0.5% of shareholding interest of Cheyi through nonmonetary transactions, with which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Cheyi of RMB 1,587,719. In 2021, GM IT provided it with a membership service worth of RMB1,500,000. This service has been completed. Cheyi has a poor capital turnover, it has decided to transfer 0.5% of the equity according to its fair value to GM IT and registration change was completed as of December 31, 2021. The Company accounts for these non-monetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Cheyi, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Cheyi at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them.

NOTE 11 – LEASES

The Company’s VIE and VIE’s subsidiaries lease office space under non-cancelable operating lease agreements with expiration dates in 2022 or 2023. The lease terms may include options to extend or terminate the lease when it is reasonably certain the Company will exercise that option. Certain of the arrangements have free rent periods or escalating rent payment provisions. Leases with an initial term of twelve months or less are not recorded on the consolidated balance sheets. The Company recognizes rental expense on a straight-line basis over the lease term.

As of December 31, 2021, the Company’s operating leases had a weighted average remaining lease term of 1.60 years and a weighted average discount rate of 4.75%.

The components of lease expense for the years ended December 31, 2021 and 2020 were as follows:

	Statement of Income Location	For the year ended December 31, 2021	For the year ended December 31, 2020

Lease Costs
Operating lease expense	General and administrative expenses	$244,045	$352,645
Total lease expenses		$244,045	$352,645

Maturity of lease liabilities under the non-cancelable operating leases as of December 31, 2021 were as follows:

Operating
2022	$103,408
Total lease payments	103,408
Less: interest	3,839
Present value of lease liabilities	$99,569

NOTE 12 – DEFERRED REVENUE

The details of deferred revenue are as follows:

	As of December 31,
	2021	2020
Advance from member services	$63,314	$231,182
Advance from enterprise services	116,093	19,127
Total	$179,407	$250,309

NOTE 13– ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Components of accrued expenses and other current liabilities are as follows:

	As of December 31,
	2021	2020
VAT payable	$215,269	$472,926
Accrued payroll and welfare	29,777	25,927
Accrued expenses	47,796	-
Others	38,060	30,331
Total	$330,902	$529,184

NOTE 14 – TAXES

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

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2019/2020 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, the Company’s HK subsidiary did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended December 31, 2021 and 2020, and accordingly no provision for Hong Kong profits tax has been made in these periods.

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

On January 17, 2019, the State Taxation Administration issues the notice on the scope of small-scale and low-profit corporate income tax preferential policies of the Ministry of Finance and the State Administration of Taxation, [2019] No. 13 for small-scale and low-profit enterprises whose annual taxable income is less than RMB1,000,000 (including RMB1,000,000), approximately US$155,003, their income is reduced by 25% to the taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 5%. While the portion of annual taxable income exceeding RMB1,000,000, approximately US$155,003, but not more than RMB3,000,000, approximately US$465,008, which is essentially resulting in a favorable income tax rate of 10%. The qualifications of small-scale and low-profit enterprises were examined annually by the Tax Bureau. GMB Consulting was eligible to enjoy a preferential tax rate of 5% from 2018 to 2021.

The components of the income tax (benefit) provision are as follows:

	For the years ended December 31,
	2021	2020	2019
Current
Cayman Islands	$-	$-	$-
BVI	-	-	-
Hong Kong	-	-	-
China	-	3,367,763	1,790,739
Deferred		-	-
Cayman Islands	-	-	-
BVI	-	-	-
Hong Kong	-	-	-
China	(236,581)	(312,780)	(201,638)
Total	$(236,581)	$3,054,983	$1,589,101

Reconciliation between the (benefit) provision for income taxes computed by applying the PRC EIT rate of 25% to (loss) income before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2021	2020	2019
(Loss) profit before income taxes	$(8,950,913)	$15,012,270	10,985,232
PRC EIT rate	25%	25%	25%
Income taxes computed at statutory EIT rate	$(2,237,728)	$3,753,068	2,746,308
Reconciling items:
Effect of tax holiday and preferential tax rate	2,104,719	(627,764)	(1,072,447)
Effect of non-deductible expense	4,403	5,202	4,738
Super deduction of qualified R&D expenditures	(107,975)	(75,523)	(89,498)
Income tax (benefit) expense	$(236,581)	$3,054,983	1,589,101
Effective tax rate	2.64%	20.35%	14.47%

Deferred tax assets

According to PRC tax regulations, net operating losses can be carried forward to offset future operating income for five years. Significant components of deferred tax assets were as follows:

	As of December 31,
	2021	2020
Net operating loss carry forwards	$978,216	$276,730
Provision for doubtful debts	1,092,140	326,076
Deferred tax assets, gross	2,070,356	602,806
Less: Valuation allowance	(1,218,319)	-
Deferred tax assets, net	$852,037	$602,806

The Company has accumulated operating loss of approximately $4,745,479 and $1,106,920 as of December 31, 2021 and 2020 for income tax purposes available for offsetting against future taxable income. The accumulated operating loss were from several PRC subsidiaries of the Company. As the subsidiaries of GMB (Beijing), GMB consulting, GMB culture and GMB Technology generated operation loss since incorporated, the Company planned to dispose or transfer these subsidiaries in the future. Besides, net loss occurred in GIOP BJ, GMB Hangzhou for the year ended December 31, 2021. Accordingly, valuation allowance of $1,218,319 was recorded for the year ended December 31, 2021 and the accumulated operating loss may not be full offset in the future. As the subsidiaries of and GMB Zibo are in business start-up period, management believes that the realization of the benefits from these losses is highly probable as they are developing well and will started to make profits in the near future. No value allowance has been recorded on the subsidiary of GMB Zibo as of December 31, 2021 accordingly. In making such determination, the Company considered factors including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry forwards, and (iii) tax planning strategies.

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the fiscal years ended December 31, 2021 and 2020, the Company had no unrecognized tax benefits.

For the Company’s operating subsidiaries, the tax years ended December 31, 2017, through December 31, 2021 remain open for statutory examination by PRC tax authorities.

NOTE 15 – RELATED PARTY BALANCE AND TRANSACTIONS

The following is a list of related parties which the Company has transactions with:

(a)	Beijing Yihe Business Technology Co., Ltd. (“Yihe Beijing”), a 40% shareholder of GMB (Beijing).
(b)	Ningbo Zhuhai Investment Co., Ltd. (“Zhuhai Investment”), a company controlled by Mr. Haiping Hu.
(c)	Bally, Corp. (“Bally”), a company controlled by Mr. Haiping Hu.
(d)	Mr. Xuanming Wang, General Manager and legal representative of GMB (Hangzhou).
(e)	Mr. Haiwei Zuo, Vice Chairman of the Board, 7.49% shareholder of GMB (Beijing).

a.	Due from related parties

As of December 31, 2021 and 2020, the balances of amount due from related parties were as follows:

		As of December 31,
		2021	2020
Due from related parties
Bally		5,168	5,168
Zhuhai Investment	(1)	25,534	155,378
Mr. Xuanming Wang		26,664	-
Mr. Haiwei Zuo		7,912	-
Yihe Beijing	(2)	-	12,184
Total		$65,278	$172,730

(1)	The balance as of December 31, 2021 and 2020 represented the prepaid rental fee by GMB IT.

(2)	The balance as of December 31, 2020 represented the consulting fees paid by GIOP on behalf of the related party.

b.	Related party transactions

The Company rent office spaces from Zhuhai Investment. For the years ended December 31, 2021 and 2020, total rental fee to Zhuhai Investment were $103,411 and $96,695, respectively.

The Company sold medical wine of $666 to Zhuhai Investment for the year ended December 31, 2021.

The Company also purchased professional services from Yihe Beijing. For the years ended December 31, 2021 and 2020, service costs paid to Beijing Yihe were nil and $27,175, respectively.

NOTE 16 – SHAREHOLDERS’ EQUITY

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

On April 2, 2020, the shareholders of the Company unanimously authorize a one-for-0.88 reverse stock split of the Company’s outstanding and issued ordinary shares (the “First Reverse Stock Split”), which became effective on April 3, 2020. Any fractional ordinary share that would have otherwise resulted from the First Reverse Stock Split were rounded up to the nearest full share. The First Reverse Stock Split did not change the par value of the ordinary shares and had no effect on the number of authorized ordinary shares of the Company. As a result of the First Reverse Stock Split, 28,000,000 ordinary shares that were issued and outstanding at April 3, 2020 was reduced to 24,640,000 ordinary shares (taking into account the rounding of fractional shares).

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

On February 11, 2021, the Company closed its initial public offering (“IPO”) on Nasdaq. The Company offered 6,720,000 ordinary shares, par value $0.001 per share, at a price of $4.00 per share and received total gross proceed of $26,880,000. Besides, the Company offered 1,008,000 ordinary shares, par value $0.001 per share, as part of the representative of the underwriters’ over-allotment option, at a price of $4.00 per share and received total gross proceed of $4,032,000. Total net proceeding amounted to $27,504,639 after deducting underwriting discounts and other related expenses.

Non-controlling interest

Non-controlling interest consists of the following:

	As of December 31,
	2021	2020

GMB (Beijing)	$5,365	$75,853
GMB Culture	25,613	146,872
GMB Linking	-	2,673
Jiagui Haifeng	(13)	-
Shidong Trading	(35)	-
GMB Consulting	14,477	20,677
GMB Technology	(185,377)	(134,925)
Sunrise Guizhou	3,262,220	-
Total	$3,122,250	$111,150

In July, 2021, GMB Technology transferred all the shares of GMB Linking to another shareholder with no gain or loss recognized.

Jiagui Haifeng was established by GMB Zibo and Lifeng Wang in November, 2021. 51% shares of Jiagui Haifeng was held by GMB Zibo and 49% of shares was held by Mr. Lifeng Wang.

Shidong Trading was established by GMB Zibo and Xuanming Wang in April, 2021. 60% shares of Shidong Trading was held by GMB Zibo and 40% of shares was held by Mr. Xuanming Wang.

Sunrise Guizhou was established by Zhuhai (Zibo) Investment and five other companies in November, 2021.

For the fiscal year ended December 31, 2021, SDH made capital contributions of $9,099,878 to Sunrise Guizhou; and the non-controlling shareholders made capital contributions of $3,332,622 to Sunrise Guizhou.

The actual capital contributions made by SDH and the non-controlling shareholders for the fiscal year ended 2021 had no effect on SDH’s equity percentage in its seven subsidiaries.

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

As of December 31, 2020 and 2021, the statutory reserves of the Company’s WFOE, VIE and VIE’s subsidiaries in the PRC have not reached 50% of their respective registered capital. As of December 31, 2021 and 2020, the balances of the statutory reserves were $2,473,801 and $2,473,797, respectively.

NOTE 17 – COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of December 31, 2021 the Company was not aware of any litigations or lawsuits against it.

NOTE 18 – SEGMENT REPORTING

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

The following table presents revenue by major revenue type for the years ended December 31, 2021, 2020 and 2019, respectively:

	For the years ended December 31,
	2021	2020	2019
Member services	$498,330	$872,629	$2,525,084
Enterprise services
-Comprehensive tailored services	1,433,847	13,345,880	5,733,342
-Sponsorship advertising services	1,734,390	6,598,527	8,288,164
-Consulting services	1,583,583	416,634	1,189,169
Online services	40,391	361,933	66,304
Other revenues	2,118,731	1,585,481	123,413
Revenue, net	$7,409,272	$23,181,084	$17,925,476

NOTE 19 – SUBSEQUENT EVENTS

On April 2, 2022, Zhuhai (Zibo) Investment entered into an investment agreement (the “Agreement”) with the following parties to form a joint venture, Sunrise Guizhou, dedicated to the production of high-grade lithium-ion power battery anode materials: Shanghai Huiyang Investment Co., Ltd. (“Huiyang”), Haicheng Shenhe Technology Co., Ltd. (“Shenhe”), Guizhou Yilong New Area Industrial Development Investment Co., Ltd. (“Yilong Investment”), Guizhou Guangyao Management Partnership (“Guangyao”),Hainan Fuhe Investment Management Partnership (“Fuhe”), and eight individuals who will be appointed to various management positions at Sunrise Guizhou.

The Agreement and related transactions were approved by SDH’s shareholders at an extraordinary general meeting of shareholders held on April 1, 2022.

Pursuant to the Agreement, Zhuhai (Zibo) Investment will own 51% equity interest in the Sunrise Guizhou, and Huiyang, Shenhe, Yilong Investment, Guangyao and Fuhe will own a stake of 12.50%, 12.50%, 4%, 10% and 5% in the Sunrise Guizhou, respectively. The eight individual shareholders of Sunrise Guizhou together will own an aggregated 5% equity interest in Sunrise Guizhou.

Sunrise Guizhou   was established in the New Materials Industrial Park of Yilong District, Xingyi City of Guizhou Province, with a total investment amount of up to RMB620 million ($98.13 million) and a total land area of approximately 266,800 square meters, for the production of high-grade lithium-iron power battery anode materials. Construction of the production facilities at the site is expected to be completed within 15 months after Sunrise Guizhou obtains regulatory approvals for the construction of the production facilities.