Form 20-F
period 2022-12-31
Sunrise New Energy Co., Ltd.
filed 2023-05-16
CIK 1780731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from _________ to _____________.

Commission file number: 001-40008

Sunrise New Energy Co., Ltd.
(Exact name of Registrant as Specified in its Charter)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

Room 703, West Zone, R&D Building

Zibo Science and Technology Industrial Entrepreneurship Park, No. 69
Sanying Road

Zhangdian District, Zibo City, Shandong Province

People’s Republic of China

+861082967728

(Address of Principal Executive Offices)

Haiping Hu, Chief Executive Officer

Room 703, West Zone, R&D Building

Zibo Science and Technology Industrial Entrepreneurship Park, No. 69
Sanying Road

Zhangdian District, Zibo City, Shandong Province

People’s Republic of China

+861082967728

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
ordinary share	EPOW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock as of the close of the period covered by the annual report.

An aggregate of 25,361,550 ordinary shares, par value $0.0001 per share, were outstanding as of December 31, 2022.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

We are a holding company incorporated in the Cayman Islands with no material operations of our own. We are not a Chinese operating company. Investors of our Ordinary Shares do not own any equity interests in the VIE, but instead own shares of a Cayman Islands holding company. Unless otherwise stated, as used in this annual report and in the context of describing our operations and consolidated financial information, “we,” “us,” “Company,” “Sunrise New Energy”, or “our,” refers to Sunrise New Energy Co., Ltd., a Cayman Islands holding company, and “VIE” refers to the variable interest entity (“VIE”), Global Mentor Board (Beijing) Information Technology Co., Ltd., or SDH.

Unless the context otherwise requires, in this annual report on Form 20-F, references to:

●	“Affiliated Entities” are to Sunrise New Energy’s subsidiaries, and the VIE and its subsidiaries;

●	“APP” are to our mobile application, “Shidonghui APP;”

●	“China” or the “PRC” are to the People’s Republic of China;

●	“Enterprise Service Client” or “Enterprise Service Clients” are to small and medium-sized enterprises that have entered into service agreements with us for customized enterprise services;

●	“Expert” or “Experts” are to individual(s) qualified and certified by us to provide services to Users and Members;

●	“GIOP BJ” are to Beijing Mentor Board Union Information Technology Co, Ltd., a limited liability company organized under the laws of the PRC, Zhuhai Zibo’s wholly owned subsidiary;

●	“GMB HK” are to “Global Mentor Board Information Technology Limited”, Sunrise New Energy’s wholly-owned-subsidiary, a Hong Kong corporation.

●	“GMB (Hangzhou)” are to Global Mentor Board (Hangzhou) Technology Co., Ltd., a limited liability company organized under the laws of the PRC, the VIE’s wholly owned subsidiary;

●	“GMB (Beijing)” are to Shidong (Beijing) Information Technology Co., Ltd., a limited liability company organized under the laws of the PRC and 51% of its equity interest is owned by the VIE;

●	“GMB Culture” are to Shanghai Voice of Seedling Cultural Media Co., Ltd., a limited liability company organized under the laws of the PRC and 51% of its equity interest is owned by the VIE;

●	“GMB Consulting” are to Global Mentor Board (Shanghai) Enterprise Management Consulting Co. Ltd., a limited liability company organized under the laws of the PRC and 51% of its equity interest is owned by the VIE;

●	“GMB Linking” are to “Linking (Shanghai) Network Technology Co., Ltd., a limited liability company organized under the laws of the PRC; the 51% of its equity interest owned by the VIE was transferred to a third party in July 2021;

●	“HK subsidiaries” are to GMB HK and SDH New Energy; and

●	“Member” or “Members” are to individual(s) and enterprise(s) who signed up for each of our three annual membership plans: Platinum, Diamond, Protégé;

●	“Mentor” or “Mentors” are to individual(s) invited by us to provide services to Users and Members;

●	“PRC subsidiaries” are to GIOP BJ, Zhuhai Zibo, Zhuhai Guizhou and their respective subsidiaries.

●	“shares,” “Shares,” or “Ordinary Shares” are to the Ordinary Shares of the Company, par value US$0.0001 per share;

●	“SDH” or “the VIE” are to Global Mentor Board (Beijing) Information Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which we control via a series of contractual arrangements among GIOP BJ, the VIE and shareholders of the VIE;

●	“SDH Cloud” are to Global Mentor Cloud (Beijing) Education Technology Co., Ltd.; 75% of the shares of SDH Cloud are held by GIOP BJ and the remaining 25% shares are held by Beijing Yunqianyi Information Technology Co., Ltd.

●	“SDH New Energy” are to SDH (HK) New Energy Tech Co., Limited, Sunrise New Energy’s wholly-owned-subsidiary, a Hong Kong corporation.

●	“Sunrise Guizhou” are to Sunrise (Guizhou) New Energy Material Co., Ltd, a limited liability company organized under the laws of the PRC and 39.3519% of its equity interest is owned by Sunrise New Energy;

●	“U.S.” are to the United States;

●	“User” or “Users” are to registered users of our APP;

●	“VIE” are to variable interest entity;

●	“Zhuhai Zibo” are to Zhuhai (Zibo) Investment Co., Ltd., a limited liability company organized under the laws of the PRC, SDH New Energy’s wholly owned subsidiary;

●	“Zhuhai Guizhou” are to Zhuhai (Guizhou) New Energy Investment Co., Ltd., a limited liability company organized under the laws of the PRC, SDH New Energy’s wholly owned subsidiary;

●	“Zibo Shidong” are to Zibo Shidong Digital Technology Service Co., Ltd., a limited liability company organized under the laws of the PRC, the VIE’s wholly owned subsidiary;

As of the date of this annual report, substantially all of the Company’s business is conducted by (1) Sunrise Guizhou, a joint venture formed by the Company and certain other shareholders in 2022, and (2) SDH, the Company’s VIE entity, in the PRC, using RMB, the currency of China. Our consolidated financial statements are presented in United States dollars or US$. In this annual report, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars or US$. These US$ references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets, including accounts receivable.

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

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

We are a Cayman Islands holding company conducting a substantial portion of our operations in China through our PRC operating entities. Unless otherwise stated, as used in this annual report, the terms “we,” “us,” “our,” “Sunrise New Energy,” “our Company,” and the “Company” refer to Sunrise New Energy Co., Ltd., an exempted company limited by shares incorporated under the laws of the Cayman Islands; and “SDH” or “the VIE” are to Global Mentor Board (Beijing) Information Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which we control via a series of contractual arrangements among GIOP BJ, SDH and shareholders of SDH (the “VIE Agreements”).

As of the date of this annual report, substantially all of our business is conducted by (1) Sunrise Guizhou, a joint venture established by Zhuhai Zibo (a wholly owned subsidiary of the Company) and certain other partners, as a limited company pursuant to PRC laws for the purpose of manufacturing and sales of graphite anode materials; and (2) SDH, the Company’s VIE entity that operates a knowledge sharing platform in China. Investors of our Ordinary Shares do not hold shares in the PRC operating entities, but instead hold shares of a Cayman Islands company. Further, neither we nor our subsidiaries own any shares in the VIE. Instead, for accounting purposes, we control and receive the economic benefits of the VIE’s business operation through a series of contractual arrangements, also known as VIE Agreements, dated June 10, 2019. The VIE Agreements enable us to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements under the generally accepted accounting principles in the United States (“U.S. GAAP”). Pursuant to the VIE Agreements, which have not been tested in a court of law, under, the assets and liabilities of the VIE are treated as our assets and liabilities and the results of operations of the VIE are treated as if they were the results of our operations. See “Item 3. Key Information — Contractual Agreements among GIOP BJ, the VIE and Its Shareholders” for a summary of these VIE Agreements.

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

As of December 31, 2022 and 2021, the VIE accounted for an aggregate of 8.79% and 51.21%, respectively, of our consolidated total assets, 13.04% and 99% respectively, of our consolidated total liabilities, and 1.61% and 100% respectively, of our consolidated total net revenues. See our consolidated financial statements and the related notes in this annual report.

We are subject to legal and operational risks associated with being based in the PRC, which could result in a material change in our PRC operating entities and the VIE’s operations and/or the value of the securities we are registering for sale, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in the PRC with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies. As of the date of this annual report, we, our PRC subsidiaries, or the VIE and its subsidiaries have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction.

As confirmed by our PRC counsel, Jincheng Tongda & Neal Law Firm (“JT&N”), as of the date of this annual report, we are not subject to cybersecurity review with the Cyberspace Administration of China, or the CAC, under the Cybersecurity Review Measures that became effective on February 15, 2022, or if the draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”) is enacted as proposed, since (i) as companies that engage in business-oriented consulting services and manufacturing and sales of graphite anode materials, we, our PRC subsidiaries, or the VIE and its subsidiaries, are unlikely to be classified as critical information infrastructure operators (“CIIOs”) by the PRC regulatory agencies; (ii) according to the interpretation of the relevant laws by the CAC, for online platform operators who have listed in foreign countries before the effective date of Cybersecurity Review Measures, and who are not seeking a new listing (such as a secondary or dual listing) in foreign countries, a cybersecurity review is not required; and (iii) the data processed in the business of the VIE and its subsidiaries, which is a knowledge sharing and enterprise service platform business, is unlikely to have a bearing on national security. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. See “Risk Factors—Risks Relating to Doing Business in the PRC—Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.”

Furthermore, on February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of relevant applications or its completion of subsequent offerings. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, or the CSRC Notice, which, among others, clarifies that PRC domestic companies that have already been listed overseas before the effective date of the Trial Measures, which is March 31, 2023, shall be deemed as Existing Issuers, and Existing Issuers are not required to complete the filing procedures with the CSRC immediately, and they shall be required to file with the CSRC for any subsequent offerings. We are an Existing Issuer, based on the foregoing, and we are not, therefore, required to complete the filing procedures with the CSRC immediately, and shall be required, however, to file with the CSRC for any subsequent offerings. As of the date of this annual report, we are not aware of the Trial Measures or any other PRC laws or regulations currently in effect requiring that we obtain permission from any PRC government authority for our continued listing on the Nasdaq. However, since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries and the VIE, our ability to accept foreign investments, and our listing on an U.S. exchange. See “Risk Factors—Risks Relating to Doing Business in the PRC—The Trial Measures and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.”

Since 2021, the Chinese government has strengthened its anti-monopoly supervision, mainly in three aspects: (i) establishing the National Anti-Monopoly Bureau; (ii) revising and promulgating anti-monopoly laws and regulations, including: the Anti-Monopoly Law of the PRC (amended on June 24, 2022 and effective on August 1, 2022), the anti-monopoly guidelines for various industries, and the Detailed Rules for the Implementation of the Fair Competition Review System; and (iii) expanding the anti-monopoly law enforcement targeting Internet companies and large enterprises. As of the date of this annual report, the Chinese government’s recent statements and regulatory actions related to anti-monopoly concerns have not impacted our or our PRC subsidiaries, or the VIE and its subsidiaries’ ability to conduct business, our ability to accept foreign investments or issue our securities to foreign investors because neither we and our subsidiaries, nor our PRC subsidiaries, or the VIE and its subsidiaries engage in monopolistic behaviors that are subject to these statements or regulatory actions.

In addition, our Ordinary Shares may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCA Act”) and related regulations, if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditor for two consecutive years beginning in 2022. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law, which included an identical provision of the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the U.S. Securities and Exchange Commission (the “SEC”) to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at such future time. On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Our former auditor, Friedman LLP, the independent registered public accounting firm that issued the audit report included in our 2021 annual report, was a PCAOB-registered public accounting firm headquartered in New York during the time it served as our independent auditor. Our current auditor, Marcum Asia CPAs LLP (“MarcumAsia”), has been our independent auditor since December 16, 2022. The change in auditor was made due to the combination of Friedman LLP with Marcum LLP, effective September 1, 2022. MarcumAsia, is a PCAOB registered public accounting firm headquartered in New York. Our current and former auditors are both subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess an auditor’s compliance with the applicable professional standards, and have been inspected by the PCAOB on a regular basis. As such, as of the date of this annual report, our listing is not affected by the HFCA Act and related regulations. See “Risk Factors—Risks Relating to Doing Business in the PRC—The Holding Foreign Companies Accountable Act and related regulations, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing on the Nasdaq, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor.”

As of the date of this annual report, our Company, our subsidiaries, and the VIE have not distributed any earnings or settled any amounts owed under the VIE Agreements, nor do they have any plan to distribute earnings or settle amounts owed under the VIE Agreements in the foreseeable future. As of the date of this annual report, none of our subsidiaries or the VIE have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our operating entities, pursuant to the VIE Agreements. Cash is transferred among our Company, our subsidiaries, and the VIE, in the following manners: prior to the completion of our initial public offering in February 2021, the sources of funding of Sunrise New Energy, its subsidiaries and the VIE primarily consisted of capital injection by shareholders and cash generated from operations; after the completion of our initial public offering, Sunrise New Energy made capital contributions to its subsidiaries. To the extent cash in the business is in the PRC, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our Company, our subsidiaries, or the VIE by the PRC government to transfer cash. See “Risk Factors—Risks Relating to Our Corporate Structure—To the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our Company, our subsidiaries, or the VIE by the PRC government to transfer cash.”

The Company’s management is directly supervising cash management. Our finance department is responsible for establishing the cash management policies and procedures among our subsidiaries and departments and our PRC subsidiaries, or the VIE and its subsidiaries. Each subsidiary, department, or PRC operating entity initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to designated management members of the Company, based on the amount and the use of cash requested. The designated management member examines and approves the allocation of cash based on the sources of cash and the priorities of the needs, and submit it to the cashier specialists of our finance department for a second review. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred. Prior to the completion of our initial public offering in February 2021, the sources of funding of the Company, its subsidiaries and the VIE primarily consisted of capital injections by shareholders and cash generated from operations. Cash transfers and transfers of other assets between Sunrise New Energy, its subsidiaries, and the VIE were as follows: (i) For the fiscal year ended December 31, 2022, the VIE provided interest-free loans of $6,188,307 to the Company’s subsidiaries, Zhuhai Zibo and Sunrise Guizhou for the construction costs related to the graphite anode business, and the Company’s subsidiary, GMB HK, provided interest-free loans of $310,000 to the Company for professional fees. (ii) For the fiscal year ended December 31, 2021, the Company transferred the proceeds from its initial public offering in the amount of $15,000,000 to its subsidiary, Zhuhai Zibo, and the VIE provided interest-free loans of $90,000 to the Company for professional fees related to the initial public offering. (iii) For the fiscal year ended December 31, 2020, the VIE provided interest-free loans of $128,282 to the Company for professional fees related to the initial public offering.

Permissions Required from PRC Authorities

As of the date of this annual report, we, our PRC subsidiaries, or the VIE and its subsidiaries, (i) are not subject to additional permissions or approval requirements from any governmental agency that are required to approve the operations of our PRC subsidiaries, or the VIE and its subsidiaries, (ii) have received from PRC authorities all requisite licenses, permissions, and approvals needed to engage in the businesses currently conducted in the PRC, and (iii) no such permission or approval has been denied. These licenses, permissions, and approvals, which have been successfully obtained, are: (1) business license; (2) the ICP License for our knowledge sharing and enterprise service platform business; and (3) the approval for the Construction Land Use Planning Permit, the Construction Works Planning Permit, the Construction Permit, the Pollutant Discharge License, the filing-for-record procedures with the relevant work safety administrative department, the approval for the Environmental Impact Report and the Filing Certificate for Fire Safety Inspection and Acceptance of Construction Project for our new business of manufacturing and sales of graphite anode material. However, we cannot assure you that any of these entities will be able to receive clearance of such compliance requirements in a timely manner, or at all. Any failure of these entities to fully comply with such compliance requirements may cause our PRC subsidiaries, or the VIE and its subsidiaries to be unable to begin their new businesses or operations in the PRC, subject them to fines, relevant new businesses or operations suspension for rectification, or other sanctions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may be required to obtain and maintain additional approvals, licenses or permits applicable to our business, including our online business, which could have a material adverse impact on our business, financial conditions and results of operations.” We have been closely monitoring the development in the regulatory landscape in China, particularly regarding the requirement of approvals, including on a retrospective basis, from the CSRC, the CAC, or other PRC authorities with respect to this offering, as well as other procedures that may be imposed on us.

Selected Condensed Consolidating Financial Schedule

As a holding company with no material operations of our own, we conduct our operations through Sunrise Guizhou, the VIE and its subsidiaries in the PRC. Our subsidiaries and the VIE and its subsidiaries as of the date of this annual report are described below:

Name	Date of Incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities
Subsidiaries
Global Mentor Board Information Technology Limited (“GMB HK”)	March 22, 2019	HK	100%	Holding company
Beijing Mentor Board Union Information Technology Co, Ltd. (“GIOP BJ”)	June 3, 2019	PRC	100%	Holding company
Shidong Cloud (Beijing) Education Technology Co., Ltd (“Shidong Cloud”)	December 22, 2021	PRC	75%	Educational Consulting
SDH (HK) New Energy Tech Co., Ltd. (“SDH New Energy”)	October 8, 2021	Hongkong	100%	Holding company
Zhuhai (Zibo) Investment Co., Ltd. (“Zhuhai Zibo”)	October 15, 2021	PRC	100%	New Energy Investment
Zhuhai (Guizhou) New Energy Investment Co., Ltd. (“Zhuhai Guizhou”)	November 23, 2021	PRC	100%	New Energy Investment
Sunrise (Guizhou) New Energy Materials Co., Ltd. (“Sunrise Guizhou”)	November 8, 2021	PRC	39.35%	Manufacture of Lithium Battery Materials
Guizhou Sunrise Technology Co., Ltd. (“Sunrise Tech”)	September 1, 2011	PRC	39.35%	Manufacture of Lithium Battery Materials
Sunrise (Guxian) New Energy Materials Co., Ltd. (“Sunrise Guxian”)	April 26, 2022	PRC	20.07%	Manufacture of Lithium Battery Materials
Guizhou Sunrise Technology Innovation Research Co., Ltd. (“Innovation Research”)	December 13, 2022	PRC	39.35%	Research and Development
Variable Interest Entity (“VIE”) and subsidiaries of VIE
Global Mentor Board (Beijing) Information Technology Co., Ltd. (“SDH” or “VIE”)	December 5, 2014	PRC	VIE	peer-to-peer knowledge sharing and enterprise service platform provider
Global Mentor Board (Hangzhou) Technology Co., Ltd. (“GMB (Hangzhou)”)	November 1, 2017	PRC	100% by VIE	Consulting, training and tailored services provider
Global Mentor Board (Shanghai) Enterprise Management Consulting Co., Ltd. (“GMB Consulting”)	June 30, 2017	PRC	51% by VIE	Consulting services provider
Shanghai Voice of Seedling Cultural Media Co., Ltd. (“GMB Culture”)	June 22, 2017	PRC	51% by VIE	cultural and artistic exchanges and planning, conference services provider
Shidong (Beijing) Information Technology Co., LTD. (“GMB (Beijing)”)	June 19, 2018	PRC	100% by VIE	information technology services provider
Mentor Board Voice of Seeding (Shanghai) Cultural Technology Co., Ltd. (“GMB Technology”)	August 29, 2018	PRC	30.6% by VIE	Technical services provider
Shidong Zibo Digital Technology Co., Ltd. (“Zibo Shidong”)	October 16, 2020	PRC	100% by VIE	Technical services provider
Shidong Trading Service (Zhejiang) Co., Ltd. (“Shidong Trading”)	April 19, 2021	PRC	Deregistered in November 2022	Sale of Merchandise
Shanghai Jiagui Haifeng Technology Co., Ltd. (“Jiagui Haifeng”)	November 29, 2021	PRC	51% by VIE	Business Incubation Services provider
Shanghai Nanyu Culture Communication Co., Ltd. (“Nanyu Culture”)	July 27, 2021	PRC	51% by VIE	Enterprise Information Technology Integration services provider
Beijing Mentor Board Health Technology Co., Ltd (“GMB Health”)	January 7, 2022	PRC	100% by VIE	Health Services
Shanghai Yuantai Fengdeng Agricultural Technology Co., Ltd. (“Yuantai Fengdeng”)	March 4, 2022	PRC	51% by VIE	Agricultural Technology Service

The following tables present selected condensed consolidating financial data of Sunrise New Energy and its subsidiaries and the VIE and its subsidiaries for the fiscal years ended December 31, 2022, 2021, 2020, and balance sheet data as of December 31, 2022, 2021, and 2020.

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS DATA

	Year ended December 31, 2022
	Parent	Consolidated affiliated entities	VIE consolidated entities	Inter- company elimination	Group consolidated
	(US$)
Revenues, net	-	37,511,989	613,679	-	38,125,668
Total cost and operating expenses	3,586,852	39,001,736	14,346,213	-	56,934,801
Loss from operations	(3,586,852)	(1,489,747)	(13,732,534)	-	(18,809,133)
Loss before income taxes	(5,990,264)	(1,696,242)	(14,628,926)	-	(22,315,432)
Net loss	(5,990,264)	(1,696,003)	(15,438,135)	-	(23,124,402)

	Year ended December 31, 2021
	Parent	Consolidated affiliated entities	VIE consolidated entities	Inter- company elimination	Group consolidated
	(US$)
Revenues, net	-	-	7,409,272	-	7,409,272
Total cost and operating expenses	1,010,536	127,627	13,681,122	-	14,819,285
Loss from operations	(1,010,536)	(127,627)	(6,271,850)	-	(7,410,013)
Loss before income taxes	(3,021,789)	(170,253)	(5,865,989)	107,118	(8,950,913)
Net loss	(3,021,789)	(170,253)	(5,629,408)	107,118	(8,714,332)

	Year ended December 31, 2020
	Parent	Consolidated affiliated entities	VIE consolidated entities	Inter- company elimination	Group consolidated
	(US$)
Revenues, net	73,744	-	23,107,340	-	23,181,084
Total cost and operating expenses	50,000	-	8,405,024	-	8,455,024
Profit (loss) from operations	23,744	-	14,702,316	-	14,726,060
Profit (loss) before income taxes	28,203	(1,995)	14,986,062	-	15,012,270
Net income (loss)	28,203	(1,995)	11,931,079	-	11,957,287

SELECTED CONDENSED CONSOLIDATING BALANCE SHEETS DATA

	As of December 31, 2022
	Parent	Consolidated affiliated entities	VIE consolidated entities	Inter- company elimination	Group consolidated
	(US$)
Total current assets	7,330,103	33,642,263	9,713,750	(6,048,283)	44,637,833
Total non-current assets	14,690,000	56,445,366	5,939,175	(14,690,000)	62,384,541
Total assets	22,020,103	90,087,629	15,652,925	(20,738,283)	107,022,374
Total current liabilities	15,550	27,666,520	4,389,658	(6,048,283)	26,023,445
Total non-current liabilities	-	7,637,332	-	-	7,637,332
Total liabilities	15,550	35,303,852	4,389,658	(6,048,283)	33,660,777

	As of December 31, 2021
	Parent	Consolidated affiliated entities	VIE consolidated entities	Inter- company elimination	Group consolidated
	(US$)
Total current assets	7,776,218	9,932,297	16,864,942	(227,899)	34,345,558
Total non-current assets	17,700,060	8,244,917	13,404,549	(15,000,000)	24,349,526
Total assets	25,476,278	18,177,214	30,269,491	(15,227,899)	58,695,084
Total current liabilities	211,430	33,686	1,703,665	(227,899)	1,720,882
Total non-current liabilities	-	-	-	-	-
Total liabilities	211,430	33,686	1,703,665	(227,899)	1,720,882

	As of December 31, 2020
	Parent	Consolidated affiliated entities	VIE consolidated entities	Inter- company elimination	Group consolidated
	(US$)
Total current assets	125,386	14,360	28,246,141	(128,282)	28,257,605
Total non-current assets	-	-	11,479,238	-	11,479,238
Total assets	125,386	14,360	39,725,379	(128,282)	39,736,843
Total current liabilities	-	-	5,583,463	-	5,583,463
Total non-current liabilities	-	-	3,196	-	3,196
Total liabilities	-	-	5,586,659	-	5,586,659

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS DATA

	Year ended December 31, 2022
	Parent	Consolidated affiliated entities	VIE consolidated entities	Inter-company elimination	Group consolidated
	(US$)
Net cash used in operating activities	(808,226)	(5,444,733)	(3,320,442)	-	(9,573,401)
Net cash used in investing activities	-	(45,299,072)	(6,188,307)	5,878,307	(45,609,072)
Net cash provided by financing activities	310,000	51,328,368	-	(5,878,307)	45,760,061

	Year ended December 31, 2021
	Parent	Consolidated affiliated entities	VIE consolidated entities	Inter-company elimination	Group consolidated
	(US$)
Net cash (used in) provided by operating activities	(1,015,145)	(6,532,445)	2,314,408	-	(5,233,182)
Net cash used in investing activities	(25,825,000)	(8,244,917)	(3,115,281)	15,090,000	(22,095,198)
Net cash provided by financing activities	28,249,093	17,678,168	-	(15,090,000)	30,837,261

	Year ended December 31, 2020
	Parent	Consolidated affiliated entities	VIE consolidated entities	Inter-company elimination	Group consolidated
	(US$)
Net cash (used in) provided by operating activities	(52,994)	120,750	6,998,407	-	7,066,163
Net cash used in investing activities	-	-	(6,493,837)	128,282	(6,365,555)
Net cash provided by financing activities	128,282	-	119,996	(128,282)	119,996

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

Risks Related to Our Business

Risks and uncertainties related to our business include, but are not limited to, the following:

●	We have a limited operating history and are subject to the risks encountered by development-stage companies.

●	Our historical financial results may not be indicative of our future performance.

●	If we cannot manage our growth effectively and efficiently, our results of operations or profitability could be adversely affected.

●	We may not be successful in implementing important new strategic initiatives, which may have an adverse impact on our business and financial results.

●	We may be required to obtain and maintain additional approvals, licenses or permits applicable to our business, including our graphite anode manufacturing and sales business and our knowledge share platform, which could have a material adverse impact on our business, financial conditions and results of operations.

Risks Related to Our Graphite Anode Manufacturing and Sales Business

Risks and uncertainties related to our graphite anode manufacturing and sales business include, but are not limited to, the following:

●	Our graphite anode manufacturing and sales joint venture may not perform as well as we expected.

●	Joint venture with which we engage for developing graphite anode manufacturing and sales business presents a number of challenges that could have a material adverse effect on our business and results of operations and cash flows.

●	We may not respond quickly to continued innovations.

●	Complying with numerous health, safety and environmental regulations is both complex and costly.

●	Sunrise Guizhou depends on a few major customers, and the loss of any of which could cause a significant decline in our revenues.

●	Sunrise Guizhou may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on acceptable terms or at all.

Risks Related to Our Corporate Structure

With regard to our knowledge sharing and enterprise service platform, we control and receive the economic benefits of the business operations of the VIE through the VIE Agreements solely because we met the conditions for consolidation of the VIE under the U.S. GAAP for accounting purpose; however, the VIE Agreements have not been tested in a court of law and are subject to significant risks, as set forth in the following risk factors. For a description of these VIE Agreements, see “ITEM 4. INFORMATION ON THE COMPANY — C. Organizational Structure”.

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

●	We rely on contractual arrangements with the VIE and its subsidiaries, and shareholders for our China operations, which may not be as effective in providing operational control as direct ownership.

●	The contractual arrangements we have entered into with the VIE and its shareholders, and any other arrangements and transactions among related parties that we currently have or will have in future may be subject to scrutiny by the PRC tax authorities and they may determine that we owe additional taxes, which could substantially reduce our consolidated net income and the value of your investment.

●	The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

●	We may lose the ability to use and enjoy assets held by the VIE that are material to the operation of certain portion of our business if the VIE goes bankrupt or become subject to a dissolution or liquidation proceeding.

●	As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with such corporate governance listing standards.

Risks Related to Doing Business in China

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and, and cause the value of our Ordinary Shares to significantly decline or be worthless.

●	Recent greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our securities.

●	The Trial Measures and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.

●	A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

●	We face risks related to health epidemics such as the COVID-19 first identified in Wuhan city at the end of 2019, which significantly disrupted our operations and may continue to adversely affect our business, financial condition and results of operations.

●	Because our business is dependent upon government policies that encourage a market-based economy, change in the political or economic climate in the PRC may impair our ability to operate profitably, if at all.

●	PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may materially and adversely affect our business and impede our ability to continue our operations.

●	Because our business is conducted in RMB and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

●	Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

●	There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries, the VIE and its subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	Government control in currency conversion may adversely affect our financial condition, our ability to remit dividends, and the value of your investment.

●	If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation.

●	The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

●	The Holding Foreign Companies Accountable Act and related regulations all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing on the Nasdaq, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor.

●	Our contractual arrangements with the VIE are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements.

●	The failure to comply with PRC regulations relating to mergers and acquisitions of domestic entities by offshore special purpose vehicles may subject us to severe fines or penalties and create other regulatory uncertainties regarding our corporate structure.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

●	Increases in labor costs in the PRC may adversely affect our business and our profitability.

●	U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Risks Related to Our Ordinary Shares and the Trading Market

Risks and uncertainties related to our Ordinary Shares and the trading market include, but are not limited to, the following:

●	If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States holders of our Ordinary Shares could be subject to adverse United States federal income tax consequences.

●	We have identified several control deficiencies in our internal control over financial reporting. If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

●	We do not intend to pay dividends for the foreseeable future.

●	The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

●	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, which may limit the information publicly available to our investors and afford them less protection than if we were an U.S issuer.

●	If we cannot satisfy the listing requirements and other rules of Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Risks Related to Our Business

We have a limited operating history and are subject to the risks encountered by development-stage companies.

Our PRC operating entities have been in business since 2014 as a consulting company. In 2022, we entered into a new business, manufacturing and sales of graphite anode materials, by forming a joint venture (Sunrise Guizhou) in Guizhou Province, China. As a development-stage company, our business strategies and model are constantly being tested by the market and operating results, and we adjust the allocation of our resources accordingly. As such, our business may be subject to significant fluctuations in operating results in terms of amounts of revenues and percentages of total with respect to the business segments.

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

Our net revenue was $7,409,272 and $23,181,084 for the years ended December 31, 2021 and 2020, respectively. Our net loss was $8,714,332 for the year ended December 31, 2021 and net income was $11,957,287 for the year ended December 31, 2020, respectively. However, our net revenue was $38,125,668 and we incurred a net loss of $23,124,402 for the year ended December 31, 2022. The loss was mainly due to the material and negative impact of the COVID-19 pandemic on our business, and the large capital investment injected by us into the new business venture, Sunrise Guizhou, to enter into the manufacture and sales of lithium-ion power battery anode materials. As such, our limited history of operation makes it difficult to evaluate our future prospects.

If we cannot manage our growth effectively and efficiently, our results of operations or profitability could be adversely affected.

We are expanding our operations into the graphite anode manufacturing and sales business. In April 2022, we entered into an investment agreement with certain partners to form a joint venture, Sunrise Guizhou, which is dedicated to the production of lithium-ion power battery anode materials. As of the date of this annual report, we have made substantial investment into the new venture. Such expansion has placed, and will continue to place, substantial demands on our financial, managerial, operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain the quality of our services to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational and administrative systems and our quality control, and recruit, train and retain additional qualified professionals as well as other administrative and sales and marketing personnel, particularly as we expand into new business ventures and launch new business initiatives. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new expansion into our operations. As a result, our quality of service may deteriorate and our results of operations or profitability could be adversely affected.

We may not be successful in implementing important new strategic initiatives, which may have an adverse impact on our business and financial results.

There is no assurance that we will be able to implement important strategic initiatives in accordance with our expectations, which may result in an adverse impact on our business and financial results. For example, our latest strategic initiative, establishing our graphite anode manufacturing and sales joint venture, Sunrise Guizhou, is designed to create growth, improve our results of operations and drive long-term shareholders value; however, our management may lack required experience, knowledge, insight, or human and capital resources to carry out the effective implementation to expand into new spaces outside of our current focuses. As such, we may not be able to realize our expected growth, and our business and financial results will be adversely impacted.

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

Increasing competition within the enterprise service and knowledge sharing industries could have an impact on our business prospects.

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

We may be required to obtain and maintain additional approvals, licenses or permits applicable to our business, including our graphite anode manufacturing and sales business and our knowledge share platform, which could have a material adverse impact on our business, financial conditions and results of operations.

Before we develop certain new products in our graphite anode manufacturing and sales business, we must obtain a variety of approvals from local and municipal governments in the PRC for the operating of our graphite anode manufacturing and sales business. We have obtained the following in relation to our graphite anode manufacturing and sales business: construction permits, fire acceptance record certificate, sewage discharge permit, environmental impact statements, and product quality system certification, including: ISO 14001:2015, ISO 45001:2018, ISO 9001:2015, ISO 16949:2016. There is no assurance that we will be able to obtain all required licenses, permits, or approvals from government authorities. If we fail to obtain all required licenses, permits or approvals, we may be unable to expand our operations.

The operation of our knowledge sharing platform is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the Ministry of Commerce, or MOFCOM, the Ministry of Industry and Information Technology, or MIIT, the National Radio and Television Administration or NRTA, and other governmental authorities in charge of the relevant categories of services offered by us. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of online services we provide on our APP, including entry into this online service industry, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment.

We currently hold an ICP License (the Administrative Measures on Internet Information Services, or the Internet Measures, promulgated by the State Council requires commercial internet content-related services operators to obtain a VATS (“value added telecommunications service”) License for internet content provision business, or the ICP License). Although we do not currently believe we are required to hold any other licenses, we may be required to obtain additional licenses, permits or approval, given the significant uncertainties of the interpretation and implementation of certain regulatory requirements applicable to our business. See “Regulations— Regulations Related to Online Transmission of Audio-Visual Programs.”

There are uncertainties with respect to the interpretation and implementation of existing and future laws and regulations governing our business activities. As of the date of this annual report, we are not aware of any other approvals, licenses, or permits that are material to our business operations that we have not, but may be required to, obtain; nor have we received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities for lack of approvals and permits or noncompliance with regulations related to our current licenses. However, we cannot assure you that we will not be subject to any warning, investigations or penalties in the future. If the PRC government deems us as operating without proper approvals, licenses or permits, promulgates new laws and regulations that require additional approvals or licenses or impose additional restrictions on the operation of any part of our business, we may be required to apply for additional approvals, license or permits, or be subject to various penalties, including fines, termination or restrictions of the part of our business or revoking of our business licenses, which may materially and adversely affect our business, financial conditions and results of operations.

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

Cyber-attacks or other failures in our telecommunications or information technology systems, or those of our collaborators, third-party logistics providers, distributors or other contractors or consultants, could result in information theft, data corruption and significant disruption of our business operations.

We, our programs, our collaborators, third-party logistics providers, distributors and other contractors and consultants utilize information technology, or IT, systems and networks to process, transmit and store electronic information, including but not limited to intellectual property, proprietary business information and personal information, in connection with our business activities. Our internal IT systems and those of current and future third parties on which we rely may fail and are vulnerable to breakdown, breach, interruption or damage from cyber incidents, employee error or malfeasance, theft or misuse, sophisticated nation-state and nation-state-supported actors, unauthorized access, natural disasters, terrorism, war, telecommunication and electrical failures or other compromises. As use of digital technologies has increased, cyber incidents, including third parties gaining access to employee accounts using stolen or inferred credentials, computer malware, viruses, spamming, phishing attacks, denial-of-service attacks or other means, and deliberate attacks and attempts to gain unauthorized access to computer systems and networks, have increased in frequency, intensity, and sophistication. These threats pose a risk to the security of our, our programs’, our collaborators’, third-party logistics providers’, distributors’ and other contractors’ and consultants’ systems and networks, and the confidentiality, availability and integrity of our data. There can be no assurance that we will be successful in preventing cyber-attacks or successfully mitigating their effects. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations or hostile foreign governments or agencies. Similarly, there can be no assurance that our collaborators, third-party logistics providers, distributors and other contractors and consultants will be successful in protecting our clinical and other data that is stored on their systems. Any loss of clinical trial data from our completed or ongoing clinical trials for any of our product candidates could result in delays in our development and regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Although to our knowledge we have not experienced any such material system failure or material security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of development programs and business operations.

Any cyber-attack that leads to unauthorized access, use, or disclosure of personal information, data breach or destruction or loss of data could result in a violation of applicable U.S. and international privacy, data protection and other laws and regulations, subject us to litigation and governmental investigations, proceedings and regulatory actions by federal, state and local regulatory entities in the United States and by international regulatory entities, resulting in exposure to material civil and/or criminal liability, cause us to breach our contractual obligations, which could result in significant legal and financial exposure and reputational damages. As cyber threats continue to evolve, we may be required to incur significant additional expenses in order to implement further data protection measures or to remediate any information security vulnerability. Further, our general liability insurance and corporate risk program may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for all liability that maybe imposed, which could have a material adverse effect on our business and prospects. There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages as a result of the events referenced above.

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

Our core strength is the knowledge brought by our service providers, highlighted by their experiences, wisdom, industry know-how, and social connections. We rely heavily on the expertise of our service providers, including Mentors, Experts, and our consultants to maintain our core competence. As of April 30, 2023, our knowledge sharing and enterprise service ecosystem had 784 Mentors and 1,930 Experts, and a team of full-time consultants as our knowledge sharing providers. Many of our Mentors are experienced leaders of successful and well-known corporations. Likewise, our Experts are outstanding professionals in their specialized fields, and our team of consultants is professionals with industrial experiences of more than five years. As our business scope increases, we expect to continue to invest significant resources in attracting and retaining service providers. Our ability to sustain our growth will depend on our ability to attract and retain qualified service providers. If we fail to attract or retain qualified service providers, our business and results of operations could be materially and adversely affected.

If we were to lose our certification as a National High Tech Enterprise, we could face higher tax rates than we currently pay for much of our revenues.

In October 2017, the VIE was approved as a National High Tech Enterprise, which certificate was renewed in December 2020 and is valid for three years. This certification entitles the VIE to a favorable tax rates of 15%, rather than the unified rate of 25% if it was not so certified. In the event the VIE were to lose the benefit of the favorable tax rate in the future, we could see significant increases in the amount of taxes we pay, meaning that our operating results could be materially harmed, even in the absence of a decrease in our operations.

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

Risks Related to Graphite Anode Manufacturing and Sales Business

Our graphite anode manufacturing and sales joint venture may not perform as well as we expected.

In 2022, Zhuhai Zibo entered into an Investment Agreement with 13 other parties to form a graphite anode manufacturing and sales joint venture, Sunrise Guizhou. As of the date of this annual report, Zhuhai Zibo has invested a total of RMB126,480,000 ($19,858,670) in Sunrise Guizhou. While we believe the joint venture could give the Company new potential growth, it may not perform as well as we expected and, as a result, could impact the Company’s financial performance.

Joint venture with which we engage for developing graphite anode manufacturing and sales business presents a number of challenges that could have a material adverse effect on our business and results of operations and cash flows.

The success of our overall development plans for our graphite anode manufacturing and sales business depends on our relationships with our joint venture partners. Transactions included in developing a joint venture typically involve a number of risks and present financial, managerial and operational challenges, including the existence of unknown potential disputes, liabilities or contingencies that arise after entering into the joint venture related to the counterparties to such joint venture. We could experience financial or other setbacks, if transactions encounter unanticipated problems due to challenges, including problems related to execution or integration. Any of these risks could reduce our revenues or increase our expenses, which could adversely affect our results of operations and cash flows.

We require cooperation from our joint venture partners to establish and operate the graphite anode manufacturing and sales business.

To successfully establish and operate the graphite anode manufacturing and sales business, in addition to capital contributions, we need our partner’s expertise in a number of areas, such as advanced technology R&D, marketing and sales.In the event that we cannot maintain our cooperative relationships with our joint venture partners, on terms favorable to us or at all, we will need to source other business partners, and we may lose access to key strategic assets, which could result in material and adverse effects on our business and results of operations.

We may not respond quickly to continued innovations in the graphene products industry.

We believe that technological advances in graphite manufacture will continue to evolve and new technologies will continue to develop. Advances in the manufacture of graphite could allow our competitors to develop products faster or produce more efficiently or at lower cost than we can. If we are unable to adapt or incorporate technological advances into our operations, our production facilities could become less competitive. Further, it may be necessary for us to incur significant expenditures to acquire any new technologies and retrofit our current processes to remain competitive.

We must continuously invest in research and development.

To remain competitive, we must continuously invest in research and development which can be costly. Much of our technology and intellectual property portfolio is at an early stage of development, and we may not be able to continue to identify, develop, exploit, market and, in certain cases, secure regulatory approval for, innovative products in a timely manner or at all.

Risks of relationships with third parties in respect of research and development.

Although we have resources and staff dedicated to research and development, market conditions and other factors such as management efficiencies may make it required or preferable for us to enter into arrangements with third parties for the development, production and commercialization of graphite. If we are unable to negotiate favorable terms for such arrangements with respect to intellectual property or otherwise or disagreements arise between us and any partner or potential partner, our business, financial condition, and results of operations may be adversely affected. Further, there can be no assurance that any otherwise successful collaborations will generate products or intellectual property which can be commercialized or will result in any revenue or cash flow.

Government support of electric vehicles and renewable energy may be reduced.

Demand for and development of the products that incorporate our graphite products, including electric vehicles, renewable energy technologies, and power storage technologies, are significantly affected by government policies, support, and subsidies. Any reduction in government support for relevant industries or technologies may adversely affect our business.

Price volatility of our finished goods.

Whether due to the entry into the market of new manufacturers, the development of new graphite products manufacturing technologies, changes in downstream technologies, or other causes, there may be an increase in the availability of graphite products in the market relative to the demand for those products. In the event that production exceeds demand, we may not be able to negotiate favorable pricing for the sale of our products, and there is no assurance that we will maintain or achieve growth in revenue, profitability or cash flow from our graphite products.

Complying with numerous health, safety and environmental regulations is both complex and costly.

Sunrise Guizhou’s graphite manufacturing business is subject to numerous health, safety, and environmental requirements in the PRC. Such laws and regulations govern, among other matters, air emissions, wastewater discharges, solid and hazardous waste management and the use, composition, handling, distribution, and transportation of hazardous materials. Many such laws and regulations are becoming increasingly stringent (and may impose strict liability) and the cost of compliance with these requirements can be expected to increase over time. Although we believe that our operations will comply with applicable regulations, any failure to comply with these laws and regulations could result in us incurring costs and/or liabilities, including as a result of regulatory enforcement, personal injury, property damage and claims and litigation resulting from such events, which could adversely affect our results of operations and financial condition.

Industrial operations can be hazardous.

Accidents involving the mishandling of heavy equipment or hazardous substances could cause severe or critical damage or injury to property and human health. Such an event could result in civil lawsuits and/or regulatory enforcement proceedings, both of which could lead to significant liabilities. Any damage to persons, equipment or property or other disruption of our business could result in significant additional costs to replace, repair and insure assets, which could negatively affect our business, prospects, operating results and financial condition.

Sunrise Guizhou depends on a few major customers, and the loss of any of which could cause a significant decline in our revenues.

For fiscal year 2022, Sunrise Guizhou had 16 customers. Sunrise Guizhou’s customers are manufacturers of industrial and consumer energy storage lithium-ion batteries, such as batteries for electric vehicles and electric ships, and smart consumer electronics. For the fiscal year ended December 31, 2022, four customers accounted for more than 10% of Sunrise Guizhou’s total sales, accounting for 28.43%, 19.54%, 19.30% and 18.87% respectively.

If any of its key customers reduces, delays or cancels its orders for any reason, or the financial condition of any of its key customers deteriorates, Sunrise Guizhou’s business could be seriously harmed. Similarly, a failure to manufacture sufficient quantities of products to meet the demands of these customers may cause Sunrise Guizhou to lose business. Furthermore, if Sunrise Guizhou experiences difficulties in the collection of its accounts receivables from its key customers, the results of our operation may be materially and adversely affected.

Sunrise Guizhou faces the risk of fluctuations in the cost, availability, and quality of raw materials, which could adversely affect our results of operations.

The cost, availability, and quality of the principle raw materials, such as asphalt coke, petroleum coke, needle coke, and American petroleum coke, are essential to Sunrise Guizhou’s operations. It purchases these raw materials from suppliers in China, the United States, Romania, and Indonesia, in order to meet the requirements of different customers, as well as to maintain a diversified supplier base which is beneficial to a stable supply chain. Lack of availability of raw materials, whether due to shortages in supply, delays or interruptions in processing, failure of timely delivery, or otherwise, could interrupt Sunrise Guizhou’s operations and adversely affect our financial results. If the costs of raw materials increases due to policy changes, significant market price fluctuation, or any other causes that generally cannot be controlled by Sunrise Guizhou, Sunrise Guizhou’s business and results of operations could be adversely affected.

Further, defective raw materials or raw materials with quality deficiencies could subject Sunrise Guizhou to product liability claims or legal actions, which circumstances could adversely affect Sunrise Guizhou’s financial conditions and results of operations.

Sunrise Guizhou entrusts third-party contract manufacturers for the manufacturing of its graphite anode products.

As of the date of this annual report, Sunrise Guizhou entrusts manufacturing of its graphite anode products to third parties contractors, who might be unable to timely manufacture its products or produce the quantity and quality required to meet its commercial needs, or may not be able to execute our manufacturing procedures appropriately, or may not perform as agreed upon, or to produce, store and distribute its products satisfactorily. Any of the above could adversely affect the business results of operations and financial condition.

Sunrise Guizhou may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on acceptable terms or at all.

As Sunrise Guizhou intends to continue to make investments to support the growth of its business, it may require additional capital to pursue its business objectives and respond to business opportunities, challenges or unforeseen circumstances, including expanding manufacturing capacities, developing new products and service offerings, increasing sales and marketing expenditures, and engage customers through expanded channels, enhancing its operating infrastructure and acquiring complementary businesses and technologies. Accordingly, Sunrise Guizhou may need to engage in equity or debt financing to secure additional funds. However, additional funds may not be available when needed, on terms that are acceptable, or at all. Repayment of any such debt may divert a substantial portion of cash flow to repay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes. Sunrise Guizhou may suffer as a result of any default and foreclosure on assets pledged to secure any such financing, if the operating cash flow is insufficient to service debt obligations, which could in turn result in acceleration of obligations to repay the indebtedness and limit sources of financing.

Volatility in the credit markets may also have an adverse effect on Sunrise Guizhou’s ability to obtain debt financing. If it raises additional funds through further issuance of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. If Sunrise Guizhou is unable to obtain adequate financing or financing on terms satisfactory to it when required, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, financial condition, results of operations and prospects could be adversely affected.

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

In light of the above restrictions and requirements, we currently operate our knowledge sharing and enterprise service platform through SDH, a VIE entity, through a series of contractual arrangements, as a result of which, under United States generally accepted accounting principles, the assets and liabilities of the VIE are treated as our assets and liabilities and the results of operations of the VIE are treated in all aspects as if they were the results of our operations. For a description of these contractual arrangements, see “Business—Contractual Arrangements between GIOP BJ, the VIE and Its Shareholders” and “Related Party Transactions—Contractual Arrangements with GIOP BJ, the VIE and Its Shareholders.”

In the opinion of our PRC legal counsel, Jincheng Tongda & Neal Law Firm (“JT&N”), based on its understandings of the relevant PRC laws and regulations, (i) the ownership structures of the VIE in China and GIOP BJ are not in violation of applicable PRC laws and regulations currently in effect; and (ii) each of the contracts among GIOP BJ, the VIE and its shareholders is legal, valid, binding and enforceable in accordance with its terms and applicable PRC laws. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the PRC regulatory authorities may ultimately take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any PRC laws or regulations, if the contractual arrangements among GIOP BJ, the VIE and its shareholders are determined to be illegal or invalid by a PRC court, arbitral tribunal or regulatory authorities, or if we or the VIE fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business and/or operating licenses of GIOP BJ or the VIE;

●	discontinuing or restricting the operations of GIOP BJ or the VIE;

●	imposing conditions or requirements with which we, GIOP BJ, or the VIE may not be able to comply;

●	requiring us, GIOP BJ, or the VIE to restructure the relevant ownership structure or operations which may significantly impair the rights of the holders of our Ordinary Shares in the equity of the VIE;

●	restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China; and\or

●	imposing fines.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the VIE in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of the VIE or our right to receive substantially all of the economic benefits and residual returns from the VIE and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the VIE in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

We rely on contractual arrangements with the VIE and its subsidiaries, and shareholders for our China operations, which may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with the VIE, its subsidiaries and shareholders to operate our business in China. For a description of these contractual arrangements, see “Business—Contractual Arrangements between GIOP BJ, the VIE and Its Shareholders” and “Related Party Transactions— Contractual Arrangements with GIOP BJ, the VIE and Its Shareholders.” These contractual arrangements may not be as effective in providing us with control over the VIE and its subsidiaries as direct ownership. We have no direct or indirect equity interests in the VIE or any of its subsidiaries.

If we had direct ownership of the VIE and its subsidiaries, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE and its subsidiaries, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. But under the current contractual arrangements, as a legal matter, if the VIE or any of its subsidiaries and shareholders fails to perform their obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of the VIE were to refuse to transfer their equity interest in the VIE to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to fulfill their contractual obligations.

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

The contractual arrangements we have entered into with the VIE and its shareholders, and any other arrangements and transactions among related parties that we currently have or will have in future may be subject to scrutiny by the PRC tax authorities and they may determine that we owe additional taxes, which could substantially reduce our consolidated net income and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing GIOP BJ’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

Because we are a Cayman Islands holding company and conduct a knowledge sharing platform through the VIE in China, if we fail to comply with applicable PRC law, we could be subject to severe penalties and our business could be adversely affected.

We are a Cayman Islands holding company and operate a substantial portion of our business through the VIE in China through VIE Agreements, as a result of which, under United States generally accepted accounting principles, the assets and liabilities of the VIE are treated as our assets and liabilities and the results of operations of the VIE are treated in all respects as if they were the results of our operations. There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the VIE Agreements between GIOP BJ and the VIE.

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

If GIOP BJ, the VIE or their ownership structure or the VIE Agreements are determined to be in violation of any existing or future PRC laws, rules or regulations, or GIOP BJ or the VIE fail to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses of GIOP BJ or the VIE;

●	discontinuing or restricting the operations of GIOP BJ or the VIE;

●	imposing conditions or requirements with which we, GIOP BJ, or the VIE may not be able to comply;

●	requiring us, GIOP BJ, or the VIE to restructure the relevant ownership structure or operations which may significantly impair the rights of the holders of our ordinary shares in the equity of the VIE; and\or

●	imposing fines.

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

The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Almost all of our beneficiary owners hold equity interests in the VIE. They may have conflicts of interest with us. Conflicts of interest may arise between the dual roles of them who are both shareholders of our Company and shareholders of SDH, the VIE. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and SDH, which would have a material and adverse effect on our ability to effectively control the VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our Company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC law. If we cannot resolve any conflicts of interest or disputes between us and those individuals, we would have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceeding.

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

As of the date of this annual report, our executive officers, directors and affiliates beneficially own approximately 43.56% of our outstanding Ordinary Shares. Therefore, these stockholders will have the ability to influence us through their ownership positions. Further, our CEO and majority shareholder, Mr. Haiping Hu, has beneficial ownership of 7,324,687 Ordinary Shares. These shares represent ownership of approximately 28.88% of our outstanding Ordinary Shares as of the date of this annual report. These shareholders may be able to determine all matters requiring shareholder approval. For example, these shareholders, acting together, may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited transaction proposals or offers for our Ordinary Shares that you may believe are in your best interest as one of our shareholders.

We may lose the ability to use and enjoy assets held by the VIE that are material to the operation of certain portion of our business if the VIE goes bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the VIE, the VIE and its subsidiaries hold certain assets that are material to the operation of certain portion of our business, including intellectual property and licenses. If the VIE goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the VIE may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If the VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

As confirmed by our PRC counsel, JT&N, as of the date of this annual report, we are not subject to cybersecurity review with the CAC, under the Cybersecurity Review Measures that became effective on February 15, 2022, or if the Security Administration Draft is enacted as proposed, since (i) as companies that engage in business-oriented consulting services and manufacturing and sales of graphite anode materials, we, our PRC subsidiaries, or the VIE and its subsidiaries are unlikely to be classified as CIIOs by the PRC regulatory agencies; (ii) according to the interpretation of the relevant laws by the CAC, for online platform operators who have listed in foreign countries before the effective date of Cybersecurity Review Measures, and who are not seeking a new listing (such as a secondary or dual listing) in foreign countries, a cybersecurity review is not required; and (iii) the data processed in the business of the VIE and its subsidiaries, which is knowledge sharing and enterprise service platform business, is unlikely to have a bearing on national security. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. However, there remains uncertainty, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented by the authorities and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft in the future. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply with and to mitigate any adverse effect of such new laws, regulations, rules, or implementation and interpretation on us. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During such reviews, if required, our operations could be suspended or experience other disruptions. Further, cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

The Trial Measures and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of relevant applications or its completion of subsequent offerings. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, or the CSRC Notice, which, among others, clarifies that PRC domestic companies that have already been listed overseas before the effective date of the Trial Measures, which is March 31, 2023, shall be deemed as Existing Issuers, and Existing Issuers are not required to complete the filing procedures with the CSRC immediately, and they shall be required to file with the CSRC for any subsequent offerings. We are an Existing Issuer, based on the foregoing, and we are not, therefore, required to complete the filing procedures with the CSRC immediately, and shall be required, however, to file with the CSRC for any subsequent offerings.

On February 24, 2023, the CSRC, together with the MOF, the National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, which were issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023, together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (i) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (ii) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company, our subsidiaries or the VIE and its subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime. See “Regulations—Regulations Related to Mergers and Acquisitions and Overseas Listings.”

The Trial Measures and the revised Provisions that recently issued by the PRC authorities may subject us to additional compliance requirements in the future, as there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, and we cannot assure you that we will be able to comply with all the new regulatory requirements of the Trial Measures, the revised Provisions, or any future implementing rules on a timely basis, or at all. Any failure by us to fully comply with the new regulatory requirements, including but not limited to the failure to complete the filing procedures with the CSRC if required, may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless.

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

Our business has been significantly disrupted and may continue be materially and adversely affected by health epidemics such as the COVID-19 pandemic and other outbreaks affecting the PRC. Our business operations depend on China’s overall economy and demand for our service and products, which could be disrupted by health epidemics. In fiscal years 2022 and 2021, due to the government imposed restrictions and lock-downs that were intended to contain the spread of the COVID-19 pandemic, we were prevented from arranging many of our offline activities, resulting in cancellations or postponements of study tours, forums and sponsorship advertising events, which materially and adversely impacted the performance of our knowledge sharing business. For fiscal year 2021, revenues generated from the core business of our knowledge sharing platform (member services, enterprise services and online services) decreased by approximately 76%, compared to the same period of fiscal year 2020. For the year ended December 31, 2022, the revenues generated from the core services of our knowledge sharing platform (member services, enterprise services and online services) decreased by approximately 95%, compared to that of fiscal year 2021. Although the PRC government relaxed its COVID-19 restrictions since December 2022, there still remains a possibility of further outbreaks of COVID-19 variants forcing a complete or partial suspension of our business operations in the PRC, a prolonged outbreak of the coronavirus or other adverse public health developments in China would likely have a material adverse effect on our business operations as such outbreak or other development could significantly impact the Chinese economy and our industry, disrupt our operations and adversely affect our business, financial condition and results of operations. The Company is operating in a rapidly changing environment, so the extent to which COVID-19 may impact its business, operations and financial results from this point forward will depend on numerous evolving factors that the Company cannot accurately predict. Those factors include the following: the duration and scope of the pandemic, and governmental, business and individuals’ actions that have been and continue to be taken in response to the pandemic.

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

We believe that Sunrise New Energy is not a resident enterprise for PRC tax purpose. Sunrise New Energy is not controlled by a PRC enterprise or PRC enterprise group and we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of Sunrise New Energy, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”.

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

We are an offshore holding company conducting our operations in China through Sunrise Guizhou, the VIE and its subsidiaries. We may make loans to Sunrise Guizhou, the VIE and its subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries, are subject to PRC regulations. For example, loans to our PRC subsidiaries cannot exceed statutory limits and are subject to foreign exchange loan registrations. Our capital contributions to our PRC subsidiaries must be registered with the MOFCOM or its local counterpart. For more details, see “Regulation—Regulations Related to Foreign Debt.” and “Regulation—Regulations Related to Foreign Exchange.”

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

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosures and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by the CSRC, a PRC regulator that is responsible for oversight of the capital markets in China. However, on February 17, 2023, with the approval of the State Council, the CSRC released the Trial Measures and five supporting guidelines, which took effect on March 31, 2023. According to the Trial Measures, PRC domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and submit relevant documents, including the prospectus and other listing documents submitted to overseas regulatory authorities, to the CSRC. However, as the laws and regulations are relatively new, substantial uncertainties exist with respect to its interpretation and implementation regarding such laws and regulations. It is not clear how the CSRC may review and scrutinize these listing documents and we cannot assure you whether and how such scrutiny may affect our listing on an U.S. exchange.

The Holding Foreign Companies Accountable Act and related regulations all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing on the Nasdaq, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor.

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

On June 22, 2021, the U.S. Senate passed the “Accelerating Holding Foreign Companies Accountable Act”, which proposed to decrease the number of non-inspection years for foreign companies to comply with PCAOB audits from three to two years, thus reducing the time period before their securities may be prohibited from trading or delisted.

On December 16, 2021, the PCAOB issued a report on its determinations that the Board was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the People’s Republic of China (PRC), because of positions taken by PRC authorities in those jurisdictions (the “Determination”). The Board made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the Holding Foreign Companies Accountable Act (HFCAA).

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed a Protocol, governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

On December 29, 2022, the provisions of the Accelerating Holding Foreign Companies Accountable Act were signed into law by President Biden as part of the Consolidated Appropriations Act, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to issue new determinations with the HFCAA, if needed.

Our auditor prior to September 29, 2022, Friedman LLP, was registered with the PCAOB and had been inspected by the PCAOB on a regular basis in the audit period. Our current auditor, MarcumAsia, is headquartered in Manhattan, New York and registered with the PCAOB. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional rstandards, and has been inspected by the PCAOB on a regular basis. As such, as of the date of this annual report, our listing is not affected by the Holding Foreign Companies Accountable Act and related regulations. However, the recent developments would add uncertainties to our continued listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. Furthermore, there is a risk that our auditor cannot be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless.

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

If the CSRC, MOFCOM, or another PRC regulatory agency determines that government approval was required for the VIE arrangement between GIOP BJ and the VIE, or if prior CSRC approval for overseas financings is required and not obtained, we may face severe regulatory actions or other sanctions from MOFCOM, the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines or other penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from overseas financings into the PRC, restrict or prohibit payment or remittance of dividends to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel overseas financings, to restructure our current corporate structure, or to seek regulatory approvals that may be difficult or costly to obtain.

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

Our contractual arrangements with the VIE are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements.

As all of our contractual arrangements with the VIE are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Disputes arising from these contractual arrangements between us and the VIE will be resolved through arbitration in China, although these disputes do not include claims arising under the United States federal securities law and thus do not prevent you from pursuing claims under the United States federal securities law. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these contractual arrangements, through arbitration, litigation and other legal proceedings remain in China, which could limit our ability to enforce these contractual arrangements and exert effective control over the VIE. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business may be materially and adversely affected.

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

Although the U.S. tax law with regards to VIEs is unclear, we are treating the VIE as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with the VIE, and as a result, we are treating the VIE as our wholly-owned subsidiary for U.S. federal income tax purposes. For purposes of the PFIC analysis, in general, according to Section 1297(c) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Although our Company does not technically own any stock in the VIE there are numerous factors that give rise to a strong conclusion that its control of management decisions, the entitlement to economic benefits associated with the VIE, and the inclusion of the VIE as part of the consolidated group (Under Accounting Standards Codification (ASC) Topic 810, “Consolidation,” VIEs are generally consolidated with other related entities under common control) is so akin to our Company holding a stock interest in the VIE that it is reasonable and consistent to consider our Company’s interest in the VIE as a deemed stock interest. Therefore, the income and assets of the VIE should be included in the determination of whether or not we are a PFIC in any taxable year. It is important to emphasize that there is little to no guidance other than the statute itself (Internal Revenue Code Section 1297(c)) and analogous portions of the code, treasury regulations and other accepted authorities and as such it is possible for the IRS to challenge the argument that the look through rule would apply in this case, especially since the statute explicitly says “stock”.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. During the course of preparing our consolidated financial statements as of and for the years ended December 31, 2022, we identified material weaknesses and other control deficiencies in our internal control over financial reporting. Many of the deficiencies noted below were communicated to us from our independent registered public accounting firm as observations, which stemmed from their audit. The material weaknesses identified included: (1) a lack of formal internal controls policies over financial closing and reporting processes, which may increase risk of error, fraud, misstatement of financial reporting, or even non-compliance with related regulations for a U.S. listed Group; (2) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, and accounting policies and procedures manual that covers U.S. GAAP and SEC financial reporting requirements to complete relate US GAAP and SEC reporting. As a result of the above, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective.

We are taking a number of measures to tackle the control deficiencies identified, including: (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) preparing a comprehensive accounting policies and procedures manual that covers financial closing and reporting processes, U.S. GAAP and SEC financial reporting requirements, and ensuring that accounting personnel are familiar with and follow the manual.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we primarily operate our businesses through PRC operating entities. In 2022, Sunrise Guizhou was established by our wholly owned subsidiary, Zhuhai Zibo, and certain other joint venture partners, as a limited company pursuant to PRC laws, for the purpose of manufacturing and sales of graphite anode materials. Zhuhai Zibo currently owns a 39.35% equity interest in Sunrise Guizhou, but has the power to cast a majority of votes at the meeting of the board of directors and governs the financial and operating policies of Sunrise Guizhou under an agreement among the shareholders. We operate a knowledge sharing platform through the VIE, of which we do not own any equity interest; rather we control the VIE via a series of contractual arrangements between GIOP BJ and the VIE. The VIE (formerly known as Beijing Huatai Yihe Co., Ltd.) was established in 2014 as a limited company pursuant to PRC laws for the purpose of providing corporate consulting services.

The VIE established a wholly owned subsidiary, GMB Hangzhou, on November 1, 2017 pursuant to PRC laws.

In 2017 and 2018, the VIE also established three subsidiaries pursuant to PRC laws, which were GMB (Beijing), GMB Culture, and GMB Consulting. The VIE owns 51% of the equity interest of each of these three subsidiaries. Additionally, GMB Culture has a subsidiary, Mentor Board Voice of Seeding (Shanghai) Cultural Technology Co., Ltd., and owns 60% of its equity interest.

On February 22, 2019, the holding company, Sunrise New Energy, was established under the laws of the Cayman Islands. Sunrise New Energy owns 100% of GMB HK, a Hong Kong company incorporated on March 22, 2019.

On June 3, 2019, GIOP BJ was incorporated pursuant to PRC laws as a wholly foreign owned enterprise. GMB HK holds 100% of the equity interest in GIOP BJ. On August 26, 2022, GMB HK transferred its equity interest in GIOP BJ to Zhuhai Zibo, and GIOP BJ became a wholly owned subsidiary of Zhuhai Zibo.

On October 15, 2020, the VIE established another wholly owned subsidiary, Zibo Shidong, pursuant to PRC laws. See “Item 4C. Organizational Structure for a chart of our current structure.”

On February 11, 2021, the Company closed its initial public offering (“IPO”) of 6,720,000 Ordinary Shares. The Ordinary Shares were priced at $4.00 per share, before underwriting discounts and offering expenses, resulting in gross proceeds of $26,880,000. The offering was conducted on a firm commitment basis. The Ordinary Shares commenced trading on The Nasdaq Capital Market under the ticker symbol “SDH” on February 9, 2021.

On February 19, 2021, ViewTrade Securities, Inc., as the representative of the underwriters in the initial public offering of the Company, exercised in full its option to purchase an additional 1,008,000 Ordinary Shares at a price of $4.00 per share. As a result, the Company raised gross proceeds of approximately $4,032,000, in addition to the previously announced IPO gross proceeds of approximately $26.88 million, before deducting underwriting discounts and other related expenses.

On October 8, 2021, the Company established a wholly-owned-subsidiary, SDH New Energy, pursuant to Hong Kong laws.

On October 15, 2021, SDH New Energy established a wholly-owned-subsidiary, Zhuhai Zibo, pursuant to PRC laws.

On November 23, 2021, SDH New Energy established a wholly-owned-subsidiary, Zhuhai Guizhou, pursuant to PRC laws.

On April 2, 2022, Zhuhai Zibo entered into an investment agreement (the “Agreement”) with certain parties to form Sunrise Guizhou, a joint venture (the “JV”) dedicated to the production of high-grade lithium-ion power battery anode materials. Pursuant to the Agreement, Zhuhai Zibo owned 51% equity interest in the JV. The Agreement and related transactions were approved by Sunrise New Energy’s shareholders at an extraordinary general meeting of shareholders held on April 1, 2022.

On June 13, 2022, Zhuhai Zibo and the other thirteen founding shareholders of Sunrise Guizhou (the “Original Shareholders”) entered into an investment agreement (the “Investment Agreement”) with Guizhou Province New Kinetic Industry Development Fund Partnership (the “Investor”). Pursuant to the Investment Agreement, the Investor invested RMB 200 million in Sunrise in exchange for 22.8395% of Sunrise Guizhou’s equity interest (the “Capital Increase”), and the Original Shareholders have agreed to waive their pre-emptive rights and accept the Investor as a new shareholder of Sunrise. As a result of the Capital Increase, each Original Shareholder’s equity interest in Sunrise was reduced by the same ratio. Zhuhai Zibo’s equity share in Sunrise Guizhou was reduced from 51% to 39.3519%. On April 12, 2022, Zhuhai Zibo entered into an “Agreement of Action in Concert” with twelve of the thirteen Original Shareholders, who agreed to act in concert with Zhuhai Zibo in matters relating to the corporate governance of Sunrise, including voting on shareholder proposals and nominating directors of Sunrise Guizhou. The Agreement of Action in Concert ensures that Zhuhai Zibo controls 74.0743% of Sunrise Guizhou’s voting rights after the Capital Increase took effect pursuant to the Investment Agreement.

On July 11, 2022, the Company relocated its principal executive offices from Room 208, Building 1, No. 28 Houtun Road, Haidian District, Beijing, PRC, to Room 703, West Zone, R&D Building, Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road, Zhangdian District, Zibo City, Shandong Province, PRC.

On August 5, 2022, at the 2022 annual general meeting of shareholders of the Company, the shareholders of the Company approved to change the Company’s name from Global Internet of People, Inc. to Sunrise New Energy Co., Ltd. The name change of the Company became effective on August 10, 2022. In conjunction with the name change, the Company’s ordinary shares began trading on the NASDAQ Capital Market under the new ticker symbol “EPOW” as of the opening of trading on August 15, 2022. The Company’s ordinary shares previously traded under the ticker symbol “SDH”.

Pursuant to PRC laws, each entity formed under PRC law shall have certain business scopes as submitted to the Administration of Industry and Commerce or its local counterpart. Pursuant to specific business scopes, approval by the relevant competent regulatory agencies may be required prior to commencement of business operations. As such, GIOP BJ’s business scope is to primarily engage in: technology development, technology promotion, technology transfer, technical consultation, technical services; sales of self-developed products; business management consulting; corporate planning; conference services, organization of cultural and artistic exchange activities (excluding commercial performances); economic and trade consulting. Since the sole business of GIOP BJ is to provide the VIE with technical support, consulting services and other management services relating to its day-to-day business operations and management in exchange for a service fee approximately equal to the VIE’s earnings before corporate income tax, i.e., the VIE’s revenue after deduction of operating costs, expenses and other taxes, subject to adjustment based on services rendered and the VIE’s operation needs, such business scope is necessary and appropriate under PRC laws. the VIE, on the other hand, is also able to, pursuant to its business scope, provide a platform for our Members to obtain practical corporate guidance, financing sources, resource joining, assistance with corporate emergencies, support with public listings and other mutual assistance services.

We control the VIE through contractual arrangements, which are described under “Business — Contractual Arrangements between GIOP BJ, the VIE and Its Shareholders.” Sunrise New Energy is a holdings company with no business operation other than holding the shares in GMB HK, which is also a pass-through entity with no business operation.

Our principal executive offices are located at Room 703, West Zone, R&D Building, Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road, Zhangdian District, Zibo City, Shandong Province, PRC, and our phone number is +86 10-82967728. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands, and the phone number of our registered office is +1 345 945 3901. We maintain a corporate website at www.sdh365.com.

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

B. Business

We are a Cayman Islands holding company conducting a substantial portion of our operations in China through our PRC operating entities. Unless otherwise stated, as used in this annual report, the term’s “we,” “us,” “our,” “Sunrise New Energy,” “our Company,” and the “Company” refer to Sunrise New Energy Co., Ltd., an exempted company limited by shares incorporated under the laws of the Cayman Islands; and “SDH” or “the VIE” are to Global Mentor Board (Beijing) Information Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which we control via a series of contractual arrangements among GIOP BJ, SDH and shareholders of SDH (the “VIE Agreements”).

As of the date of this annual report, substantially all of our business is conducted by (1) Sunrise Guizhou, a joint venture formed by Zhuhai Zibo (a wholly owned subsidiary of the Company) and certain other partners, as a limited company pursuant to PRC laws for the purpose of manufacturing and sales of graphite anode materials, and (2) SDH, the Company’s VIE entity that operates a knowledge sharing platform in China. Investors of our Ordinary Shares do not hold shares in the PRC operating entities, but instead hold shares of a Cayman Islands company. Further, neither we nor our subsidiaries own any shares in the VIE. For accounting purposes, we control and receive the economic benefits of the VIE’s business operation through the VIE Agreements, each of which are dated June 10, 2019, and which enable us to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements under U.S. GAAP. See “Item 3. Key Information — Contractual Agreements among GIOP BJ, SDH the VIE and Its Shareholders” for more details.

Overview

The VIE, or SDH, started as a consulting company providing enterprise services to small and medium-sized enterprises in the PRC in December 2014, and launched a peer-to-peer knowledge sharing and enterprise service platform in May 2016. Since then, the VIE has been operating a knowledge sharing platform and provided services both online, via a mobile application “Shidonghui App” (the “APP”), and offline, through local offices directly operated by us in Beijing, Shanghai, Zibo and Guizhou in China.

When the VIE first launched its services, the aim was not only to continue providing enterprise services to PRC’s growing business communities, but also create a marketplace where qualified entities (individuals and enterprises) have opportunities to serve as providers, and receive rewards by sharing their knowledge with others on the platform. As of April 2023, our knowledge sharing and enterprise service ecosystem had 784 Mentors, 1,930 Experts, and 518,659 Users. In addition to serving Users and Members, the VIE continues to provide enterprise services to small and medium-sized enterprises in China through a dedicated team with seven full-time professional consultants, as well as Mentors and Experts. The providers (Mentors, Experts and consultants) are successful entrepreneurs, scientists, investors, and professionals with qualifications and achievements in major industries such as finance, energy, health care, technology, manufacturing and academia. Our core strength is the knowledge brought by our providers, highlighted by their experiences, wisdom, industry know-how, and social connections. The VIE offers online services to Users on the APP, which was released to the public in May 2016, and offline services to Members. The online services the VIE currently offers to Users are (1) Questions and Answers (Q &A) Sessions and (2) streaming of audio and video courses and programs. The offline services the VIE offers to Members are study tours and forums.

In April 2022, we entered into the graphite anode material manufacturing and sales business through a joint venture, Sunrise Guizhou, of which we currently own 39.35% through our wholly owned subsidiary, Zhuhai Zibo. We consolidate Sunrise Guizhou’s financials because we own a majority of seats on its board of directors and control its financial and operating policies pursuant to an agreement among its funding shareholders. Sunrise Guizhou is located at Yilong New District, Xingyi City, Qian Southwest State, Guizhou Province, China. The land use of Sunrise Guizhou’s graphite anode manufacturing site is approximately 260,543 square meters. Sunrise Guizhou purchased the site in March 2022 for approximately $6.6 million. Sunrise Guizhou began construction of the manufacturing plant in April 2022, and the first phase the construction of (20,000 tons annual manufacturing capacity) of the manufacturing plant has been completed as of the date of this annual report, pending the requisite fire and environmental inspections by relevant government agencies. The inspections are currently ongoing and expected to be completed in June 2023. If Sunrise Guizhou passes the inspections and receives the requisite approvals from the relevant government agencies, it will start manufacturing graphite anode material on-site. The second phase of the construction of the manufacturing plant (10,000 tons annual manufacturing capacity) is ongoing and expected to be completed in June 2023, and the third phase of construction of the manufacturing plant (20,000 tons annual manufacturing capacity) was approved by the board of the directors of the Company in March 2023, and is expected to start in July 2023.

Graphite anode materials are essential components used in fast-charging batteries, energy storage batteries, electric vehicle power batteries, and long-cycle high-power batteries. The market is driven primarily by demand for Li-ion batteries that require anode materials. We believe that a significant driver for Li-ion batteries is their use in electric vehicles (EVs) and in grid-storage applications. According to a research report published by Goldman Sachs on February 10, 2023, entitled “Electric vehicles are forecast to be half of global car sales by 2035”, EV sales is expected to soar to about 73 million units in 2040, up from around 2 million in 2020. The percentage of EVs in worldwide car sales, meanwhile, is expected to rise to 61% from 2% during that time-span, and EV sales are anticipated to be well over 80% in many developed countries in 2040. The International Energy Agency (“IEA”)’s Net Zero by 2050 Roadmap predicts that 2 billion battery electric, plug-in hybrid and fuel-cell electric light-duty vehicles are needed by that year to reach net zero emission. A typical Li-ion High-Energy (100 Ah) cell of around 3,400g requires over 650g of graphite and each EV contains approximately 70kg of graphite. The Company sees this as a major growth driver for the graphite anode industry. Sunrise Guizhou’s products are critical to the transition to a more sustainable, resilient and environmentally friendly future. We believe that the sales for Sunrise Guizhou’s graphite anode material products will continue to grow.

Our Past Performance

We generated net revenue of $38,125,668, $7,409,272 for the fiscal years 2022 and 2021, respectively. For fiscal year 2022, net revenue increased by $30,716,396, or 415%, which increase was mainly driven by the sale of graphite anode material products. For fiscal year 2022, sales of graphite anode material products became a major revenue source, while revenue from knowledge sharing and enterprise services business accounted for a small portion of the total revenue.

Our revenues for fiscal years 2022 and 2021 were derived from the following sources:

REVENUES, NET	2022	2021
Graphite anode business	$37,580,677	$-
Peer-to-peer knowledge sharing and enterprise business	544,991	7,409,272
Member services	106,724	498,330
Enterprise services
-Comprehensive tailored services	153,658	1,433,847
-Sponsorship advertising services	-	1,734,390
-Consulting services	9,645	1,583,583
Online services	2,100	40,391
Other revenues	272,864	2,118,731
Revenues, net	$38,125,668	$7,409,272

For fiscal year 2022, revenue from the sale of graphite anode material products was $37,580,677, which accounted for 99% of our total revenues. Intangible assets also grew from $3,594,977 as of December 31, 2021 to $3,962,650 as of December 31, 2022, which is concurrent with us entering into and financing a joint venture.

For fiscal year 2022, revenue from the knowledge sharing and enterprise services business was $544,991, which was a 93% decline from fiscal 2021, and accounted for only 1% of our total revenues. The decline of this business was due to the material negative impact of the large-scale COVID-19 lockdowns in China, during which time the normal business operations were seriously disrupted, as the VIE relied on in-person networking and meetings in order to both conduct and promote many aspects of this business. As China relaxed its Zero-COVID policy in December 2022, the VIE has gradually resumed its normal business operations.

Graphite Anode Material Manufacturing and Sales Business

In April 2022, we entered into the graphite anode material manufacturing and sales business through a joint venture, Sunrise Guizhou, of which we currently own 39.35% through our wholly owned subsidiary, Zhuhai Zibo. We consolidate Sunrise Guizhou’s financials because we own a majority of seats on its board of directors and control its financial and operating policies pursuant to an agreement among its funding shareholders. Sunrise Guizhou is located at Yilong New District, Xingyi City, Qian Southwest State, Guizhou Province, China. The land use of Sunrise Guizhou’s graphite anode manufacturing site is approximately 260,543 square meters. Sunrise Guizhou purchased the site in March 2022 for approximately $6.6 million. Sunrise Guizhou began construction of the manufacturing plant in April 2022 and the first phase the construction of (20,000 tons annual manufacturing capacity) of the manufacturing plant has been completed as of the date of this annual report, pending the requisite fire and environmental inspections by relevant government agencies. The inspections are currently ongoing and expected to be completed in June 2023. If Sunrise Guizhou passes the inspections and receives the requisite approvals from the relevant government agencies, it will start manufacturing graphite anode material on-site. The second phase of the construction of the manufacturing plant (10,000 tons annual manufacturing capacity) is ongoing and expected to be completed June 2023, and the third phase of construction of the manufacturing plant (20,000 tons annual manufacturing capacity) was approved by the board of the directors of the Company in March 2023, and is expected to start in July 2023.

Products

Sunrise Guizhou’s products include various artificial graphite anode material products. As of the date of this annual report, Sunrise Guizhou outsources manufacturing to third-party contract manufacturers. Artificial graphite is made of petroleum coke, needle coke and pitch coke as the main material, and formed after crushing, shaping, granulation and graphitization. The performance, features and uses of Sunrise Guizhou’s products are as follows:

Type	Product Image	Medium Particle Size (um)	Designed Capacity (mAh/g)	Compaction (g/cc)	Features	Uses
Cost-effective artificial graphite		15.5±2.5	340-348	1.50-1.60	Excellent comprehensive performance, long cycle, cost-effective	Power batteries and energy storage batteries; cell of soft pack, square aluminum shell, and cylindrical batteries
Volumetric artificial graphite		16.5±2.5	348-355	1.60-1.65	High energy density and comprehensive performance	Multiple long-cycle square, cylindrical, polymer batteries
Multiplier rate artificial graphite		13.5±3.0	347-353	1.55-1.63	Excellent comprehensive performance, long cycle, good rate performance	Power anode material, cell of soft pack, square aluminum shell, and cylindrical batteries
High capacity and high compaction artificial graphite		16.0±2.0	353-358	1.63-1.68	High energy density, excellent comprehensive performance	Power anode material, cell of soft pack, square aluminum shell, and cylindrical batteries
Volumetric artificial graphite		13.5±3.0	350-355	1.60-1.65	High energy density and comprehensive performance	Multiple long-cycle square, cylindrical, polymer batteries
High capacity and rate artificial graphite		12.5±3.0	349-354	1.58 -1.65	High energy density and power performance, long cycle life	Multiple long cycle square and polymer batteries
Cost-effective long-cycle artificial graphite		11.0±2.5	340-345	1.45-1.55	Excellent comprehensive performance, long cycle, cost-effective	Energy storage anode material, cell of soft pack, square aluminum shell, and cylindrical batteries

Direct Sales Channel

Sunrise Guizhou markets its graphite anode products through a direct sales channel, through its sales department, which department consists of five experienced employees who report directly to the CEO of Sunrise Guizhou, who has more than 20 years of experience in the lithium-ion battery material industry, and has accumulated extensive business connections in this industry. The initial step to develop relationships with a potential customer is to making a targeted sales pitch and if a potential customer responds to the sales pitch or shows interest in the products, Sunrise Guizhou then goes through the qualification process in order to become a supplier. The process usually consists of the following steps: (1) Sunrise Guizhou sends out samples of its graphite anode to the potential customer, (2) the potential customer conducts preliminary tests to evaluate the sample products, (3) if the sample products pass the initial evaluations, the next step is generally a small commercial order placed by the potential customer to verify the product quality at commercial scale, and (4) the potential customers often send an engineering team to visit Sunrise Guizhou’s R&D center and quality control department, to further assess the quality and performance of Sunrise Guizhou’s products. If Sunrise Guizhou successfully passes each of the above validation steps, the potential customer usually starts negotiating supplier agreement with Sunrise Guizhou.

Customers

For fiscal year 2022, Sunrise Guizhou had 16 customers. Sunrise Guizhou’s customers are manufacturers of industrial and consumer energy storage lithium-ion batteries, such as batteries for electric vehicles and electric ships, and smart consumer electronics. The vast majority of Sunrise Guizhou’s customers are Chinese companies, and some of them are large well-known companies, including the following:

●	Jiangsu Pylontech Battery Co., Ltd., a leading energy storage lithium battery manufacturer in China, whose products are mainly exported to Europe and the United States.

●	Hangzhou Narada Power Technology Co., Ltd., one of China’s leading battery energy storage system suppliers, whose products are mainly exported to Europe and the United States;

●	Henan Great Power Co., Ltd.: its lithium batteries are used in energy storage systems, light power, EV, and consumer electronics, including drones, electronic cigarettes, earphones, computers, and smart wearables; and

●	Xiamen Hithium Energy Storage Technology Co., Ltd.: a company dedicated to industrial and commercial energy storage batteries.

For the fiscal year ended December 31, 2022, four customers accounted for more than 10% of Sunrise Guizhou’s total sales, with each accounting for 28.43%, 19.54%, 19.30% and 18.87% of the total sales, respectively. As Sunrise Guizhou grows its customers bases, it is expected that the concentration of sales will diminish in the future. See “Risk Factors—Risks Related to Our Business—Sunrise Guizhou depends on a few major customers with whom it does not enter into long-term contracts, the loss of any of which could cause a significant decline in its revenues.”

Raw Materials and Suppliers

Sunrise Guizhou sources raw materials, including asphalt coke, petroleum coke, needle coke, and American petroleum coke, from suppliers in China, the United States, Romania, and Indonesia, to diversify its raw material origins and stabilize its supply chain. Sunrise Guizhou selects suppliers based on many criteria including but not limited to: quality, production site, production process, delivery cycle, and price. As there are a variety of options for supplies, and the technical demand of preparing most of the raw materials are relatively low, Sunrise Guizhou does not anticipate difficulties in obtaining raw materials. Sunrise Guizhou purchases raw materials on a per purchase order basis. The prices for these raw materials are nevertheless subject to market forces largely beyond our control, including energy costs, market demand, economy trend, and freight costs. The prices for raw materials have fluctuated in the past, and may fluctuate significantly in the future. See “Risk Factors—Risks Related to Our Business—Sunrise Guizhou faces the risk of fluctuations in the cost, availability, and quality of raw materials, which could adversely affect our results of operations.” The costs of raw materials accounted for 33.53% of the total costs of production for fiscal year 2022, and two suppliers accounted for more than 10% of Sunrise Guizhou’s total costs for raw materials.

Third-party Contract Manufacturers

As of the date of this annual report, Sunrise Guizhou entrusts third-party contract manufacturers for the manufacturing of its graphite anode products. Once Sunrise Guizhou receives the requisite government approvals for its manufacturing plant, it will start manufacturing graphite anode products on-site. Sunrise Guizhou implements a rigorous process for selecting third-party contract manufacturers. Sunrise Guizhou strictly evaluates various factors, including the production capacity, quality control management, environmental qualifications, and key customers of its contract manufacturers. Sunrise Guizhou regularly sends its technical team and quality control team to the facilities of the contract manufacturers for on-site supervision, guidance and quality control. Sunrise Guizhou issues a detailed quantitative scoring table for each contract manufacturer every month to evaluate their performance. As of the date of this annual report, Sunrise Guizhou contracts with 9 third-party contract manufacturers in China.

Industry and Competition

At present, lithium batteries are widely used in new energy vehicles, energy storage, electric ships, and smart homes, and the boundaries of use continue to expand, resulting in a trillion-dollar market. According to the Global EV Outlook, an annual publication that identifies and discusses recent developments in electric mobility across the globe, in May 2022, today’s battery supply chains are concentrated in China, which produces three-quarters of all lithium-ion batteries and is home to 70% of production capacity for cathodes and 85% of production capacity for anodes (both are key components of batteries). Over half of lithium, cobalt and graphite processing and refining capacity is located in China.

In January 2023, research institutions EVTank, Evie Economic Research Institute and China Battery Industry Research Institute jointly released the “White Paper on the Development of China’s Anode Material Industry (2023) (the “White Paper”)”. According to the data in the White Paper, the global shipment of anode materials will reach 1.556 million tons in 2022, a year-on-year increase of 71.9%. Among them, the sales volume of China’s anode materials will increase by 84.0% year-on-year to 1.433 million tons, a year-on-year growth rate hitting a record high. It is estimated that driven by the downstream demand for lithium-ion batteries, global sales of anode materials will reach 3.317 million tons and 8.634 million tons in 2025 and 2030, respectively, of which more than 90% will be produced by Chinese companies, according to the White Paper.

Sunrise Guizhou, which was newly formed in April 2022, has already delivered approximately 6,000 tons of anode material products to its customers, as of the date of this annual report. Sunrise Guizhou’s main competitors are lithium-ion battery anode material manufacturers such as Btr New Material Group Co., Ltd, Shanghai Putailai New Energy Technology Co., Ltd., Ningbo Shanshan Co., Ltd., Shijiazhuang Shangtai Technology Co., Ltd.

Intellectual Property

Sunrise Guizhou has built a portfolio of intellectual property and plans to continue to invest in research and development. Sunrise Guizhou’s success depends, in part, on its ability to protect its intellectual property. To accomplish this, Sunrise Guizhou relies on a combination of patents, patent applications, trade secrets, including employee and third-party nondisclosure agreements, trademarks, and other contractual rights to establish and protect proprietary rights in intellectual property. As of the date of this annual report, Sunrise Guizhou has 11 issued patents and 22 pending patent applications, 1 registered trademark and 2 pending trademark applications in China. Set forth below is a detailed description of its registered patents:

	Country	Patent No./ Application No.	Patent Name	Patent Publication Date	Patent Type	Patent Validity Period
1	PRC	ZL2022 1 0339329.5	A kind of sulfur and phosphorus co-doped hard carbon composite material and preparation method thereof	April 01, 2022	Invention	20 years
2	PRC	ZL2022 1 0386246.1	A kind of high initial efficiency hard carbon composite material and preparation method thereof	April 13, 2022	Invention	20 years
3	PRC	ZL 2022 1 0400775.2	A kind of preparation method of negative electrode material of lithium ion battery (Already applied for international patents in the United States, Japan and South Korea )	April 17, 2022	Invention	20 years
4	PRC	ZL2022 1 0400796.4	A kind of high-energy-density fast-charging graphite composite material and preparation method thereof	April 17, 2022	Invention	20 years
5	PRC	ZL 2022 1 0400774.8	A kind of sulfur-containing fast ion conductor coated graphite composite material and preparation method thereof	April 17, 2022	Invention	20 years
6	PRC	ZL 2022 1 0400788.X	A kind of long-life fast charging lithium-ion battery negative electrode material and preparation method thereof	April 17, 2022	Invention	20 years
7	PRC	ZL 2022 1 0401382.3	A long-life and high-first-efficiency hard carbon composite material and its preparation method	April 18, 2022	Invention	20 years
8	PRC	ZL 2022 1 0851869.1	A kind of preparation method of hard carbon composite material used in sodium ion battery	July 20, 2022	Invention	20 years
9	PRC	ZL 20221 0396110.9	A fast ion conductor coated silicon-carbon composite material and its preparation method	April 15, 2022	Invention	20 years
10	PRC	ZL 2017 1 1155250.2	A kind of lithium ion battery, used silicon carbon negative electrode material and preparation method thereof	November 20, 2017	Invention	20 years
11	PRC	ZL 2017 2 1552539.3	A system for producing negative electrode coke by batch coking	November 20, 2017	Utility Model	10 years
12	PRC	ZL 2018 1 683803.1	Production device for negative electrode material multi-stage series continuous heating coating granulation	October 17, 2018	Utility Model	10 years

Knowledge Sharing and Enterprise Service Business

The VIE, or SDH, started as a consulting company providing enterprise services to small and medium-sized enterprises in the PRC in December 2014, and launched a peer-to-peer knowledge sharing and enterprise service platform in May 2016. Since then, the VIE has been operating a knowledge sharing platform and provided services both online, via a mobile application “Shidonghui App” (the “APP”), and offline, through local offices in Beijing, Shanghai, Zibo and Guizhou in China.

When the VIE first launched its services, the aim was not only to continue providing enterprise services to PRC’s growing business communities, but also to create a marketplace where qualified entities (individuals and enterprises) have opportunities to serve as providers, and receive rewards by sharing their knowledge with others on the platform. As of April 2023, the knowledge sharing and enterprise service ecosystem had 784 Mentors, 1,930 Experts, and 518,659 Users. In addition to serving Users and Members, the VIE continues to provide enterprise services to small and medium-sized enterprises in China through a dedicated team with seven full-time professional consultants, as well as Mentors and Experts. The providers (Mentors, Experts and consultants) are successful entrepreneurs, scientists, investors, and professionals with qualifications and achievements in major industries such as finance, energy, health care, technology, manufacturing and academia. Our core strength is the knowledge brought by our providers, highlighted by their experiences, wisdom, industry know-how, and social connections. The VIE offers online services to Users on the APP, which was released to the public in May 2016, and offline services to Members. The online services the VIE currently offers to Users are (1) Questions and Answers (Q &A) Sessions and (2) streaming of audio and video courses and programs. The offline services the VIE offers to Members are study tours and forums.

In late 2019, taking advantage of our knowledge of market demand and trends, as well as access to resources afforded to us by our knowledge sharing platform, the VIE started procuring and offering merchandises for sale through its platform to clients and the general public. The merchandises are obtained through: (1) fee exchange arrangement, through which the VIE receives products in exchange for collection of membership fees and consulting fees earned from customers at the VIE’s discretion, and (2) direct purchases from customers and third parties based on market trend and demand. In fiscal year 2022, due to deteriorating consumer demand and market condition, the Company did not procure any merchandises and wrote down the cost of inventories of the merchandises to the estimated net realizable value, which was $nil, resulting in $2,711,158 impairment.

Knowledge Sharing and Enterprise Service Platform Ecosystem

Users and Members

Users

The APP is available in the PRC and elsewhere in the world where potential Users can access on the internet the http hyper-link provided for downloading/installing the APP on their mobile devices; anyone over the age of 18, with a mobile phone (IOS or Android) can download the APP and complete an online registration process to become a User. Currently, although the VIE does not charge any fee to register for the APP, the VIE does require Users to obtain a verification code via their mobile devices to register. Additionally, Users must agree to the Terms of Use in the form of a user agreement, which can be completed and submitted to us on the APP. As of April 30, 2023, the VIE had approximately 518,659 APP Users.

Members

Members can choose from three annual membership plans: Platinum, Diamond, and Protégé. Members enjoy services included in their respective membership plans. Due to the impact of COVID-19, SDH did not have any Members for fiscal year 2022. The following table presents the annual membership fees:

Membership Tiers	Annual Membership Fee
Platinum	RMB 16,800 (approximately US$2,435)
Diamond	RMB 98,000 (approximately US$14,203)
Protégé	RMB 500,000 (approximately US$72,464)

Mentors and Experts

Mentors

Mentors are leaders in their respective professional fields, all of them enjoy strong social influence due to their professional achievements and social status in China. The majority of Mentors are successful well-known entrepreneurs, executive officers of public companies, PE/VC partners, doctors, and artists, in a wide range of industries including academia, health care, financial service, energy, technology, manufacturing, etc. As of April 30, 2023, the VIE had 784 Mentors, and all of them were hand-picked and invited by our management to join our platform.

Experts

Experts are skilled and qualified in their specialized fields to provide advice and guidance to Users. Persons can become Experts through a certification process either on the APP or in-person at the VIE’s local offices and centers. The certification process consists of three steps: (1) an applicant is required to demonstrate his or her expertise and qualifications by submitting an application along with supporting documents such as resume, publications, and school transcripts; (2) our team reviews and verifies the applicant’s qualifications and background information, based on which we make a determination on whether to approve the application; and (3) the VIE enters into a service agreement with the approved applicant. As of April 30, 2023, the VIE had 1,930 Experts.

Service Agreements with Mentors and Experts

Each of the Mentors and Experts, as a service provider on our platform, must enter into a service agreement with us that governs the rights and obligations of each party. The term of the service agreement is open and can be terminated by either party without any cause, and the services they provide to our Users and Members must be given exclusively on our platform, either online or offline, for which the fees generated are shared between the VIE and the providers, usually at a 30/70 split, that is, we receive 30% and providers receive 70% of the fees. Under certain circumstances where providers generate additional fees such as registering new members, the providers will be entitled to a larger percentage of the fees generated, as decided between the parties on a case-by-case basis.

Enterprise Service Consultants

the VIE has a professional consulting team with seven full-time employees, who have at least five years of experience in their respective fields of professions, including finance, capital markets, marketing, public relations, sales, etc. The majority of our team previously worked in the technology or finance industries. See “Consulting” below.

Enterprise Service Clients

The majority of the Enterprise Service Clients are small and medium-sized enterprises located in the following provinces: Zhejiang, Shanxi, Guangdong, Shandong and Liaoning, as well as Shanghai City. For the fiscal year ended December 31, 2022, or 2021, no client accounted for more than 10% of our revenues.

Services

Member Service

The chart below summarizes the services Members receive:

Membership Tier	Service
Platinum	seven organized activities (study tours and forums) per year
Diamond	seven organized activities (study tours and forum) per year, during which a Member may enjoy special seating assigned only to Diamond Members, and make presentations and sales pitches of his or her business, products and services
Protégé	seven organized activities (study tours and forum) per year, during which a Member may enjoy special seating assigned only to Protégé Members, make presentations and sales pitches of his or her business, products and services, and communicate with Mentors and Experts in person at such activities

During each of the study tours and forums, a number of Mentors and Experts, along with other business leaders, are invited to attend, give speeches and host discussion sessions at these activities. The VIE compensates the attending Mentors and Experts with fees ranging from RMB5,000 (approximately US$725) to RMB20,000 (approximately US$2,899) depending on factors such as the size of the audience, the location of the activity and qualifications of the attending Mentors and Experts.

Study Tours

Beginning in 2016, the VIE started organizing study tours for our Members. The study tours are designed to provide trainings on real world business skills for entrepreneurs and executives. Each study tour generally lasts two days, in which a day and a half are dedicated to classroom style lecturing and discussions, while the remaining half day is spent on visiting the headquarters or facilities of successful enterprises. All participants are responsible for their own food, traveling and living accommodations throughout the study tours. The VIE did not offer any study tours in 2022, which activities decreased because of restrictions imposed by the government due to the COVID-19 pandemic.

Forums

The VIE organizes large-scale forums (with more than 1,000 attendees) that last two to three days. The purpose of the forums is to share business intelligence with small and medium-sized enterprises and help them develop business plans and strategies. The themes of the forums are usually related to interpretation of newly published governmental policies, sharing of industry opportunities and perspectives on corporate transformation and growth. The VIE did not hold large-scale forums in 2022 due to COVID-19 restrictions.

Enterprise Services

In addition to providing services to Users and Members, the VIE has been providing customized enterprise service to small and medium-sized enterprises in the PRC since its inception in 2014. Enterprise service is an integral part of its platform, and a number of the Enterprise Service Clients are also Members and Users. For fiscal year 2022 and 2021, enterprise services generated $163,303, and $4,751,819 in revenues, respectively.

Below are the three main enterprise services we provide:

Comprehensive Tailored Services

Comprehensive tailored services are geared towards small and medium-sized businesses, to provide tailored packaged services, including conference and salon organizations, booth exhibition services, guidance by Mentors and Experts, and other value-added services, for the purpose of promoting and growing their businesses. Clients are required to enter into service agreements with us, which are individually negotiated based on the services and resources we provide. For 2022, the comprehensive enterprise services generated revenue in the amount of US$153,658 from 7 clients. For 2021, the comprehensive enterprise services generated revenue in the amount of US$1,433,847 from 80 clients.

Consulting

A team of professional consultants provides enterprise consulting services and develops strategies and solutions for corporate reorganization, product promotion and marketing, industry supply chain integration, corporate governance, financing and capital structure, etc. The consulting services are customized to meet each client’s specific needs and requirements. The fees and payment structures are based on the specifics of the services we provide, such as the time and efforts required, the duration of the service, and are usually in the range of RMB20,000 (approximately US$2,973) to RMB80,000 (approximately US$11,894) for a one-time service charge, or monthly fees in the amounts of RMB10,000 (approximately US$1,487) to RMB20,000 (approximately US$2,973) for continued services. For fiscal years 2022 and 2021, consulting generated $9,645, and $1,583,583 in revenues, respectively.

Sponsorship Advertising

Sponsorship advertising is a special form of advertising, generally referring to a publicity strategy adopted by enterprises in order to enhance their corporate and product image, as well as brand awareness and influence. The VIE provides sponsorship advertising services for enterprise clients at various events, such as forums and study tours, in the following forms:

●	The VIE displays the names and logos of the sponsor enterprises on the background and display boards.

●	The representatives of the sponsor enterprises are assigned to the VIP seating areas with name tags displaying their company names and logos.

●	The sponsor enterprises enjoy a certain number of tickets for an event, which can be used for sale or as gifts to their customers.

●	The names and logos of the sponsor company are displayed in the related advertisements and promotional materials for an event.

●	The VIE uses products exclusively provided by the sponsor enterprise for an event.

●	The names and logos of the sponsor enterprise may also be displayed in programs and videos the VIE produces, such as “Haiping’s Meeting Room.”

The fees we charge for sponsorship advertising is in the range of RMB500,000 (approximately US$74,337) to RMB2,000,000 (approximately US$297,349) per engagement, depending on several specific factors, such as the number of the participants, the location, and popularity of an event. For fiscal years 2022 and 2021, sponsorship advertising service generated $nil, and $1,734,390 in revenues, respectively.

Sale of Merchandises

In late 2019, the VIE started procuring and offering merchandises for sale through its platform to clients and the general public. The merchandises included Chinese tea, red wine, wellness products, gift cards, and others. Some of the merchandises for sale were obtained from Members and enterprise service clients through exchange for collection of membership fees and consulting fees. Such exchanges were non-routine and made at our discretion, based on a number of factors, including but not limited to, the market trend and demand for such merchandises, the profit margin expected to be realized from the sale of such merchandises, and the credit-worthiness of and the relationship with these clients. Other merchandises were sourced and purchased from customers directly at preferred prices or from third parties, based on our knowledge of current market trends and demand generated from our platform. For fiscal years 2022 and 2021, the VIE generated $3,165 and $ $2,104,766 in revenue from sale of merchandises, respectively.

In fiscal 2022, due to deteriorating consumer demand and market conditions, the Company did not procure any merchandises and wrote down the cost of inventories of the merchandises to the estimated net realizable value, which was $nil, resulting in $2,711,158 impairment.

Online Service

The VIE provides Users two services on the APP: (1) Question and Answer (Q&A) Sessions and (2) Online Streaming of Courses and Programs. In addition, our APP has a community building function that facilitates relationship building on our platform. For example, our APP allows Users to share their “moments,” such as pictures and videos of their life experiences, via instant messaging, with other Users on the APP. Users may also “like” and/or comment on other User’s “moments.” In addition, Users may establish their own communities by creating and inviting other Users to join his or her group. For fiscal years 2022 and 2021, the VIE generated $2,100 and $40,391 in revenue from online service, respectively.

The APP

The APP was launched in May 2016, and runs on both IOS and Android devices. The VIE strives to provide Users superb experiences on the APP and has established an in-house Information Technology team of eight employees dedicated to the development and support of our system. To date, the VIE has registered 35 computer software copyrights with the Copyright Protection Centre of China (CPCC), in connection with the development of the APP. In October 2017, as a result of its efforts, the VIE was certified by the State Intellectual Property Office (“SIPO”) as a national high-tech enterprise, which affords the VIE a favorable tax rate of 15%, rather than the unified rate of 25% for the duration of the certification. The certification lasts for three years, and was renewed in 2020. As of April 30, 2023, the APP has been downloaded by approximately 518,659 Users. The number of average monthly active Users was approximately 495 in 2022 and approximately 1,104 in 2021.

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

Users must purchase top-up credits on the APP to pay for Q&A sessions. Providers set their own fees for Q&A sessions. At present, the average fee for a Q&A session is RMB31 (approximately US$4.38), which translates to 31 APP top-up credits. After each session concludes, credits are automatically awarded to the provider’s APP account and can be used for services on our APP or converted to RMB and paid out to the provider’s bank account linked with our APP. When submitting a question in a Q&A session, a User can also choose to share the Q&A session on the APP for a fee of one to five credits and earn credits when other Users access the shared Q&A session. The credits earned from the shared Q&A sessions are to be split 50/50 between the Users and us.

Online Streaming of Video & Audio Courses and Programs

The VIE provides video and audio courses and programs on the APP for on-demand and live streaming. At present, the APP has approximately 4,806 audio and 5,279 video courses and programs available for streaming. The majority of the courses and programs are business-oriented, which cover subjects such as entrepreneurship development, financial service, corporate governance, team management, marketing strategy, etc. We also provide some focused courses and programs that target special audience groups, such as parent-child education for new parents, and business school selection programs for graduate students.

Other Services

Member activities, including study tours and forums, are also open to non-members, who pays a fixed fee of RMB3,000 (approximately US$446) for each activity. Fees are usually collected on site on the date of each activity. Other than member activities, the Company provided health services, which were charged fixed fees ranging from RMB 1,000 (approximately $149) to RMB 14,000 (approximately $2,081), according to the types of health services provided. For fiscal years 2022 and 2021, the VIE generated fees from other services in the amount of $269,699, and $13,965, respectively.

Regulations

This section sets forth a summary of the principal PRC laws and regulations relevant to our business and operations in China.

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

The Company engages in business activities that are VATS, and in light of the above restrictions and requirements, the Company relies on contractual arrangements between GIOP BJ and the VIE to operate its business in China.

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

On March 12, 2021, the CAC, the MIIT, the MPS and the SAMR jointly promulgated the Regulations on the Scope of Necessary Personal Information for Common Types of Mobile Internet Apps, which will become effective on May 1, 2021. According to these regulations, an app may not refuse a user from using its basic functional services if the user disagrees to provide unnecessary personal information. In particular, basic functional services of job hunting and recruitment applications are the “exchange of job hunting and recruitment information,” and the necessary personal information includes mobile phone numbers of registered users and resumes provided by job seekers. Additionally, the regulations also apply to mini programs, which are apps developed and based on open platform interfaces and available to users without installation.

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

Patent

Patents in the PRC are principally protected under the Patent Law of the PRC (2020 Revision) and its Implementation Rules (2010 Revision), collectively the Patent Laws. According to the Patent Laws, patents in the PRC are classified into three categories, namely, inventions, utility models and designs. The protection period of a patent right is ten (10) years for utility models, fifteen (15) years for designs, and twenty (20) years for inventions upon the date of application. The Patent Administration Office under the State Council is responsible for receiving, reviewing and approving patent applications. After a patent right is granted for an invention or utility model, except otherwise provided for in the Patent Laws, no entity or individual may, without the permission of the patent owner, exploit the patent, that is, manufacture, use, offer to sell, sell or import the patented product, or use the patented method, or use, offer to sell, sell or import any product which is a direct result of the use of the patented method, for production or business purposes. And after a patent right is granted for a design, no entity or individual shall, without the permission of the patent owner, exploit the patent, that is, manufacture, offer to sell, sell, or import any product containing the patented design for production or business purposes.

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

Regulations Related to Dividend Distribution

The principal regulations governing the distribution of dividends paid by the wholly foreign owned subsidiaries of the Company (the “WFOEs”) include the Company Law of PRC, which applies to both PRC domestic companies and foreign-invested companies, and the Foreign Investment Law and its implementing rules, which apply to foreign-invested companies. Under these regulations, WFOEs in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, WFOEs in China are required to set aside at least 10% of its after-tax profits based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. These reserve funds, however, may not be distributed as cash dividends.

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

Regulations Related to Foreign Debt

As an offshore holding company, we may make additional capital contributions to WFOEs subject to approval from the local department of commerce and the SAFE, with no limitation on the amount of capital contributions. We may also make loans to WFOEs subject to the approval from SAFE or its local office and the limitation on the amount of loans.

By means of making loans, WFOEs are subject to the relevant PRC laws and regulation relating to foreign debts. On January 8, 2003, the State Development Planning Commission, SAFE, and Ministry of Finance, or MOF, jointly promulgated the Circular on the Interim Provisions on the Management of Foreign Debts, or the Foreign Debts Provisions, which became effective on March 1, 2003, and was partially abolished on May 10, 2015. Pursuant to Foreign Debts Provisions, the total amount of foreign loans received by a foreign-invested company shall not exceed the difference between the total investment in projects as approved by the MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested company. In addition, on January 12, 2017, the People’s Bank of China, or PBOC, issued the Circular on Full-Coverage Macro-Prudent Management of Cross-Border Financing, or the PBOC Circular 9, which sets out the statutory upper limit on the foreign debts for PRC non-financial entities, including both foreign-invested companies and domestic-invested companies, and the macro-prudential adjustment parameter is 1. Pursuant to the PBOC Circular 9, the foreign debt upper limit for both foreign-invested companies and domestic-invested companies is calculated as twice the net asset of such companies. As to net assets, the companies shall take the net assets value stated in their latest audited financial statement. On March 11, 2020, the PBOC and SAFE promulgated the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudential Regulation Parameter for Full-covered Cross-border Financing, which provides that based on the current macro economy and international balance of payments, the macro-prudential regulation parameter as set forth in the PBOC Circular 9 is updated from 1 to 1.25.

The PBOC Circular 9 does not supersede the Foreign Debts Provisions. It provides a one-year transitional period from January 11, 2017, for foreign-invested companies, during which foreign-invested companies, such as WFOEs, could adopt their calculation method of foreign debt upper limit based on either the Foreign Debts Provisions or the PBOC Circular 9. The transitional period ended on January 11, 2018. Upon its expiry, pursuant to the PBOC Circular 9, PBOC and SAFE shall reevaluate the calculation method for foreign-invested companies and determine what the applicable calculation method would be. As of the date of this annual report, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard.

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

Our PRC counsel has advised us that, based on its understanding of current PRC laws, rules, and regulations, and the M&A Rules, the CSRC approval is not required in the context of this offering because: (i) our PRC subsidiaries were established by means of direct investment rather than by mergers with or acquisitions of any PRC domestic companies as defined under the M&A Rules, and (ii) no explicit provision in the M&A Rules classifies the respective contractual arrangements among GIOP BJ, SDH and its shareholders as a type of acquisition transaction falling under the M&A Rules. Notwithstanding the above opinion, our PRC counsel has further advised us that uncertainties still exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If the CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. See “Risk Factors—Risks Related to Doing Business in China—The failure to comply with PRC regulations relating to mergers and acquisitions of domestic entities by offshore special purpose vehicles may subject us to severe fines or penalties and create other regulatory uncertainties regarding our corporate structure.”

On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of relevant applications or its completion of subsequent offerings. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

The Trial Measures outline the circumstances where domestic companies are prohibited from offering and listing securities overseas, if such overseas offering and listing made by domestic companies (i) are explicitly prohibited by laws; (ii) may endanger national security as determined by relevant competent departments under the State Council; (iii) involve criminal offenses that disrupting PRC economy such as corruption, bribery, embezzlement, or misappropriation of property by such domestic company, the controlling shareholder, and/or actual controller in the recent three years; (iv) involve such domestic company in investigations for suspicion of criminal offenses or major violations of laws and regulations; or (v) involve material ownership disputes over the shares held by the controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. We believe that our listing on Nasdaq does not fall under the circumstance that such overseas listing is prohibited by the Trial Measures.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the CSRC Notice, which, among others, clarifies that PRC domestic companies that have already been listed overseas before the effective date of the Trial Measures, which is March 31, 2023, shall be deemed as Existing Issuers, and Existing Issuers are not required to complete the filing procedures with the CSRC immediately, and they shall be required to file with the CSRC for any subsequent offerings. We are an Existing Issuer, based on the foregoing, we are not required to complete the filing procedures with the CSRC immediately, and shall be required to file with the CSRC for any subsequent offerings.

On February 24, 2023, the CSRC, together with the MOF, the National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions, which were issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023, together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (i) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (ii) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company, our subsidiaries or the VIE and its subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

The Trial Measures and the revised Provisions that recently issued by the PRC authorities may subject us to additional compliance requirements in the future. See “Risk Factors — Risks Related to Doing Business in China — The Trial Measures and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.”

The following section sets forth a summary of the principal PRC laws and regulations relevant to graphite anode material manufacturing and sales business operations in China.

Industrial Polices

Foreign investors and foreign-invested enterprises investing in the PRC shall comply with the Catalog of Industries for Encouraging Foreign Investment (2022 edition), which was promulgated by the National Development and Reform Commission (the “NDRC”) and the Ministry of Commerce (the “MOFCOM”) on October 26, 2022 and took effect on January 1, 2023. Pursuant to the Catalog, the development and production of lithium-ion batteries falls within the scope of industries in which foreign investment is encouraged.

According to the Guiding Catalog for Industrial Restructuring, which was promulgated by the NDRC on December 2, 2005, with the latest amendment on December 30, 2021, and was effective on December 30, 2021, new batteries such as lithium-ion batteries, and lithium-ion batteries use intermediate phase Anode materials such as carbon microspheres and silicon carbon fall into the state-encouraged industries.

According to the Guiding Catalog for Key Products and Services for Strategic Emerging Industries promulgated by the NDRC on January 25, 2017, high-power graphite electrodes, graphite for negative electrodes of lithium-ion batteries, mesocarbon microspheres, Synthetic diamond etc. are key products and services for strategic emerging industries.

According to the Guiding Opinions on Accelerating the Development of New Energy Storage jointly promulgated by the NDRC and the National Energy Administration on July 15, 2021, the PRC will strive to build a clean, low-carbon, safe and efficient energy system, and seek to drive down the cost and advance the commercial-scale application of more mature new energy storage technologies such as lithium-ion batteries, in an effort to achieve carbon peak and carbon neutrality.

In order to encourage and guide the technological progress and normative development of lithium-ion battery industry, the Ministry of Industry and Information Technology (the “MIIT”) enacted the Conditions on the Standardization of Lithium Battery Industry (the “Standardization Conditions”) on August 31, 2015, which was latest amended on December 10, 2021, and provides guidance for all types of upstream and downstream manufacturers in the lithium-ion battery industry, including negative electrode materials, on their production scale and process technology, product quality and performance, comprehensive utilization of resources and environmental protection and safety management, etc. However, the Standardization Conditions is not pre-emptive and mandatory for administrative approval.

The MIIT further enacted the Management Measures of Standardization Announcement of Lithium Battery Industry according to the Standardization Conditions on January 16, 2019, which was latest amended on December 10, 2021, and provides that the responsible departments of industry and information technology in each province, autonomous region and municipality directly under the central government are responsible for the acceptance, verification and submission of announcement applications for lithium battery industry enterprise in the region, and for supervising and checking the implementation of the Standardization Conditions.

Regulations Related to Production Safety

According to the Production Safety Law of the PRC (the “Production Safety Law”)latest amended by the Standing Committee of the National People’s Congress (the “SCNPC”) on June 10, 2021 and came into effect on September 1, 2021, an enterprise shall (i) provide production safety conditions as stipulated in the Production Safety Law and other relevant laws, administrative regulations, national and industry standards, (ii) establish a comprehensive production safety accountability system and production safety rules, and (iii) develop production safety standards to ensure production safety. Any entity that fails to provide required production safety conditions is prohibited from engaging in production activities. The person-in-charge of an enterprise shall be fully responsible for the safety of production of the enterprise. An enterprise having more than 100 employees shall establish a production safety management institution or be equipped with dedicated production safety management personnel.

According to the Measures for the Supervision and Administration of “Three Simultaneities” for the Safety Facilities of Construction Projects promulgated by the former State Administration of Work Safety (currently known as the Ministry of Emergency Management) on December 14, 2010 and amended on April 2, 2015, the safety facilities in a newly built, reconstructed or expanded construction project must be designed, constructed and put into use in production simultaneously with the main body of the project. The enterprises shall demonstrate and pre-assess the safety conditions of its construction projects, make a safety design chapter, submit to the relevant work safety administrative department for examination or filing, and apply to the work safety administrative department for the completion and acceptance or the filing of its projects. If an enterprise violates the relevant requirements, it may be warned and be ordered to make corrections within a specified time limit. Failure to make correction within the specified time limit may result in the enterprise being ordered to discontinue the construction process or suspend its production and business operation for rectification, and being imposed a fine.

On July 5, 2022, Sunrise Guizhou completed the filing-for-record procedures with local work safety administrative department for its construction of the first phase of the manufacturing plant.

Regulations Related to Product Quality

According to the Product Quality Law of the PRC (the “Product Quality Law”), promulgated on February 22, 1993 and last amended on December 29, 2018 by the SCNPC, producers and sellers shall establish a sound internal product quality control system and strictly adhere to a job responsibility system in relation to quality standards and quality liabilities together with implementing corresponding examination and inspection measures. The counterfeiting or imitation of quality marks such as certification marks is prohibited; falsifying the place of origin of product, and falsifying or imitating the name or address of another factory is prohibited; adulteration of, or mixing of improper elements with products under manufacturing or on sale, passing off the sham as the genuine or passing off the inferior as the superior is prohibited. Any manufacturer or seller who violates the Product Quality Law may be subject to (i) administrative penalties including suspension of production or sale, ordered correction of illegal activities, confiscation of products subject to illegal production or sale, imposition of fines, confiscation of illegal gains and, in severe cases, revocation of business license; and (ii) criminal liabilities if the illegal activity constitutes crime.

As of the date of this annual report, Sunrise Guizhou has passed the ISO14001, ISO45001, ISO9001 and IATF16949 quality management system certification for its development and manufacturing of graphite anode materials for lithium-ion batteries.

Regulations Related to Real Properties

Land

Pursuant to the Land Administration Law of the PRC, which became effective from 1 January 1987 and was last amended on 26 August 2019, and the Regulation on the Implementation of the Land Administration Law of the PRC, which became effective from 1 February1991 and was last amended on 2 July 2021, issues related to the ownership of land, land use right, the overall planning of land use, the protection of cultivated land and the construction land in the PRC are all subject to the supervision of the above laws and regulations.

Property Rights

Pursuant to the Civil Code of the PRC, civil relationships arising from the possession and the use of property (including ownership, usufructuary right, security rights to the property and possession) are subject to the law, of which a holder of the land use right of the construction land enjoys the rights to possess, use and seek proceeds from the state-owned land as prescribed by the laws and the rights to build buildings, structures and their accessory facilities on such land. A mortgage can be set up on the land use right of the construction land, buildings and other land affiliated items as prescribed by the laws.

Construction Under Progress

Pursuant to the Law of Urban and Rural Planning of the PRC, which became effective from 1 January 2008 and was last amended on 23 April 2019, Construction Law of the PRC, which became effective from 1 March 1998 and was last amended on 23 April 2019, Administrative Measures for Construction Permits of Construction Projects, which became effective on 25 October 2014 and was last amended on 30 March 2021 and the Regulations on the Administration of Construction Project Quality, which became effective from 30 January 2000 and was last amended on 23 April 2019, construction activities carried out in the preoccupied areas of cities, towns and villages and in areas subject to planning control due to the needs of urban and rural construction and development shall comply with the relevant requirements of the Law of Urban and Rural Planning of the PRC, under which the construction enterprises shall obtain the Construction Land Use Planning Permit and Construction Works Planning Permit from the competent urban and rural planning department of the City and County People’s Government and apply for the Construction Permit with the competent housing and urban-rural department of the People’s Government above county level at places where the construction projects are located before construction commences as prescribed by the laws. Upon receiving the completion report of the construction project, the construction enterprise shall organize the acceptance inspection by the relevant design, construction and supervision enterprises.

Sunrise Guizhou obtained the approval for the Construction Land Use Planning Permit and the Construction Works Planning Permit from local urban and rural planning department in March 2022, and obtained the Construction Permit from local housing and urban-rural department in April and July 2022, for its construction of the first phase of the manufacturing plant.

Regulations Related to Environmental Protection

According to the Environmental Protection Law of the PRC (the “Environmental Protection Law”) promulgated by the SCNPC on December 26, 1989 and last amended on April 24, 2014, any entity that discharges or will discharge pollutants in the course of operation or other activities must implement effective environmental protection measures to control and properly handle of hazardous substances such as waste gas, waste water, waste residues, dust, malodorous gases, radioactive substances, noise, vibration and electromagnetic radiation generated in the course of such activities. The State implements a pollutant discharge permit management system in accordance with the law. According to the Environmental Protection Law and the Regulations on the Administration of Pollutant Discharge Licensing, which was promulgated by the State Council on January 24, 2021 and came into effect on March 1, 2021, enterprises, business units and other producers and operators that implement the pollutant discharge licensing management shall discharge pollutants according to the requirements of the pollutant discharge license, and shall not discharge pollutants without obtaining the pollutant discharge license. The competent environmental protection authorities impose various administrative penalties on individuals or enterprises in violation of the Environmental Protection Law, for example, if an entity discharges pollutant in violation of the pollutant discharge standards or volume control requirement, the entity would be subject to administrative penalties, including order to suspend business for rectification, and even order to terminate or close down business under severe circumstances.

Pursuant to the Regulations on the Administration of Environmental Protection of Construction Projects promulgated by the State Council on November 29, 1998 and amended on July 16, 2017 and the Interim Measures for Environmental Protection Acceptance Examination Upon Completion of Construction Projects promulgated by the former Ministry of Environmental Protection on November 20, 2017, the PRC implements a system to appraise the environmental impact of construction projects. The construction entity shall submit an environmental impact report or an environmental impact statement for approval prior to the commencement of the construction project, or an environmental impact registration form as required by the environmental protection administrative department of the State Council for record. In addition, after the completion of a construction project for which an environmental impact report or an environmental impact statement has been prepared, the construction entity shall, in accordance with the standards and procedures prescribed by the competent administrative department of environmental protection under the State Council, conduct acceptance checks on the supporting environmental protection facilities and prepare an acceptance report. For construction projects that are constructed in phases or put into production or use in phases, the corresponding environmental protection facilities shall be inspected and accepted in phases. The construction project can only be put into production or use after the completed supporting environmental protection facilities have passed the acceptance inspection. Facilities that have not been carried out or have not passed the acceptance examination shall not be put into production or use.

According to the Environmental Protection Tax Law of the PRC promulgated by the SCNPC on December 25, 2016, amended on October 26, 2018 and implemented on the same day, and the Regulations for the Implementation of the Environmental Protection Tax Law of the PRC came into effective on January 1, 2018, (i) enterprises, public institutions and other producers and operators that directly discharge pollutants to the environment within the territory of the PRC and other sea areas under the jurisdiction of the PRC are taxpayers of environmental pollution tax, and shall pay environmental pollution tax in accordance with the aforementioned laws and regulations, (ii) the Administrative Regulations on the Collection and Use of Pollutant Discharge Fees was repealed and no more pollutant discharge fees shall be collected.

On February 25, 2022, Sunrise Guizhou obtained the approval for the Environmental Impact Report for its construction of the first phase of the manufacturing plant. And on April 25, 2022, Sunrise Guizhou obtained the Pollutant Discharge License, which will remain effective for 5 years.

Regulations Related to Fire Control

According to the Fire Control Law of the PRC promulgated by the SCNPC on April 29, 1998 and last amended on April 29, 2021, the fire control design and construction of a construction project shall comply with the national fire control technical standards for construction projects. Upon completion of construction of a development project which is required to apply for fire safety inspection and acceptance as stipulated by the housing and urban-rural development authority of the State Council, the developer shall apply to the housing and urban-rural development authority for fire safety inspection and acceptance. For development projects other than those stipulated in the preceding paragraph, the developer shall complete filing formalities with the housing and urban-rural development authority following the inspection and acceptance, the housing and urban-rural development department shall conduct spot check. Where a development project which is required by law to undergo fire safety inspection and acceptance does not undergo fire safety inspection and acceptance, or does not pass fire safety inspection and acceptance, the project shall not be put into use; the use of other development projects which do not pass inspection in spot checks carried out pursuant to the law shall be suspended.

On March 16, 2023, Sunrise Guizhou obtained the Filing Certificate for Fire Safety Inspection and Acceptance of Construction Project from local urban and rural development authority for its construction of the first phase of the manufacturing plant.

C. Organizational Structure

The following diagram illustrates our current corporate structure, which includes our significant subsidiaries as of the date of this annual report:

Contractual Arrangements among GIOP BJ, the VIE and Its Shareholders

Neither we nor our subsidiaries own any equity interest in the VIE. Instead, we control and receive the economic benefits of the VIE’s business operation through a series of contractual arrangements. GIOP BJ, the VIE and its shareholders entered into a series of contractual arrangements, also known as VIE Agreements, in June 2019. Pursuant to the VIE Agreements, GIOP BJ holds the contractual right to control and operate the business of the VIE. Therefore, pursuant to ASC 810, the VIE has been included in the Company’s consolidated financial statements since June 2019.

Each of the VIE Agreements is described in detail below:

Exclusive Technical and Consulting Services Agreement

Pursuant to the Exclusive Technical and Consulting Services Agreement between the VIE and GIOP BJ (the “Exclusive Service Agreement”), GIOP BJ provides the VIE with technical support, consulting services, business support and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. For services rendered to the VIE by GIOP BJ under the Exclusive Service Agreement, GIOP BJ is entitled to collect a service fee approximately equal to the VIE’s earnings before corporate income tax, i.e., the VIE’s revenue after deduction of operating costs, expenses and other taxes, subject to adjustment based on services rendered and the VIE’s operation needs.

This agreement became effective on June 10, 2019 and will remain effective unless otherwise terminated as required by laws or regulations, or by relevant governmental or regulatory authorities. Nevertheless, this agreement shall be terminated after all the equity interest in the VIE held by its shareholders and/or all the assets of the VIE have been legally transferred to GIOP BJ and/or its designee in accordance with the Exclusive Option Agreement.

The CEO of GIOP BJ, Mr. Haiping Hu, is currently managing the VIE pursuant to the terms of the Exclusive Service Agreement. The Exclusive Service Agreement does not prohibit related party transactions. The Company’s audit committee is required to review and approve in advance any related party transactions, including transactions involving GIOP BJ or the VIE.

Equity Pledge Agreement

Under the Equity Pledge Agreement between GIOP BJ, and shareholders of the VIE, together holding 100% of the shares of the VIE (the “VIE Shareholders”), the VIE Shareholders pledged all of their equity interests in the VIE to GIOP BJ to guarantee the performance of the VIE’s obligations under the Exclusive Service Agreement. Under the terms of the Equity Pledge Agreement, in the event that the VIE or the VIE Shareholders breach their respective contractual obligations under the Exclusive Service Agreement, GIOP BJ, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The VIE Shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, GIOP BJ is entitled to dispose of the pledged equity interests in accordance with applicable PRC laws. The VIE Shareholders further agreed not to dispose of the pledged equity interests or take any actions that would prejudice GIOP BJ’s interests without the prior written consent of GIOP BJ.

The Equity Pledge Agreement is effective until: (1) the secured debt in the scope of pledge is cleared off; and (2) Pledgers transfer all the pledged equity interests to Pledgees according to the Exclusive Option Agreement, or other entity or individual designated by it.

The purposes of the Equity Pledge Agreement are to (1) guarantee the performance of the VIE’s obligations under the Exclusive Service Agreement; (2) make sure the VIE Shareholders do not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice GIOP BJ’s interests without GIOP BJ’s prior written consent. In the event the VIE breaches its contractual obligations under the Exclusive Service Agreement, GIOP BJ will be entitled to dispose of the pledged equity interests.

Exclusive Option Agreement

Under the Exclusive Option Agreement, the VIE Shareholders irrevocably granted GIOP BJ (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in the VIE or the assets of the VIE. The option price to be paid by GIOP BJ to each shareholder of the VIE is RMB10 (approximately US$1.47) or the minimum amount to the extent permitted under PRC law at the time when such transfer occurs.

Under the Exclusive Option Agreement, GIOP BJ may at any time under any circumstances, purchase, or have its designee purchase, at its discretion, to the extent permitted under PRC law, all or part of the VIE Shareholders’ equity interests in the VIE or the assets of the VIE. The Exclusive Option Agreement, together with the Equity Pledge Agreement, the Exclusive Service Agreement, and Powers of Attorney, enable GIOP BJ to exercise effective control over the VIE.

The Exclusive Option Agreement remains effective until all the equity or assets of the VIE is legally transferred under the name of GIOP BJ and/or other entity or individual designated by it, or unilaterally terminated by GIOP BJ with a 30-day written notice.

Powers of Attorney

Under each of the Powers of Attorney, the VIE Shareholders authorized GIOP BJ to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including, but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association, including, but not limited to, the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer, and other senior management members of the VIE.

The Powers of Attorney are irrevocable and continuously valid from the date of execution of the Powers of Attorney, so long as the VIE Shareholders own the equity interests of the VIE.

Spousal Consent

Pursuant to the Spousal Consent, each spouse of the individual shareholders of the VIE irrevocably agreed that the equity interest in the VIE held by their respective spouses would be disposed of pursuant to the Equity Pledge Agreement, the Exclusive Option Agreement, and the Powers of Attorney. Each spouse of the shareholders agreed not to assert any rights over the equity interest in the VIE held by their respective spouses. In addition, in the event that any spouse obtains any equity interest in the VIE through the respective shareholder for any reason, he or she agreed to be bound by the contractual arrangements.

D.  Property, Plants and Equipment

I. The VIE currently maintains offices in Beijing and Shanghai in the PRC. The total office space is 1,205 square meters including both leased and owned properties. The VIE leases 567 square meters of office space under a non-cancelable operating lease agreement with expiration dates through December 31, 2023. Operating lease expense amounted to $270,254, $244,045, and $352,645 for the years ended December 31, 2022, 2021, and 2020, respectively. In December 2019, the Company signed property purchase agreements to acquire four properties in Beijing with approximately an aggregate of 638 square meters of office space for a total consideration of US$2,991,492. The Company paid US$1,204,094 as a prepayment during the year ended December 31, 2019 and paid the rest of the consideration of US$1,787,398 and acquired the ownership of the properties in May 2020.

II. Sunrise Guizhou maintains the below corporate office space and manufacturing properties in China.

The following table sets forth the location, approximate size, primary use and lease term of major facilities:

Location	Approximate Gross Land Area in Square Meters	Primary Use (Gross Floor Area in Square Meters)	Lease or Own
Yilong New Area, Qianxinan Prefecture, Guizhou Province,China	260,543	Office (3,434), Manufacturing (24,879) staff dormitory (4,919)	own

Future minimum lease payments under non-cancellable operating leases as of December 31, 2022 was nil.

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

Overview

The VIE, or SDH, started operating as a consulting company providing enterprise services to small and medium-sized enterprises in the PRC in December 2014, and launched its peer-to-peer knowledge sharing and enterprise service platform in May 2016. Since then, SDH has continued to expand and improve its platform, where knowledge is shared and gained, and services are requested and provided. Operating its platform through its PRC operating entity, SDH and its subsidiaries, both on-line, via the mobile application “Shidonghui App” (the “APP”), and off-line, through its local offices in Beijing, Shanghai, Zibo and Guizhou in China.

Substantially all of SDH’s operations are conducted in the PRC and all of the revenues are denominated in RMB. Foreign ownership of certain parts of its businesses including the value-added telecommunications services, or the VATS, is subject to restrictions under current PRC laws and regulations. See “Regulations—Regulations Related to Foreign Investment.” We have relied and expect to continue to rely on contractual arrangements with SDH, its subsidiaries and shareholders to operate the business in China. For a description of these contractual arrangements and uncertainties regarding the interpretation and application of current or future PRC laws and regulations, see “Business—Contractual Arrangements between GIOP BJ, SDH and Its Shareholders.” and “Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”.

When SDH launched its platform, the aim was not only to continue providing enterprise services to PRC’s growing business communities, but also create a marketplace where qualified entities (individuals and enterprises) have opportunities to serve as providers, and receive rewards by sharing their knowledge with others on the platform. As of April 2023, our knowledge sharing and enterprise service ecosystem had 784 Mentors, 1,930 Experts, and 518,659 Users. In addition to serving the Users and Members, SDH continues to provide enterprise services to small and medium-sized enterprises in China, through a dedicated team with ten full-time professional consultants, as well as the Mentors and Experts. The providers (Mentors, Experts and consultants) are successful entrepreneurs, scientists, investors, and professionals with qualifications and achievements in major industries such as finance, energy, health care, and academia. SDH’s core strength is the knowledge brought by its providers, highlighted by their experiences, knowledge, industry know-how, and social connections.

In April 2022, the Company entered into the graphite anode material manufacturing and sales business through a joint venture, Sunrise Guizhou, of which the Company currently owns 39.35% through its wholly owned subsidiary, Zhuhai Zibo. The Company consolidates Sunrise Guizhou’s financials because it owns a majority of seats on its board of directors and control its financial and operating policies pursuant to an agreement among its funding shareholders. Sunrise Guizhou is located at Yilong New District, Xingyi City, Qian Southwest State, Guizhou Province, China. The land use of Sunrise Guizhou’s graphite anode manufacturing site is approximately 260,543 square meters. Sunrise Guizhou purchased the site in March 2022 for approximately $6.6 million. Sunrise Guizhou began construction of the manufacturing plant in April 2022, and the first phase the construction of (20,000 tons annual manufacturing capacity) of the manufacturing plant has been completed as of the date of this annual report. The inspections have been scheduled to take place in Mid-March, and are expected to be completed in June 2023. The second phase of the construction of the manufacturing plant (10,000 tons annual manufacturing capacity) is ongoing and expected to be completed June 2023, and the third phase of construction of the manufacturing plant (20,000 tons annual manufacturing capacity) was approved by the board of the directors of the Company in March 2023, and is expected to start in July 2023.

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

Essentially all SDH’s revenues and operations are generated in China. Consequently, the results of operations and financial performances was affected materially for the year ended December 31, 2022. Due to the government restrictions, SDH was prevented from arranging offline activities generally for the year ended December 31, 2022, resulting in cancellations or postponements of study tours, forums and sponsorship advertising events. For the year ended December 31, 2022, revenue from knowledge sharing and enterprise service business decreased by $6,864,281 or 92.64% as compared to the same period of 2021.

Sunrise Guizhou’s graphite anode material manufacturing and sales business in Guizhou Province has not been severely impacted by the COVID-19 locks downs, primarily due to its relatively remote location.

Although the PRC government relaxed its COVID-19 restrictions since December 2022, there still remains uncertainties as to the future development of the COVID-19. The Company is operating in a rapidly changing environment so the extent to which COVID-19 may impact its business, operations and financial results from this point forward will depend on numerous evolving factors that the Company cannot accurately predict.

Results of Operations

The following table summarizes the results of the Company’s operations during the years ended December 31, 2022, 2021 and 2020, respectively, and provides information regarding the dollar and percentage increase or decrease during such periods.

	For the years ended December 31,
	2022	2021	2020
REVENUE, NET
Products	$37,583,844	$2,104,767	$1,495,380
Service	541,824	5,304,505	21,685,704
Total revenues	38,125,668	7,409,272	23,181,084

COSTS OF REVENUES
Products	38,299,090	2,063,296	892,791
Service	1,176,956	1,823,358	2,087,425
Total cost of revenues	39,476,046	3,886,654	2,980,216

GROSS (LOSS) PROFIT	(1,350,378)	3,522,618	20,200,868

OPERATING EXPENSES
Selling expenses	1,075,980	946,775	906,456
General and administrative expenses	12,678,873	7,834,291	3,897,040
Research and development expenses	1,053,882	2,151,565	671,312
Impairment of intangible assets	2,650,020	-	-
Total operating expenses	17,458,755	10,932,631	5,474,808

(LOSS) PROFIT FROM OPERATIONS	(18,809,133)	(7,410,013)	14,726,060

OTHER (EXPENSES) INCOME
Investment losses	(3,566,561)	(2,118,453)	(1,087)
Interest (expense) income	(27,128)	173,173	214,460
Other income, net	87,390	404,380	72,837
Total other (expenses) income	(3,506,299)	(1,540,900)	286,210

(LOSS) PROFIT BEFORE INCOME TAXES	(22,315,432)	(8,950,913)	15,012,270

Income taxes provision (benefit)	808,970	(236,581)	3,054,983

NET (LOSS) INCOME	(23,124,402)	(8,714,332)	11,957,287
Less: net loss attributable to non-controlling interests	(720,036)	(311,072)	(130,240)
NET (LOSS) INCOME ATTRIBUTABLE TO SUNRISE NEW ENERGY CO., LTD. ORDINARY SHAREHOLDERS	$(22,404,366)	$(8,403,260)	12,087,527

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(5,123,965)	700,316	2,076,303
TOTAL COMPREHENSIVE (LOSS) INCOME	(28,248,367)	(8,014,016)	14,033,590
Less: comprehensive loss attributable to non-controlling interest	(2,788,650)	(321,522)	(91,862)
COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO ORIDNARY SHAREHOLDERS OF SUNRISE NEW ENERGY CO., LTD.	$(25,459,716)	$(7,692,494)	14,125,452

(LOSS) EARNINGS PER SHARE
Basic and diluted	$(0.90)	$(0.36)	$0.72

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic and diluted	24,820,313	23,638,751	16,800,000

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues, net

Revenues for the years ended December 31, 2022 and 2021 were derived from the following sources:

	For the year ended December 31,
	2022	%	2021	%	Change	%
Graphite anode material business	$37,580,677	98.57%	$-	-	$37,580,677	100.00%
Peer-to-peer knowledge sharing and enterprise business
Member services	106,724	0.28%	498,330	6.73%	(391,606)	(78.58)%
Enterprise service
-Comprehensive tailored services	153,658	0.40%	1,433,847	19.35%	(1,280,189)	(89.28)%
-Sponsorship advertising services	-	-	1,734,390	23.41%	(1,734,390)	(100.00)%
-Consulting services	9,645	0.03%	1,583,583	21.37%	(1,573,938)	(99.39)%
Online services	2,100	0.01%	40,391	0.55%	(38,291)	(94.80)%
Sales of merchandises	3,165	0.01%	2,104,766	28.41%	(2,101,601)	(99.85)%
Other services	269,699	0.71%	13,965	0.18%	255,734	1,831.25%
Revenues, net	$38,125,668	100.00%	$7,409,272	100.00%	$30,716,396	414.57%

Revenues increased by $30,716,396, or 414.57%, from $7,409,272 for the year ended December 31, 2021, to $38,125,668 for the year ended December 31, 2022. Revenues from graphite anode material business accounted for 98.57% of net revenues for year ended December 31, 2022, as compared to nil for year ended December 31, 2021. Revenue from peer-to-peer knowledge sharing and enterprise business accounted for 1.43% and 100% of net revenues for the years ended December 31, 2022 and 2021, respectively. The change was primarily attributable to the launch of graphite anode materials business and offset by the shrink of peer-to-peer knowledge sharing and enterprise service revenue due to the impact of COVID-19 for the year ended December 31, 2022.

Revenues from graphite anode material sales

The Company’s products include various artificial graphite anode material products. Artificial graphite is made of petroleum coke, needle coke and pitch coke as the main material, and formed after crushing, shaping, granulation and graphitization. The Company markets its graphite anode products through a direct sales channel, through its sales department consists of five experienced employees, who report directly to the CEO of the Company, who has more than 20 years of experience in the lithium-ion battery material industry, and has accumulated extensive business connections in this industry.

For the year ended December 31, 2022, the Company had supplied products to 16 customers. The Company’s customers were manufacturers of industrial and consumer energy storage lithium-ion batteries, such as batteries for electric vehicles and electric ships, and smart consumer electronics. For the year ended December 31, 2022, four customers accounted for more than 10% of the Company’s total sales, accounting for 28.43%, 19.54%, 19.30% and 18.87% of the total sales, respectively. As the Company grows its customers bases, it is expected that the concentration of the sales will diminish in the future.

Revenues from member services

SDH offers three tiers of membership services, Platinum, Diamond and Protégé, which differ in membership fees as well as the level of the services provided. Members pay a fixed fee for exchange of the right to participate in seven activities, including study tours and forums, within a typically one-year membership period.

Revenues from member services decreased by $391,606, or 78.58%, from $498,330 for the year ended December 31, 2021, to $106,724 for the year ended December 31, 2022. As the outbreak of the COVID-19, SDH was prevented from offering large offline activities, which resulted in a decreased demand for member services.

Revenues from comprehensive tailored services

There are four major categories of SDH’s comprehensive tailored services. The following table presents the type of tailored services as well as their respective prices:

Type of comprehensive tailored services	Pricing
Conference and salon organization	RMB50,000 (approximately US$7,434)
Booth exhibition services	RMB50,000 (approximately US$7,434)
On-site mentors’ guidance	RMB50,000-100,000 (approximately US$7,434-US$14,867)
Other additional services	RMB10,000-200,000 (approximately US$1,487 -US$29,735)

Revenues from comprehensive tailored services decreased by $1,280,189, or 89.28%, from $1,433,847 for the year ended December 31, 2021, to $153,658 for the year ended December 31, 2022. Due to the impact of COVID-19, the comprehensive tailored service revenues from individual customers and some of the enterprise customers became unstable, and the accounts receivable of these customers also became harder to collect. In addition, due to the continuous government restrictions on public gatherings in 2022, the demand for comprehensive tailored services for large conferences and salon organizations decreased.

Revenues from sponsorship advertising service

Sponsorship advertising is a special form of advertising, generally referring to a publicity strategy adopted by enterprises in order to enhance their corporate and product image, as well as brand awareness and influence. SDH provides sponsorship advertising services for enterprise clients at events SDH holds, such as forums and study tours.

Revenues from sponsorship advertising services decreased by $1,734,390, or 100% from $1,734,390 for the year ended December 31, 2021, to $nil for the year ended December 31, 2022, primarily due to the fact that offline forums and study tours were canceled due to the continuous government restrictions on public gatherings.

Revenues from consulting services

SDH provides consulting services to small and medium-sized enterprises to develop strategies and solutions for the following: corporate reorganization, product promotion and marketing, industry supply chain integration, corporate governance, financing and capital structure, etc. Revenues from consulting services decreased by $1,573,938, or 99.39% from $1,583,583 for the year ended December 31, 2021, to $9,645 for the year ended December 31, 2022, primarily due to the fact that small forums and salons were canceled due to the continuous government restrictions on public gatherings.

Revenues from online services

SDH provides two types of online services to the Company’s APP Users, which are questions and answers (Q&A) sessions with chosen Mentors or Experts and online streaming of courses and programs. Top-up credits are paid by Users through SDH’s APP, using which Users can purchase the online services.

Revenue from online services were immaterial in terms of amount and percentage of the net revenues for the years ended December 31, 2021 and 2022.

Revenues from sales of merchandises

Revenues from the sale of merchandise decreased by $2,101,601, or 99.85% from $2,104,766 for the year ended December 31, 2021 to $3,165 for the year ended December 31, 2022. The decrease was primarily due to the fact that SDH had not organized trade conferences facilitating the sales of merchandise due to the continuous government restrictions on public gatherings.

Costs of revenues

The following table sets forth the breakdown of the cost of revenues for the years ended December 31, 2022 and 2021:

	For the years ended December 31,				Change
	2022	%	2021	%	Amount	%

Service costs	$1,176,956	2.98%	$1,823,358	46.91%	$(646,402)	(35.45)%
Cost of goods sold	38,299,090	97.02%	2,063,296	53.09%	36,235,794	1,756.21%
Total costs of revenues	39,476,046	100.00%	3,886,654	100.00%	35,589,392	915.68%

Service costs

The service costs primarily include (1) the cost of holding activities, such as venue rental fees, conference equipment fees, (2) professional and consulting fees paid to third parties for the activities; (3) the fees paid to Mentors and Experts; (4) labor costs; and (5) amortization cost of copyright. Service costs decreased by $646,402, or 35.45% for the year ended December 31, 2022 compared to same period in 2021, mainly due to the decrease of $540,641 in service fee and consultant fee, which was mainly because the Company held less small conferences due to the government limitation on the scale of conferences in COVID-19.

Cost of goods sold

The cost of goods sold were $38,299,090 and $2,063,296 for the years ended December 31, 2022 and 2021, respectively. The significant increase of the cost of goods sold was due to the expansion of the graphite anode materials business, which was launched in 2022. In addition, $2,711,158 impairment on inventory, including health service gift cards, learning course gift cards, Chinese tea, latex pillows and health care products which was in exchange of collection of account receivables and deferred revenue due from the customers, was recoded due to the adverse effect of COVID-19 on peer-to-peer knowledge sharing and enterprise business.

Gross (loss) profit

As a result of the foregoing, the Company reported a gross loss of $1,350,378 for the year ended December 31, 2022. The negative gross margin was due to $3,344,511 gross loss on peer-to-peer knowledge sharing and enterprise business. For the year ended December 31, 2022, $2,711,158 impairment on inventory was recorded due to the adverse effect of COVID-19 and the Company maintained the necessary cost to operate peer-to-peer knowledge sharing and enterprise business. The gross loss was partially set off by a gross profit of $1,994,133 for graphite anode material sales business.

Operating expenses

The following table sets forth the breakdown of the operating expenses for the years ended December 31, 2022 and 2021:

	For the years ended December 31,				Change
	2022	%	2021	%	Amount	%
Selling expenses	$1,075,980	6.16%	946,775	8.66%	129,205	13.65%
General and administrative expenses	12,678,873	72.62%	7,834,291	71.66%	4,844,582	61.84%
Research and development expenses	1,053,882	6.04%	2,151,565	19.68%	(1,097,683)	(51.02)%
Impairment of intangible assets	2,650,020	15.18%	-	-%	2,650,020	100%
Total costs and operating expenses	17,458,755	100.00%	10,932,631	100.00%	6,526,124	59.69%

Selling expenses

The selling expenses increased by $129,205 or 13.65%, from $946,775 for the year ended December 31, 2021 to $1,075,980 for the year ended December 31, 2022. Such increase was primarily due to (1) an increase of travel expenses of $51,662 and entertainment expenses of $35,357, which was mainly due to increasing needs for marketing activities to the launch of graphite anode materials business; and (2) an increase of $39,301 of share-based compensation, as the Company adopted the 2022 Stock Incentive Plan for the grant of restricted share units to sales employees.

General and administrative expenses

The general and administrative expenses increased by $4,844,582, or 61.84%, from $7,834,291 for the year ended December 31, 2021 to $12,678,873 for the year ended December 31, 2022. Such increase was primarily due to (1) an increase of bad debt expenses of $ $364,346, which was mainly due to the fact that as the Company experienced a slow-down in the collection of accounts receivable resulting from impact from COVID-19 for the year ended December 31, 2022 on peer-to-peer knowledge sharing and enterprise service business; (2) an increases of $1,191,284 due to outsourced labor that due to the launch of graphite anode material business in August 2022, as the Company recruited factory workers and security personnel from labor outsourcing companies; and (3) an increase of $2,674,292 of share-based compensation as the Company adopted the 2022 Stock Incentive Plan for the grant of restricted share units to employees, directors and non-employees to provide incentive for their services.

Research and development expenses

Research and development expenses decreased by $1,097,683 or 51.02%, from $2,151,565 for the year ended December 31, 2021 to $1,053,882 for the year ended December 31, 2022. Research and development expenses for the year ended December 31, 2022 was mainly associated with the research development activities of graphite anode material business, including technology service, technical service, purchasing laboratory chemical material collaterals, while in the year ended December 31, 2021, as SDH hired more personnel to update and support the mobile application, or the APP, to meet Users’ increasing needs.

Impairment of intangible assets

Impairment of intangible assets increased from $nil for the year ended December 31, 2021 to $2,650,020 for the year ended December 31, 2022. The impaired intangible assets for the year ended December 31, 2022 were associated with the copyrights of course videos purchased from a third party including but not limited to course videos which cover subjects such as entrepreneurship development, financial service, corporate governance, team management, marketing strategy and etc. The peer-to-peer knowledge sharing and enterprise service business was adversely affected by COVID-19 for the year ended December 31, 2022. The Company online service was $2,100 for the year ended December 31, 2022.The Company reviewed its copyright of course videos for impairment in the event of the adverse change to market conditions that would impact the future use of the copyrights. It indicated that the carrying amount of an asset might no longer be recoverable as of December 31, 2022.

Other expenses (income), net

The total net other expenses were $3,506,299 for the year ended December 31, 2022, and was $1,540,900 for the year ended December 31, 2021. The net of other expenses for the year ended December 31, 2022 was primarily consisted of the investment loss of $3,618,847 which was mainly attributed by the investment loss in a trust fund of $2,625,349 and impairment loss of $979,426 on long-term investment. The net of other expenses for the year ended December 31, 2021 primarily consisted of the investment loss of $2,118,453, which was mainly attributed to the investment loss in a trust fund of $2,038,395, which was partially offset by the government subsidies of $413,422.

Income taxes provision

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2019/2020 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, the Company’s HK subsidiary did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended December 31, 2022, 2021 and 2020, and accordingly no provision for Hong Kong profits tax has been made in these periods.

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

For qualified small and thin-profit enterprises, the annual taxable income up to RMB 1 million (inclusive) is subject to an effective EIT rate of 2.5% from 1 January 2021 to 31 December 2022; where the annual taxable income exceeds RMB 1 million but does not exceed RMB 3 million (inclusive), the amount in excess of RMB 1 million is subject to an effective EIT rate of 5% from 1 January 2022 to 31 December 2024. GMB Consulting was eligible to enjoy a preferential tax rate of 5% from 2018 to 2021. Shidong Health was eligible to enjoy a preferential tax rate of 2.5% in 2022.

The PRC income taxes expense was $808,970 for the year ended December 31, 2022, primarily generated by the changes in valuation allowance. The income tax benefit was $236,581 for the year ended December 31, 2021.

Net loss

As a result of the foregoing, the Company reported a net loss of $23,124,402 for the year ended December 31, 2022, compared to $8,403,260 for the year ended December 31, 2021.

Net loss attributable to non-controlling interest

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. As of December 32, 2022, for the Company’s consolidated subsidiaries, VIE and VIE’ s subsidiaries, non-controlling interests represent: a) a minority shareholder’s 49% ownership interest in GMB (Beijing), GMB Consulting, Nanyu Culture and Jiagui Haifeng; b) a minority shareholder’s 60.65% ownership interest in Sunrise Guizhou; c) a minority shareholder’s 49% ownership interest in GMB Culture, which has a subsidiary called GMB Technology; and d) a minority shareholder’s 25% ownership interest in Shidong Cloud, and 40% ownership interest in Shidong Trading.

Net loss attributable to the ordinary shareholders

Net loss attributable to the ordinary shareholders was $22,404,366 for the year ended December 31, 2022, compared to $8,403,260 for the year ended December 31, 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues, net

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

Revenues decreased by $15,771,812, or 68.04%, from $23,181,084 for the year ended December 31, 2020, to $7,409,272 for the year ended December 31, 2021. Revenues from Member services accounted for 6.73% of net revenues in the year ended December 31, 2021, as compared to 3.76% in year ended December 31, 2020. Revenue from enterprise services accounted for 64.13% and 87.84% of net revenues for the years ended December 31, 2021 and 2020, respectively. Revenue from sales of merchandise accounted for 28.41% and 6.45% of net revenues for the years ended December 31, 2021 and 2020, respectively. The decrease in revenues was primarily attributable to the decrease in the revenue generated from comprehensive tailored services, sponsorship advertising services, member services and partially offset by the increase of revenue from consulting services and sales of merchandises.

Revenues from member services

SDH offers three tiers of membership services, Platinum, Diamond and Protégé, which differ in membership fees as well as the level of the services provided. Members pay a fixed fee for exchange of the right to participate in seven activities, including study tours and forums, within a typically one-year membership period.

Revenues from member services decreased by $374,299, or 42.89%, from $872,629 for the year ended December 31, 2020, to $498,330 for the year ended December 31, 2021. Due to the COVID-19 pandemic, SDH was prevented from offering large offline activities, which resulted in a decreased demand for member services.

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

Revenues from comprehensive tailored services decreased by $11,912,033, or 89.26%, from $13,345,880 for the year ended December 31, 2020, to $1,433,847 for the year ended December 31, 2021. Due to the impact of COVID-19, the comprehensive tailored service revenues from individual customers and some of the enterprise customers became unstable, and the accounts receivable of these customers also became harder to collect. In addition, due to the continuous government restrictions on public gatherings in 2021, the demand of comprehensive tailored services for large conference and salon organization decreased.

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

Costs of revenues

The following table sets forth the breakdown of the cost of revenues for the years ended December 31, 2021 and 2020:

	For the years ended December 31,				Change
	2021	%	2020	%	Amount	%
Service costs	$1,823,358	46.91%	$2,087,425	70.04%	$(264,067)	(12.65)%
Cost of goods sold	2,063,296	53.09%	892,791	29.96%	1,170,505	131.11%
Total costs of revenues	3,886,654	100.00%	2,980,216	100.00%	6,364,261	75.27%

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

Operating expenses

The following table sets forth the breakdown of the operating expenses for the years ended December 31, 2021 and 2020:

	For the years ended December 31,				Change
	2021	%	2020	%	Amount	%
Selling expenses	946,775	8.66%	906,456	16.56%	40,319	4.45%
General and administrative expenses	7,834,291	71.66%	3,897,040	71.18%	3,937,251	101.03%
Research and development expenses	2,151,565	19.68%	671,312	12.26%	1,480,253	220.50%
Total costs and operating expenses	10,932,631	100.00%	5,474,808	100.00%	6,364,261	75.27%

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

Income taxes provision

The Company was incorporated in the Cayman Islands and under the laws of the Cayman Islands; the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

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

Net (loss) income

As a result of the foregoing, the Company reported a net loss of $8,714,332 for the year ended December 31, 2021, compared to a net income of $11,957,287 for the year ended December 31, 2020.

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

Net loss (income) attributable to the ordinary shareholders

Net loss attributable to the ordinary shareholders was $8,403,260 for the year ended December 31, 2021, and net income was $12,087,527 for the year ended December 31, 2020.

Liquidity and Capital Resources

As reflected in the consolidated financial statements, the Company has been incurring $23,124,402 and $8,714,332 net losses for the years ended December 31 2022 and 2021, respectively. Net cash used in operating activities were $9,573,401 and $5,233,182 for the years ended December 31, 2022 and 2021, respectively. Total cash, cash equivalents and restricted cash decreased by $10,322,198 for the year ended December 31, 2022. Management expected to continue to construct the production plant in Guizhou Sunrise. In 2022, the ongoing COVID-19 pandemic continued to negatively impact the Company’s business operations. A resurgence of the COVID-19 outbreak had given rise to economic downturns and other significant changes in regional and global economic conditions, and negatively affected the Company’s ability to execute the sales contract, fulfil customer orders, and collect customer payments timely. As a result, there was a possibility that the Company’s revenue and cash flows might underperform in the next 12 months.

These adverse conditions and events raised substantial doubt about the Company’s ability to continue as a going concern. For the next 12 months from the issuance date of this report, the Company plans to continue implementing various measures to boost revenue and controlling the cost and expenses within an acceptable level. The Company is in the process of transitioning peer-to-peer knowledge sharing and enterprise business to graphite anode material business. In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources and ability to obtain additional financial support in the future, and its operating and capital expenditure commitments. As of December 31, 2022, the Company had cash of $1,655,549. The management believed that it would be able to make borrowings from banks based on past experience and the Company’s good credit history when necessary. As of December 31, 2022, the Company had available line of credit from Bank of Guizhou for RMB 6,500,000, approximately $933,291. On January 18, 2023, Sunrise Guizhou entered a credit facility agreement with Post Savings Bank of China (“Post Bank”) to obtain revolving fund up to RMB 30,000,000, approximately $4,307,498, for a term from January 19, 2023 to January 18, 2031. On February 7, 2023, Sunrise Guizhou entered a two-year debt financing arrangement with Zhongguancun Science and Technology Leasing Co., Ltd. to obtain a loan of RMB 20,000,000, approximately $2,871,665, for a term from February 7, 2023 to February 7, 2025.

Currently, the Company is working to improve its liquidity and capital sources primarily through cash flows from operation, debt and equity financing, and financial support from its principal shareholder. In order to fully implement its business plan and sustain continued growth, the Company may also seek equity financing from outside investors when necessary. As of December 31, 2022, the working capital of the Company was $18,614,388. Based on the operating plan and the working capital condition, management believed that the above-mentioned measures collectively would provide sufficient liquidity for the Company to meet its future liquidity and capital requirement for at least 12 months from the date the consolidated financial statements are issued.

If the Company experiences an adverse operating environment or incurred unanticipated capital expenditure requirements, or if the Company accelerates its growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be on favorable terms or available at all. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilutions to the existing shareholders.

Substantially all of the Company’s operations are conducted in the PRC and all of the revenues and the vast majority of expenses, cash and cash equivalents are denominated in RMB. As of December 31, 2022, 72.35% of cash, cash equivalents and restricted cash were held in China, and held by its subsidiaries, VIE and VIE’s subsidiaries and denominated in Renminbi, while 27.65% of cash, cash equivalents and restricted cash were held in Hong Kong, and held by EPOW, SDH New Energy and GMB HK and denominated in US dollars. Although the Company consolidates the results of the VIE and its subsidiaries, the Company only has the access to the assets or earnings of the VIE and their subsidiaries through the contractual arrangements with the VIE and its shareholders. See “Business — Contractual Arrangements between GIOP BJ, SDH and Its Shareholders.”

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

As of December 31, 2022, the following were outstanding balances of cash and cash equivalents, restricted cash and short-term investments in each jurisdiction:

	Cash and cash equivalents	Restricted cash	Short-term investments	Total
PRC	$1,168,513	$1,938,374	$-	$3,106,887
Hong Kong	201,120	-	-	201,120
Cayman Islands	285,916	700,094	3,336,256	4,322,266
Total	$1,655,549	$2,638,468	$3,336,256	$7,630,273

Cash Flows

The following table sets forth a summary of cash flows for the periods indicated:

	For the years ended December 31,
	2022	2021	2020
Net cash (used in) provided by operating activities	$(9,573,401)	$(5,233,182)	$7,066,163
Net cash used in investing activities	(45,609,072)	(22,095,198)	(6,365,555)
Net cash provided by financing activities	45,760,061	30,837,261	119,996
Effect of foreign exchange rate on cash and cash equivalents	(899,786)	141,322	706,302
Net (decrease) increase in cash and cash equivalents	$(10,322,198)	$3,650,203	$1,526,906

Operating Activities

Net cash used in operating activities amounted to $9,573,401 for the year ended December 31, 2022. It was primarily due to a) a net loss of $23,124,402, adjusted by depreciation and amortization of $2,062,499, share-based compensation of $2,729,969, deferred tax expenses of $807,412, interest expenses of $213,823, investment losses of $3,618,847, bad debt expense of $2,887,754, impairment on inventory of $2,711,158, impairment on intangible assets of $2,650,020, amortization of land use rights of $126,042 and amortization of operating lease right-of-use asset of $213,063; increase in b) account receivable of $1,734,486, notes receivable of $899,481 due to sales of graphite anode products; c) inventories of $18,747,772 finished goods and purchased raw materials of graphite anode; d) prepaid expenses and other current assets of $2,894,690 due to increase on tax prepayment of $4,345,304 offset by decrease on prepaid expenses of 2,251,169; d) account payable of $12,661,801 and notes payable of $ 4,014,213 for payables to vendors of graphite business; and e) deferred government subsidy of $2,973,491 due to relocation bonus received from the government of Zibo City, Shandong Province, PRC.

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

Investing Activities

Net cash used in investing activities amounted to $45,609,072 for the year ended December 31, 2022. It was primarily due to: a) purchase of plant, property and equipment of $43,714,195; and b) consideration paid for an asset acquisition of $1,486,746. In July 2022, Sunrise Guizhou entered into purchase agreements with the original shareholders of Sunrise Tech (formerly known as Anlong Hengrui Graphite Material Co., Ltd.) to acquire 100% of Sunrise Tech’s assets and equity ownership for a gross consideration of RMB 40,000,000 (approximately $5,743,331), of which RMB10,000,000 (approximately $1,486,746) was paid in July 2022. The unpaid consideration will be paid in installments from 2023 to 2026.

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

Financing Activities

Net cash provided by financing activities amounted to $45,760,061 for the year ended December 31, 2022, representing proceeds from the following debt financing from sale and leaseback contracts, net of issuance cost, of $8,827,701 and capital contributions from the non-controlling shareholders of $ 37,024,594.

●	On September 22, 2022, Sunrise Guizhou entered into a sales and leaseback contract with Far East International Financial Leasing Co., Ltd. (“Far East”). Pursuant to the contract, the Company sold its machines for RMB 20,000,000, approximately $2,871,665, and immediately leased the machines back from Far East for an eighteen-month term from September 22, 2022 to March 21, 2024, with a yearly implied interest rate of 11.98%.

●	On November 4, 2022, Sunrise Guizhou entered into a sales and leaseback financing contract with China Power Investment Ronghe Financial Leasing Co., Ltd. to obtain an amount of RMB 40,000,000, approximately $5,743,331, for a three years leasing term from November 10, 2022 to November 9, 2025, with a yearly interest rate of one-year loan prime rate plus 1.55%.

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

Trend Information

Other than as disclosed elsewhere in this annual report, the Company is not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on net revenues, incomes from operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements as of December 31, 2022.

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of December 31, 2022, the Company did not have material litigations or lawsuits against them.

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

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing the Company’s financial statements. Our critical accounting policies and practices include the following: (i) revenue recognition, (ii) lease, (iii) asset acquisition and (iv) income taxes. For further information on these accounting policies, see note 2 to our consolidated financial statements included elsewhere in this annual report.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. Such critical estimates are discussed below.

Allowance for doubtful accounts

Accounts receivables mainly represent amounts due from clients in the ordinary course of business and are recorded net of allowance for doubtful accounts.

The Company mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on management’s assessment of historical bad debts, creditworthiness and financial conditions of the clients, current economic trends and changes in client payment patterns. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted and the potential for recovery is considered remote. The allowance for doubtful accounts was $8,047,527, $5,744,387 and $1,808,889 for the years ended December 31, 2022, 2021 and 2020, respectively.

Allowance on inventories

The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized in the value of inventories. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products. The valuation allowance provided for the inventory was $2,711,158, $nil and $nil for the years ended December 31, 2022, 2021 and 2020.

Impairment on long-term investments

For equity investments that do not have readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock, the Company accounts for these investments at cost minus any impairment, if necessary.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value; the financial condition, operating performance and the prospects of the equity investee. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value. Impairment charges for long-term investments were $979,426, $nil and $nil recorded in the Company’s Consolidated Statements of Operations and Comprehensive (Loss) Income for the years ended December 31, 2022, 2021 and 2020.

Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. Impairments charges for intangible assets were $2,650,020, $nil and $nil recorded in the Company’s Consolidated Statements of Operations and Comprehensive (Loss) Income for the years ended December 31, 2022, 2021 and 2020.

Valuation allowance on deferred tax assets

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Valuation allowance on deferred tax assets were $3,936,504 and $1,218,319 as of December 31, 2022 and 2021, respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Haiping Hu	55	Chief Executive Officer (“CEO”), Chairman of the Board of Director
Chao Liu	42	Chief Financial Officer (“CFO”)
Chenming Qi	52	Chief Operating Officer (“COO”)
Haiwei Zuo	40	Director
Ligang Lu	54	Independent Director
Xiang Luo	52	Independent Director
Jian Pei	55	Independent Director

Mr. Haiping Hu has been our CEO and Chairman since February 2019, and he has served as CEO and Chairman of the VIE since December 2014. From August 2004 to January 2018, he was CEO and Vice Chairman of Shanshan Holdings Co., Ltd, which is mainly engaged in the production of lithium-ion battery parts, such as lithium-ion capacitors, battery pack, and charging pile, and providing new energy services such as new energy vehicle operation and energy management services, etc. From January 1996 to July 2004, he served as Vice President of Shanshan Group Co., Ltd. Since 2002, Shanshan Holdings Co., Ltd. has ranked among the top 500 Chinese companies in successive years. Mr. Hu holds a bachelor’s degree in Chemical Automation and a master’s degree in Chemical Engineering from Zhejiang University. Nicknamed “General Hu Haiping on Horseback,” Mr. Hu has more than 20 years of experience as founder and executive, and is a well-known entrepreneur in China.

Ms. Chao Liu has served as our CFO since February 2019, and as the CFO of the VIE since January 2016. From June 2012 to June 2015, she was the head of the accounting department of Beijing Meanfang Institute of Physics and Technology, which is engaged in manufacturing gas instruments that are widely used in petrochemical, cement, chemical fertilizer, agriculture, military, medical, environmental protection, scientific research and other fields, Beijing Meanfang Spectrum Technology Co., Ltd., which is engaged in manufacturing and selling spectrum instruments, and Beijing Zhongchuang Technology Co., Ltd., which is engaged in providing interactive marketing technology solutions for brand customers and advertising agents. From May 2008 to December 2015, she was the comptroller of Beijing Hongri Dongsheng Decoration Co., Ltd., which provides decoration services to customers and Beijing Sunshine Season Network Technology Company, which provides network maintenance services to its customers. From November 2003 to November 2014, she served as supervisor of the accounting department of Beijing Haixinyuan Food Co., Ltd. which is engaged in the manufacture and sale of cold candies, pastries and cold drinks and Beijing Haixinyuan Guest House Co., Ltd., which provides hoteling services to its customers. Ms. Liu studied finance at Beijing Language and Culture University and graduated in January 2016. She has a strong understanding of international accounting and tax policies.

Mr. Chenming Qi has served as our COO since February 2019, and as the COO and director of the VIE since July 2017. From May 2014 to June 2017, Mr. Qi served as the Vice President of the sales division of 360 Enterprise Security Group, which specializes in providing enterprise-level network security technologies, products and services to government, enterprises, education, finance and other institutions and organizations. He co-founded Netgod Information Technology (Beijing) Co., Ltd, which is engaged in enterprise-level network security technologies, products and services in 2006, and served as a vice president of operations from June 2006 to May 2017. He served as the deputy general manager of Lenovo Information Security Division from April 2004 to June 2006. From March 2002 to March 2004, he was the sales director of Hampoo (China) Management Consulting Company, which is engaged in management consulting, IT planning, information implementation, etc. Mr. Qi graduated from Tianjin University with a master’s degree in Precision Instrument Engineering in March 1996. We believe that Mr. Qi, with over twenty years of experience in team building and enterprise management, is qualified to serve as our COO.

Mr. Haiwei Zuo has served as our director since February 2019, and as Vice Chairman of the VIE since December 2014. From September 2013 to December 2014, he served as the Dean of Beijing Huatai Weiye Management Science and Technology Research Institute. From March 2009 to September 2013, he served as the CEO of Beijing Naked in Frontier Cultural Exchange Co., Ltd., which is engaged in producing TV program content that is in category of business and financial management. He studied business administration at the China Agricultural University and graduated in July 2019.

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

Dr. Jian Pei was appointed as our director on May 30, 2022. He has served as a professor at the College of Chemistry and Molecular Engineering of Peking University, China, since April 2001. Dr. Pei received his undergraduate degree in 1989 and Ph.D. degree in 1995, majoring in Chemistry, from Peking University in 1995. After the completion of his postdoctoral work at the National University of Singapore in July 1997, he joined the Institute of Materials Research and Engineering in Singapore and served as a research associate from November 1997 to August 2001. From June 1998 to January 2000, Dr. Pei was a visiting scholar at the Institute of Polymer and Organic Solids, University of California at Santa Barbra. Dr. Pei is a receiver of the Changjiang Scholar award, an academic award given to an individual in higher education by the Ministry of Education of the People’s Republic of China. Dr. Pei’s research focuses on the development of organic semiconducting materials for application in optoelectronics.

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

B. Compensation of Directors and Executive Officers

The following table sets forth certain information with respect to compensation for the year ended December 31, 2022, earned by or paid to our chief executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total (US$)

Haiping Hu	2022	44,778		967,600					1,012,378
CEO of the Company and the VIE

Chao Liu	2022	39,722		100,000					139,722
CFO of the Company and the VIE

Chenming Qi	2022	27,300		0					27,300
COO of the Company and the VIE

Haiwei Zuo	2022	56,333		110,000					166,333
Director of the Company

Jian Pei	2022	0		25,000					25,000
Director of the Company

Xiang Luo	2022	0		25,000					25,000
Director of the Company

Ligang Lu	2022	0		30,000					30,000
Director of the Company

For the year ended December 31, 2022, the Company paid the above compensations to our executive officers and directors.

2022 Share Incentive Plan

Our board of directors adopted the 2022 Stock Incentive Plan (the “2022 Plan”) in July 2022, effective as of July 11, 2022, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2022 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards shall be 3,679,200 Ordinary Shares.

As of the date of this annual report, we issued 833,550 Ordinary Shares to qualified persons under the 2022 Plan.

The following describes the principal terms of the 2022 Plan.

Types of awards

The 2022 Plan permits the awards of cash, restricted stock units, share options, or any similar securities with a value derived from the value of or related to the Ordinary Shares and/or returns thereon.

Plan Administration

Our board of directors or a committee of one or more members of the board of directors administers the 2022 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement

Each awards granted under the 2022 Plan is evidenced by an award agreement that sets forth terms, conditions and limitations, which may include the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility

We may grant awards to our employees, directors and consultants of our Company, and other individuals, as determined by the plan administrator.

Vesting Schedule

In general, the plan administrator determines the vesting schedule, which is specified in the award agreement.

Exercise of Options

The plan administrator determines the exercise price for each award, which is stated in the award agreement.

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties at common law, including, but not limited to a duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, our directors also have a duty to exercise the care, diligence and skills that a reasonable director would exercise in comparable circumstances, taking into account, without limitation, the nature of the company, the nature of the decision, the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, our directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our amended and restated memorandum and articles of association or the Companies Act (Revised) of the Cayman Islands.

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

Audit Committee. Our audit committee, formed upon the closing of our IPO, consists of Mr. Ligang Lu, Mr. Xiang Luo and Mr. Jian Pei, with Mr. Ligang Lu serving as the chairman of our audit committee. We have determined that Mr. Ligang Lu, Mr. Xiang Luo and Mr. Jian Pei satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Prior to our IPO, our board also determined that Ligang Lu qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee, formed upon the closing of our IPO, consists of Mr. Xiang Luo, Mr. Ligang Lu and Mr. Jian Pei. Mr. Ligang Lu is the chairman of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee, formed upon the closing of our IPO, consists of Mr. Ligang Lu and Mr. Jian Pei. Mr. Xiang Luo is the chairman of our corporate governance and nominating committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

We had a total of 134, 96, and 48 full-time employees (excluding the employees of Sunrise Guizhou), as of December 31, 2020, 2021, and 2022, respectively.  As of April 30, 2023, we had 48 full-time employees (excluding the employees of Sunrise Guizhou),. We had 4, 22, 7 and 15 employees located in Shanghai, Beijing, Hangzhou, and Zibo, respectively. The following table sets forth the numbers of our employees by areas of business as of April 30, 2023, 2023:

Department	Number of Employees
Senior Management	5
Human Resources & Administration	8
Sales & Marketing	12
Business & Consulting	1
Customer Service	2
Information Technology	2
Research & Development	10
Finance	8
Total	48

Sunrise Guizhou had 229 and 257 employees as of April 30, 2023, and December 31, 2022, respectively. The following table sets forth the numbers of Sunrise Guizhou’s employees by areas of business as of April 30, 2023

Department	Number of Employees
Senior Management	1
Human Resources & Administration	13
Research & Development	50
Manufacturing & Equipment	128
Warehouse & Operation	19
Engineering & Construction	9
Finance & Compliance	5
Sales & Marketing	4
Total	229

Generally, we enter into standard employment contracts with our officers, managers, and other employees. According to these contracts, all of our employees are prohibited from engaging in any other employment during the period of their employment with us. None of our employees is a member of a labor union and we consider our relationship with our employees to be good.

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of May 15, 2023 by:

●	each of our directors and executive officers; and

●	each of our principal shareholders who beneficially own more than 5% of our total outstanding Ordinary Shares.

The calculations in the table below are based on 25,361,550 Ordinary Shares outstanding as of the date of this annual report, including 833,550 Ordinary Shares issued under the Stock Incentive Plan.

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

Name and Address of Beneficial Owner*	Ordinary Shares Beneficially Owned
	Number	%
Director and Executive Officers:
Haiping Hu (1)	7,324,687	28.88%
Chao Liu	50,000	0.20%
Chenming Qi (3)	2,491,318	9.82%
Haiwei Zuo (4)	1,140,282	4.50%
Ligang Lu	15,000	0.06%
Xiang Luo	12,500	0.05%
Jian Pei	12,500	0.05%
Directors and Executive Officers as a group (7 persons)	11,046,287	43.56%
5% Beneficial Owners**
GMB Wisdom Sharing Platform Co., Ltd. (1)	6,840,887	26.97%
GMB Information Technology Co., Ltd. (4)	1,085,282	4.28%
GMB Culture Communication Co., Ltd. (2)	2,705,583	10.67%
GMB Resource Services Co., Ltd (3)	2,491,318	9.82%

*	Unless otherwise indicated, the business address of each of the individuals is Room 350, 3rd Floor, Building 6,Yard 1, Shangdi 10th Street, Haidian District, Beijing, The PRC.

**	The principal office of each of the 5% beneficial owners are located at Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(1)	Haiping Hu, our CEO and chairman of the Board, beneficially owns 6,840,887 Ordinary Shares through his 100% ownership of GMB Wisdom Sharing Platform Co., LTD, and 483,800 Ordinary Shares held directly.

(2)	Representing 2,705,583 Ordinary Shares held by GMB Culture Communication Co., Ltd, a British Virgin Islands company. Ertao Zhao, Yidong Zhang, Xiaoli Chen serve as the directors of GMB Culture Communication Co., Ltd. and share the dispositive and voting power of the shares held by GMB Culture.

(3)	Representing 2,491,318 Ordinary Shares Held by GMB Resource Services Co., Ltd., a British Virgin Islands company. Our COO Chenming Qi and Cunyou Li, Jinhai Ying, Gesheng Fei, each of whom serves as a director of GMB Resource Services Co., share the dispositive and voting power of the shares held by GMB Resources.

(4)	Haiwei Zuo, our director, beneficially owns 1,085,282 Ordinary Shares through his 100% ownership of GMB Information Technology Co., Ltd., a British Virgin Islands company, and 55,000 Ordinary Shares held directly.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements between GIOP BJ and Gansu QLS

See “Item 4. Information on the Company—C. Organizational Structure.”

Material Transactions with Related Parties

The following is a list of related parties which the Company had transactions with:

(a)	Ningbo Zhuhai Investment Co., Ltd. (“Zhuhai Investment”), a company controlled by Mr. Haiping Hu

(b)	Bally, Corp. (“Bally”), a company controlled by Mr. Haiping Hu

(c)	Mr. Xuanming Wang, General Manager and legal representative of GMB (Hangzhou)

(d)	Mr. Haiwei Zuo, Vice Chairman of the Board, 7.49% shareholder of GMB (Beijing)

(e)	Shanghai Hui Yang Investment Co., 9.6451% shareholder of Sunrise Guizhou and controlled by immediate family members of Mr. Haiping Hu

(f)	Shidong (Suzhou) Investment Co., Ltd., a company of which Mr. Haiping Hu is the CEO

(g)	Mr. Shousheng Guo, Director, 3.00% shareholder of GMB (Beijing)

(h)	Mr. Wenwu Zhang, Director of Sunrise Guizhou

(i)	Mr. Chenming Qi, General Manager, Director and 3.00% shareholder of GIOP BJ; Director of GMB (Hangzhou)

(j)	Ms. Jing Ji, CEO of and 46% shareholder of GMB Technology

(k)	Haicheng Shenhe, 9.6451% shareholder of Sunrise Guizhou

(l)	Guizhou Yilong New Area Industrial Development and Investment Co., Ltd., 3.0864% shareholder of Sunrise Guizhou

(m)	Beijing Yihe Business Technology Co., Ltd. (“Yihe Beijing”), a 40% shareholder of GMB (Beijing).

a.	Due from related parties

As of December 31, 2022, 2021 and 2020, the balances of amount due from related parties were as follows:

		As of December 31,
		2022	2021	2020
Due from related parties
Bally		5,168	5,168	5,168
Zhuhai Investment		-	25,534	155,378
Mr. Xuanming Wang		20,102	26,664	-
Mr. Haiwei Zuo		-	7,912	-
Mr. Wenwu Zhang	(1)	337,420	-	-
Yihe Beijing		-	-	12,184
Shidong (Suzhou) Investment Co., Ltd.		37,332	-	-
Total		$400,022	$65,278	172,730

(1)	The balance as of December 31, 2022 represented the prepaid acquisition consideration to purchase Mr. Wenwu Zhang’s equity in Haicheng Shenhe.

b.	Due to related parties

As of December 31, 2022 and 2021, the balances of amounts due to related parties were as follows:

		As of December 31,
		2022	2021	2020
Due to related parties
Mr. Haiping Hu		2,872	-	-
Mr. Chenming Qi		9,189	-	-
Ms. Jing Ji		19,923	-	-
Shanghai HuiYang Investment Co.	(1)	738,128	-	-
Haicheng Shenhe		50,395	-	-
Zhuhai Investment		64,643	-	-
Total		$885,150	$-	-

(1)	The balance as of December 31, 2022 represented the loans from the related party, with the annual interest rate of 4.35% and was initially due on August 13, 2022 and extended to December 31, 2023.

c.	Deferred revenue -related parties

As of December 31, 2022 and 2021, the balances of deferred revenue of related parties were as follows:

		As of December 31,
		2022	2021	2020
Deferred revenue of related parties
Shanghai Hui Yang Investment Co.	(1)	$347,471	$-	$
Total		$347,471	$-	$

(1)	The balance as of December 31, 2022 represented the advance from the related party for tailored services.

d.	Related party transactions

Related party purchase

The Company rented office spaces from Zhuhai Investment. For the years ended December 31, 2022, 2021 and 2020, total rental fee to Zhuhai Investment were $118,475, $103,411 and $96,695, respectively.

The Company purchased graphite material processing service of $450,591 and purchased raw material of $580,452 from Haicheng Shenhe for the year ended December 31, 2022.

The Company also purchased professional services from Yihe Beijing. For the year ended December 31, 2020, service costs paid to Beijing Yihe were $27,175.

Related party sales

The Company sold titanium of $205 to Mr. Shousheng Guo for the year ended December 31, 2022.

The Company sold medical wine of $666 to Zhuhai Investment for the year ended December 31, 2021.

e.	Related party guarantee

On August 4, 2022, Surnise Guizhou entered a line of credit financing contract with Bank of Guizhou for revolving credit of RMB 20,000,000, approximately $ 2,871,665, for a term from August 4, 2022 to August 3, 2023. The line of credit was in various means including bank loans, commercial note and letter of credit. As of December 31, 2022, the Company has utilized RMB 13,500,000, approximately $1,938,374, line of credit by issuing commercial notes to its vendors for amount of RMB 27,000,000, approximately $3,876,748. Pursuant to the line of credit contract, the Company was obliged to deposit fifty percent of the notes payable amount issued as restricted cash in the designated bank accounts in Bank of Guizhou. Pursuant to the contract, Mr. Haiping Hu and Guizhou Yilong New Area Industrial Development and Investment Co., Ltd., the non-controlling shareholder of Sunrise Guzhou, were the guarantor of the line of credit.

On September 22, 2022, Sunrise Guizhou entered a financing contract into an eighteen-month loan with Far East to obtain a loan of RMB 20,000,000, approximately $2,871,665, for a term from September 22, 2022 to March 21. On November 4, 2022, Sunrise Guizhou entered a sales and leaseback financing contract into a three-year financing with Ronghe to obtain an amount of RMB 40,000,000, approximately $5,743,331, for a term from November 10, 2022 to November 9, 2025. Pursuant to the financing contracts, Mr. Haiping Hu.

In July 2022, Sunrise Guizhou entered into purchase agreements with original shareholders of Sunrise to acquire 100% of Sunrise Tech’s assets and equity ownership for a gross consideration of RMB 40,000,000 (approximately $5,743,331), among of which RMB10,000,000 (approximately $1,486,746) was paid in July 2022. The unpaid consideration RMB30,000,000 (approximately $4,307,499) will be paid in installments from 2023 to 2026. The consideration payable is guaranteed by Mr. Haiping Hu.

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

ITEM 9.  THE OFFER AND LISTING

A. Offering and Listing Details

Our Ordinary Shares have been listed on the Nasdaq Capital Market since February 9, 2021.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares have been listed on the Nasdaq Global Market since February 9, 2021. On August 5, 2022, our Ordinary Shares began trading on the NASDAQ Capital Market under the new ticker symbol “EPOW”. Our Ordinary Shares previously traded under the ticker symbol “SDH”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our affairs are governed by our Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time, and Companies Act (Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

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

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within ninety days after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

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

Capitalization of Profits

The Company may upon the recommendation of the directors by ordinary resolution authorize the directors to capitalize any sum standing to the credit of any of the Company’s reserve accounts (including share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution and to appropriate such sums to shareholders in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend and to apply such sum on their behalf in paying up in full unissued shares for allotment and distribution credited as fully paid up to and amongst them in the proportion aforesaid.

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

Payments of dividends and capital in respect of Ordinary Shares will not be subject to taxation in the Cayman Islands and no Cayman Islands withholding will be required on the payment of a dividend or capital to any holder of Ordinary Shares, nor will gains derived from the disposal of Ordinary Shares be subject to Cayman Islands income or corporation tax.

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

We believe that Sunrise New Energy is not a resident enterprise for PRC tax purpose. Sunrise New Energy is not controlled by a PRC enterprise or PRC enterprise group and we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of Sunrise New Energy, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

If the PRC tax authorities determine that Sunrise New Energy is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Sunrise New Energy is treated as a PRC resident enterprise.

See “Risk Factors — Risks Related to Doing Business in China — Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Value-added Tax

According to the VAT Laws, MOF and SAT Circular 32 (the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates), and MOF, SAT and GAC Circular 39 (the Announcement on Policies for Deepening the VAT Reform), all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 13%, 9%, 6% and 0%, and the VAT tax rate of 3% is applicable to small-scale taxpayers. The VAT tax rates applicable to our PRC subsidiaries and consolidated affiliates are as follows: 6% on services for the VIE, GMB (Hangzhou) and Mentor Board Voice of Seeding (Shanghai) Cultural Technology Co., Ltd.; 3% for small-scale taxpayers including GMB (Beijing), GMB Culture, GMB Consulting and GMB Linking and GIOP BJ.

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

We received net proceeds of approximately $24.61 million, after deducting underwriting discounts and estimated offering expenses payable by us. The total expense incurred for our Company’s account in connection with our initial public offering was approximately $2.28 million, which included approximately $2.02 million in underwriting discounts for the initial public offering and approximately $0.26 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of the date of this annual report, we have used $10.76 million from our initial public offering as the registered capital for our newly established JV, Sunrise Guizhou. We intend to use the remaining proceeds from our initial public offering as disclosed in our registration statement on Form F-1. Our management, however, will have significant flexibility and discretion to apply the net proceeds from our initial public offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as disclosed previously.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2022, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2022 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, failed to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures.

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

In the course of preparing our consolidated financial statements for the year ended December 31, 2022, we identified material weaknesses and other control deficiencies in our internal control over financial reporting as of December 31, 2022. The material weaknesses identified included: (1) a lack of formal internal controls policies over financial closing and reporting processes, which may increase risk of error, fraud, misstatement of financial reporting, or even non-compliance with related regulations for a U.S. listed Group; (2) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, and accounting policies and procedures manual that covers U.S. GAAP and SEC financial reporting requirements to complete relate US GAAP and SEC reporting. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2022.

We are taking a number of measures to tackle the control deficiencies identified, including: (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) preparing a comprehensive accounting policies and procedures manual that covers financial closing and reporting processes, U.S. GAAP and SEC financial reporting requirements, and ensuring that accounting personnel are familiar with and follow the manual.

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

Attestation Report of the Registered Public Accounting Firm

As a company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because we are an emerging growth company.

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
Services	2022	2021
	US$	US$
Audit fees(1)	330,000	290,000
Audit-related fees(2)	8,400	10,000
Tax fees(3)		-
Other fees(4)		-
Total	338,400	300,000

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.

(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by our principal accounting firm other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of our audit committee is to pre-approve all audit and non-audit services provided by MarcumAsia and Friedman LLP, our independent registered public accounting firm including audit services, audit-related services, tax services, and other services as described above.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in independent accountants for our Company during the two most recent fiscal years or any subsequent interim period except as previously reported in our Form 6-K filed with the SEC on December 23, 2022. There have been no disagreements of the type required to be disclosed by Item 16F(b).

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Sunrise New Energy Co., Ltd. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to exhibit 4.2 to our registration statement on Form S-8 (File No. 333-267105), filed with the SEC on August 26, 2022)

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-233745), as amended)

2.2	Description of Securities registered under Section 12 of the Exchange Act of 1934, as amended (incorporated herein by reference to exhibit 2.2 to the annual report on Form 20-F (File No. 001-40008), filed with the SEC on April 30, 2021)

4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.2	Form of Indemnification Agreement by and between executive officers, directors and the Registrant (incorporated herein by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.4	Equity Pledge Agreement dated June 10, 2019, by and among GIOP BJ, SDH, and shareholders of SDH (incorporated herein by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.5	Exclusive Technical and Consulting Services Agreement, dated June 10, 2019, by and between GIOP BJ and SDH (incorporated herein by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.6	Form of Power of Attorney, by and among GIOP BJ, SDH, and shareholders of SDH (incorporated herein by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.7	Form of Spousal Consent, by and among GIOP BJ, SDH, and certain spouses of shareholders of SDH (incorporated herein by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.9	Exclusive Option Agreement, dated June 10, 2019, by and among GIOP BJ, SDH, and shareholders of SDH (incorporated herein by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.10	Strategic Cooperation Agreement, dated May 30, 2016, by and between Beijing Winning at the Frontlines Cultural Exchange Co., Ltd. and GMB (Beijing) (incorporated herein by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.11	Copyright Authorization Agreement, dated May 30, 2016 by and between Beijing Winning at the Frontlines Cultural Exchange Co., Ltd. and GMB (Beijing) (incorporated herein by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.12	Intangible Assets Purchase Agreement, dated November 2, 2019, by and between Beijing Wining at the Frontlines Cultural Exchange Co., Ltd and GMB (Beijing) (incorporated herein by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.13	Investment Agreement, dated April 2, 2022, by and among Zhuhai (Zibo) Investment Co., Ltd and other parties (incorporated herein by reference to Exhibit 4.13 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 2, 2022)

4.14	State-owned Construction Land Right Use Assignment, dated December 24, 2021, by and between Natural Resources Bureau of Qianxinan Prefecture, Yilong New District Branch and Sunrise (Guizhou) New Energy Materials Co., Ltd. (incorporated herein by reference to Exhibit 4.14 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 2, 2022)

4.15	Capital Increase Agreement (Zhejiang Wangxin Health Technology Co., Ltd.), dated February 20, 2021, by and among Zibo Shidong Digital Technology Service Co, Ltd. and other parties (incorporated herein by reference to Exhibit 4.15 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 2, 2022)

4.16	Investment Agreement, dated April 11, 2021, by and among Global Mentor Board (Beijing) Information Technology Co, Ltd., Beijing Tax Star Technology Co., Ltd., Beijing Zhitong Zhenye Technology Co., Ltd., and Li Jiyou (incorporated herein by reference to Exhibit 4.16 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 2, 2022)

4.17	Loan Agreement, dated May 10, 2021, by and between Global Internet of People, Inc. and Waichun Logistics Technology Limited (incorporated herein by reference to Exhibit 4.17 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 2, 2022)

4.18	Shenzhen Jiazhong Innovation Investment Enterprise (Limited Partnership) Partnership Agreement, dated June 1, 2021, by and among Global Mentor Board (Beijing) Information Technology Co., Ltd and other parties (incorporated herein by reference to Exhibit 4.18 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 2, 2022)

4.19	Agreement of Action in Concert, dated April 12, 2022, among Zhuhai Zibo and twelve original shareholders of Sunrise Guizhou (incorporated herein by reference to Exhibit 10.2 to our report on Form 6-K, filed with the SEC on June 26, 2022)

4.20*	Purchase Agreement, dated July 2, 2022, between Sunrise Guizhou and former shareholders of Sunrise Tech (formerly known as Anlong Hengrui Graphite Material Co., Ltd.)

4.21*	Sales and leaseback contract, dated September 22, 2022, between Sunrise Guizhou and Far East International Financial Leasing Co., Ltd.

4.22*	Sales and leaseback contract, dated November 4, 2022, between Sunrise Guizhou and China Power Investment Ronghe Financial Leasing Co., Ltd.

8.1*	Principal subsidiaries and consolidated affiliated entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-233745), as amended)

12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent by Jincheng Tongda & Neal Law Firm

101.*	The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income (Loss), (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags

104.*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sunrise New Energy Co., Ltd.

By:	/s/ Haiping Hu
Name:	Haiping Hu
Title:	Chairman, Chief Executive Officer, and Director

Date	May 16, 2023

SUNRISE NEW ENERGY CO., LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Sunrise New Energy Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Sunrise New Energy Co., Ltd. and its subsidiaries (collectively, the “Company”) as of December 31, 2022, the related consolidated statements of operations and comprehensive (loss) income, changes in equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2018. (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022)

New York, New York
May 16, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Sunrise New Energy Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Sunrise New Energy Co., Ltd.(formerly known as Global Internet of People, Inc.) and its subsidiaries (collectively, the “Company”) as of December 31, 2021, the related consolidated statements of operations and comprehensive (loss) income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2021 and 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021 and 2020 in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Friedman LLP

New York, New York

May 2, 2022

We served as the Company’s auditor from 2018 to 2022.

SUNRISE NEW ENERGY CO., LTD.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2022	2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,655,549	$13,916,155
Restricted cash	2,638,468	-
Accounts receivable, net	5,167,701	6,861,672
Notes receivable	868,679	-
Inventories, net	18,330,516	3,105,673
Due from related parties	400,022	65,278
Short-term investment	3,336,256	5,961,605
Prepaid expenses and other current assets	12,240,642	4,435,175
TOTAL CURRENT ASSETS	44,637,833	34,345,558

NON-CURRENT ASSETS
Restricted cash	-	700,060
Long term prepayments and other non-current assets	3,850,985	10,244,917
Plant, property and equipment, net	41,468,383	3,351,321
Land use rights, net	10,083,242	-
Intangible assets, net	3,962,650	3,594,977
Long-term investments	3,019,281	5,381,441
Operating lease right-of-use assets	-	224,773
Deferred tax assets	-	852,037
TOTAL NON-CURRENT ASSETS	62,384,541	24,349,526

TOTAL ASSETS	107,022,374	58,695,084

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	12,259,772	34,486
Note payable	3,876,748	-
Deferred revenue	347,231	179,407
Deferred revenue - related parties	347,471	-
Deferred government subsidy	2,871,665	-
Due to related parties	885,150	-
Income taxes payable	506,638	1,076,518
Operating lease liabilities, current	-	99,569
Long-term payable, current	3,706,628	-
Consideration payable, current	582,381	-
Accrued expenses and other current liabilities	639,761	330,902
TOTAL CURRENT LIABILITIES	26,023,445	1,720,882

NON-CURRENT LIABILITIES
Long term payable, non-current	4,078,843	-
Consideration payable, non-current	3,358,906	-
Deferred tax liabilities, net	199,583	-
TOTAL NON-CURRENT LIABILITIES	7,637,332	-

TOTAL LIABILITES	33,660,777	1,720,882

EQUITY
Ordinary shares (500,000,000 shares authorized; $0.0001 par value, 24,528,000 shares issued and outstanding as of December 31, 2021; 25,361,550 shares issued and outstanding as of December 31, 2022)	2,536	2,453
Additional paid-in capital	34,696,702	31,966,816
Statutory reserves	2,477,940	2,473,801
(Accumulated deficits) Retained earnings	(5,148,529)	17,259,976
Accumulated other comprehensive (loss) income	(906,444)	2,148,906
TOTAL SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO SUNRISE NEW ENERGY CO., LTD. ORDINARY SHAREHOLDERS	31,122,205	53,851,952
Non-controlling interests	42,239,392	3,122,250
TOTAL EQUITY	73,361,597	56,974,202

TOTAL LIABILITIES AND EQUITY	$107,022,374	$58,695,084

The accompanying notes are an integral part of these consolidated financial statements.

SUNRISE NEW ENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the years ended December 31,
	2022	2021	2020

REVENUE, NET
Products	$37,583,844	$2,104,767	$1,495,380
Service	541,824	5,304,505	21,685,704
Total revenues	38,125,668	7,409,272	23,181,084

COSTS OF REVENUES
Products	38,299,090	2,063,296	892,791
Service	1,176,956	1,823,358	2,087,425
Total cost of revenues	39,476,046	3,886,654	2,980,216

GROSS (LOSS) PROFIT	(1,350,378)	3,522,618	20,200,868

OPERATING EXPENSES
Selling expenses	1,075,980	946,775	906,456
General and administrative expenses	12,678,873	7,834,291	3,897,040
Research and development expenses	1,053,882	2,151,565	671,312
Impairment of intangible assets	2,650,020	-	-
Total operating expenses	17,458,755	10,932,631	5,474,808

(LOSS) PROFIT FROM OPERATIONS	(18,809,133)	(7,410,013)	14,726,060

OTHER (EXPENSES) INCOME
Investment losses	(3,566,561)	(2,118,453)	(1,087)
Interest (expense) income	(27,128)	173,173	214,460
Other income, net	87,390	404,380	72,837
Total other (expenses) income	(3,506,299)	(1,540,900)	286,210

(LOSS) PROFIT BEFORE INCOME TAXES	(22,315,432)	(8,950,913)	15,012,270

Income taxes provision (benefit)	808,970	(236,581)	3,054,983

NET (LOSS) INCOME	(23,124,402)	(8,714,332)	11,957,287
Less: net loss attributable to non-controlling interests	(720,036)	(311,072)	(130,240)
NET (LOSS) INCOME ATTRIBUTABLE TO SUNRISE NEW ENERGY CO., LTD. ORDINARY SHAREHOLDERS	$(22,404,366)	$(8,403,260)	12,087,527

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(5,123,964)	700,316	2,076,303
TOTAL COMPREHENSIVE (LOSS) INCOME	(28,248,366)	(8,014,016)	14,033,590
Less: comprehensive loss attributable to non-controlling interest	(2,788,650)	(321,522)	(91,862)
COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO ORIDNARY SHAREHOLDERS OF SUNRISE NEW ENERGY CO., LTD.	$(25,459,716)	$(7,692,494)	14,125,452

(LOSS) EARNINGS PER SHARE
Basic and diluted	$(0.90)	$(0.36)	$0.72

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic and diluted	24,820,313	23,638,751	16,800,000

The accompanying notes are an integral part of these consolidated financial statements.

SUNRISE NEW ENERGY CO., LTD.

CONSOLIDATION STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares		Additional paid-in	Statutory	Retained earnings (Accumulated	Accumulated other comprehensive	Total equity attributable to ordinary	Non-controlling	Total
	Shares	Amount	Capital	reserves	deficits)	(loss) income	shareholders	interests	equity
Balance at January 1, 2020	16,800,000	$1,680	$4,342,181	$1,636,414	$14,413,096	$(599,786)	$19,793,585	$203,013	$19,996,598
Capital contributions from shareholders	-	-	119,996	-	-	-	119,996	-	119,996
Net income	-	-	-	-	12,087,527	-	12,087,527	(130,240)	11,957,287
Statutory reserves	-	-	-	837,383	(837,383)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	2,037,926	2,037,926	38,377	2,076,303
Balance at December 31, 2020	16,800,000	$1,680	$4,462,177	$2,473,797	$25,663,240	$1,438,140	$34,039,034	$111,150	$34,150,184
Issued shares of ordinary shares, net of offering cost	7,728,000	773	27,504,639	-	-	-	27,505,412	-	27,505,412
Capital contributions from non-controlling interests	-	-	-	-	-	-	-	3,332,622	3,332,622
Net loss	-	-	-	-	(8,403,260)	-	(8,403,260)	(311,072)	(8,714,332)
Statutory reserves	-	-	-	(13)	13	-	-	-	-
Disposal of subsidiary	-	-	-	17	(17)	-	-	(2,642)	(2,642)
Foreign currency translation adjustment	-	-	-	-	-	710,766	710,766	(7,808)	702,958
Balance at December 31, 2021	24,528,000	$2,453	$31,966,816	$2,473,801	$17,259,976	$2,148,906	$53,851,952	$3,122,250	$56,974,202
Capital contributions from non-controlling interests	-	-	-	-	-	-	-	41,905,792	41,905,792
Net loss	-	-	-	-	(22,404,366)	-	(22,404,366)	(720,036)	(23,124,402)
Statutory reserves	-	-	-	4,139	(4,139)	-	-	-	-
Share-based compensation	-	-	2,729,969			-	2,729,969	-	2,729,969
Settlement for vested shares	833,550	83	(83)	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(3,055,350)	(3,055,350)	(2,068,614)	(5,123,964)
Balance at December 31, 2022	25,361,550	$2,536	$34,696,702	$2,477,940	$(5,148,529)	$(906,444)	$31,122,205	$42,239,392	$73,361,597

The accompanying notes are an integral part of these consolidated financial statements.

SUNRISE NEW ENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2022	2021	2020

Cash flows from operating activities
Net (loss) income	$(23,124,402)	$(8,714,332)	11,957,287
Adjusted to reconcile net income to cash (used in) provided by operating activities
Depreciation and amortization	2,062,499	988,672	865,426
Amortization of land use right	126,042	-	-
Share-based compensation	2,729,969	-	-
Deferred tax expenses (benefits)	807,412	(232,363)	(312,780)
Interest expense	213,823	-	-
Investment losses	3,618,847	2,118,453	1,087
Bad debt expense	2,887,754	3,847,426	1,514,559
Impairment on inventory	2,711,158	-	-
Impairment on intangible assets	2,650,020	-	-
Amortization of right-of-use assets	213,063	90,320	359,551
Changes in operating assets and liabilities:
Accounts receivable, net	(1,734,486)	1,729,006	(8,385,804)
Note receivable	(899,481)	-	-
Due from related parties	(376,080)	110,184	(151,007)
Operating lease liabilities	(94,381)	31,145	(312,900)
Inventories	(18,747,772)	(331,491)	667,758
Prepaid expenses and other current assets	(2,894,690)	(678,288)	(447,421)
Accounts payable	12,661,801	-	(79,426)
Notes payable	4,014,213	-	-
Income taxes payable	-	(3,696,654)	2,565,098
Deferred revenue	549,274	(75,857)	(322,534)
Lease liabilities	-	(211,213)	-
Due to related parties	100,053	-	-
Deferred government subsidy	2,973,491	-	-
Accrued expenses and other current liabilities	(21,528)	(208,190)	(852,731)
Net cash (used in) provided by operating activities	(9,573,401)	(5,233,182)	7,066,163

Cash flows from investing activities
Purchase of property and equipment	(43,714,195)	(1,372,634)	(1,723,543)
Disposal of property and equipment	-	-	392
Prepayment for leasehold improvement	-	-	(228,457)
Purchase of land use right	(197,554)	(6,947,051)	-
Purchase of intangible assets	(174,895)	-	(2,735,433)
Loans to third parties	(35,682)	(2,825,359)	-
Prepaid for investment	-	(650,909)	-
Purchase of long-term investments	-	(2,289,945)	(1,678,514)
Purchase of short-term investments	-	(8,000,000)	-
Consideration paid for asset acquisition	(1,486,746)	-	-
Disposal of subsidiary	-	(9,300)	-
Net cash used in investing activities	(45,609,072)	(22,095,198)	(6,365,555)

Cash flows from financing activities
Proceeds from capital contributions by controlling shareholders	-	-	119,996
Proceeds from long term payable, net of issuance cost	8,827,701	-	-
Repayment on long term payable	(887,788)	-	-
Proceeds from issuance of ordinary shares in connection with initial public offering, net of issuance cost	-	27,504,639	-
Loans from related party	795,554	-	-
Proceeds from capital contributions by non-controlling shareholders	37,024,594	3,332,622	-
Net cash provided by financing activities	45,760,061	30,837,261	119,996

Effect of foreign exchange rate on cash and cash equivalents	(899,786)	141,322	706,302
Net (decrease) increase in cash and cash equivalents	(10,322,198)	3,650,203	1,526,906
Cash, cash equivalents and restricted cash, beginning of year	14,616,215	10,966,012	9,439,106
Cash, cash equivalents and restricted cash, end of year	$4,294,017	$14,616,215	$10,966,012

Cash, cash equivalents and restricted cash, end of year	4,294,017	14,616,215	10,966,012
Less: restricted cash	2,638,468	700,060	-
Cash and cash equivalents, end of year	1,655,549	13,916,155	10,966,012

Supplemental disclosure of cash flow information
Cash paid for income tax	$564,335	$3,699,180	$638,180
Supplemental non cash transactions
Operating lease right-of-use assets obtained in exchange of operating lease liabilities	$-	$311,638	$64,402
Inventories obtained in exchange for accounts receivable	$-	$155,003	$-
Inventories obtained in exchange for deferred revenue	$-	$-	$30,851
Long term investment obtained in exchange for accounts receivable	$-	$-	$652,401
Intangible assets obtained from capital contribution by non-controlling shareholders	$4,881,198	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

SUNRISE NEW ENERGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Sunrise New Energy Co., Ltd. (“EPOW”), previously known as Global Internet of People, Inc., or GIOP, is a limited liability company established under the laws of the Cayman Islands on February 22, 2019. It is a holding company with no business operation.

On March 22, 2019, EPOW incorporated Global Mentor Board Information Technology Limited (“GMB HK”), a limited liability company formed in accordance with laws and regulations of Hong Kong. GMB HK is currently not engaging in any active business and is merely acting as a holding company of Beijing Mentor Board Union Information Technology Co, Ltd. (“GIOP BJ”). GIOP BJ was incorporated by GMB HK as a Foreign Enterprise in China on June 3, 2019.

GIOP BJ incorporated Global Mentor Board (Beijing) Information Technology Co., Ltd. (“SDH”) and Shidong Cloud (Beijing) Education Technology Co., Ltd. (“Shidong Cloud”) on December 5, 2014 and December 22, 2021, respectively.

SDH is a limited liability company incorporated on December 5, 2014 under the laws of China. Since 2017, SDH established several subsidiaries in China, including Global Mentor Board (Hangzhou) Technology Co., Ltd. (“GMB (Hangzhou)”), Global Mentor Board (Shanghai) Enterprise Management Consulting Co., Ltd. (“GMB Consulting”), Linking (Shanghai) Network Technology Co., Ltd. (“GMB Linking”, deconsolidated in July, 2021), Shanghai Voice of Seedling Cultural Media Co., Ltd. (“GMB Culture”), which has a majority owned subsidiary, Mentor Board Voice of Seedling (Shanghai) Cultural Technology Co., Ltd. (“GMB Technology”), Shidong (Beijing) Information Technology Co., Ltd. (“GMB (Beijing)”), and, Beijing Mentor Board Health Technology Co., Ltd. (“GMB Health”), Zibo Shidong Digital Technology Co., Ltd. (“Zibo Shidong”) and its major owned subsidiaries, Shidong Trading Service (Zhejiang) Co., Ltd (“Shidong Trading”, deregistered in November 2022), Shanghai Jiagui Haifeng Technology Co., Ltd. (“Jiagui Haifeng”), Shanghai Nanyu Culture Communication Co., Ltd. (“Nanyu Culture”) and Shanghai Yuantai Fengdeng Agricultural Technology Co., Ltd. (“Yuantai Fengdeng”, deregistered in April 2023). SDH and its subsidiaries are primarily engaged in providing peer-to-peer knowledge sharing and enterprise services to clients in the PRC.

On October 8, 2021, EPOW incorporated SDH (HK) New Energy Tech Co., Ltd. (“SDH New Energy”), a limited liability company formed in accordance with laws and regulations of Hong Kong. SDH New Energy is acting as a holding company of Zhuhai (Zibo) Investment Co., Ltd (“Zhuhai Zibo”) and Zhuhai (Guizhou) New Energy Investment Co., Ltd. (“Zhuhai Guizhou”). Zhuhai Zibo and Zhuhai Guizhou were incorporated by SDH New Energy as Foreign Enterprises in China on October 15, 2021 and November 23, 2021, respectively.

On August 26, 2022, GMB HK transferred its equity interest in GIOP BJ to Zhuhai Zibo. GIOP BJ eventually became the wholly owned subsidiary of Zhuhai Zibo.

On November 8, 2021, Zhuhai Zibo incorporated Sunrise (Guizhou) New Energy Materials Co., Ltd. (“Sunrise Guizhou”). Sunrise Guizhou incorporated Sunrise (Guxian) New Energy Materials Co., Ltd. (“Sunrise Guxian”) and Guizhou Sunrise Technology Innovation Research Co., Ltd. (“Innovation Research”) on April 26, 2022 and December 13, 2022, respectively. On July 2, 2022, Sunrise Guizhou entered into purchase agreements with original shareholders of Guizhou Sunrise Technology Co., Ltd. (“Sunrise Tech”, formerly as Anlong Hengrui Graphite Material Co., Ltd.) to acquire 100% of Sunrise Tech’s assets and equity ownership. On July 7, 2022, Sunrise Tech became the wholly owned subsidiary of Sunrise Guizhou. Sunrise Guizhou and its subsidiaries are primarily engaged in manufacturing lithium battery materials to clients in the PRC.

As described below in Reorganization, EPOW, through a restructuring which is accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent entity of its subsidiaries, and the primary beneficiary of the variable interest entity (the “VIE”), SDH, and the VIE’s subsidiaries for accounting purposes under U.S. GAAP. EPOW, its subsidiaries, the VIE and the VIE’s subsidiaries, are collectively hereinafter referred as the “Company”.

Reorganization

On June 10, 2019, GIOP BJ entered into a series of contractual arrangements with the owners of SDH. These agreements include an Exclusive Technical and Consulting Service Agreement, an Exclusive Service Agreement, an Exclusive Option Agreement and Powers of Attorney (collectively “VIE Agreements”). Pursuant to the above VIE Agreements, GIOP BJ has the exclusive right to provide SDH with comprehensive technical support, consulting services and other services in relation to the principal business during the term the VIE Agreement. All the above contractual arrangements obligate GIOP BJ to absorb a majority of the risk of loss from business activities of SDH and entitle GIOP BJ to receive a majority of their residual returns. In essence, GIOP BJ is the primary beneficiary of SDH for accounting purpose under U.S. GAAP. Therefore, SDH should be considered as a VIE under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”.

EPOW, together with its wholly-owned subsidiaries, GIOP BJ, VIE and VIE’s subsidiaries were effectively controlled by the same shareholders before and after the Reorganization and, therefore, the Reorganization is considered under common control. The consolidation of the Company has been accounted for at historical cost and prepared on the basis as if the Reorganization had become effective as of the beginning of the first period presented in the consolidated financial statements.

The consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Date of Incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities
Subsidiaries
Global Mentor Board Information Technology Limited (“GMB HK”)	March 22, 2019	HK	100%	Holding company
Beijing Mentor Board Union Information Technology Co, Ltd. (“GIOP BJ”)	June 3, 2019	PRC	100%	Holding company of GIOP BJ
Shidong Cloud (Beijing) Education Technology Co., Ltd (“Shidong Cloud”)	December 22, 2021	PRC	75%	Educational Consulting
SDH (HK) New Energy Tech Co., Ltd. (“SDH New Energy”)	October 8, 2021	HK	100%	Holding company
Zhuhai (Zibo) Investment Co., Ltd. (“Zhuhai Zibo”)	October 15, 2021	PRC	100%	New Energy Investment
Zhuhai (Guizhou) New Energy Investment Co., Ltd. (“Zhuhai Guizhou”)	November 23, 2021	PRC	100%	New Energy Investment
Sunrise (Guizhou) New Energy Materials Co., Ltd. (“Sunrise Guizhou”)	November 8, 2021	PRC	39.35%	Manufacture of Lithium Battery Materials
Guizhou Sunrise Technology Co., Ltd. (“Sunrise Tech”)	September 1, 2011	PRC	39.35%	Manufacture of Lithium Battery Materials
Sunrise (Guxian) New Energy Materials Co., Ltd. (“Sunrise Guxian”)	April 26, 2022	PRC	20.07%	Manufacture of Lithium Battery Materials
Guizhou Sunrise Technology Innovation Research Co., Ltd. (“Innovation Research”)	December 13, 2022	PRC	39.35%	Research and Development
Variable Interest Entity (“VIE”) and subsidiaries of VIE
Global Mentor Board (Beijing) Information Technology Co., Ltd. (“SDH” or “VIE”)	December 5, 2014	PRC	VIE	peer-to-peer knowledge sharing and enterprise service platform provider
Global Mentor Board (Hangzhou) Technology Co., Ltd. (“GMB (Hangzhou)”)	November 1, 2017	PRC	100% by VIE	Consulting, training and tailored services provider
Global Mentor Board (Shanghai) Enterprise Management Consulting Co., Ltd. (“GMB Consulting”)	June 30, 2017	PRC	51% by VIE	Consulting services provider
Shanghai Voice of Seedling Cultural Media Co., Ltd. (“GMB Culture”)	June 22, 2017	PRC	51% by VIE	cultural and artistic exchanges and planning, conference services provider
Shidong (Beijing) Information Technology Co., LTD. (“GMB (Beijing)”)	June 19, 2018	PRC	100% by VIE	information technology services provider
Mentor Board Voice of Seeding (Shanghai) Cultural Technology Co., Ltd. (“GMB Technology”)	August 29, 2018	PRC	30.6% by VIE	Technical services provider
Shidong Zibo Digital Technology Co., Ltd. (“Zibo Shidong”)	October 16, 2020	PRC	100% by VIE	Technical services provider
Shidong Trading Service (Zhejiang) Co., Ltd. (“Shidong Trading”)	April 19, 2021	PRC	Deregistered in November 2022	Sale of Merchandise
Shanghai Jiagui Haifeng Technology Co., Ltd. (“Jiagui Haifeng”)	November 29, 2021	PRC	51% by VIE	Business Incubation Services provider
Shanghai Nanyu Culture Communication Co., Ltd. (“Nanyu Culture”)	July 27, 2021	PRC	51% by VIE	Enterprise Information Technology Integration services provider
Beijing Mentor Board Health Technology Co., Ltd (“GMB Health”)	January 7, 2022	PRC	100% by VIE	Health Services
Shanghai Yuantai Fengdeng Agricultural Technology Co., Ltd. (“Yuantai Fengdeng”)	March 4, 2022	PRC	51% by VIE	Agricultural Technology Service

The VIE contractual arrangements

Neither the Company nor the Company’s subsidiaries own any equity interest in SDH. Instead, The Company controls and receives the economic benefits of SDH’s business operation through a series of contractual arrangements. GIOP BJ, SDH and its shareholders entered into a series of contractual arrangements, also known as VIE Agreements, in June 2019. The VIE agreements are designed to provide GIOP BJ with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of SDH, including absolute control rights and the rights to the assets, property and revenue of SDH.

Each of the VIE Agreements is described in detail below:

Exclusive Technical and Consulting Services Agreement

Pursuant to the Exclusive Technical and Consulting Services Agreement between SDH and GIOP BJ (the “Exclusive Service Agreement”), GIOP BJ provides SDH with technical support, consulting services, business support and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. For services rendered to SDH by GIOP BJ under the Exclusive Service Agreement, GIOP BJ is entitled to collect a service fee approximately equal to SDH’s earnings before corporate income tax, i.e., SDH’s revenue after deduction of operating costs, expenses and other taxes, subject to adjustment based on services rendered and SDH’s operation needs.

This agreement became effective on June 10, 2019 and will remain effective unless otherwise terminated as required by laws or regulations, or by relevant governmental or regulatory authorities otherwise terminated earlier in accordance with the provisions of this agreement or relevant agreements separately executed between the parties. Nevertheless, this agreement shall be terminated after all the equity interest in SDH held by its shareholders and/or all the assets of SDH have been legally transferred to GIOP BJ and/or its designee in accordance with the Exclusive Option Agreement (described below).

The Chief Executive Officer (“CEO”) of GIOP BJ, Mr. Haiping Hu, is currently managing SDH pursuant to the terms of the Exclusive Service Agreement. The Exclusive Service Agreement does not prohibit related party transactions. The Company’s audit committee will be required to review and approve in advance any related party transactions, including transactions involving GIOP BJ or SDH.

Equity Pledge Agreement

Under the Equity Pledge Agreement between GIOP BJ, and shareholders of SDH, together holding 100% of the shares of SDH (“SDH Shareholders”), the SDH Shareholders pledged all of their equity interests in SDH to GIOP BJ to guarantee the performance of SDH’s obligations under the Exclusive Service Agreement. Under the terms of the Equity Pledge Agreement, in the event that SDH or the SDH Shareholders breach their respective contractual obligations under the Exclusive Service Agreement, GIOP BJ, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The SDH Shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, GIOP BJ is entitled to dispose of the pledged equity interests in accordance with applicable PRC laws. The SDH Shareholders further agreed not to dispose of the pledged equity interests or take any actions that would prejudice GIOP BJ’s interests without the prior written consent of GIOP BJ.

The Equity Pledge Agreement is effective until: (1) the secured debt in the scope of pledge is cleared off; and (2) Pledgers transfer all the pledged equity interests to Pledgees according to the Equity Pledge Agreement, or other entity or individual designated by it.

The purposes of the Equity Pledge Agreement are to (1) guarantee the performance of SDH’s obligations under the Exclusive Service Agreement; (2) make sure the SDH Shareholders do not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice GIOP BJ’s interests without GIOP BJ’s prior written consent. In the event SDH breaches its contractual obligations under the Exclusive Service Agreement, GIOP BJ will be entitled to dispose of the pledged equity interests.

Exclusive Option Agreement

Under the Exclusive Option Agreement, the SDH Shareholders irrevocably granted GIOP BJ (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in SDH or the assets of SDH. The option price to be paid by GIOP BJ to each shareholder of SDH is RMB10 (approximately US$1.45) or the minimum amount to the extent permitted under PRC law at the time when such transfer occurs.

Under the Exclusive Option Agreement, GIOP BJ may at any time under any circumstances, purchase, or have its designee purchase, at its discretion, to the extent permitted under PRC law, all or part of the SDH Shareholders’ equity interests in SDH or the assets of SDH. The Equity Pledge Agreement, together with the Equity Pledge Agreement, the Exclusive Service Agreement, and Powers of Attorney, enable GIOP BJ to be the primary beneficiary of SDH.

The Exclusive Option Agreement remains effective until all the equity or assets of SDH is legally transferred under the name of GIOP BJ and/or other entity or individual designated by it, or unilaterally terminated by GIOP BJ within 30-day prior written notice.

Powers of Attorney

Under each of the Powers of Attorney, the SDH Shareholders authorized GIOP BJ to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including, but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association, including, but not limited to, the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer, and other senior management members of SDH.

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

Risks in relation to the VIE structure

EPOW believes that the contractual arrangements with its VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the EPOW’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

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

The Company’s ability to conduct its wisdom sharing and enterprise consulting business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE in its consolidated financial statements as it may lose the ability to receive economic benefits from the VIE. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and VIE.

Total assets and liabilities presented on the Company’s consolidated balance sheets and revenue, expense, net income presented on consolidated statement of operations and comprehensive income as well as the cash flow from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operation and cash flow of the Company’s VIE and VIE’s subsidiaries. The Company has not provided any financial support to SDH for the years ended December 31, 2022, 2021 and 2020. The following financial statements of the VIE and VIE’s subsidiaries were included in the consolidated financial statements as of December 31, 2022 and 2021 and for the year ended December 31, 2022, 2021 and 2020:

	As of December 31,
	2022	2021
Cash and cash equivalents	$336,871	$3,870,916
Accounts receivable, net	200,539	6,861,672
Inventories	3,590	2,865,958
Due from related parties	391,982	52,268
Prepaid expenses and other current assets	2,537,524	3,002,698
Total current assets	3,470,506	16,653,512

Long term prepayments and other non-current assets	14,358	-
Plant, property and equipment, net	2,874,500	3,351,321
Intangible assets, net	31,036	3,594,977
Long-term investments	3,019,281	5,381,441
Operating lease right-of-use assets	-	224,773
Deferred tax assets	-	852,037
Total non-current assets	5,939,175	13,404,549

Total assets	$9,409,681	$30,058,061

Accounts payable	$50,953	$34,486
Deferred revenue	222,605	179,407
Deferred revenue - related parties	347,471	-
Deferred government subsidy	2,871,665	-
Income taxes payable	506,638	1,076,518
Due to related parties	96,627	-
Operating lease liabilities, current	-	99,569
Accrued expenses and other current liabilities	293,699	313,685
Total current liabilities	4,389,658	1,703,665

Total liabilities	$4,389,658	$1,703,665

	For the years ended December 31,
	2022	2021	2020
Total net revenue	$613,679	$7,409,272	$23,107,340
Net (loss) income	$(15,438,135)	$(5,629,408)	$11,931,079

	For the years ended December 31,
	2022	2021	2020
Net cash (used in) provided by operating activities	$(3,320,442)	$2,314,408	$6,998,407
Net cash used in investing activities	$-	$(3,025,281)	$(6,493,837)
Net cash provided by financing activities	$-	$-	$119,996

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIE and VIE’s subsidiaries for which the Company is the ultimate primary beneficiary for accounting purpose only under U.S. GAAP.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders. The Company owns 39.35% equity interest in Sunrise Guizhou, but has the power to cast a majority of votes at the meeting of the board of directors and governs the financial and operating policies of Sunrise Guizhou under an agreement among the shareholders.

All transactions and balances between the Company, its subsidiaries, VIE and VIE’s subsidiaries have been eliminated upon consolidation.

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. As of December 31, 2022, for the Company’s consolidated subsidiaries, the VIE and VIE’ s subsidiaries, non-controlling interests represent: a) a non-controlling shareholder’s 49% ownership interest in GMB (Beijing), GMB Consulting, Nanyu Culture and Jiagui Haifeng; b) a non-controlling shareholder’s 60.65% ownership interest in Sunrise Guizhou; c) a non-controlling shareholder’s 49% ownership interest in GMB Culture, which has a subsidiary called GMB Technology; and d) a non-controlling shareholder’s 25% ownership interest in Shidong Cloud, and 40% ownership interest in Shidong Trading.

As of December 31, 2021, for the Company’s consolidated subsidiaries, VIE and VIE’ s subsidiaries, non-controlling interests represent: a) a non-controlling shareholder’s 49%   ownership interest in Sunrise Guizhou, GMB (Beijing), GMB Consulting, Nanyu Culture and Jiagui Haifeng; b) a non-controlling shareholder’s 49% ownership interest in GMB Culture, which has a subsidiary called GMB Technology; c) a non-controlling shareholder’s 25% ownership interest in Shidong Cloud, and 40% ownership interest in Shidong Trading.

Non-controlling interests are presented as a separate line item in the equity section of the Company’s Consolidated Balance Sheets and have been separately disclosed in the Company’s Consolidated Statements of Operations and Comprehensive (Loss) Income to distinguish the interests from that of the Company.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances.  Significant estimates required to be made by management, include, but are not limited to, the assessment of the allowance for doubtful accounts, inventory valuation, depreciable lives of property and equipment, impairment of long-lived assets and realization of deferred tax assets.   Actual results could differ from those estimates.

Foreign currency translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Company’s consolidated financial statements are reported using the U.S. Dollars (“US$” or “$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive (loss) income included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s Consolidated Statements of Operations and Comprehensive (Loss) Income.

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

	December 31, 2022	December 31, 2021	December 31, 2020
Year-end spot rate	US$1= RMB 6.9646	US$1= RMB 6.3757	US$1= RMB 6.5249
Average rate	US$1= RMB 6.7261	US$1= RMB 6.4515	US$1= RMB 6.8976

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

The carrying amounts reported in the balance sheets for cash, restricted cash, accounts receivable, notes receivable, due from related parties, advance to suppliers, prepaid expenses and other current assets, deferred revenue, income taxes payable, accounts payable, note payable, due to related parties, accrued expenses and other current liabilities approximate their fair value based on the short-term maturity of these instruments. The carrying amount of non-current long term payables and consideration payable approximates fair value as its interest rates are at the same level of current market yield for comparable loans.

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

Cash and cash equivalents

Cash and cash equivalents include cash on hand and demand deposits in accounts maintained with commercial banks, as well as highly liquid investments which are unrestricted as to withdrawal or use and are readily convertible to known amounts of cash. The interest incomes of highly liquid investments are reported in the Company’s Consolidated Statements of Operations and Comprehensive (Loss) Income. The Company maintains the bank accounts in Mainland China and Hong Kong. Cash balances in bank accounts in Mainland China and Hong Kong are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted cash

Restricted cash represent bank deposits with designated use, which cannot be withdrawn without certain approval or notice. Restricted cash classified as a long-term asset on the Company’s consolidated balance sheets consists of cash equivalents restricted as to withdrawal or use which matures in more than twelve months after the balance sheet date. Such restricted cash relates to an escrowed fund of listing companies. The escrowed fund shall be held by the Escrow Agent for the purpose of satisfying the initial $700,000 of the indemnification obligations of the Company, with respect to the Escrowed Funds, for a period of 24 months from the closing of the Offering the Company’s initial public offering in February 2021.

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

Accounts receivable, net

Accounts receivables mainly represent amounts due from clients in the ordinary course of business and are recorded net of allowance for doubtful accounts.

The Company mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on management’s assessment of historical bad debts, creditworthiness and financial conditions of the clients, current economic trends and changes in client payment patterns. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted and the potential for recovery is considered remote. The valuation allowance provided was $8,047,527 and $5,744,387 as of December 31, 2022 and 2021, respectively.

Inventories, net

The inventories as of December 31, 2022 consisted of raw materials, materials in transit, work in process and finished goods. Finished goods were mainly graphite anode materials, health service gift cards, learning course gift cards, Chinese tea, latex pillows and health care products. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized in the value of inventories. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products. The valuation allowance provided for the inventory was $2,711,158, $nil and $nil for the years ended December 31, 2022, 2021 and 2020.

Part of the Company’s finished goods, such as health service gift cards, learning course gift cards, Chinese tea, latex pillows and health care products, were obtained through fee exchange arrangements with its customers prior to 2022. These arrangements were entered into at the Company’s discretion to receive inventory in exchange of collection of account receivables and deferred revenue due from the customers. The Company accounted for these nonmonetary exchanges based on the fair values of the assets involved. The cost of inventories acquired in exchange was initially measured at the fair value of the accounts receivable the Company surrendered to obtain them.

Lease

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

Sales and leaseback contracts

The Company enters sale and leaseback transactions. The Company acts as the seller-lessee, transfers its assets to a third-party entity (the buyer-lessor) and then leases the transferred assets back from the buyer-lessor at a contract designated rental price. The Company evaluates if sales of the underlying assets in the sale and leaseback contract has occurred in accordance with ASC 606. When a sale and leaseback transaction does not qualify for sale accounting, the transaction is accounted for as a financing transaction by the seller-lessee and a lending transaction by the buyer-lessor. The seller-lessee shall not derecognize the transferred asset and shall account for any amounts received as a financial liability.

Plant, property and equipment, net

Plant, property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is provided using the straight-line method over their expected useful lives, as follows:

Building	30 years
Machines	10 years
Electronic equipment	3 years
Furniture, fixtures and equipment	3 years
Vehicle	3 years
Leasehold improvements	The shorter of useful life and lease term

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of Operation and Comprehensive (Loss) Income in other income or expenses.

Land use right, net

Land use rights are recorded at cost less accumulated amortization and amortized on a straight-line basis over the remaining term of the land certificates, from 40 years to 50 years.

Intangible assets, net

The Company’s intangible assets represent intellectual property rights on manufacturing graphite anode materials from capital injection by a non-controlling shareholder of Sunrise Guizhou and the copyright of course videos purchased from a third party including but not limited to course videos which cover subjects such as entrepreneurship development, financial service, corporate governance, team management, marketing strategy and etc. Intangible assets are stated at cost less accumulated amortization and amortized on a straight-line basis over their estimated useful lives. The estimated useful lives of intangible assets are determined to be 5 to 10 years in accordance with the period the Company estimates to generate economic benefits from such intellectual property rights and copyright.

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

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated income statements and its share of post-acquisition movements in accumulated other comprehensive income is recognized in shareholders’ equity. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee. Investment loss for long-term investments of $14,072, $41,925 and $1,087 were recorded in the Company’s Consolidated Statements of Operations and Comprehensive (Loss) Income for the years ended December 31, 2022, 2021 and 2020, respectively.

For other equity investments that do not have readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock, the Company accounts for these investments at cost minus any impairment, if necessary.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value; the financial condition, operating performance and the prospects of the equity investee. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value. Impairment charges for long-term investments were $979,426, $nil and $nil recorded in the Company’s Consolidated Statements of Operations and Comprehensive (Loss) Income for the years ended December 31, 2022, 2021 and 2020.

Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. Impairments charges for intangible assets were $2,650,020, $nil and $nil recorded in the Company’s Consolidated Statements of Operations and Comprehensive (Loss) Income for the years ended December 31, 2022, 2021 and 2020.

Asset acquisition

When the Company acquires other entities, if the assets acquired and liabilities assumed do not constitute a business, the transaction is accounted for as an asset acquisition. Assets are recognized based on the cost, which generally includes the transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs from the assets’ carrying amounts on the Company’s consolidated financial statements. The cost of a group of assets acquired in an asset acquisition is allocated to the individual assets acquired or liabilities assumed based on their relative fair value and does not give rise to goodwill.

Share-based compensation

Share-based compensation are measured based on the grant date fair value of the equity instrument. Share-based compensation expenses are recognized over the requisite service period based on the graded vesting attribution method with corresponding impact reflected in additional paid-in capital. When no future services are required to be performed by grantees in exchange for an award of equity instruments, the cost of the award is expensed on the grant date. The Group elects to recognize forfeitures when they occur.

Government subsidies

The Company’s PRC based subsidiary received government subsidies from local government. Government subsidies are recognized when there is reasonable assurance that the attached conditions will be complied with. When the government subsidy relates to an expense item, it is net against the expense and recognized in the consolidated statements of income and comprehensive income over the period necessary to match the subsidy on a systematic basis to the related expenses. Where the subsidy relates to an asset acquisition, it is recognized as income in the Consolidated Statements of Operations and Comprehensive (Loss) Income in proportion to the useful life of the related assets. Government grants received for the years ended December 31, 2022, 2021 and 2020 were $3,048,035, $458,182 and $101,485, respectively. As of December 31, 2022 and 2021, the deferred government grants were $2,871,665 and $nil, respectively.

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

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

The Company mainly offers and generates revenue from five kinds of services to its clients in China, sales of graphite anode materials, member services, enterprise services, online services and other services. Enterprise services include comprehensive tailored services, sponsorship advertising services, and consulting services.

Revenue recognition policies for each type of the Company’s services are discussed as follows:

Sales of graphite anode materials

The Company’s major business is to sell graphite anode materials to its customers. The Company’s major customers are manufacturers of industrial and consumer energy storage lithium-ion batteries, such as batteries for electric vehicles and electric ships, and smart consumer electronics. The Company examines the availability of the inventory, takes control of products in its warehouses, and then organizes the shipping and delivery of products to customers after the purchase orders are received from customers.

The Company accounts for revenue from sales of graphite anode materials on a gross basis as the Company is responsible for fulfilling the promise to provide the desired products to customers, and is subject to inventory risk before the product ownership and risk are transferred and has the discretion in establishing prices. All of the Company’s contracts and purchase orders are fixed prices and have one single performance obligation as the promise is to transfer the products to customers, and there are no separately identifiable other promises in the contracts. The Company’s revenue from sales of graphite anode materials is recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. There is no separate rebate, discount, or volume incentive involved. Revenue is reported net of all value added taxes (“VAT”).

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

The Company granted Users the access to view various online courses and programs. Users can subscribe an annual VIP at a rate of RMB299. The VIP grants Users the access right to the Company’s VIP courses and programs over the subscription period. The Company recognizes the VIP annual subscription fees as revenue on a straight-line basis over VIP subscription period. Users can also purchase à la carte courses and programs at a rate from RMB 9.9 to 299 per course or program by top-up credits through the Company’s APP platform. The payment for à la carte course and program is not refundable. After the payment is collected by the Company, the Users obtain unlimited access to the courses and programs they purchased for without limitation. The Company recognizes the fees a la carte courses and programs as revenue at the point of time that Users obtain the access to the courses and programs.

Other services fees are mainly derived from non-member participation of study tours and forums at the service level of Platinum Members. The Company charges non-members a fixed fee for each Member activity and the price for non-members is determined based on the Company’s allocated Member pricing for each activity. Fees are usually collected on site at the date of each activity and revenues are recognized at the completion of such activity.

Contract assets and liabilities

The Group’s contract liabilities consist of deferred revenues, primarily relating to the advance consideration received from customers, which include the advance member service fees and enterprise service fees received from customers. The amount from customers before provision of service is recognized as deferred revenue. The deferred revenue is recognized as revenue once the criteria for revenue recognition are met.

The Company recognized $170,061 and $253,157 in revenue for the years ended December 31, 2022 and 2021, respectively, which related to contract liabilities that existed at December 31, 2021 and 2020, respectively. The balances as of December 31, 2022 and 2021 are expected to be recognized as revenue within one year.

There was no contract asset recorded as of December 31, 2022 and 2021.

Cost of goods sold

The cost of goods sold for the year ended December 31, 2022 was primarily the cost of finished goods of graphite anode materials, including single granular coke, secondary granular coke, and mixed batches of single particle and secondary coke. The cost of goods sold for the year ended December 31, 2021 and 2020 was mainly the cost of electrolytic copper. Cost of goods sold was $38,299,090, $ 2,063,296, and $892,791 for the years ended December 31, 2022, 2021 and 2020, respectively.

Service costs

Service costs primarily include (1) the cost of holding events and activities, such as venue rental fees, conference equipment fees, (2) professional and consulting fees paid to third parties for the Company’s activity; (3) the fees paid to Mentors and Experts; and (4) labor costs. Service costs were $1,176,956, $1,823,358 and $2,087,425 for the years ended December 31, 2022, 2021 and 2020, respectively.

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

The Company believes there were no uncertain tax positions as of December 31, 2022 and 2021, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated. The Company will recognize interest and penalties, if any, related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties will be included on the related tax liability line in the consolidated balance sheet.

(Loss) Earnings per share

The Company computes (loss) earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing (loss) income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of December 31, 2022 and 2021, the basic and diluted shares were 24,820,313 and 23,638,751, respectively.

Comprehensive (loss) income

Comprehensive (loss) income consists of two components, net (loss) income and other comprehensive (loss) income. Other comprehensive (loss) income refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net (loss) income. Other comprehensive (loss) income consists of foreign currency translation adjustment resulting from the Company translating its financial statements from functional currency into reporting currency.

Risks and uncertainties

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

The Company’s exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by group of counterparties that share similar attributes. There were $10,837,501, $7,449,250, $7,358,181 and $7,193,849 of revenue from four client which represented 28%, 20%, 19% and 19% of the total revenues for the years ended December 31, 2022, respectively. There was $2,000,483 of revenue from one client which represented 27% of the total revenues for the years ended December 31, 2021. There was no revenue from clients which individually represented greater than 10% of the total revenues for the year ended December 31, 2020. There was $1,549,436 of account receivable from one client which represented 12% of the account receivable as of December 31, 2022. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, The Company generally requires advanced payment before delivery of the services but may extend unsecured credit to its clients in the ordinary course of business. Credit limits are established and exposure is monitored in light of changing counterparty and market conditions. The Company did not have any material concentrations of credit risk outside the ordinary course of business as of December 31, 2022 and 2021.

Interest rate risk

Fluctuations in market interest rates may negatively affect the financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage its interest risk exposure.

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

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Company has adopt ASU 2016-13 from January 1, 2023. There is no effect on the Company’s consolidated financial statement of the adoption of this ASU.

In June 2022, the FASB issued ASU 2022-03, which (1) clarifies the guidance in ASC 820 on the fair value measurement of an equity security that is subject to a contractual sale restriction and (2) requires specific disclosures related to such an equity security. ASU 2022-03 clarifies that a “contractual sale restriction prohibiting the sale of an equity security is a characteristic of the reporting entity holding the equity security” and is not included in the equity security’s unit of account. Accordingly, an entity should not consider the contractual sale restriction when measuring the equity security’s fair value (i.e., the entity should not apply a discount related to the contractual sale restriction, as stated in ASC 820-10-35-36B as amended by the ASU). In addition, the ASU prohibits an entity from recognizing a contractual sale restriction as a separate unit of account. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, with early adoption permitted. The Company is in the process of evaluating the effect of the adoption of this ASU.

NOTE 3 – LIQUIDITY

As reflected in the consolidated financial statements, the Company has been incurring $23,124,402 and $8,714,332 net losses for the years ended December 31 2022 and 2021, respectively. Net cash used in operating activities were $9,573,401 and $5,233,182 for the years ended December 31, 2022 and 2021, respectively. Total cash, cash equivalents and restricted cash decreased by $10,322,198 for the year ended December 31, 2022. Management expected to continue to construct the production plant in Guizhou Sunrise. In 2022, the ongoing COVID-19 pandemic continued to negatively impact the Company’s business operations. A resurgence of the COVID-19 outbreak had given rise to economic downturns and other significant changes in regional and global economic conditions, and negatively affected the Company’s ability to execute the sales contract, fulfil customer orders, and collect customer payments timely. As a result, there was a possibility that the Company’s revenue and cash flows might underperform in the next 12 months.

These adverse conditions and events raised substantial doubt about the Company’s ability to continue as a going concern. For the next 12 months from the issuance date of this report, the Company plans to continue implementing various measures to boost revenue and controlling the cost and expenses within an acceptable level. The Company is in the process of transitioning peer-to-peer knowledge sharing and enterprise business to graphite anode material business. In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources and ability to obtain additional financial support in the future, and its operating and capital expenditure commitments. As of December 31, 2022, the Company had cash of $1,655,549. The management believes that it would be able to make borrowings from banks based on past experience and the Company’s good credit history when necessary. As of December 31, 2022, the Company had available line of credit from Bank of Guizhou for RMB 6,500,000, approximately $933,291. On January 18, 2023, Sunrise Guizhou entered a credit facility agreement with Post Savings Bank of China (“Post Bank”) to obtain revolving fund up to RMB 30,000,000, approximately $4,307,498, for a term from January 19, 2023 to January 18, 2031. On February 7, 2023, Sunrise Guizhou entered a two-year debt financing arrangement with Zhongguancun Science and Technology Leasing Co., Ltd. to obtain a loan of RMB 20,000,000, approximately $2,871,665, for a term from February 7, 2023 to February 7, 2025.

Currently, the Company is working to improve its liquidity and capital sources primarily through cash flows from operation, debt financing, and financial support from its principal shareholder. In order to fully implement its business plan and sustain continued growth, the Company may also seek equity financing from outside investors when necessary. Based on the current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirement for at least 12 months from the date the consolidated financial statements are issued.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts and notes receivable consisted of the following:

	As of December 31,
	2022	2021
Accounts receivable	$13,215,228	$12,606,059
Allowance for doubtful accounts	(8,047,527)	(5,744,387)
Accounts receivable, net	$5,167,701	$6,861,672

The movement of allowance of doubtful accounts is as follows:

	As of December 31,
	2022	2021	2020
Balance at beginning of the year	$5,744,387	$1,808,889	$194,375
Current year addition	2,887,754	3,890,827	1,514,559
Write-off	-	(43,401)	-
Foreign currency translation adjustments	(584,614)	88,072	99,955
Balance at end of the year	$8,047,527	$5,744,387	$1,808,889

Doubtful accounts provision was $2,887,754, $3,847,426 and $1,514,559 recorded for the years ended December 31, 2022, 2021 and 2020, respectively.

NOTE 5 – INVENTORIES, NET

Inventories as of December 31, 2022 and 2021 consisted of the following:

	As of December 31,
	2022	2021
Raw materials	$3,237,940	$-
Finished Goods	12,842,333	3,105,673
Graphite anode materials	12,842,333	-
Healthcare service gift cards	-	1,276,550
Chinese tea	-	718,426
Learning course gift cards	-	454,852
Latex pillows	-	138,246
Healthcare products	-	207,348
Others	-	310,251
Work in process	2,246,653	-
Others	3,590	-
Total	$18,330,516	$3,105,673

As of December 31, 2021, other than cash purchase, a portion of the Company’s inventories were obtained through fee exchange arrangements with its customers, which are entered into at the Company’s discretion to receive inventory in exchange for collection of accounts receivable due from the customers. These inventories are all commodities available for sale. In fiscal year 2022, the Company wrote down these inventories to the estimated net realizable value, which was $nil, resulting in inventory valuation allowance of $2,711,158.

Inventory valuation allowance was $2,711,158, $nil and $nil recorded for the fiscal years ended December 31, 2022, 2021 and 2020, respectively.

NOTE 6 – SHORT-TERM INVESTMENT

In February 2021, the Company entered into an investment agreement with Viner Total investment Fund (the “Fund”) to invest the Fund with the total investment consideration of $8,000,000. The Fund is an exempted company incorporated in the Cayman Islands and managed by Mainstream Fund Services (HK). The Fund is invested in a wide range of instruments with no specific limitations. The redemption of such shares for cash can be made with a one-month advanced written notice (such advanced written notice period can be extended by the administrator).

The value of private equity fund are measured at fair value with gains and losses recognized in earnings. As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of the Fund. NAV is primarily determined based on information provided by external fund administrators. The NAV of the Fund was $3,336,256, and $5,961,605 as of December 31, 2022 and 2021. Investment loss of $2,625,349 and $2,038,395 was recorded in the Company’s Consolidated Statements of Operations and Comprehensive (Loss) Income for the years ended December 31, 2022 and 2021, respectively.

NOTE 7 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

		As of December 31,
		2022	2021
Prepaid expenses		$211,365	$703,281
Advance to supplier		2,820,551	1,759,253
Loans to third parties	(1)	2,873,818	840,685
Prepayment for investment	(2)	1,206,099	650,909
Other receivables		401,936	299,864
Interest receivable		365,478	171,840
Prepaid value added tax (“VAT”) and income tax	(3)	4,468,404	123,100
Deposits for operating lease		36,574	43,090
Subtotal		12,384,225	4,592,022
Less: allowance for other receivables		(143,583)	(156,847)
Total		$12,240,642	$4,435,175

(1)	On March 8, 2021, the Company signed a loan contract with a third party, Waichun Logistics Technology Limited (“Waichun”), to lend $825,000, with annual interest rate of 8%, and will be due on May 10, 2022. The Company renewed the contract with Waichun on May 10, 2022 to extend the loan period to December 31, 2023; Besides, the Company signed a loan contract on March 8, 2021 and renewed it on March 6, 2022 with Waichun to lend $2,000,000 with annual interest rate of 8%, which will be due on December 31, 2023.

(2)	In September 2021, the Company prepaid $650,909 to acquire 61.5% equity interest of Haicheng Shenhe Technology Co., Ltd. (“Haicheng Shenhe”) The Company and the shareholders of Haicheng Shenhe agreed on the termination of the acquisition however the acquisition fund had not been paid back as of December 31, 2022. One of the shareholders in Haicheng Shenhe, Mr. Wenwu Zhang, was nominated as the Director of Sunrise Guizhou and a balance of $337,421 was reclassified to due from related parties as of December 31, 2022.

(3)	The amount of VAT payable is determined by applying the applicable tax rate to the invoiced amount of services provided (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). The Company’s input VAT exceeded output VAT as the Company purchased property, plant and equipment for the manufacture on graphite anode materials as of December 31, 2022.

NOTE 8 – LONG TERM PREPAYMENTS AND OTHER NON-CURRENT ASSETS

		As of December 31,
		2022	2021
Prepaid for land use right	(1)	-	6,947,051
Prepaid for equipment	(2)	3,836,627	1,297,866
Loans to third party	(3)	-	2,000,000
Others		15,329	-
Total		$3,850,985	$10,244,917

(1)	The Company’s subsidiary Sunrise Guizhou signed to purchase land use right from Qianxinan public resources trading center, with an area of 260,543 square meters and prepaid the consideration of $6,947,051. The land use right had been registered under Sunrise Guizhou on June 10, 2022.

(2)	Prepaid for equipment represented advance payment on the production line equipment by Sunrise Guizhou, which had not been shipped as of December 31, 2022.

(3)	The Company signed a loan contract on March 8, 2021 and renewed it on March 6, 2022 with Waichun to lend $2,000,000 with annual interest rate of 8%, which will be due on December 31, 2023. The loan was reclassified to current assets that its maturity was within a year.

Note 9 – PLANT, PROPERTY AND EQUIPMENT, NET

Plant, property and equipment, stated at cost less accumulated depreciation, consisted of the following:

	As of December 31,
	2022	2021
Building	$4,656,184	$3,061,496
Machines	16,341,419	-
Vehicles	332,113	106,266
Electronic equipment	587,131	100,148
Furniture, fixtures and equipment	139,650	82,104
Leasehold improvements	405,141	442,563
Subtotal	22,461,638	3,792,577
Construction in progress	20,135,220	-
Less: accumulated depreciation	(1,128,475)	(441,256)
Plant, property and equipment, net	$41,468,383	$3,351,321

Depreciation expense was $750,220, $198,747 and $126,589 for the fiscal years ended December 31, 2022, 2021 and 2020, respectively.

NOTE 9 – LAND USE RIGHTS, NET

Land use rights, stated at cost less accumulated amortization, consisted of the following:

	As of December 31,
	2022	2021
Land use rights - cost	$10,204,968	$-
Less: accumulated amortization	(121,726)	-
Land use rights, net	$10,083,242	$-

For the years ended December 31, 2022, 2021 and 2020, amortization expense amounted to $126,042 and $nil and $nil, respectively. The following is a schedule of future amortization of land use rights as of December 31, 2022:

2023	$221,617
2024	221,617
2025	221,617
2026	221,617
2027 and thereafter	9,196,774
Total	$10,083,242

NOTE 10 – INTANGIBLE ASSETS, NET

Intangible assets, stated at cost less accumulated amortization and impairment, consisted of the following:

	As of December 31,
	2022	2021
Copyrights of course videos	$4,876,413	$5,326,829
Intellectual property rights	4,498,261	-
Intangible assets, cost	9,374,674	5,326,829
Less:
Accumulated amortization	(2,852,753)	(1,731,852)
Impairment	(2,559,271)	-
Intangible assets, net	$3,962,650	$3,594,977

For the years ended December 31, 2022, 2021 and 2020, amortization expense amounted to $1,312,279 and $789,925 and $738,837, respectively. The following is a schedule of future amortization of intangible asset as of December 31, 2022:

2023	$716,271
2024	716,271
2025	716,271
2026	716,271
2027 and thereafter	1,097,568
Total	$3,962,650

NOTE 11 – LONG-TERM INVESTMENTS

The Company’s long-term investments consist of the following:

	As of December 31,
	2022	2021
Equity method investments:
Shidong (Suzhou) Investment Co., Ltd. (“Suzhou Investment”)	$37,056	$55,324
Equity investments without readily determinable fair value:
Shenzhen Jiazhong Creative Capital LLP (“Jiazhong”)	1,435,832	1,568,455
Beijing Xingshuizhixing Technology Co., Ltd. (“Xingshuizhixing”)	1,148,665	1,254,764
Zhejiang Wangxin Health Technology Co., Ltd. (“Wangxin”)	-	1,035,180
Hangzhou Zhongfei Aerospace Health Management Co., Ltd. (“Zhongfei”)	430,750	470,537
Shanghai Zhongren Yinzhirun Investment Management Partnership (“Yinzhirun”)	287,167	313,691
Jiangxi Cheyi Tongcheng Car Networking Tech Co., Ltd.(“Cheyi”)	227,970	249,027
Chengdu Zhongfuze Management LLP(“Zhongfuze”)	71,792	78,423
Shanghai Outu Home Furnishings Co., Ltd. (“Outu”)	71,792	78,423
Zhejiang Qianshier Household Co., Ltd.(“Qianshier”)	71,792	78,423
Taizhoujia Menkou Auto Greengrocer’s Delivery Technology Co., Ltd. (“Taizhoujia”)	71,792	78,423
Zhejiang Yueteng Information Technology Co., Ltd. (“Yueteng”)	71,792	78,423
Shidong Funeng(Ruzhou) Industry Development Co., Ltd.( “Funeng”)	38,767	42,348
Dongguan Zhiduocheng Car Service Co., Ltd. (“Car Service”)	25,845	28,232
Subtotal	3,991,012	5,409,673
Less: impairment	(971,731)	(28,232)
Total	$3,019,281	$5,381,441

Equity method investments

Investment in Suzhou Investment

In December 2017, the Company acquired 17% of shareholding of Suzhou Investment with cash consideration of RMB 850,000. As the Company’s CEO, Mr. Haiping Hu is Suzhou Investment’s director and the Company can exercise significant influence on Suzhou Investment’s business operation, the Company therefore accounted for this investment under equity methods from December 2017 and share the profit or loss of Suzhou Investment accordingly. For the years ended December 31, 2022, 2021 and 2020, the Company recognized investment losses of $14,072, $14,025 and $15,585, respectively, according to its share of the post-acquisition losses of Suzhou Investment.

Equity investments without readily determinable fair value

Investment in Jiazhong

In December 2020, the Company acquired 33% of partnership share of Jiazhong as a limited partner with cash consideration of RMB 10,000,000, approximately $1,435,832. The Company has fully paid RMB 10,000,000 as of December 31, 2020. The Company does not have significant influence or control over Jiazhong, and the partnership share investment does not have readily determinable market value, and therefore accounted for the investment of Jiazhong at cost minus impairments and plus or minus observable changes in prices.

Investment in Xingshuizhixing

The Company signed an investment agreement with Beijing Zhitong Zhenye Technology Co., Ltd. and Li Jiyou to invest RMB8,000,000, approximately $1,148,666, to Xingshuizhixing, which is accounting for 4% of its equity interest. Xinshuizhixing mainly operates online tax management system. The Company has no control, joint control or significant influence on the invested units, and therefore accounted for the investment of Xingshuizhixing at cost minus impairments and plus or minus observable changes in prices.

Investment in Wangxin

On April 11, 2021, Zibo Shidong signed an equity transfer agreement with Wangxin, which mainly provides health consulting service, to acquire its 2.15% equity interest in the consideration of RMB6,600,000, approximately $947,650. The company has no control, joint control or significant influence on the invested units, and therefore accounted for the investment of Wangxin at cost minus impairments and plus or minus observable changes in prices. The investment fund would be refunded and reclassified as other receivable as December 31, 2022.

Investment in Zhongfei

In November 2020, the Company acquired 3% of shareholding interest of Zhongfei through nonmonetary transactions, with which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Zhongfei of RMB3,000,000, approximately $430,750. In 2021, The Company provided it with a customized service worth of RMB3,000,000. The service has been completed and Zhongfei has decided to transfer 3% of the equity according to its fair value to the Company. The registration change was completed as of December 31, 2021. The Company does not have significant influence or control over Zhongfei, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Zhongfei at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them. In 2022, the Company noticed that Zhongfei had encountered going-concern issue and determined that the impairment on investment was other-than-temporary. Full impairment of $ $446,025 was provided for investment of Zhongfei for the year ended December 31, 2022.

Investment in Yinzhirun

In December 2016, the Company acquired 0.45% of shareholding of Yinzhirun with cash consideration of RMB 2,000,000, approximately $287,167. The Company does not have significant influence or control over Yinzhirun, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Yinzhirun at cost minus impairments and plus or minus observable changes in prices.

Investment in Cheyi

In November 2020, the Company acquired 0.5% of shareholding interest of Cheyi through nonmonetary transactions, with which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Cheyi of RMB1,587,719, approximately $227,970. In 2021, the Company provided it with a membership service worth of RMB1,500,000. This service has been completed. Cheyi has a poor capital turnover, it has decided to transfer 0.5% of the equity according to its fair value to the Company and registration change was completed as of December 31, 2021. The Company accounts for these non-monetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Cheyi, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Cheyi at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them.

The Company noticed that Industry and Commerce Administration of Nanchang Xihu Branch was not able to perform on-site inspection on Cheyi’s subsidiary Nanchang Qingchong Technology Co., Ltd. (“Qingchong”) in August 2022; Another Cheyi’s subsidiary, Jiangxi Cheyi Tongcheng Vehicle Networking Technology Co., Ltd. (“Cheyi Tongcheng”) had a legal dispute with China Construction Bank Nanchang Branch (“CCB”) on March 9, 2023. The Company noticed the above factors that raise significant concerns about the investee’s ability to continue as a going concern. Full impairment of $236,053 was provided for investment of Cheyi for the year ended December 31, 2022.

Investment in Zhongfuze

In September 2019, the Company acquired 11.11% of partnership share of Zhongfuze with cash consideration of RMB500,000, approximately $71,792. The Company has fully paid RMB500,000 as of December 31, 2020. The Company does not have significant influence or control over Zhongfuze, and the partnership share investment does not have readily determinable market value, and therefore accounted for the investment of Zhongfuze at cost minus impairments and plus or minus observable changes in prices.

Investment in Outu

In December 2019, the Company acquired 15% of shareholding interest of Outu with cash consideration of RMB3,000,000, approximately $430,750. The Company has paid RMB 500,000, approximately $71,792, as of December 31, 2022. The Company does not have significant influence or control over Outu, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Outu at cost minus impairments and plus or minus observable changes in prices. In 2022, the Company noticed that Qutu had encountered going-concern issue and determined that the impairment on investment was other-than-temporary. Full impairment of $74,337 was provided for investment of Outu for the year ended December 31, 2022.

Investment in Qianshier

In December 2020, the Company acquired 5% of shareholding interest of Qiansier through nonmonetary transactions with, which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Qianshier of RMB 500,000, approximately $71,792. The Company accounts for these nonmonetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Qianshier, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Qianshier at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them.

In 2022, the Company noticed Qianshier had been applied as dishonest entity subject to enforcement in associated with a rental dispute, which raised significant concerns about the investee’s ability to continue as a going concern. Full impairment of $74,337 was provided for investment of Qianshier for the year ended December 31, 2022.

Investment in Taizhoujia

In June 2020, the Company acquired 5% of shareholding interest of Taizhoujia through nonmonetary transactions with Taizhoujia, which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Taizhoujia of RMB500,000, approximately $71,792. The Company accounts for these nonmonetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Taizhoujia, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Taizhoujia at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them. In 2022, the Company noticed Taizhoujia was involved in legal proceedings as respondent to its debt guarantor, which raised significant concerns about the investee’s ability to continue as a going concern. Full impairment of $74,337 was provided for investment of Taizhoujia for the year ended December 31, 2022.

Investment in Yueteng

In June 2020, the Company acquired 5% of shareholding interest of Yueteng through nonmonetary transactions with Yueteng, which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Yueteng of RMB500,000, approximately $71,792. The Company accounts for these nonmonetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Yueteng, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Yueteng at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them. In 2022, the Company determined that the investment was impaired and the impairment was other-than-temporary. Full impairment of $74,337 was provided for investment of Taizhoujia for the year ended December 31, 2022.

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

Investment in Car Service

In November 2017, the Company acquired 1.5 % of shareholding interest of Car Service with cash consideration of RMB90,000. In May 2019, the shareholding interest the Company held was diluted to 0.98% after Car Service received capital from a new shareholder. The Company does not have significant influence or control over Car Service, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Car Service at cost minus impairments and plus or minus observable changes in prices. In 2021, the Company noticed that with the adverse impact of COVID-19, Car Service failed to publish the annual report of 2020 in accordance with the time limit to the Industry and Commerce Administration of Dongguan Nancheng Branch, which was factors that raise significant concerns about the investee’s ability to continue as a going concern. Full impairment of $27,900 was provided for investment of Car Service for the year ended December 31, 2021.

NOTE 12 – ASSET ACQUISITION

In July 2022, Sunrise Guizhou entered into purchase agreements with original shareholders of Sunrise Tech (formerly known as Anlong Hengrui Graphite Material Co., Ltd.) to acquire 100% of Sunrise Tech’s assets and equity ownership for a gross consideration of RMB 40,000,000 (approximately $5,743,331), among of which RMB10,000,000 (approximately $1,486,746) was paid in July 2022. In July 2022, the Group completed the acquisition. Sunrise Tech held three land use rights and two buildings.

The Company evaluated the acquisition of the purchased assets under ASC 805-Business Combination (ASC 805), and concluded that as substantially all of the fair value of the gross assets acquired is concentrated in an identifiable group of similar assets, the transaction did not meet the requirements to be accounted for as a business combination and therefore was accounted for as an asset acquisition.

The purchase prices of the assets as of the acquisition date are as follows:

Land use rights	$3,654,545
Plant, property and equipment – buildings	1,853,556
Total assets acquired	5,508,101
Deferred tax liabilities	(199,813)
Net assets acquired	$5,308,288

The Company recognized any excess consideration transferred over the fair value of the net assets acquired on a relative fair value basis to the identifiable net assets. The Company determined the estimated fair values using Level 3 inputs after review and consideration of relevant quoted market prices of comparable companies and relevant information.

The unpaid consideration RMB30,000,000 (approximately $4,307,499) will be paid in installments from 2023 to 2026. These consideration payables were interest free, and the present value was discounted using the incremental borrowing rate. The current and non-current portion of the consideration payable was $582,381 and $3,358,906, respectively, as of December 31, 2022. For the year ended December 31, 2022, the Company recorded interest expense of $71,272 relating to the amortization of the discount. The consideration payable is guaranteed by Mr. Haiping Hu, CEO and Chairman of the Board of Director.

NOTE 13 – DEFERRED GOVERNMENT SUBSIDY

GMB BJ planned to relocate the Company address from Beijing to Zibo city, and it applied for subsidy of RMB 21,926,900 to compensate for the future incremental costs arising from the relocation, which was approved by the Finance Bureau of Zibo. As of December 31, 2022, the Company received government subsidy of RMB20,000,000, approximately $2,871,665, was recognized as deferred government subsidy. It would be deducted from the relocation expenses when incurred.

NOTE 14 – LONG TERM PAYABLE

Loans payable represented the financial liabilities due to financial lease companies maturing within one or over one year. The loans payable consisted of the following:

	As of December 31,
	2022	2021
Long term payables:
Far East International Financial Leasing Co., Ltd. (“Far East”)	$2,594,415	$-
China Power Investment Ronghe Financial Leasing Co., Ltd. (“Ronghe”)	5,191,056	-
Total	$7,785,471	-
Current portion	3,706,628	-
Non-current portion	$4,078,843	$-

On September 22, 2022, Sunrise Guizhou entered into a sales and leaseback contract with Far East. Pursuant to the contract, the Company sold its machines for RMB 20,000,000, approximately $2,871,665, and immediately leased it back from Far East for an eighteen-month period from September 22, 2022 to March 21, 2024. The Company had not transferred the control of the underlying assets to Far East and the Company evaluated that the sales transaction did not qualify as a sale in accordance with ASC 606. Therefore, the sales and leaseback contract was in essence a debt financing arrangement and did not apply sales and leaseback accounting in ASC 842. The proceeds, net of the financing costs, were financial liability with a yearly implied interest rate of 11.98%. This long-term payable was guaranteed by SDH and Mr. Haiping Hu. The Company was required to make monthly interest and principal payment. During the year ended December 31, 2022, The Company repaid RMB2,277,510, approximately $338,608. As of December 31, 2022, the Company had outstanding balance of $2,594,415, of which $1,984,684 and $609,731 were classified to current portion and non-current portion, respectively. The total outstanding balance of this long term facility was collateralized by certain plant and equipment at the original cost of RMB 38,223,638, approximately $5,488,275, as of December 31, 2022.

On November 4, 2022, Sunrise Guizhou entered a sales and leaseback financing contract into a three-year financing with Ronghe to obtain an amount of RMB 40,000,000, approximately $5,743,331, for a term from November 10, 2022 to November 9, 2025. The sales and leaseback contract were a debt financing arrangement in essence, similar as the contract with Far East, with a yearly interest rate of one-year loan prime rate plus 1.55%. This long-term payable is guaranteed by Mr. Haiping Hu and Zhuhai Zibo. The Company is required to make quarterly interest and principal payment. During the year ended December 31, 2022, The Company repaid RMB3,693,843, approximately $549,181. As of December 31, 2022, the Company had outstanding balance of $5,191,056, of which $1,721,944 and $3,469,112 were classified to current portion and non-current portion, respectively. The total outstanding balance of this long term facility was collateralized by certain plant and equipment at the original cost of RMB 47,917,699, approximately $6,880,180, as of December 31, 2022.

NOTE 15 – TAXES

a. VAT

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

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2019/2020 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, the Company’s HK subsidiary did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended December 31, 2022, 2021 and 2020, and accordingly no provision for Hong Kong profits tax has been made in these periods.

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

For qualified small and thin-profit enterprises, the annual taxable income up to RMB 1 million (inclusive) is subject to an effective EIT rate of 2.5% from 1 January 2021 to 31 December 2022; where the annual taxable income exceeds RMB 1 million but does not exceed RMB 3 million (inclusive), the amount in excess of RMB 1 million is subject to an effective EIT rate of 5% from 1 January 2022 to 31 December 2024. GMB Consulting was eligible to enjoy a preferential tax rate of 5% from 2018 to 2021. Shidong Health was eligible to enjoy a preferential tax rate of 2.5% in 2022.

The components of the income tax provision (benefit) are as follows:

	For the years ended December 31,
	2022	2021	2020
Current
China	$1,560	$-	$3,367,763
Deferred
China	807,410	(236,581)	(312,780)
Total	$808,970	$(236,581)	$3,054,983

(Loss) profit before income taxes was attributable to the following geographic locations for the years ended December 31:

	For the years ended December 31,
	2022	2021	2020

PRC	$(16,323,667)	$(6,034,466)	$15,150,941
Others	(5,991,765)	(2,916,447)	(138,671)
(Loss) profit before income taxes	$(22,315,432)	$(8,950,913)	$15,012,270

Reconciliation between the provision (benefit) for income taxes computed by applying the PRC EIT rate of 25% to (loss) income before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2022	2021	2020
(Loss) profit before income taxes	$(22,315,432)	$(8,950,913)	15,012,270
PRC EIT rate	25%	25%	25%
Income taxes computed at statutory EIT rate	$(5,578,858)	$(2,237,728)	3,753,068
Reconciling items:
Effect of tax holiday and preferential tax rate	1,274,465	169,657	(581,434)
Effect of tax rates in foreign jurisdictions	1,497,723	728,965	(46,330)
Effect of non-deductible expense	13,917	4,403	5,202
Effect of non-deductible share-based compensation	682,492	-	-
Super deduction of qualified R&D expenditures	-	(107,975)	(75,523)
Changes in valuation allowance	2,919,231	1,206,097	-
Income tax expense (benefit)	$808,970	$(236,581)	3,054,983
Effective tax rate	(3.63)%	2.64%	20.35%

Deferred tax assets and liabilities

According to PRC tax regulations, net operating losses can be carried forward to offset future operating income for five years. Significant components of deferred tax assets and liabilities were as follows:

	As of December 31,
	2022	2021
Deferred tax assets
Net operating loss carry forwards	$1,934,559	$978,216
Provision for doubtful debts	1,439,947	1,092,140
Impairment on inventory	398,578	-
Impairment of long-lived assets	163,420	-
Deferred tax assets, gross	3,936,504	2,070,356
Less: valuation allowance	(3,936,504)	(1,218,319)
Deferred tax assets, net	$-	$852,037

Deferred tax liabilities
Assets acquired in the asset acquisition	$199,583	-

The Company has accumulated operating loss of approximately $10,130,515 and $4,745,479 as of December 31, 2022 and 2021 for income tax purposes available for offsetting against future taxable income. The accumulated operating loss were from several PRC subsidiaries of the Company. The graphite anode business was in its start-up phase for the year ended December 31, 2022. In the meantime, peer-to-peer knowledge sharing and enterprise business continued to shrink in 2022. Considering the factors in graphite anode business and peer-to-peer knowledge sharing and enterprise business, management believed that there was substantial doubt on realization of the benefits from these losses as they were not able to estimate if the business would start to make profits in the near future. In making such determination, the Company considered factors including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry forwards, and (iii) tax planning strategies. The following is a schedule of expiration of carry forward operating loss as of December 31, 2022:

For the years ending December 31,
2023	$5,360
2024	522,780
2025	166,113
2026	12,894
2027	9,423,368
Total	$10,130,515

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the fiscal years ended December 31, 2022 and 2021, the Company had no unrecognized tax benefits.

For the Company’s operating subsidiaries, the tax years ended December 31, 2018, through December 31, 2022 remain open for statutory examination by PRC tax authorities.

NOTE 16 – RELATED PARTY BALANCE AND TRANSACTIONS

The following is a list of related parties which the Company has transactions with:

(a)	Ningbo Zhuhai Investment Co., Ltd. (“Zhuhai Investment”), a company controlled by Mr. Haiping Hu
(b)	Bally, Corp. (“Bally”), a company controlled by Mr. Haiping Hu
(c)	Mr. Xuanming Wang, General Manager and legal representative of GMB (Hangzhou)
(d)	Mr. Haiwei Zuo, Vice Chairman of the Board, 7.49% shareholder of GMB (Beijing)
(e)	Shanghai Hui Yang Investment Co., 9.6451% shareholder of Sunrise Guizhou and controlled by immediate family members of Mr. Haiping Hu
(f)	Shidong (Suzhou) Investment Co., Ltd., a company of which Mr. Haiping Hu is the CEO
(g)	Mr. Shousheng Guo, Director, 3.00% shareholder of GMB (Beijing)
(h)	Mr. Wenwu Zhang, Director of Sunrise Guizhou
(i)	Mr. Chenming Qi, General Manager, Director and 3.00% shareholder of GIOP BJ; Director of GMB (Hangzhou)
(j)	Ms. Jing Ji, CEO of and 46% shareholder of GMB Technology
(k)	Haicheng Shenhe, 9.6451% shareholder of Sunrise Guizhou
(l)	Guizhou Yilong New Area Industrial Development and Investment Co., Ltd., 3.0864% shareholder of Sunrise Guizhou

a.	Due from related parties

As of December 31, 2022 and 2021, the balances of amount due from related parties were as follows:

		As of December 31,
		2022	2021
Due from related parties
Bally		5,168	5,168
Zhuhai Investment		-	25,534
Mr. Xuanming Wang		20,102	26,664
Mr. Haiwei Zuo		-	7,912
Mr. Wenwu Zhang	(1)	337,420	-
Shidong (Suzhou) Investment Co., Ltd.		37,332	-
Total		$400,022	$65,278

(1)	The balance as of December 31, 2022 represented the prepaid acquisition consideration to purchase Mr. Wenwu Zhang’s equity in Haicheng Shenhe. See Note 7.

b.	Due to related parties

As of December 31, 2022 and 2021, the balances of amounts due to related parties were as follows:

		As of December 31,
		2022	2021
Due to related parties
Mr. Haiping Hu		2,872	-
Mr. Chenming Qi		9,189	-
Ms. Jing Ji		19,923	-
Shanghai HuiYang Investment Co.	(1)	738,128	-
Haicheng Shenhe		50,395	-
Zhuhai Investment		64,643	-
Total		$885,150	$-

(1)	The balance as of December 31, 2022 represented the loans from the related party, with the annual interest rate of 4.35% and was initially due on August 13, 2022 and extended to December 31, 2023.

c.	Deferred revenue -related parties

As of December 31, 2022 and 2021, the balances of deferred revenue of related parties were as follows:

		As of December 31,
		2022	2021
Deferred revenue of related parties
Shanghai Hui Yang Investment Co.	(1)	$347,471	$-
Total		$347,471	$-

(1)	The balance as of December 31, 2022 represented the advance from the related party for tailored services.

d.	Related party transactions

Related party purchase

The Company rented office spaces from Zhuhai Investment. For the years ended December 31, 2022, 2021 and 2020, total rental fee to Zhuhai Investment were $118,475, $103,411 and $96,695, respectively.

The Company purchased graphite material processing service of $450,591 and purchased raw material of $580,452 from Haicheng Shenhe for the year ended December 31, 2022.

The Company purchased professional services from Yihe Beijing. For the year ended December 31, 2020, service costs paid to Beijing Yihe were $27,175.

Related party sales

The Company sold titanium of $205 to Mr. Shousheng Guo for the year ended December 31, 2022.

The Company sold medical wine of $666 to Zhuhai Investment for the year ended December 31, 2021.

e.	Related party guarantee

On August 4, 2022, Surnise Guizhou entered a line of credit financing contract with Bank of Guizhou for revolving credit of RMB 20,000,000, approximately $ 2,871,665, for a term from August 4, 2022 to August 3, 2023. The line of credit was in various means including bank loans, commercial note and letter of credit. As of December 31, 2022, the Company has utilized RMB 13,500,000, approximately $1,938,374, line of credit by issuing commercial notes to its vendors for amount of RMB 27,000,000, approximately $3,876,748. Pursuant to the line of credit contract, the Company was obliged to deposit fifty percent of the notes payable amount issued as restricted cash in the designated bank accounts in Bank of Guizhou. Pursuant to the contract, Mr. Haiping Hu and Guizhou Yilong New Area Industrial Development and Investment Co., Ltd., the non-controlling shareholder of Sunrise Guzhou, were the guarantor of the line of credit.

On September 22, 2022, Sunrise Guizhou entered a financing contract into an eighteen-month loan with Far East to obtain a loan of RMB 20,000,000, approximately $2,871,665, for a term from September 22, 2022 to March 21. On November 4, 2022, Sunrise Guizhou entered a sales and leaseback financing contract into a three-year financing with Ronghe to obtain an amount of RMB 40,000,000, approximately $5,743,331, for a term from November 10, 2022 to November 9, 2025. Pursuant to the financing contracts, Mr. Haiping Hu, CEO and Chairman of the Board of Director was the guarantor for the debt financing. See Note 14.

In July 2022, Sunrise Guizhou entered into purchase agreements with original shareholders of Sunrise to acquire 100% of Sunrise Tech’s assets and equity ownership for a gross consideration of RMB 40,000,000 (approximately $5,743,331), among of which RMB10,000,000 (approximately $1,486,746) was paid in July 2022. The unpaid consideration RMB30,000,000 (approximately $4,307,499) will be paid in installments from 2023 to 2026. The consideration payable is guaranteed by Mr. Haiping Hu. See Note 12.

NOTE 17 – SHAREHOLDERS’ EQUITY

Ordinary shares

EPOW was established under the laws of the Cayman Islands on February 22, 2019. The authorized number of Ordinary Shares was 500,000,000 with par value of $0.0001 per share. On February 22, 2019, EPOW issued 999,999 new shares to the controlling shareholders and one share to Osiris International Cayman Limited at par $0.0001 per share. On August 8, 2019, EPOW issued an aggregate of 27,000,000 ordinary shares at a price of US$0.0001 per share with total consideration of US$2,800, pro-rata to the shareholders of EPOW as of such date.

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

On February 11, 2021, the Company closed its initial public offering (“IPO”) on Nasdaq. The Company offered 6,720,000 ordinary shares, par value $0.0001 per share, at a price of $4.00 per share and received total gross proceed of $26,880,000. Besides, the Company offered 1,008,000 ordinary shares, par value $0.0001 per share, as part of the representative of the underwriters’ over-allotment option, at a price of $4.00 per share and received total gross proceed of $4,032,000. Total net proceeding amounted to $27,504,639 after deducting underwriting discounts and other related expenses.

Share-based compensation

The Company recorded share-based compensation expenses of $2,729,969, $nil and $nil for the years ended December 31, 2022, 2021 and 2020, respectively. The following table sets forth the allocation of share-based compensation expenses:

	For the years ended December 31,
	2022	2021	2020

Cost of revenues	$8,188	$-	$-
Selling expenses	39,301	-	-
General and administrative expenses	2,674,292	-	-
Research and development expenses	8,188	-	-
Total	$2,729,969	$-	$-

The Company adopted the 2022 Stock Incentive Plan for the grant of restricted share units to employees, directors and non-employees to provide incentive for their services.

The maximum number of ordinary shares that may be delivered pursuant to compensatory awards granted to the employees, directors and non-employees under the 2022 Stock Incentive Plan should not exceed 3,679,200 ordinary shares of par value $0.0001 per share.

Restricted share units

On August 26, 2022, the Company granted 3,334,200 restricted share units to its directors and employees. 25% of the restricted share units was immediately vested on August 26, 2022. 75% of the restricted share units will be vested in three years with equal yearly installments after August 26, 2022. The grant date fair value of the restricted share units was $2.00 per share, which was the closing price of the Company’s ordinary share on NASDAQ on August 26, 2022. This grant resulted in a total share-based compensation of $6,668,400 to be recognized ratably over the requisite service period of 3 years.

A summary of the restricted shares units activities is as follows:

	Number of restricted share units outstanding	Weighted average grant date fair value	Aggregate intrinsic value

Restricted share units outstanding at January 1, 2022	-	-	-

Granted	3,334,200	2.00	-

Vested	(833,550)	2.00	-

Restricted share units outstanding at December 31, 2022	2,500,650	2.00	6,826,775

The weighted average grant date fair value of restricted share units granted during the years ended December 31, 2022, 2021 and 2020 were $2.00, $nil and $nil, respectively. The total fair value of restricted share units vested during the years ended December 31, 2022, 2021 and 2020 were $1,667,100, $nil, and $nil respectively.

The Group recognized compensation expense over the requisite service period for each separately vesting portion of the award as if the award is in substance, multiple awards. The Company recorded share-based compensation expenses relating to restricted share units of $2,729,969 for the year ended December 31, 2022. As of December 31, 2022, total unrecognized compensation expenses relating to nonvested shares were $3,938,431, which is expected to be recognized over a weighted average period of 1.75 years.

Non-controlling interest

Non-controlling interest consists of the following:

	As of December 31,
	2022	2021

GMB (Beijing)	$4,313	$5,365
GMB Culture	2,997	25,613
Jiagui Haifeng	(710)	(13)
Shidong Trading	-	(35)
GMB Consulting	13,270	14,477
Shidong Cloud	42,389	-
Sunrise Guxian	(39,323)	-
GMB Technology	(186,539)	(185,377)
Sunrise Guizhou	42,402,995	3,262,220
Total	$42,239,392	$3,122,250

Jiagui Haifeng was established by Zibo Shidong and Mr. Lifeng Wang in November, 2021. 51% shares of Jiagui Haifeng was held by Zibo Shidong and 49% of shares was held by Mr. Lifeng Wang.

Sunrise Guizhou was established by Zhuhai (Zibo) Investment and five other companies in November, 2021. Shidong Cloud was established by GIOP BJ and Beijing Yunqianyi Information Technology Co., Ltd. (“Yunqianyi”) in December 2022. 75% shares of Shidong Cloud was held by GIOP BJ and 25% of shares was held by Yunqianyi.

Sunrise Guxian was established by Sunrise Guizhou and seven other companies in April 2022.

For the year ended December 31, 2022, the Company made capital contributions of $52,863 to Shidong Cloud; and the non-controlling shareholders made capital contributions of $78,851 to Shidong Cloud.

For the years ended December 31, 2022 and 2021, Zhuhai (Zibo) made capital contributions of $10,759,335 and $9,099,878 to Sunrise Guizhou; and the non-controlling shareholders made capital contributions of $41,826,941 and $3,332,622 to Sunrise Guizhou.

The actual capital contributions made by the Company and the non-controlling shareholders for the fiscal year ended 2022 and 2021 had no effect on the Company’s equity percentage in its eight subsidiaries.

Statutory reserves

In accordance with the Regulations on Enterprises of PRC, the Company’s subsidiaries, GIOP BJ, VIE and VIE’s subsidiaries in the PRC are required to provide for statutory reserves, which are appropriated from net profit as reported in the Company’s PRC statutory accounts. They are required to allocate 10% of their after-tax profits to fund statutory reserves until such reserves have reached 50% of their respective registered capital. These reserve funds, however, may not be distributed as cash dividends.

As of December 31, 2022 and 2021, the statutory reserves of the Company’s subsidiaries, GIOP BJ, VIE and VIE’s subsidiaries in the PRC have not reached 50% of their respective registered capital. As of December 31, 2022 and 2021, the balances of the statutory reserves were $2,477,940 and $2,473,801, respectively.

Restricted net assets

The Company’s PRC subsidiaries and the VIE and VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets, equivalent to their statutory reserves and their share capital to the Company in the form of loans, advances, or cash dividends. The payment of dividends by entities organized in China is subject to limitations, procedures, and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. As of December 31, 2022, the statutory reserves and the share capital amounted to $2,477,940 and $22,710,147, respectively.

NOTE 18 – COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of December 31, 2022, the Company was not aware of any litigations or lawsuits against it.

NOTE 19 – SEGMENT REPORTING

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

Based on the management’s assessment, the Company determined that it has two operating segments and therefore two reportable segments as defined by ASC 280. The Company’s assets are substantially all located in the PRC and substantially all of the Company’s revenue and expense are derived in the PRC. Therefore, no geographical segments are presented.

The Company’s CODM evaluates performance based on each reporting segment’s revenue, costs of revenues and gross profit (loss). Revenues, cost of revenues and gross (loss) profits by segment are presented below. Separate financial information of operating income by segment is not available.

	For the years ended December 31,
REVENUES, NET	2022	2021	2020
Graphite anode business	$37,580,677	$-	$-
Peer-to-peer knowledge sharing and enterprise business	544,991	7,409,272	23,181,084
Member services	106,724	498,330	872,629
Enterprise services
-Comprehensive tailored services	153,658	1,433,847	13,345,880
-Sponsorship advertising services	-	1,734,390	6,598,527
-Consulting services	9,645	1,583,583	416,634
Online services	2,100	40,391	361,933
Other revenues	272,864	2,118,731	1,585,481
Revenues, net	$38,125,668	$7,409,272	$23,181,084

	For the years ended December 31,
COST OF REVENUES	2022	2021	2020
Graphite anode business	$35,586,544	$-	$-
Peer-to-peer knowledge sharing and enterprise business	3,889,502	3,886,654	2,980,216
Member services	591,000	99,013	174,660
Enterprise services
-Comprehensive tailored services	294,759	157,563	340,783
-Sponsorship advertising services	-	34,041	255,634
-Consulting services	218,719	733,266	239,845
Online services	66,403	798,010	1,076,503
Other revenues	2,718,621	2,064,761	892,791
Cost of revenues	$39,476,046	$3,886,654	$2,980,216

	For the years ended December 31,
GROSS (LOSS) PROFIT	2022	2021	2020
Graphite anode business	$1,994,133	$-	$-
Peer-to-peer knowledge sharing and enterprise business	(3,344,511)	3,522,618	20,200,868
Member services	(484,276)	399,317	697,969
Enterprise services
-Comprehensive tailored services	(141,101)	1,276,284	13,005,097
-Sponsorship advertising services	-	1,700,349	6,342,893
-Consulting services	(209,074)	850,317	176,789
Online services	(64,303)	(757,619)	(714,570)
Other revenues	(2,445,757)	53,970	692,690
Gross (loss) profit	$(1,350,378)	$3,522,618	$20,200,868

NOTE 20 – SUBSEQUENT EVENTS

On January 18, 2023, Sunrise Guizhou entered a credit facility agreement with Post Savings Bank of China (“Post Bank”) to obtain revolving fund up to RMB 30,000,000, approximately $4,307,498, for a term from January 19, 2023 to January 18, 2031. This credit loan was guaranteed by Mr. Haiping Hu, CEO and Chairman of the Board of Director, and Zhuhai Zibo. The Company also needed to mortgage its plants, property and equipment to Post Bank.

On February 7, 2023, Sunrise Guizhou entered a two-year debt financing arrangement with Zhongguancun Science and Technology Leasing Co., Ltd. to obtain a loan of RMB 20,000,000, approximately $2,871,665, for a term from February 7, 2023 to February 7, 2025 with five-year loan prime rate plus 2.6%. This debt financing arrangement was guaranteed by Mr. Haiping Hu, CEO and Chairman of the Board of Director, and Zhuhai Zibo. The Company also pledged its account receivable amounted to RMB 20,000,000, approximately $2,871,665 of its customer. The Company is required to make quarterly interest and principal payments.

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through May 16, 2023, the date that the audited consolidated financial statements were available to be issued.

NOTE 21 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X require the condensed financial information of the parent company to be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries and VIE and its subsidiaries exceeded 25% of the consolidated net assets of the Company, therefore, the condensed financial information for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries and VIE and its subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries and VIE and its subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIE and its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries and VIE” and the respective loss or profit as “Equity in (loss) earnings of subsidiaries and VIE” on the condensed statements of operations and comprehensive (loss) income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of December 31, 2022 and 2021, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

SUNRISE NEW ENERGY CO., LTD.

PARENT COMPNAY BALANCE SHEETS

	As of December 31,
	2022	2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$285,916	$784,176
Restricted cash	700,094	-
Due from related parties	5,168	5,168
Short-term investment	3,336,256	5,961,605
Advance to suppliers	7,694	13,727
Prepaid expenses and other current assets	2,994,975	1,011,542
TOTAL CURRENT ASSETS	7,330,103	7,776,218

NON-CURRENT ASSETS
Restricted cash	-	700,060
Long term prepayments and other non-current assets	-	2,000,000
Investment in subsidiaries and VIE	24,714,096	41,438,198
TOTAL NON-CURRENT ASSETS	24,714,096	44,138,258

TOTAL ASSETS	32,044,199	51,914,476

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accrued expenses and other current liabilities	15,550	211,430
TOTAL CURRENT LIABILITIES	15,550	211,430

TOTAL LIABILITES	15,550	211,430

EQUITY
Ordinary shares (500,000,000 shares authorized; $0.0001 par value, 24,528,000 shares issued and outstanding as of December 31, 2021; 25,361,550 shares issued and outstanding as of December 31, 2022)	2,536	2,453
Additional paid-in capital	34,696,702	31,966,816
Statutory reserves	2,477,940	2,473,801
(Accumulated deficits) Retained earnings	(5,148,529)	17,259,976
TOTAL EQUITY	32,028,649	51,703,046

TOTAL LIABILITIES AND EQUITY	$32,044,199	$51,914,476

SUNRISE NEW ENERGY CO., LTD.

PARENT COMPNAY STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the years ended December 31,
	2022	2021	2020

REVENUES, NET	$-	$-	$73,744

COSTS OF REVENUES	8,188	-	-

GROSS (LOSS) PROFIT	(8,188)	-	73,744

OPERATING EXPENSES	3,578,664	1,010,536	50,000

(LOSS) PROFIT FROM OPERATIONS	(3,586,852)	(1,010,536)	23,744

OTHER (EXPENSES) INCOME	(2,403,412)	(1,904,135)	4,459

(LOSS) PROFIT BEFORE EQUITY IN (LOSS) EARNINGS OF SUBSIDIARIES AND VIE	(5,990,264)	(2,914,671)	28,203

Equity in (loss) earnings of subsidiaries and VIE	(16,414,102)	(5,488,589)	12,059,324

NET (LOSS) INCOME ATTRIBUTABLE TO SUNRISE NEW ENERGY CO., LTD. ORDINARY SHAREHOLDERS	(22,404,366)	(8,403,260)	12,087,527
Foreign currency translation adjustment	-	-	-
COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO SUNRISE NEW ENERGY CO., LTD. ORDINARY SHAREHOLDERS	$(22,404,366)	$(8,403,260)	$12,087,527

SUNRISE NEW ENERGY CO., LTD.

PARENT COMPNAY STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2022	2021	2020

Net cash used in operating activities	(808,226)	(1,015,145)	(52,994)

Net cash used in investing activities		(25,825,000)	-

Net cash provided by financing activities	310,000	28,249,093	128,282

(Decrease) increase in cash and cash equivalents	(498,226)	1,408,948	75,288

Cash, cash equivalents and restricted cash, beginning of year	1,484,236	75,288	-
Cash, cash equivalents and restricted cash, end of year	$986,010	$1,484,236	$75,288

Cash, cash equivalents and restricted cash, end of year	986,010	1,484,236	75,288
Less: restricted cash	700,094	700,060	-
Cash and cash equivalents, end of year	285,916	784,176	75,288