Form 20-F/A
period 2022-12-31
Sunrise New Energy Co., Ltd.
filed 2023-12-22
CIK 1780731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY NOTE

Sunrise New Energy Co., Ltd. (“Sunrise New Energy”, “we”, “our”, “ours”, “us”, or  the “Company”) is filing this Amendment No. 1 on Form 20-F (the “20-F/A”, “Amendment No. 1”) to the Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2023 (the “Original 20-F”) to amend and restate (the “Restatement”) its audited financial statements as of and for the year ended December 31, 2022 and unaudited condensed financial statements for the six months ended June 30, 2022 (the “Affected Financials”).

Background of the Restatement

As previously reported, on December 15, 2023, the Audit Committee of the Board of Directors (the “Audit Committee”) of Sunrise New Energy, after discussions with its management, concluded that the Company had failed to correctly identify certain key terms of an equity financing agreement that had an accounting impact on the classification of shareholders equity.

In June 2022, the Company entered into an agreement with Guizhou Province New Kinetic Industry Development Fund Partnership (“New Kinetic Partnership”), pursuant to which New Kinetic Partnership contributed RMB200,000,000 to one of the Company’s subsidiaries, Sunrise (Guizhou) New Energy Materials Co., Ltd. (“Sunrise Guizhou”), as a non-controlling shareholder, and New Kinetic Partnership can redeem all of its equity shares at its option upon certain triggering events that are out of the control of the Company. The redemption rights attached to the equity shares Sunrise Guizhou issued to New Kinetic Partnership will require the non-controlling interests held by New Kinetic Partnership to be presented on the Company’s financial statements in mezzanine equity as redeemable non-controlling interests and to be subsequently evaluated to determine if they should be adjusted to their maximum redemption amount at the balance sheet date in accordance with ASC480-10-S99. The Company had failed to identify the redemption feature of such non-controlling interests. Such failure has resulted in errors relating to the reclassification from permanent equity to mezzanine equity and the unrecorded accretions to redemption value with respect to redeemable non-controlling interests. These errors have impacted the Company’s Affected Financials and our management concluded that these errors were material and required the Restatement.

The Company’s management has concluded that the Restatement described above is attributable to a material weakness that exists in the Company’s internal control over financial reporting, and that the Company’s disclosure controls and procedures were not effective. In addition to the material weaknesses disclosed in the Company’s Original 20-F, management has identified a material weakness related to the lack of ability to account for complex financial and equity instruments. In order to remediate this additional material weakness, management plans to enhance the design of its control activities related to the evaluation of the impact of the terms and conditions on the accounting and reporting for the classification of complex financial and equity instruments. The impact of the Restatement is more fully described in Note 23 to the Company’s restated consolidated financial statements included in Part III, Item 18 of this Amendment No.1.

Items Amended

This Amendment No.1 includes changes to:

●	Part I, Item 3 – Key Information, including Item 3D – Risk Factors,

●	Part I, Item 5 – Operating and Financial Review and Prospects,

●	Part II, Item 15 – Controls and Procedures,

●	Part III, Item 18 – Financial Statements, and

●	Part III, Item 19 – Exhibits.

See below and 2.2 Restatement of Previously Issued Consolidated Financial Statements of the Notes to Consolidated Financial Statements in Part III, Item 18 of this Amendment No.1 for a detailed discussion of the changes made as a result of the Restatement.

As required by Rule 12b-15 under the Securities and Exchange Act, as amended, Part III Item 19 of the Original 20-F has been amended to include updated certifications from the Company’s principal executive officer and principal financial officer pursuant to Sections 906 and 302 of the Sarbanes-Oxley Act of 2002, which are attached to this Form 20-F/A as Exhibits 12.1, 12.2, 13.1 and 13.2, respectively.

Except as otherwise noted, this Amendment No. 1 does not amend, update or change any other disclosures in the Original 20-F and does not reflect events occurring after the filing of the Original 20-F. Among other things, forward-looking statements made in the Original 20-F have not been revised to reflect events, results or developments that occurred or facts that became known to us after the date of the Original 20-F, other than with respect to the Restatement, and such forward-looking statements should be read in conjunction with our filings with the SEC, including those subsequent to the filing of the Original 20-F.

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

We have identified several material weaknesses and control deficiencies in our internal control over financial reporting. If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

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

In addition, during the course of preparing our consolidated financial statements as of and for the six months ended June 30, 2023, our management identified that we had failed to correctly identify certain key terms of an equity financing agreement that had an accounting impact on the classification of shareholders equity. As a result of the above failure, the Affected Financials contained material errors and the Company is filing this Amendment No.1 to restate the Affected Financials. The management has concluded that such material errors are attributable to a material weakness related to the lack of ability to account for complex financial and equity instruments. In order to remediate this additional material weakness, management plans to enhance the design of its control activities related to the evaluation of the impact of the terms and conditions on the accounting and reporting for the classification of complex financial and equity instruments.

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

	For the years ended December 31,
	2022	2021	2020
	Restated
REVENUE, NET
Products	$37,583,844	$2,104,767	$1,495,380
Service	541,824	5,304,505	21,685,704
Total revenues	38,125,668	7,409,272	23,181,084

COSTS OF REVENUES
Products	38,299,090	2,063,296	892,791
Service	1,176,956	1,823,358	2,087,425
Total cost of revenues	39,476,046	3,886,654	2,980,216

GROSS (LOSS) PROFIT	(1,350,378)	3,522,618	20,200,868

OPERATING EXPENSES
Selling expenses	1,075,980	946,775	906,456
General and administrative expenses	12,678,873	7,834,291	3,897,040
Research and development expenses	1,053,882	2,151,565	671,312
Impairment of intangible assets	2,650,020	-	-
Total operating expenses	17,458,755	10,932,631	5,474,808

(LOSS) PROFIT FROM OPERATIONS	(18,809,133)	(7,410,013)	14,726,060

OTHER (EXPENSES) INCOME
Investment losses	(3,566,561)	(2,118,453)	(1,087)
Interest (expense) income	(27,128)	173,173	214,460
Other income, net	87,390	404,380	72,837
Total other (expenses) income	(3,506,299)	(1,540,900)	286,210

(LOSS) PROFIT BEFORE INCOME TAXES	(22,315,432)	(8,950,913)	15,012,270

Income taxes provision (benefit)	808,970	(236,581)	3,054,983

NET (LOSS) INCOME	(23,124,402)	(8,714,332)	11,957,287
Less: net loss attributable to non-controlling interests	(487,780)	(311,072)	(130,240)
NET (LOSS) INCOME ATTRIBUTABLE TO SUNRISE NEW ENERGY CO., LTD. ORDINARY SHAREHOLDERS	$(22,636,622)	$(8,403,260)	12,087,527

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(5,123,964)	700,316	2,076,303
TOTAL COMPREHENSIVE (LOSS) INCOME	(28,248,366)	(8,014,016)	14,033,590
Less: comprehensive loss attributable to non-controlling interest	(2,107,480)	(321,522)	(91,862)
COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO ORIDNARY SHAREHOLDERS OF SUNRISE NEW ENERGY CO., LTD.	$(26,140,886)	$(7,692,494)	14,125,452

(LOSS) EARNINGS PER SHARE
Basic and diluted	$(0.98)	$(0.36)	$0.72

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic and diluted	24,820,313	23,638,751	16,800,000

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

Net loss attributable to non-controlling interest

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. As of December 32, 2022, for the Company’s consolidated subsidiaries, VIE and VIE’ s subsidiaries, non-controlling interests represent: a) a minority shareholder’s 49% ownership interest in GMB (Beijing), GMB Consulting, Nanyu Culture and Jiagui Haifeng; b) a minority shareholder’s 37.81% ownership interest in Sunrise Guizhou; c) a minority shareholder’s 49% ownership interest in GMB Culture, which has a subsidiary called GMB Technology; and d) a minority shareholder’s 25% ownership interest in Shidong Cloud, and 40% ownership interest in Shidong Trading.

Net loss attributable to the ordinary shareholders

Net loss attributable to the ordinary shareholders was $22,636,622 for the year ended December 31, 2022, compared to $8,403,260 for the year ended December 31, 2021.

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

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing the Company’s financial statements. Our critical accounting policies and practices include the following: (i) revenue recognition, (ii) lease, (iii) asset acquisition, (iv) income taxes and (v) the accretion to the redemption value of redeemable non-controlling interests. For further information on these accounting policies, see note 2 to our consolidated financial statements included elsewhere in this annual report.

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

Accretion to the redemption value of redeemable non-controlling interests

On June 13, 2022, Guizhou Province New Kinetic Industry Development Fund Partnership (“New Kinetic Partnership”) subscribed 22.8395% of the preferred shares of Sunrise Guizhou, at total cash consideration of RMB200,000,000, approximately $29,467,667. The preferred shares held by the non-controlling shareholder of Sunrise Guizhou could be redeemed by the non-controlling shareholder upon the occurrence of certain events that are not solely within the control of the Company, Due to the probability of being redeemed, the Company adjusts the carrying amount of the mezzanine equity to equal the redemption value at the end of each reporting period as if it was the redemption date for the redeemable non-controlling interest. These shares are accounted for as redeemable non-controlling interests. The redeemable non-controlling interests will be recorded at redemption value. The Company accounts for the changes in accretion to the redemption value in accordance with ASC 480, Distinguishing Liabilities from Equity. Accretion on redeemable non-controlling interest were $1,760,662 and nil for the years ended December 31, 2022 and 2021, respectively.

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

In addition, during the course of preparing our unaudited condensed consolidated financial statements for the six months ended June 30, 2023, our management identified that we had failed to correctly identify certain key terms of an equity financing agreement that had an accounting impact on the classification of shareholders equity. As a result of the above failure, the Affected Financials contained material errors and the Company is filing this Amendment No.1 to restate the Affected Financials. The management has concluded that such material errors are attributable to a material weakness related to the lack of ability to account for complex financial and equity instruments. In order to remediate this additional material weakness, management plans to enhance the design of its control activities related to the evaluation of the impact of the terms and conditions on the accounting and reporting for the classification of complex financial and equity instruments.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Sunrise New Energy Co., Ltd. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1***	Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to exhibit 4.2 to our registration statement on Form S-8 (File No. 333-267105), filed with the SEC on August 26, 2022)

2.1***	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-233745), as amended)

2.2***	Description of Securities registered under Section 12 of the Exchange Act of 1934, as amended (incorporated herein by reference to exhibit 2.2 to the annual report on Form 20-F (File No. 001-40008), filed with the SEC on April 30, 2021)

4.1***	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.2***	Form of Indemnification Agreement by and between executive officers, directors and the Registrant (incorporated herein by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.4***	Equity Pledge Agreement dated June 10, 2019, by and among GIOP BJ, SDH, and shareholders of SDH (incorporated herein by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.5***	Exclusive Technical and Consulting Services Agreement, dated June 10, 2019, by and between GIOP BJ and SDH (incorporated herein by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.6***	Form of Power of Attorney, by and among GIOP BJ, SDH, and shareholders of SDH (incorporated herein by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.7***	Form of Spousal Consent, by and among GIOP BJ, SDH, and certain spouses of shareholders of SDH (incorporated herein by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.9***	Exclusive Option Agreement, dated June 10, 2019, by and among GIOP BJ, SDH, and shareholders of SDH (incorporated herein by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.10***	Strategic Cooperation Agreement, dated May 30, 2016, by and between Beijing Winning at the Frontlines Cultural Exchange Co., Ltd. and GMB (Beijing) (incorporated herein by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.11***	Copyright Authorization Agreement, dated May 30, 2016 by and between Beijing Winning at the Frontlines Cultural Exchange Co., Ltd. and GMB (Beijing) (incorporated herein by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.12***	Intangible Assets Purchase Agreement, dated November 2, 2019, by and between Beijing Wining at the Frontlines Cultural Exchange Co., Ltd and GMB (Beijing) (incorporated herein by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.13***	Investment Agreement, dated April 2, 2022, by and among Zhuhai (Zibo) Investment Co., Ltd and other parties (incorporated herein by reference to Exhibit 4.13 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 2, 2022)

4.14***	State-owned Construction Land Right Use Assignment, dated December 24, 2021, by and between Natural Resources Bureau of Qianxinan Prefecture, Yilong New District Branch and Sunrise (Guizhou) New Energy Materials Co., Ltd. (incorporated herein by reference to Exhibit 4.14 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 2, 2022)

4.15***	Capital Increase Agreement (Zhejiang Wangxin Health Technology Co., Ltd.), dated February 20, 2021, by and among Zibo Shidong Digital Technology Service Co, Ltd. and other parties (incorporated herein by reference to Exhibit 4.15 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 2, 2022)

4.16***	Investment Agreement, dated April 11, 2021, by and among Global Mentor Board (Beijing) Information Technology Co, Ltd., Beijing Tax Star Technology Co., Ltd., Beijing Zhitong Zhenye Technology Co., Ltd., and Li Jiyou (incorporated herein by reference to Exhibit 4.16 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 2, 2022)

4.17***	Loan Agreement, dated May 10, 2021, by and between Global Internet of People, Inc. and Waichun Logistics Technology Limited (incorporated herein by reference to Exhibit 4.17 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 2, 2022)

4.18***	Shenzhen Jiazhong Innovation Investment Enterprise (Limited Partnership) Partnership Agreement, dated June 1, 2021, by and among Global Mentor Board (Beijing) Information Technology Co., Ltd and other parties (incorporated herein by reference to Exhibit 4.18 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 2, 2022)

4.19***	Agreement of Action in Concert, dated April 12, 2022, among Zhuhai Zibo and twelve original shareholders of Sunrise Guizhou (incorporated herein by reference to Exhibit 10.2 to our report on Form 6-K, filed with the SEC on June 26, 2022)

4.20***	Purchase Agreement, dated July 2, 2022, between Sunrise Guizhou and former shareholders of Sunrise Tech (formerly known as Anlong Hengrui Graphite Material Co., Ltd.)

4.21***	Sales and leaseback contract, dated September 22, 2022, between Sunrise Guizhou and Far East International Financial Leasing Co., Ltd.

4.22***	Sales and leaseback contract, dated November 4, 2022, between Sunrise Guizhou and China Power Investment Ronghe Financial Leasing Co., Ltd.

8.1***	Principal subsidiaries and consolidated affiliated entities of the Registrant

11.1***	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-233745), as amended)

12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1***	Consent by Jincheng Tongda & Neal Law Firm

15.2*	Consent of Marcum Asia CPAs LLP

15.3*	Consent of Friedman LLP

101.*	The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income (Loss), (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags

104.*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith this Amendment No. 1.

**	Furnished herewith this Amendment No. 1.

***	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sunrise New Energy Co., Ltd.

By:	/s/ Haiping Hu
Name:	Haiping Hu
Title:	Chairman, Chief Executive Officer, and Director

Date	December 22, 2023

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

Restatement of Previously Issued Financial Statements

As discussed in Note 23 to the consolidated financial statements, the Company has identified and corrected material misstatements in previously issued consolidated financial statements for the year ended December 31, 2022.

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
May 16, 2023, except for the effects of the restatement related to Notes 18, 19, 20, and 23 as to which the date is December 22, 2023.

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

SUNRISE NEW ENERGY CO., LTD.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2022	2021
ASSETS	Restated
CURRENT ASSETS
Cash and cash equivalents	$1,655,549	$13,916,155
Restricted cash	2,638,468	-
Accounts receivable, net	5,167,701	6,861,672
Notes receivable	868,679	-
Inventories, net	18,330,516	3,105,673
Due from related parties	400,022	65,278
Short-term investment	3,336,256	5,961,605
Prepaid expenses and other current assets	12,240,642	4,435,175
TOTAL CURRENT ASSETS	44,637,833	34,345,558

NON-CURRENT ASSETS
Restricted cash	-	700,060
Long term prepayments and other non-current assets	3,850,985	10,244,917
Plant, property and equipment, net	41,468,383	3,351,321
Land use rights, net	10,083,242	-
Intangible assets, net	3,962,650	3,594,977
Long-term investments	3,019,281	5,381,441
Operating lease right-of-use assets	-	224,773
Deferred tax assets	-	852,037
TOTAL NON-CURRENT ASSETS	62,384,541	24,349,526

TOTAL ASSETS	107,022,374	58,695,084

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	12,259,772	34,486
Note payable	3,876,748	-
Deferred revenue	347,231	179,407
Deferred revenue - related parties	347,471	-
Deferred government subsidy	2,871,665	-
Due to related parties	885,150	-
Income taxes payable	506,638	1,076,518
Operating lease liabilities, current	-	99,569
Long-term payable, current	3,706,628	-
Consideration payable, current	582,381	-
Accrued expenses and other current liabilities	639,761	330,902
TOTAL CURRENT LIABILITIES	26,023,445	1,720,882

NON-CURRENT LIABILITIES
Long term payable, non-current	4,078,843	-
Consideration payable, non-current	3,358,906	-
Deferred tax liabilities, net	199,583	-
TOTAL NON-CURRENT LIABILITIES	7,637,332	-

TOTAL LIABILITES	33,660,777	1,720,882

MEZZANINE EQUITY
Redeemable non-controlling interests	31,228,329	-

EQUITY
Ordinary shares (500,000,000 shares authorized; $0.0001 par value, 24,528,000 shares issued and outstanding as of December 31, 2021; 25,361,550 shares issued and outstanding as of December 31, 2022)	2,536	2,453
Additional paid-in capital	33,789,702	31,966,816
Statutory reserves	2,477,940	2,473,801
(Accumulated deficits) Retained earnings	(6,234,447)	17,259,976
Accumulated other comprehensive (loss) income	(1,355,358)	2,148,906
TOTAL SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO SUNRISE NEW ENERGY CO., LTD. ORDINARY SHAREHOLDERS	28,680,373	53,851,952
Non-controlling interests	13,452,895	3,122,250
TOTAL EQUITY	42,133,268	56,974,202

TOTAL LIABILITIES, MEZZANINE EQUITY AND TOTAL EQUITY	$107,022,374	$58,695,084

The accompanying notes are an integral part of these consolidated financial statements.

SUNRISE NEW ENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the years ended December 31,
	2022	2021	2020
	Restated
REVENUE, NET
Products	$37,583,844	$2,104,767	$1,495,380
Service	541,824	5,304,505	21,685,704
Total revenues	38,125,668	7,409,272	23,181,084

COSTS OF REVENUES
Products	38,299,090	2,063,296	892,791
Service	1,176,956	1,823,358	2,087,425
Total cost of revenues	39,476,046	3,886,654	2,980,216

GROSS (LOSS) PROFIT	(1,350,378)	3,522,618	20,200,868

OPERATING EXPENSES
Selling expenses	1,075,980	946,775	906,456
General and administrative expenses	12,678,873	7,834,291	3,897,040
Research and development expenses	1,053,882	2,151,565	671,312
Impairment of intangible assets	2,650,020	-	-
Total operating expenses	17,458,755	10,932,631	5,474,808

(LOSS) PROFIT FROM OPERATIONS	(18,809,133)	(7,410,013)	14,726,060

OTHER (EXPENSES) INCOME
Investment losses	(3,566,561)	(2,118,453)	(1,087)
Interest (expense) income	(27,128)	173,173	214,460
Other income, net	87,390	404,380	72,837
Total other (expenses) income	(3,506,299)	(1,540,900)	286,210

(LOSS) PROFIT BEFORE INCOME TAXES	(22,315,432)	(8,950,913)	15,012,270

Income taxes provision (benefit)	808,970	(236,581)	3,054,983

NET (LOSS) INCOME	(23,124,402)	(8,714,332)	11,957,287
Less: net loss attributable to non-controlling interests	(487,780)	(311,072)	(130,240)
NET (LOSS) INCOME ATTRIBUTABLE TO SUNRISE NEW ENERGY CO., LTD. ORDINARY SHAREHOLDERS	$(22,636,622)	$(8,403,260)	12,087,527

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(5,123,964)	700,316	2,076,303
TOTAL COMPREHENSIVE (LOSS) INCOME	(28,248,366)	(8,014,016)	14,033,590
Less: comprehensive loss attributable to non-controlling interest	(2,107,480)	(321,522)	(91,862)
COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO ORIDNARY SHAREHOLDERS OF SUNRISE NEW ENERGY CO., LTD.	$(26,140,886)	$(7,692,494)	14,125,452

(LOSS) EARNINGS PER SHARE
Basic and diluted	$(0.98)	$(0.36)	$0.72

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic and diluted	24,820,313	23,638,751	16,800,000

The accompanying notes are an integral part of these consolidated financial statements.

SUNRISE NEW ENERGY CO., LTD.

CONSOLIDATION STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares		Additional paid-in	Statutory	Retained earnings (Accumulated	Accumulated other comprehensive	Total equity attributable to ordinary	Non-controlling	Total
	Shares	Amount	Capital	reserves	deficits)	(loss) income	shareholders	interests	equity
Balance at January 1, 2020	16,800,000	$1,680	$4,342,181	$1,636,414	$14,413,096	$(599,786)	$19,793,585	$203,013	$19,996,598
Capital contributions from shareholders	-	-	119,996	-	-	-	119,996	-	119,996
Net income	-	-	-	-	12,087,527	-	12,087,527	(130,240)	11,957,287
Statutory reserves	-	-	-	837,383	(837,383)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	2,037,926	2,037,926	38,377	2,076,303
Balance at December 31, 2020	16,800,000	$1,680	$4,462,177	$2,473,797	$25,663,240	$1,438,140	$34,039,034	$111,150	$34,150,184
Issued shares of ordinary shares, net of offering cost	7,728,000	773	27,504,639	-	-	-	27,505,412	-	27,505,412
Capital contributions from non-controlling interests	-	-	-	-	-	-	-	3,332,622	3,332,622
Net loss	-	-	-	-	(8,403,260)	-	(8,403,260)	(311,072)	(8,714,332)
Statutory reserves	-	-	-	(13)	13	-	-	-	-
Disposal of subsidiary	-	-	-	17	(17)	-	-	(2,642)	(2,642)
Foreign currency translation adjustment	-	-	-	-	-	710,766	710,766	(7,808)	702,958
Balance at December 31, 2021	24,528,000	$2,453	$31,966,816	$2,473,801	$17,259,976	$2,148,906	$53,851,952	$3,122,250	$56,974,202
Capital contributions from non-controlling interests	-	-	-	-	-	-	-	12,438,125	12,438,125
Accretion to the redemption value of redeemable non-controlling interests	-	-	(907,000)	-	(853,662)	-	(1,760,662)	-	(1,760,662)
Net loss	-	-	-	-	(22,636,622)	-	(22,636,622)	(487,780)	(23,124,402)
Statutory reserves	-	-	-	4,139	(4,139)	-	-	-	-
Share-based compensation	-	-	2,729,969			-	2,729,969	-	2,729,969
Settlement for vested shares	833,550	83	(83)	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(3,504,264)	(3,504,264)	(1,619,700)	(5,123,964)
Balance at December 31, 2022 (Restated)	25,361,550	$2,536	$33,789,702	$2,477,940	$(6,234,447)	$(1,355,358)	$28,680,373	$13,452,895	$42,133,268

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

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. As of December 31, 2022, for the Company’s consolidated subsidiaries, the VIE and VIE’ s subsidiaries, non-controlling interests represent: a) a non-controlling shareholder’s 49% ownership interest in GMB (Beijing), GMB Consulting, Nanyu Culture and Jiagui Haifeng; b) a non-controlling shareholder’s 37.81% ownership interest in Sunrise Guizhou; c) a non-controlling shareholder’s 49% ownership interest in GMB Culture, which has a subsidiary called GMB Technology; and d) a non-controlling shareholder’s 25% ownership interest in Shidong Cloud, and 40% ownership interest in Shidong Trading.

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances.  Significant estimates required to be made by management, include, but are not limited to, the assessment of the allowance for doubtful accounts, inventory valuation, depreciable lives of property and equipment, impairment of long-lived assets, realization of deferred tax assets and accretion to redemption value of redeemable non-controlling interests. Actual results could differ from those estimates.

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

Redeemable non-controlling interests

Redeemable non-controlling interests represent redeemable preferred shares financing in Sunrise Guizhou from a non-controlling shareholder. As the preferred shares could be redeemed by the shareholder upon the occurrence of certain events that are not solely within the control of the Company, these shares are accounted for as redeemable non-controlling interests. The Company assesses the probability of redemption by the holder of the redeemable non-controlling interests. Due to the probability of being redeemed, the Company adjusts the carrying amount of the mezzanine equity to the redemption value at the end of each reporting period as if it was the redemption date for the redeemable non-controlling interest. The Company accounts for the changes in accretion to the redemption value in accordance with ASC 480, Distinguishing Liabilities from Equity. The redeemable non-controlling interests are recorded at redemption value. The Company adopts equity classification method to classify the ASC 480 offsetting entry as an adjustment to retained earnings (or additional paid-in capital in the absence of retained earnings).

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

The Company has determined that the redeemable non-controlling interests are participating securities as the preferred shares participate in retained earnings of Sunrise Guizhou. The Company treats the entire measurement adjustment to redemption value of the redeemable non-controlling interest under ASC 480-10-S99-3A as being akin to a dividend, which affected in the calculation of (loss) income available to ordinary shareholders of the Company used in the (loss) earnings per share calculation.

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

NOTE 10 – LAND USE RIGHTS, NET

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

NOTE 11 – INTANGIBLE ASSETS, NET

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

NOTE 12 – LONG-TERM INVESTMENTS

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

NOTE 13 – ASSET ACQUISITION

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

NOTE 14 – DEFERRED GOVERNMENT SUBSIDY

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

NOTE 15 – LONG TERM PAYABLE

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

NOTE 16 – TAXES

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

NOTE 17 – RELATED PARTY BALANCE AND TRANSACTIONS

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

On September 22, 2022, Sunrise Guizhou entered a financing contract into an eighteen-month loan with Far East to obtain a loan of RMB 20,000,000, approximately $2,871,665, for a term from September 22, 2022 to March 21. On November 4, 2022, Sunrise Guizhou entered a sales and leaseback financing contract into a three-year financing with Ronghe to obtain an amount of RMB 40,000,000, approximately $5,743,331, for a term from November 10, 2022 to November 9, 2025. Pursuant to the financing contracts, Mr. Haiping Hu, CEO and Chairman of the Board of Director was the guarantor for the debt financing. See Note 15.

In July 2022, Sunrise Guizhou entered into purchase agreements with original shareholders of Sunrise to acquire 100% of Sunrise Tech’s assets and equity ownership for a gross consideration of RMB 40,000,000 (approximately $5,743,331), among of which RMB10,000,000 (approximately $1,486,746) was paid in July 2022. The unpaid consideration RMB30,000,000 (approximately $4,307,499) will be paid in installments from 2023 to 2026. The consideration payable is guaranteed by Mr. Haiping Hu. See Note 13.

NOTE 18 – REDEEMABLE NON-CONTROLLING INTERESTS

On June 13, 2022, Guizhou Province New Kinetic Industry Development Fund Partnership (“New Kinetic Partnership”) subscribed 22.8395% of the preferred shares of Sunrise Guizhou, at total cash consideration of RMB200,000,000, approximately $29,467,667.

The New Kinetic Partnership has a right to require Sunrise Guizhou and its shareholders to redeem New Kinetic Partnership’s shares, at any time and from time to time on or after the date of the earliest to occurrence of the following: (i) Sunrise Guizhou fails to complete a qualified initial public offering (“IPO”) thirty-six months post-closing; (ii) Sunrise Guizhou fails to complete the profit commitment for consecutive two years; (iii) Sunrise Guizhou’s conviction of breaches or violation of criminal laws and/or applicable regulations which may have a material adverse effect on the Company’s business; (iv) the occurrence of the change of business of Sunrise Guizhou; (v) the net assets of Sunrise Guizhou is less than the net assets as of the date of the investment; (vi) the account receivable of Sunrise Guizhou exceeds RMB 200,000,000 and the aging of the account receivable is over five months; and (vii) Sunrise Guizhou fails to complete manufacturing infrastructure construction by December 31, 2023.

The redemption value on the investment by New Kinetic Partnership is higher of (i) 100% of the investment amount plus the aggregated amount of 65% of the profit commitment attributable to New Kinetic Partnership for the following six years post-closing multiplied by the days elapsed divided by (6*365); and (ii) Sunrise Guizhou’s net assets attributable to New Kinetic Partnership on the redemption date.

The movement of redeemable non-controlling interests is as follows:

	For the years ended December 31,
	2022	2021	2020
	Restated
Balance at beginning of the period	$-	$-	$-
Contribution from redeemable non-controlling interests	29,467,667	-	-
Accretion to redemption value of redeemable non-controlling interests	2,600,738	-	-
Foreign exchange effect	(840,076)	-	-
Balance at end of the period	$31,228,329	$-	$-

NOTE 19 – SHAREHOLDERS’ EQUITY

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

Non-controlling interest

Non-controlling interest consists of the following:

	As of December 31,
	2022	2021
	Restated
GMB (Beijing)	$4,313	$5,365
GMB Culture	2,997	25,613
Jiagui Haifeng	(710)	(13)
Shidong Trading	-	(35)
GMB Consulting	13,270	14,477
Shidong Cloud	42,389	-
Sunrise Guxian	(39,323)	-
GMB Technology	(186,539)	(185,377)
Sunrise Guizhou	13,616,498	3,262,220
Total	$13,452,895	$3,122,250

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

For the years ended December 31, 2022 and 2021, Zhuhai (Zibo) made capital contributions of $10,759,335 and $9,099,878 to Sunrise Guizhou; and the non-controlling shareholders made capital contributions of $12,438,125 and $3,332,622 to Sunrise Guizhou.

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

NOTE 20 – (LOSS) EARNINGS PER SHARE

Basic and diluted (loss) earnings per ordinary share is computed using the weighted average number of ordinary shares outstanding during the year.

	For the years ended December 31,
	2022	2021	2020
	Restated
Numerator:
Net (loss) income	$(23,124,402)	$(8,714,332)	$11,957,287
Less: accretion to redemption value of redeemable non-controlling interests	2,600,738	-	-
foreign currency effect on redemption value of redeemable non-controlling interests	(840,076)	-	-
net loss attributable to non-controlling interests	(487,780)	(311,072)	(130,240)
Net (loss) income attributable to ordinary shareholders	$(24,397,284)	$(8,403,260)	$12,087,527

Denominator:
Weighted average number of shares outstanding – basic and diluted	24,820,313	23,638,751	16,800,000
(Loss) earnings per share – basic and diluted	(0.98)	(0.36)	0.72

NOTE 21 – COMMITMENTS AND CONTINGENCIES

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

NOTE 22 – SEGMENT REPORTING

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

NOTE 23 – RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

During the course of preparing the unaudited condensed consolidated financial statements for the six months ended June 30, 2023, management identified a material misstatement in its previously issued consolidated financial statements for the year ended December 31, 2022 and its condensed consolidated financial statement for the six months ended June 30, 2022 in relation to the recognition and measurement of its redeemable non-controlling interests (see Note 18).

The Company failed to identify the redemption feature of the non-controlling interests that the non-controlling shareholder can redeem all of its equity shares at its option upon certain triggering events, one of which is a qualified IPO to take place, that are out of the control of the Company. Such failure has resulted in errors relating to the reclassification from permanent equity to mezzanine equity, and the unrecorded accretions to redemption value with respect to redeemable non-controlling interests.

The Company has filed a Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review on December 18, 2023.

The impact of the restatement adjustments to the specific line items presented in the consolidated financial statements as of and for the year ended December 31, 2022 is summarized below. There is no tax and cash flow impact related to the correction. A summary of the impact of these restatement adjustments to the Company’s unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2022 is provided in Note 26 Interim Financial Data (Unaudited).

	As of December 31, 2022
Consolidated balance sheets:	As previously reported	Restatement adjustment	As restated
Mezzanine equity
Redeemable non-controlling interests	$-	$31,228,329	$31,228,329
Shareholders’ equity
Additional paid in capital	34,696,702	(907,000)	33,789,702
Accumulated deficit	(5,148,529)	(1,085,918)	(6,234,447)
Accumulated other comprehensive loss	(906,444)	(448,914)	(1,355,358)
Non-controlling interests	42,239,392	(28,786,497)	13,452,895

	For the year ended December 31, 2022
Consolidated statements of operations:	As previously reported	Restatement adjustment	As restated

Net (loss) income attributable to non-controlling interests	$(720,036)	$232,256	$(487,780)
Comprehensive (loss) income attributable to non-controlling interest	(2,788,650)	681,170	(2,107,480)
Loss per share – basic and diluted	(0.90)	(0.08)	(0.98)

NOTE 24 – SUBSEQUENT EVENTS

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

NOTE 25 – UNAUDITED CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

The unaudited condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIE and its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries and VIE” and the respective loss or profit as “Equity in (loss) earnings of subsidiaries and VIE” on the condensed statements of operations and comprehensive (loss) income.

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

SUNRISE NEW ENERGY CO., LTD.

PARENT COMPNAY BALANCE SHEETS

	As of December 31,
	2022	2021
ASSETS	Restated
CURRENT ASSETS
Cash and cash equivalents	$285,916	$784,176
Restricted cash	700,094	-
Due from related parties	5,168	5,168
Short-term investment	3,336,256	5,961,605
Advance to suppliers	7,694	13,727
Prepaid expenses and other current assets	2,994,975	1,011,542
TOTAL CURRENT ASSETS	7,330,103	7,776,218

NON-CURRENT ASSETS
Restricted cash	-	700,060
Long term prepayments and other non-current assets	-	2,000,000
Investment in subsidiaries and VIE	24,481,840	41,438,198
TOTAL NON-CURRENT ASSETS	24,481,840	44,138,258

TOTAL ASSETS	31,811,943	51,914,476

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accrued expenses and other current liabilities	15,550	211,430
TOTAL CURRENT LIABILITIES	15,550	211,430

TOTAL LIABILITES	15,550	211,430

EQUITY
Ordinary shares (500,000,000 shares authorized; $0.0001 par value, 24,528,000 shares issued and outstanding as of December 31, 2021; 25,361,550 shares issued and outstanding as of December 31, 2022)	2,536	2,453
Additional paid-in capital	34,696,702	31,966,816
Statutory reserves	2,477,940	2,473,801
(Accumulated deficits) Retained earnings	(5,380,785)	17,259,976
TOTAL EQUITY	31,796,393	51,703,046

TOTAL LIABILITIES AND EQUITY	$31,811,943	$51,914,476

SUNRISE NEW ENERGY CO., LTD.

PARENT COMPNAY STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the years ended December 31,
	2022	2021	2020
	Restated
REVENUES, NET	$-	$-	$73,744

COSTS OF REVENUES	8,188	-	-

GROSS (LOSS) PROFIT	(8,188)	-	73,744

OPERATING EXPENSES	3,578,664	1,010,536	50,000

(LOSS) PROFIT FROM OPERATIONS	(3,586,852)	(1,010,536)	23,744

OTHER (EXPENSES) INCOME	(2,403,412)	(1,904,135)	4,459

(LOSS) PROFIT BEFORE EQUITY IN (LOSS) EARNINGS OF SUBSIDIARIES AND VIE	(5,990,264)	(2,914,671)	28,203

Equity in (loss) earnings of subsidiaries and VIE	(16,646,358)	(5,488,589)	12,059,324

NET (LOSS) INCOME ATTRIBUTABLE TO SUNRISE NEW ENERGY CO., LTD. ORDINARY SHAREHOLDERS	(22,636,622)	(8,403,260)	12,087,527
Foreign currency translation adjustment	-	-	-
COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO SUNRISE NEW ENERGY CO., LTD. ORDINARY SHAREHOLDERS	$(22,636,622)	$(8,403,260)	$12,087,527

SUNRISE NEW ENERGY CO., LTD.

PARENT COMPNAY STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2022	2021	2020

Net cash used in operating activities	(808,226)	(1,015,145)	(52,994)

Net cash used in investing activities	-	(25,825,000)	-

Net cash provided by financing activities	310,000	28,249,093	128,282

(Decrease) increase in cash and cash equivalents	(498,226)	1,408,948	75,288

Cash, cash equivalents and restricted cash, beginning of year	1,484,236	75,288	-
Cash, cash equivalents and restricted cash, end of year	$986,010	$1,484,236	$75,288

Cash, cash equivalents and restricted cash, end of year	986,010	1,484,236	75,288
Less: restricted cash	700,094	700,060	-
Cash and cash equivalents, end of year	285,916	784,176	75,288

NOTE 26 – INTERIM FINANCIAL DATA (UNAUDITED) (RESTATED)

Restatement of Unaudited Condensed Consolidated Financial Statements

As disclosed in Note 23, during the course of preparing the unaudited condensed consolidated financial statements for the six months ended June 30, 2023, management restated its unaudited condensed consolidated financial statements due to the identified misstatement. The impact of the restatement adjustments to the specific line items presented in the condensed consolidated financial statements as of and for the six months ended June 30, 2022 is summarized below. There was no tax or cash flow impact related to the correction.

	As of June 30, 2022
Consolidated balance sheets:	As previously reported	Restatement adjustment	As restated
Mezzanine equity
Redeemable non-controlling interests	$-	$30,321,329	$30,321,329
Shareholders’ equity
Retained earnings (accumulated deficit)	9,706,563	(923,405)	8,783,158
Accumulated other comprehensive income (loss)	191,566	(13,288)	178,278
Non-controlling interests	44,689,378	(29,384,636)	15,304,742

	For the six months ended June 30, 2022
Condensed consolidated statements of operations:	As previously reported	Restatement adjustment	As restated

Net income attributable to non-controlling interests	$152,092	$69,743	$221,835
Comprehensive (loss) income attributable to non-controlling interest	(306,050)	83,031	(223,019)
Loss per share – basic and diluted	(0.31)	(0.03)	(0.34)

The following tables sets forth the restated unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2022.

SUNRISE NEW ENERGY CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of June 30, 2022	As of December 31, 2021
	Restated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$22,050,884	$13,916,155
Accounts and notes receivable, net	1,991,854	6,861,672
Inventories	11,425,190	3,105,673
Due from related parties	76,608	65,278
Short-term investment	4,611,832	5,961,605
Advance to suppliers	6,126,509	1,759,253
Prepaid expenses and other current assets	2,969,306	2,675,922
TOTAL CURRENT ASSETS	49,252,183	34,345,558

NON-CURRENT ASSETS
Restricted cash	700,094	700,060
Long term prepayments and other non-current assets	8,870,207	10,244,917
Plants, property and equipment, net	4,831,015	3,351,321
Construction in progress	17,851,784	-
Intangible assets, net	14,261,652	3,594,977
Long-term investments	5,104,400	5,381,441
Operating lease right-of-use assets	89,022	224,773
Deferred tax assets	-	852,037
TOTAL NON-CURRENT ASSETS	51,708,174	24,349,526

TOTAL ASSETS	100,960,357	58,695,084

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	5,310,617	34,486
Deferred revenue	1,231,613	179,407
Deferred revenue-related parties	360,581	-
Deferred government subsidy	2,980,004	-
Due to related parties	789,732	-
Income taxes payable	645,607	1,076,518
Operating lease liabilities, current	64,138	99,569
Accrued expenses and other current liabilities	512,654	330,902
TOTAL CURRENT LIABILITIES	11,894,946	1,720,882

NON-CURRENT LIABILITIES
Operating lease liabilities, non-current	-	-
TOTAL NON-CURRENT LIABILITIES	-	-

TOTAL LIABILITES	11,894,946	1,720,882

MEZZANINE EQUITY
Redeemable non-controlling interest	30,321,329	-

EQUITY
Ordinary shares (500,000,000 shares authorized; $0.0001 par value, 24,528,000 shares issued and outstanding as of December 31, 2021; 24,528,000 shares issued and outstanding as of June 30, 2022)	2,453	2,453
Additional paid-in capital	31,966,816	31,966,816
Statutory reserves	2,508,635	2,473,801
Retained earnings	8,783,158	17,259,976
Accumulated other comprehensive income	178,278	2,148,906
Total shareholders’ equity attributable to controlling shareholders	43,439,340	53,851,952
Non-controlling interests	15,304,742	3,122,250
TOTAL EQUITY	58,744,082	56,974,202

TOTAL LIABILITIES, MEZZANINE EQUITY AND TOTAL EQUITY	$100,960,357	$58,695,084

SUNRISE NEW ENERGY CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the six months ended June 30,
	2022	2021
	Restated

REVENUE, NET	$10,265,136	$5,441,958

COSTS AND OPERATING EXPENSES
Service costs	616,414	708,719
Cost of goods sold	8,615,734	2,050,253
Selling expenses	593,460	415,861
General and administrative expenses	5,473,533	2,437,985
Research and development expenses	102,837	1,043,177
Total costs and operating expenses	15,401,978	6,655,995

LOSS FROM OPERATIONS	(5,136,842)	(1,214,037)

OTHER (EXPENSES) INCOME
Investment losses	(1,342,490)	(926,560)
Interest income	38,640	17,808
Other income, net	80,462	134,020
Total other expenses	(1,223,388)	(774,732)

LOSS BEFORE INCOME TAXES	(6,360,230)	(1,988,769)

Income taxes provision (benefit)	1,006,257	(547,357)

NET LOSS	(7,366,487)	(1,441,412)
Less: net profit (loss) attributable to non-controlling interests	221,835	(50,618)
NET LOSS ATTRIBUTABLE TO CONTROLLING SHAREHOLDERS	$(7,588,322)	$(1,390,794)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(2,415,482)	332,708
TOTAL COMPREHENSIVE LOSS	(9,781,969)	(1,108,704)
Less: comprehensive loss attributable to non-controlling interest	(223,019)	(8,818)
COMPREHENSIVE LOSS ATTRIBUTABLE TO CONTROLLING SHAREHOLDERS	$(9,558,950)	$(1,099,886)

LOSS PER SHARE
Basic and diluted	$(0.34)	$(0.06)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic and diluted *	24,528,000	22,767,733