Form 20-F
period 2023-12-31
Sunrise New Energy Co., Ltd.
filed 2024-05-16
CIK 1780731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

People’s Republic of China

+861082967728

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary share	EPOW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock as of the close of the period covered by the annual report.

An aggregate of 26,141,350 Class A ordinary shares and 0 Class B ordinary shares, par value $0.0001 per share, were outstanding as of December 31, 2023.

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

INTRODUCTION

We are a holding company incorporated in the Cayman Islands with no material operations of our own. We are not a Chinese operating company. Investors of our Ordinary Shares do not own any equity interests in the VIE, but instead own shares of a Cayman Islands holding company. Unless otherwise stated, as used in this annual report and in the context of describing our operations and consolidated financial information, “we,” “us,” “Company,” “Sunrise New Energy”, or “our,” refers to Sunrise New Energy Co., Ltd., a Cayman Islands holding company, and “VIE” refers to the variable interest entity (“VIE”), Global Mentor Board (Zibo) Information Technology Co., Ltd., or SDH.

Unless the context otherwise requires, in this annual report on Form 20-F, references to:

●	“Affiliated Entities” are to Sunrise New Energy’s subsidiaries, and the VIE and its subsidiaries;

●	“APP” are to our mobile application, “Shidonghui APP;”

●

“China” or the “PRC” are to the People’s Republic of China;

●       “Class A Ordinary Shares” or “Class A ordinary shares” are to Class A ordinary shares in the capital of the Company, par value $0.0001 per share;

●       “Class B Ordinary Shares” or “Class B ordinary shares” are to Class B ordinary shares in the capital of the Company, par value $0.0001 per share;

●	“Enterprise Service Client” or “Enterprise Service Clients” are to small and medium-sized enterprises that have entered into service agreements with us for customized enterprise services;

●	“Expert” or “Experts” are to individual(s) qualified and certified by us to provide services to Users and Members;

●	“GIOP BJ” are to Beijing Mentor Board Union Information Technology Co, Ltd., a limited liability company organized under the laws of the PRC, Zhuhai Zibo’s wholly owned subsidiary;

●	“GMB HK” are to “Global Mentor Board Information Technology Limited”, Sunrise New Energy’s wholly-owned-subsidiary, a Hong Kong corporation.

●	“GMB (Hangzhou)” are to Global Mentor Board (Hangzhou) Technology Co., Ltd., a limited liability company organized under the laws of the PRC, the VIE’s wholly owned subsidiary;

●	“GMB (Beijing)” are to Shidong (Beijing) Information Technology Co., Ltd., a limited liability company organized under the laws of the PRC and 51% of its equity interest is owned by the VIE;

●	“GMB Culture” are to Shanghai Voice of Seedling Cultural Media Co., Ltd., a limited liability company organized under the laws of the PRC and 51% of its equity interest is owned by the VIE;

●	“GMB Consulting” are to Global Mentor Board (Shanghai) Enterprise Management Consulting Co. Ltd., a limited liability company organized under the laws of the PRC and 51% of its equity interest is owned by the VIE;

●	“GMB Linking” are to “Linking (Shanghai) Network Technology Co., Ltd., a limited liability company organized under the laws of the PRC; the 51% of its equity interest owned by the VIE was transferred to a third party in July 2021;

●	“HK subsidiaries” are to GMB HK and SDH New Energy; and

●	“Member” or “Members” are to individual(s) and enterprise(s) who signed up for each of our three annual membership plans: Platinum, Diamond, Protégé;

●	“Mentor” or “Mentors” are to individual(s) invited by us to provide services to Users and Members;

●	“PRC subsidiaries” are to GIOP BJ, Zhuhai Zibo, Zhuhai Guizhou and their respective subsidiaries.

●	“shares,” “Shares,” or “Ordinary Shares” are, collectively, to the Class A Ordinary Shares and Class B Ordinary Shares;

●	“SDH” or “the VIE” are to Global Mentor Board (Zibo) Information Technology Co., Ltd, formerly known as Global Mentor Board (Beijing) Information Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which we control via a series of contractual arrangements among GIOP BJ, the VIE and shareholders of the VIE;

●	“SDH Cloud” are to Global Mentor Cloud (Beijing) Education Technology Co., Ltd.; 75% of the shares of SDH Cloud are held by GIOP BJ and the remaining 25% shares are held by Beijing Yunqianyi Information Technology Co., Ltd.

●	“SDH New Energy” are to SDH (HK) New Energy Tech Co., Limited, Sunrise New Energy’s wholly-owned-subsidiary, a Hong Kong corporation.

●	“Sunrise Guizhou” are to Sunrise (Guizhou) New Energy Material Co., Ltd, a limited liability company organized under the laws of the PRC and 39.3519% of its equity interest is owned by Sunrise New Energy;

●	“U.S.” are to the United States;

●	“User” or “Users” are to registered users of our APP;

●	“VIE” are to variable interest entity;

●	“Zhuhai Zibo” are to Zhuhai (Zibo) Investment Co., Ltd., a limited liability company organized under the laws of the PRC, SDH New Energy’s wholly owned subsidiary;

●	“Zhuhai Guizhou” are to Zhuhai (Guizhou) New Energy Investment Co., Ltd., a limited liability company organized under the laws of the PRC, SDH New Energy’s wholly owned subsidiary;

●	“Zibo Shidong” are to Zibo Shidong Digital Technology Service Co., Ltd., a limited liability company organized under the laws of the PRC, the VIE’s wholly owned subsidiary;

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

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The Electric Vehicle industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the Class A Ordinary Shares. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

We are a Cayman Islands holding company conducting a substantial portion of our operations in China through our PRC operating entities. Unless otherwise stated, as used in this annual report, the terms “we,” “us,” “our,” “Sunrise New Energy,” “our Company,” and the “Company” refer to Sunrise New Energy Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands; and “SDH” or “the VIE” are to Global Mentor Board (Zibo) Information Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which we control via a series of contractual arrangements among GIOP BJ, SDH and shareholders of SDH (the “VIE Agreements”).

As of the date of this annual report, substantially all of our business is conducted by (1) Sunrise Guizhou, a joint venture established by Zhuhai Zibo (a wholly owned subsidiary of the Company) and certain other partners, as a limited company pursuant to PRC laws for the purpose of manufacturing and sales of graphite anode materials; and (2) SDH, the Company’s VIE entity that operates a knowledge sharing platform in China. Investors of our Ordinary Shares do not hold shares in the PRC operating entities, but instead hold shares of a Cayman Islands exempted company. Further, neither we nor our subsidiaries own any shares in the VIE. Instead, for accounting purposes, we control and receive the economic benefits of the VIE’s business operation through a series of contractual arrangements, also known as VIE Agreements, dated June 10, 2019. The VIE Agreements enable us to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements under the generally accepted accounting principles in the United States (“U.S. GAAP”). Pursuant to the VIE Agreements, which have not been tested in a court of law, under, the assets and liabilities of the VIE are treated as our assets and liabilities and the results of operations of the VIE are treated as if they were the results of our operations. See “Item 3. Key Information — Contractual Agreements among GIOP BJ, the VIE and Its Shareholders” for a summary of these VIE Agreements.

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

As of December 31, 2023, 2022 and 2021, the VIE accounted for an aggregate of 5.48%, 8.79% and 51.21%, respectively, of our consolidated total assets, 6.54%, 13.04% and 99% respectively, of our consolidated total liabilities, and 1.46%, 1.61% and 100% respectively, of our consolidated total net revenues. See our consolidated financial statements and the related notes in this annual report.

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

In addition, our Class A Ordinary Shares may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCA Act”) and related regulations, if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditor for two consecutive years beginning in 2022. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law, which included an identical provision of the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the U.S. Securities and Exchange Commission (the “SEC”) to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at such future time. On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Our auditor prior to December 16, 2022, Friedman LLP ("Friedman") and our current auditor, Marcum Asia CPAs LLP (“MarcumAsia”), are PCAOB registered public accounting firms headquartered in New York. They are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess an auditor’s compliance with the applicable professional standards, and have been inspected by the PCAOB on a regular basis. As such, as of the date of this annual report, our listing is not affected by the HFCA Act and related regulations. See “Risk Factors—Risks Relating to Doing Business in the PRC—The Holding Foreign Companies Accountable Act and related regulations, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing on the Nasdaq, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor.”

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

The Company’s management is directly supervising cash management. Our finance department is responsible for establishing the cash management policies and procedures among our subsidiaries and departments and our PRC subsidiaries, or the VIE and its subsidiaries. Each subsidiary, department, or PRC operating entity initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to designated management members of the Company, based on the amount and the use of cash requested. The designated management member examines and approves the allocation of cash based on the sources of cash and the priorities of the needs, and submit it to the cashier specialists of our finance department for a second review. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred. Prior to the completion of our initial public offering in February 2021, the sources of funding of the Company, its subsidiaries and the VIE primarily consisted of capital injections by shareholders and cash generated from operations. For the last three fiscal years, Cash transfers and transfers of other assets between Sunrise New Energy, its subsidiaries, and the VIE were as follows: (i) For the fiscal year ended December 31, 2023, the Company provided interest free loans of $400,000 to Zibo Shidong, a wholly owned subsidiary of the VIE, and received interest-free loans of $150,000 from the Company’s subsidiary, GMB HK; (ii) For the fiscal year ended December 31, 2022, the VIE provided interest-free loans of $6,188,307 to the Company’s subsidiaries, Zhuhai Zibo and Sunrise Guizhou for the construction costs related to the graphite anode business, and the Company’s subsidiary, GMB HK, provided interest-free loans of $310,000 to the Company for professional fees. (iii) For the fiscal year ended December 31, 2021, the Company transferred the proceeds from its initial public offering in the amount of $15,000,000 to its subsidiary, Zhuhai Zibo, and the VIE provided interest-free loans of $90,000 to the Company for professional fees related to the initial public offering. To the extent cash in the business is in the PRC, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our Company, our subsidiaries, or the VIE by the PRC government to transfer cash. See “Risk Factors—Risks Relating to Our Corporate Structure—To the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our Company, our subsidiaries, or the VIE by the PRC government to transfer cash.”

Permissions Required from PRC Authorities

As of the date of this annual report, we, our PRC subsidiaries, or the VIE and its subsidiaries, (i) have received from PRC authorities material licenses, permissions, and approvals needed to engage in the businesses currently conducted in the PRC, and (ii) no such permission or approval has been denied. The licenses, permissions, and approvals, which have been successfully obtained, are: (1) business license; (2) the ICP License for our knowledge sharing and enterprise service platform business; and (3) the approval for the Construction Land Use Planning Permit, the Construction Works Planning Permit, the Construction Permit, the Pollutant Discharge License, the filing-for-record procedures with the relevant work safety administrative department, the approval for the Environmental Impact Report, the Filing for Environmental Protection Acceptance upon Completion of the Construction Project and the Filing Certificate for Fire Safety Inspection and Acceptance of Construction Project for our graphite anode material business. Besides, as of the date of this annual report, based on the progress of our relevant construction projects, we are applying for other necessary licenses or filings that are required by relevant PRC rules from time to time, such as those related to the construction completion acceptance, fire safety inspection and acceptance, work safety acceptance, environmental protection acceptance, and the processing of relevant real estate certificates, etc. We expect to complete the above procedures around October 2024. However, we cannot assure you that any of these entities will be able to receive clearance of such compliance requirements in a timely manner, or at all. Any failure of these entities to fully comply with such compliance requirements may cause our PRC subsidiaries, or the VIE and its subsidiaries to be unable to begin their new businesses or operations in the PRC, subject them to fines, relevant new businesses or operations suspension for rectification, or other sanctions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may be required to obtain and maintain additional approvals, licenses or permits applicable to our business, including our graphite anode manufacturing and sales business and our knowledge share platform, which could have a material adverse impact on our business, financial conditions and results of operations.” We have been closely monitoring the development in the regulatory landscape in China, particularly regarding the requirement of approvals, including on a retrospective basis, from the CSRC, the CAC, or other PRC authorities with respect to this offering, as well as other procedures that may be imposed on us.

Selected Condensed Consolidating Financial Schedule

As a holding company with no material operations of our own, we conduct our operations through Sunrise Guizhou, the VIE and its subsidiaries in the PRC. Our subsidiaries and the VIE and its subsidiaries as of the date of this annual report are described below:

Name	Date of Incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities
Subsidiaries
Global Mentor Board Information Technology Limited (“GMB HK”)	March 22, 2019	HK	100%	Holding company
Beijing Mentor Board Union Information Technology Co, Ltd. (“GIOP BJ”)	June 3, 2019	PRC	100%	Holding company of GIOP BJ
Shidong Cloud (Beijing) Education Technology Co., Ltd (“Shidong Cloud”)	December 22, 2021	PRC	75%	Educational consulting
SDH (HK) New Energy Tech Co., Ltd. (“SDH New Energy”)	October 8, 2021	HK	100%	Holding company
Zhuhai (Zibo) Investment Co., Ltd. (“Zhuhai Zibo”)	October 15, 2021	PRC	100%	New energy investment
Zhuhai (Guizhou) New Energy Investment Co., Ltd. (“Zhuhai Guizhou”)	November 23, 2021	PRC	100%	New energy investment
Sunrise (Guizhou) New Energy Materials Co., Ltd. (“Sunrise Guizhou”)	November 8, 2021	PRC	39.35%	Manufacture of lithium battery materials
Guizhou Sunrise Technology Co., Ltd. (“Sunrise Tech”)	September 1, 2011	PRC	39.35%	Manufacture of lithium battery materials
Sunrise (Guxian) New Energy Materials Co., Ltd. (“Sunrise Guxian”)	April 26, 2022	PRC	20.07%	Manufacture of lithium battery materials
Guizhou Sunrise Technology Innovation Research Co., Ltd. (“Innovation Research”)	December 13, 2022	PRC	39.35%	Research and development
Variable Interest Entity (“VIE”) and subsidiaries of VIE
Global Mentor Board (Zibo) Information Technology Co., Ltd. (“SDH” or “VIE”)	December 5, 2014	PRC	VIE	Peer-to-peer knowledge sharing and enterprise service platform provider
Global Mentor Board (Hangzhou) Technology Co., Ltd. (“GMB (Hangzhou)”)	November 1, 2017	PRC	100% by VIE	Consulting, training and tailored services provider
Global Mentor Board (Shanghai) Enterprise Management Consulting Co., Ltd. (“GMB Consulting”)	June 30, 2017	PRC	51% by VIE	Consulting services provider
Shanghai Voice of Seedling Cultural Media Co., Ltd. (“GMB Culture”)	June 22, 2017	PRC	51% by VIE	Cultural and artistic exchanges and planning, conference services provider
Shidong (Beijing) Information Technology Co., LTD. (“GMB (Beijing)”)	June 19, 2018	PRC	100% by VIE	Information technology services provider
Mentor Board Voice of Seeding (Shanghai) Cultural Technology Co., Ltd. (“GMB Technology”)	August 29, 2018	PRC	30.6% by VIE	Technical services provider
Shidong Zibo Digital Technology Co., Ltd. (“Zibo Shidong”)	October 16, 2020	PRC	100% by VIE	Technical services provider
Shidong Trading Service (Zhejiang) Co., Ltd. (“Shidong Trading”)	April 19, 2021	PRC	Deregistered in November 2022	Sale of merchandise
Shanghai Jiagui Haifeng Technology Co., Ltd. (“Jiagui Haifeng”)	November 29, 2021	PRC	Disposal in March 2023	Business incubation services provider
Shanghai Nanyu Culture Communication Co., Ltd. (“Nanyu Culture”)	July 27, 2021	PRC	Deregistered in July 2023	Enterprise information technology integration services provider
Beijing Mentor Board Health Technology Co., Ltd (“GMB Health”)	January 7, 2022	PRC	100% by VIE	Health services
Shidong Yike (Beijing) Technology Co., Ltd.	July 16, 2021	PRC	51% by VIE	Health services
Shanghai Yuantai Fengdeng Agricultural Technology Co., Ltd. (“Yuantai Fengdeng”)	March 4, 2022	PRC	Deregistered in April 2023	Agricultural technology service

The following tables present selected condensed consolidating financial data of Sunrise New Energy and its subsidiaries and the VIE and its subsidiaries for the fiscal years ended December 31, 2023, 2022, 2021, and balance sheet data as of December 31, 2023, 2022, and 2021.

SELECTED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS DATA

	Year ended December 31, 2023
	Parent	Subsidiaries	VIE and VIE’s subsidiaries	Inter- company elimination	Group consolidated
	(US$)
Revenues, net	-	44,394,292	656,113	-	45,050,405
Total cost and operating expenses	6,524,022	65,728,723	3,327,665	-	75,580,410
Loss from operations	(6,524,022)	(21,334,431)	(2,671,552)	-	(30,530,005)
Loss before income taxes	(6,611,490)	(22,612,303)	(3,697,157)	-	(32,920,950)
Net loss	(6,611,490)	(22,612,303)	(3,696,931)	-	(32,920,724)

	Year ended December 31, 2022
	Parent	Subsidiaries	VIE and VIE’s subsidiaries	Inter- company elimination	Group consolidated
	(US$)
Revenues, net	-	37,511,989	613,679	-	38,125,668
Total cost and operating expenses	3,586,852	39,001,736	14,346,213	-	56,934,801
Loss from operations	(3,586,852)	(1,489,747)	(13,732,534)	-	(18,809,133)
Loss before income taxes	(5,990,264)	(1,696,242)	(14,628,926)	-	(22,315,432)
Net loss	(5,990,264)	(1,696,003)	(15,438,135)	-	(23,124,402)

	Year ended December 31, 2021
	Parent	Subsidiaries	VIE and VIE’s subsidiaries	Inter- company elimination	Group consolidated
	(US$)
Revenues, net	-	-	7,409,272	-	7,409,272
Total cost and operating expenses	1,010,536	127,627	13,681,122	-	14,819,285
Loss from operations	(1,010,536)	(127,627)	(6,271,850)	-	(7,410,013)
Loss before income taxes	(3,021,789)	(170,253)	(5,865,989)	107,118	(8,950,913)
Net loss	(3,021,789)	(170,253)	(5,629,408)	107,118	(8,714,332)

SELECTED CONDENSED CONSOLIDATING BALANCE SHEET DATA

	As of December 31, 2023
	Parent	Subsidiaries	VIE and VIE’s subsidiaries	Inter- company elimination	Group consolidated
	(US$)
Total current assets	3,030,688	30,874,514	7,673,555	(5,762,862)	35,815,895
Total non-current assets	14,540,000	80,084,256	4,604,379	(14,540,000)	84,688,635
Total assets	17,570,688	110,958,770	12,277,934	(20,302,862)	120,504,530
Total current liabilities	31,823	64,306,203	4,913,254	(5,762,862)	63,488,418
Total non-current liabilities	-	11,684,348	-	-	11,684,348
Total liabilities	31,823	75,990,551	4,913,254	(5,762,862)	75,172,766

	As of December 31, 2022
	Parent	Subsidiaries	VIE and VIE’s subsidiaries	Inter- company elimination	Group consolidated
	(US$)
Total current assets	7,330,103	33,642,263	9,713,750	(6,048,283)	44,637,833
Total non-current assets	14,690,000	56,445,366	5,939,175	(14,690,000)	62,384,541
Total assets	22,020,103	90,087,629	15,652,925	(20,738,283)	107,022,374
Total current liabilities	15,550	27,666,520	4,389,658	(6,048,283)	26,023,445
Total non-current liabilities	-	7,637,332	-	-	7,637,332
Total liabilities	15,550	35,303,852	4,389,658	(6,048,283)	33,660,777

	As of December 31, 2021
	Parent	Subsidiaries	VIE and VIE’s subsidiaries	Inter- company elimination	Group consolidated
	(US$)
Total current assets	7,776,218	9,932,297	16,864,942	(227,899)	34,345,558
Total non-current assets	17,700,060	8,244,917	13,404,549	(15,000,000)	24,349,526
Total assets	25,476,278	18,177,214	30,269,491	(15,227,899)	58,695,084
Total current liabilities	211,430	33,686	1,703,665	(227,899)	1,720,882
Total non-current liabilities	-	-	-	-	-
Total liabilities	211,430	33,686	1,703,665	(227,899)	1,720,882

SELECTED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS DATA

	Year ended December 31, 2023
	Parent	Subsidiaries	VIE and VIE’s subsidiaries	Inter-company elimination	Group consolidated
	(US$)
Net cash (used in) provided by operating activities	(1,516,279)	(5,592,986)	(423,730)	250,000	(7,282,995)
Net cash provided by (used in) investing activities	878,000	(7,881,035)	-	-	(7,003,035)
Net cash provided by (used in) financing activities	-	13,529,267	400,000	(250,000)	13,679,267

	Year ended December 31, 2022
	Parent	Subsidiaries	VIE and VIE’s subsidiaries	Inter-company elimination	Group consolidated
	(US$)
Net cash used in operating activities	(808,226)	(5,444,733)	(3,320,442)	-	(9,573,401)
Net cash used in investing activities	-	(45,299,072)	(6,188,307)	5,878,307	(45,609,072)
Net cash provided by financing activities	310,000	51,328,368	-	(5,878,307)	45,760,061

	Year ended December 31, 2021
	Parent	Subsidiaries	VIE and VIE’s subsidiaries	Inter-company elimination	Group consolidated
	(US$)
Net cash (used in) provided by operating activities	(1,015,145)	(6,532,445)	2,314,408	-	(5,233,182)
Net cash used in investing activities	(25,825,000)	(8,244,917)	(3,115,281)	15,090,000	(22,095,198)
Net cash provided by financing activities	28,249,093	17,678,168	-	(15,090,000)	30,837,261

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

Risks Related to Our Business

Risks and uncertainties related to our business include, but are not limited to, the following:

●	We have a limited operating history and are subject to the risks encountered by development-stage companies.

●	We have incurred substantial losses in the past and may incur losses in the future. There is substantial doubt about our ability to continue as a going concern

●	If we cannot manage our growth effectively and efficiently, our results of operations or profitability could be adversely affected.

●	We may not be successful in implementing important new strategic initiatives, which may have an adverse impact on our business and financial results.

●	We may be required to obtain and maintain additional approvals, licenses or permits applicable to our business, including our graphite anode manufacturing and sales business and our knowledge share platform, which could have a material adverse impact on our business, financial conditions and results of operations.

Risks Related to Our Graphite Anode Manufacturing and Sales Business

Risks and uncertainties related to our graphite anode manufacturing and sales business include, but are not limited to, the following:

●	Our graphite anode manufacturing and sales joint venture may not perform as well as we expected.

●	Joint venture with which we engage for developing graphite anode manufacturing and sales business presents a number of challenges that could have a material adverse effect on our business and results of operations and cash flows.

●	We may not respond quickly to continued innovations.

●	Complying with numerous health, safety and environmental regulations is both complex and costly.

●	Sunrise Guizhou depends on a few major customers, and the loss of any of which could cause a significant decline in our revenues.

●	Sunrise Guizhou faces the risk of fluctuations in the cost, availability, and quality of raw materials, which could adversely affect our results of operations.

●	Price volatility of our finished goods.

●	Sunrise Guizhou may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on acceptable terms or at all.

Risks Related to Our Corporate Structure

The VIE conducts the knowledge sharing and enterprise service platform and we consolidate the financials of the VIE under the U.S. GAAP for accounting purpose only; however, the VIE Agreements have not been tested in a court of law and are subject to significant risks, as set forth in the following risk factors. For a description of these VIE Agreements, see “ITEM 4. INFORMATION ON THE COMPANY — C. Organizational Structure”.

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

●	We rely on contractual arrangements with the VIE and its subsidiaries, and shareholders for our China operations, which may not be as effective in providing operational control as direct ownership.

●	The contractual arrangements we have entered into with the VIE and its shareholders, and any other arrangements and transactions among related parties that we currently have or will have in future may be subject to scrutiny by the PRC tax authorities and they may determine that we owe additional taxes, which could substantially reduce our consolidated net income and the value of your investment.

●	The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

●	We may lose the ability to use and enjoy assets held by the VIE that are material to the operation of certain portion of our business if the VIE goes bankrupt or become subject to a dissolution or liquidation proceeding.

●	As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with such corporate governance listing standards.

●	As a “controlled company” under the listing rules of the NASDAQ Stock Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders

●	The dual class structure of our ordinary shares has the effect of concentrating voting control with our Chairman, and his interest may not be aligned with the interests of our other shareholders.

Risks Related to Doing Business in China

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and, and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

●	Recent greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our securities.

●	The Trial Measures and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.

●	A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

●	We face risks related to health epidemics such as the COVID-19, which significantly disrupted our operations and may continue to adversely affect our business, financial condition and results of operations.

●	Because our business is dependent upon government policies that encourage a market-based economy, change in the political or economic climate in the PRC may impair our ability to operate profitably, if at all.

●	PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may materially and adversely affect our business and impede our ability to continue our operations.

●	Because our business is conducted in RMB and the price of our Class A Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

●	Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

●	There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries, the VIE and its subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	Government control in currency conversion may adversely affect our financial condition, our ability to remit dividends, and the value of your investment.

●	If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation.

●	The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

●	The Holding Foreign Companies Accountable Act and related regulations all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing on the Nasdaq, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor.

●	Our contractual arrangements with the VIE are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements.

●	The failure to comply with PRC regulations relating to mergers and acquisitions of domestic entities by offshore special purpose vehicles may subject us to severe fines or penalties and create other regulatory uncertainties regarding our corporate structure.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

●	Increases in labor costs in the PRC may adversely affect our business and our profitability.

●	U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Risks Related to Our Ordinary Shares and the Trading Market

Risks and uncertainties related to our Ordinary Shares and the trading market include, but are not limited to, the following:

●	If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States holders of our Ordinary Shares could be subject to adverse United States federal income tax consequences.

●	We have identified several control deficiencies in our internal control over financial reporting. If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

●	We do not intend to pay dividends for the foreseeable future.

●	The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

●	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, which may limit the information publicly available to our investors and afford them less protection than if we were a U.S. issuer.

●	If we cannot satisfy the listing requirements and other rules of Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

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

We have incurred substantial losses in the past and may incur losses in the future. There is substantial doubt about our ability to continue as a going concern.

As discussed in “Note 3” to the consolidated financial statements to this annual report, we have suffered significant losses from operations resulting in a significant decrease in working capital that raises substantial doubt about our ability to continue as a going concern. Our net revenue was $45,050,405, $38,125,668 and $7,409,272 for the years ended December 31, 2023, 2022 and 2021, respectively. Our net loss was $32,920,724, $23,124,402 and $8,714,332 for the year ended December 31, 2023, 2022 and 2021, respectively. The losses during the reporting periods were mainly due to the material and negative impact of the COVID-19 pandemic on our business, and the large capital investment injected by us into the new business venture, Sunrise Guizhou, to enter into the manufacture and sales of lithium-ion power battery anode materials. Our limited history of operation makes it difficult to evaluate our future prospects.

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources and ability to obtain additional financial support in the future, and its operating and capital expenditure commitments.

Management’s plan to alleviate the substantial doubt about our ability to continue as a going concern as the following: working to improve our liquidity and working capital sources, mainly through cash flow from its operations, renewal of bank borrowings, equity or debt offering and borrowing from related parties. In order to fully implement our business plan and recover from continuing losses, we may also seek equity financing from outside investors. There can be no assurance that additional financing, if required, would be available on favorable terms or at all and/or that the foregoing plans and arrangements will be sufficient to fund our ongoing capital expenditures, working capital, and other requirements.

If we cannot manage our growth effectively and efficiently, our results of operations or profitability could be adversely affected.

We are expanding our operations into the graphite anode manufacturing and sales business. In April 2022, we entered into an investment agreement with certain partners to form a joint venture, Sunrise Guizhou, which is dedicated to the production of lithium-ion power battery anode materials. As of the date of this annual report, we have made substantial investment into the new venture. Such expansion has placed, and will continue to place, substantial demands on our financial, managerial, operational, technological and other resources. Our expansion has placed significant demands on us to maintain the quality of our services to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational and administrative systems and our quality control, and recruit, train and retain additional qualified professionals as well as other administrative and sales and marketing personnel, particularly as we expand into new business ventures and launch new business initiatives. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new expansion into our operations. As a result, our results of operations or profitability could be adversely affected.

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

Before we develop certain new products in our graphite anode manufacturing and sales business, we must obtain a variety of approvals from local and municipal governments in the PRC for the operating of our graphite anode manufacturing and sales business. We have obtained the following in relation to our graphite anode manufacturing and sales business: construction permits, fire acceptance record certificate, sewage discharge permit, environmental impact statements, and product quality system certification, including: ISO 14001:2015, ISO 45001:2018, ISO 9001:2015, ISO 16949:2016. In addition, based on the progress of our relevant construction projects, we are applying for other necessary licenses that are required by relevant PRC rules. There is no assurance that we will be able to obtain all required licenses, permits, or approvals from government authorities. If we fail to obtain all required licenses, permits or approvals, we may be unable to expand our operations.

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

There are uncertainties with respect to the interpretation and implementation of existing and future laws and regulations governing our business activities. As of the date of this annual report, we (i) have received from PRC authorities the material licenses, permissions, and approvals needed to engage in the businesses currently conducted in the PRC, (ii) no such permission or approval has been denied, and (iii) based on the progress of our relevant construction projects, we are applying for other necessary licenses that are required by relevant PRC rules. However, we cannot assure you that any of these entities will be able to receive clearance of such compliance requirements in a timely manner, or at all. Any failure of these entities to fully comply with such compliance requirements may cause our PRC subsidiaries, or the VIE and its subsidiaries to be unable to begin their new businesses or operations in the PRC, subject them to fines, relevant new businesses or operations suspension for rectification, or other sanctions, which may materially and adversely affect our business, financial conditions and results of operations.

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

We believe our key trademark, “Sunrise” and “晖阳,” for which we have obtained trademark protection , and 27 patents , are critical to our success. Any unauthorized use of our trademarks or other intellectual property rights could harm our competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use are difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially.

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

To successfully establish and operate the graphite anode manufacturing and sales business, in addition to capital contributions, we need our partner’s expertise in a number of areas, such as advanced technology R&D, marketing and sales. In the event that we cannot maintain our cooperative relationships with our joint venture partners, on terms favorable to us or at all, we will need to source other business partners, and we may lose access to key strategic assets, which could result in material and adverse effects on our business and results of operations.

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

Sunrise Guizhou’s customers are manufacturers of industrial and consumer energy storage lithium-ion batteries, such as batteries for electric vehicles and electric ships, and smart consumer electronics. For fiscal year ended December 31, 2023, Sunrise Guizhou had 23 customers. Three customers accounted for more than 10% of Sunrise Guizhou’s total sales, accounting for 38%, 25%, and 11%, respectively.

For fiscal year ended December 31, 2022, Sunrise Guizhou had 16 customers. Four customers accounted for more than 10% of Sunrise Guizhou’s total sales, accounting for 28%, 20%, 19% and 19% respectively.

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

Sunrise Guizhou entrusts third-party contract manufacturers for certain processes for the manufacturing of its graphite anode products.

As of the date of this annual report, Sunrise Guizhou entrusts certain processes of the manufacturing of its graphite anode products to third-party contractors, who might be unable to timely manufacture its products or produce the quantity and quality required to meet its commercial needs, or may not be able to execute our manufacturing procedures appropriately, or may not perform as agreed upon, or to produce, store and distribute its products satisfactorily. Any of the above could adversely affect the business results of operations and financial condition.

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

We cannot assure you that the PRC courts or regulatory authorities may not determine that our corporate structure and VIE Agreements violate PRC laws, rules or regulations. If the PRC courts or regulatory authorities determine that our contractual arrangements are in violation of applicable PRC laws, rules or regulations, the VIE Agreements will become invalid or unenforceable, and the VIE will not be treated as VIE entities and we will not be entitled to treat the VIE’s assets, liabilities and results of operations as our assets, liabilities and results of operations, which could effectively eliminate the assets, revenue and net income of the VIE from our balance sheet, which would most likely require us to cease conducting our business and would result in the delisting of our Class A Ordinary Shares from the Nasdaq Capital Market and a significant impairment in the market value of our Class A Ordinary Shares.

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

The dual class structure of our ordinary shares has the effect of concentrating voting control with our Chairman, and his interest may not be aligned with the interests of our other shareholders.

We have adopted a dual-class voting structure, consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one vote per Class A Ordinary Share, and holders of Class B Ordinary Shares are entitled to twenty votes per Class B Ordinary Share, which may cause the holders of Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. As of the date of this annual report, Haping Hu, our CEO and chairman of the board of directors, beneficially owns 1,573,189, or 8.04% of our issued Class A Ordinary Shares, and 6,567,272, or 100%, of our issued Class B Ordinary Shares, representing approximately 88.07% of the voting rights in our Company. As a result, until such time as Haiping Hu’s voting power is below 50%, he, as the controlling shareholder, has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. He may take actions that are not in our best interest or in the best interest of other shareholders. These corporate actions may be taken even if they are opposed by other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B Ordinary Shares may also be dilutive to the holders of Class A Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

As a “controlled company” under the listing rules of the NASDAQ Stock Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

As of the date of this annual report, Haiping Hu, our CEO and chairman of the board of directors, beneficially owns the majority of the voting power of our outstanding Ordinary Shares. Under NASDAQ Listing Rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the NASDAQ Listing Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future if we meet certain disclosure requirements. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ Stock Market corporate governance requirements. Our status as a controlled company could cause our Class A Ordinary Share to look less attractive to certain investors or otherwise harm our trading price.

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

Because we are a Cayman Islands exempted company and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

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

Risks Related to Doing Business in China

The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and, and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

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

The Trial Measures and the revised Provisions that recently issued by the PRC authorities may subject us to additional compliance requirements in the future, as there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, and we cannot assure you that we will be able to comply with all the new regulatory requirements of the Trial Measures, the revised Provisions, or any future implementing rules on a timely basis, or at all. Any failure by us to fully comply with the new regulatory requirements, including but not limited to the failure to complete the filing procedures with the CSRC if required, may significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

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

We face risks related to health epidemics such as the COVID-19, which significantly disrupted our operations and may continue to adversely affect our business, financial condition and results of operations.

Our knowledge sharing and enterprise services business was significantly disrupted and may continue be materially and adversely affected by health epidemics such as the COVID-19 pandemic and other outbreaks affecting the PRC. Our business operations depend on China’s overall economy and demand for our service and products, which could be disrupted by health epidemics. In fiscal years 2022 and 2021, due to the government imposed restrictions and lock-downs that were intended to contain the spread of the COVID-19 pandemic, we were prevented from arranging many of our offline activities, resulting in cancellations or postponements of study tours, forums and sponsorship advertising events, which materially and adversely impacted the performance of our knowledge sharing business. For fiscal year 2021, revenues generated from the core business of our knowledge sharing platform (member services, enterprise services and online services) decreased by approximately 76%, compared to the same period of fiscal year 2020. For the year ended December 31, 2022, the revenues generated from the core services of our knowledge sharing platform (member services, enterprise services and online services) decreased by approximately 95%, compared to that of fiscal year 2021. Although the PRC government relaxed its COVID-19 restrictions since December 2022, and although in fiscal year 2022, the Company transitioned its core business from knowledge sharing and enterprise services to graphite anode material sales, which was not materially impacted by the COVID-19 pandemic, there still remains a possibility of further outbreaks of COVID-19 variants or other adverse public health developments in China would likely have a material adverse effect on our business operations as such outbreak or other development could significantly impact the Chinese economy and our industry, disrupt our operations and adversely affect our business, financial condition and results of operations.

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

Because our business is conducted in RMB and the price of our Class A Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

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

The disclosures in our reports and other filings with the SEC and our other public pronouncements may be subject to the scrutiny of any regulatory bodies in the PRC.

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

On December 29, 2022, the provisions of the Accelerating Holding Foreign Companies Accountable Act were signed into law by President Biden as part of the Consolidated Appropriations Act, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to issue new determinations with the HFCAA, if needed.

Our auditor prior to December 16, 2022, Friedman and our current auditor, MarcumAsia, are headquartered in Manhattan, New York and registered with the PCAOB. Our auditors are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards, and have been inspected by the PCAOB on a regular basis. Neither Friedman nor MarcumAsia is subject to the determinations announced by the PCAOB on December 16, 2021. As such, as of the date of this annual report, our listing is not affected by the Holding Foreign Companies Accountable Act and related regulations. However, the recent developments would add uncertainties to our continued listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. Furthermore, there is a risk that our auditor cannot be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless.

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

If the CSRC, MOFCOM, or another PRC regulatory agency determines that government approval was required for the VIE arrangement between GIOP BJ and the VIE, or if prior CSRC approval for overseas financings is required and not obtained, we may face severe regulatory actions or other sanctions from MOFCOM, the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines or other penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from overseas financings into the PRC, restrict or prohibit payment or remittance of dividends to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel overseas financings, to restructure our current corporate structure, or to seek regulatory approvals that may be difficult or costly to obtain.

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

We have identified several material weaknesses in our internal control over financial reporting. If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

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

Since we are an emerging company, our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. During the course of preparing our consolidated financial statements as of and for the years ended December 31, 2023, we identified material weaknesses and other control deficiencies in our internal control over financial reporting. Many of the deficiencies noted below were communicated to us from our independent registered public accounting firm as observations, which stemmed from their audit. The material weaknesses identified included: (1) a lack of formal internal controls policies over financial closing and reporting processes, which may increase risk of error, fraud, misstatement of financial reporting, or even non-compliance with related regulations for a U.S. listed Group; (2) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, and accounting policies and procedures manual that covers U.S. GAAP and SEC financial reporting requirements to complete relate US GAAP and SEC reporting; (3) a lack of ability to account for complex financial and equity instruments; and (4) a lack of appropriately restricted to privileged level access to employees. As a result of the above, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective.

We are taking a number of measures to tackle the control deficiencies identified, including: (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) preparing a comprehensive accounting policies and procedures manual that covers financial closing and reporting processes, U.S. GAAP and SEC financial reporting requirements, and ensuring that accounting personnel are familiar with and follow the manual; and (iv) Reinforcing the implementation of IT authorization limits matrix and segregation of duties systems to ensure the appropriateness of all approvals, authorizations, and confirmations granted.

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

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, which may limit the information publicly available to our investors and afford them less protection than if we were a U.S. issuer.

As a Cayman Islands company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq Stock Market listing standards (“Nasdaq Rules”). However, the Nasdaq Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Rules. We currently follow home country practice in lieu of the requirements under the Nasdaq Rules with respect to certain corporate governance standards. For example, based on home country practice, we are not required to seek shareholder approval for issuance of 20% or more of our outstanding ordinary shares or voting power in a private offering (as defined by Nasdaq Rules). Accordingly, our shareholders may not be provided with the benefits of certain corporate governance requirements of the Nasdaq Rules. Please see ITEM 16.G. CORPORATE GOVERNANCE for further details.

Further, as a foreign private issuer we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. We are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

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

●

provisions that restrict the ability of our shareholders holding in aggregate less than thirty percent (30%) of the outstanding voting shares in the company to call general meetings or annual general meetings and to include matters for consideration at shareholder meetings; and

●	provisions that prevent shareholders holding in aggregate less than ten percent (10%) of the outstanding voting shares in the company to requisition general meetings of the Company.

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

If the Nasdaq Capital Market delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Class A Ordinary Shares are a “penny stock,” which will require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

You may be unable to call, requisition or present proposals before general meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association and have been provided for in the amended articles and memorandum of association of the Company, subject to the restrictions described therein. General meetings may be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten percent of the rights to vote at such general meetings.

To the extent that shareholders hold in aggregate less than thirty percent (30%) of the outstanding voting shares in the Company, they cannot: (a) call general meetings or annual general meetings; and (b) include matters for consideration at shareholder meetings.

A shareholder may give notice to the Company of business proposed to be brought before an annual general meeting provided that such notice of proposal of business must be delivered to, or mailed and received at the principal executive offices of the Company not less than ninety (90) days and not more than one hundred and twenty (120) days prior to the one-year anniversary of the preceding year’s annual general meeting; provided, however, that if the date of the annual general meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, such notice by the Member, to be timely, must be so delivered, or so mailed and received, not later than the ninetieth (90th) day prior to such annual general meeting or, if later, the tenth (10th) day following the day on which “public disclosure” of the date of such meeting was first made by the Company.

The dual-class structure of our ordinary shares may adversely affect the trading market and price for our Class A Ordinary Shares.

We have adopted a dual-class share voting structure. Several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares. Furthermore, our Class A Ordinary Shares may be excluded from certain stock indices as a result of our disparate voting stock structure, which structure may adversely affect the trading market and price for our Class A Ordinary Shares.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we primarily operate our businesses through PRC operating entities. In 2022, Sunrise Guizhou was established by our wholly owned subsidiary, Zhuhai Zibo, and certain other joint venture partners, as a limited company pursuant to PRC laws, for the purpose of manufacturing and sales of graphite anode materials. Zhuhai Zibo currently owns a 39.35% equity interest in Sunrise Guizhou, but has the power to cast a majority of votes at the meeting of the board of directors and governs the financial and operating policies of Sunrise Guizhou under an agreement among the shareholders. We operate a knowledge sharing platform through the VIE, of which we do not own any equity interest; rather we consolidate the VIE via a series of contractual arrangements between GIOP BJ and the VIE. The VIE (formerly known as Beijing Huatai Yihe Co., Ltd.) was established in 2014 as a limited company pursuant to PRC laws for the purpose of providing corporate consulting services.

The VIE established a wholly owned subsidiary, GMB Hangzhou, on November 1, 2017, pursuant to PRC laws.

In 2017 and 2018, the VIE also established three subsidiaries pursuant to PRC laws, which were GMB (Beijing), GMB Culture, and GMB Consulting. The VIE owns 51% of the equity interest of each of these three subsidiaries. Additionally, GMB Culture has a subsidiary, Mentor Board Voice of Seeding (Shanghai) Cultural Technology Co., Ltd., and owns 60% of its equity interest.

On February 22, 2019, the holding company, Sunrise New Energy Co., Ltd. (then known as Global Internet of People, Inc.), was incorporated as an exempted company with limited liability under the laws of the Cayman Islands. Sunrise New Energy Co., Ltd. owns 100% of GMB HK, a Hong Kong company incorporated on March 22, 2019.

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

On February 11, 2021, the Company closed its initial public offering (“IPO”). The ordinary shares of par value US$0.0001 each in the capital of the Company commenced trading on The Nasdaq Capital Market under the ticker symbol “SDH” on February 9, 2021.

On October 8, 2021, the Company established a wholly-owned-subsidiary, SDH New Energy, pursuant to Hong Kong laws.

On October 15, 2021, SDH New Energy established a wholly-owned-subsidiary, Zhuhai Zibo, pursuant to PRC laws.

On November 23, 2021, SDH New Energy established a wholly-owned-subsidiary, Zhuhai Guizhou, pursuant to PRC laws.

On January 7, 2022, the VIE established Beijing Mentor Board Health Technology Co., Ltd (“GMB Health”) pursuant to PRC laws. The VIE owns 100% of the equity interest of GMB Health. Additionally, on December 8, 2023, GMB Health acquired a subsidiary, Shidong Yike (Beijing) Technology Co., Ltd., and owns 51% of its equity interest.

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

On August 5, 2022, at the 2022 annual general meeting of shareholders of the Company, the shareholders of the Company approved to change the Company’s name from Global Internet of People, Inc. to Sunrise New Energy Co., Ltd. The name change of the Company became effective on August 10, 2022. In conjunction with the name change, the Company’s Ordinary Shares of par value US$0.0001 each began trading on the NASDAQ Capital Market under the new ticker symbol “EPOW” as of the opening of trading on August 15, 2022.

On February 8, 2024, at the 2023 annual general meeting of shareholders of Company, the shareholders approved a re-designation and re-classification of the Company’s Ordinary Shares into Class A Ordinary Shares and Class B Ordinary Shares. See “Item 10. ADDITIONAL INFORMATION” of this annual report for further details.

Pursuant to PRC laws, each entity formed under PRC law shall have certain business scopes as submitted to the Administration of Industry and Commerce or its local counterpart. Pursuant to specific business scopes, approval by the relevant competent regulatory agencies may be required prior to commencement of business operations. As such, GIOP BJ’s business scope is to primarily engage in the following: technology development, technology promotion, technology transfer, technical consultation, technical services; sales of self-developed products; business management consulting; corporate planning; conference services, organization of cultural and artistic exchange activities (excluding commercial performances); economic and trade consulting. Since the sole business of GIOP BJ is to provide the VIE with technical support, consulting services and other management services relating to its day-to-day business operations and management in exchange for a service fee approximately equal to the VIE’s earnings before corporate income tax, i.e., the VIE’s revenue after deduction of operating costs, expenses and other taxes, subject to adjustment based on services rendered and the VIE’s operation needs, such business scope is necessary and appropriate under PRC laws. the VIE, on the other hand, is also able to, pursuant to its business scope, provide a platform for our Members to obtain practical corporate guidance, financing sources, resource joining, assistance with corporate emergencies, support with public listings and other mutual assistance services.

We consolidate the VIE through contractual arrangements, which are described under “Business — Contractual Arrangements between GIOP BJ, the VIE and Its Shareholders.” Sunrise New Energy is a holdings company with no business operation other than holding the shares in GMB HK, which is also a pass-through entity with no business operation.

Our principal executive offices are located at Room 703, West Zone, R&D Building, Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road, Zhangdian District, Zibo City, Shandong Province, PRC, and our phone number is +86 10-82967728. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands, and the phone number of our registered office is +1 345 945 3901. We maintain a corporate website at https://www.sunrisenewenergy.com/.

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

B. Business Overview

We are a Cayman Islands holding company conducting a substantial portion of our operations in China through our PRC operating entities. Unless otherwise stated, as used in this annual report, the term’s “we,” “us,” “our,” “Sunrise New Energy,” “our Company,” and the “Company” refer to Sunrise New Energy Co., Ltd., an exempted company limited by shares incorporated under the laws of the Cayman Islands; and “SDH” or “the VIE” are to Global Mentor Board (Zibo) Information Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which we control via a series of contractual arrangements among GIOP BJ, SDH and shareholders of SDH (the “VIE Agreements”).

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

Beginning in fiscal year 2022, we started transitioning our core business from knowledge sharing and enterprise services to sales of graphite anode material products. In April 2022, we entered into the graphite anode material manufacturing and sales business through a joint venture, Sunrise Guizhou, of which we currently own 39.35% through our wholly owned subsidiary, Zhuhai Zibo. We consolidate Sunrise Guizhou’s financials because we own a majority of seats on its board of directors and control its financial and operating policies pursuant to an agreement among its funding shareholders. Sunrise Guizhou is located at Yilong New District, Xingyi City, Qian Southwest State, Guizhou Province, China. The land use of Sunrise Guizhou’s graphite anode manufacturing site is approximately 294,452.6 square meters, which Sunrise Guizhou purchased in March 2022 for approximately $6.6 million. Sunrise Guizhou began construction of the manufacturing plant in April 2022, and the first and second phase construction of (30,000 tons annual manufacturing capacity) of the manufacturing plant has been completed. The third phase of construction of the manufacturing plant (20,000 tons annual manufacturing capacity) was approved by the board of the directors of the Company in March 2023, and is under construction.

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

Our Past Performance

We generated net revenue of $45,050,405 and $38,125,668, $7,409,272 for the fiscal years 2023, 2022 and 2021, respectively. For fiscal year 2023, net revenue increased by $6,924,737, or 18.16%, which increase was mainly driven by the sale of graphite anode material products. For fiscal year 2022, net revenue increased by $30,716,396, or 415%, which increase was mainly driven by the sale of graphite anode material products. Beginning in fiscal year 2022, sales of graphite anode material products became a major revenue source, while revenue from knowledge sharing and enterprise services business accounted for a small portion of the total revenue. We expect this trend to continue as we continue to develop our graphite anode material business.

Our revenues for fiscal years 2023 and 2022 were derived from the following sources:

REVENUES, NET	2023	2022
Graphite anode business	$44,384,004	$37,580,677
Peer-to-peer knowledge sharing and enterprise business	666,401	544,991
Member services	-	106,724
Enterprise services
-Comprehensive tailored services	10,784	153,658
-Sponsorship advertising services	-	-
-Consulting services	471,978	9,645
Online services	7,827	2,100
Other revenues	175,812	272,864
Revenues, net	$45,050,405	$38,125,668

For fiscal year 2023, revenue from the sale of graphite anode material products was $44,384,004, which accounted for 98.52% of our total revenues, and revenue from knowledge sharing and enterprise business was 666,401, which accounted for approximately 1% of our total revenue.

For fiscal year 2022, revenue from the sale of graphite anode material products was $37,580,677, which accounted for 99% of our total revenues, and revenue from the knowledge sharing and enterprise services business was $544,991, which was a 93% decline from fiscal 2021 and accounted for only 1% of our total revenues. The decline of this business was due to the material negative impact of the large-scale COVID-19 lockdowns in China, during which time the normal business operations were seriously disrupted, as the VIE relied on in-person networking and meetings in order to both conduct and promote many aspects of this business.

Graphite Anode Material Manufacturing and Sales Business

In April 2022, we entered into the graphite anode material manufacturing and sales business through a joint venture, Sunrise Guizhou, of which we currently own 39.35% through our wholly owned subsidiary, Zhuhai Zibo. Sunrise Guizhou is located at Yilong New District, Xingyi City, Qian Southwest State, Guizhou Province, China. The land use of Sunrise Guizhou’s graphite anode manufacturing site is approximately 294,452.6 square meters. Sunrise Guizhou purchased the site in March 2022 for approximately $6.6 million. Sunrise Guizhou began construction of the manufacturing plant in April 2022, and the first and second phases of construction of (30,000 tons annual manufacturing capacity) of the manufacturing plant has been completed. The third phase of construction of the manufacturing plant (20,000 tons annual manufacturing capacity) was approved by the board of the directors of the Company in March 2023, and is currently under construction.

Products

Sunrise Guizhou’s products include various artificial graphite anode material products. Artificial graphite is made of petroleum coke, needle coke and pitch coke as the main material, and formed after crushing, shaping, granulation and graphitization. The performance, features and uses of Sunrise Guizhou’s products are as follows:

Type	Product Image	Medium Particle Size (um)	Designed Capacity (mAh/g)	Compaction (g/cc)	Features	Uses
Cost-effective artificial graphite		15.5±2.5	340-348	1.50-1.60	Excellent comprehensive performance, long cycle, cost-effective	Power batteries and energy storage batteries; cell of soft pack, square aluminum shell, and cylindrical batteries
Volumetric artificial graphite		16.5±2.5	348-355	1.60-1.65	High energy density and comprehensive performance	Multiple long-cycle square, cylindrical, polymer batteries
Multiplier rate artificial graphite		13.5±3.0	347-353	1.55-1.63	Excellent comprehensive performance, long cycle, good rate performance	Power anode material, cell of soft pack, square aluminum shell, and cylindrical batteries
High capacity and high compaction artificial graphite		16.0±2.0	353-358	1.63-1.68	High energy density, excellent comprehensive performance	Power anode material, cell of soft pack, square aluminum shell, and cylindrical batteries
Volumetric artificial graphite		13.5±3.0	350-355	1.60-1.65	High energy density and comprehensive performance	Multiple long-cycle square, cylindrical, polymer batteries
High capacity and rate artificial graphite		12.5±3.0	349-354	1.58 -1.65	High energy density and power performance, long cycle life	Multiple long cycle square and polymer batteries
Cost-effective long-cycle artificial graphite		11.0±2.5	340-345	1.45-1.55	Excellent comprehensive performance, long cycle, cost-effective	Energy storage anode material, cell of soft pack, square aluminum shell, and cylindrical batteries
Higher energy density artificial graphite		13.5±2.0	355-360	1.65-1.70	High energy density, good rate performance	Power batteries and energy storage batteries; cell of soft pack, square aluminum shell, and cylindrical batteries
EV fast charging artificial graphite		12.0±2.5	≥350	1.50-1.60	High energy density, good rate performance,long cycle	Power batteries and energy storage batteries; cell of soft pack, square aluminum shell, and cylindrical batteries
Higher energy density and long cycle artificial graphite		11.0±2.0	350-355	1.55-1.60	High energy density,long cycle	Energy storage anode material, cell of soft pack, square aluminum shell, and cylindrical batteries
High temperature performance and long cycle artificial graphite		11.0±2.0	≥350	1.55-1.60	Low swelling,High temperature performance and long cycle	Energy storage anode material, cell of soft pack, square aluminum shell, and cylindrical batteries

Direct Sales Channel

Sunrise Guizhou markets its graphite anode products through a direct sales channel, through its sales department, which consists of five experienced employees who report directly to the CEO of Sunrise Guizhou. The CEO of Sunrise Guizhou has more than 20 years of experience in the lithium-ion battery material industry, and has accumulated extensive business connections in this industry. The initial step to develop relationships with a potential customer is making a targeted sales pitch, and if a potential customer responds to the sales pitch or shows interest in the products, Sunrise Guizhou then goes through the qualification process in order to become a supplier. The qualification process usually consists of the following steps: (1) Sunrise Guizhou sends out samples of its graphite anode to the potential customer, (2) the potential customer conducts preliminary tests to evaluate the sample products, (3) if the sample products pass the initial evaluations, the next step is generally a small commercial order placed by the potential customer to verify the product quality on a commercial scale, and (4) the potential customers often send an engineering team to visit Sunrise Guizhou’s R&D center and quality control department, to further assess the quality and performance of Sunrise Guizhou’s products. If Sunrise Guizhou successfully passes each of the above validation steps, the potential customer usually starts negotiating a supplier agreement with Sunrise Guizhou.

Customers

For fiscal year 2023 and 2022, Sunrise Guizhou had 23 and 16 customers, respectively. Sunrise Guizhou’s customers are manufacturers of industrial and consumer energy storage lithium-ion batteries, such as batteries for electric vehicles and electric ships, and smart consumer electronics. The vast majority of Sunrise Guizhou’s customers are Chinese companies, and some of them are large well-known companies, including the following:

●	BYD Company Limited is one of the world’s largest automobile manufacturing and sales companies, with global sales of more than 3 million vehicles in 2023, of which 1.6 million were electric vehicles. BYD is a listed company in Hong Kong and Shenzhen, with a total market value of more than 585 billion yuan (82 billion USD).;

●	Contemporary Amperex Technology Co. Limited (CATL) is the world’s largest battery manufacturer. CATL has ranked first globally for seven consecutive years, according to SNE Research, a South Korean battery and energy research company, which recently released global EV battery consumption volume data in 2023. CATL’s EV battery consumption volume reached 259.7GWh, with an increase of 40.8% compared to 2022 and a market share as high as 36.8%, nearly 21% ahead of the second.

●	Jiangsu Pylontech Battery Co., Ltd., a leading energy storage lithium battery manufacturer in China, whose products are mainly exported to Europe and the United States.

●	Hangzhou Narada Power Technology Co., Ltd., one of China’s leading battery energy storage system suppliers, whose products are mainly exported to Europe and the United States.

●	Xiamen Hithium Energy Storage Technology Co., Ltd.: a company dedicated to industrial and commercial energy storage batteries.

For the fiscal year ended December 31, 2023, three customers accounted for more than 10% of Sunrise Guizhou’s total sales, with each accounting for 38%, 25% and 11% of the total sales, respectively. For the fiscal year ended December 31, 2022, four customers accounted for more than 10% of Sunrise Guizhou’s total sales, with each accounting for 28%, 20%, 19% and 19% of the total sales, respectively. As Sunrise Guizhou grows its customers bases, it is expected that the concentration of sales will diminish in the future. See “Risk Factors—Risks Related to Our Business—Sunrise Guizhou depends on a few major customers with whom it does not enter into long-term contracts, the loss of any of which could cause a significant decline in its revenues.”

Raw Materials and Suppliers

Sunrise Guizhou sources raw materials, including asphalt coke, petroleum coke, needle coke, and American petroleum coke, from suppliers in China, the United States, Romania, and Indonesia, to diversify its raw material origins and stabilize its supply chain. Sunrise Guizhou selects suppliers based on many criteria including but not limited to: quality, production site, production process, delivery cycle, and price. As there are a variety of options for supplies, and the technical demand of preparing most of the raw materials are relatively low, Sunrise Guizhou does not anticipate difficulties in obtaining raw materials. Sunrise Guizhou purchases raw materials on a per purchase order basis. The prices for these raw materials are nevertheless subject to market forces largely beyond our control, including energy costs, market demand, economy trend, and freight costs. The prices for raw materials have fluctuated in the past, and may fluctuate significantly in the future. See “Risk Factors—Risks Related to Our Business—Sunrise Guizhou faces the risk of fluctuations in the cost, availability, and quality of raw materials, which could adversely affect our results of operations.” The costs of raw materials accounted for 29% of the total costs of production for fiscal year 2023, and no supplier accounted for more than 10% of Sunrise Guizhou’s total costs for raw materials. The costs of raw materials accounted for 34% of the total costs of production for fiscal year 2022, and two suppliers accounted for more than 10% of Sunrise Guizhou’s total costs for raw materials.

Third-party Contract Manufacturers

Sunrise Guizhou entrusts third-party contract manufacturers for the graphitization processes of the manufacturing of its graphite anode products. Sunrise Guizhou implements a rigorous process for selecting third-party contract manufacturers. Sunrise Guizhou strictly evaluates various factors, including the production capacity, quality control management, environmental qualifications, and key customers of its contract manufacturers. Sunrise Guizhou regularly sends its technical team and quality control team to the facilities of the contract manufacturers for on-site supervision, guidance and quality control. Sunrise Guizhou issues a detailed quantitative scoring table for each contract manufacturer every month to evaluate their performance. As of the date of this annual report, Sunrise Guizhou contracts with 34 third-party contract manufacturers in China.

Industry and Competition

At present, lithium batteries are widely used in new energy vehicles, energy storage, electric ships, and smart homes, and the boundaries of use continue to expand, resulting in a trillion-dollar market. According to the “Lithium-ion Battery Market Size, Share & Trends Analysis Report By Product (Lithium Cobalt Oxide, Lithium Iron Phosphate, Lithium Nickel Cobalt Aluminum Oxide), by Application (Automotive, Consumer Electronics), Region, and Segment Forecasts, 2024 - 2030” published by Grand View Research in November 2023, the global lithium-ion battery market size was estimated at USD 54.4 billion in 2023 and is projected to grow at a compound annual growth rate (CAGR) of 20.3% from 2024 to 2030. Global registration of electric vehicles (EVs) is anticipated to increase significantly over the forecast period. We believe that the lithium-ion battery industry is witnessing unprecedented growth, fueled by pivotal roles these batteries play in addressing both environmental concerns and the need for reliable energy storage solutions in automotive sector. This trend is expected to reshape the energy landscape, with lithium-ion batteries at the forefront of powering a cleaner and more sustainable future for transportation. Lithium-ion batteries are also utilized for providing backup power supply for commercial buildings, data centers, and institutions. Also, lithium-ion battery is preferred for energy storage in residential solar PV systems. These factors are expected to boost the growth of energy storage applications over the forecast period. In addition, lithium-ion batteries are used in numerous industrial applications, such as power tools, cordless tools, marine equipment & machinery, agricultural machinery, industrial automation systems, aviation, military & defense, electronics, civil infrastructure, and oil & gas.

As of the date of this annual report. Sunrise Guizhou’s main competitors are lithium-ion battery anode material manufacturers such as BTR New Energy, Hitachi Chem, Shanshan Tech, Mitsubishi Chem, Zichen Tech.

Intellectual Property

Sunrise Guizhou has built a portfolio of intellectual property and plans to continue to invest in research and development. Sunrise Guizhou’s success depends, in part, on its ability to protect its intellectual property. To accomplish this, Sunrise Guizhou relies on a combination of patents, trade secrets, including employee and third-party nondisclosure agreements, trademarks, and other contractual rights to establish and protect proprietary rights in intellectual property. As of the date of this annual report, Sunrise Guizhou has 27 authorized patents (26 in China and one in Japan), and 34 in the various phases of their applications (32 in China, one in the US, and one in South Korea). In addition, Sunrise Guizhou owns 5 registered trademarks. Set forth below is a detailed description of its authorized patents:

	Country	Patent No	Patent Name	Publication Date	Type	Validity Period
1	PRC	ZL 2017 1 1155250.2	A lithium-ion battery, silicon-carbon negative electrode material used and preparation method thereof	20-Nov-17	invention patents	20 years
2	PRC	ZL 2017 2 1552539.3	A system for intermittent coking to produce negative electrode coke	20-Nov-17	utility model patents	10 years
3	PRC	ZL 2018 1 683803. 1	Production device for multi-stage series continuous heating, coating and granulation of negative electrode materials	17-Oct-18	utility model patents	10 years
4	PRC	ZL2022 1 0339329.5	A kind of sulfur and phosphorus co-doped hard carbon composite material and its preparation method	1-Apr-22	invention patents	20 years
5	PRC	ZL2022 1 0386246. 1	A high first efficiency hard carbon composite material and its preparation method	13-Apr-22	invention patents	20 years
6	PRC	ZL 20221 0396110.9	A fast ion conductor-coated silicon-carbon composite material and its preparation method	15-Apr-22	invention patents	20 years
7	PRC	ZL 2022 1 0400775.2	A kind of preparation method of lithium-ion battery negative electrode material	17-Apr-22	invention patents	20 years

	Country	Patent No	Patent Name	Publication Date	Type	Validity Period
8	PRC	ZL2022 1 0400796.4	A high energy density fast charging graphite composite material and its preparation method	17-Apr-22	invention patents	20 years
9	PRC	ZL 2022 1 0400774.8	A sulfur-containing fast ion conductor-coated graphite composite material and its preparation method	17-Apr-22	invention patents	20 years
10	PRC	ZL 2022 1 0400788.X	A long-life fast-charging lithium-ion battery negative electrode material and its preparation method	17-Apr-22	invention patents	20 years
11	PRC	ZL 2022 1 0401382.3	A long-life and high-efficiency hard carbon composite material and its preparation method	18-Apr-22	invention patents	20 years
12	PRC	ZL 202210741 488	A method for preparing porous silver-coated hard carbon composite materials by magnetron sputtering	28-Jun-22	invention patents	20 years
13	PRC	ZL 2022108 518691	A method for preparing hard carbon composite materials used in sodium-ion batteries	20-Jul-22	invention patents	20 years
14	PRC	ZL 202210851 672	A high first efficiency and high energy density negative electrode material and its preparation method	20-Jul-22	invention patents	20 years
15	PRC	ZL 202210867 413	A preparation method of mesophase carbon microsphere-silicon carbon composite negative electrode material	22-Jul-22	invention patents	20 years
16	PRC	ZL 202210879 637	A preparation method of high energy density fast charging graphite anode material	25-Jul-22	invention patents	20 years
17	PRC	ZL 202210917 627	A method for preparing copper phosphide/phosphorus/carbon nanotube co-doped hard carbon composite materials	1-Aug-22	invention patents	20 years
18	PRC	ZL 202210916 309	A template method to prepare magnesium-doped hollow silicon-carbon composite materials and its preparation method	1-Aug-22	invention patents	20 years
19	PRC	ZL 202211281 335	A method for preparing high-energy-density fast-charging lithium-ion battery negative electrode materials	19-Oct-22	invention patents	20 years
20	PRC	ZL 202211328 460	A method for preparing high first efficiency graphite composite materials	26-Oct-22	invention patents	20 years
21	PRC	ZL 202211376 694	A high energy density composite negative electrode material and its preparation method	4-Nov-22	invention patents	20 years
22	PRC	ZL 20221138 45496	A high energy density graphite composite material and its preparation method	7-Nov-22	invention patents	20 years
23	PRC	ZL 202211419 886	A preparation method of aluminum and rare earth co-coated graphite negative electrode composite material	14-Nov-22	invention patents	20 years
24	PRC	ZL 20221142 72063	A method for preparing negative electrode materials for long-cycle lithium-ion batteries	15-Nov-22	invention patents	20 years
25	PRC	ZL 202211427 111	Preparation method of high energy density fast charging negative electrode material	15-Nov-22	invention patents	20 years
26	PRC	ZL 20221143 80072	A hard carbon composite material for lithium-ion batteries and its preparation method	16-Nov-22	invention patents	20 years
27	JPN	2022- 170556	The invention relates to a preparation method of anode material for lithium ion battery	26-Oct-22	invention patents	20 years

Knowledge Sharing and Enterprise Service Business

The VIE, or SDH, started as a consulting company providing enterprise services to small and medium-sized enterprises in the PRC in December 2014, and launched a peer-to-peer knowledge sharing and enterprise service platform in May 2016. Since then, the VIE has been operating a knowledge sharing platform and provided services both online, via a mobile application “Shidonghui App” (the “APP”), and offline, through local offices in Beijing, Shanghai, Hangzhou, Zibo and Guizhou in China.

Knowledge Sharing and Enterprise Service Platform Ecosystem

Users and Members

Users

The APP is available in the PRC and elsewhere in the world where potential Users can access on the internet the http hyper-link provided for downloading/installing the APP on their mobile devices; anyone over the age of 18, with a mobile phone (IOS or Android) can download the APP and complete an online registration process to become a User. Currently, although the VIE does not charge any fee to register for the APP, the VIE does require Users to obtain a verification code via their mobile devices to register. Additionally, Users must agree to the Terms of Use in the form of a user agreement, which can be completed and submitted to us on the APP. As of April 30, 2024, the VIE had approximately 519,700 APP Users.

Members

Members can choose from three annual membership plans: Platinum, Diamond, and Protégé. Members enjoy services included in their respective membership plans. SDH did not have any Members for fiscal year 2022 and 2023. The following table presents the annual membership fees:

Membership Tiers	Annual Membership Fee
Platinum	RMB 16,800 (approximately US$2,435)
Diamond	RMB 98,000 (approximately US$14,203)
Protégé	RMB 500,000 (approximately US$72,464)

Mentors and Experts

Mentors

Mentors are leaders in their respective professional fields, all of them enjoy strong social influence due to their professional achievements and social status in China. The majority of Mentors are successful well-known entrepreneurs, executive officers of public companies, PE/VC partners, doctors, and artists, in a wide range of industries including academia, health care, financial service, energy, technology, manufacturing, etc. As of April 30, 2024, the VIE had 745 Mentors, and all of them were hand-picked and invited by our management to join our platform.

Experts

Experts are skilled and qualified in their specialized fields to provide advice and guidance to Users. Persons can become Experts through a certification process either on the APP or in-person at the VIE’s local offices and centers. The certification process consists of three steps: (1) an applicant is required to demonstrate his or her expertise and qualifications by submitting an application along with supporting documents such as resume, publications, and school transcripts; (2) our team reviews and verifies the applicant’s qualifications and background information, based on which we make a determination on whether to approve the application; and (3) the VIE enters into a service agreement with the approved applicant. As of April 30, 2024, the VIE had 1,928 Experts.

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

Enterprise Service Clients

The majority of the Enterprise Service Clients are small and medium-sized enterprises located in the following provinces: Zhejiang, Shanxi, Guangdong, Shandong and Liaoning, as well as Shanghai City. For the fiscal year ended December 31, 2023, or 2022, no client accounted for more than 10% of our revenues.

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

During each of the study tours and forums, a number of Mentors and Experts, along with other business leaders, are invited to attend, give speeches and host discussion sessions at these activities. The VIE compensates the attending Mentors and Experts with fees ranging from RMB5,000 (approximately US$725) to RMB20,000 (approximately US$2,899) depending on factors such as the size of the audience, the location of the activity and qualifications of the attending Mentors and Experts. For fiscal year 2023, SDH did not generate any revenue from Membership Service.

Study Tours

Beginning in 2016, the VIE started organizing study tours for our Members. The study tours are designed to provide trainings on real world business skills for entrepreneurs and executives. Each study tour generally lasts two days, in which a day and a half are dedicated to classroom style lecturing and discussions, while the remaining half day is spent on visiting the headquarters or facilities of successful enterprises. All participants are responsible for their own food, traveling and living accommodations throughout the study tours. The VIE did not offer any study tours in 2022 and 2023.

Forums

The VIE organizes large-scale forums (with more than 1,000 attendees) that last two to three days. The purpose of the forums is to share business intelligence with small and medium-sized enterprises and help them develop business plans and strategies. The themes of the forums are usually related to interpretation of newly published governmental policies, sharing of industry opportunities and perspectives on corporate transformation and growth. The VIE did not hold large-scale forums in 2022 and 2023.

Enterprise Services

In addition to providing services to Users and Members, the VIE has been providing customized enterprise service to small and medium-sized enterprises in the PRC since its inception in 2014. Enterprise service is an integral part of its platform, and a number of the Enterprise Service Clients are also Members and Users. For fiscal year 2023, 2022 and 2021, enterprise services generated $482,762, $163,303, and $4,751,819 in revenues, respectively.

Below are the three main enterprise services we provide:

Comprehensive Tailored Services

Comprehensive tailored services are geared towards small and medium-sized businesses, to provide tailored packaged services, including conference and salon organizations, booth exhibition services, guidance by Mentors and Experts, and other value-added services, for the purpose of promoting and growing their businesses. Clients are required to enter into service agreements with us, which are individually negotiated based on the services and resources we provide. For 2023, the comprehensive enterprise services generated revenue in the amount of US$10,784 from 15 clients. For 2022, the comprehensive enterprise services generated revenue in the amount of US$153,658 from 7 clients. For 2021, the comprehensive enterprise services generated revenue in the amount of US$1,433,847 from 80 clients.

Consulting

A team of professional consultants provides enterprise consulting services and develops strategies and solutions for corporate reorganization, product promotion and marketing, industry supply chain integration, corporate governance, financing and capital structure, etc. The consulting services are customized to meet each client’s specific needs and requirements. The fees and payment structures are based on the specifics of the services we provide, such as the time and efforts required, the duration of the service, and are usually in the range of RMB20,000 (approximately US$2,973) to RMB80,000 (approximately US$11,894) for a one-time service charge, or monthly fees in the amounts of RMB10,000 (approximately US$1,487) to RMB20,000 (approximately US$2,973) for continued services. For fiscal years 2023, 2022 and 2021, consulting generated $471,978, $9,645, and $1,583,583 in revenues, respectively.

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

The fees we charge for sponsorship advertising is in the range of RMB500,000 (approximately US$74,337) to RMB2,000,000 (approximately US$297,349) per engagement, depending on several specific factors, such as the number of the participants, the location, and popularity of an event. For fiscal years 2023 and 2022, sponsorship advertising service did not generate any revenues.

Sale of Merchandise

In late 2019, the VIE started procuring and offering merchandise for sale through its platform to clients and the general public. The afore-mentioned merchandise included Chinese tea, red wine, wellness products, gift cards, and others. Some of the merchandise for sale was obtained from Members and enterprise service clients through exchange for collection of membership fees and consulting fees. Such exchanges were non-routine and made at our discretion, based on a number of factors, including but not limited to, the market trend and demand for such merchandise, the profit margin expected to be realized from the sale of such merchandise, and the credit-worthiness of and the relationship with these clients. Other types of merchandise were sourced and purchased from customers directly at preferred prices or from third parties, based on our knowledge of current market trends and demand generated from our platform. For fiscal years 2023, 2022 and 2021, the VIE generated $nil, $3,165 and $ $2,104,766 in revenue from sale of merchandises, respectively.

In fiscal 2022, due to deteriorating consumer demand and market conditions, the Company did not procure any merchandise and wrote down the cost of inventories of the merchandises to the estimated net realizable value, which was $nil, resulting in $2,711,158 impairment.  In fiscal year 2023, the VIE discontinued the sale of merchandise.

Online Service

The VIE provides Users two services on the APP: (1) Question and Answer (Q&A) Sessions and (2) Online Streaming of Courses and Programs. In addition, our APP has a community building function that facilitates relationship building on our platform. For example, our APP allows Users to share their “moments,” such as pictures and videos of their life experiences, via instant messaging, with other Users on the APP. Users may also “like” and/or comment on other User’s “moments.” In addition, Users may establish their own communities by creating and inviting other Users to join his or her group. For fiscal years 2023, 2022 and 2021, the VIE generated $7,827, $2,100 and $40,391 in revenue from online service, respectively.

The APP

The APP was launched in May 2016, and runs on both IOS and Android devices. The VIE strives to provide Users superb experiences on the APP and has established an in-house Information Technology team of eight employees dedicated to the development and support of our system. To date, the VIE has registered 37 computer software copyrights with the Copyright Protection Centre of China (CPCC), in connection with the development of the APP. As of April 30, 2024, the APP has been downloaded by approximately 519,700 Users. The number of average monthly active Users was approximately 230 in 2023 and approximately 495 in 2022.

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

Online Streaming of Video & Audio Courses and Programs

The VIE provides video and audio courses and programs on the APP for on-demand and live streaming. At present, the APP has approximately 4,829 audio and 5,289 video courses and programs available for streaming. The majority of the courses and programs are business-oriented, which cover subjects such as entrepreneurship development, financial service, corporate governance, team management, marketing strategy, etc. We also provide some focused courses and programs that target special audience groups, such as parent-child education for new parents, and business school selection programs for graduate students.

Other Services

Member activities, including study tours and forums, are also open to non-members, who pays a fixed fee of RMB3,000 (approximately US$424) for each activity. Fees are usually collected on site on the date of each activity. Other than member activities, the Company provides health services, such as comprehensive health management consulting solutions for high-net-worth individuals and families, which were charged fixed fees ranging from RMB 1,000 (approximately $141) to RMB 14,000 (approximately $1,977), according to the types of health services provided. For fiscal years 2023, 2022 and 2021, the VIE generated fees from other services in the amount of $175,812, $269,699, and $13,965, respectively.

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

Regulations Related to Foreign Investment in Telecommunications

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

Regulations Related to Mobile Internet Applications Information Services

In addition to the telecommunications regulations and other regulations above, mobile Internet applications and application stores are specifically regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the App Provisions, which were promulgated by the Cyberspace Administration of China, or the CAC, on June 14, 2022, and became effective on August 1, 2022. Pursuant to the App Provisions, application information service providers shall obtain the relevant qualifications prescribed by laws and regulations, strictly implement their information security management responsibilities and carry out certain duties, including establishing and completing user information security protection mechanism and information content inspection and management mechanisms, protect users’ right to know and to choose in the process of usage, and to record and preserve users’ daily usage information for at least 60 days. Furthermore, internet application store service providers and internet application information service providers shall sign service agreements to determinate both sides’ rights and obligations.

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

Sunrise Guizhou obtained the Construction Land Use Planning Permit for construction projects in March 2022 and December 2023, Construction Works Planning Permit from local urban and rural planning department for construction projects in March 2022, June 2023 and November 2023, and obtained Construction Permit from local housing and urban-rural department for construction projects in March and April 2022 .

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

On February 25, 2022 and December 12, 2023, Sunrise Guizhou obtained the approval for the Environmental Impact Report for its construction of the first phase of the manufacturing plant. On April 25, 2022, Sunrise Guizhou obtained the Pollutant Discharge License, which will remain effective for 5 years. On January 5, 2024, Sunrise Guizhou submitted the Filing for Environmental Protection Acceptance upon Completion of the Construction Project.

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

C. Organizational Structure

The following diagram illustrates our current corporate structure, which includes our significant subsidiaries as of the date of this annual report:

Contractual Arrangements among GIOP BJ, the VIE and Its Shareholders

Neither we nor our subsidiaries own any equity interest in the VIE. GIOP BJ, the VIE and its shareholders entered into a series of contractual arrangements, also known as VIE Agreements, in June 2019. Pursuant to the VIE Agreements, for accounting purposes only, we are the primary beneficiary of the VIE to the extent that we consolidate the financial results of the VIE in our consolidated statements under U.S. GAAP.

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

D.  Property, Plants and Equipment

I. The VIE currently maintains offices in Beijing and Shanghai in the PRC. The total office space is 1,205 square meters including both leased and owned properties. The VIE leases 567 square meters of office space under a non-cancelable operating lease agreement with expiration dates through December 31, 2023. Operating lease expense amounted to $17,653, $270,254, and $244,045 for the years ended December 31, 2023, 2022, and 2021, respectively. In December 2019, the Company signed property purchase agreements to acquire four properties in Beijing with approximately an aggregate of 638 square meters of office space for a total consideration of US$2,991,492. The Company paid US$1,204,094 as a prepayment during the year ended December 31, 2019 and paid the rest of the consideration of US$1,787,398 and acquired the ownership of the properties in May 2020.

II. Sunrise Guizhou maintains the below corporate office space and manufacturing properties in China.

The following table sets forth the location, approximate size, primary use and lease term of major facilities:

Location	Approximate Gross Land Area in Square Meters	Primary Use (Gross Floor Area in Square Meters)	Lease or Own
Yilong New Area, Qianxinan Prefecture, Guizhou Province,China	294,453	Office (3,434), Manufacturing (24,879) staff dormitory (4,919)	own

Future minimum lease payments under non-cancellable operating leases as of December 31, 2023 was nil.

ITEM 4.A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the Company’s financial condition and results of operations is based upon and should be read in conjunction with the Company’s consolidated financial statements and their related notes included elsewhere in this annual report. This annual report contains forward-looking statements. See “Forward-Looking Information” in this annual report. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. The Company cautions you that its businesses and financial performance are subject to substantial risks and uncertainties.

Overview

The VIE, or SDH, started operating as a consulting company providing enterprise services to small and medium-sized enterprises in the PRC in December 2014, and launched its peer-to-peer knowledge sharing and enterprise service platform in May 2016. Since then, SDH has been operating a knowledge sharing platform and providing services, both on-line, via the mobile application “Shidonghui App” (the “APP”), and off-line, through its local offices in Beijing, Shanghai, Hangzhou, Zibo and Guizhou in China.

Beginning in fiscal year 2022, we commenced the transition of our core business from knowledge sharing and enterprise services to sales of graphite anode material products. In April 2022, the Company entered into the graphite anode material manufacturing and sales business through a joint venture, Sunrise Guizhou, of which the Company currently owns 39.35% through its wholly owned subsidiary, Zhuhai Zibo. The Company consolidates Sunrise Guizhou’s financials because it owns a majority of seats on its board of directors and controls its financial and operating policies pursuant to an agreement among its funding shareholders. Sunrise Guizhou is located at Yilong New District, Xingyi City, Qian Southwest State, Guizhou Province, China. The land use of Sunrise Guizhou’s graphite anode manufacturing site is approximately 294,453 square meters. Sunrise Guizhou began construction of the manufacturing plant in April 2022, and the first and second phase construction of (30,000 tons annual manufacturing capacity) of the manufacturing plant has been completed. The third phase of construction of the manufacturing plant (20,000 tons annual manufacturing capacity) was approved by the board of the directors of the Company in March 2023, and is under construction.

Impact from COVID-19

In early January of 2020, a novel coronavirus (“COVID-19”) outbreak took place in Wuhan, China. Subsequently, it spread rapidly to Asia and other parts of the world. The COVID-19 outbreak resulted in widespread economic disruptions in China, as well as stringent government measures by the Chinese government to contain its transmissions including quarantines, travel restrictions, and temporary closures of non-essential businesses in China and elsewhere from 2020 to 2022.

Essentially all the Company’s revenues are generated in China. Consequently, the results of operations and financial performances of the Company, particularly, SDH’s knowledge sharing and enterprise services business was affected materially for the years ended December 31, 2022, 2021 and 2020. Due to the government restrictions, SDH was prevented from arranging offline activities, resulting in cancellations or postponements of study tours, forums and sponsorship advertising events. On the other hand, Sunrise Guizhou’s graphite anode material manufacturing and sales business in Guizhou Province were not severely impacted by the COVID-19, primarily due to its relatively remote location.

On May 5, 2023, the World Health Organization declared that COVID-19 is now an established and ongoing health issue which no longer constitutes a public health emergency of international concern. Going forward, we do not expect that COVID-19 will impact our results of operation materially. However, the VIE’s knowledge sharing and enterprise consulting services business had declined substantially due to the overall impact of COVID-19 on the market and economy, and we do not expect this business to fully recover. Further, the extent of the impact of COVID-19 on the Company’s future financial results will be dependent on future developments such as the length and severity of COVID-19, the potential resurgence of COVID-19, future government actions in response to COVID-19 and the overall impact of COVID-19 on the global economy and capital markets, among many other factors, all of which remain uncertain.

Results of Operations

The following table summarizes the results of the Company’s operations during the years ended December 31, 2023, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase or decrease during such periods.

	For the years ended December 31,
	2023	2022	2021

REVENUES, NET
Products	$44,384,004	$37,583,844	$2,104,767
Service	666,401	541,824	5,304,505
Total revenues	45,050,405	38,125,668	7,409,272

COSTS OF REVENUES
Products	57,172,626	38,299,090	2,063,296
Service	281,030	1,176,956	1,823,358
Total cost of revenues	57,453,656	39,476,046	3,886,654

GROSS (LOSS) PROFIT	(12,403,251)	(1,350,378)	3,522,618

OPERATING EXPENSES
Selling expenses	742,167	1,075,980	946,775
General and administrative expenses	13,040,038	12,678,873	7,834,291
Research and development expenses	1,193,082	1,053,882	2,151,565
Impairment of intangible assets	3,151,467	2,650,020	-
Total operating expenses	18,126,754	17,458,755	10,932,631

LOSS FROM OPERATIONS	(30,530,005)	(18,809,133)	(7,410,013)

OTHER (EXPENSES) INCOME
Investment losses	(1,170,974)	(3,566,561)	(2,118,453)
Interest (expense) income, net	(2,162,109)	(27,128)	173,173
Other income, net	942,138	87,390	404,380
Total other expenses	(2,390,945)	(3,506,299)	(1,540,900)

LOSS BEFORE INCOME TAXES	(32,920,950)	(22,315,432)	(8,950,913)

Income taxes (benefit) provision	(226)	808,970	(236,581)

NET LOSS	(32,920,724)	(23,124,402)	(8,714,332)
Less: net loss attributable to non-controlling interests	(8,688,144)	(487,780)	(311,072)
NET LOSS ATTRIBUTABLE TO SUNRISE NEW ENERGY CO., LTD. ORDINARY SHAREHOLDERS	$(24,232,580)	$(22,636,622)	(8,403,260)

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	(1,165,807)	(5,123,964)	700,316
TOTAL COMPREHENSIVE LOSS	(34,086,531)	(28,248,366)	(8,014,016)
Less: comprehensive loss attributable to non-controlling interests	(9,220,222)	(2,107,480)	(321,522)
COMPREHENSIVE LOSS ATTRIBUTABLE TO ORIDNARY SHAREHOLDERS OF SUNRISE NEW ENERGY CO., LTD.	$(24,866,309)	$(26,140,886)	(7,692,494)

LOSS PER SHARE
Basic and diluted - Class A and Class B ordinary shares	$(1.08)	$(0.98)	$(0.36)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic and diluted - Class A and Class B ordinary shares	25,622,195	24,820,313	23,638,751

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues, net

Revenues for the years ended December 31, 2023 and 2022 were derived from the following sources:

	For the year ended December 31,
	2023	%	2022	%	Change	%
Graphite anode material business	$44,384,004	98.52%	$37,580,677	98.57%	$6,803,327	18.10%
Peer-to-peer knowledge sharing and enterprise business	666,401	1.48%	544,991	1.43%	121,410	22.28%
Revenues, net	$45,050,405	100.00%	$38,125,668	100.00%	$6,924,737	18.16%

Revenues increased by $6,924,737, or 18.16%, from $38,125,668 for the year ended December 31, 2022, to $45,050,405 for the year ended December 31, 2023. Revenues from graphite anode material sales business accounted for 98.52% of net revenues for year ended December 31, 2023, as compared to 98.57% for the year ended December 31, 2022. Revenue from peer-to-peer knowledge sharing and enterprise business accounted for 1.48% and 1.43% of net revenues for the years ended December 31, 2023 and 2022, respectively.

Revenues from graphite anode material sales

The Company’s products include various artificial graphite anode material products. Artificial graphite is made of petroleum coke, needle coke and pitch coke as the main material, and formed after crushing, shaping, granulation and graphitization. The Company markets its graphite anode products through a direct sales channel, through its sales department consists of five experienced employees, who report directly to the CEO of the Company. The Company’s customers were manufacturers of industrial and consumer energy storage lithium-ion batteries, such as batteries for electric vehicles and electric ships, and smart consumer electronics.

Revenues increased by $6,803,327, or 18.10%, from $37,580,677 for the year ended December 31, 2022, to $44,384,004 for the year ended December 31, 2023. For the year ended December 31, 2023, the Company had supplied products to 23 customers for 12,513 tons, as compared to 16 customers for 6,225 tons for year ended December 31, 2022. In the meantime, the average selling price of the graphite anode materials decreased by RMB 16,000 per ton, or 39% from RMB 41,000 per ton for the year ended December 31, 2022 to RMB 25,000 per ton for the year ended December 31, 2023.

Revenues from peer-to-peer knowledge sharing and enterprise business

Revenues from peer-to-peer knowledge sharing and enterprise business increased by $121,410, or 22.28%, from $544,991 for the year ended December 31, 2022, to $666,401 for the year ended December 31, 2023. During the outbreak of the COVID-19, SDH was not able to offer offline activities.

The revenue increase of peer-to-peer knowledge sharing and enterprise business for the year ended December 31, 2023 was brought by consulting services. SDH provides consulting services to small and medium-sized enterprises to develop strategies and solutions for the following: corporate reorganization, product promotion and marketing, industry supply chain integration, corporate governance, financing and capital structure, etc. Revenues from consulting services increased by $462,333, or 4,793.50% from $9,645 for the year ended December 31, 2022, to $471,978 for the year ended December 31, 2023, primarily due to the fact that SDH provided more consultation services associated with initial public offering. The increase was offset by $346,650 revenue decrease in member services, comprehensive tailored services and other services as the Chinese economy and capital markets did not recovered from the impact of COVID-19.

Costs of revenues

The following table sets forth the breakdown of the cost of revenues for the years ended December 31, 2023 and 2022:

	For the years ended December 31,				Change
	2023	%	2022	%	Amount	%

Service costs	$281,030	0.49%	$1,176,956	2.98%	$(895,926)	(76.12)%
Cost of goods sold	57,172,626	99.51%	38,299,090	97.02%	18,873,536	49.28%
Total costs of revenues	57,453,656	100.00%	39,476,046	100.00%	17,977,610	45.54%

Service costs

The service costs primarily include (1) the cost of holding activities, such as venue rental fees, conference equipment fees, (2) professional and consulting fees paid to third parties for the activities; (3) the fees paid to Mentors and Experts; (4) labor costs; and (5) amortization cost of copyright. Service costs decreased by $895,926, or 76.12% for the year ended December 31, 2023 compared to same period in 2022, mainly due to the decrease of $757,675 in amortization of copyright that had been fully impaired as of December 31, 2022.

Cost of goods sold

The cost of goods sold increased by $18,873,536, or 49.28%, from $38,299,090 for the year ended December 31, 2022, to $57,172,626 for the year ended December 31, 2023. The increase of the cost of goods sold was mainly due to the expansion of the graphite anode materials sales business. In the meantime, the average cost per ton of the graphite anode materials decreased by $2,162 per ton, or 35.14% from $6,152 per ton for the year ended December 31, 2022 to $3,991 per ton for the year ended December 31, 2023, which offset the volume increase. Moreover, a $7,238,819 impairment of inventory of graphite anode material was recorded at the lower of cost and net realizable value due to decreasing sales prices.

Gross loss

As a result of the foregoing, the Company reported a gross loss of $12,403,251 for the year ended December 31, 2023 and a negative gross margin. The negative gross margin was due to the $12,788,622 gross loss of the graphite anode material sales business due to the manufacturing overcapacity and high level of competition. As a result, the raw material costs and graphitization outsourcing cost did not decrease proportionately to the decrease in the sales prices of graphite anode material. In the meantime, a $7,238,819 impairment of inventory of graphite anode material was recorded at the lower of cost and net realizable value due to decreasing sales prices. The gross loss was partially set off by a gross profit of $385,371 from the peer-to-peer knowledge sharing and enterprise business.

Operating expenses

The following table sets forth the breakdown of the operating expenses for the years ended December 31, 2023 and 2022:

	For the years ended December 31,				Change
	2023	%	2022	%	Amount	%
Selling expenses	$742,167	4.09%	1,075,980	6.16%	(333,813)	(31.02)%
General and administrative expenses	13,040,038	71.94%	12,678,873	72.62%	361,165	2.85%
Research and development expenses	1,193,082	6.58%	1,053,882	6.04%	139,200	13.21%
Impairment of intangible assets	3,151,467	17.39%	2,650,020	15.18%	501,447	18.92%
Total costs and operating expenses	18,126,754	100.00%	17,458,755	100.00%	667,999	3.83%

Selling expenses

The selling expenses decreased by $333,813 or 31.02%, from $1,075,980 for the year ended December 31, 2022 to $742,167 for the year ended December 31, 2023. Such decrease was primarily due to a decrease in labor costs of $184,992 and in consulting fees of $116,877, stemming from the decreased operation of the peer-to-peer knowledge sharing and enterprise business.

General and administrative expenses

The general and administrative expenses increased by $361,165, or 2.85%, from $12,678,873 for the year ended December 31, 2022 to $13,040,038 for the year ended December 31, 2023. Such increase was primarily due to (1) an increase in bad debt expenses of $1,297,639, which was mainly due to the negative impact of COVID-19 on the financial condition of the debtors in the peer-to-peer knowledge sharing and enterprise service business; and (2) an increase of $475,910 in tax on property and land use rights on Company’s warehouses for manufacturing graphite anode materials, which were offset by (1) a decrease in professional fee of $193,499; (2) a decrease in insurance fee of $445,757 due to the fact that the Company did not renew the insurance policy for its management; (3) a decrease in rental fee of $283,345 for the peer-to-peer knowledge sharing and enterprise business; and (4) a decrease in share-based compensation of $560,314 as 25% of the restricted shares vested on the grant day August 26, 2022 and the remaining 75% would vested within three years with equal yearly installments from 2022 to 2025.

Research and development expenses

Research and development expenses increased by $139,200 or 13.21%, from $1,053,882 for the year ended December 31, 2022 to $1,193,082 for the year ended December 31, 2023. Research and development expenses for the year ended December 31, 2023 and 2022 were mainly associated with the research development activities of graphite anode material business, including technology service, technical service, purchasing laboratory chemical material collaterals.

Impairment of intangible assets

Impairment of intangible assets increased by $501,447, or 18.92%, from $2,650,020 for the year ended December 31, 2022 to $3,151,467 for the year ended December 31, 2023. The impaired intangible assets for the year ended December 31, 2023 were associated with the copyrights of graphite anode material business. The Company reviewed its copyright of graphite anode material business for impairment as the copyrights became obsolete for manufacturing. It indicated that the carrying amount of copyrights might no longer be recoverable as of December 31, 2023. The impaired intangible assets for the year ended December 31, 2022 were associated with the copyrights of course videos purchased from a third party. The peer-to-peer knowledge sharing and enterprise service business was adversely affected by COVID-19 for the year ended December 31, 2022. The Company’s online service was $2,100 for the year ended December 31, 2022. The Company reviewed its copyright of course videos for impairment in the event of the adverse change to market conditions that would impact the future use of such copyright. Such review indicated that the carrying amount of an asset might no longer be recoverable as of December 31, 2022.

Other expenses, net

The total net other expenses were $2,390,945 for the year ended December 31, 2023. Such expenses for the year ended December 31, 2023 primarily consisted of investment loss of $1,170,974 and interest expense of $2,162,109, which was partially offset by the other income of $942,138. Investment loss of $1,170,974 was mainly attributed to the impairment loss of $1,450,381 on long-term investments that do not have readily determinable fair values. Interest expense was mainly attributable to various means of debt financing on the graphite anode material sales business. Other income of $942,138 was mainly $380,164 for government subsidy and $390,714 for wasted residual sales.

The total net of other expenses was $3,506,299 for the year ended December 31, 2022 primarily consisted of the investment loss of $3,618,847 which was mainly attributed by the investment loss in a trust fund of $2,625,349 and impairment loss of $979,426 on long-term investment.

Income taxes provision

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2019/2020 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, the Company’s HK subsidiary did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended December 31, 2023, 2022 and 2021, and accordingly no provision for Hong Kong profits tax has been made for these periods.

China

The Company’s subsidiaries are incorporated in the PRC, and are subject to the PRC Enterprise Income Tax Laws (“EIT Laws”) with the statutory income tax rate of 25% with the following exceptions.

In accordance with the implementation rules of EIT Laws, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. SDH is eligible to enjoy a preferential tax rate of 15% from 2021 to 2023 to the extent it has taxable income under the EIT Law.

For qualified small and low-profit enterprises, from January 1, 2021 to December 31, 2021, 12.5% of the first RMB 1.0 million of the assessable profit before tax is subject to preferential tax rate of 20% and the 50% of the assessable profit before tax exceeding RMB 1.0 million but not exceeding RMB 3.0 million is subject to preferential tax rate of 20%. From January 1, 2022 to December 31, 2022, 12.5% of the first RMB 1.0 million of the assessable profit before tax is subject to preferential tax rate of 20% and the 25% of the assessable profit before tax exceeding RMB 1.0 million but not exceeding RMB 3.0 million is subject to preferential tax rate of 20%. From January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the years ended December 31, 2021, 2022 and 2023, some PRC subsidiaries are qualified small and low-profit enterprises as defined, and thus are eligible for the above preferential tax rates for small and low-profit enterprises.

Net loss

As a result of the foregoing, the Company reported a net loss of $32,920,724 for the year ended December 31, 2023, compared to $23,124,402 for the year ended December 31, 2022.

Net loss attributable to non-controlling interest

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. As of December 31, 2023, for the Company’s consolidated subsidiaries, the VIE and VIE’ s subsidiaries, non-controlling interests represent: a) a non-controlling shareholder’s 49% ownership interest in GMB (Beijing), GMB Consulting and Shidong Yike; b) a non-controlling shareholder’s 37.81% ownership interest in Sunrise Guizhou; c) a non-controlling shareholder’s 49% ownership interest in GMB Culture, which has a subsidiary called GMB Technology; and d) a non-controlling shareholder’s 25% ownership interest in Shidong Cloud, and 40% ownership interest in Shidong Trading.

Net loss attributable to the ordinary shareholders

Net loss attributable to the ordinary shareholders was $24,232,580 for the year ended December 31, 2023, compared to $22,636,622 for the year ended December 31, 2022.

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

Service costs

The service costs primarily include (1) the cost of holding activities, such as venue rental fees, conference equipment fees, (2) professional and consulting fees paid to third parties for the activities; (3) the fees paid to Mentors and Experts; (4) labor costs; and (5) amortization cost of copyright. Service costs decreased by $646,402, or 35.45% for the year ended December 31, 2022 compared to same period in 2021, mainly due to the decrease of $540,641 in service fee and consultant fee, which was mainly because the Company held fewer small conferences due to the government limitation on the scale of conferences in COVID-19.

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

Income taxes provision

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

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

Net loss attributable to the shareholders

Net loss attributable to the shareholders was $22,636,622 for the year ended December 31, 2022, compared to $8,403,260 for the year ended December 31, 2021.

Liquidity and Capital Resources

As reflected in the consolidated financial statements, the Company incurred net losses of $32,920,724, $23,124,402 and $8,714,332 for the years ended December 31 2023, 2022 and 2021, respectively. Net cash used in operating activities were $7,282,995, $9,573,401 and $5,233,182 for the years ended December 31, 2023, 2022 and 2021, respectively. The working capital deficit was $27,672,523 as of December 31, 2023. Total cash, cash equivalents and restricted cash decreased by $673,350 and $10,322,198 for the years ended December 31, 2023 and 2022, respectively.

These adverse conditions and events raised substantial doubt about the Company’s ability to continue as a going concern. For the next 12 months from the issuance date of this report, the Company plans to continue implementing various measures to boost revenue and controlling the cost and expenses. Beginning in fiscal year 2022, the Company has started to transit its core business from knowledge sharing and enterprise services to sales of graphite anode material products. In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources and ability to obtain additional financial support in the future, and its operating and capital expenditure commitments. The Company intends to finance its future working capital requirements and capital expenditures from financing activities for the cash shortfalls and the negative operating cash flows. The Company expects continued capital financing through debt or equity issuances to support its working capital requirements.

As of December 31, 2023, the Company had cash of $1,395,945. The management believes that it would be able to make borrowings from banks based on past experiences and the Company’s good credit history when necessary. As of December 31, 2023, the Company had available line of credit from each of Shanghai Pudong Development Bank Co., Ltd. (“SPD Bank”) and Post Savings Bank of China (“Post Bank”) for RMB8,540,000 and RMB1,700,000, approximately $1,202,834 and $239,440, respectively.

On May 16, 2023, Sunrise Guizhou entered into a credit facility agreement with China Everbright Bank (“Everbright Bank”) to obtain revolving fund up to RMB 100,000,000, approximately $14,084,705, for a term from June 1, 2023 to May 31, 2024. As of December 31, 2023, the Company had been able to utilize the line of credit for RMB 50,000,000 (approximately $7,042,353) with interest rates from 2% to 4.5% which would mature from June 4, 2024 to September 25, 2024, collateralized by the pledge of land use right of Sunrise Tech for RMB 50,000,000. The remaining unused RMB 50,000,000 line of credit will be available to the Company if additional collateral with adequate value is acknowledged by Everbright Bank.

On January 30, 2024, Sunrise Guizhou entered into a discounted commercial bill financing arrangement with Industrial and Commercial Bank of China Xingyi Branch (“ICBC”) for a contractual term from January 30, 2024 to January 30, 2025. The Company obtained the commercial bills from customers and subsequently discounted these commercial bills in ICBC. In the event of a default by the customers who do not pay the due commercial bills to ICBC, ICBC will have recourses against the Company.

On March 8, 2024, Sunrise Guizhou obtained bank loan of RMB100,000,000, approximately $14,084,705, from China Construction Bank (“CCB”) Qianxinan Branch for a term from March 8, 2024 to March 8, 2026.

Currently, the Company is working to improve its liquidity and capital sources primarily through cash flows from operation, debt financing, and financial support from its principal shareholder. In order to fully implement its business plans and sustain continued growth, the Company may also seek equity financing from outside investors when necessary.

The Company can make no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to the Company, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on the Company and its consolidated financial statements.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

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

Substantially all of the Company’s operations are conducted in the PRC and all of the revenues and the vast majority of expenses, cash and cash equivalents are denominated in RMB. As of December 31, 2023, 89.61% of cash, cash equivalents and restricted cash were held in China, and held by its subsidiaries, VIE and VIE’s subsidiaries and denominated in Renminbi, while 10.39% of cash, cash equivalents and restricted cash were held in Hong Kong by EPOW, SDH New Energy and GMB HK in US dollars. Although the Company consolidates the results of the VIE and its subsidiaries, the Company only has access to the assets or earnings of the VIE and their subsidiaries through the contractual arrangements with the VIE and its shareholders. See “Business — Contractual Arrangements between GIOP BJ, SDH and Its Shareholders.”

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

As of December 31, 2023, the followings were outstanding balances of cash and cash equivalents and restricted cash in each jurisdiction:

	Cash and cash equivalents	Restricted cash	Total
PRC	$1,019,713	$2,224,722	$3,244,435
Hong Kong	28,501	-	28,501
Cayman Islands	347,731	-	347,731
Total	$1,395,945	$2,224,722	$3,620,667

Cash Flows

The following table sets forth a summary of cash flows for the periods indicated:

	For the years ended December 31,
	2023	2022	2021
Net cash used in operating activities	$(7,282,995)	$(9,573,401)	$(5,233,182)
Net cash used in investing activities	(7,003,035)	(45,609,072)	(22,095,198)
Net cash provided by financing activities	13,679,267	45,760,061	30,837,261
Effect of foreign exchange rate on cash and cash equivalents	(66,587)	(899,786)	141,322
Net (decrease) increase in cash and cash equivalents	$(673,350)	$(10,322,198)	$3,650,203

Operating Activities

Net cash used in operating activities amounted to $7,282,995 for the year ended December 31, 2023. It was primarily due to the following: a) net loss of $32,920,724, adjusted by depreciation and amortization of $3,953,328, share-based compensation of $2,145,801, interest expenses of $575,075, investment losses of $1,170,974, bad debt expense of $3,428,033, impairment of inventory of $7,238,819, impairment of intangible assets of $3,151,467, and amortization of finance lease right-of-use asset of $338,627; increased by b) prepaid expenses and other current assets of $6,157,166 due to decrease on tax prepayment of $2,495,656 and advance to supplier of $2,314,788; c) accounts payable of $6,133,132 for finished goods and raw materials of graphite anode business; offset by d) accounts receivable of $4,074,715 due to sales of graphite anode products; and e) inventories of $5,095,430 for raw materials, work in progress and finished goods of the graphite anode sales business.

Net cash used in operating activities amounted to $9,573,401 for the year ended December 31, 2022. It was primarily due to the following: a) a net loss of $23,124,402, adjusted by depreciation and amortization of $2,062,499, share-based compensation of $2,729,969, deferred tax expenses of $807,412, interest expenses of $213,823, investment losses of $3,618,847, bad debt expense of $2,887,754, impairment on inventory of $2,711,158, impairment on intangible assets of $2,650,020, amortization of land use rights of $126,042 and amortization of operating lease right-of-use asset of $213,063; decreased by b) account receivable of $1,734,486, notes receivable of $899,481 due to sales of graphite anode products; c) inventories of $18,747,772 finished goods and purchased raw materials of graphite anode; d) prepaid expenses and other current assets of $2,894,690 due to increase on tax prepayment of $4,345,304 offset by decrease on prepaid expenses of 2,251,169; increased by d) account payable of $12,661,801 and notes payable of $ 4,014,213 for payables to vendors of graphite business; and e) deferred government subsidy of $2,973,491 due to relocation bonus received from the government of Zibo City, Shandong Province, PRC.

Net cash used in operating activities amounted to $5,233,182 for the year ended December 31, 2021. It was primarily due to the following: a) a net loss of $8,714,332, adjusted by depreciation and amortization of $988,672, deferred tax benefits of $232,363, investment losses of $2,118,453, bad debt expense of $3,847,426 and amortization of operating lease right-of-use asset of $90,320; b) decrease in income tax payable of $3,696,654 due to the payment of income tax; c) increase in prepaid expenses and other current assets of $678,288 due to increase of prepayment for service fee of $1,054,240; d) increase of inventories of $331,491 and right-of-use asset of $211,213; e) and partially offset by decrease in accounts receivable of $1,729,006.

Investing Activities

Net cash used in investing activities amounted to $7,003,035 for the year ended December 31, 2023. It was primarily due to the following: a) purchase of plant, property and equipment of $5,472,778; b) consideration installment paid for the prior year’s asset acquisition of $706,125, and c) prepayment for finance lease right-of-use assets of $1,029,195 and deposit paid for finance lease of $655,990, both of which were associated with a finance lease contract for graphite anode material manufacturing facilities; offset by d) redemption of the short-term investment Viner Total Investment Fund for a cash collection of $878,000.

Net cash used in investing activities amounted to $45,609,072 for the year ended December 31, 2022. It was primarily due to the following: a) purchase of plant, property and equipment of $43,714,195; and b) consideration paid for an asset acquisition of $1,486,746.

Net cash used in investing activities amounted to $22,095,198 for the year ended December 31, 2021. It was primarily due to the following: a) prepayment for land use right, construction and equipment of $8,244,917; b) purchase of short-term investments of $8,000,000; c) interest-bearing loans to third party of 2,825,359; d) and purchase of long-term investments of $2,289,945.

Financing Activities

Net cash provided by financing activities amounted to $13,679,267 for the year ended December 31, 2023, representing proceeds from a) proceeds from short-term and long-term loan for $7,061,249 and $4,236,750, respectively; b) proceeds from the debt financing from sale and leaseback contracts, net of issuance cost, of $4,825,658 and c) loans from related parties of 3,867,883; offset by d) repayment on the debt financing from sale and leaseback contracts of $4,782,564; e) repayment on finance lease liabilities of $1,282,358 associated with a finance lease contract for graphite anode material manufacturing facilities.

Net cash provided by financing activities amounted to $45,760,061 for the year ended December 31, 2022, representing proceeds from the debt financing from sale and leaseback contracts, net of issuance cost, of $8,827,701 and capital contributions from the non-controlling shareholders of $ 37,024,594.

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

Off-Balance Sheet Arrangements

The Company did not have any off-balance sheet arrangements as of December 31, 2023.

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of December 31, 2023, the Company did not have material litigations or lawsuits against them.

Inflation

Inflation does not materially affect the Company’s business or the results of its operations.

Seasonality

The nature of the Company’s business does not appear to be affected by seasonal variations.

Critical Accounting Estimates

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

Allowance for credit loss

Accounts receivables mainly represent amounts due from clients in the ordinary course of business and are recorded net of allowance for doubtful accounts.

On January 1, 2023, the Company adopted ASC 326 Financial Instruments – Credit Losses (“ASC 326”) using the modified retrospective approach through a cumulative-effect adjustment to the accumulated deficit. Upon adoption, the Company changed its impairment model to utilize a current expected credit losses model in place of the incurred loss methodology for financial instruments measured at amortized cost. The Company had not recorded an adjustment to the opening accumulated deficit as of January 1, 2023 due to immaterial cumulative impact of adopting ASC 326.

The Company used an expected credit loss model for the impairment of financial instruments mentioned above as of period ends. For the allowance of the accounts receivable, the Company believes the aging of accounts receivable is a reasonable parameter to estimate expected credit loss, and determines expected credit losses for accounts receivables using an aging schedule as of period ends. The expected credit loss rates under each aging schedule were developed on the basis of the average historical loss rates from previous years, and adjusted to reflect the effects of those differences in current conditions and forecasted changes. The Company measured the expected credit losses of accounts receivable on a collective basis. When an accounts receivable does not share risk characteristics with other accounts receivables, management will evaluate such accounts receivable for expected credit loss on an individual basis. Doubtful accounts balances are written off and deducted from allowance for credit loss, when receivables are deemed uncollectible, after all collection efforts have been exhausted and the potential for recovery is considered remote. The allowance was $8,016,322, and $8,047,527 as of December 31, 2023 and 2022, respectively.

Impairment of inventories

The cost of inventories is calculated using the weighted average method. Inventory shall be measured at the lower of cost and net realizable value. Net realizable value is estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. When evidence exists that the net realizable value of inventory is lower than its cost, the difference shall be recognized as a loss in earnings in the period in which it occurs. The impairment of inventories provided for lower of cost and net realizable value was $7,238,819, $2,711,158 and $nil for the years ended December 31, 2023, 2022 and 2021, respectively.

Impairment of long-term investments

For other equity investments that do not have readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock, the Company accounts for these investments at cost minus any impairment, if necessary.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value; the financial condition, operating performance and the prospects of the equity investee. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value. Impairment charges for long-term investments were $1,450,381, $979,426 and $nil recorded in the Company’s consolidated statements of operations and comprehensive loss for the years ended December 31, 2023, 2022 and 2021, respectively.

Impairment of long-lived assets

Long-lived assets, including plant, property and equipment, intangible asset, land use rights and finance lease right-of-use assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets or assets group to the estimated undiscounted future cash flows expected to result from the use of the assets or asset group and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets or assets group, the Company would recognize an impairment loss based on the fair value of the assets or assets group, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. Impairments charges for long-lived assets were $3,151,467, $2,650,020 and $nil recorded in the Company’s consolidated statements of operations and comprehensive loss for the years ended December 31, 2023, 2022 and 2021, respectively.

Valuation allowance on deferred tax assets

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Valuation allowance on deferred tax assets were $10,605,326 and $3,936,504 as of December 31, 2023 and 2022, respectively.

Accretion to the redemption value of redeemable non-controlling interests

On June 13, 2022, New Kinetic Partnership subscribed 22.8395% of the preferred shares of Sunrise Guizhou, at total cash consideration of RMB200,000,000, approximately $29,467,667. The preferred shares held by the non-controlling shareholder of Sunrise Guizhou could be redeemed by the non-controlling shareholder upon the occurrence of certain events that are not solely within the control of the Company, Due to the probability of being redeemed, the Company adjusts the carrying amount of the mezzanine equity to equal the redemption value at the end of each reporting period as if it was the redemption date for the redeemable non-controlling interest. These shares are accounted for as redeemable non-controlling interests. The redeemable non-controlling interests will be recorded at redemption value. The Company accounts for the changes in accretion to the redemption value in accordance with ASC 480, Distinguishing Liabilities from Equity. Accretion on redeemable non-controlling interest were $3,314,857, $1,760,662 and nil for the years ended December 31, 2023, 2022 and 2021, respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Haiping Hu	56	Chief Executive Officer (“CEO”), Chairman of the Board of Director
Chao Liu	43	Chief Financial Officer (“CFO”), Director
Xiang Luo	53	Independent Director
Jian Pei	56	Independent Director
Xin Zhang	35	Independent Director

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

Ms. Chao Liu has served as our CFO since February 2019, and as the CFO of the VIE since January 2016. She has also served as our director since June 8, 2023. From June 2012 to June 2015, she was the head of the accounting department of Beijing Meanfang Institute of Physics and Technology, which is engaged in manufacturing gas instruments that are widely used in petrochemical, cement, chemical fertilizer, agriculture, military, medical, environmental protection, scientific research and other fields, Beijing Meanfang Spectrum Technology Co., Ltd., which is engaged in manufacturing and selling spectrum instruments, and Beijing Zhongchuang Technology Co., Ltd., which is engaged in providing interactive marketing technology solutions for brand customers and advertising agents. From May 2008 to December 2015, she was the comptroller of Beijing Hongri Dongsheng Decoration Co., Ltd., which provides decoration services to customers and Beijing Sunshine Season Network Technology Company, which provides network maintenance services to its customers. From November 2003 to November 2014, she served as supervisor of the accounting department of Beijing Haixinyuan Food Co., Ltd. which is engaged in the manufacture and sale of cold candies, pastries and cold drinks and Beijing Haixinyuan Guest House Co., Ltd., which provides hoteling services to its customers. Ms. Liu studied finance at Beijing Language and Culture University and graduated in January 2016. She has a strong understanding of international accounting and tax policies.

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

Mr. Xin Zhang has served as our director since February 8, 2024. He has served as the Director of Risk Control at Albamen Capital Partners since June 2020. Mr. Xin Zhang served as the Risk Control Manager at CPE Capital Partners (London/ Paris) from March 2017 to May 2020, and served as the Head of Investment Team (UK) at CGN Europe Energy (London/Paris) from January 2013 to January 2017. Mr. Xin Zhang holds a Bachelor of Science from Zhejiang University in PRC, an MBA from the Freeman School of Business, Tulane University in USA, and a Master in Finance from the London Business School in London, UK.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction		0
LGBTQ+		0
Did Not Disclose Demographic Background		0

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation of Directors and Executive Officers

The following table sets forth certain information with respect to compensation for the year ended December 31, 2023, earned by or paid to our chief executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total (US$)

Haiping Hu	2023	43,506	582	931,315					975,403
CEO of the Company and the VIE

Chao Liu	2023	36,463	6,038	96,250					138,751
CFO and Director of the Company and the VIE

Chenming Qi (3)	2023	33,117							33,117
Chief Operating Officer

Haiwei Zuo (1)	2023	43,506	71,768	105,875					221,149
Director of the Company

Jian Pei	2023	0		25,000					24,063
Director of the Company

Xiang Luo	2023	0		25,000					24,063
Director of the Company

Ligang Lu (2)	2023	0		30,000					28,875
Director of the Company

(1)	Mr. Haiwei Zuo resigned from the board of directors on June 8, 2023.

(2)	Mr. Ligang Lu resigned from the board of directors on December 19, 2023.

(3)	Mr. Chenming Qi resigned from his position as the COO on June 8, 2023.

2022 Share Incentive Plan

Our board of directors adopted the 2022 Stock Incentive Plan (the “2022 Plan”) in July 2022, effective as of July 11, 2022, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2022 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards shall be 3,679,200 Class A Ordinary Shares.

As of the date of this annual report, we issued 1,613,350 Class A Ordinary Shares to qualified persons under the 2022 Plan.

The following describes the principal terms of the 2022 Plan.

Types of awards

The 2022 Plan permits the awards of cash, restricted stock units, share options, or any similar securities with a value derived from the value of or related to the Class A Ordinary Shares and/or returns thereon.

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

2024 Share Incentive Plan

Our board of directors and shareholders adopted the 2024 Stock Incentive Plan (the “2024 Plan”) in February 2024, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2024 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards shall be 2,613,000 Class A Ordinary Shares.

As of the date of this annual report, we have not issued any awards under the 2024 Plan.

The following describes the principal terms of the 2024 Plan.

Types of awards

The 2024 Plan permits the awards of cash, restricted stock units, share options, or any similar securities with a value derived from the value of or related to the Class A Ordinary Shares and/or returns thereon.

Plan Administration

Our board of directors or a committee of one or more members of the board of directors administers the 2024 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement

Each award granted under the 2024 Plan is evidenced by an award agreement that sets forth terms, conditions and limitations, which may include the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

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

Duties of Directors

As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act (Revised) of the Cayman Islands (the “Companies Act”) imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

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

Audit Committee. Our audit committee, formed upon the closing of our IPO, consists of Mr. Xin Zhang, Mr. Xiang Luo and Mr. Jian Pei, with Mr. Xin Zhang serving as the chairman of our audit committee. We have determined that Mr. Xin Zhang, Mr. Xiang Luo and Mr. Jian Pei satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Prior to our IPO, our board also determined that Xin Zhang qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee, formed upon the closing of our IPO, consists of Mr. Xiang Luo, Mr. Xin Zhang and Mr. Jian Pei. Mr. Xin Zhang is the chairman of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee, formed upon the closing of our IPO, consists of Mr. Xin Zhang and Mr. Jian Pei. Mr. Xiang Luo is the chairman of our corporate governance and nominating committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

SDH had 96, 48, and 25 full-time employees as of December 31, 2021, 2022 and 2023, respectively.  As of April 30, 2024, we had 25 full-time employees. SDH had 10, 12 and 3 employees located in Zibo, Beijing and Shanghai, respectively. The following table sets forth the numbers of our employees by areas of business as of April 30, 2024:

Department	Number of Employees
Senior Management	5
Human Resources & Administration	5
Sales & Marketing	1
Business & Consulting	1
Customer Service	1
Information Technology	1
Research & Development	6
Finance	5
Total	25

Sunrise Guizhou had 264, 273 and 229 employees as of April 30, 2024, and December 31, 2023 and 2022 respectively. The following table sets forth the numbers of Sunrise Guizhou’s employees by areas of business as of April 30, 2024.

Department	Number of Employees
Senior Management	3
Human Resources & Administration	10
Research & Development	38
Manufacturing & Equipment	125
Quality Control	27
Warehouse & Operation	28
Engineering & Construction	10
Supply Chain	5
Information Technology	4
Sales & Marketing	14
Total	264

Generally, we enter into standard employment contracts with our officers, managers, and other employees. According to these contracts, all of our employees are prohibited from engaging in any other employment during the period of their employment with us. None of our employees is a member of a labor union and we consider our relationship with our employees to be good.

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of the date of this annual report by:

●	each of our directors and executive officers; and

●	each of our principal shareholders who beneficially own more than 5% of our total outstanding Ordinary Shares.

The calculations in the table below are based on 26,141,350 Ordinary Shares outstanding as of the date of this annual report, including 19,574,078 Class A Ordinary Shares and 6,567,272 Class B Ordinary Shares.

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

Name and Address of Beneficial Owner*	Class A Ordinary Shares Beneficially Owned *	Class B Ordinary Shares Beneficially Owned *	Total Ordinary Shares Beneficially Owned *	% of Total Ordinary Shares	% of Aggregate Voting Power
Director and Executive Officers:
Haiping Hu (1)	1,573,189	6,567,272	8,140,461	31.14	88.07
Chao Liu	100,000		100,000	<1	0.07
Jian Pei	25,000		25,000	<1	0.02
Xiang Luo	25,000		25,000	<1	0.02
Directors and Executive Officers as a group (4 persons)	1,723,189	6,567,272	8,290,461	31.71	88.17
5% Beneficial Owners**
GMB Wisdom Sharing Platform Co., Ltd. (1)	605,589	6,567,272	7,172,861	27.44	87.43
GMB Culture Communication Co., Ltd. (2)	2,607,077		2,607,077	9.97	1.73
GMB Resource Services Co., Ltd (3)	2,481,486		2,481,486	9.49	1.64

*	Unless otherwise indicated, the business address of each of the individuals is Room 703, West Zone, R&D Building, Zibo Science and Technology Industrial Entrepreneurship Park, No. 69, Sanying Road, Zhangdian District, Zibo City, Shandong Province, The PRC.

**	The principal office of each of the 5% beneficial owners are located at Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(1)	Haiping Hu, our CEO and chairman of the Board, beneficially owns 7,172,861 Ordinary Shares held through his 100% ownership of GMB Wisdom Sharing Platform Co., LTD, including 605,589 Class A Ordinary Shares and 6,567,272 Class B Ordinary Shares, and 967,600 Class A Ordinary Shares held directly.

(2)	Representing 2,607,077 Class A Ordinary Shares held by GMB Culture Communication Co., Ltd, a British Virgin Islands company. Ertao Zhao, Yidong Zhang, Xiaoli Chen serve as the directors of GMB Culture Communication Co., Ltd. and share the dispositive and voting power of the shares held by GMB Culture.

(3)	Representing 2,481,486 Class A Ordinary Shares Held by GMB Resource Services Co., Ltd., a British Virgin Islands company. Chenming Qi and Cunyou Li, Jinhai Ying, Gesheng Fei, each of whom serves as a director of GMB Resource Services Co., share the dispositive and voting power of the shares held by GMB Resources.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements between GIOP BJ and SDH

See “Item 4. Information on the Company—C. Organizational Structure.”

Material Transactions with Related Parties

Our jurisdiction of organization prescribes certain procedures for related party transactions with directors, and our articles of association mandate that directors with a direct or indirect personal interest in any transaction that conflicts with the Company’s interest shall make that interest known and recorded in the board minutes and shall not participate in discussing or voting on such transaction

The following is a list of related parties which the Company had transactions with:

(a)	Ningbo Zhuhai Investment Co., Ltd. (“Zhuhai Investment”), a company controlled by Mr. Haiping Hu.

(b)	Bally, Corp. (“Bally”), a company controlled by Mr. Haiping Hu.

(c)	Mr. Xuanming Wang, General Manager and legal representative of GMB (Hangzhou).

(d)	Mr. Haiwei Zuo, Vice Chairman of the Board, 7.49% shareholder of GMB (Beijing).

(e)	Shanghai Hui Yang Investment Co., 9.6451% shareholder of Sunrise Guizhou and controlled by immediate family members of Mr. Haiping Hu.

(f)	Shidong (Suzhou) Investment Co., Ltd., a company of which Mr. Haiping Hu is the CEO.

(g)	Mr. Shousheng Guo, Director, 3.00% shareholder of GMB (Beijing).

(h)	Mr. Wenwu Zhang, Director of Sunrise Guizhou.

(i)	Mr. Chenming Qi, General Manager, Director and 3.00% shareholder of GIOP BJ; Director of GMB (Hangzhou).

(j)	Ms. Jing Ji, CEO of and 46% shareholder of GMB Technology.

(k)	Haicheng Shenhe, 9.6451% shareholder of Sunrise Guizhou.

(l)	Ms. Chao Liu, Chief Financial Officer of the Company.

(m)	GMB Internet Technology Co., Ltd., one of the shareholders of the Company.

(n)	GMB Business Communication Co., Ltd. one of the shareholders of the Company.

(o)	GMB Enterprise Cooperation Development Co., Ltd., one of the shareholders of the Company.

(p)	GMB Information Technology Co., Ltd., one of the shareholders of the Company.

(q)	GMB Wisdom Sharing Platform Co., Ltd., one of the shareholders of the Company.

(r)	GMB Technology Co., Ltd., one of the shareholders of the Company.

(s)	GMB Project Incubation Services Co., Ltd., one of the shareholders of the Company.

(t)	Guizhou Yilong New Area Industrial Development and Investment Co., Ltd., 3.0864% shareholder of Sunrise Guizhou.

(u)	Ms. Fangfei Liu, spouse of Mr. Haiping Hu.

(v)	Mr. Huiyu Du, the legal representative of Sunrise Guizhou.

(w)	Beijing Huatai Zhonghe Venture Capital Center (Limited Partnership) (“Huatai Zhonghe”), controlled by Mr. Shousheng Guo

a.	Due from related parties

As of December 31, 2023, 2022 and 2021, the balances of amount due from related parties were as follows:

		As of December 31,
		2023	2022	2021
Due from related parties
Bally		$5,172	$5,168	$5,168
Zhuhai Investment		-	-	25,534
Mr. Xuanming Wang		-	20,102	26,664
Mr. Shousheng Guo	(2)	100,000	-	-
Mr. Haiwei Zuo		-	-	7,912
Mr. Wenwu Zhang	(1)	330,991	337,420	-
Ms. Chao Liu	(2)	141,024	-	-
Shidong (Suzhou) Investment Co., Ltd.		39,437	37,332	-
Others		700	-	-
Total		$617,324	$400,022	$65,278

(1)	The balance as of December 31, 2023 and 2022 represented the prepaid acquisition consideration to purchase Mr. Wenwu Zhang’s equity in Haicheng Shenhe.

(2)	The staff advance balances as of December 31, 2023 had been repaid by May 15, 2024.

b.	Due to related parties

As of December 31, 2023, 2022 and 2021, the balances of amounts due to related parties were as follows:

		As of December 31,
		2023	2022	2021
Due to related parties
Mr. Haiping Hu		$903,789	$2,872	$-
Mr. Chenming Qi		5,476	9,189	-
Ms. Jing Ji		19,543	19,923	-
Shanghai HuiYang Investment Co.	(1)	800,785	738,128	-
Haicheng Shenhe		451,871	50,395	-
Zhuhai Investment	(2)	2,183,911	64,643	-
Huatai Zhonghe		98,593	-	-
Others		197	-	-
Total		$4,464,165	$885,150	$-

(1)	The balance as of December 31, 2023 mainly represented the loans from Shanghai HuiYang Investment Co., with the annual interest rate of 4.35% and was initially due on August 13, 2023 and extended to December 31, 2024.

(2)	The balance as of December 31, 2023 represented the loans from Zhuhai Investment, with the annual interest rate of 8% and was initially due on December 31, 2023 and extended to December 31, 2024.

c.	Deferred revenue -related parties

As of December 31, 2023, 2022 and 2021, the balances of deferred revenue of related parties were as follows:

		As of December 31,
		2023	2022	2021
Deferred revenue of related parties
Shanghai Hui Yang Investment Co.	(1)	$340,850	$347,471	$-
Total		$340,850	$347,471	$-

(1)	The balance as of December 31, 2023 and 2022 represented the advance from the related party for tailored services.

d.	Related party transactions

Related party purchase

The Company rented office spaces from Zhuhai Investment. For the years ended December 31, 2023, 2022 and 2021, total rental fee to Zhuhai Investment were $nil, $118,475 and $103,411, respectively.

The Company purchased raw materials for graphite anode material manufacturing from Haicheng Shenhe. For the years ended December 31, 2023, 2022 and 2021, total purchases were $221,207, $1,031,043 and $nil, respectively.

Related party sales

The Company sold titanium for $205 to Mr. Shousheng Guo for the year ended December 31, 2022.

The Company sold medical wine for $666 to Zhuhai Investment for the year ended December 31, 2021.

e.	Related party guarantee

On August 4, 2022, Sunrise Guizhou entered into a line of credit financing contract with Bank of Guizhou for revolving credit of RMB 20,000,000, approximately $2,816,941, for a term from August 4, 2022 to August 3, 2023. The line of credit was in various means including bank loans, commercial note and letter of credit. As of December 31, 2023, the undue commercial notes issued to the vendors were RMB 26,532,265, approximately $3,736,991. The Company deposited RMB 14,034,196, approximately $1,976,675, as restricted cash in the designated bank accounts in Bank of Guizhou to secure the commercial notes. Pursuant to the contract, Mr. Haiping Hu and Guizhou Yilong New Area Industrial Development and Investment Co., Ltd., the non-controlling shareholder of Sunrise Guizhou, were the guarantor of the unsecured commercial notes for RMB 12,498,069, approximately $1,760,316 as of December 31, 2023.

On September 22, 2022, Sunrise Guizhou entered into a financing contract into an eighteen-month loan with Far East to obtain a loan of RMB 20,000,000, approximately $2,816,941, for a term from September 22, 2022 to March 21, 2024; On November 4, 2022, Sunrise Guizhou entered a sales and leaseback financing contract into a three-year financing with Ronghe to obtain an amount of RMB 40,000,000, approximately $5,633,882, for a term from November 10, 2022 to November 9, 2025; On February 7, 2023, Sunrise Guizhou entered a sales and leaseback financing contract into a two-year financing with Zhongguancun to obtain an amount of RMB 20,000,000, approximately $2,816,941, for a term from February 7, 2023 to February 6, 2025; On October 27, 2023, Sunrise Guizhou entered into a sales and leaseback financing contract for a two-year financing with Guomao for RMB 15,000,000, approximately $2,112,706, for a term from October 27, 2023 to October 26, 2025. Pursuant to these financing contracts, Mr. Haiping Hu, CEO and Chairman of the Board of Director, was the guarantor for the debts.

In July 2022, Sunrise Guizhou entered into purchase agreements with original shareholders of Sunrise to acquire 100% of Sunrise Tech’s assets and equity ownership for a gross consideration of RMB 40,000,000 (approximately $5,743,331), among of which RMB10,000,000 and RMB 5,000,000, approximately $1,486,746 and $706,125, were paid in July 2022 and August 2023, respectively. The unpaid consideration RMB 25,000,000 (approximately $3,521,176) will be paid in installments from 2024 to 2026. The consideration payable is guaranteed by Mr. Haiping Hu.

On May 16, 2023, Sunrise Guizhou entered into a credit facility agreement with Everbright Bank to obtain revolving fund up to RMB 100,000,000, approximately $14,084,705, for a term from June 1, 2023 to May 31, 2024. As of December 31, 2023, the Company had been able to utilize the line of credit for RMB 50,000,000 (approximately $7,042,353) with interest rates from 2% to 4.5% which would mature from June 4, 2024 to September 25, 2024, collateralized by the pledge of land use right of Sunrise Tech for RMB 50,000,000. This credit loan was guaranteed by Mr. Haiping Hu, CEO and Chairman of the Board of Director, Ms. Fangfei Liu, spouse of Mr. Haiping Hu and Ms. Huiyu Du, the legal representative of Sunrise Guizhou.

On January 18, 2023, Sunrise Guizhou entered into a credit facility agreement with Post Bank to obtain revolving fund up to RMB 30,000,000, approximately $4,225,412, for a term from January 19, 2023 to January 18, 2031. As of December 31, 2023, the Company had utilized the line of credit with Post Bank for RMB 28,300,000, approximately $3,985,972, which would mature from July 2023 to April 2024. In March 2024, the Company early repaid the long-term loan. This credit loan was guaranteed by Mr. Haiping Hu.

On June 13, 2023, Sunrise Guizhou entered into a finance lease agreement with Chongqing Xingyu Finance Lease Co., Ltd. to obtain graphite anode materials production facilities. The principal of the contract was RMB 29,257,844, approximately $4,120,881, with a nominal interest rate of 5.8%. This finance lease payment was guaranteed by Mr. Haiping Hu and Ms. Fangfei Liu.

On October 26, 2023, Sunrise Guizhou entered into a three-year debt arrangement with SPD Bank to obtain line of credit up to RMB 50,000,000, approximately $7,042,353, for a term from November 17, 2023 to November 17, 2026. The Company pledged its intellectual property and patent for the line of credit. Sunrise Guizhou utilized the line of credit by issuing banker’s acceptance note up to RMB 20,000,000, approximately $2,816,941 from SPD. Pursuant to the banker’s acceptance note contract, the Company was obliged to deposit fifty percent of the note payable amount issued as restricted cash in the designated bank account in SPD Bank. Therefore, the line of credit for issuance of acceptance note was RMB 10,000,000, approximately $ 1,408,471. As of December 31, 2023, the banker’s acceptance note was RMB 2,920,000, approximately $411,273 and the deposit for commercial note issuance was RMB 1,460,000, approximately $205,637. Other than the pledge of the Company’s intellectual property and patents, the unsecured amount of banker’s acceptance note, which was RMB 1,460,000 (approximately $205,636) was also guaranteed by Mr. Haiping Hu.

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

ITEM 9.  THE OFFER AND LISTING

A. Offering and Listing Details

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market.

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares are listed on the NASDAQ Capital Market under the new ticker symbol “EPOW”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

On February 8, 2024, the Company held its annual general meeting of shareholders, at which the shareholders approved that:

(a)	the authorised share capital of the Company be increased from US$50,000 divided into 500,000,000 ordinary shares of par value US$0.0001 each to US$500,000 divided into 5,000,000,000 ordinary shares of par value US$0.0001 each (the “Share Capital Increase”); and

(b)	immediately following the Share Capital Increase being effected, the Company re-designate and re-classify its authorised share capital as follows (the “Share Capital Reorganisation”):

i.	each ordinary share in issue immediately following the Share Capital Increase each be re designated and re-classified into one Class A Ordinary Share of par value US$0.0001 each;

ii.	1,500,000,000 of the remaining authorised but unissued ordinary Shares each be re designated and re-classified into one Class B Ordinary Share of par value US$0.0001 each; and

iii.	each of the remaining authorised but unissued ordinary Shares each be re-designated and re-classified into one Class A Ordinary Share of par value US$0.0001 each; and

On a show of hands at a general meeting every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote. On a poll held at a general meeting, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each Class A Ordinary Share and 20 votes for every Class B Ordinary Share of which he or the person represented by proxy is the holder.

At the option of the holder thereof or upon the transfer of such Class B Ordinary Shares to any person that is not an affiliate of the holder of such shares, into one fully paid and non-assessable Class A Ordinary Shares.

For further information, please refer to our current reports on Form 6-K filed with the SEC on January 5, 2024 and February 12, 2024, which are incorporated herein by reference.

B. Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our amended and restated memorandum and articles of association (the “Memorandum and Articles”), the Companies Act, the common law of the Cayman Islands, our corporate governance documents and rules and regulations of the stock exchange on which our shares are traded. The Memorandum and Articles is filed herein as Exhibit 1.1 to this annual report and is hereby incorporated by reference into this annual report. You may refer to Exhibit 2.3 for a detailed disclosure of description of our securities registered under Section 12 of the Exchange Act of 1934, as amended, of the Memorandum and Articles.

As of the date of this annual report, our authorized share capital is US$500,000 divided into 3,500,000,000 Class A Ordinary Share of par value US$0.0001 each and 1,500,000,000 Class B Ordinary Share of par value US$0.0001 each. All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our Ordinary Shares will not receive a certificate in respect of such Ordinary Shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares or warrants to bearer.

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

Value-added Tax

According to the VAT Laws, MOF and SAT Circular 32 (the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates), and MOF, SAT and GAC Circular 39 (the Announcement on Policies for Deepening the VAT Reform), all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 13%, 9%, 6% and 0%, and the VAT tax rate of 3% is applicable to small-scale taxpayers. The VAT tax rates applicable to our PRC subsidiaries and consolidated affiliates are as follows: 13% on graphite anode material sales for Sunrise Guizhou; 6% on services for the VIE, GMB (Hangzhou) and Mentor Board Voice of Seeding (Shanghai) Cultural Technology Co., Ltd.; 3% for small-scale taxpayers including GMB (Beijing), GMB Culture, GMB Consulting and GMB Linking and GIOP BJ.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC registration statement on Form F-1 (File Number 333-233745), as amended, to register our Class A Ordinary Shares in relation to our initial public offering, which was completed on February 11, 2021.

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

On February 8, 2024, our shareholders approved the re-designation and re-classification of the Ordinary Shares into Class A Ordinary Shares and Class B Ordinary Shares. See “Item 10. Additional Information” for a description of the rights of securities holders.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2023, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2023 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, failed to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures.

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

In the course of preparing our consolidated financial statements for the year ended December 31, 2023, we identified material weaknesses and other control deficiencies in our internal control over financial reporting as of December 31, 2023. The material weaknesses identified included: (1) a lack of formal internal controls policies over financial closing and reporting processes, which may increase risk of error, fraud, misstatement of financial reporting, or even non-compliance with related regulations for a U.S. listed Group; (2) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, and accounting policies and procedures manual that covers U.S. GAAP and SEC financial reporting requirements to complete relate US GAAP and SEC reporting; (3) a lack of ability to account for complex financial and equity instruments; and (4) a lack of appropriately restricted to privileged level access to employees. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2023.

We are taking a number of measures to tackle the control deficiencies identified, including: (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) preparing a comprehensive accounting policies and procedures manual that covers financial closing and reporting processes, U.S. GAAP and SEC financial reporting requirements, and ensuring that accounting personnel are familiar with and follow the manual; and (iv) Reinforcing the implementation of IT authorization limits matrix and segregation of duties systems to ensure the appropriateness of all approvals, authorizations, and confirmations granted.

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

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors determined that Mr. Xin Zhang, chairman of our audit committee and an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act), is an audit committee financial expert.

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

	Year Ended December 31,
Services	2023	2022
	US$	US$
Audit fees(1)	381,100	338,400
Total	381,100	338,400

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

The policy of our audit committee is to pre-approve all audit services provided by MarcumAsia and Friedman LLP, our independent registered public accounting firm as described above.

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

ITEM 16.G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market corporate governance listing standards. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards. NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers like us to follow their home country practice in lieu of the requirements of Listing Rule 5600 Series with the exception of those Listing Rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3).

NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power in connection with the acquisition of the stock or assets of another company or for less than the greater of market or book value in transactions other than public offerings, (ii) resulting in a change of control of the company, or (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. The laws of Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances.

NASDAQ Listing Rule 5640 provides rules relating to voting rights of companies listed on NASDAQ, and specifies that a company cannot create a new class of security that votes at a higher rate than an existing class of securities or take any other action that has the effect of restricting or reducing the voting rights of an existing class of securities. The laws of Cayman Islands do not prohibit the creation of a new class of securities that votes at a higher rate than an existing class of securities or take any other action that has the effect of restricting or reducing the voting rights of an existing class of securities.

The Board of Directors of the Company elected to follow the Company’s home country rules in lieu of NASDAQ Listing Rule 5635 and 5640. The Company, therefore, is neither required to obtain shareholder approval prior to entering into a transaction with the potential to issue securities nor subject to the voting rights rules under NASDAQ Listing Rule 5640.

Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Capital Market corporate governance listing standards.

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16.J. INSIDER TRADING POLICIES

Our board of directors has adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management and employees. A copy of our insider trading policy is included as an exhibit to this annual report.

ITEM 16.K. CYBERSECURITY

We have established cybersecurity risk management to identify, assess, and mitigate cybersecurity risks alongside other business risks. The process is in alignment with our strategic objectives and risk appetite. We may engage assessors, consultants, auditors, or other third parties to enhance our cyber security risk management processes. Any cybersecurity incidents are closely monitored for their potential impact on our business strategy, operations, and financial condition. As of the date of this annual report, we have not experienced any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. We continuously adapt our business strategy to enhance resilience, strengthen defenses and ensure the sustainability of our operations.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Sunrise New Energy Co., Ltd. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1*	Second Amended and Restated Memorandum and Articles of Association

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-233745), as amended)

2.2	Form of Underwriting Agreement (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-233745), as amended, filed with the Securities and Exchange Commission on February 3, 2021)

2.3*	Description of Securities

4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.2	Form of Indemnification Agreement by and between executive officers, directors and the Registrant (incorporated herein by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.4	Equity Pledge Agreement dated June 10, 2019, by and among GIOP BJ, SDH, and shareholders of SDH (incorporated herein by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.5	Exclusive Technical and Consulting Services Agreement, dated June 10, 2019, by and between GIOP BJ and SDH (incorporated herein by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.6	Form of Power of Attorney, by and among GIOP BJ, SDH, and shareholders of SDH (incorporated herein by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.7	Form of Spousal Consent, by and among GIOP BJ, SDH, and certain spouses of shareholders of SDH (incorporated herein by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.9	Exclusive Option Agreement, dated June 10, 2019, by and among GIOP BJ, SDH, and shareholders of SDH (incorporated herein by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.10	Strategic Cooperation Agreement, dated May 30, 2016, by and between Beijing Winning at the Frontlines Cultural Exchange Co., Ltd. and GMB (Beijing) (incorporated herein by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.11	Copyright Authorization Agreement, dated May 30, 2016 by and between Beijing Winning at the Frontlines Cultural Exchange Co., Ltd. and GMB (Beijing) (incorporated herein by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.12	Investment Agreement, dated April 2, 2022, by and among Zhuhai (Zibo) Investment Co., Ltd and other parties (incorporated herein by reference to Exhibit 4.13 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 2, 2022)

4.13	State-owned Construction Land Right Use Assignment, dated December 24, 2021, by and between Natural Resources Bureau of Qianxinan Prefecture, Yilong New District Branch and Sunrise (Guizhou) New Energy Materials Co., Ltd. (incorporated herein by reference to Exhibit 4.14 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 2, 2022)

4.14	Investment Agreement, dated April 11, 2021, by and among Global Mentor Board (Beijing) Information Technology Co, Ltd., Beijing Tax Star Technology Co., Ltd., Beijing Zhitong Zhenye Technology Co., Ltd., and Li Jiyou (incorporated herein by reference to Exhibit 4.16 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 2, 2022)

4.15	Shenzhen Jiazhong Innovation Investment Enterprise (Limited Partnership) Partnership Agreement, dated June 1, 2021, by and among Global Mentor Board (Beijing) Information Technology Co., Ltd and other parties (incorporated herein by reference to Exhibit 4.18 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 2, 2022)

4.16	Agreement of Action in Concert, dated April 12, 2022, among Zhuhai Zibo and twelve original shareholders of Sunrise Guizhou (incorporated herein by reference to Exhibit 10.2 to our report on Form 6-K, filed with the SEC on June 23, 2022)

4.17	Purchase Agreement, dated July 2, 2022, between Sunrise Guizhou and former shareholders of Sunrise Tech (formerly known as Anlong Hengrui Graphite Material Co., Ltd.) (incorporated herein by reference to Exhibit 4.20 to our annual report on Form 20-F, filed with the SEC on May 16, 2023)

4.18	Sales and leaseback contract, dated September 22, 2022, between Sunrise Guizhou and Far East International Financial Leasing Co., Ltd. (incorporated herein by reference to Exhibit 4.21 to our annual report on Form 20-F, filed with the SEC on May 16, 2023)

4.19	Sales and leaseback contract, dated November 4, 2022, between Sunrise Guizhou and China Power Investment Ronghe Financial Leasing Co., Ltd. (incorporated herein by reference to Exhibit 4.22 to our annual report on Form 20-F, filed with the SEC on May 16, 2023)

4.20*	English translation of Working Capital Loan Contract (RMB 100 million) between Sunrise (Guizhou) New Energy Materials Co., Ltd. and China Construction Bank Co., Ltd. Qianxinan Prefecture Branch, dated March 8, 2024

4.21*	English translation of Comprehensive Credit Agreement (RMB 100 million) between Sunrise (Guizhou) New Energy Materials Co., Ltd. and Guiyang Branch of China Everbright Bank Co., Lt, dated May 16, 2023

4.22*	English translation of Lease Sale Contract (RMB 15M) between Sunrise (Guizhou) New Energy Materials Co., Ltd. and Xiamen Guomao Chuangcheng Financial Leasing Co., dated October 26, 2023

4.23*	English Translation of Sale and Leasback Agreement between Sunrise (Guizhou) New Energy Materials Co., Ltd. and Zhongguancun Technology Leasing Co., Ltd.., dated February 7, 20

4.24*	English translation of loan Contract of Small Business Credit (RMB 30M) between Sunrise (Guizhou) New Energy Materials Co., Ltd. and Posal Savings Bank of China, dated January 8, 2023

8.1*	Principal subsidiaries and consolidated affiliated entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-233745), as amended)

11.2	Insider Trading Policy

12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Jincheng Tongda & Neal Law Firm

15.2*	Consent of Marcum Asia CPAs LLP

15.3*	Consent of Friedman LLP

97.1*	Clawback Policy

101.*	The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income (Loss), (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags

104.*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sunrise New Energy Co., Ltd.

By:	/s/ Haiping Hu
Name:	Haiping Hu
Title:	Chairman, Chief Executive Officer, and Director

Date	May 15, 2024

SUNRISE NEW ENERGY CO., LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Sunrise New Energy Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sunrise New Energy Co., Ltd. and its subsidiaries (collectively, the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the two years ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited the adjustments to the 2021 consolidated financial statements to retrospectively apply the change in accounting related to the share re-designation as described in Note 21. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2021 consolidated financial statements of the Company other than with respect to such adjustments, accordingly, we do not express an opinion or any other form of assurance on the 2021 consolidated financial statements taken as a whole.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 3, the Company has a significant working capital deficiency, has incurred significant recurring operating losses and negative cash flows from operating activities and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

May 15, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Sunrise New Energy Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive loss, changes in equity, and cash flows of Sunrise New Energy Co., Ltd.(formerly known as Global Internet of People, Inc.) and its subsidiaries (collectively, the “Company”) for the year in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations of the Company and its cash flows for the year in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting related to the share re-designation as described in Note 21 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

SUNRISE NEW ENERGY CO., LTD.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2023	2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,395,945	$1,655,549
Restricted cash	2,224,722	2,638,468
Accounts receivable, net	8,936,315	5,167,701
Notes receivable	835,090	868,679
Inventories, net	15,843,546	18,330,516
Due from related parties	617,324	400,022
Short-term investment	-	3,336,256
Prepaid expenses and other current assets	5,962,953	12,240,642
TOTAL CURRENT ASSETS	35,815,895	44,637,833

NON-CURRENT ASSETS
Long term prepayments and other non-current assets	1,524,494	3,850,985
Plant, property and equipment, net	65,561,251	41,468,383
Land use rights, net	9,673,696	10,083,242
Intangible assets, net	80,940	3,962,650
Long-term investments, net	1,879,986	3,019,281
Finance lease right-of-use assets	5,968,268	-
TOTAL NON-CURRENT ASSETS	84,688,635	62,384,541

TOTAL ASSETS	120,504,530	107,022,374

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	33,872,581	12,259,772
Note payable	4,148,265	3,876,748
Short-term loan	7,042,353	-
Deferred revenue	349,314	347,231
Deferred revenue - related parties	340,850	347,471
Deferred government subsidy	2,816,941	2,871,665
Due to related parties	4,464,165	885,150
Income taxes payable	501,372	506,638
Finance lease liabilities, current	2,610,633	-
Long-term loan, current	478,880	-
Long-term payable, current	4,710,644	3,706,628
Consideration payable, current	591,369	582,381
Accrued expenses and other current liabilities	1,561,051	639,761
TOTAL CURRENT LIABILITIES	63,488,418	26,023,445

NON-CURRENT LIABILITIES
Long-term loan, non-current	3,507,092	-
Finance lease liabilities, non-current	2,295,339	-
Long term payable, non-current	2,983,062	4,078,843
Consideration payable, non-current	2,703,528	3,358,906
Deferred tax liabilities, net	195,327	199,583
TOTAL NON-CURRENT LIABILITIES	11,684,348	7,637,332

TOTAL LIABILITES	75,172,766	33,660,777

COMMITMENTS AND CONTINGENCIES (Note 23)

MEZZANINE EQUITY
Redeemable non-controlling interests	34,543,186	31,228,329

EQUITY
Class A ordinary shares* (3,500,000,000 shares authorized; $0.0001 par value, 19,574,078 and 18,794,278 shares issued and outstanding as of December 31, 2023 and 2022, respectively)	1,957	1,879
Class B ordinary shares* (1,500,000,000 shares authorized; $0.0001 par value, 6,567,272 shares issued and outstanding as of December 31, 2023 and 2022)	657	657
Additional paid-in capital	32,620,568	33,789,702
Statutory reserves	2,477,940	2,477,940
Accumulated deficits	(30,467,027)	(6,234,447)
Accumulated other comprehensive loss	(1,989,087)	(1,355,358)
TOTAL SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO SUNRISE NEW ENERGY CO., LTD. ORDINARY SHAREHOLDERS	2,645,008	28,680,373
Non-controlling interests	8,143,570	13,452,895
TOTAL EQUITY	10,788,578	42,133,268

TOTAL LIABILITIES, MEZZANINE EQUITY AND TOTAL EQUITY	$120,504,530	$107,022,374

*	Retrospectively restated for effect of share re-designation on April 8, 2024 (see Note 21).

The accompanying notes are an integral part of these consolidated financial statements.

SUNRISE NEW ENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended December 31,
	2023	2022	2021

REVENUES, NET
Products	$44,384,004	$37,583,844	$2,104,767
Service	666,401	541,824	5,304,505
Total revenues	45,050,405	38,125,668	7,409,272

COSTS OF REVENUES
Products	57,172,626	38,299,090	2,063,296
Service	281,030	1,176,956	1,823,358
Total cost of revenues	57,453,656	39,476,046	3,886,654

GROSS (LOSS) PROFIT	(12,403,251)	(1,350,378)	3,522,618

OPERATING EXPENSES
Selling expenses	742,167	1,075,980	946,775
General and administrative expenses	13,040,038	12,678,873	7,834,291
Research and development expenses	1,193,082	1,053,882	2,151,565
Impairment of intangible assets	3,151,467	2,650,020	-
Total operating expenses	18,126,754	17,458,755	10,932,631

LOSS FROM OPERATIONS	(30,530,005)	(18,809,133)	(7,410,013)

OTHER (EXPENSES) INCOME
Investment losses	(1,170,974)	(3,566,561)	(2,118,453)
Interest (expense) income, net	(2,162,109)	(27,128)	173,173
Other income, net	942,138	87,390	404,380
Total other expenses	(2,390,945)	(3,506,299)	(1,540,900)

LOSS BEFORE INCOME TAXES	(32,920,950)	(22,315,432)	(8,950,913)

Income taxes (benefit) provision	(226)	808,970	(236,581)

NET LOSS	(32,920,724)	(23,124,402)	(8,714,332)
Less: net loss attributable to non-controlling interests	(8,688,144)	(487,780)	(311,072)
NET LOSS ATTRIBUTABLE TO SUNRISE NEW ENERGY CO., LTD. ORDINARY SHAREHOLDERS	$(24,232,580)	$(22,636,622)	(8,403,260)

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	(1,165,807)	(5,123,964)	700,316
TOTAL COMPREHENSIVE LOSS	(34,086,531)	(28,248,366)	(8,014,016)
Less: comprehensive loss attributable to non-controlling interests	(9,220,222)	(2,107,480)	(321,522)
COMPREHENSIVE LOSS ATTRIBUTABLE TO ORIDNARY SHAREHOLDERS OF SUNRISE NEW ENERGY CO., LTD.	$(24,866,309)	$(26,140,886)	(7,692,494)

LOSS PER SHARE
Basic and diluted - Class A and Class B ordinary shares	$(1.08)	$(0.98)	$(0.36)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic and diluted - Class A and Class B ordinary shares	25,622,195	24,820,313	23,638,751

The accompanying notes are an integral part of these consolidated financial statements.

SUNRISE NEW ENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares*						Retained	Accumulated	Total equity
	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Statutory	earnings (Accumulated	other Comprehensive	attributable to Ordinary	Non- Controlling	Total
	Shares	Amount	Shares	Amount	capital	reserves	deficits)	income (loss)	shareholders	interests	equity
Balance as of January 1, 2021	10,232,728	$1,023	6,567,272	$657	$4,462,177	$2,473,797	$25,663,240	$1,438,140	$34,039,034	$111,150	$34,150,184
Issued shares of ordinary shares, net of offering cost	7,728,000	773	-	-	27,504,639	-	-	-	27,505,412	-	27,505,412
Capital contributions from non-controlling interests	-	-	-	-	-	-	-	-	-	3,332,622	3,332,622
Net loss	-	-	-	-	-	-	(8,403,260)	-	(8,403,260)	(311,072)	(8,714,332)
Statutory reserves	-	-	-	-	-	(13)	13	-	-	-	-
Disposal of subsidiary	-	-	-	-	-	17	(17)	-	-	(2,642)	(2,642)
Foreign currency translation adjustment	-	-	-	-	-	-	-	710,766	710,766	(7,808)	702,958
Balance as of December 31, 2021	17,960,728	$1,796	6,567,272	$657	$31,966,816	$2,473,801	$17,259,976	$2,148,906	$53,851,952	$3,122,250	$56,974,202
Capital contributions from non-controlling interests	-	-	-	-	-	-	-	-	-	12,438,125	12,438,125
Accretion to the redemption value of redeemable non-controlling interests	-	-	-	-	(907,000)	-	(853,662)	-	(1,760,662)	-	(1,760,662)
Net loss	-	-	-	-	-	-	(22,636,622)	-	(22,636,622)	(487,780)	(23,124,402)
Statutory reserves	-	-	-	-	-	4,139	(4,139)	-	-	-	-
Share-based compensation	-	-	-	-	2,729,969			-	2,729,969	-	2,729,969
Settlement for vested shares	833,550	83	-	-	(83)	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(3,504,264)	(3,504,264)	(1,619,700)	(5,123,964)

Balance as of December 31, 2022	18,794,278	$1,879	6,567,272	$657	$33,789,702	$2,477,940	$(6,234,447)	$(1,355,358)	$28,680,373	$13,452,895	$42,133,268

Capital contributions from non-controlling interests	-	-	-	-	-	-	-	-	-	3,910,897	3,910,897
Accretion to the redemption value of redeemable non-controlling interests	-	-	-	-	(3,314,857)	-	-	-	(3,314,857)	-	(3,314,857)
Net loss	-	-	-	-		-	(24,232,580)	-	(24,232,580)	(8,688,144)	(32,920,724)
Share-based compensation	-	-	-	-	2,145,801	-	-	-	2,145,801	-	2,145,801
Settlement for vested shares	779,800	78	-	-	(78)	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(633,729)	(633,729)	(532,078)	(1,165,807)
Balance as of December 31, 2023	19,574,078	$1,957	6,567,272	$657	$32,620,568	$2,477,940	$(30,467,027)	$(1,989,087)	$2,645,008	$8,143,570	$10,788,578

*	Retrospectively restated for effect of share re-designation on April 8, 2024 (see Note 21).

The accompanying notes are an integral part of these consolidated financial statements.

SUNRISE NEW ENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2023	2022	2021

Cash flows from operating activities
Net loss	$(32,920,724)	$(23,124,402)	$(8,714,332)
Adjusted to reconcile net loss to cash used in operating activities
Depreciation and amortization	3,953,328	2,062,499	988,672
Amortization of land use right	217,977	126,042	-
Share-based compensation	2,145,801	2,729,969	-
Deferred tax (benefits) expenses	(454)	807,412	(232,363)
Interest expense	575,075	213,823	-
Investment losses	1,170,974	3,618,847	2,118,453
Bad debt expense	3,428,033	2,887,754	3,847,426
Impairment of inventory	7,238,819	2,711,158	-
Impairment of intangible assets	3,151,467	2,650,020	-
Amortization of finance lease right-of-use assets	338,627	213,063	90,320
Changes in operating assets and liabilities:
Accounts receivable	(4,074,715)	(1,734,486)	1,729,006
Note receivable	17,080	(899,481)	-
Due from related parties	(225,160)	(376,080)	110,184
Operating lease liabilities	-	(94,381)	31,145
Inventories	(5,095,430)	(18,747,772)	(331,491)
Prepaid expenses and other current assets	6,157,166	(2,894,690)	(678,288)
Accounts payable	6,133,132	12,661,801	-
Notes payable	63,504	4,014,213	-
Income taxes payable	-	-	(3,696,654)
Deferred revenue	8,724	549,274	(75,857)
Operating lease liabilities	-	-	(211,213)
Due to related parties	(295,728)	100,053	-
Deferred government subsidy	-	2,973,491	-
Accrued expenses and other current liabilities	729,509	(21,528)	(208,190)
Net cash used in operating activities	(7,282,995)	(9,573,401)	(5,233,182)

Cash flows from investing activities
Purchase of plant, property and equipment	(5,472,778)	(43,714,195)	(1,372,634)
Prepayment for finance lease right-of-use assets	(1,029,195)	-	-
Deposit paid for finance lease	(655,990)	-	-
Purchase of land use right	-	(197,554)	(6,947,051)
Purchase of intangible assets	-	(174,895)	-
Loans to third parties	(16,947)	(35,682)	(2,825,359)
Prepaid for investment	-	-	(650,909)
Purchase of long-term investments	-	-	(2,289,945)
Purchase of short-term investments	-	-	(8,000,000)
Redemption of short-term investment	878,000	-	-
Consideration paid for asset acquisition	(706,125)	(1,486,746)	-
Disposal of subsidiary	-	-	(9,300)
Net cash used in investing activities	(7,003,035)	(45,609,072)	(22,095,198)

Cash flows from financing activities
Proceeds from short-term loan	7,061,249	-	-
Proceeds from long-term loan	4,236,750	-	-
Repayment on long-term loan	(240,082)	-	-
Proceeds from long term payable, net of issuance cost	4,825,658	8,827,701	-
Repayment on long term payable	(4,782,564)	(887,788)	-
Proceeds from short-term borrowings from third parties	2,118,375	-	-
Repayments on short-term borrowings to third parties	(2,118,375)	-	-
Loans from related parties	3,867,883	795,554	-
Repayment on loans from related parties	(155,347)	-	-
Repayment on finance lease liabilities	(1,282,358)	-	-
Proceeds from issuance of ordinary shares in connection with initial public offering, net of issuance cost	-	-	27,504,639
Proceeds from capital contributions by non-controlling shareholders	148,078	37,024,594	3,332,622
Net cash provided by financing activities	13,679,267	45,760,061	30,837,261

Effect of foreign exchange rate on cash and cash equivalents	(66,587)	(899,786)	141,322
Net (decrease) increase in cash and cash equivalents	(673,350)	(10,322,198)	3,650,203
Cash, cash equivalents and restricted cash, beginning of year	4,294,017	14,616,215	10,966,012
Cash, cash equivalents and restricted cash, end of year	$3,620,667	$4,294,017	$14,616,215

Cash, cash equivalents and restricted cash, end of year	3,620,667	4,294,017	14,616,215
Less: restricted cash	2,224,722	2,638,468	700,060
Cash and cash equivalents, end of year	1,395,945	1,655,549	13,916,155

Supplemental disclosure of cash flow information
Cash paid for income tax	$42	$564,335	$3,699,180
Cash paid for interest	$1,377,302	-	-
Supplemental non cash transactions
Operating lease right-of-use assets obtained in exchange of operating lease liabilities	-	-	$311,638
Finance lease right-of-use assets obtained in exchange of finance lease liabilities	$5,457,510	-	-
Inventories obtained in exchange for accounts receivable	-	-	$155,003
Plant, property and equipment obtained from account payable	$15,771,926	$2,544,488	-
Plant, property and equipment obtained from capital contribution by non-controlling shareholders	$3,762,819	-	-
Intangible assets obtained from capital contribution by non-controlling shareholders	-	$4,881,198	-

The accompanying notes are an integral part of these consolidated financial statements.

SUNRISE NEW ENERGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Sunrise New Energy Co., Ltd. (“EPOW”), previously known as Global Internet of People, Inc., or GIOP, is an exempted company with limited liability incorporated under the laws of the Cayman Islands on February 22, 2019. It is a holding company with no business operation.

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

GIOP BJ incorporated Global Mentor Board (Zibo) Information Technology Co., Ltd. (“SDH”, formerly known as Global Mentor Board (Beijing) Information Technology Co., Ltd.) and Shidong Cloud (Beijing) Education Technology Co., Ltd. (“Shidong Cloud”) on December 5, 2014 and December 22, 2021, respectively.

SDH is a limited liability company incorporated on December 5, 2014 under the laws of China. Since 2017, SDH established several subsidiaries in China, including Global Mentor Board (Hangzhou) Technology Co., Ltd. (“GMB (Hangzhou)”), Global Mentor Board (Shanghai) Enterprise Management Consulting Co., Ltd. (“GMB Consulting”), Linking (Shanghai) Network Technology Co., Ltd. (“GMB Linking”, deconsolidated in July, 2021), Shanghai Voice of Seedling Cultural Media Co., Ltd. (“GMB Culture”), which has a majority owned subsidiary, Mentor Board Voice of Seedling (Shanghai) Cultural Technology Co., Ltd. (“GMB Technology”), Shidong (Beijing) Information Technology Co., Ltd. (“GMB (Beijing)”), and, Beijing Mentor Board Health Technology Co., Ltd. (“GMB Health”) and its major owned subsidiary Shidong Yike (Beijing) Technology Co., Ltd. (“Shidong Yike”), Zibo Shidong Digital Technology Co., Ltd. (“Zibo Shidong”) and its major owned subsidiaries, Shidong Trading Service (Zhejiang) Co., Ltd (“Shidong Trading”, deregistered in November 2022), Shanghai Jiagui Haifeng Technology Co., Ltd. (“Jiagui Haifeng”, disposal in March 2023), Shanghai Nanyu Culture Communication Co., Ltd. (“Nanyu Culture”, deregistered in July 2023) and Shanghai Yuantai Fengdeng Agricultural Technology Co., Ltd. (“Yuantai Fengdeng”, deregistered in April 2023). SDH and its subsidiaries are primarily engaged in providing peer-to-peer knowledge sharing and enterprise services to clients in the People’s Republic of China (“PRC”).

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

As described below in Reorganization, EPOW, through a restructuring which is accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent entity of its subsidiaries, and the primary beneficiary of the variable interest entity (the “VIE”), SDH, and the VIE’s subsidiaries for accounting purposes under accounting principles generally accepted in the United States of America (“U.S. GAAP”) to the extent that SDH’s the financials results of is consolidated to the condensed consolidated statements under U.S. GAAP. EPOW, its subsidiaries, the VIE and the VIE’s subsidiaries, are collectively hereinafter referred as the “Company”.

Reorganization

On June 10, 2019, GIOP BJ entered into a series of contractual arrangements with SDH and shareholders of SDH. These agreements include an Exclusive Technical and Consulting Service Agreement, an Exclusive Service Agreement, an Exclusive Option Agreement and Powers of Attorney (collectively “VIE Agreements”). Pursuant to the above VIE Agreements, GIOP BJ has the exclusive right to provide SDH with comprehensive technical support, consulting services and other services in relation to the principal business during the term the VIE Agreement. All the above contractual arrangements obligate GIOP BJ to absorb a majority of the risk of loss from business activities of SDH and entitle GIOP BJ to receive a majority of their residual returns. In essence, GIOP BJ is the primary beneficiary of SDH for accounting purpose under U.S. GAAP. Therefore, SDH is considered as a VIE under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”.

EPOW, together with its wholly owned subsidiaries, GIOP BJ, VIE and VIE’s subsidiaries were effectively controlled by the same shareholders before and after the Reorganization and, therefore, the Reorganization is considered under common control. The consolidation of the Company has been accounted for at historical cost and prepared on the basis as if the Reorganization had become effective as of the beginning of the first period presented in the consolidated financial statements.

The consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Date of Incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities
Subsidiaries
Global Mentor Board Information Technology Limited (“GMB HK”)	March 22, 2019	HK	100%	Holding company
Beijing Mentor Board Union Information Technology Co, Ltd. (“GIOP BJ”)	June 3, 2019	PRC	100%	Holding company of GIOP BJ
Shidong Cloud (Beijing) Education Technology Co., Ltd (“Shidong Cloud”)	December 22, 2021	PRC	75%	Educational consulting
SDH (HK) New Energy Tech Co., Ltd. (“SDH New Energy”)	October 8, 2021	HK	100%	Holding company
Zhuhai (Zibo) Investment Co., Ltd. (“Zhuhai Zibo”)	October 15, 2021	PRC	100%	New energy investment
Zhuhai (Guizhou) New Energy Investment Co., Ltd. (“Zhuhai Guizhou”)	November 23, 2021	PRC	100%	New energy investment
Sunrise (Guizhou) New Energy Materials Co., Ltd. (“Sunrise Guizhou”)	November 8, 2021	PRC	39.35%	Manufacture of lithium battery materials
Guizhou Sunrise Technology Co., Ltd. (“Sunrise Tech”)	September 1, 2011, acquired through an asset acquisition on July 7, 2022	PRC	39.35%	Manufacture of lithium battery materials
Sunrise (Guxian) New Energy Materials Co., Ltd. (“Sunrise Guxian”)	April 26, 2022	PRC	20.07%	Manufacture of lithium battery materials
Guizhou Sunrise Technology Innovation Research Co., Ltd. (“Innovation Research”)	December 13, 2022	PRC	39.35%	Research and development
Variable Interest Entity (“VIE”) and subsidiaries of VIE
Global Mentor Board (Zibo) Information Technology Co., Ltd. (“SDH” or “VIE”)	December 5, 2014	PRC	VIE	Peer-to-peer knowledge sharing and enterprise service platform provider
Global Mentor Board (Hangzhou) Technology Co., Ltd. (“GMB (Hangzhou)”)	November 1, 2017	PRC	100% by VIE	Consulting, training and tailored services provider
Global Mentor Board (Shanghai) Enterprise Management Consulting Co., Ltd. (“GMB Consulting”)	June 30, 2017	PRC	51% by VIE	Consulting services provider
Shanghai Voice of Seedling Cultural Media Co., Ltd. (“GMB Culture”)	June 22, 2017	PRC	51% by VIE	Cultural and artistic exchanges and planning, conference services provider
Shidong (Beijing) Information Technology Co., LTD. (“GMB (Beijing)”)	June 19, 2018	PRC	100% by VIE	Information technology services provider
Mentor Board Voice of Seeding (Shanghai) Cultural Technology Co., Ltd. (“GMB Technology”)	August 29, 2018	PRC	30.6% by VIE	Technical services provider
Shidong Zibo Digital Technology Co., Ltd. (“Zibo Shidong”)	October 16, 2020	PRC	100% by VIE	Technical services provider
Shidong Trading Service (Zhejiang) Co., Ltd. (“Shidong Trading”)	April 19, 2021	PRC	Deregistered in November 2022	Sale of merchandise
Shanghai Jiagui Haifeng Technology Co., Ltd. (“Jiagui Haifeng”)	November 29, 2021	PRC	Disposed in March 2023	Business incubation services provider
Shanghai Nanyu Culture Communication Co., Ltd. (“Nanyu Culture”)	July 27, 2021	PRC	Deregistered in July 2023	Enterprise information technology integration services provider
Beijing Mentor Board Health Technology Co., Ltd (“GMB Health”)	January 7, 2022	PRC	100% by VIE	Health services
Shidong Yike (Beijing) Technology Co., Ltd. (“Shidong Yike”)	July 16, 2021	PRC	51% by VIE	Health services
Shanghai Yuantai Fengdeng Agricultural Technology Co., Ltd. (“Yuantai Fengdeng”)	March 4, 2022	PRC	Deregistered in April 2023	Agricultural technology service

The VIE contractual arrangements

Neither the Company nor the Company’s subsidiaries own any equity interest in SDH. Instead, The Company directs the activities and receives the economic benefits of SDH’s business operation through a series of contractual arrangements. GIOP BJ, SDH and its shareholders entered into a series of contractual arrangements, also known as VIE Agreements, in June 2019.

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

Exclusive Option Agreement

Under the Exclusive Option Agreement, the SDH Shareholders irrevocably granted GIOP BJ (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in SDH or the assets of SDH. The option price to be paid by GIOP BJ to each shareholder of SDH is RMB10 (approximately US$1.41) or the minimum amount to the extent permitted under PRC law at the time when such transfer occurs.

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

Spousal Consent

Pursuant to the Spousal Consent, each spouse of the individual shareholders of SDH irrevocably agreed that the equity interest in SDH held by their respective spouses would be disposed of pursuant to the Equity Interest Pledge Agreement, the Exclusive Option Agreement, and the Powers of Attorney. Each spouse of the shareholders agreed not to assert any rights over the equity interest in SDH held by their respective spouses. In addition, in the event that any spouse obtains any equity interest in SDH through the respective shareholder for any reason, he or she agrees to be bound by the contractual arrangements.

Risks in relation to the VIE structure

EPOW believes that the contractual arrangements among GIOP BJ, the VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the EPOW’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

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

Total assets and liabilities presented on the Company’s consolidated balance sheets and revenue, expense, net loss presented on consolidated statement of operations and comprehensive loss as well as the cash flow from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operation and cash flow of the Company’s VIE and VIE’s subsidiaries. The Company has provided interest free loans of $400,000 to a VIE subsidiary, Zibo Shidong, for the year ended December 31, 2023. The Company has not provided any financial support to VIE and VIE’s subsidiaries for the years ended December 31, 2022 and 2021. The following financial statements of the VIE and VIE’s subsidiaries were included in the consolidated financial statements as of December 31, 2023 and 2022 and for the year ended December 31, 2023, 2022 and 2021:

	As of December 31,
	2023	2022
Cash and cash equivalents	$264,375	$336,871
Restricted cash	42,410	-
Accounts receivable, net	1,352	200,539
Inventories	4,789	3,590
Due from related parties	511,452	391,982
Prepaid expenses and other current assets	1,177,643	2,537,524
Total current assets	2,002,021	3,470,506

Long term prepayments and other non-current assets	47,094	14,358
Plant, property and equipment, net	2,649,977	2,874,500
Intangible assets, net	27,322	31,036
Long-term investments	1,879,986	3,019,281
Total non-current assets	4,604,379	5,939,175
Total assets	$6,606,400	$9,409,681

Accounts payable	$49,982	$50,953
Deferred revenue	311,089	222,605
Deferred revenue - related parties	340,850	347,471
Deferred government subsidy	2,816,941	2,871,665
Income taxes payable	501,526	506,638
Due to related parties	414,200	96,627
Accrued expenses and other current liabilities	478,666	293,699
Total current liabilities	4,913,254	4,389,658

Total liabilities	$4,913,254	$4,389,658

	For the years ended December 31,
	2023	2022	2021
Total net revenues	$656,113	$613,679	$7,409,272
Net loss	$(3,697,384)	$(15,438,135)	$(5,629,408)

	For the years ended December 31,
	2023	2022	2021
Net cash (used in) provided by operating activities	$(423,730)	$(3,320,442)	$2,314,408
Net cash used in investing activities	-	-	$(3,025,281)
Net cash provided by financing activities	$400,000	-	-

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and VIE’s subsidiaries for which the Company is the ultimate primary beneficiary for accounting purpose only under U.S. GAAP.

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

All transactions and balances between the Company, its subsidiaries, the VIE and VIE’s subsidiaries have been eliminated upon consolidation.

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. As of December 31, 2023, for the Company’s consolidated subsidiaries, the VIE and VIE’ s subsidiaries, non-controlling interests represent: a) a non-controlling shareholder’s 49% ownership interest in GMB (Beijing), GMB Consulting and Shidong Yike; b) a non-controlling shareholder’s 37.81% ownership interest in Sunrise Guizhou; c) a non-controlling shareholder’s 49% ownership interest in GMB Culture, which has a subsidiary called GMB Technology; and d) a non-controlling shareholder’s 25% ownership interest in Shidong Cloud, and 40% ownership interest in Shidong Trading.

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

Non-controlling interests are presented as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated statements of operations and comprehensive loss to distinguish the interests from that of the Company.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the assessment of the allowance for credit loss, inventory valuation, depreciable lives of property and equipment, impairment of long-lived assets, impairment of long-term investments that do not have readily determinable fair values, realization of deferred tax assets and accretion to redemption value of redeemable non-controlling interests. Actual results could differ from those estimates.

Foreign currency translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Company’s consolidated financial statements are reported using the U.S. Dollars (“US$” or “$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s consolidated statements of operations and comprehensive loss.

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

	December 31, 2023	December 31, 2022	December 31, 2021
Year-end spot rate	US$1= RMB 7.0999	US$1= RMB 6.9646	US$1= RMB 6.3757
Average rate	US$1= RMB 7.0809	US$1= RMB 6.7261	US$1= RMB 6.4515

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

The carrying amounts reported in the balance sheets for cash, restricted cash, accounts receivable, notes receivable, due from related parties, advance to suppliers, prepaid expenses and other current assets, deferred revenue, income taxes payable, accounts payable, note payable, due to related parties, accrued expenses and other current liabilities approximate their fair value based on the short-term maturity of these instruments. The carrying amount of long-term loans, financial lease liabilities, long-term payables and consideration payable approximates fair value as its interest rates are at the same level as the current market yield for comparable loans.

The Company’s non-financial assets, such as property and equipment, land use rights and financial lease right-of-use assets would be measured at fair value only if they were determined to be impaired.

As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of its certain fund investment. NAV is primarily determined based on information provided by external fund administrators. The Group’s investments valued at NAV as a practical expedient are private equity funds, which represent the short-term investment on the balance sheet.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and demand deposits in accounts maintained with commercial banks, as well as highly liquid investments which are unrestricted as to withdrawal or use and are readily convertible to known amounts of cash. The interest incomes of highly liquid investments are reported in the Company’s consolidated statements of operations and comprehensive loss. The Company maintains the bank accounts in Mainland China and Hong Kong. Cash balances in bank accounts in Mainland China and Hong Kong are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted cash

Restricted cash represents bank deposits with designated use, which cannot be withdrawn without certain approval or notice. Such restricted cash mainly relates to the deposit for commercial note issuance and an escrowed fund of listing companies.

On August 4, 2022, Sunrise Guizhou entered into a line of credit financing contract with Bank of Guizhou for revolving credit for a term from August 4, 2022 to August 3, 2023. Pursuant to the line of credit contract, the Company was obliged to deposit fifty percent of the notes payable amount issued as restricted cash in the designated bank account in Bank of Guizhou. As of December 31, 2023 and 2022, the deposit for commercial note issuance was $1,976,675 and $1,938,374, respectively.

On December 14, 2023, Sunrise Guizhou entered into a banker’s acceptance note contract with Shanghai Pudong Development Bank Co., Ltd. (“SPD Bank”) for issuing banker’s acceptance note to the suppliers of Sunrise Guizhou. Pursuant to the contract, the Company was obliged to deposit fifty percent of the note payable amount issued as restricted cash in the designated bank account in SPD Bank. As of December 31, 2023, the deposit for note issuance was $205,637.

The escrowed fund of listing companies was held by an Escrow Agent for the purpose of satisfying the initial $700,000 of the indemnification obligations of the Company, with respect to the Escrowed Funds, for a period of 24 months from the closing of the Company’s initial public offering in February 2021. As of December 31, 2023 and 2022, the escrowed fund balance was $nil and $700,094, respectively.

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

On January 1, 2023, the Company adopted ASC 326 Financial Instruments – Credit Losses (“ASC 326”) using the modified retrospective approach through a cumulative-effect adjustment to the accumulated deficit. Upon adoption, the Company changed its impairment model to utilize a current expected credit losses model in place of the incurred loss methodology for financial instruments measured at amortized cost. The Company had not recorded an adjustment to the opening accumulated deficit as of January 1, 2023 due to immaterial cumulative impact of adopting ASC 326.

The Company used an expected credit loss model for the impairment of financial instruments mentioned above as of period ends. For the allowance of the accounts receivable, the Company believes the aging of accounts receivable is a reasonable parameter to estimate expected credit loss, and determines expected credit losses for accounts receivables using an aging schedule as of period ends. The expected credit loss rates under each aging schedule were developed on the basis of the average historical loss rates from previous years, and adjusted to reflect the effects of those differences in current conditions and forecasted changes. The Company measured the expected credit losses of accounts receivable on a collective basis. When an accounts receivable does not share risk characteristics with other accounts receivables, management will evaluate such accounts receivable for expected credit loss on an individual basis. Doubtful accounts balances are written off and deducted from allowance for credit loss, when receivables are deemed uncollectible, after all collection efforts have been exhausted and the potential for recovery is considered remote. The allowance was $8,016,322, and $8,047,527 as of December 31, 2023 and 2022, respectively.

Inventories, net

The inventories as of December 31, 2023 consisted of raw materials, materials in transit, work in process and finished goods. Finished goods were mainly graphite anode materials, health service gift cards, learning course gift cards, Chinese tea, latex pillows and health care products.

Part of the Company’s finished goods, such as health service gift cards, learning course gift cards, Chinese tea, latex pillows and health care products, were obtained through fee exchange arrangements with its customers prior to 2022. These arrangements were entered into at the Company’s discretion to receive inventory in exchange for collection of account receivables and deferred revenue due from the customers. The Company accounted for these nonmonetary exchanges based on the fair values of the assets involved. The cost of inventories acquired in exchange was initially measured at the fair value of the accounts receivable the Company surrendered to obtain them.

Other than inventories obtained through fee exchange arrangements, the costs of inventories include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Inventory shall be measured at the lower of cost and net realizable value. Net realizable value is estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. When evidence exists that the net realizable value of inventory is lower than its cost, the difference shall be recognized as a loss in earnings in the period in which it occurs.

The impairment of inventories provided for lower of cost and net realizable value was $7,238,819, $2,711,158 and $nil for the years ended December 31, 2023, 2022 and 2021, respectively.

Lease

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

A lease arrangement is being evaluated for classification as operating or financing upon lease commencement. The right-of-use assets and related lease liabilities are recognized at the lease commencement date.

Lease liabilities, which represent the Company’s obligation to make lease payments arising from the lease, and corresponding right of-use assets, which represent the Company’s right to use an underlying asset for the lease term, are recognized at the commencement date of the lease based on the present value of fixed future payments, calculated using the discount rate implicit in the lease, if available, or the Company’s incremental borrowing rate.

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Finance lease

Finance leases are generally those leases that transfer ownership to the Company or allow the Company to purchase assets at a nominal amount by the end of the lease term. Assets acquired under finance leases are recorded as finance lease right-of-use, or ROU, assets.

The Company’s leases have initial terms ranging from 2 to 3 years for the Company. The lease term includes the lessee’s option to purchase assets at a nominal amount by the end of the lease term. As the lease transfers ownership of the underlying asset to the Company and the Company is reasonably certain to exercise an option to purchase the underlying asset, the Company amortizes the finance lease right-of-use asset to the end of the useful life of the underlying asset.

For finance lease, lease expense is generally front-loaded as the finance lease ROU asset is depreciated on a straight-line basis over the amortization period, but interest expense on the lease liability is recognized in interest expense using the effective interest method which results in more expense during the early years of the lease.

Operating lease

For operating leases, lease expense relating to fixed payments is recognized on a straight-line basis over the lease term. Additionally, the Company elected not to recognize leases with lease terms of 12 months or less at the commencement date. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, not included in lease liabilities.

Sales and leaseback contracts

The Company enters into sale and leaseback transactions. The Company acts as the seller-lessee, transfers its assets to a third-party entity (the buyer-lessor) and then leases the transferred assets back from the buyer-lessor at a contract designated rental price. The Company evaluates if sales of the underlying assets in the sale and leaseback contract have occurred in accordance with ASC 606. When a sale and leaseback transaction does not qualify for sale accounting, the transaction is accounted for as a financing transaction by the seller-lessee and a lending transaction by the buyer-lessor. The seller-lessee shall not derecognize the transferred asset and shall account for any amounts received as a financial liability.

Plant, property and equipment, net

Plant, property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is provided using the straight-line method over their expected useful lives, as follows:

Building	22 to 30 years
Machines	10 years
Electronic equipment	3 years
Furniture, fixtures and equipment	3 years
Vehicle	3 years
Leasehold improvements	The shorter of useful life and lease term

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operation and comprehensive loss in other income or expenses.

Land use right, net

Land use rights are recorded at cost less accumulated amortization Land use rights are amortized on a straight-line basis over the remaining term of the land certificates, from 40 years to 50 years.

Intangible assets, net

The Company’s intangible assets represent intellectual property rights on manufacturing graphite anode materials from capital injection by a non-controlling shareholder of Sunrise Guizhou and the copyright of course videos purchased from a third party including but not limited to course videos which cover subjects such as entrepreneurship development, financial service, corporate governance, team management, marketing strategy and etc. Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized on a straight-line basis over their estimated useful lives. The estimated useful lives of intangible assets are determined to be 5 to 10 years in accordance with the period the Company estimates to generate economic benefits from such intellectual property rights and copyright.

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

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated income statements and its share of post-acquisition movements in accumulated other comprehensive income is recognized in shareholders’ equity. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee. Investment (gain) loss for long-term investments of $(365,721), $14,072 and $41,925 were recorded in the Company’s consolidated statements of operations and comprehensive loss for the years ended December 31, 2023, 2022 and 2021, respectively.

For other equity investments that do not have readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock, the Company accounts for these investments at cost minus any impairment, if necessary.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value; the financial condition, operating performance and the prospects of the equity investee. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value. Impairment charges for long-term investments were $1,450,381, $979,426 and $nil recorded in the Company’s consolidated statements of operations and comprehensive loss for the years ended December 31, 2023, 2022 and 2021, respectively.

Impairment of long-lived assets

Long-lived assets, including plant, property and equipment, intangible asset, land use rights and finance lease right-of-use assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets or assets group to the estimated undiscounted future cash flows expected to result from the use of the assets or asset group and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets or assets group, the Company would recognize an impairment loss based on the fair value of the assets or assets group, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows.

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

Share-based compensation

Share-based compensation is measured based on the grant date fair value of the equity instrument. Share-based compensation expenses are recognized over the requisite service period based on the graded vesting attribution method with corresponding impact reflected in additional paid-in capital. When no future services are required to be performed by grantees in exchange for an award of equity instruments, the cost of the award is expensed on the grant date. The Group elects to recognize forfeitures when they occur.

Government subsidies

The Company’s PRC based subsidiary received government subsidies from local government. Government subsidies are recognized when there is reasonable assurance that the attached conditions will be complied with. When the government subsidy relates to an expense item, it is net against the expense and recognized in the consolidated statements of income and comprehensive income over the period necessary to match the subsidy on a systematic basis to the related expenses. Where the subsidy relates to an asset acquisition, it is recognized as income in the consolidated statements of operations and comprehensive loss in proportion to the useful life of the related assets. Government grants received for the years ended December 31, 2023, 2022 and 2021 were $380,164, $3,048,035 and $458,182, respectively. As of December 31, 2023 and 2022, the deferred government grants were $2,816,941 and $2,871,665, respectively.

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

Revenue recognition policies for each type of the Company’s services are discussed as follows:

Sales of graphite anode materials

The Company’s major business is to sell graphite anode materials to its customers. The Company’s major customers are manufacturers of industrial and consumer energy storage lithium-ion batteries, such as batteries for electric vehicles and electric ships, and smart consumer electronics. The Company examines the availability of the inventory, takes control of products in its own and third-party warehouses, and then organizes the shipping and delivery of products to customers after the purchase orders are received from customers.

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

Each activity represents a separate performance obligation, which is typically 5 days or less. The Company uses an expected cost plus margin approach to estimate the standalone selling prices of each activity. As Members can benefit from each activity on their own in the same way and there is no material difference in the Company’s delivery costs, such as number of staffs involved and size of each activity. Therefore, membership fees are equally allocated to seven performance obligations when the Company determines the transaction price of each performance obligation.

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

The Company recognizes the price for each tailored service as revenue when the service has been provided on a specific date designated and the receipt of each tailored service is confirmed by the clients. If a client does not request certain items of the tailored services included in the services contract during the agreed-upon period, the Company will not refund the service fees and the revenue will be recognized upon expiration of service contracts. The tailored services fees collected before providing services are recorded as deferred revenue on the consolidated balance sheets.

Sponsorship advertising service

The Company provides sponsorship advertising service for its clients at certain activities it holds, i.e. study tours and forums. The sponsorship advertising services are mainly to display banners with the clients’ information and distribute clients’ brochures through the activities, so that the clients can enhance their corporate and product image.

The fee the Company charges for sponsorship advertising service depends on multiple specific factors, including number of event participants, location, public interest, etc. The Company considers all factors and determines pricing for each contract separately. The sponsorship advertising fees are recognized as revenue when services have been provided on a specific date designated and receipt of sponsorship advertising services are confirmed by clients. Sponsorship advertising fees collected before providing services are recorded as deferred revenue on the consolidated balance sheets.

Consulting services

The Company provides consulting services to small and medium-sized enterprises by helping them to develop strategies and solutions including corporate reorganization, product promotion and marketing, industry supply chain integration, corporate governance, financing and capital structure, etc. The consulting services are tailored to meet each client’s specific needs and requirements.

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

The Company granted Users the access to view various online courses and programs. Users can subscribe to an annual VIP at a rate of RMB299. The VIP grants Users the access right to the Company’s VIP courses and programs over the subscription period. The Company recognizes the VIP annual subscription fees as revenue on a straight-line basis over VIP subscription period. Users can also purchase à la carte courses and programs at a rate from RMB 9.9 to 299 per course or program by top-up credits through the Company’s APP platform. The payment for the à la carte course and program is not refundable. After the payment is collected by the Company, the Users obtain unlimited access to the courses and programs they purchased without limitation. The Company recognizes the fees a la carte courses and programs as revenue at the point of time that Users obtain access to the courses and programs.

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

The Company recognized $341,528, $170,061 and $253,157 in revenue for the years ended December 31, 2023, 2022 and 2021, respectively, which related to contract liabilities that existed as of December 31, 2022, 2021 and 2020, respectively. The balances as of December 31, 2023 are expected to be recognized as revenue within one year.

There was no contract asset recorded as of December 31, 2023 and 2022.

Cost of goods sold

The cost of goods sold for the year ended December 31, 2023 and 2022 was primarily the cost of finished goods of graphite anode materials, including single granular coke, secondary granular coke, mixed batches of single particle and secondary coke, depreciation and amortization, labor cost, outsourcing fee and freight. The cost of goods sold for the year ended December 31, 2021 was mainly the cost of electrolytic copper. Cost of goods sold was $57,172,626, $38,299,090, and $2,063,296 for the years ended December 31, 2023, 2022 and 2021, respectively.

Service costs

Service costs primarily include (1) the cost of holding events and activities, such as venue rental fees, conference equipment fees, (2) professional and consulting fees paid to third parties for the Company’s activity; (3) the fees paid to Mentors and Experts; and (4) labor costs. Service costs were $281,030, $1,176,956 and $1,823,358 for the years ended December 31, 2023, 2022 and 2021, respectively.

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

The Company believes there were no uncertain tax positions as of December 31, 2023 and 2022, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated. The Company will recognize interest and penalties, if any, related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties will be included on the related tax liability line in the consolidated balance sheet. Interest and penalties incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Loss per share

The Company computes loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing the loss available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares.

The Company has determined that the redeemable non-controlling interests are participating securities as the preferred shares participate in retained earnings of Sunrise Guizhou. The Company treats the entire measurement adjustment to redemption value of the redeemable non-controlling interest under ASC 480-10-S99-3A as being akin to a dividend, which affected in the calculation of loss available to ordinary shareholders of the Company used in the loss per share calculation.

Comprehensive loss

Comprehensive loss income consists of two components, net loss and other comprehensive loss. Other comprehensive loss refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net loss. Other comprehensive loss consists of foreign currency translation adjustment resulting from the Company translating its financial statements from functional currency into reporting currency.

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

The Company maintains certain bank accounts in the PRC. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit, which is RMB 500,000 for one bank. However, the Company believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in the PRC and the Company believes that those Chinese banks that hold the Company’s cash and cash equivalents are financially sound based on public available information.

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

The Company’s exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by group of counterparties that share similar attributes. There were $16,977,973, $11,100,114 and $4,766,496 of revenue from three clients which represented 38%, 25% and 11% of the total revenues for the years ended December 31, 2023, respectively. There were $10,837,501, $7,449,250, $7,358,181 and $7,193,849 of revenue from four clients which represented 28%, 20%, 19% and 19% of the total revenues for the years ended December 31, 2022, respectively. There was $2,000,483 of revenue from one client which represented 27% of the total revenues for the years ended December 31, 2021.

There were $2,008,773, $1,932,857, $1,884,206 and $1,340,182 of account receivable from four clients which represented 22%, 22%, 21% and 15% of the total account receivable as of December 31, 2023, respectively. There was $1,549,436 of account receivable from one client which represented 12% of the account receivable as of December 31, 2022.

Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, The Company generally requires advanced payment before delivery of the services but may extend unsecured credit to its clients in the ordinary course of business. Credit limits are established and exposure is monitored in light of changing counterparty and market conditions. The Company did not have any material concentrations of credit risk outside the ordinary course of business as of December 31, 2023 and 2022.

Interest rate risk

Fluctuations in market interest rates may negatively affect the financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates are not material. The Company has not used any derivative financial instruments to manage its interest risk exposure.

Other uncertainty risk

The Company’s major operations are conducted in the PRC. Accordingly, the political, economic, and legal environments in the PRC, as well as the general state of the PRC’s economy may influence the Company’s business, financial condition, and results of operations.

The Company’s major operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic, and legal environment. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, and rates and methods of taxation, among other things. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations, including its organization and structure disclosed in Note 1, this may not be indicative of future results.

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

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU updates reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. The amendments in this ASU are effective for public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is still evaluating the effect of the adoption of this guidance.

In December 2023, the FASB issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures. The amendments address more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The ASU also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in this ASU are effective for public business entities for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Company is still evaluating the effect of the adoption of this guidance.

NOTE 3 –GOING CONCERN

As reflected in the consolidated financial statements, the Company incurred net losses of $32,920,724, $23,124,402 and $8,714,332 for the years ended December 31 2023, 2022 and 2021, respectively. Net cash used in operating activities were $7,282,995, $9,573,401 and $5,233,182 for the years ended December 31, 2023, 2022 and 2021, respectively. The working capital deficit was $27,672,523 as of December 31, 2023. Total cash, cash equivalents and restricted cash decreased by $673,350 and $10,322,198 for the years ended December 31, 2023 and 2022, respectively.

These adverse conditions and events raised substantial doubt about the Company’s ability to continue as a going concern. For the next 12 months from the issuance date of this report, the Company plans to continue implementing various measures to boost revenue and controlling the cost and expenses. Beginning in fiscal year 2022, the Company has started to transit its core business from knowledge sharing and enterprise services to sales of graphite anode material products. In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources and ability to obtain additional financial support in the future, and its operating and capital expenditure commitments. The Company intends to finance its future working capital requirements and capital expenditures from financing activities for the cash shortfalls and the negative operating cash flows. The Company expects continued capital financing through debt or equity issuances to support its working capital requirements.

As of December 31, 2023, the Company had cash of $1,395,945. The management believes that it would be able to make borrowings from banks based on past experiences and the Company’s good credit history when necessary. As of December 31, 2023, the Company had available line of credit from each of SPD Bank and Post Savings Bank of China (“Post Bank”) for RMB8,540,000 and RMB1,700,000, approximately $1,202,834 and $239,440, respectively.

On May 16, 2023, Sunrise Guizhou entered into a credit facility agreement with China Everbright Bank (“Everbright Bank”) to obtain revolving fund up to RMB 100,000,000, approximately $14,084,705, for a term from June 1, 2023 to May 31, 2024. As of December 31, 2023, the Company had been able to utilize the line of credit for RMB 50,000,000 (approximately $7,042,353) with interest rates from 2% to 4.5% which would mature from June 4, 2024 to September 25, 2024, collateralized by the pledge of land use right of Sunrise Tech for RMB 50,000,000. The remaining unused RMB 50,000,000 line of credit will be available to the Company if additional collateral with adequate value is acknowledged by Everbright Bank.

On January 30, 2024, Sunrise Guizhou entered into a discounted commercial bill financing arrangement with Industrial and Commercial Bank of China Xingyi Branch (“ICBC”) for a contractual term from January 30, 2024 to January 30, 2025. The Company obtained the commercial bills from customers and subsequently discounted these commercial bills in ICBC. In the event of a default by the customers who do not pay the due commercial bills to ICBC, ICBC will have recourses against the Company.

On March 8, 2024, Sunrise Guizhou obtained bank loan of RMB100,000,000, approximately $14,084,705, from China Construction Bank (“CCB”) Qianxinan Branch for a term from March 8, 2024 to March 8, 2026.

Currently, the Company is working to improve its liquidity and capital sources primarily through cash flows from operation, debt financing, and financial support from its principal shareholder. In order to fully implement its business plans and sustain continued growth, the Company may also seek equity financing from outside investors when necessary.

The Company can make no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to the Company, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on the Company and its consolidated financial statements.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31,
	2023	2022
Accounts receivable	$16,952,637	$13,215,228
Allowance for credit loss	(8,016,322)	(8,047,527)
Accounts receivable, net	$8,936,315	$5,167,701

The movement of allowance of credit loss is as follows:

	As of December 31,
	2023	2022	2021
Balance at beginning of the year	$8,047,527	$5,744,387	$1,808,889
Current year addition	196,717	2,887,754	3,890,827
Write-off	-	-	(43,401)
Reversed	(74,564)	-	-
Foreign currency translation adjustments	(153,358)	(584,614)	88,072
Balance at end of the year	$8,016,322	$8,047,527	$5,744,387

Doubtful accounts provision was $196,717, $2,887,754 and $3,847,426 recorded for the years ended December 31, 2023, 2022 and 2021, respectively.

NOTE 5 – INVENTORIES, NET

Inventories as of December 31, 2023 and 2022 consisted of the following:

	As of December 31,
	2023	2022
Raw materials	$2,958,413	$3,237,940
Finished goods	2,590,651	3,670,941
Work in process	10,289,693	11,418,045
Others	4,789	3,590
Total	$15,843,546	$18,330,516

The impairment of inventories was $7,238,819, $2,711,158 and $nil for the years ended December 31, 2023, 2022 and 2021, respectively.

NOTE 6 – SHORT-TERM INVESTMENT

In February 2021, the Company entered into an investment agreement with Viner Total investment Fund (the “Fund”) to invest in the Fund with the total investment consideration of $8,000,000. The Fund is an exempted company incorporated in the Cayman Islands and managed by Mainstream Fund Services (HK). The Fund is invested in a wide range of instruments with no specific limitations. The redemption of such shares for cash can be made with a one-month advanced written notice (such advanced written notice period can be extended by the administrator).

The value of a private equity fund is measured at fair value with gains and losses recognized in earnings. As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of the Fund. NAV is primarily determined based on information provided by external fund administrators. The NAV of the Fund was $3,336,256 as of December 31, 2022. The Company redeemed the Fund with a redemption value of $3,282,770 on August 2, 2023. Investment loss of $86,314, $2,625,349 and $2,038,395 was recorded in the Company’s consolidated statements of operations and comprehensive loss for the years ended December 31, 2023, 2022 and 2021, respectively.

NOTE 7 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

		As of December 31,
		2023	2022
Prepaid expenses		$3,461	$211,365
Advance to supplier		505,763	2,820,551
Loans to third parties	(1)	57,747	2,873,818
Receivable from redemption on short-term investment	(2)	2,371,942	-
Prepayment for investment		971,845	1,206,099
Other receivables		229,918	401,936
Interest receivable		364,833	365,478
Prepaid value added tax (“VAT”) and income tax	(3)	1,972,748	4,468,404
Deposits for operating lease		31,222	36,574
Subtotal		6,509,479	12,384,225
Less: allowance for prepaid expenses and other current assets		(546,526)	(143,583)
Total		$5,962,953	$12,240,642

(1)	On March 10, 2021, the Company signed a loan contract with a third party, Waichun Logistics Technology Limited (“Waichun”), to lend $825,000, with annual interest rate of 8%, and would be due on May 10, 2022. The Company renewed the contract with Waichun on May 10, 2022 to extend the loan period to December 31, 2023; In addition, the Company signed a loan contract on March 8, 2021 and renewed it on March 6, 2022 with Waichun to lend $2,000,000 with annual interest rate of 8%, which would be due on December 31, 2023. As of December 31, 2023, Waichun did not repay $2,825,000 to the Company. The Company assessed the collectivity of the loan and determined that it was more likely than not that the Company would not be able to recover the loan. The Company had written off the $2,825,000 loans made to Waichun for the year ended December 31, 2023.

(2)	In February 2021, the Company entered into an investment agreement with Viner Total investment Fund (the “Fund”) to invest in the Fund with the total investment consideration of $8,000,000. On August 2, 2023, the Company redeemed the Fund with a redemption value of $3,282,770, of which $2,371,942 had not been received as of December 31, 2023. By the date of issuance of the consolidated financial statements, the Company has received $2,043,666 in the year 2024.

(3)	The amount of VAT payable is determined by applying the applicable tax rate to the invoiced amount of services provided (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). The Company’s input VAT exceeded output VAT as the Company purchased plant, property and equipment for manufacturing graphite anode materials as of December 31, 2023 and 2022.

NOTE 8 – LONG TERM PREPAYMENTS AND OTHER NON-CURRENT ASSETS

		As of December 31,
		2023	2022
Prepaid for equipment	(1)	$822,750	$3,836,627
Finance lease deposit		654,235	-
Others		47,509	14,358
Total		$1,524,494	$3,850,985

(1)	Prepaid for equipment represented advance payment on the production line equipment by Sunrise Guizhou, which had not been shipped as of December 31, 2023 and 2022, respectively.

Note 9 – PLANT, PROPERTY AND EQUIPMENT, NET

Plant, property and equipment, stated at cost less accumulated depreciation, consisted of the following:

	As of December 31,
	2023	2022
Building	$29,618,983	$4,656,184
Machines	35,880,013	16,341,419
Vehicles	399,822	332,113
Electronic equipment	878,145	587,131
Furniture, fixtures and equipment	333,183	139,650
Leasehold improvements	397,421	405,141
Subtotal	67,507,567	22,461,638
Construction in progress	2,401,354	20,135,220
Less:
Accumulated depreciation	(4,347,670)	(1,128,475)
Plant, property and equipment, net	$65,561,251	$41,468,383

Depreciation expense was $3,249,396, $750,220 and $198,747 for the fiscal years ended December 31, 2023, 2022 and 2021, respectively.

NOTE 10 – LAND USE RIGHTS, NET

Land use rights, stated at cost less accumulated amortization, consisted of the following:

	As of December 31,
	2023	2022
Land use rights - cost	$10,010,496	$10,204,968
Less:
Accumulated amortization	(336,800)	(121,726)
Land use rights, net	$9,673,696	$10,083,242

For the years ended December 31, 2023, 2022 and 2021, amortization expense amounted to $217,977 and $126,042 and $nil, respectively. The following is a schedule of future amortization of land use rights as of December 31, 2023:

2024	$217,394
2025	217,394
2026	217,394
2027	217,394
2028 and thereafter	8,804,120
Total	$9,673,696

NOTE 11 – INTANGIBLE ASSETS, NET

Intangible assets, stated at cost less accumulated amortization and impairment, consisted of the following:

	As of December 31,
	2023	2022
Copyrights of course videos	$4,783,485	$4,876,413
Intellectual property rights	4,451,425	4,498,261
Intangible assets, cost	9,234,910	9,374,674
Less:
Accumulated amortization	(3,429,798)	(2,852,753)
Impairment	(5,724,172)	(2,559,271)
Intangible assets, net	$80,940	$3,962,650

The Company recorded impairment loss on intangible assets of $3,151,467, $2,650,020 and $nil for the years ended December 31,2023, 2022 and 2021, respectively.

For the years ended December 31, 2023, 2022 and 2021, amortization expense amounted to $703,932 and $1,312,279 and $789,925, respectively. The following is a schedule of future amortization of intangible asset as of December 31, 2023:

2024	$3,123
2025	3,123
2026	3,123
2027	3,123
2028 and thereafter	68,448
Total	$80,940

NOTE 12 – LONG-TERM INVESTMENTS

The Company’s long-term investments consist of the following:

	As of December 31,
	2023	2022
Equity method investments:
Shidong (Suzhou) Investment Co., Ltd. (“Suzhou Investment”)	$36,967	$37,056
Shenzhen Jiazhong Creative Capital LLP (“Jiazhong”)	1,772,594	1,435,832
Equity investments without readily determinable fair value:
Beijing Jinshuibanlv Technology Co., Ltd. (“Jinshuibanlv”)	1,126,776	1,148,665
Hangzhou Zhongfei Aerospace Health Management Co., Ltd. (“Zhongfei”)	422,541	430,750
Shanghai Zhongren Yinzhirun Investment Management Partnership (“Yinzhirun”)	281,694	287,167
Jiangxi Cheyi Tongcheng Car Networking Tech Co., Ltd.(“Cheyi”)	223,626	227,970
Chengdu Wanchang Enterprise Management Consulting Partnership (Limited Partnership) (“Wanchang”)	70,424	71,792
Shanghai Outu Home Furnishings Co., Ltd. (“Outu”)	70,424	71,792
Zhejiang Qianshier Household Co., Ltd.(“Qianshier”)	70,424	71,792
Taizhou Jiamenkou Auto Greengrocer’s Delivery Technology Co., Ltd. (“Jiamenkou”)	70,424	71,792
Zhejiang Yueteng Information Technology Co., Ltd. (“Yueteng”)	70,424	71,792
Shidong Funeng(Ruzhou) Industry Development Co., Ltd.( “Funeng”)	38,029	38,767
Dongguan Zhiduocheng Car Service Co., Ltd. (“Car Service”)	25,352	25,845
Subtotal	4,279,699	3,991,012
Less: impairment	(2,399,713)	(971,731)
Total	$1,879,986	$3,019,281

Equity method investments

Investment in Suzhou Investment

In December 2017, the Company acquired 17% of the shareholding of Suzhou Investment with cash consideration of RMB 850,000. As the Company’s CEO, Mr. Haiping Hu is Suzhou Investment’s director and the Company can exercise significant influence on Suzhou Investment’s business operation, the Company therefore accounted for this investment under equity methods from December 2017 and share the profit or loss of Suzhou Investment accordingly. For the years ended December 31, 2023, 2022 and 2021, the Company recognized investment (gain) losses of $(619), $14,072 and $14,025, respectively, according to its share of the post-acquisition losses of Suzhou Investment.

Investment in Jiazhong

In December 2020, the Company acquired 33% of partnership share of Jiazhong as a limited partner with cash consideration of RMB 10,000,000, approximately $1,408,469. The Company has fully paid RMB 10,000,000 as of December 31, 2020. Since the Company owns 33% of the partnership share of Jiazhong as a limited partner, therefore it accounts for the investment of Jiazhong under equity method and shares the profit or loss of Jiazhong accordingly. For the years ended December 31, 2023, 2022 and 2021, the Company recognized investment (gain) of $(365,102), $nil and $nil, respectively, according to its share of the post-acquisition losses of Jiazhong.

Equity investments without readily determinable fair value

Investment in Jinshuibanlv

In April 2021, the Company signed an investment agreement with Beijing Zhitong Zhenye Technology Co., Ltd. and Li Jiyou to invest RMB8,000,000, approximately $1,126,776, to Jinshuibanlv, which is accounting for 4% of its equity interest. Jinshuibanlv mainly operates an online tax management system. The Company has no control, joint control or significant influence on the invested units, and therefore accounted for the investment of Jinshuibanlv at cost minus impairments and plus or minus observable changes in prices. In 2023, the Company noticed that Jinshuibanlv had encountered going-concern issue due to the fact that it incurred significant loss and had insufficient bank and cash to support its operations. Therefore, the Company determined that the impairment on investment was other-than-temporary. Full impairment of $1,129,800 was recognized for investment of Jinshuibanlv for the year ended December 31, 2023.

Investment in Zhongfei

In November 2020, the Company acquired 3% of shareholding interest of Zhongfei through nonmonetary transactions, with which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Zhongfei of RMB3,000,000, approximately $422,541. In 2021, The Company provided it with a customized service worth of RMB3,000,000. The service has been completed and Zhongfei has decided to transfer 3% of the equity according to its fair value to the Company. The registration change was completed as of December 31, 2021. The Company does not have significant influence or control over Zhongfei, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Zhongfei at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them. In 2022, the Company noticed that Zhongfei had encountered going-concern issue and determined that the impairment on investment was other-than-temporary. Full impairment of $446,025 was recognized for investment of Zhongfei for the year ended December 31, 2022.

Investment in Yinzhirun

In December 2016, the Company acquired 0.45% of shareholding interest of Yinzhirun with cash consideration of RMB 2,000,000, approximately $281,694. The Company does not have significant influence or control over Yinzhirun, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Yinzhirun at cost minus impairments and plus or minus observable changes in prices. Yinzhirun is the intermediate holding company for Shanghai PeopleNet Security Technology Co., Ltd. (“PeopleNet”). The Company noticed that PeopleNet was involved in legal proceedings for bankruptcy initiated by its debtor, and its accounts receivable, intellectual properties, brand name have been subject to the judicial auction since February 2024, all of which raised significant concerns about the Yinzhirun’s ability to continue as a going concern. Full impairment of $282,450 was recognized for investment of Yinzhirun for the year ended December 31, 2023.

Investment in Cheyi

In November 2020, the Company acquired 0.5% of shareholding interest of Cheyi through nonmonetary transactions, with which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Cheyi of RMB1,587,719, approximately $223,626. In 2021, the Company provided it with a membership service worth of RMB1,500,000. This service has been completed. Cheyi has a poor capital turnover, it has decided to transfer 0.5% of the equity according to its fair value to the Company and registration change was completed as of December 31, 2021. The Company accounts for these non-monetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Cheyi, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Cheyi at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them.

The Company noticed that Industry and Commerce Administration of Nanchang Xihu Branch was not able to perform on-site inspection on Cheyi’s subsidiary Nanchang Qingchong Technology Co., Ltd. (“Qingchong”) in August 2022; Another Cheyi’s subsidiary, Jiangxi Cheyi Tongcheng Vehicle Networking Technology Co., Ltd. (“Cheyi Tongcheng”) had a legal dispute with CCB Nanchang Branch on March 9, 2023. The Company noticed the above factors that raise significant concerns about the investee’s ability to continue as a going concern. Full impairment of $236,053 was provided for investment of Cheyi for the year ended December 31, 2022.

Investment in Wanchang

In September 2019, the Company initially acquired 11.11% of partnership share of Chengdu Zhongfuze Investment LLP (“Zhongfuze”) with cash consideration of RMB500,000, approximately $70,424. The Company has fully paid RMB500,000 as of December 31, 2020. On December 6, 2022, the asset under Zhongfuze was transferred to Wanchang and the Company’s partnership share in Zhongfuze was simultaneously transferred to Wanchang. As a result, the Company owned 0.64% of the partnership share in Wanchang. The Company does not have significant influence or control over Wanchang, and the partnership share investment does not have readily determinable market value, and therefore accounted for the investment of Wanchang at cost minus impairments and plus or minus observable changes in prices.

Investment in Outu

In December 2019, the Company acquired 15% of shareholding interest of Outu with cash consideration of RMB3,000,000, approximately $422,541. The Company has paid RMB 500,000, approximately $70,424, as of December 31, 2022. The Company does not have significant influence or control over Outu, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Outu at cost minus impairments and plus or minus observable changes in prices. In 2022, the Company noticed that Qutu had encountered a going-concern issue and determined that the impairment on investment was other-than-temporary. Full impairment of $74,337 was provided for investment of Outu for the year ended December 31, 2022.

Investment in Qianshier

In December 2020, the Company acquired 5% of shareholding interest of Qiansier through nonmonetary transactions with, which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Qianshier of RMB 500,000, approximately $70,424. The Company accounts for these nonmonetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Qianshier, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Qianshier at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them.

In 2022, the Company noticed Qianshier had been involved in proceedings as a dishonest entity subject to enforcement in connection with a rental dispute, which raised significant concerns about the investee’s ability to continue as a going concern. Full impairment of $74,337 was provided for investment of Qianshier for the year ended December 31, 2022.

Investment in Jiamenkou

In June 2020, the Company acquired 5% of shareholding interest of Jiamenkou through nonmonetary transactions with Jiamenkou, which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Jiamenkou of RMB500,000, approximately $70,424. The Company accounts for these nonmonetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Jiamenkou, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Jiamenkou at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them. In 2022, the Company noticed Jiamenkou was involved in legal proceedings as respondent to its debt guarantor, which raised significant concerns about the investee’s ability to continue as a going concern. Full impairment of $74,337 was provided for investment of Jiamenkou for the year ended December 31, 2022.

Investment in Yueteng

In June 2020, the Company acquired 5% of shareholding interest of Yueteng through nonmonetary transactions with Yueteng, which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Yueteng of RMB500,000, approximately $70,424. The Company accounts for these nonmonetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Yueteng, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Yueteng at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them. In 2022, the Company determined that the investment was impaired and the impairment was other-than-temporary. Full impairment of $74,337 was provided for investment of Taizhoujia for the year ended December 31, 2022.

Investment in Funeng

In August 2019, the Company subscribed capital with cash consideration of RMB 570,000 and acquired 19% of shareholding interest of Funeng. The Company has paid RMB 270,000 as of December 31, 2020. The Company does not have significant influence or control over Funeng, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Funeng at cost minus impairments and plus or minus observable changes in prices. In 2023, the Company noticed that Funeng had encountered a going-concern issue due to the fact that it did not have sufficient bank deposits and cash to support its operation. Therefore, the Company determined that the impairment on investment was other-than-temporary. Full impairment of $38,131 was provided for investment of Funeng for the year ended December 31, 2023.

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

In 2023, the Company had paid RMB 5,000,000 (approximately $706,125) to the original shareholders of Sunrise Tech. The unpaid consideration RMB25,000,000 (approximately $3,521,176) will be paid in installments from 2024 to 2026. These consideration payables were interest free, and the present value was discounted using the incremental borrowing rate. The current and non-current portion of the consideration payable was $591,369 and $ 2,703,528, respectively, as of December 31, 2023. The current and non-current portion of the consideration payable was $582,381 and $3,358,906, respectively, as of December 31, 2022. The Company recorded interest expense of $133,310 and $71,272 relating to the amortization of the discount for the year ended December 31, 2023 and 2022, respectively. The consideration payable is guaranteed by Mr. Haiping Hu, CEO and Chairman of the Board of Director.

NOTE 14 – FINANCE LEASES

The Company’s leases are mainly related to graphite anode material manufacturing equipment leases from financial lease companies. Finance lease contracts offer the Company an option to purchase assets at a nominal amount by the end of the lease term and it is reasonably certain the Company will exercise that option. The Company amortizes the finance lease right-of-use asset to the end of the useful life of the underlying asset.

As of December 31, 2023, the Company’s finance leases had a weighted average remaining lease term of 1.82 years and a weighted average discount rate of 7.58%.

The components of lease expense for the years ended December 31, 2023 and 2022 were as follows:

	Statement of	For the years ended December 31,
	Income Location	2023	2022	2021

Lease costs
Finance lease expense	Cost of goods sold	$338,627	$-	$-

Maturity of lease liabilities under the finance leases as of December 31, 2023 were as follows:

For the years ending December 31,
2024	2,897,127
2025	1,752,795
2026	664,372
Total lease payments	5,314,294
Less: interest	(408,322)
Present value of finance lease liabilities	$4,905,972
Finance lease liabilities, current	$2,610,633
Finance lease liabilities, non-current	$2,295,339

NOTE 15 – DEFERRED GOVERNMENT SUBSIDY

GMB BJ planned to relocate the Company address from Beijing to Zibo city, and it applied for subsidy of RMB 21,926,900 to compensate for the future incremental costs arising from the relocation, which was approved by the Finance Bureau of Zibo in November 2021. The Company received government subsidy of RMB20,000,000, approximately $2,973,491 in January 2022. The Company relocated to Zibo in November 2023, however the expenditures related to relocation had not been audited and acknowledged by the government of Zibo as of December 31, 2023. Therefore, the cash received was recognized as a deferred government subsidy.

NOTE 16 – LONG TERM PAYABLE

Loans payable represented the financial liabilities due to financial lease companies maturing within one or over one year. The loans payable consisted of the following:

	As of December 31,
	2023	2022
Long term payables:
Far East International Financial Leasing Co., Ltd. (“Far East”)	$598,112	$2,594,415
China Power Investment Ronghe Financial Leasing Co., Ltd. (“Ronghe”)	3,403,003	5,191,056
Zhongguancun Science and Technology Leasing Co., Ltd. (“Zhongguancun”)	1,787,700	-
Xiamen Guomao Chuangcheng Financial Leasing Co., Ltd. (“Guomao”)	1,904,891	-
Total	$7,693,706	7,785,471
Current portion	$4,710,644	$3,706,628
Non-current portion	$2,983,062	$4,078,843

On September 22, 2022, Sunrise Guizhou entered into a sales and leaseback contract with Far East. Pursuant to the contract, the Company sold its machines for RMB 20,000,000, approximately $2,816,941, and immediately leased it back from Far East for an eighteen-month period from September 22, 2022 to March 21, 2024. The Company had not transferred the control of the underlying assets to Far East and the Company determined that the sales transaction did not qualify as a sale in accordance with ASC 606. Therefore, the sales and leaseback contract was in essence a debt financing arrangement and did not apply sales and leaseback accounting in ASC 842. The proceeds, net of the financing costs, were financial liability with a yearly implied interest rate of 11.98%. This long-term payable was guaranteed by SDH and Mr. Haiping Hu. The Company was required to make monthly interest and principal payment. For the years ended December 31, 2023 and 2022, The Company repaid RMB 15,259,317 and RMB 2,277,510, approximately $2,154,997 and $338,608, respectively. As of December 31, 2023, the Company had an outstanding balance of $598,112, of which $598,112 and $nil were classified to a current portion and a non-current portion, respectively. As of December 31, 2022, the Company had an outstanding balance of $2,594,415, of which $1,984,684 and $609,731 were classified to current portion and non-current portion, respectively. The total outstanding balance of this long-term facility was collateralized by certain plant and equipment at the original cost of RMB 38,223,638, approximately $5,383,687, as of December 31, 2023.

On November 4, 2022, Sunrise Guizhou entered into a sales and leaseback financing contract a three-year financing with Ronghe to obtain an amount of RMB 40,000,000, approximately $5,633,882, for a term from November 10, 2022 to November 9, 2025. The sales and leaseback contract was a debt financing arrangement in essence, with a yearly interest rate of one-year loan prime rate plus 1.55%. This long-term payable is guaranteed by Mr. Haiping Hu and Zhuhai Zibo. The Company is required to make quarterly interest and principal payment. For the years ended December 31, 2023 and 2022, The Company repaid RMB 14,634,365 and RMB 3,693,843, approximately $2,066,738 and $549,181, respectively. As of December 31, 2023, the Company had an outstanding balance of $3,403,003, of which $1,697,425 and $1,705,578 were classified to a current portion and a non-current portion, respectively. As of December 31, 2022, the Company had outstanding balance of $5,191,056, of which $1,721,944 and $3,469,112 were classified to current portion and non-current portion, respectively. The total outstanding balance of this long-term facility was collateralized by certain plant and equipment at the original cost of RMB 47,917,699, approximately $6,749,067, as of December 31, 2023.

On February 7, 2023, Sunrise Guizhou entered into a sales and leaseback financing contract for a two-year financing with Zhongguancun to obtain an amount of RMB 20,000,000, approximately $2,816,941, for a term lasting from February 7, 2023 to February 6, 2025. The sales and leaseback contract were a debt financing arrangement in essence, with a yearly implied interest rate of 9.61%. This long-term payable is guaranteed by Mr. Haiping Hu and Zhuhai Zibo. The Company is required to make quarterly interest and principal payments. For the year ended December 31, 2023, the Company repaid RMB 8,124,466, approximately $1,147,378. As of December 31, 2023, the Company had an outstanding balance of $1,787,700, of which $1,413,966 and $373,734 were classified to a current portion and a non-current portion, respectively. The total outstanding balance of this long-term facility was collateralized by certain plant and equipment at the original cost of RMB 20,917,392, approximately $2,946,153, as of December 31, 2023. Other than the aforementioned plant and equipment as collateral assets, the Company has pledged any existing and future accounts receivable from a sales contract with Liyang Zichen New Materials Technology Co., Ltd. (“Liyang Zichen”) for the amount up to RMB 20,000,000. The accounts receivable from Liyang Zichen were $nil as of December 31, 2023.

On October 27, 2023, Sunrise Guizhou entered into a sales and leaseback financing contract for a two-year financing with Guomao for RMB 15,000,000, approximately $2,112,706, for a term from October 27, 2023 to October 26, 2025. The sales and leaseback contract was a debt financing arrangement in essence, with a yearly implied interest rate of 9.13%. For the year ended December 31, 2023, the Company repaid RMB 1,335,438, approximately $188,597. As of December 31, 2023, the Company had outstanding balance of $1,904,891, of which $1,001,141 and $903,750 were classified to a current portion and a non-current portion, respectively. This debt financing arrangement was guaranteed by Mr. Haiping Hu, Sunrise Tech and Zhuhai Zibo. The total outstanding balance of this long-term facility was collateralized by certain plant and equipment at the original cost of RMB 15,000,000, approximately $2,112,706, as of December 31, 2023.

NOTE 17 – LOANS

	As of December 31,
	2023	2022

Short-term loan:
Everbright Bank	$7,042,353	$-

Long-term loan:
Post Savings Bank of China	3,985,972	-
Current portion	$478,880	$-
Non-current portion	$3,507,092	$-

Short-term loan

On May 16, 2023, Sunrise Guizhou entered into a credit facility agreement with Everbright Bank to obtain revolving fund up to RMB 100,000,000, approximately $14,084,705, for a term from June 1, 2023 to May 31, 2024. As of December 31, 2023, the Company had been able to utilize the line of credit for RMB 50,000,000 (approximately $7,042,353) with interest rates from 2% to 4.5% which would mature from June 4, 2024 to September 25, 2024, collateralized by the pledge of land use right of Sunrise Tech for RMB 50,000,000. This credit loan was guaranteed by Mr. Haiping Hu, CEO and Chairman of the Board of Director, Ms. Fangfei Liu, spouse of Mr. Haiping Hu and Ms. Huiyu Du, the legal representative of Sunrise Guizhou.

Long-term loan

On January 18, 2023, Sunrise Guizhou entered into a line of credit facility agreement with Post Bank to obtain revolving fund up to RMB 30,000,000, approximately $4,225,412, with an interest rate of 4.5% for a term from January 19, 2023 to January 18, 2031. This credit loan was guaranteed by Mr. Haiping Hu, CEO and Chairman of the Board of Director, and Zhuhai Zibo. As of December 31, 2023, the Company had utilized the line of credit with Post Bank for RMB 28,300,000 (approximately $3,985,972), which would mature between July 2023 and April 2026. The Company early repaid the outstanding long-term loan in March 2024.

NOTE 18 – TAXES

a. VAT

The Company is subject to VAT and related surcharges in China for sales of graphite anode materials and providing member services and other in-depth services. The applicable VAT rate for material sales is 13%. The applicable service VAT rate is 6% for general taxpayers and 3% for small-scale taxpayer. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of sales and services provided (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). VAT liability is recorded in the line item of accrued expenses and other current liabilities on the consolidated balance sheets. Under the commercial practice of the PRC, the Company pays VAT based on tax invoices issued.

All of the tax returns of the Company have been and remain subject to examination by the PRC tax authorities for five years from the date of filing.

b. Income tax

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2019/2020 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, the Company’s HK subsidiary did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended December 31, 2023, 2022 and 2021, and accordingly no provision for Hong Kong profits tax has been made in these periods.

China

The Company’s subsidiaries are incorporated in the PRC, and are subject to the PRC Enterprise Income Tax Laws (“EIT Laws”) with the statutory income tax rate of 25% with the following exceptions.

In accordance with the implementation rules of EIT Laws, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. SDH is eligible to enjoy a preferential tax rate of 15% from 2021 to 2023 to the extent it has taxable income under the EIT Law.

For qualified small and low-profit enterprises, from January 1, 2021 to December 31, 2021, 12.5% of the first RMB 1.0 million of the assessable profit before tax is subject to a preferential tax rate of 20% and the 50% of the assessable profit before tax exceeding RMB 1.0 million but not exceeding RMB 3.0 million is subject to a preferential tax rate of 20%. From January 1, 2022 to December 31, 2022, 12.5% of the first RMB 1.0 million of the assessable profit before tax is subject to a preferential tax rate of 20% and the 25% of the assessable profit before tax exceeding RMB 1.0 million but not exceeding RMB 3.0 million is subject to a preferential tax rate of 20%. From January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the years ended December 31, 2021, 2022 and 2023, some PRC subsidiaries are qualified small and low-profit enterprises as defined, and thus are eligible for the above preferential tax rates for small and low-profit enterprises.

The components of the income tax (benefit) provision are as follows:

	For the years ended December 31,
	2023	2022	2021
Current
China	$228	$1,560	$-
Deferred
China	(454)	807,410	(236,581)
Total	$(226)	$808,970	$(236,581)

Loss before income taxes was attributable to the following geographic locations for the years ended December 31:

	For the years ended December 31,
	2023	2022	2021

PRC	$(26,296,232)	$(16,323,667)	$(6,034,466)
Others	(6,624,718)	(5,991,765)	(2,916,447)
Loss before income taxes	$(32,920,950)	$(22,315,432)	$(8,950,913)

Reconciliation between the provision (benefit) for income taxes computed by applying the PRC EIT rate of 25% to loss before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2023	2022	2021
Loss before income taxes	$(32,920,950)	$(22,315,432)	(8,950,913)
PRC EIT rate	25%	25%	25%
Income taxes computed at statutory EIT rate	$(8,230,238)	$(5,578,858)	(2,237,728)
Reconciling items:
Effect of tax holiday and preferential tax rate	(338)	1,274,465	169,657
Effect of changes in tax rate	(1,194,103)	-	-
Effect of tax rates in foreign jurisdictions	1,117,727	1,497,723	728,965
Effect of non-deductible share-based compensation		536,450	682,492
Effect of true up on net operating loss in the tax returns	687,460	-	-
Effect of non-deductible expense	6,277	13,917	4,403
Super deduction of qualified R&D expenditures	-	-	(107,975)
Changes in valuation allowance	7,076,539	2,919,231	1,206,097
Income tax (benefit) expense	$(226)	$808,970	(236,581)
Effective tax rate	0.00%	(3.63)%	2.64%

Deferred tax assets and liabilities

Significant components of deferred tax assets and liabilities were as follows:

	As of December 31,
	2023	2022
Deferred tax assets
Net operating loss carry forwards	$4,981,536	$1,934,559
Provision for doubtful debts	2,039,292	1,439,947
Finance lease liabilities	1,226,495	-
Impairment of inventory	2,446,724	398,578
Impairment of intangible assets	803,418	-
Impairment of long-term investment	599,928	163,420
Deferred tax assets, gross	12,097,393	3,936,504
Less: valuation allowance	(10,605,326)	(3,936,504)
Total deferred tax assets, net	$1,492,067	$-

Deferred tax liabilities
Finance lease right-of-use assets	$1,492,067	$-
Assets acquired in the asset acquisition	$195,327	199,583
Total deferred tax liabilities	$1,687,394	$199,583
Deferred tax assets, net	$-	$-
Deferred tax liabilities, net	$195,327	$199,583

The movement of valuation allowance is as follows:

	As of December 31,
	2023	2022	2021
Balance at beginning of the year	$3,936,504	$1,218,319	$-
Current year addition	7,076,539	2,919,231	1,206,097
Foreign currency translation adjustments	(407,717)	(201,046)	12,222
Balance at end of the year	$10,605,326	$3,936,504	$1,218,319

For entities incorporated in Mainland China, net operating loss can be carried forward for five years, while the net operating loss of HNTEs can be carried forward for ten years. As of December 31, 2023, the Company had net operating loss carrying forwards of $19,917,412 from the Company’s PRC subsidiaries, which will expire by in calendar years 2024 through 2033, if not utilized. The graphite anode business was in a competitive environment for the year ended December 31, 2023. In the meantime, peer-to-peer knowledge sharing and enterprise business continued to shrink in 2023. Considering the factors in graphite anode business and peer-to-peer knowledge sharing and enterprise business, management believed that there was substantial doubt on realization of the benefits from these losses as they were not able to estimate if the business would start to make profits in the near future. In making as of such determination, the Company considered factors including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry forwards, and (iii) tax planning strategies. Therefore, the Company believes that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets as of December 31, 2023 and 2022. Accordingly, as of December 31, 2023 and 2022, a $10,605,326 and $3,936,504 valuation allowance has been established respectively. The following is a schedule of expiration of carry forward operating loss as of December 31, 2023:

For the years ending December 31,
2024	$629,461
2025	307,521
2026	50,384
2027	2,217,853
2028	12,486,235
2029	-
2030	-
2031	-
2032	2,738,449
2033	1,487,509
Total	$19,917,412

As of December 31, 2023, the Company had net operating loss carrying forwards of $13,228 from the Company’s Hong Kong subsidiaries, which will be carried forward indefinitely to offset future profits of the Company’s Hong Kong subsidiaries.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2023, 2022 and 2021, the Company did not have any unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended December 31, 2023, 2022 and 2021, the Company did not incur any interest and penalties related to any potential underpaid income tax expenses.

For the Company’s operating subsidiaries, as of December 31, 2023, the tax years ended December 31, 2018, through December 31, 2022 remain open for statutory examination by PRC tax authorities.

NOTE 19 – RELATED PARTY BALANCE AND TRANSACTIONS

The following is a list of related parties which the Company has transactions with:

(a)	Ningbo Zhuhai Investment Co., Ltd. (“Zhuhai Investment”), a company controlled by Mr. Haiping Hu.

(b)	Bally, Corp. (“Bally”), a company controlled by Mr. Haiping Hu.

(c)	Mr. Xuanming Wang, General Manager and legal representative of GMB (Hangzhou).

(d)	Mr. Haiwei Zuo, Vice Chairman of the Board, 7.49% shareholder of GMB (Beijing).

(e)	Shanghai Hui Yang Investment Co., 9.6451% shareholder of Sunrise Guizhou and controlled by immediate family members of Mr. Haiping Hu.

(f)	Shidong (Suzhou) Investment Co., Ltd., a company of which Mr. Haiping Hu is the CEO.

(g)	Mr. Shousheng Guo, Director, 3.00% shareholder of GMB (Beijing).

(h)	Mr. Wenwu Zhang, Director of Sunrise Guizhou.

(i)	Mr. Chenming Qi, General Manager, Director and 3.00% shareholder of GIOP BJ; Director of GMB (Hangzhou).

(j)	Ms. Jing Ji, CEO of and 46% shareholder of GMB Technology.

(k)	Haicheng Shenhe, 9.6451% shareholder of Sunrise Guizhou.

(l)	Ms. Chao Liu, Chief Financial Officer of the Company.

(m)	GMB Internet Technology Co., Ltd., one of the shareholders of the Company.

(n)	GMB Business Communication Co., Ltd. one of the shareholders of the Company.

(o)	GMB Enterprise Cooperation Development Co., Ltd., one of the shareholders of the Company.

(p)	GMB Information Technology Co., Ltd., one of the shareholders of the Company.

(q)	GMB Wisdom Sharing Platform Co., Ltd., one of the shareholders of the Company.

(r)	GMB Technology Co., Ltd., one of the shareholders of the Company.

(s)	GMB Project Incubation Services Co., Ltd., one of the shareholders of the Company.

(t)	Guizhou Yilong New Area Industrial Development and Investment Co., Ltd., 3.0864% shareholder of Sunrise Guizhou.
(u)	Ms. Fangfei Liu, spouse of Mr. Haiping Hu.

(v)	Mr. Huiyu Du, the legal representative of Sunrise Guizhou.

(w)	Beijing Huatai Zhonghe Venture Capital Center (Limited Partnership) (“Huatai Zhonghe”), controlled by Mr. Shousheng Guo

a.	Due from related parties

As of December 31, 2023 and 2022, the balances of amount due from related parties were as follows:

		As of December 31,
		2023	2022
Due from related parties
Bally		$5,172	$5,168
Mr. Xuanming Wang		-	20,102
Mr. Shousheng Guo	(2)	100,000	-
Shidong (Suzhou) Investment Co., Ltd.		39,437	37,332
Mr. Wenwu Zhang	(1)	330,991	337,420
Ms. Chao Liu	(2)	141,024	-
Others		700	-
Total		$617,324	$400,022

(1)	The balance as of December 31, 2023 and 2022 represented the prepaid acquisition consideration to purchase Mr. Wenwu Zhang’s equity in Haicheng Shenhe.

(2)	The staff advance balances as of December 31, 2023 had been repaid by May 15, 2024.

b.	Due to related parties

As of December 31, 2023 and 2022, the balances of amounts due to related parties were as follows:

		As of December 31,
		2023	2022
Due to related parties
Mr. Haiping Hu		$903,789	$2,872
Mr. Chenming Qi		5,476	9,189
Ms. Jing Ji		19,543	19,923
Shanghai HuiYang Investment Co.	(1)	800,785	738,128
Haicheng Shenhe		451,871	50,395
Huatai Zhonghe		98,593	-
Zhuhai Investment	(2)	2,183,911	64,643
Others		197	-
Total		$4,464,165	$885,150

(1)	The balance as of December 31, 2023 mainly represented the loans from Shanghai HuiYang Investment Co., with the annual interest rate of 4.35% and was initially due on August 13, 2023 and extended to December 31, 2024.

(2)	The balance as of December 31, 2023 represented the loans from Zhuhai Investment, with the annual interest rate of 8% and was initially due on December 31, 2023 and extended to December 31, 2024.

c.	Deferred revenue -related parties

As of December 31, 2023 and 2022, the balances of deferred revenue of related parties were as follows:

		As of December 31,
		2023	2022
Deferred revenue of related parties
Shanghai Hui Yang Investment Co.	(1)	$340,850	$347,471
Total		$340,850	$347,471

(1)	The balance as of December 31, 2023 and 2022 represented the advance from the related party for tailored services.

d.	Related party transactions

Related party purchase

The Company rented office spaces from Zhuhai Investment. For the years ended December 31, 2023, 2022 and 2021, total rental fee to Zhuhai Investment were $nil, $118,475 and $103,411, respectively.

The Company purchased raw materials for graphite anode material manufacturing from Haicheng Shenhe. For the years ended December 31, 2023, 2022 and 2021, total purchases were $221,207, $1,031,043 and $nil, respectively.

Related party sales

The Company sold titanium for $205 to Mr. Shousheng Guo for the year ended December 31, 2022.

The Company sold medical wine for $666 to Zhuhai Investment for the year ended December 31, 2021.

e.	Related party guarantee

On August 4, 2022, Sunrise Guizhou entered into a line of credit financing contract with Bank of Guizhou for revolving credit of RMB 20,000,000, approximately $2,816,941, for a term from August 4, 2022 to August 3, 2023. The line of credit was in various means including bank loans, commercial note and letter of credit. As of December 31, 2023, the undue commercial notes issued to the vendors were RMB 26,532,265, approximately $3,736,991. The Company deposited RMB 14,034,196, approximately $1,976,675, as restricted cash in the designated bank accounts in Bank of Guizhou to secure the commercial notes. Pursuant to the contract, Mr. Haiping Hu and Guizhou Yilong New Area Industrial Development and Investment Co., Ltd., the non-controlling shareholder of Sunrise Guizhou, were the guarantor of the unsecured commercial notes for RMB 12,498,069, approximately $1,760,316 as of December 31, 2023.

On September 22, 2022, Sunrise Guizhou entered into a financing contract into an eighteen-month loan with Far East to obtain a loan of RMB 20,000,000, approximately $2,816,941, for a term from September 22, 2022 to March 21, 2024; On November 4, 2022, Sunrise Guizhou entered a sales and leaseback financing contract into a three-year financing with Ronghe to obtain an amount of RMB 40,000,000, approximately $5,633,882, for a term from November 10, 2022 to November 9, 2025; On February 7, 2023, Sunrise Guizhou entered a sales and leaseback financing contract into a two-year financing with Zhongguancun to obtain an amount of RMB 20,000,000, approximately $2,816,941, for a term from February 7, 2023 to February 6, 2025; On October 27, 2023, Sunrise Guizhou entered into a sales and leaseback financing contract for a two-year financing with Guomao for RMB 15,000,000, approximately $2,112,706, for a term from October 27, 2023 to October 26, 2025. Pursuant to these financing contracts, Mr. Haiping Hu, CEO and Chairman of the Board of Director, was the guarantor for the debts. See Note 16.

In July 2022, Sunrise Guizhou entered into purchase agreements with original shareholders of Sunrise to acquire 100% of Sunrise Tech’s assets and equity ownership for a gross consideration of RMB 40,000,000 (approximately $5,743,331), among of which RMB10,000,000 and RMB 5,000,000, approximately $1,486,746 and $706,125, were paid in July 2022 and August 2023, respectively. The unpaid consideration RMB 25,000,000 (approximately $3,521,176) will be paid in installments from 2024 to 2026. The consideration payable is guaranteed by Mr. Haiping Hu. See Note 13.

On May 16, 2023, Sunrise Guizhou entered into a credit facility agreement with Everbright Bank to obtain revolving fund up to RMB 100,000,000, approximately $14,084,705, for a term from June 1, 2023 to May 31, 2024. As of December 31, 2023, the Company had been able to utilize the line of credit for RMB 50,000,000 (approximately $7,042,353) with interest rates from 2% to 4.5% which would mature from June 4, 2024 to September 25, 2024, collateralized by the pledge of land use right of Sunrise Tech for RMB 50,000,000. This credit loan was guaranteed by Mr. Haiping Hu, Ms. Fangfei Liu and Ms. Huiyu Du. See Note 17.

On January 18, 2023, Sunrise Guizhou entered into a credit facility agreement with Post Bank to obtain revolving fund up to RMB 30,000,000, approximately $4,225,412, for a term from January 19, 2023 to January 18, 2031. As of December 31, 2023, the Company utilized the line of credit with Post Bank for RMB 28,300,000, approximately $3,985,972, which would mature from July 2023 to April 2024. In March 2024, the Company early repaid the long-term loan. This credit loan was guaranteed by Mr. Haiping Hu. See Note 17.

On June 13, 2023, Sunrise Guizhou entered into a finance lease agreement with Chongqing Xingyu Finance Lease Co., Ltd. to obtain graphite anode materials production facilities. The principal of the contract was RMB 29,257,844, approximately $4,120,881, with a nominal interest rate of 5.8%. This finance lease payment was guaranteed by Mr. Haiping Hu and Ms. Fangfei Liu.

On October 26, 2023, Sunrise Guizhou entered into a three-year debt arrangement with SPD Bank to obtain line of credit up to RMB 50,000,000, approximately $7,042,353, for a term from November 17, 2023 to November 17, 2026. The Company pledged its intellectual property and patent for the line of credit. Sunrise Guizhou utilized the line of credit by issuing banker’s acceptance note up to RMB 20,000,000, approximately $2,816,941 from SPD. Pursuant to the banker’s acceptance note contract, the Company was obliged to deposit fifty percent of the note payable amount issued as restricted cash in the designated bank account in SPD Bank. Therefore, the line of credit for issuance of acceptance note was RMB 10,000,000, approximately $1,408,471. As of December 31, 2023, the banker’s acceptance note was RMB 2,920,000, approximately $411,273 and the deposit for commercial note issuance was RMB 1,460,000, approximately $205,637. Other than the pledge of the Company’s intellectual property and patents, the unsecured amount of banker’s acceptance note, which was RMB 1,460,000 (approximately $205,636) was also guaranteed by Mr. Haiping Hu.

NOTE 20 – REDEEMABLE NON-CONTROLLING INTERESTS

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

The movement of redeemable non-controlling interests is as follows:

	For the years ended December 31,
	2023	2022	2021

Balance at beginning of the period	$31,228,329	$-	$-
Contribution from redeemable non-controlling interests	-	29,467,667	-
Accretion to redemption value of redeemable non-controlling interests	3,920,454	2,600,738	-
Foreign exchange effect	(605,597)	(840,076)	-
Balance at end of the period	$34,543,186	$31,228,329	$-

NOTE 21 – SHAREHOLDERS’ EQUITY

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

On April 2, 2020, the shareholders of the Company unanimously authorize a one-for-0.88 reverse stock split of the Company’s outstanding and issued ordinary shares (the “First Reverse Stock Split”), which became effective on April 3, 2020. Any fractional ordinary share that would have otherwise resulted from the First Reverse Stock Split were rounded up to the nearest full share. The First Reverse Stock Split did not change the par value of the ordinary shares and had no effect on the number of authorized ordinary shares of the Company. As a result of the First Reverse Stock Split, 28,000,000 ordinary shares that were issued and outstanding as of April 3, 2020 were reduced to 24,640,000 ordinary shares (taking into account the rounding of fractional shares).

On April 24, 2020, the shareholders of the Company unanimously authorize another one-for-0.68 reverse stock split of the Company’s issued and outstanding ordinary shares (the “Second Reverse Stock Split”), which became effective on April 24, 2020. Any fractional ordinary share that would have otherwise resulted from the Second Reverse Stock Split were rounded up to the nearest full share. The Second Reverse Stock Split did not change the par value of the ordinary shares and had no effect on the number of authorized ordinary shares of the Company. As a result of the Second Reverse Stock Split, 24,640,000 ordinary shares that were issued and outstanding as of April 24, 2020 was reduced to 16,800,000 ordinary shares (taking into account the rounding of fractional shares).

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

Share capital increase and re-designation

On February 8, 2024, the 2023 annual general meeting of shareholders (the “Meeting”) of the Company was held. At the Meeting, the shareholders of the Company approved the increase and re-designation of the Company share capital.

The Company increased its authorized share capital from US$50,000 consisting of 500,000,000 ordinary shares of par value $0.0001 each to $500,000 consisting of 5,000,000,000 ordinary shares of par value US$0.0001 each (the “Share Capital Increase”).

Immediately following the Share Capital Increase, the Company re-designated and re-classified its authorized share capital so that the afore-mentioned authorized share capital of $500,000 comprise 3,500,000,000 Class A ordinary shares of par value US$0.0001 each and 1,500,000,000 Class B ordinary shares of par value US$0.0001 each. Pursuant to the Second Amended and Restated Memorandum and Articles of Association of the Company, on a poll at any general meeting every shareholder shall have one (1) vote for every Class A ordinary share and twenty (20) votes for every Class B ordinary share held.

The Company believes that the re-designation should be accounted for on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares data for all periods presented. As a result, there were 19,574,078 and 18,794,278 Class A ordinary shares issued and outstanding and 6,567,272 and 6,567,272 Class B ordinary shares issued and outstanding as of December 31, 2023 and 2022, respectively.

Share-based compensation

The Company recorded share-based compensation expenses of $2,170,801, $2,729,969 and $nil for the years ended December 31, 2023, 2022 and 2021, respectively. The following table sets forth the allocation of share-based compensation expenses:

	For the years ended December 31,
	2023	2022	2021

Cost of revenues	$4,617	$8,188	$-
Selling expenses	19,784	39,301	-
General and administrative expenses	2,138,978	2,674,292	-
Research and development expenses	7,422	8,188	-
Total	$2,170,801	$2,729,969	$-

The Company adopted the 2022 Stock Incentive Plan for the grant of restricted share units to employees, directors and non-employees to provide incentive for their services.

The maximum number of ordinary shares that may be awarded pursuant to compensatory awards granted to the employees, directors and non-employees under the 2022 Stock Incentive Plan may not exceed 3,679,200 ordinary shares of par value $0.0001 per share.

Restricted share units

On August 26, 2022, the Company granted 3,334,200 restricted share units to its directors and employees. 25% of the restricted share units vested immediately on August 26, 2022. 75% of the restricted share units will vest within three years with equal yearly installments after August 26, 2022. The grant date fair value of the restricted share units was $2.00 per share, which was the closing price of the Company’s ordinary share on NASDAQ on August 26, 2022. This grant resulted in a total share-based compensation of $6,668,400 to be recognized ratably over the requisite service period of 3 years.

A summary of the restricted shares units’ activities is as follows:

	Number of restricted share units outstanding	Weighted average grant date fair value	Aggregate intrinsic value

Restricted share units outstanding as of January 1, 2022	-	-	-

Granted	3,334,200	2.00	-

Vested	(833,550)	2.00	-

Restricted share units outstanding as of December 31, 2022	2,500,650	2.00	6,826,775

Granted	-	-

Vested	(779,800)	2.00

Forfeited	(228,750)	2.00

Restricted share units outstanding as of December 31, 2023	1,492,100	2.00	1,611,468

The weighted average grant date fair value of restricted share units granted during the years ended December 31, 2023, 2022 and 2021 were $2.00, $2.00 and $nil, respectively. The total fair value of restricted share units vested during the years ended December 31, 2023, 2022 and 2021 were $1,559,600, $1,667,100, and $nil respectively.

The Company recognized compensation expense over the requisite service period for each separately vesting portion of the award as if the award is in substance, multiple awards. The Company recorded share-based compensation expenses relating to restricted share units of $2,170,801 and $2,729,969 for the year ended December 31, 2023 and 2022. As of December 31, 2023, total unrecognized compensation expenses relating to nonvested shares were $1,310,130, which is expected to be recognized over a weighted average period of 1.28 years.

Non-controlling interests

Non-controlling interests consist of the following:

	As of December 31,
	2023	2022

GMB (Beijing)	$3,187	$4,313
GMB Culture	1,491	2,997
Jiagui Haifeng	-	(710)
Sunrise Tech	(13,184)	-
GMB Consulting	13,043	13,270
Shidong Cloud	38,463	42,389
Sunrise Guxian	(83,832)	(39,323)
GMB Technology	(189,364)	(186,539)
Sunrise Guizhou	8,373,766	13,616,498
Total	$8,143,570	$13,452,895

Jiagui Haifeng was established by Zibo Shidong and Mr. Lifeng Wang in November, 2021. 51% of the shares of Jiagui Haifeng was held by Zibo Shidong and 49% of the shares was held by Mr. Lifeng Wang. The Company disposed of Jiagui Haifeng in March 2023.

Sunrise Guizhou was established by Zhuhai (Zibo) Investment and five other companies in November, 2021. Shidong Cloud was established by GIOP BJ and Beijing Yunqianyi Information Technology Co., Ltd. (“Yunqianyi”) in December 2022. 75% shares of Shidong Cloud were held by GIOP BJ and 25% of shares was held by Yunqianyi.

Sunrise Guxian was established by Sunrise Guizhou and seven other companies in April 2022.

For the year ended December 31, 2022, the Company made capital contributions of $52,863 to Shidong Cloud; and the non-controlling shareholders made capital contributions of $78,851 to Shidong Cloud.

For the years ended December 31, 2023, 2022 and 2021, Zhuhai (Zibo) made capital contributions of $nil, $10,759,335 and $9,099,878 to Sunrise Guizhou, respectively; and the non-controlling shareholders made capital contributions of $3,910,897, $12,438,125 and $3,332,622 to Sunrise Guizhou, respectively.

The actual capital contributions made by the Company and the non-controlling shareholders for the years ended December 31, 2023, 2022 and 2021 had no effect on the Company’s percentage of interest in its subsidiaries and VIE’s subsidiaries.

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

As of December 31, 2023 and 2022, the statutory reserves of the Company’s subsidiaries, GIOP BJ, VIE and VIE’s subsidiaries in the PRC have not reached 50% of their respective registered capital. As of December 31, 2023 and 2022, the balances of the statutory reserves were $2,477,940 and $2,477,940, respectively.

Restricted net assets

The Company’s PRC subsidiaries and the VIE and VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets, equivalent to their statutory reserves and their share capital to the Company in the form of loans, advances, or cash dividends. The payment of dividends by entities organized in China is subject to limitations, procedures, and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. As of December 31, 2023, the statutory reserves and the share capital amounted to $2,477,940 and $22,710,147, respectively.

NOTE 22 – LOSS PER SHARE

Immediately following the Share Capital Increase, the Company adopted dual class ordinary share structure. Pursuant to the Second Amended and Restated Memorandum and Articles of Association of the Company, at any general meeting every Member shall have one (1) vote for every Class A ordinary share and twenty (20) votes for every Class B ordinary share. Each Class B ordinary share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Company or any transfer agent for such shares, into one fully paid and non-assessable Class A ordinary share. Holders of Class A ordinary shares and Class B ordinary shares have the same rights, except for voting rights and conversion rights. Therefore, the two-class method of computing the loss per share is not applicable.

Basic and diluted loss per ordinary share is computed using the weighted average number of ordinary shares outstanding during the year.

	For the years ended December 31,
	2023	2022	2021

Numerator:
Net loss	$(32,920,724)	$(23,124,402)	$(8,714,332)
Less: accretion to redemption value of redeemable non-controlling interests	3,920,454	2,600,738	-
foreign currency effect on redemption value of redeemable non-controlling interests	(605,597)	(840,076)	-
net loss attributable to non-controlling interests	(8,688,144)	(487,780)	(311,072)
Net loss attributable to ordinary shareholders	$(27,547,437)	$(24,397,284)	$(8,403,260)

Denominator:
Weighted average number of shares outstanding – basic and diluted	25,622,195	24,820,313	23,638,751
Loss per share – basic and diluted	(1.08)	(0.98)	(0.36)

The potentially dilutive securities that were not included in the calculation of dilutive net loss per share in those periods where their inclusion would be anti-dilutive include restricted share units of 813,609, 1,302,476 and nil for the years ended December 31, 2023, 2022 and 2021, respectively.

NOTE 23 – COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of December 31, 2023, the Company was not aware of any material litigations or lawsuits against it.

NOTE 24 – SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing the performance of the Company.

Based on the management’s assessment, the Company determined that it has two operating segments and therefore two reportable segments as defined by ASC 280, which are graphite anode business and peer-to-peer knowledge sharing and enterprise business. The Company’s assets are substantially all located in the PRC and substantially all of the Company’s revenue and expense are derived in the PRC. Therefore, no geographical segments are presented.

The Company’s CODM evaluates performance based on each reporting segment’s revenues, costs of revenues and gross (loss) profit. Revenues, cost of revenues and gross (loss) profits by segment are presented below. Separate financial information of operating income by segment is not available.

	For the years ended December 31,
REVENUES, NET	2023	2022	2021
Graphite anode business	$44,384,004	$37,580,677	$-
Peer-to-peer knowledge sharing and enterprise business	666,401	544,991	7,409,272
Member services	-	106,724	498,330
Enterprise services
-Comprehensive tailored services	10,784	153,658	1,433,847
-Sponsorship advertising services	-	-	1,734,390
-Consulting services	471,978	9,645	1,583,583
Online services	7,827	2,100	40,391
Other revenues	175,812	272,864	2,118,731
Revenues, net	$45,050,405	$38,125,668	$7,409,272

	For the years ended December 31,
COST OF REVENUES	2023	2022	2021
Graphite anode business	$57,172,626	$35,586,544	$-
Peer-to-peer knowledge sharing and enterprise business	281,030	3,889,502	3,886,654
Member services	-	591,000	99,013
Enterprise services
-Comprehensive tailored services	12,444	294,759	157,563
-Sponsorship advertising services	-	-	34,041
-Consulting services	198,799	218,719	733,266
Online services	20,002	66,403	798,010
Other revenues	49,785	2,718,621	2,064,761
Cost of revenues	$57,453,656	$39,476,046	$3,886,654

	For the years ended December 31,
GROSS (LOSS) PROFIT	2023	2022	2021
Graphite anode business	$(12,788,622)	$1,994,133	$-
Peer-to-peer knowledge sharing and enterprise business	385,371	(3,344,511)	3,522,618
Member services	-	(484,276)	399,317
Enterprise services	271,519
-Comprehensive tailored services	(1,660)	(141,101)	1,276,284
-Sponsorship advertising services	-	-	1,700,349
-Consulting services	273,179	(209,074)	850,317
Online services	(12,175)	(64,303)	(757,619)
Other revenues	126,027	(2,445,757)	53,970
Gross (loss) profit	$(12,403,251)	$(1,350,378)	$3,522,618

NOTE 25 – SUBSEQUENT EVENTS

On January 30, 2024, Sunrise Guizhou entered into a discounted commercial bill financing arrangement with Industrial and Commercial Bank of China Xingyi Branch (“ICBC”) for a contractual term from January 30, 2024 to January 30, 2025. The Company obtained the commercial bills from customers and subsequently discounted these commercial bills in ICBC. In the event of a default by the customers who do not pay the due commercial bills to ICBC, ICBC will have recourses against the Company.

On March 8, 2024, Sunrise Guizhou obtained bank loan of RMB100,000,000, approximately $14,084,705, from China Construction Bank (“CCB”) Qianxinan Branch for a term from March 8, 2024 to March 8, 2026.This loan was guaranteed by Mr. Haiping Hu, CEO and Chairman of the Board of Director, and Zhuhai Zibo. The Company also pledged its land use rights to CCB.

On February 8, 2024, the 2023 annual general meeting of shareholders of the Company was held. At the Meeting, the shareholders of the Company approved the 2024 Employee Share Incentive Plan. The Company adopted the 2024 Employee Share Incentive Plan for the grant of restricted share units to employees, directors and non-employees to provide incentive for their services. The maximum number of ordinary shares that may be delivered pursuant to compensatory awards granted to the eligible persons under the 2024 Stock Incentive Plan may not exceed 2,613,000 ordinary shares of par value $0.0001 per share. The Company had not granted any compensatory awards under the 2024 Employee Share Incentive Plan to its employees, directors and non-employees as of the issuance date of the consolidated financial statements.

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through May 15, 2024, the date that the audited consolidated financial statements were available to be issued, and determined that that no subsequent events have occurred that would require recognition or disclosure in these financial statements, except as disclosed in this Note 25 or elsewhere in the notes to the consolidated financial statements.

NOTE 26 – UNAUDITED CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

The unaudited condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and the VIE and its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries and VIE” and the respective loss or profit as “Equity in loss of subsidiaries and VIE” on the condensed statements of operations and comprehensive loss.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of December 31, 2023 and 2022, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

SUNRISE NEW ENERGY CO., LTD.

PARENT COMPANY BALANCE SHEETS

	As of December 31,
	2023	2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$347,731	$285,916
Restricted cash	-	700,094
Due from related parties	105,872	5,168
Short-term investment	-	3,336,256
Advance to suppliers	-	7,694
Prepaid expenses and other current assets	2,577,085	2,994,975
TOTAL CURRENT ASSETS	3,030,688	7,330,103

NON-CURRENT ASSETS
Investment in subsidiaries and VIE	6,710,750	24,481,840
TOTAL NON-CURRENT ASSETS	6,710,750	24,481,840

TOTAL ASSETS	9,741,438	31,811,943

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accrued expenses and other current liabilities	31,824	15,550
TOTAL CURRENT LIABILITIES	31,824	15,550

TOTAL LIABILITES	31,824	15,550

EQUITY
Class A ordinary shares* (3,500,000,000 shares authorized; $0.0001 par value, 19,574,078 and 18,794,278 shares issued and outstanding as of December 31, 2023 and 2022, respectively)	1,957	1,879
Class B ordinary shares* (1,500,000,000 shares authorized; $0.0001 par value, 6,567,272 shares issued and outstanding as of December 31, 2023 and 2022)	657	657
Additional paid-in capital	36,842,425	34,696,702
Statutory reserves	2,477,940	2,477,940
Accumulated deficits	(29,613,365)	(5,380,785)
TOTAL EQUITY	9,709,614	31,796,393

TOTAL LIABILITIES AND EQUITY	$9,741,438	$31,811,943

*	Retrospectively restated for effect of share re-designation on April 8, 2024 (see Note 21).

SUNRISE NEW ENERGY CO., LTD.

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended December 31,
	2023	2022	2021

REVENUES, NET	$-	$-	$-

COSTS OF REVENUES	184,617	8,188	-

GROSS LOSS	(184,617)	(8,188)	-

OPERATING EXPENSES	6,339,405	3,578,664	1,010,536

LOSS FROM OPERATIONS	(6,524,022)	(3,586,852)	(1,010,536)

OTHER EXPENSES	(87,468)	(2,403,412)	(1,904,135)

LOSS BEFORE EQUITY IN LOSS OF SUBSIDIARIES AND VIE	(6,611,490)	(5,990,264)	(2,914,671)

Equity in loss of subsidiaries and VIE	(17,621,090)	(16,646,358)	(5,488,589)

NET LOSS ATTRIBUTABLE TO SUNRISE NEW ENERGY CO., LTD. ORDINARY SHAREHOLDERS	(24,232,580)	(22,636,622)	(8,403,260)
Foreign currency translation adjustment	-	-	-
COMPREHENSIVE LOSS ATTRIBUTABLE TO SUNRISE NEW ENERGY CO., LTD. ORDINARY SHAREHOLDERS	$(24,232,580)	$(22,636,622)	$(8,403,260)

SUNRISE NEW ENERGY CO., LTD.

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2023	2022	2021

Net cash used in operating activities	$(1,516,279)	$(808,226)	$(1,015,145)

Net cash provided by (used in) investing activities	878,000	-	(25,825,000)

Net cash provided by financing activities	-	310,000	28,249,093

(Decrease) increase in cash and cash equivalents	(638,279)	(498,226)	1,408,948

Cash, cash equivalents and restricted cash, beginning of year	986,010	1,484,236	75,288
Cash, cash equivalents and restricted cash, end of year	$347,731	$986,010	$1,484,236

Cash, cash equivalents and restricted cash, end of year	347,731	986,010	1,484,236
Less: restricted cash	-	700,094	700,060
Cash and cash equivalents, end of year	347,731	285,916	784,176