Form 20-F
period 2024-12-31
Sunrise New Energy Co., Ltd.
filed 2025-05-15
CIK 1780731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

An aggregate of 20,419,678 Class A ordinary shares and 6,567,272 Class B ordinary shares, par value $0.0001 per share, were outstanding as of December 31, 2024.

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

Unless the context otherwise requires, in this annual report on Form 20-F, references to:

●	“Affiliated Entities” are to Sunrise New Energy’s subsidiaries, and the VIE and its subsidiaries;

●	“APP” are to our mobile application, “Shidonghui APP;”

●	“China” or the “PRC” are to the People’s Republic of China;

●	“Class A Ordinary Shares” or “Class A ordinary shares” are to Class A ordinary shares in the capital of the Company, par value $0.0001 per share;

●	“Class B Ordinary Shares” or “Class B ordinary shares” are to Class B ordinary shares in the capital of the Company, par value $0.0001 per share;

●	“GIOP BJ” or “WFOE” are to Beijing Mentor Board Union Information Technology Co, Ltd., a limited liability company organized under the laws of the PRC, Zhuhai Zibo’s wholly owned subsidiary;

●	“GMB HK” are to “Global Mentor Board Information Technology Limited”, Sunrise New Energy’s wholly-owned-subsidiary, a Hong Kong corporation.

●	“GMB (Hangzhou)” are to Global Mentor Board (Hangzhou) Technology Co., Ltd., a limited liability company organized under the laws of the PRC, the VIE’s wholly owned subsidiary;

●	“GMB (Beijing)” are to Shidong (Beijing) Information Technology Co., Ltd., a limited liability company organized under the laws of the PRC and 51% of its equity interest is owned by the VIE;

●	“GMB Culture” are to Shanghai Voice of Seedling Cultural Media Co., Ltd., a limited liability company organized under the laws of the PRC and 51% of its equity interest is owned by the VIE;

●	“GMB Consulting” are to Global Mentor Board (Shanghai) Enterprise Management Consulting Co. Ltd., a limited liability company organized under the laws of the PRC and 51% of its equity interest is owned by the VIE;

●	“HK subsidiaries” are to GMB HK and SDH New Energy; and

●	“PRC subsidiaries” are to GIOP BJ, Zhuhai Zibo, Zhuhai Guizhou and their respective subsidiaries.

●	“shares,” “Shares,” or “Ordinary Shares” are, collectively, to the Class A Ordinary Shares and Class B Ordinary Shares;

●	“SDH” or “the VIE” are to Global Mentor Board (Zibo) Information Technology Co., Ltd, formerly known as Global Mentor Board (Beijing) Information Technology Co., Ltd., a limited liability company organized under the laws of the PRC;

●	“SDH Cloud” are to Global Mentor Cloud (Beijing) Education Technology Co., Ltd.; 75% of the shares of SDH Cloud are held by GIOP BJ and the remaining 25% shares are held by Beijing Yunqianyi Information Technology Co., Ltd.

●	“SDH New Energy” are to SDH (HK) New Energy Tech Co., Limited, Sunrise New Energy’s wholly-owned-subsidiary, a Hong Kong corporation.

●	“Sunrise Guizhou” are to Sunrise (Guizhou) New Energy Material Co., Ltd, a limited liability company organized under the laws of the PRC and 39.3519% of its equity interest is owned by Sunrise New Energy;

●	“U.S.” are to the United States;

●	“VIE” are to variable interest entity;

●	“Zhuhai Zibo” are to Zhuhai (Zibo) Investment Co., Ltd., a limited liability company organized under the laws of the PRC, SDH New Energy’s wholly owned subsidiary;

●	“Zhuhai Guizhou” are to Zhuhai (Guizhou) New Energy Investment Co., Ltd., a limited liability company organized under the laws of the PRC, SDH New Energy’s wholly owned subsidiary;

●	“Zibo Shidong” are to Zibo Shidong Digital Technology Service Co., Ltd., a limited liability company organized under the laws of the PRC, the VIE’s wholly owned subsidiary;

As of the date of this annual report, substantially all of the Company’s business is conducted by (1) Sunrise Guizhou, a joint venture formed by Zhuhai Zibo (a wholly owned subsidiary of the Company) and certain other shareholders in 2022, and (2) SDH, the Company’s VIE entity, in the PRC, using RMB, the currency of China. Our consolidated financial statements are presented in United States dollars or US$. In this annual report, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars or US$. These US$ references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets, including accounts receivable.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth and expansion, including our ability to meet our goals;

●	current and future economic and political conditions;

●	the future growth of the graphite anode materials industry and knowledge sharing and enterprise service industries;

●	our ability to continue to operate through the VIE structure;

●	our capital requirements and our ability to raise any additional funds which we may require;

●	our ability to attract clients and further enhance our brand recognition;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	trends and competition in graphite anode materials industry and enterprise service and knowledge sharing industries;

●	impact of the COVID-19 outbreak on our business operations; and

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

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

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The graphite anode materials industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the Class A Ordinary Shares. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

We are a Cayman Islands holding company conducting a substantial portion of our operations in China through our PRC operating entities. Unless otherwise stated, as used in this annual report, the terms “we,” “us,” “our,” “Sunrise New Energy,” “our Company,” and the “Company” refer to Sunrise New Energy Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands; and “SDH” or “the VIE” are to Global Mentor Board (Zibo) Information Technology Co., Ltd., a limited liability company organized under the laws of the PRC.

As of the date of this annual report, substantially all of our business is conducted by (1) Sunrise Guizhou, a joint venture established by Zhuhai Zibo (a wholly owned subsidiary of the Company) and certain other partners, as a limited company pursuant to PRC laws for the purpose of manufacturing and sales of graphite anode materials; and (2) SDH, the Company’s VIE entity that operates a knowledge sharing platform in China. Investors of our Ordinary Shares do not hold shares in the PRC operating entities, but instead hold shares of a Cayman Islands exempted company. Further, neither we nor our subsidiaries own any shares in the VIE. Instead, we entered into a series of contractual arrangements, also known as VIE Agreements, dated June 10, 2019, with the VIE and its shareholders. Under the generally accepted accounting principles in the United States (“U.S. GAAP”), we are deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIE for accounting purposes, because such contractual arrangements are designed so that the operations of the VIE are solely for the benefit of GIOP BJ and, ultimately, the Company. Solely for accounting purpose, the VIE Agreements enable us to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements under U.S. GAAP. Pursuant to the VIE Agreements, which have not been tested in a court of law, under, the assets and liabilities of the VIE are treated as our assets and liabilities and the results of operations of the VIE are treated as if they were the results of our operations. See “Item 3. Key Information — Contractual Agreements among GIOP BJ, the VIE and Its Shareholders” for a summary of these VIE Agreements.

The VIE Agreements, however, may not be as effective in providing us with the necessary control over the VIE and its operations. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. Under the current VIE Agreements, however, we rely on the performance by the VIE and its shareholders of their respective obligations under the contracts to direct the activities of a VIE that most significantly impact the VIE’s economic performance. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the validity and enforcement of the VIE Agreements. The VIE Agreements may not be effective in providing control over the VIE. We may be also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations. See “Risk Factors—Risks Related to Doing Business in China,” and “Risk Factors—Risks Related to Our Corporate Structure.”

As of December 31, 2024, 2023 and 2022, the VIE accounted for an aggregate of 4.05%, 5.48% and 8.79%, respectively, of our consolidated total assets, 7.14%, 6.54% and 13.04%, respectively, of our consolidated total liabilities, and 1.05%, 1.46% and 1.61%, respectively, of our consolidated total net revenues. See our consolidated financial statements and the related notes in this annual report.

We are subject to legal and operational risks associated with being based in the PRC, which could result in a material change in our PRC operating entities and the VIE’s operations and/or the value of the securities we are registering for sale, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. PRC laws and regulations governing our current business operations are sometimes vague and uncertain. In recent years, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in the PRC with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies. As of the date of this annual report, we, our PRC subsidiaries, or the VIE and its subsidiaries have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction.

As confirmed by our PRC counsel, Jincheng Tongda & Neal Law Firm (“JT&N”), as of the date of this annual report, we are not subject to cybersecurity review with the Cyberspace Administration of China, or the CAC, under the Cybersecurity Review Measures that became effective on February 15, 2022, or the Regulations on the Network Data Security Administration (the “Security Administration Regulation”), which became effective on January 1, 2025, since (i) as companies that engage in business-oriented consulting services and manufacturing and sales of graphite anode materials, we, our PRC subsidiaries, or the VIE and its subsidiaries, are unlikely to be classified as critical information infrastructure operators (“CIIOs”) by the PRC regulatory agencies; (ii) according to the interpretation of the relevant laws by the CAC, for online platform operators who have listed in foreign countries before the effective date of Cybersecurity Review Measures, and who are not seeking a new listing (such as a secondary or dual listing) in foreign countries, a cybersecurity review is not required; and (iii) the data processed in the business of the VIE and its subsidiaries, which is a knowledge sharing and enterprise service platform business, is unlikely to have a bearing on national security. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Regulation will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Regulation. See “Risk Factors—Risks Relating to Doing Business in the PRC—Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.”

Furthermore, on February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of relevant applications or its completion of subsequent offerings. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, or the CSRC Notice, which, among others, clarifies that PRC domestic companies that have already been listed overseas before the effective date of the Trial Measures, which is March 31, 2023, shall be deemed as Existing Issuers, and Existing Issuers are not required to complete the filing procedures with the CSRC immediately, and they shall be required to file with the CSRC for any subsequent offerings. We are an Existing Issuer, based on the foregoing, we made the filing with the CSRC on November 7, 2024 as required for our subsequent offering completed on November 5, 2024. As of the date of this annual report, such filing is still under review of the CSRC. we are not aware of any other PRC laws or regulations currently in effect requiring that we obtain permission from any PRC government authority for our continued listing on the Nasdaq. However, since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries and the VIE, our ability to accept foreign investments, and our listing on an U.S. exchange. See “Risk Factors—Risks Relating to Doing Business in the PRC—The Trial Measures and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.”

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

In addition, our Class A Ordinary Shares may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCA Act”) and related regulations, if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditor for two consecutive years beginning in 2022. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law, which included an identical provision of the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the U.S. Securities and Exchange Commission (the “SEC”) to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at such future time. On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Our former auditor, Marcum Asia CPAs LLP (“MarcumAsia”), as well as our current auditor, Wei, Wei & Co., LLP (“WW”), are PCAOB-registered public accounting firms subject to laws in the United States, pursuant to which the PCAOB conducts regular inspections to assess an auditor’s compliance with the applicable professional standards. As such, as of the date of this annual report, our listing is not affected by the HFCA Act and related regulations. See “Risk Factors—Risks Relating to Doing Business in the PRC—The Holding Foreign Companies Accountable Act and related regulations, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing on the Nasdaq, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor.”

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

The Company’s management is directly supervising cash management. Our finance department is responsible for establishing the cash management policies and procedures among our subsidiaries and departments and our PRC subsidiaries, or the VIE and its subsidiaries. Each subsidiary, department, or PRC operating entity initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to designated management members of the Company, based on the amount and the use of cash requested. The designated management member examines and approves the allocation of cash based on the sources of cash and the priorities of the needs, and submit it to the cashier specialists of our finance department for a second review. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred. Prior to the completion of our initial public offering in February 2021, the sources of funding of the Company, its subsidiaries and the VIE primarily consisted of capital injections by shareholders and cash generated from operations. For the last three fiscal years, Cash transfers and transfers of other assets between Sunrise New Energy, its subsidiaries, and the VIE were as follows: (i) For the fiscal year ended December 31, 2024, the Company provided interest-free loans of $516,661 to GMB HK and an interest-free loans of $1,300,000 to the VIE’s subsidiary, Zibo Shidong; the VIE provided interest-free loans of $77,268 to GIOP BJ; Zibo Shidong provided interest-free loans of $150,880 GIOP BJ ; Sunrise Guizhou provided loans of $166,766 with 4% interest rate to GMB Hangzhou and a loan of $347,430 with 4% interest rate to Zibo Shidong. (ii) For the fiscal year ended December 31, 2023, the Company provided interest-free loans of $400,000 to Zibo Shidong, a wholly owned subsidiary of the VIE, and received interest-free loans of $150,000 from the Company’s subsidiary, GMB HK; (iii) For the fiscal year ended December 31, 2022, the VIE provided interest-free loans of $6,188,307 to the Company’s subsidiaries, Zhuhai Zibo and Sunrise Guizhou for the construction costs related to the graphite anode business, and the Company’s subsidiary, GMB HK, provided interest-free loans of $310,000 to the Company for professional fees. To the extent cash in the business is in the PRC, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our Company, our subsidiaries, or the VIE by the PRC government to transfer cash. See “Risk Factors—Risks Relating to Our Corporate Structure—To the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our Company, our subsidiaries, or the VIE by the PRC government to transfer cash.”

Permissions Required from PRC Authorities

As of the date of this annual report, we, our PRC subsidiaries, or the VIE and its subsidiaries, (i) have received from PRC authorities material licenses, permissions, and approvals needed to engage in the businesses currently conducted in the PRC, and (ii) no such permission or approval has been denied. The licenses, permissions, and approvals, which have been successfully obtained, are: (1) business license; (2) the filing-for-record procedures with the relevant competent departments for our knowledge sharing and enterprise service platform business; and (3) the approval for the Construction Land Use Planning Permit, the Construction Works Planning Permit, the Construction Permit, the Pollutant Discharge License, the filing-for-record procedures with the relevant work safety administrative department, the approval for the Environmental Impact Report, the Filing for Environmental Protection Acceptance upon Completion of the Construction Project and the Filing Certificate for Fire Safety Inspection and Acceptance of Construction Project for our graphite anode material business. Besides, based on the progress of our relevant construction projects, we will apply for other necessary licenses or filings that are required by relevant PRC rules from time to time, such as those related to the construction completion acceptance, fire safety inspection and acceptance, work safety acceptance, environmental protection acceptance, and the processing of relevant real estate certificates, etc. However, we cannot assure you that any of these entities will be able to receive clearance of such compliance requirements in a timely manner, or at all. Any failure of these entities to fully comply with such compliance requirements may cause our PRC subsidiaries, or the VIE and its subsidiaries to be unable to begin their new businesses or operations in the PRC, subject them to fines, relevant new businesses or operations suspension for rectification, or other sanctions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may be required to obtain and maintain additional approvals, licenses or permits applicable to our business, including our graphite anode manufacturing and sales business and our knowledge share platform, which could have a material adverse impact on our business, financial conditions and results of operations.” We have been closely monitoring the development in the regulatory landscape in China, particularly regarding the requirement of approvals, including on a retrospective basis, from the CSRC, the CAC, or other PRC authorities with respect to this offering, as well as other procedures that may be imposed on us.

Selected Condensed Consolidating Financial Schedule

As a holding company with no material operations of our own, we conduct our operations through Sunrise Guizhou, the VIE and its subsidiaries in the PRC. Our subsidiaries and the VIE and its subsidiaries as of the date of this annual report are described below:

Name	Date of Incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities
Subsidiaries
Global Mentor Board Information Technology Limited (“GMB HK”)	March 22, 2019	HK	100%	Holding company
Beijing Mentor Board Union Information Technology Co, Ltd. (“GIOP BJ”)	June 3, 2019	PRC	100%	Holding company
Shidong Cloud (Beijing) Education Technology Co., Ltd (“Shidong Cloud”)	December 22, 2021	PRC	75%	Educational consulting
SDH (HK) New Energy Tech Co., Ltd. (“SDH New Energy”)	October 8, 2021	HK	100%	Holding company
Zhuhai (Zibo) Investment Co., Ltd. (“Zhuhai Zibo”)	October 15, 2021	PRC	100%	New energy investment
Zhuhai (Guizhou) New Energy Investment Co., Ltd. (“Zhuhai Guizhou”)	November 23, 2021	PRC	100%	New energy investment
Sunrise (Guizhou) New Energy Materials Co., Ltd. (“Sunrise Guizhou”)	November 8, 2021	PRC	39.35%	Manufacture of lithium battery materials
Guizhou Sunrise Technology Co., Ltd. (“Sunrise Tech”)	September 1, 2011, acquired through an asset acquisition on July 7, 2022	PRC	39.35%	Manufacture of lithium battery materials
Sunrise (Guxian) New Energy Materials Co., Ltd. (“Sunrise Guxian”)	April 26, 2022	PRC	20.07%	Manufacture of lithium battery materials
Guizhou Sunrise Technology Innovation Research Co., Ltd. (“Innovation Research”)	December 13, 2022	PRC	39.35%	Research and development
Shenzhen Sunrise Yitan New Energy Technology Co., Ltd. (“Sunrise Yitan”)	June 24, 2024	PRC	25.58%	Research and development of Sodium-ion battery
Shenzhen Sunrise Suiyuan New Materials Technology Co., Ltd. (“Sunrise Suiyuan”)	June 24, 2024	PRC	25.58%	Research and development of silicon carbon battery
Guizhou Chenhui Trading Co., Ltd. (“Sunrise Chenhui”)	March 25, 2024	PRC	39.35%	Sales of lithium battery materials
Guizhou Yihui New Energy Co., Ltd.	October 10, 2024	PRC	39.35%	Sales of lithium battery materials
Sunrise Anhui New Energy Materials Co., Ltd. (“Sunrise Anhui”)	January 21,2025	PRC	39.35%	Manufacture of lithium battery materials

Variable Interest Entity (“VIE”) and subsidiaries of VIE
Global Mentor Board (Zibo) Information Technology Co., Ltd. (“SDH” or “VIE”)	December 5, 2014	PRC	VIE	Knowledge sharing and enterprise service platform provider
Global Mentor Board (Hangzhou) Technology Co., Ltd. (“GMB (Hangzhou)”)	November 1, 2017	PRC	100% by VIE	Consulting, training and tailored services provider
Global Mentor Board (Shanghai) Enterprise Management Consulting Co., Ltd. (“GMB Consulting”)	June 30, 2017	PRC	51% by VIE	Consulting services provider
Shanghai Voice of Seedling Cultural Media Co., Ltd. (“GMB Culture”)	June 22, 2017	PRC	51% by VIE	Cultural and artistic exchanges and planning, conference services provider
Shidong (Beijing) Information Technology Co., LTD. (“GMB (Beijing)”)	June 19, 2018	PRC	51% by VIE	Information technology services provider
Mentor Board Voice of Seeding (Shanghai) Cultural Technology Co., Ltd. (“GMB Technology”)	August 29, 2018	PRC	30.6% by VIE	Technical services provider
Shidong Zibo Digital Technology Co., Ltd. (“Zibo Shidong”)	October 16, 2020	PRC	100% by VIE	Technical services provider
Beijing Mentor Board Health Technology Co., Ltd (“GMB Health”)	January 7, 2022	PRC	100% by VIE	Health services
Shidong Yike (Beijing) Technology Co., Ltd. (“Shidong Yike”)	July 16, 2021	PRC	100% by VIE	Health services
Guizhou Yuanneng Zhihui Enterprise Management Partnership Enterprise (Limited Partnership) (“Guizhou Yuanneng”)	April 1, 2024	PRC	94% by VIE	Holding company

The following tables present selected condensed consolidating financial data of Sunrise New Energy and its subsidiaries and the VIE and its subsidiaries for the fiscal years ended December 31, 2024, 2023, and 2022 balance sheet data as of December 31, 2024, 2023, and 2022.

SELECTED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS DATA

	Year ended December 31, 2024
	Parent	Subsidiaries	VIE and VIE’s subsidiaries	Inter- company elimination	Group consolidated
	(US$)
Revenues, net	-	71,276,389	2,899,946	(9,178,594)	64,997,741
Total cost and operating expenses	1,776,146	86,746,148	2,250,369	(9,178,594)	81,594,069
(Loss) Profit from operations	(1,776,146)	(15,469,759)	649,577	-	(16,596,328)
(Loss) Profit before income taxes	(1,778,111)	(17,052,619)	855,129	-	(17,975,601)
Net (loss) income	(1,778,111)	(17,057,370)	854,317	-	(17,981,164)

	Year ended December 31, 2023
	Parent	Subsidiaries	VIE and VIE’s subsidiaries	Inter- company elimination	Group consolidated
	(US$)
Revenues, net	-	44,394,292	656,113	-	45,050,405
Total cost and operating expenses	6,524,022	65,728,723	3,327,665	-	75,580,410
Loss from operations	(6,524,022)	(21,334,431)	(2,671,552)	-	(30,530,005)
Loss before income taxes	(6,611,490)	(22,612,303)	(3,697,157)	-	(32,920,950)
Net loss	(6,611,490)	(22,612,303)	(3,696,931)	-	(32,920,724)

	Year ended December 31, 2022
	Parent	Subsidiaries	VIE and VIE’s subsidiaries	Inter- company elimination	Group consolidated
	(US$)
Revenues, net	-	37,511,989	613,679	-	38,125,668
Total cost and operating expenses	3,586,852	39,001,736	14,346,213	-	56,934,801
Loss from operations	(3,586,852)	(1,489,747)	(13,732,534)	-	(18,809,133)
Loss before income taxes	(5,990,264)	(1,696,242)	(14,628,926)	-	(22,315,432)
Net loss	(5,990,264)	(1,696,003)	(15,438,135)	-	(23,124,402)

SELECTED CONDENSED CONSOLIDATING BALANCE SHEET DATA

	As of December 31, 2024
	Parent	Subsidiaries	VIE and VIE’s subsidiaries	Inter- company elimination	Group consolidated
	(US$)
Total current assets	2,442,761	66,149,892	14,823,298	(20,405,078)	63,010,873
Total non-current assets	14,540,000	75,540,659	4,537,251	(14,605,751)	80,012,159
Total assets	16,982,761	141,690,551	19,360,549	(35,010,829)	143,023,032
Total current liabilities	252,338	93,511,037	13,398,312	(20,405,078)	86,756,609
Total non-current liabilities	-	28,971,750	-	-	28,971,750
Total liabilities	252,338	122,482,787	13,398,312	(20,405,078)	115,728,359

	As of December 31, 2023
	Parent	Subsidiaries	VIE and VIE’s subsidiaries	Inter- company elimination	Group consolidated
	(US$)
Total current assets	3,030,688	30,874,514	7,673,555	(5,762,862)	35,815,895
Total non-current assets	14,540,000	80,084,256	4,604,379	(14,540,000)	84,688,635
Total assets	17,570,688	110,958,770	12,277,934	(20,302,862)	120,504,530
Total current liabilities	31,823	64,306,203	4,913,254	(5,762,862)	63,488,418
Total non-current liabilities	-	11,684,348	-	-	11,684,348
Total liabilities	31,823	75,990,551	4,913,254	(5,762,862)	75,172,766

	As of December 31, 2022
	Parent	Subsidiaries	VIE and VIE’s subsidiaries	Inter- company elimination	Group consolidated
	(US$)
Total current assets	7,330,103	33,642,263	9,713,750	(6,048,283)	44,637,833
Total non-current assets	14,690,000	56,445,366	5,939,175	(14,690,000)	62,384,541
Total assets	22,020,103	90,087,629	15,652,925	(20,738,283)	107,022,374
Total current liabilities	15,550	27,666,520	4,389,658	(6,048,283)	26,023,445
Total non-current liabilities	-	7,637,332	-	-	7,637,332
Total liabilities	15,550	35,303,852	4,389,658	(6,048,283)	33,660,777

SELECTED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS DATA

	Year ended December 31, 2024
	Parent	Subsidiaries	VIE and VIE’s subsidiaries	Inter-company elimination	Group consolidated
	(US$)
Net cash used in operating activities	(1,269,634)	(2,574,103)	(1,508,420)	-	(5,352,157)
Net cash provided by (used in) investing activities	1,071,942	(2,293,647)	423,298	1,430,868	632,461
Net cash (used in) provided by financing activities	(150,000)	11,251,341	961,196	(1,430,868)	10,631,669

	Year ended December 31, 2023
	Parent	Subsidiaries	VIE and VIE’s subsidiaries	Inter-company elimination	Group consolidated
	(US$)
Net cash (used in) provided by operating activities	(1,516,279)	(5,592,986)	(423,730)	250,000	(7,282,995)
Net cash provided by (used in) investing activities	878,000	(7,881,035)	-	-	(7,003,035)
Net cash provided by (used in) financing activities	-	13,529,267	400,000	(250,000)	13,679,267

	Year ended December 31, 2022
	Parent	Subsidiaries	VIE and VIE’s subsidiaries	Inter-company elimination	Group consolidated
	(US$)
Net cash used in operating activities	(808,226)	(5,444,733)	(3,320,442)	-	(9,573,401)
Net cash used in investing activities	-	(45,299,072)	(6,188,307)	5,878,307	(45,609,072)
Net cash provided by financing activities	310,000	51,328,368	-	(5,878,307)	45,760,061

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

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

●	We rely on contractual arrangements with the VIE and its subsidiaries, and shareholders for our China operations, which may not be as effective in providing operational control as direct ownership.

●	The contractual arrangements we have entered into with the VIE and its shareholders, and any other arrangements and transactions among related parties that we currently have or will have in future may be subject to scrutiny by the PRC tax authorities and they may determine that we owe additional taxes, which could substantially reduce our consolidated net income and the value of your investment.

●	The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

●	We may lose the ability to use and enjoy assets held by the VIE that are material to the operation of certain portion of our business if the VIE goes bankrupt or become subject to a dissolution or liquidation proceeding.

●	As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with such corporate governance listing standards.

●	As a “controlled company” under the listing rules of the NASDAQ Stock Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders

●	The dual class structure of our ordinary shares has the effect of concentrating voting control with our Chairman, and his interest may not be aligned with the interests of our other shareholders.

Risks Related to Doing Business in China

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and, and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

●	Recent greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our securities.

●	The Trial Measures and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.

●	A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

●	We face risks related to health epidemics such as the COVID-19, which significantly disrupted our operations and may continue to adversely affect our business, financial condition and results of operations.

●	Because our business is dependent upon government policies that encourage a market-based economy, change in the political or economic climate in the PRC may impair our ability to operate profitably, if at all.

●	PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may materially and adversely affect our business and impede our ability to continue our operations.

●	Because our business is conducted in RMB and the price of our Class A Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

●	Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

●	There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries, the VIE and its subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	Government control in currency conversion may adversely affect our financial condition, our ability to remit dividends, and the value of your investment.

●	If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation.

●	The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

●	The Holding Foreign Companies Accountable Act and related regulations all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing on the Nasdaq, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor.

●	Our contractual arrangements with the VIE are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements.

●	The failure to comply with PRC regulations relating to mergers and acquisitions of domestic entities by offshore special purpose vehicles may subject us to severe fines or penalties and create other regulatory uncertainties regarding our corporate structure.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

●	Increases in labor costs in the PRC may adversely affect our business and our profitability.

●	U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Risks Related to Our Class A Ordinary Shares and the Trading Market

Risks and uncertainties related to our Class A Ordinary Shares and the trading market include, but are not limited to, the following:

●	If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States holders of our Class A Ordinary Shares could be subject to adverse United States federal income tax consequences.

●	We have identified several control deficiencies in our internal control over financial reporting. If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

●	We do not intend to pay dividends for the foreseeable future.

●	The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

●	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, which may limit the information publicly available to our investors and afford them less protection than if we were a U.S. issuer.

●	If we cannot satisfy the listing requirements and other rules of Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

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

Our future growth will depend substantially on our ability to address the risks described in this annual report. If we do not successfully address these risks, our business would be significantly harmed.

We have incurred substantial losses in the past and may incur losses in the future. There is substantial doubt about our ability to continue as a going concern.

As discussed in “Note 3” to the consolidated financial statements to this annual report, we have suffered significant losses from operations resulting in a significant decrease in working capital that raises substantial doubt about our ability to continue as a going concern. Our net revenue was $64,997,741, $45,050,405 and $38,125,668 for the years ended December 31, 2024, 2023 and 2022, respectively. Our net loss was $17,981,164, $32,920,724 and $23,124,402 for the year ended December 31, 2024, 2023 and 2022, respectively. The losses during the reporting periods were mainly due to the material and negative impact of the COVID-19 pandemic on our knowledge sharing and enterprise business in fiscal year 2022, the large capital investment injected by us into the new business venture, Sunrise Guizhou, to enter into the manufacture and sales of lithium-ion power battery anode materials, and the subsequent losses Sunrise Guizhou has incurred due to overcapacity and intense competition in the graphite material industry. Our limited history of operation makes it difficult to evaluate our future prospects.

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

There is no assurance that we will be able to implement important strategic initiatives in accordance with our expectations, which may result in an adverse impact on our business and financial results. For example, our latest strategic initiative, establishing our graphite anode manufacturing and sales joint venture, Sunrise Guizhou, is designed to create growth, improve our results of operations and drive long-term shareholders value; however, our management may lack required experience, knowledge, insight, or human and capital resources to carry out the effective implementation to expand into new spaces outside of our current focuses. Furthermore, overcapacity and intense competition in the graphite material industry have led to a decline in the sales prices of our graphite material products, which contributed significantly to the Company's net losses during the reporting periods. As such, we may not be able to realize our expected growth, and our business and financial results will be adversely impacted.

We may be required to obtain and maintain additional approvals, licenses or permits applicable to our business, including our graphite anode manufacturing and sales business and our knowledge share platform, which could have a material adverse impact on our business, financial conditions and results of operations.

Before we develop certain new products in our graphite anode manufacturing and sales business, we must obtain a variety of approvals from local and municipal governments in the PRC for the operating of our graphite anode manufacturing and sales business. We have obtained the following in relation to our graphite anode manufacturing and sales business: construction permits, fire acceptance record certificate, sewage discharge permit, environmental impact statements, and product quality system certification, including: ISO 14001:2015, ISO 45001:2018, ISO 9001:2015, ISO 16949:2016, ISO27001:2022 and GB/T29490-2023. In addition, based on the progress of our relevant construction projects, we will apply for other necessary licenses that are required by relevant PRC rules from time to time. There is no assurance that we will be able to obtain all required licenses, permits, or approvals from government authorities. If we fail to obtain all required licenses, permits or approvals, we may be unable to expand our operations.

The operation of our knowledge sharing platform is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the Ministry of Commerce, or MOFCOM, the Ministry of Industry and Information Technology, or MIIT, the National Radio and Television Administration or NRTA, and other governmental authorities in charge of the relevant categories of services offered by us. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation we provide on our APP, including the scope of permissible business activities, licenses and permits for various business activities, and foreign investment.

Our ICP License (the Administrative Measures on Internet Information Services, or the Internet Measures, promulgated by the State Council requires commercial internet content-related services operators to obtain a VATS (“value added telecommunications service”) License for internet content provision business, or the ICP License) expired in July 2024 and we believe an ICP License is no longer needed for our knowledge sharing and enterprise service platform business, since except the Company itself, there is no other party conducting business through our APP. Although we do not currently believe we are required to hold any other licenses, we may be required to obtain additional licenses, permits or approval, given the significant uncertainties of the interpretation and implementation of certain regulatory requirements applicable to our business. See “Regulations— Regulations Related to Online Transmission of Audio-Visual Programs.”

There are uncertainties with respect to the interpretation and implementation of existing and future laws and regulations governing our business activities. As of the date of this annual report, we (i) have received from PRC authorities the material licenses, permissions, and approvals needed to engage in the businesses currently conducted in the PRC, (ii) no such permission or approval has been denied, and (iii) based on the progress of our relevant construction projects, we will apply for other necessary licenses that are required by relevant PRC rules from time to time. However, we cannot assure you that any of these entities will be able to receive clearance of such compliance requirements in a timely manner, or at all. Any failure of these entities to fully comply with such compliance requirements may cause our PRC subsidiaries, or the VIE and its subsidiaries to be unable to begin their new businesses or operations in the PRC, subject them to fines, relevant new businesses or operations suspension for rectification, or other sanctions, which may materially and adversely affect our business, financial conditions and results of operations.

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

Our personnel are critical to maintaining the quality and consistency of our services, brand and reputation. It is important for us to attract qualified managerial and other employees. There may be a limited supply of such qualified individuals. We must hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our operations. We must also provide continuous training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decrease, which in turn, may cause a negative perception of our brand and adversely affect our business.

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

We believe our key trademark, “Sunrise” and “晖阳,” for which we have obtained trademark protection , and 32 patents , are critical to our success. Any unauthorized use of our trademarks or other intellectual property rights could harm our competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use are difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially.

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

Sunrise Guizhou’s customers are manufacturers of industrial and consumer energy storage lithium-ion batteries, such as batteries for electric vehicles and electric ships, and smart consumer electronics. For the fiscal year ended December 31, 2024, Sunrise Guizhou had 26 customers. One customer accounted for more than 10% of Sunrise Guizhou’s total sales, accounting for 67%. For the fiscal year ended December 31, 2023, Sunrise Guizhou had 23 customers. Three customers accounted for more than 10% of Sunrise Guizhou’s total sales, accounting for 38%, 25%, and 11%, respectively. For the fiscal year ended December 31, 2022, Sunrise Guizhou had 16 customers. Four customers accounted for more than 10% of Sunrise Guizhou’s total sales, accounting for 28%, 20%, 19% and 19% respectively.

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

The cost, availability, and quality of the principle raw materials, such as asphalt coke, petroleum coke, needle coke, and American petroleum coke, are essential to Sunrise Guizhou’s operations. It purchases these raw materials from suppliers in China, Romania, and Indonesia, in order to meet the requirements of different customers, as well as to maintain a diversified supplier base which is beneficial to a stable supply chain. Lack of availability of raw materials, whether due to shortages in supply, delays or interruptions in processing, failure of timely delivery, or otherwise, could interrupt Sunrise Guizhou’s operations and adversely affect our financial results. If the costs of raw materials increases due to policy changes, significant market price fluctuation, or any other causes that generally cannot be controlled by Sunrise Guizhou, Sunrise Guizhou’s business and results of operations could be adversely affected.

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

Foreign ownership of certain value-added telecommunications services, or the VATS, is subject to restrictions under current PRC laws and regulations. For example, the ultimate foreign equity ownership in a VATS provider may not exceed 50%. Also, for a foreign investor contemplating to acquire any equity interest in a VATS business in China, it must satisfy a number of stringent performance and operational experience requirements. In addition, to conduct any VATS business in China, foreign investors have to set up foreign-invested enterprises and obtain a relevant telecommunications business operating license. See “Regulations—Regulations Related to Foreign Investment.”

The Company’s knowledge sharing business previously included VATS, and in light of the above restrictions and requirements, the Company opted to rely on contractual arrangements between GIOP BJ and the VIE to operate its knowledge sharing and enterprise business in China. As a result of which, under United States generally accepted accounting principles, the assets and liabilities of the VIE are treated as our assets and liabilities and the results of operations of the VIE are treated as if they were the results of our operations. For a description of these contractual arrangements, see “Business—Contractual Arrangements between GIOP BJ, the VIE and Its Shareholders” and “Related Party Transactions—Contractual Arrangements with GIOP BJ, the VIE and Its Shareholders.” As of the date of this annual report, the Company no longer engages in business activities that are VATS.

In the opinion of our PRC legal counsel, JT&N, based on its understandings of the relevant PRC laws and regulations, (i) the ownership structures of the VIE in China and GIOP BJ are not in violation of applicable PRC laws and regulations currently in effect; and (ii) each of the contracts among GIOP BJ, the VIE and its shareholders is legal, valid, binding and enforceable in accordance with its terms and applicable PRC laws. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the PRC regulatory authorities may ultimately take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any PRC laws or regulations, if the contractual arrangements among GIOP BJ, the VIE and its shareholders are determined to be illegal or invalid by a PRC court, arbitral tribunal or regulatory authorities, or if we or the VIE fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

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

We are a Cayman Islands holding company and operate a portion of our business through the VIE in China through VIE Agreements, as a result of which, under United States generally accepted accounting principles, the assets and liabilities of the VIE are treated as our assets and liabilities and the results of operations of the VIE are treated in all respects as if they were the results of our operations. There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the VIE Agreements between GIOP BJ and the VIE.

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

We have adopted a dual-class voting structure, consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one vote per Class A Ordinary Share, and holders of Class B Ordinary Shares are entitled to twenty votes per Class B Ordinary Share, which may cause the holders of Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. As of the date of this annual report, Haping Hu, our CEO and chairman of the board of directors, beneficially owns 2,056,989, or 10.07%, of our issued Class A Ordinary Shares, and 6,567,272, or 100%, of our issued Class B Ordinary Shares, representing approximately 87.90% of the voting rights in our Company. As a result, until such time as Haiping Hu’s voting power is below 50%, he, as the controlling shareholder, has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. He may take actions that are not in our best interest or in the best interest of other shareholders. These corporate actions may be taken even if they are opposed by other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B Ordinary Shares may also be dilutive to the holders of Class A Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

As a “controlled company” under the listing rules of the NASDAQ Stock Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

As of the date of this annual report, Mr. Haiping Hu, our CEO and chairman of the board of directors, beneficially owns the majority of the voting power of our outstanding Ordinary Shares. Under NASDAQ Listing Rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the NASDAQ Listing Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future if we meet certain disclosure requirements. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ Stock Market corporate governance requirements. Our status as a controlled company could cause our Class A Ordinary Share to look less attractive to certain investors or otherwise harm our trading price.

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

We are incorporated in the Cayman Islands and conduct our operations primarily in China. Substantially all of our assets are located outside of the United States. In addition, all of our directors and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers.

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

On January 1, 2025, the Regulations on the Network Data Security Administration (the “Security Administration Regulation”), which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Regulation, data processing operators who possess personal data of at least ten million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC.

As confirmed by our PRC counsel, JT&N, as of the date of this annual report, we are not subject to cybersecurity review with the CAC, under the Cybersecurity Review Measures that became effective on February 15, 2022, or the Security Administration Regulation, since (i) as companies that engage in business-oriented consulting services and manufacturing and sales of graphite anode materials, we, our PRC subsidiaries, or the VIE and its subsidiaries are unlikely to be classified as CIIOs by the PRC regulatory agencies; (ii) according to the interpretation of the relevant laws by the CAC, for online platform operators who have listed in foreign countries before the effective date of Cybersecurity Review Measures, and who are not seeking a new listing (such as a secondary or dual listing) in foreign countries, a cybersecurity review is not required; (iii) the data processed in the business of the VIE and its subsidiaries, which is knowledge sharing and enterprise service platform business, is unlikely to have a bearing on national security. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Regulation will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Regulation. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply with and to mitigate any adverse effect of such new laws, regulations, rules, or implementation and interpretation on us. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During such reviews, if required, our operations could be suspended or experience other disruptions. Further, cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

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

Changes in international trade policies, or the escalation of tensions in international relations, particularly with regard to China, may adversely impact our business and operating results.

There have been heightened tensions in international relations, particularly between the United States and China. Recently, the U.S. government has taken steps to reassess its trade policies with several countries, with a primary focus on China. As of May 2025, these policies have undergone significant changes, including the imposition of escalating tariffs, strategic export controls, and targeted sanctions. However, the future direction of U.S. and global trade policy remains uncertain. It is unclear what additional actions may be taken by the U.S. or other governments regarding international trade agreements, tariffs on imported goods, tax policies related to international commerce, or other trade-related measures. Should new tariffs, legislation, or regulations be introduced—or if existing trade agreements are renegotiated or further retaliatory actions are taken in response to ongoing U.S.-China trade tensions—such developments could materially and adversely affect our business, financial condition, and results of operations.

These tensions have strained both diplomatic and economic relations between the two countries. Heightened geopolitical friction may reduce trade volumes, investment activity, technology exchange, and other forms of economic engagement between the U.S. and China. A further deterioration in international relations could negatively impact China’s broader economic and social conditions. Given our dependence on the Chinese market, any such developments may have a material adverse effect on our business, financial condition, and results of operations.

We face risks related to health epidemics such as the COVID-19, which significantly disrupted our operations and may continue to adversely affect our business, financial condition and results of operations.

Our business operations depend on China’s overall economy and demand for our service and products, which could be disrupted by health epidemics. In the fiscal years 2020 through 2022, due to the government imposed restrictions and lock-downs that were intended to contain the spread of the COVID-19 pandemic, our knowledge sharing business was materially and adversely impacted. For the year ended December 31, 2022, the revenues generated from the core services of our knowledge sharing platform decreased by approximately 95%, compared to that of fiscal year 2021. Although the PRC government relaxed its COVID-19 restrictions since December 2022, and in fiscal year 2022, the Company transitioned its core business from knowledge sharing and enterprise services to graphite anode material sales, which was not materially impacted by the COVID-19 pandemic, there still remains a possibility of further outbreaks of COVID-19 variants or other adverse public health developments in China. Such outbreaks or other development could significantly impact the Chinese economy, disrupt our operations and adversely affect our business, financial condition and results of operations.

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

Our former and current auditor are PCAOB-registered public accounting firms subject to laws in the United States, pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards As such, as of the date of this annual report, our listing is not affected by the Holding Foreign Companies Accountable Act and related regulations. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. Furthermore, there is a risk that our auditor cannot be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless.

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

Risks Related to Our Class A Ordinary Shares and the Trading Market

If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States holders of our Class A Ordinary Shares could be subject to adverse United States federal income tax consequences.

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such taxable year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the current and anticipated value of our assets and the composition of our income and assets, we do not expect to be a PFIC for United States federal income tax purposes for our current taxable year or in the foreseeable future. However, the determination of whether or not we are a PFIC according to the PFIC rules is made on an annual basis and will depend on the composition of our income and assets and the value of our assets from time to time. Therefore, changes in the composition of our income or assets or the value of our assets may cause us to become a PFIC. The determination of the value of our assets (including goodwill not reflected on our balance sheet) may be based, in part, on the quarterly market value of our Class A Ordinary Shares, which is subject to change and may be volatile. It is possible that, for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year.

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

If we are a PFIC for any taxable year during which a United States person holds Class A Ordinary Shares, certain adverse United States federal income tax consequences could apply to such United States person.

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

Since we are an emerging company, our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. During the course of preparing our consolidated financial statements as of and for the fiscal year ended December 31, 2024, we identified material weaknesses and other control deficiencies in our internal control over financial reporting. Many of the deficiencies noted below were communicated to us from our independent registered public accounting firm as observations, which stemmed from their audit. The material weaknesses identified included: (1) a lack of formal internal controls policies over financial closing and reporting processes, which may increase risk of error, fraud, misstatement of financial reporting, or even non-compliance with related regulations for a U.S. listed Group; (2) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, and accounting policies and procedures manual that covers U.S. GAAP and SEC financial reporting requirements to complete relate US GAAP and SEC reporting; and (3) a lack of appropriately restricted to privileged level access to employees. As a result of the above, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective.

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

Effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our Class A Ordinary Shares. Furthermore, we anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases.

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

On October 16, 2020, the VIE established another wholly owned subsidiary, Zibo Shidong, pursuant to PRC laws. See “Item 4C. Organizational Structure for a chart of our current structure.”

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

B. Business Overview

We are a Cayman Islands holding company conducting a substantial portion of our operations in China through our PRC operating entities. Unless otherwise stated, as used in this annual report, the term’s “we,” “us,” “our,” “Sunrise New Energy,” “our Company,” and the “Company” refer to Sunrise New Energy Co., Ltd., an exempted company limited by shares incorporated under the laws of the Cayman Islands; and “SDH” or “the VIE” are to Global Mentor Board (Zibo) Information Technology Co., Ltd., a limited liability company organized under the laws of the PRC.

As of the date of this annual report, substantially all of our business is conducted by (1) Sunrise Guizhou, a joint venture formed by Zhuhai Zibo (a wholly owned subsidiary of the Company) and certain other partners, as a limited company pursuant to PRC laws for the purpose of manufacturing and sales of graphite anode materials, and (2) SDH, the Company’s VIE entity that operates a knowledge sharing platform in China. Investors of our Ordinary Shares do not hold shares in the PRC operating entities, but instead hold shares of a Cayman Islands company. Further, neither we nor our subsidiaries own any shares in the VIE. For accounting purposes, we consolidate the financial results through the VIE Agreements, each of which are dated June 10, 2019, and which enable us to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements under U.S. GAAP. See “Item 3. Key Information — Contractual Agreements among GIOP BJ, SDH the VIE and Its Shareholders” for more details.

The VIE, or SDH, started as a consulting company providing enterprise services to small and medium-sized enterprises in the PRC in December 2014, and launched a knowledge sharing and enterprise service platform in May 2016.

Beginning in fiscal year 2022, we started transitioning our core business from knowledge sharing and enterprise services to sales of graphite anode material products. In April 2022, we entered into the graphite anode material manufacturing and sales business through a joint venture, Sunrise Guizhou, of which we currently own 39.35% through Zhuhai Zibo, our wholly owned subsidiary. We consolidate Sunrise Guizhou’s financials because we own a majority of seats on its board of directors and control its financial and operating policies pursuant to an agreement among its funding shareholders. Sunrise Guizhou is located at Yilong New District, Xingyi City, Qian Southwest State, Guizhou Province, China. The land use of Sunrise Guizhou’s graphite anode manufacturing site is approximately 294,452.6 square meters, which Sunrise Guizhou purchased in March 2022 for approximately $6.6 million. Sunrise Guizhou began construction of the manufacturing plant in April 2022, and the first and second phase construction of (30,000 tons annual manufacturing capacity) of the manufacturing plant has been completed. The third phase of construction of the manufacturing plant (20,000 tons annual manufacturing capacity) was approved by the board of the directors of the Company in March 2023, and is under construction.

Graphite anode materials are essential components used in fast-charging batteries, energy storage batteries, electric vehicle power batteries, and long-cycle high-power batteries. The market is driven primarily by demand for Li-ion batteries that require anode materials. We believe that a significant driver for Li-ion batteries is their use in electric vehicles (EVs) and in grid-storage applications. According to a research report published by Goldman Sachs on February 10, 2023, entitled “Electric vehicles are forecast to be half of global car sales by 2035”, EV sales is expected to soar to about 73 million units in 2040, up from around 2 million in 2020. The percentage of EVs in worldwide car sales, meanwhile, is expected to rise to 61% from 2% during that time-span, and EV sales are anticipated to be well over 80% in many developed countries in 2040. The International Energy Agency (“IEA”)’s Net Zero by 2050 Roadmap predicts that 2 billion battery electric, plug-in hybrid and fuel-cell electric light-duty vehicles are needed by that year to reach net zero emission. A typical Li-ion High-Energy (100 Ah) cell of around 3,400g requires over 650g of graphite and each EV contains approximately 70kg of graphite. The Company sees this as a major growth driver for the graphite anode industry. Sunrise Guizhou’s products are critical to the transition to a more sustainable, resilient and environmentally friendly future. We expect that the sales for Sunrise Guizhou’s graphite anode material products will continue to grow.

Our Past Performance

We generated net revenue of $64,997,741, $45,050,405 and $38,125,668 for the fiscal years ended December 31, 2024, 2023 and 2022, respectively. For fiscal year 2024, net revenue increased by $19,947,336, or 44.28%, which increase was mainly driven by the continued growth of our graphite anode business. For fiscal year 2023, net revenue increased by $6,924,737, or 18.16%, which increase was mainly driven by the sale of graphite anode material products. For fiscal year 2022, net revenue increased by $30,716,396, or 415%, which increase was mainly driven by the sale of graphite anode material products.

Our revenues for fiscal years 2024, 2023 and 2022 were derived from the following sources:

REVENUES, NET	2024	2023	2022
Graphite anode business	$64,365,362	$44,384,004	$37,580,677
Knowledge sharing and enterprise business	632,379	666,401	544,991
Revenues, net	$64,997,741	$45,050,405	$38,125,668

For fiscal year 2024, revenue from the sale of graphite anode material products was $64,365,362, which accounted for 99.03% of our total revenues, and revenue from knowledge sharing and enterprise business was $632,379, which accounted for approximately 0.97% of our total revenue.

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

Products

Sunrise Guizhou’s products include various artificial graphite anode material products. Artificial graphite is made of petroleum coke, needle coke and pitch coke as the main material, and formed after crushing, shaping, granulation and graphitization. The performance, features and uses of Sunrise Guizhou’s products are as follows:

Type	Product Image	Medium Particle Size (um)	Designed Capacity (mAh/g)	Compaction (g/cc)	Features	Uses
Cost-effective artificial graphite		15.5±2.5	340-348	1.50-1.60	Excellent comprehensive performance, long cycle, cost-effective	Power batteries and energy storage batteries; cell of soft pack, square aluminum shell, and cylindrical batteries
Volumetric artificial graphite		16.5±2.5	348-355	1.60-1.65	High energy density and comprehensive performance	Multiple long-cycle square, cylindrical, polymer batteries
Multiplier rate artificial graphite		13.5±3.0	347-353	1.55-1.63	Excellent comprehensive performance, long cycle, good rate performance	Power anode material, cell of soft pack, square aluminum shell, and cylindrical batteries
High capacity and high compaction artificial graphite		16.0±2.0	353-358	1.63-1.68	High energy density, excellent comprehensive performance	Power anode material, cell of soft pack, square aluminum shell, and cylindrical batteries
Volumetric artificial graphite		13.5±3.0	350-355	1.60-1.65	High energy density and comprehensive performance	Multiple long-cycle square, cylindrical, polymer batteries
High capacity and rate artificial graphite		12.5±3.0	349-354	1.58 -1.65	High energy density and power performance, long cycle life	Multiple long cycle square and polymer batteries
Cost-effective long-cycle artificial graphite		11.0±2.5	340-345	1.45-1.55	Excellent comprehensive performance, long cycle, cost-effective	Energy storage anode material, cell of soft pack, square aluminum shell, and cylindrical batteries
Higher energy density artificial graphite		13.5±2.0	355-360	1.65-1.70	High energy density, good rate performance	Power batteries and energy storage batteries; cell of soft pack, square aluminum shell, and cylindrical batteries
EV fast charging artificial graphite		12.0±2.5	≥350	1.50-1.60	High energy density, good rate performance,long cycle	Power batteries and energy storage batteries; cell of soft pack, square aluminum shell, and cylindrical batteries
Higher energy density and long cycle artificial graphite		11.0±2.0	350-355	1.55-1.60	High energy density,long cycle	Energy storage anode material, cell of soft pack, square aluminum shell, and cylindrical batteries
High temperature performance and long cycle artificial graphite		11.0±2.0	≥350	1.55-1.60	Low swelling,High temperature performance and long cycle	Energy storage anode material, cell of soft pack, square aluminum shell, and cylindrical batteries
Low temperature performance and long cycle artificial graphite		8.5±1.5	345±4	1.5-1.55	Low temperature performance and long cycle	Energy storage anode material, cell of soft pack, square aluminum shell, and cylindrical batteries
Low swelling and long cycle artificial graphite		11.5±2.5	≥350.0	1.50~1.60	Low swelling and long cycle	Energy storage anode material, cell of soft pack, square aluminum shell, and cylindrical batteries
High energy efficiency and long cycle artificial graphite		12.0±2.0	354.0±4.0	1.55~1.65	High energy efficiency ,high-rate and long cycle	Power batteries and energy storage batteries; cell of soft pack, square aluminum shell, and cylindrical batteries

Direct Sales Channel

Sunrise Guizhou markets its graphite anode products through a direct sales channel by its sales department, which consists of five experienced employees who report directly to the CEO of Sunrise Guizhou. The CEO of Sunrise Guizhou has more than 20 years of experience in the lithium-ion battery material industry, and has accumulated extensive business connections in this industry. The initial step to develop relationships with a potential customer is making a targeted sales pitch, and if a potential customer responds to the sales pitch or shows interest in the products, Sunrise Guizhou then goes through the qualification process in order to become a supplier. The qualification process usually consists of the following steps: (1) Sunrise Guizhou sends out samples of its graphite anode to the potential customer, (2) the potential customer conducts preliminary tests to evaluate the sample products, (3) if the sample products pass the initial evaluations, the next step is generally a small commercial order placed by the potential customer to verify the product quality on a commercial scale, and (4) the potential customers often send an engineering team to visit Sunrise Guizhou’s R&D center and quality control department, to further assess the quality and performance of Sunrise Guizhou’s products. If Sunrise Guizhou successfully passes each of the above validation steps, the potential customer usually starts negotiating a supplier agreement with Sunrise Guizhou.

Customers

For fiscal years 2024, 2023 and 2022, Sunrise Guizhou had 26, 23 and 16 customers, respectively. Sunrise Guizhou’s customers are manufacturers of industrial and consumer energy storage lithium-ion batteries, such as batteries for electric vehicles and electric ships, and smart consumer electronics. The vast majority of Sunrise Guizhou’s customers are Chinese companies, and some of them are large well-known companies, such as BYD Company Limited and Contemporary Amperex Technology Co. Limited.

For the fiscal year ended December 31, 2024, one customer accounted for more than 10% of Sunrise Guizhou’s total sales, accounting for or 67%, of the total sales. For the fiscal year ended December 31, 2023, three customers accounted for more than 10% of Sunrise Guizhou’s total sales, with each accounting for 38%, 25% and 11% of the total sales, respectively. For the fiscal year ended December 31, 2022, four customers accounted for more than 10% of Sunrise Guizhou’s total sales, with each accounting for 28%, 20%, 19% and 19% of the total sales, respectively. See “Risk Factors—Risks Related to Our Business—Sunrise Guizhou depends on a few major customers with whom it does not enter into long-term contracts, the loss of any of which could cause a significant decline in its revenues.”

Raw Materials and Suppliers

Sunrise Guizhou sources raw materials, including asphalt coke, petroleum coke, needle coke, and American petroleum coke, from suppliers in China, Romania, and Indonesia, to diversify its raw material origins and stabilize its supply chain. Sunrise Guizhou selects suppliers based on many criteria including but not limited to: quality, production site, production process, delivery cycle, and price. As there are a variety of options for supplies, and the technical demand of preparing most of the raw materials are relatively low, Sunrise Guizhou does not anticipate difficulties in obtaining raw materials. Sunrise Guizhou purchases raw materials on a per purchase order basis. The prices for these raw materials are nevertheless subject to market forces largely beyond our control, including energy costs, market demand, economy trend, and freight costs. The prices for raw materials have fluctuated in the past, and may fluctuate significantly in the future. See “Risk Factors—Risks Related to Our Business—Sunrise Guizhou faces the risk of fluctuations in the cost, availability, and quality of raw materials, which could adversely affect our results of operations.” The costs of raw materials accounted for 34% of the total costs of production for fiscal year 2024, and no supplier accounted for more than 10% of Sunrise Guizhou’s total costs for raw materials. The costs of raw materials accounted for 29% of the total costs of production for fiscal year 2023, and no supplier accounted for more than 10% of Sunrise Guizhou’s total costs for raw materials. The costs of raw materials accounted for 34% of the total costs of production for fiscal year 2022, and two suppliers accounted for more than 10% of Sunrise Guizhou’s total costs for raw materials.

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

Intellectual Property

Sunrise Guizhou has built a portfolio of intellectual property and plans to continue to invest in research and development. Sunrise Guizhou’s success depends, in part, on its ability to protect its intellectual property. To accomplish this, Sunrise Guizhou relies on a combination of patents, trade secrets, including employee and third-party nondisclosure agreements, trademarks, and other contractual rights to establish and protect proprietary rights in intellectual property. As of the date of this annual report, Sunrise Guizhou has 32 authorized patents and utility models (31 in China and one in Japan), and 34 in the various phases of their applications (32 in China, one in the U.S., and one in South Korea). In addition, Sunrise Guizhou owns 5 registered trademarks. Set forth below is a detailed description of its authorized patents and utility models:

No.	Country	No.	ame	Publication Date	Type	Validity Period
1	PRC	2022103393295	A sulfur and phosphorus co-doped hard carbon composite material and its preparation method	April 1, 2022	Patent	20 years
2	PRC	2022103862461	A high initial efficiency hard carbon composite material and its preparation method	April 13, 2022	Patent	20 years
3	PRC	2022103961109	A fast ion conductor coated silicon carbon composite material and its preparation method	April 15, 2022	Patent	20 years
4	PRC	2022104007752	A method for preparing a cathode material for lithium ion battery	April 17, 2022	Patent	20 years
5	PRC	2022104007964	A high energy density fast charging graphite composite material and its preparation method	April 17, 2022	Patent	20 years
6	PRC	2022104007748	A sulfur-containing fast ion conductor coated graphite composite material and its preparation method	April 17, 2022	Patent	20 years

7	PRC	202210400788X	A long-life fast charging lithium-ion battery cathode material and its preparation method	April 17, 2022	Patent	20 years
8	PRC	2022104013823	A long life and high initial efficiency hard carbon composite material and its preparation method	April 18, 2022	Patent	20 years
9	PRC	2022107414888	A method for preparing porous silver coated hard carbon composites by magnetron sputtering	June 28, 2022	Patent	20 years
10	PRC	2022108518691	A method for preparing a hard carbon composite material used in a sodium ion battery	July 20, 2022	Patent	20 years
11	PRC	2022108516728	A high initial efficiency and high energy density cathode material and its preparation method	July 20, 2022	Patent	20 years
12	PRC	2022108674134	A method for preparing an intermediate phase carbon microsphere-silicon carbon composite cathode material	July 22, 2022	Patent	20 years
13	PRC	2022108796377	A method for preparing a high energy density fast charging graphite anode material	July 25, 2022	Patent	20 years
14	PRC	2022109176278	A method for preparing a hard carbon composite material co-doped with copper phosphide/phosphorus/carbon nanotubes	August 1, 2022	Patent	20 years
15	PRC	202210916309X	A template method for preparing magnesium doped hollow silicon carbon composites and its preparation method	August 1, 2022	Patent	20 years
16	PRC	2022112813356	A method for preparing cathode materials for high energy density fast charging lithium-ion batteries	October 19, 2022	Patent	20 years
17	PRC	2022113284608	A method for preparing a high initial efficiency graphite composite material	October 26, 2022	Patent	20 years
18	PRC	202211376694X	A high energy density composite cathode material and its preparation method	November 4, 2022	Patent	20 years
19	PRC	2022113845496	A high energy density graphite composite material and its preparation method	November 7, 2022	Patent	20 years
20	PRC	2022114198864	A method for preparing a composite material of aluminum and rare earth coating graphite anode	November 14, 2022	Patent	20 years
21	PRC	2022114380072	A hard carbon composite material for lithium ion battery and its preparation method	November 16, 2022	Patent	20 years

22	JPN	2022-170556	The invention relates to a preparation method of anode material for lithium-ion battery	October 26, 2022	Patent	20 years
23	PRC	2023102635126	A method for preparing a cathode material for high energy density lithium-ion battery	March 17, 2023	Patent	20 years
24	PRC	202310306784X	A method for preparing a nitride tin doped amorphous carbon coated graphite composite material	March 27, 2023	Patent	20 years
25	PRC	202322551688X	Lower intake cooling system	September 20, 2023	Patent	20 years
26	PRC	2023234054841	A multi-variable particle size control system for manufacturing graphite micro powder	December 14, 2023	Utility model	10 years
27	PRC	2024208463072	A system for preventing blow-off in a graphitization furnace	April 23, 2024	Utility model	10 years
28	PRC	2022114272063	A method for preparing anode materials for a long cycle lithium-ion battery	November 15, 2022	Patent	20 years
29	PRC	2022114271111	A method for preparing a high energy density fast charging cathode material	November 15, 2022	Patent	20 years
30	PRC	2017111552502	A lithium-ion battery, the silicon carbon negative electrode material used and its preparation method	November 20, 2017	Patent	20 years
31	PRC	2017215525393	A system for intermittent coking production of negative coke	November 20, 2017	Utility model	10 years
32	PRC	2018216838031	Production device for continuous heating and coating granulation of multi-stage series of cathode materials	October 17, 2018	Utility model	10 years

Knowledge Sharing and Enterprise Service Business

The VIE, or SDH, started as a consulting company providing enterprise services to small and medium-sized enterprises in the PRC in December 2014, and launched a knowledge sharing and enterprise service platform in May 2016. Revenue generated from the knowledge sharing and enterprise service business has declined beginning in 2022 when the Company transitioned its core business to graphite anode material manufacturing and sales business. For fiscal years 2024 and 2023, the Company mainly generated revenues from consulting services and other services, which included various miscellaneous ad-hoc services. As of the date of this annual report, the Company operates and maintains a legacy mobile application “Shidonghui App” (the “APP”), mainly for the purpose of enabling access to historical data and legacy user accounts.

Consulting

A team of professional consultants provides enterprise consulting services and develops strategies and solutions for corporate reorganization, product promotion and marketing, industry supply chain integration, corporate governance, financing and capital structure, etc. The consulting services are customized to meet each client’s specific needs and requirements. The fees and payment structures are based on the specifics of the services we provide, such as the time and efforts required, the duration of the service, and are usually in the range of RMB20,000 (approximately US$2,740) to RMB80,000 (approximately US$10,960) for a one-time service charge, or monthly fees in the amounts of RMB10,000 (approximately US$1,370) to RMB20,000 (approximately US$2,740) for continued services. For fiscal years 2024, 2023 and 2022, consulting generated $515,383, $471,978 and $9,645 in revenues, respectively.

Other Services

Other services include various miscellaneous ad-hoc services as follows: 1. health services, such as comprehensive health management consulting solutions for high-net-worth individuals and families, 2. rental services, such as providing its own facilities to customers who require short-term rentals, and 3. study tours and forums services provided to entrepreneurs and small businesses. For fiscal years 2024, 2023 and 2022, the VIE generated fees from other services in the amount of $116,721, $175,812 and $269,699, respectively.

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

In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which was most recently amended on January 8, 2011 and December 6, 2024. Under the Internet Measures, commercial internet content-related services operators shall obtain a VATS License for internet content provision business, or the ICP License, and the non-commercial internet content-related services operators shall complete the filing-for-record procedures from the relevant government authorities before engaging in any internet content-related services operations within China.

In response to the daily consultations received by relevant competent authorities, several competent authorities, such as Zhejiang Communications Administration in April 2021 and March 2024, and Guangdong Communications Administration April 2022, issued the notices regarding the issues on VATS License respectively, which clarified that if an enterprise directly sells its own or other party’s goods or services through its self-operated website, without other parties conducting sales under their own names on the website, such operations shall not constitute VATS and shall not require the acquisition of a VATS License.

The VIE obtained the ICP License on July 2, 2019, which was effective for 5 years and expired on July 2, 2024. We believe that an ICP License is no longer needed for our knowledge sharing and enterprise service platform business, since except the Company itself, there is no other party conducting business through our APP.

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

The Company previously engaged in business activities that were VATS, and in light of the above restrictions and requirements, the Company relied on contractual arrangements between GIOP BJ and the VIE to operate its business in China. As of the date of this annual report, the Company no longer engages in business activities that are VATS.

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

To comply with these laws and regulations, we have adopted and implemented strict information security policies and measures to protect our cyber security systems and customer information.

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

To further regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of the PRC, the SARFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which took effect on January 31, 2008 and subsequently amended on August 28, 2015. Pursuant to the Audio-Visual Program Provisions, Internet audio-visual program services refer to activities of making, redacting and integrating audio-visual programs, providing them to the general public via the Internet, and providing platforms for uploading and spreading audio-visual programs. Providers of internet audio-visual program services are required to obtain the Audio-Visual License issued by SARFT, or complete certain registration procedures with SARFT. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by SARFT. The VIE is neither state-owned nor state-controlled, therefore it is unlikely that it will be able to obtain the Audio-Visual License if required to do so. Whoever engages in Internet audio-visual program service without the license or registration, the competent authorities shall give it/him an admonition and order it/him to correct, and may impose a fine of not more than RMB30,000 (approximately US$4,110); if the circumstances are serious, a punishment shall be imposed in accordance with the provision of Article 47 of the Radio and Television Administration Regulation.

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

On March 16, 2018, the SAPPRFT issued the Notice on Further Regulating the Transmission Order of Internet Audio-Visual Programs, which requires that, among others, audio-visual platforms shall: (i) not produce or transmit programs intended to parody or denigrate classic works, (ii) not re-edit, re-dub, re-caption or otherwise, (iii) not broadcast films or television dramas without proper licenses, online original audio-visual programs that have not been duly filed, or any radio, television, or online audio-visual programs that have been publicly notified or sanctioned by the competent radio and television authorities, including their trailers and previews, and (iv) not engage in any form of cooperation with entities that have not obtained the Information Network Dissemination of Audio-Visual Programs License and are illegally providing online audio-visual program services, including but not limited to live streaming, title sponsorship, advertising, or sponsorship.

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

On December 28, 2021, 13 PRC authorities, including the NDRC, the MOFCOM, the MIIT, the CAC, and several other authorities jointly promulgated the revised Cybersecurity Review Measures, which came into effect on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to CIIOs that intend to purchase Internet products and services, online platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. In addition, the Regulations on the Network Data Security Administration (the “Security Administration Regulation”) was effective on January 1, 2025, which requires that network data processors who carry out network data processing activities that affect or may affect national security shall undergo a national security review in accordance with relevant national regulations.

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

Regulations Related to Tax

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the EIT Law, which was recently amended on December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, which was last amended on December 6, 2024, and was effective on January 1, 2025. Under the EIT Law and relevant implementation regulations, both resident enterprises and non-resident enterprises are subject to the enterprise income tax so long as their income is generated within the territory of PRC. “Resident enterprises” are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. “Non-resident enterprises” are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. If non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, however, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

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

According to the Guiding Catalog for Industrial Restructuring, which was promulgated by the NDRC on December 2, 2005, with the latest amendment on December 1, 2023, and was effective on February 1, 2024, new batteries such as lithium-ion batteries, and lithium-ion batteries use intermediate phase Anode materials such as carbon microspheres and silicon carbon fall into the state-encouraged industries.

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

In order to encourage and guide the technological progress and normative development of lithium-ion battery industry, the Ministry of Industry and Information Technology (the “MIIT”) enacted the Conditions on the Standardization of Lithium Battery Industry (the “Standardization Conditions”) on August 31, 2015, which was latest amended onJune 18, 2024, and was effective on June 20, 2024, and provides guidance for all types of upstream and downstream manufacturers in the lithium-ion battery industry, including negative electrode materials, on their production scale and process technology, product quality and performance, comprehensive utilization of resources and environmental protection and safety management, etc. However, the Standardization Conditions is not pre-emptive and mandatory for administrative approval.

The MIIT further enacted the Management Measures of Standardization Announcement of Lithium Battery Industry according to the Standardization Conditions on January 16, 2019, which was latest amended on June 18, 2024, and was effective on June 20, 2024, and provides that the responsible departments of industry and information technology in each province, autonomous region and municipality directly under the central government are responsible for the acceptance, verification and submission of announcement applications for lithium battery industry enterprise in the region, and for supervising and checking the implementation of the Standardization Conditions.

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

As of the date of this annual report, Sunrise Guizhou has passed the ISO14001, ISO45001, ISO9001, ISO27001, GB/T 29490-2023 and IATF16949 quality management system certification for its development and manufacturing of graphite anode materials for lithium-ion batteries.

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

D.  Property, Plants and Equipment

I. The VIE currently maintains offices in Beijing and Shanghai in the PRC. The total office space is 1,205 square meters including both leased and owned properties. The VIE leases 567 square meters of office space under a non-cancelable operating lease agreement with expiration dates through December 31, 2024. Operating lease expense amounted to $21,495, $17,653 and $270,254 for the fiscal years ended December 31, 2024, 2023 and 2022, respectively.

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

Future minimum lease payments under non-cancellable operating leases as of December 31, 2024 was $nil.

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

Overview

The VIE, or SDH, started operating as a consulting company providing enterprise services to small and medium-sized enterprises in the PRC in December 2014, and launched its knowledge sharing and enterprise service platform in May 2016.

Beginning in fiscal year 2022, the Company commenced the transition of its core business from knowledge sharing and enterprise services to sales of graphite anode material products. In April 2022, the Company entered into the graphite anode material manufacturing and sales business through a joint venture, Sunrise Guizhou, of which the Company currently owns 39.35% through Zhuhai Zibo, the Company’s wholly owned subsidiary. The Company consolidates Sunrise Guizhou’s financial statement because it owns a majority of seats on its board of directors and controls its financial and operating policies pursuant to an agreement among its funding shareholders. Sunrise Guizhou is located at Yilong New District, Xingyi City, Qian Southwest State, Guizhou Province, China. The land use of Sunrise Guizhou’s graphite anode manufacturing site is approximately 294,453 square meters. Sunrise Guizhou began construction of the manufacturing plant in April 2022, and the first and second phase construction of (30,000 tons annual manufacturing capacity) of the manufacturing plant has been completed. The third phase of construction of the manufacturing plant (20,000 tons annual manufacturing capacity) was approved by the board of the directors of the Company in March 2023, and is under construction.

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

Essentially all the Company’s revenues are generated in China. Consequently, the Company’s results of operations and financial performances, particularly, the knowledge sharing and enterprise services business were affected materially for the year ended December 31, 2022. Due to the government restrictions, the VIE was prevented from arranging offline activities, resulting in cancellations or postponements of study tours, forums and sponsorship advertising events. On the other hand, Sunrise Guizhou’s graphite anode material manufacturing and sales business in Guizhou Province were not severely impacted by the COVID-19, primarily due to its relatively remote location.

On May 5, 2023, the World Health Organization declared that COVID-19 an established and ongoing health issue which no longer constituted a public health emergency of international concern. Going forward, we do not expect that COVID-19 will impact our results of operation materially. However, the VIE’s knowledge sharing and enterprise services business had declined substantially due to the overall impact of COVID-19 on the market and economy, and we do not expect this business to fully recover.

Results of Operations

The following table summarizes the results of the Company’s operations during the years ended December 31, 2024, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or decrease during such periods.

	For the years ended December 31,
	2024	2023	2022

REVENUES, NET
Products	$64,365,362	$44,384,004	$37,583,844
Service	632,379	666,401	541,824
Total revenues	64,997,741	45,050,405	38,125,668

COSTS OF REVENUES
Products	70,782,649	57,172,626	38,299,090
Service	12,672	281,030	1,176,956
Total cost of revenues	70,795,321	57,453,656	39,476,046

GROSS LOSS	(5,797,580)	(12,403,251)	(1,350,378)

OPERATING EXPENSES
Selling expenses	899,760	742,167	1,075,980
General and administrative expenses	7,391,664	13,040,038	12,678,873
Research and development expenses	2,507,324	1,193,082	1,053,882
Impairment of intangible assets	-	3,151,467	2,650,020
Total operating expenses	10,798,748	18,126,754	17,458,755

LOSS FROM OPERATIONS	(16,596,328)	(30,530,005)	(18,809,133)

OTHER (EXPENSES) INCOME
Investment income (losses)	198,176	(1,170,974)	(3,566,561)
Interest expense, net	(2,018,680)	(2,162,109)	(27,128)
Other income, net	441,231	942,138	87,390
Total other expenses	(1,379,273)	(2,390,945)	(3,506,299)

LOSS BEFORE INCOME TAXES	(17,975,601)	(32,920,950)	(22,315,432)

Income taxes provision (benefit)	5,563	(226)	808,970

NET LOSS	(17,981,164)	(32,920,724)	(23,124,402)
Less: net loss attributable to non-controlling interests	(6,204,728)	(8,688,144)	(487,780)
NET LOSS ATTRIBUTABLE TO SUNRISE NEW ENERGY CO., LTD. ORDINARY SHAREHOLDERS	$(11,776,436)	$(24,232,580)	(22,636,622)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(962,919)	(1,165,807)	(5,123,964)
TOTAL COMPREHENSIVE LOSS	(18,944,083)	(34,086,531)	(28,248,366)
Less: comprehensive loss attributable to non-controlling interests	(6,579,590)	(9,220,222)	(2,107,480)
COMPREHENSIVE LOSS ATTRIBUTABLE TO ORIDNARY SHAREHOLDERS OF SUNRISE NEW ENERGY CO., LTD.	$(12,364,493)	$(24,866,309)	(26,140,886)

LOSS PER SHARE
Basic and diluted - Class A and Class B ordinary shares	$(0.48)	$(1.08)	$(0.98)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic and diluted - Class A and Class B ordinary shares	26,404,589	25,622,195	24,820,313

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues, net

Revenues for the years ended December 31, 2024 and 2023 were derived from the following sources:

	For the years ended December 31,
	2024	%	2023	%	Change	%
Graphite anode material business	$64,365,362	99.03%	$44,384,004	98.52%	$19,981,358	45.02%
Knowledge sharing and enterprise business	632,379	0.97%	666,401	1.48%	(34,022)	(5.11)%
Revenues, net	$64,997,741	100.00%	$45,050,405	100.00%	$19,947,336	44.28%

Revenues increased by $19,947,336, or 44.28%, from $45,050,405 for the year ended December 31, 2023, to $64,997,741 for the year ended December 31, 2024. Revenues from graphite anode material sales business accounted for 99.03% and 98.52% of net revenues for the year ended December 31, 2024 and 2023, respectively. Revenue from knowledge sharing and enterprise business accounted for 0.97% and 1.48% of net revenues for the years ended December 31, 2024 and 2023, respectively.

Revenues from graphite anode material sales

The Company’s products include various artificial graphite anode material products. Artificial graphite is made of petroleum coke, needle coke and pitch coke as the main material, and formed after crushing, shaping, granulation and graphitization. The Company markets its graphite anode products through a direct sales channel, through its sales department consists of five experienced employees, who report directly to the CEO. The Company’s customers were manufacturers of industrial and consumer energy storage lithium-ion batteries, such as batteries for electric vehicles and electric ships, and smart consumer electronics.

Revenues increased by $19,981,358, or 45.02%, from $44,384,004 for the year ended December 31, 2023, to $64,365,362 for the year ended December 31, 2024. For the year ended December 31, 2024, we had supplied 28,221 tons of products to 26 customers , as compared to 12,513 tons to 23 customers for the year ended December 31, 2023. However, the average selling price of the graphite anode materials decreased by RMB 8,588 per ton, or 34.35% from RMB 25,000 per ton for the year ended December 31, 2023, to RMB 16,412 per ton for the year ended December 31, 2024.

Revenues from knowledge sharing and enterprise business

Revenues from knowledge sharing and enterprise business decreased by $34,022, or 5.11%, from $666,401 for the year ended December 31, 2023, to $632,379 for the year ended December 31, 2024.

The revenue decrease of knowledge sharing and enterprise business for the year ended December 31, 2024 was brought by the decrease in the revenue of other services, which included health services and rental services. Revenues from other services decreased by $59,091, or 33.61% from $175,812 for the year ended December 31, 2023, to $116,721 for the year ended December 31, 2024, primarily due to decreased demand for such services.

Costs of revenues

The following table sets forth the breakdown of the cost of revenues for the years ended December 31, 2024 and 2023:

	For the years ended December 31,					Change
	2024	%	2023	%	Amount	%

Cost of goods sold	$70,782,649	99.98%	$57,172,626	99.51%	$13,610,023	23.81%
Service costs	12,672	0.02%	281,030	0.49%	(268,358)	(95.49)%
Total costs of revenues	$70,795,321	100.00%	$57,453,656	100.00%	$13,341,665	23.22%

Cost of goods sold

The cost of goods sold increased by $13,610,023, or 23.81%, from $57,172,626 for the year ended December 31, 2023, to $70,782,649 for the year ended December 31, 2024. The increase of the cost of goods sold was mainly due to the increased sale of the graphite anode materials. In the meantime, the average cost per ton of the graphite anode materials decreased by $1,623 per ton, or 40.67% from $3,991 per ton for the year ended December 31, 2023 to $2,368 per ton for the year ended December 31, 2024. Moreover, the impairment of inventory decreased by $3,279,515, or 45.30%, from $7,238,819 for the year ended December 31, 2023, to $3,959,304 for the year ended December 31, 2024.

Service costs

The service costs for knowledge sharing and enterprise business primarily included (1) labor costs; (2) depreciation; and (3) professional and consulting fees paid to third parties for the consulting services. Service costs decreased by $268,358, or 95.49% for the year ended December 31, 2024 compared to the same period in 2023, mainly due to the decrease in staff headcounts and associated expenditure.

Gross loss

As a result of the foregoing, we reported a gross loss of $5,797,580 for the year ended December 31, 2024 and a negative gross margin. The negative gross margin was due to the $6,417,287 gross loss of the graphite anode material sales business mainly due to the decrease in the sales price of our products, attributing to manufacturing overcapacity and a high level of competition in the industry. Furthermore, the raw material costs and graphitization outsourcing cost did not decrease proportionately to the decrease in the sales prices of graphite anode material. Additionally, a $3,959,304 impairment of inventory of graphite anode material was recorded due to decreasing sales prices. The gross loss was partially offset by a gross profit of $619,707 from the knowledge sharing and enterprise business.

Operating expenses

The following table sets forth the breakdown of the operating expenses for the years ended December 31, 2024 and 2023:

	For the years ended December 31,				Change
	2024	%	2023	%	Amount	%
Selling expenses	$899,760	8.33%	$742,167	4.09%	$157,593	21.23%
General and administrative expenses	7,391,664	68.45%	13,040,038	71.94%	(5,648,374)	(43.32)%
Research and development expenses	2,507,324	23.22%	1,193,082	6.58%	1,314,242	110.16%
Impairment of intangible assets	-	-	3,151,467	17.39%	(3,151,467)	(100.00)%
Total costs and operating expenses	$10,798,748	100.00%	$18,126,754	100.00%	$(7,328,006)	(40.43)%

Selling expenses

The selling expenses increased by $157,593 or 21.23%, $742,167 for the year ended December 31, 2023, to $899,760 for the year ended December 31, 2024. The increase was primarily due to the expansion of graphite anode material business.

General and administrative expenses

The general and administrative expenses decreased by $5,648,374, or 43.32%, from $13,040,038 for the year ended December 31, 2023 to $7,391,664 for the year ended December 31, 2024. Such decrease was primarily due to (1) an decrease in credit loss of $3,314,179, which was mainly due to lower provision on credit loss in the knowledge sharing and enterprise service business for the year ended December 31, 2024; (2) a decrease in share-based compensation of $1,170,868 as more share-based compensation expenses were recorded in the earlier vesting periods in a cliff vesting schedule in 2023; (3) a decrease in salary and welfare expenses of $1,061,790 as the Company reduced staff number in knowledge sharing and enterprise service business.

Research and development expenses

Research and development expenses increased by $1,314,242 or 110.16%, from $1,193,082 for the year ended December 31, 2023 to $2,507,324 for the year ended December 31, 2024. Research and development expenses for the year ended December 31, 2024 and 2023 were mainly associated with the research development activities of graphite anode material business, including technology service, technical service, purchasing laboratory chemical material collaterals. The increase was primarily due to (1) an increase in technology development service fee of $972,803; (2) an increase in salary and welfare of $141,500 for research and development personnels; and (3) an increase of $238,891 in office miscellaneous expenses and depreciation expense of plant, property and equipment associated with research and development.

Impairment of intangible assets

Impairment of intangible assets decreased by $3,151,467, or 100%, from $3,151,467 for the year ended December 31, 2023 to $nil for the year ended December 31, 2024. The impaired intangible assets for the year ended December 31, 2023 was associated with certain copyrights of graphite anode material business. The Company reviewed its copyright of graphite anode material business for impairment as the copyrights became obsolete, which indicated that the carrying amount of copyrights might no longer be recoverable as of December 31, 2023.

Other expenses, net

The total net other expenses were $1,379,273 for the year ended December 31, 2024. Such expenses for the year ended December 31, 2024 primarily consisted of interest expense of $2,018,680, which was partially offset by investment income of $198,176 and the other income of $441,231. Interest expense was mainly attributable to various debt financings of the graphite anode material sales business; investment income of $198,176 was attributed to the equity pickup of equity method investment; the other income of $441,231 was mainly $542,001 for inventory count surplus and $326,338 from wasted residual sales, offset by $467,194 of fine and late payment fee on social security and land use right and property tax.

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

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2019/2020 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, the Company’s HK subsidiary did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended December 31, 2024, 2023 and 2022, and accordingly no provision for Hong Kong profits tax has been made in these periods.

China

The Company’s subsidiaries are incorporated in Mainland China, and are subject to the Mainland China Enterprise Income Tax Laws (“EIT Laws”) with the statutory income tax rate of 25% with the following exceptions.

In accordance with the implementation rules of EIT Laws, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. SDH is eligible to enjoy a preferential tax rate of 15% from 2021 to 2023 to the extent it has taxable income under the EIT Law. Sunrise Guizhou is eligible to enjoy a preferential tax rate of 15% from 2024 to 2026 to the extent it has taxable income under the EIT Law.

For qualified small and low-profit enterprises, from January 1, 2022 to December 31, 2022, 12.5% of the first RMB 1.0 million of the assessable profit before tax is subject to a preferential tax rate of 20% and the 25% of the assessable profit before tax exceeding RMB 1.0 million but not exceeding RMB 3.0 million is subject to a preferential tax rate of 20%. From January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the years ended December 31, 2024, 2023 and 2022, some PRC subsidiaries are qualified small and low-profit enterprises as defined, and thus are eligible for the above preferential tax rates for small and low-profit enterprises.

Net loss

As a result of the foregoing, the Company reported a net loss of $17,981,164 for the year ended December 31, 2024, compared to $32,920,724 for the year ended December 31, 2023.

Net loss attributable to non-controlling interest

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. As of December 31, 2024, for the Company’s consolidated subsidiaries, the VIE and VIE’ s subsidiaries, non-controlling interests represent: a) a non-controlling shareholder’s 49% ownership interest in GMB (Beijing), GMB Consulting and Shidong Yike; b) a non-controlling shareholder’s 59.20% ownership interest in Sunrise Guizhou; c) a non-controlling shareholder’s 49% ownership interest in GMB Culture, which has a subsidiary called GMB Technology; and d) a non-controlling shareholder’s 25% ownership interest in Shidong Cloud, and 40% ownership interest in Shidong Trading.

Net loss attributable to ordinary shareholders

Net loss attributable to shareholders was $11,776,436 for the year ended December 31, 2024, compared to $24,232,580 for the year ended December 31, 2023.

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

Revenues increased by $6,924,737, or 18.16%, from $38,125,668 for the year ended December 31, 2022, to $45,050,405 for the year ended December 31, 2023. Revenues from graphite anode material sales business accounted for 98.52% of net revenues for year ended December 31, 2023, as compared to 98.57% for the year ended December 31, 2022. Revenue from knowledge sharing and enterprise business accounted for 1.48% and 1.43% of net revenues for the years ended December 31, 2023 and 2022, respectively.

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

Revenues from knowledge sharing and enterprise business

Revenues from knowledge sharing and enterprise business increased by $121,410, or 22.28%, from $544,991 for the year ended December 31, 2022, to $666,401 for the year ended December 31, 2023. During the outbreak of the COVID-19, SDH was not able to offer offline activities.

The revenue increase of knowledge sharing and enterprise business for the year ended December 31, 2023 was brought by consulting services. SDH provides consulting services to small and medium-sized enterprises to develop strategies and solutions for the following: corporate reorganization, product promotion and marketing, industry supply chain integration, corporate governance, financing and capital structure, etc. Revenues from consulting services increased by $462,333, or 4,793.50% from $9,645 for the year ended December 31, 2022, to $471,978 for the year ended December 31, 2023, primarily due to the fact that SDH provided more consultation services associated with initial public offering. The increase was offset by $346,650 revenue decrease in member services, comprehensive tailored services and other services as the Chinese economy and capital markets did not recovered from the impact of COVID-19.

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

Service costs

The service costs of the knowledge sharing and enterprise business primarily included (1) the cost of holding activities, such as venue rental fees, conference equipment fees, (2) professional and consulting fees paid to third parties for the activities; (3) labor costs; and (4) amortization cost of copyright. Service costs decreased by $895,926, or 76.12% for the year ended December 31, 2023 compared to same period in 2022, mainly due to the decrease of $757,675 in amortization of copyright that had been fully impaired as of December 31, 2022.

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

Gross loss

As a result of the foregoing, the Company reported a gross loss of $12,403,251 for the year ended December 31, 2023 and a negative gross margin. The negative gross margin was due to the $12,788,622 gross loss of the graphite anode material sales business due to the manufacturing overcapacity and high level of competition. As a result, the raw material costs and graphitization outsourcing cost did not decrease proportionately to the decrease in the sales prices of graphite anode material. In the meantime, a $7,238,819 impairment of inventory of graphite anode material was recorded at the lower of cost and net realizable value due to decreasing sales prices. The gross loss was partially set off by a gross profit of $385,371 from the knowledge sharing and enterprise business.

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

Selling expenses

The selling expenses decreased by $333,813 or 31.02%, from $1,075,980 for the year ended December 31, 2022 to $742,167 for the year ended December 31, 2023. Such decrease was primarily due to a decrease in labor costs of $184,992 and in consulting fees of $116,877, stemming from the decreased operation of the knowledge sharing and enterprise business.

General and administrative expenses

The general and administrative expenses increased by $361,165, or 2.85%, from $12,678,873 for the year ended December 31, 2022 to $13,040,038 for the year ended December 31, 2023. Such increase was primarily due to (1) an increase in bad debt expenses of $1,297,639, which was mainly due to the negative impact of COVID-19 on the financial condition of the debtors in the knowledge sharing and enterprise service business; and (2) an increase of $475,910 in tax on property and land use rights on Company’s warehouses for manufacturing graphite anode materials, which were offset by (1) a decrease in professional fee of $193,499; (2) a decrease in insurance fee of $445,757 due to the fact that the Company did not renew the insurance policy for its management; (3) a decrease in rental fee of $283,345 for the knowledge sharing and enterprise business; and (4) a decrease in share-based compensation of $560,314 as 25% of the restricted shares vested on the grant day August 26, 2022 and the remaining 75% would vested within three years with equal yearly installments from 2022 to 2025.

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

Impairment of intangible assets

Impairment of intangible assets increased by $501,447, or 18.92%, from $2,650,020 for the year ended December 31, 2022 to $3,151,467 for the year ended December 31, 2023. The impaired intangible assets for the year ended December 31, 2023 were associated with the copyrights of graphite anode material business. The Company reviewed its copyright of graphite anode material business for impairment as the copyrights became obsolete for manufacturing. It indicated that the carrying amount of copyrights might no longer be recoverable as of December 31, 2023. The impaired intangible assets for the year ended December 31, 2022 were associated with the copyrights of course videos purchased from a third party. The knowledge sharing and enterprise service business was adversely affected by COVID-19 for the year ended December 31, 2022. The Company reviewed its copyright of course videos for impairment in the event of the adverse change to market conditions that would impact the future use of such copyright. Such review indicated that the carrying amount of an asset might no longer be recoverable as of December 31, 2022.

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

Net loss attributable to shareholders

Net loss attributable to shareholders was $24,232,580 for the year ended December 31, 2023, compared to $22,636,622 for the year ended December 31, 2022.

Liquidity and Capital Resources

As reflected in the consolidated financial statements, the Company incurred net losses of $17,981,164 for the year ended December 31 2024. Net cash used in operating activities was $5,352,157 for the year ended December 31, 2024. The working capital deficit was $23,745,736 as of December 31, 2024.

As of December 31, 2024, the Company was in default under a short-term loan agreement for $958,996 between Industrial Bank Co., Ltd. (“Industrial Bank”) and GIOP BJ. The term of the loan is from August 29, 2024 to August 28, 2025. Specifically, the financial covenants of the loan agreement require GIOP BJ to keep: (1) current assets of no less than RMB 25,000,000, approximately $3,424,986; (2) net assets of no less than RMB 8,000,000, approximately $1,095,996; (3) asset liability ratio of no more than 80%; and (4) current ratio of no less than 1. As of December 31, 2024, GIOP BJ was not in compliance with the above financial covenants. Industrial Bank had not requested accelerated principal repayment as of the date of this consolidated financial statement.

In addition, as of December 31, 2024, the Company was in default under two long-term loan agreements with China Construction Bank (“CCB”) Qianxinan Branch for $13,383,407 and $13,425,945, respectively. The terms of the loans are from March 8, 2024 to March 8, 2026 and June 28, 2024 to June 28, 2026, respectively. Specifically, the financial covenants of the loans require Sunrise Guizhou to maintain asset liability ratio of no more than 70% and continuous profitability during the loan period. The Company obtained written consent for a waiver of default on September 30, 2024. CCB notified the Company that the non-compliance would not result in accelerated principal repayment or the application of a default interest rate.

These adverse conditions and events raised substantial doubt about the Company’s ability to continue as a going concern. For the next 12 months from the issuance date of this report, the Company plans to continue implementing various measures to boost revenue and control cost and expenses. In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources and ability to obtain additional financial support in the future, and its operating and capital expenditure commitments. The Company intends to finance its future working capital requirements and capital expenditures from financing activities for the cash shortfalls and the negative operating cash flows. The Company expects continued capital financing through debt or equity issuances to support its working capital requirements.

As of December 31, 2024, the Company had cash, cash equivalents and restricted cash of $9,360,584. The management believes that it would be able to continue to borrow from banks based on past experiences and the Company’s good credit history when necessary.

Currently, the Company is working to improve its liquidity and capital sources primarily through cash flows from operation, debt financing, and financial support from its principal shareholder. In order to fully implement its business plans and sustain continued growth, the Company may also seek equity financing from outside investors when necessary.

On January 9, 2025, Sunrise Guizhou obtained a bank loan of RMB 300,000,000, approximately $41,099,831, from CCB Qianxinan Branch with an interest rate of loan prime rate of 3.6% plus 0.7% for a term from January 9, 2025 to January 9, 2039. The loan was for the infrastructure construction of an additional 50,000-ton manufacturing capacity of Sunrise Guizhou.

On March 31, 2025, Sunrise Guizhou obtained bank loan of RMB 29,000,000, approximately $3,972,984, from Everbright Bank with an interest rate of 4.0% for a term from March 31, 2025 to March 30, 2026. The loan was for the expenditure on raw material and electricity.

On December 31, 2024, the shareholders of Sunrise Guizhou entered into a capital increase agreement with Jieshou Xinyang Equity Investment Fund Partnership Enterprise (Limited Partnership) (“Xinyang Partnership”), pursuant to which, Xinyang Partnership agreed to subscribe to 10% of the equity shares of Sunrise Guizhou for a total cash consideration of RMB 200,000,000, approximately $27,399,888. The payment is to be made in four installments, contingent upon the fulfillment of certain prerequisite conditions for the capital increase, as determined by Xinyang Partnership. On January 17, 2025, Sunrise Guizhou received the first installment of the subscription proceeds of RMB 50,000,000, approximately $6,826,032.

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

Substantially all of the Company’s operations are conducted in the PRC and all of the revenues and the vast majority of expenses, cash and cash equivalents are denominated in RMB. As of December 31, 2024, 94.93% of cash, cash equivalents and restricted cash were held in China, and held by its subsidiaries, VIE and VIE’s subsidiaries and denominated in Renminbi, while 5.07% of cash, cash equivalents and restricted cash were held in Hong Kong by EPOW, SDH New Energy and GMB HK in US dollars. Although the Company consolidates the results of the VIE and its subsidiaries, the Company only has access to the assets or earnings of the VIE and their subsidiaries through the contractual arrangements with the VIE and its shareholders. See “Business — Contractual Arrangements between GIOP BJ, SDH and Its Shareholders.”

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

As of December 31, 2024, the followings were outstanding balances of cash, cash equivalents and restricted cash in each jurisdiction:

	Cash and cash equivalents	Restricted cash	Total
PRC	$789,737	$8,096,121	$8,885,858
Hong Kong	474,687	-	474,687
Cayman Islands	39	-	39
Total	$1,264,463	$8,096,121	$9,360,584

Cash Flows

The following table sets forth a summary of cash flows for the periods indicated:

	For the years ended December 31,
	2024	2023	2022
Net cash used in operating activities	$(5,352,157)	$(7,282,995)	$(9,573,401)
Net cash provided by (used in) investing activities	632,461	(7,003,035)	(45,609,072)
Net cash provided by financing activities	10,631,669	13,679,267	45,760,061
Effect of foreign exchange rate on cash, cash equivalents and restricted cash	(172,056)	(66,587)	(899,786)
Net increase (decrease) in cash, cash equivalents and restricted cash	$5,739,917	$(673,350)	$(10,322,198)

Operating Activities

Net cash used in operating activities amounted to $5,352,157 for the year ended December 31, 2024. It was primarily due to the following: a) net loss of $17,981,164, adjusted by depreciation and amortization of $5,096,445, share-based compensation of $972,743, interest expenses of $166,999, impairment of inventory of $3,959,304, and amortization of finance lease right-of-use asset of $622,203; increased by b) accounts payable of $17,837,613 for raw materials of graphite anode business; c) notes payable of $12,230,606 for raw materials of graphite anode business; and d) deferred revenue of $1,154,441 for the consideration received prior to the goods sold; offset by e) accounts receivable of $20,706,075 due to the expansion on sales of graphite anode products; f) inventories of $6,241,347 for more inventory purchase on raw materials, work in progress and finished goods due to expansion of graphite anode business; and g) prepaid expenses and other current assets of $1,309,420 due to increase on advance to supplier of $1,624,412.

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

Investing Activities

Net cash provided by investing activities amounted to $632,461 for the year ended December 31, 2024. It was primarily due to the following: a) redemption of the short-term investment in the Viner Total Investment Fund for a cash collection of $2,371,942; and b) redemption of the prepayment for investment in the Zhejiang Wangxin Health Technology Co., Ltd. for a cash collection of $708,757; partially offset by c) purchase of plant, property and equipment of $2,464,915;

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

Financing Activities

Net cash provided by financing activities amounted to $10,631,669 for the year ended December 31, 2024, representing: a) proceeds from short-term and long-term loan of $1,667,663 and $27,876,982, respectively; and b) loans from related parties of $9,145,337; partially offset by c) repayment on short-term and long-term loan of $6,948,594 and $4,526,391, respectively; d) prepayment on acquisition cost of long-term loans from CCB for $1,255,027; e) repayment on the debt financing from sale and leaseback contracts of $4,692,271; f) repayment on loans from related parties of $8,797,497; and g) repayment on finance lease liabilities of $2,571,592 associated with finance lease contracts for graphite anode material manufacturing facilities.

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

Off-Balance Sheet Arrangements

The Company did not have any off-balance sheet arrangements as of December 31, 2024.

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of December 31, 2024, the Company did not have material litigations or lawsuits against them.

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

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing the Company’s financial statements. Our critical accounting policies and practices include the following: (i) revenue recognition, (ii) lease, (iii) asset acquisition, (iv) income taxes, (v) the accretion to the redemption value of redeemable non-controlling interests and (vi) extinguishment of the redeemable non-controlling interests. For further information on these accounting policies, see Note 2 to our consolidated financial statements included elsewhere in this annual report.

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

The Company used an expected credit loss model for the impairment of financial instruments mentioned above as of period ends. For the allowance of the accounts receivable, the Company believes the aging of accounts receivable is a reasonable parameter to estimate expected credit loss, and determines expected credit losses for accounts receivables using an aging schedule as of period ends. The expected credit loss rates under each aging schedule were developed on the basis of the average historical loss rates from previous years, and adjusted to reflect the effects of those differences in current conditions and forecasted changes. The Company measured the expected credit losses of accounts receivable on a collective basis. When an accounts receivable does not share risk characteristics with other accounts receivables, management will evaluate such accounts receivable for expected credit loss on an individual basis. Doubtful accounts balances are written off and deducted from allowance for credit loss, when receivables are deemed uncollectible, after all collection efforts have been exhausted and the potential for recovery is considered remote. The allowance for credit loss was $7,909,571 and $8,016,322 as of December 31, 2024 and 2023, respectively.

Impairment of inventories

The cost of inventories is calculated using the weighted average method. Inventory shall be measured at the lower of cost and net realizable value. Net realizable value is estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. When evidence exists that the net realizable value of inventory is lower than its cost, the difference shall be recognized as a loss in earnings in the period in which it occurs. The impairment of inventories provided for lower of cost and net realizable value was $3,959,304, $7,238,819 and $2,711,158 for the years ended December 31, 2024, 2023 and 2022, respectively.

Impairment of long-term investments

For other equity investments that do not have readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock, the Company accounts for these investments at cost minus any impairment, if necessary.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value; the financial condition, operating performance and the prospects of the equity investee. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value. Impairment charges for long-term investments were $nil, $1,450,381, and $979,426 recorded in the Company’s consolidated statements of operations and comprehensive loss for the years ended December 31, 2024, 2023 and 2022, respectively.

Impairment of long-lived assets

Long-lived assets, including plant, property and equipment, intangible asset, land use rights and finance lease right-of-use assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets or assets group to the estimated undiscounted future cash flows expected to result from the use of the assets or asset group and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets or assets group, the Company would recognize an impairment loss based on the fair value of the assets or assets group, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. Impairments charges for long-lived assets were $nil, $3,151,467, and $2,650,020 recorded in the Company’s consolidated statements of operations and comprehensive loss for the years ended December 31, 2024, 2023 and 2022, respectively.

Valuation allowance on deferred tax assets

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Valuation allowance on deferred tax assets were $10,693,306 and $10,605,326 as of December 31, 2024 and 2023, respectively.

Accretion to the redemption value of redeemable non-controlling interests

On June 13, 2022, New Kinetic Partnership subscribed 22.8395% of the preferred shares of Sunrise Guizhou, at total cash consideration of RMB200,000,000, approximately $29,467,667. The preferred shares held by the non-controlling shareholder of Sunrise Guizhou could be redeemed by the non-controlling shareholder upon the occurrence of certain events that are not solely within the control of the Company, Due to the probability of being redeemed, the Company adjusts the carrying amount of the mezzanine equity to equal the redemption value at the end of each reporting period as if it was the redemption date for the redeemable non-controlling interest. These shares are accounted for as redeemable non-controlling interests. The redeemable non-controlling interests will be recorded at redemption value. The Company accounts for the changes in accretion to the redemption value in accordance with ASC 480, Distinguishing Liabilities from Equity. Accretion on redeemable non-controlling interest were $983,927, $3,314,857, and $1,760,662 for the years ended December 31, 2024, 2023 and 2022, respectively.

Extinguishment of redeemable non-controlling interests

The Company assesses whether an amendment to the terms of its redeemable non-controlling interests is an extinguishment or a modification based on a qualitative evaluation of the amendment. If the amendment adds, removes, significantly changes to a substantive contractual term or to the nature of the overall instrument, the amendment results in an extinguishment of the redeemable non-controlling interests. The Company also assesses if the change in terms results in value transfer between redeemable non-controlling interests and ordinary shareholders. When redeemable non-controlling interests are extinguished, the difference between the carrying amount and the fair value of the redeemable non-controlling interests is recorded against equity.

On June 18, 2024, the New Kinetic Partnership amended the terms of the investment agreement to waive their preferential rights in dividend and liquidation, and remove the redemption events related to completion of an IPO and meeting performance commitment. In addition, the Company, including Zhuhai Zibo, the controlling shareholder of Sunrise Guizhou, is excluded from the redemption obligor and certain shareholders of Sunrise Guizhou become the sole obligor of the redemption. As a result of the amendments, the Group reclassified the equity interest held by New Kinect Partnership from mezzanine equity to non-controlling interests.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Haiping Hu	57	Chief Executive Officer (“CEO”), Chairman of the Board of Director
Chao Liu	44	Chief Financial Officer (“CFO”), Director
Xiang Luo	54	Independent Director
Jian Pei	57	Independent Director
Xin Zhang	36	Independent Director

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-	-	-	-
LGBTQ+	-	-	-	-
Did Not Disclose Demographic Background	-	-	-	-

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation of Directors and Executive Officers

The following table sets forth certain information with respect to compensation for the fiscal year ended December 31, 2024, earned by or paid to our chief executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total (US$)

Haiping Hu	2024	35,582	-	639,478	-	-	-	-	675,060
CEO of the Company and the VIE

Chao Liu	2024	28,655	-	66,089	-	-	-	-	94,744
CFO and Director of the Company and the VIE

Jian Pei	2024	-	-	16,522	-	-	-	-	16,522
Independent Director of the Company

Xiang Luo	2024	-	-	16,522	-	-	-	-	16,522
Independent Director of the Company

Xin Zhang (1)	2024	-	-	-	-	-	-	-	-
Independent Director of the Company

(1)	Mr. Xin Zhang was appointed as our director on February 8, 2024.

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

As of the date of this annual report, we issued 2,355,650 Class A Ordinary Shares to qualified persons under the 2022 Plan.

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

Terms of Directors and Executive Officers

The Company may by ordinary resolution elect any person to be a director either to fill a casual vacancy or as an addition to the existing board of directors. Any director so appointed shall hold office until his death, resignation or removal. All of our executive officers are appointed by and serve at the discretion of our board of directors.

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

D. Employees

SDH had 48, 25 and 17 full-time employees as of December 31, 2022, 2023 and 2024, respectively. As of April 30, 2025, SDH had 17 full-time employees. SDH had 7 and 10 employees located in Zibo and Beijing, respectively. The following table sets forth the numbers of our employees by areas of business as of April 30, 2025:

Department	Number of Employees
Senior Management	5
Human Resources & Administration	4
Business & Consulting	1
Customer Service	1
Information Technology	1
Research & Development	1
Finance	4
Total	17

Sunrise Guizhou had 229, 273 and 270 employees as of December 31, 2022, 2023 and 2024 respectively. As of April 30, 2025, Sunrise Guizhou had 300 full-time employees. The following table sets forth the numbers of Sunrise Guizhou’s employees by areas of business as of April 30, 2025.

Department	Number of Employees
Senior Management	6
Human Resources & Administration	17
Research Development & Analysis	42
Manufacturing & Equipment	140
Quality Control	26
Warehouse & Operation	44
Engineering & Construction	12
Supply Chain	5
Information Technology	4
Sales & Marketing	4
Total	300

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

The calculations in the table below are based on 26,986,950 Ordinary Shares outstanding as of the date of this annual report, including 20,419,678 Class A Ordinary Shares and 6,567,272 Class B Ordinary Shares.

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

Name and Address of Beneficial Owner*	Class A Ordinary Shares Beneficially Owned*	Class B Ordinary Shares Beneficially Owned*	Total Ordinary Shares Beneficially Owned*	% of Total Ordinary Shares	% of Aggregate Voting Power
Director and Executive Officers:
Haiping Hu (1)	2,056,989	6,567,272	8,624,261	31.96	87.90
Chao Liu	222,176	-	222,176	0.82	0.15
Jian Pei	37,500	-	37,500	0.14	0.02
Xiang Luo	37,500	-	37,500	0.14	0.02
Xin Zhang	-	-	-	-	-
Directors and Executive Officers as a group (5 persons)	2,354,165	6,567,272	8,921,437	33.06	88.09
5% Beneficial Owners**
Haiping Hu, GMB Wisdom Sharing Platform Co., Ltd. (1)	2,056,989	6,567,272	8,624,261	31.96	87.90
GMB Culture Communication Co., Ltd. (2)	2,213,988	-	2,213,988	8.20	1.46
GMB Resource Services Co., Ltd (3)	2,018,586	-	2,018,586	7.48	1.33

*	Unless otherwise indicated, the business address of each of the individuals is Room 703, West Zone, R&D Building, Zibo Science and Technology Industrial Entrepreneurship Park, No. 69, Sanying Road, Zhangdian District, Zibo City, Shandong Province, The PRC.

**	The principal office of each of the 5% beneficial owners are located at Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(1)	Haiping Hu, our CEO and chairman of the Board, beneficially owns 8,624,261 Ordinary Shares, including 2,056,989 Class A Ordinary Shares and 6,567,272 Class B Ordinary Shares. 1,451,400 Class A Ordinary shares are directly held by Mr. Hu, while 605,589 Class A Ordinary Shares and 6,567,272 Class B Ordinary Shares are held through his 100% ownership of GMB Wisdom Sharing Platform Co., Ltd.

(2)	Representing 2,213,988 Class A Ordinary Shares held by GMB Culture Communication Co., Ltd, a British Virgin Islands company. Ertao Zhao, Yidong Zhang, Xiaoli Chen serve as the directors of GMB Culture Communication Co., Ltd. and share the dispositive and voting power of the shares held by GMB Culture.

(3)	Representing 2,018,586 Class A Ordinary Shares Held by GMB Resource Services Co., Ltd., a British Virgin Islands company. Chenming Qi and Cunyou Li, Jinhai Ying, Gesheng Fei, each of whom serves as a director of GMB Resource Services Co., share the dispositive and voting power of the shares held by GMB Resources.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

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

The following is a list of related parties which the Company had transactions with:

(a)	Ningbo Zhuhai Investment Co., Ltd. (“Zhuhai Investment”), a company controlled by Mr. Haiping Hu.
(b)	Bally Corp. (“Bally”), a company controlled by Mr. Haiping Hu.
(c)	Zhongna Times (Shenzhen) New Energy Technology Co., Ltd. (“Zhongna Times”), a company controlled by Mr. Haiping Hu.
(d)	Shanghai Huiyang Investment Co., (“Shanghai Huiyang”) 5.4012% shareholder of Sunrise Guizhou and controlled by immediate family members of Mr. Haiping Hu.
(e)	Shidong (Suzhou) Investment Co., Ltd., (Shidong Suizhou) a company of which Mr. Haiping Hu is the CEO.
(f)	Mr. Shousheng Guo, Director, 3.00% shareholder of GMB (Beijing).
(g)	Mr. Wenwu Zhang, Director of Sunrise Guizhou.
(h)	Mr. Chenming Qi, General Manager, Director and 3.00% shareholder of GIOP BJ; Director of GMB (Hangzhou).
(i)	Ms. Jing Ji, CEO of and 46% shareholder of GMB Technology.
(j)	Haicheng Shenhe, 9.6451% shareholder of Sunrise Guizhou.
(k)	Ms. Chao Liu, Chief Financial Officer of the Company.
(l)	GMB Internet Technology Co., Ltd., one of the shareholders of the Company.
(m)	GMB Business Communication Co., Ltd. one of the shareholders of the Company.
(n)	GMB Enterprise Cooperation Development Co., Ltd., one of the shareholders of the Company.
(o)	GMB Information Technology Co., Ltd., one of the shareholders of the Company.
(p)	GMB Wisdom Sharing Platform Co., Ltd., one of the shareholders of the Company.
(q)	GMB Technology Co., Ltd., one of the shareholders of the Company.
(r)	GMB Project Incubation Services Co., Ltd., one of the shareholders of the Company.
(s)	Guizhou Yilong New Area Industrial Development and Investment Co., Ltd., 3.0864% shareholder of Sunrise Guizhou.
(t)	Ms. Fangfei Liu, spouse of Mr. Haiping Hu.
(u)	Mr. Huiyu Du, the former legal representative of Sunrise Guizhou.
(v)	Beijing Huatai Zhonghe Venture Capital Center (Limited Partnership) (“Huatai Zhonghe”), controlled by Mr. Shousheng Guo.
(w)	Ningbo Meishan Bonded Port Zone Zhihai Yuncheng Investment Management Partnership Enterprise (Limited Partnership) (“Zhihai Yuncheng”), a limited partnership controlled by Mr. Haiping Hu.
(x)	Shenzhen Zhuhai New Energy Co., Ltd. (“Shenzhen Zhuhai”), a company ultimately controlled by Mr. Haiping Hu.

a.	Due from related parties

As of December 31, 2024, 2023 and 2022, the balances of amount due from related parties were as follows:

		As of December 31,
		2024	2023	2022
Due from related parties
Bally		$5,172	$5,172	$5,168
Mr. Xuanming Wang		-	-	20,102
Mr. Shousheng Guo	(2)	-	100,000	-
Mr. Wenwu Zhang	(1)	321,949	330,991	337,420
Ms. Chao Liu	(2)	-	141,024	-
Shidong Suzhou		-	39,437	37,332
Shenzhen Zhuhai	(4)	150,699	-	-
Zhihai Yuncheng	(3)	63,588	-	-
Others		700	700	-
Total		$542,108	$617,324	$400,022

(1)	The balance as of December 31, 2024, 2023 and 2022 represented the prepaid acquisition consideration to purchase Mr. Wenwu Zhang’s equity in Haicheng Shenhe.

(2)	The staff advance balances as of December 31, 2024 had been repaid by May 15, 2024.

(3)	The balance as of December 31, 2024 represented the prepaid service fee.

(4)	The balance from Shenzhen Zhuhai as of December 31, 2024 had been repaid on May 15, 2025.

b.	Due to related parties

As of December 31, 2024, 2023 and 2022, the balances of amounts due to related parties were as follows:

		As of December 31,
		2024	2023	2022
Due to related parties
Mr. Haiping Hu		$-	$903,789	$2,872
Mr. Chenming Qi		-	5,476	9,189
Ms. Jing Ji		19,009	19,543	19,923
Shanghai Huiyang	(1)	235,001	800,785	738,128
Haicheng Shenhe		1,029	451,871	50,395
Zhuhai Investment	(2)	3,442,663	2,183,911	64,643
Zhongna Times		493,198	-	-
Huatai Zhonghe		-	98,593	-
Others		5,905	197	-
Total		$4,196,805	$4,464,165	$885,150

(1)	The balance as of December 31, 2024 mainly represented the loans from Shanghai Huiyang with the annual interest rate of 4% due on December 31, 2025.

(2)	The balance as of December 31, 2024 represented the loans from Zhuhai Investment, with the annual interest rate of 4% and due on December 31, 2025.

c.	Deferred revenue -related parties

As of December 31, 2024, 2023 and 2022, the balances of deferred revenue of related parties were as follows:

		As of December 31,
		2024	2023	2022
Deferred revenue of related parties
Shanghai Huiyang	(1)	$-	$340,850	$347,471
Total		$-	$340,850	$347,471

(1)	The balance as of December 31, 2023 and 2022 represented the advance from the related party for tailored services.

d.	Related party transactions

Related party purchase

The Company purchased consulting services for knowledge sharing and enterprise business from Zhuhai Investment. For the years ended December 31, 2024, 2023 and 2022, consulting fee to Zhuhai Investment were $ 12,376, $nil and $nil, respectively.

The Company rented office spaces from Zhuhai Investment. For the fiscal years ended December 31, 2024, 2023 and 2022, total rental fee to Zhuhai Investment were $nil, $nil and $118,475, respectively.

The Company purchased maintenance services for the Company’s APP on knowledge sharing and enterprise business from Zhihai Yuncheng. For the years ended December 31, 2024, 2023 and 2022, maintenance fee to Zhihai Yuncheng were $32,776, $nil and $nil, respectively.

The Company purchased raw materials for graphite anode material manufacturing from Haicheng Shenhe. For the years ended December 31, 2024, 2023 and 2022, total purchases were $nil, $221,207 and $1,031,043, respectively.

Related party sales

The Company sold titanium for $205 to Mr. Shousheng Guo for the year ended December 31, 2022.

e.	Related party guarantee

On August 4, 2022, Sunrise Guizhou entered into a line of credit financing contract with Bank of Guizhou for revolving credit of RMB 20,000,000, approximately $2,739,989, for a term from August 4, 2022 to August 3, 2023. The line of credit was in various means including bank loans, commercial note and letter of credit. As of December 31, 2024 and 2023, the undue commercial notes issued to the vendors were RMB nil and RMB 26,532,265, approximately $nil and $3,736,991, respectively. The Company deposited RMB nil and RMB 14,034,196, approximately $nil and $1,976,675, as restricted cash in the designated bank accounts in Bank of Guizhou to secure the commercial notes as of December 31, 2024 and 2023, respectively. Pursuant to the contract, Mr. Haiping Hu and Guizhou Yilong New Area Industrial Development and Investment Co., Ltd., the non-controlling shareholder of Sunrise Guizhou, were the guarantor of the unsecured commercial notes for RMB nil and RMB 12,498,069, approximately $nil and $1,760,316 as of December 31, 2024 and 2023, respectively.

In July 2022, Sunrise Guizhou entered into purchase agreements with original shareholders of Sunrise to acquire 100% of Sunrise Tech’s assets and equity ownership for a gross consideration of RMB 40,000,000, among of which RMB 10,000,000 and RMB 5,000,000 were paid in July 2022 and August 2023, respectively. For the year ended December 31, 2024, the Company and the original shareholder agreed that RMB 5,000,000 (approximately $684,997) consideration due on August 20, 2024 would be offset by the unpaid RMB 8,960,000 (approximately $1,227,515) land use right and property taxes and their associated fines and late payment fee prior to the asset acquisition. The unpaid consideration RMB 16,040,000 (approximately $2,197,471) will be paid in installments from 2025 to 2026. The consideration payable is guaranteed by Mr. Haiping Hu.

On September 22, 2022, Sunrise Guizhou entered into a financing contract into an eighteen-month loan with Far East to obtain a loan of RMB 20,000,000, approximately $2,739,989, for a term from September 22, 2022 to March 21, 2024; On November 4, 2022, Sunrise Guizhou entered a sales and leaseback financing contract into a three-year financing with Ronghe to obtain an amount of RMB 40,000,000, approximately $5,479,978, for a term from November 10, 2022 to November 9, 2025; On February 7, 2023, Sunrise Guizhou entered a sales and leaseback financing contract into a two-year financing with Zhongguancun to obtain an amount of RMB 20,000,000, approximately $2,739,989, for a term from February 7, 2023 to February 6, 2025; On October 27, 2023, Sunrise Guizhou entered into a sales and leaseback financing contract for a two-year financing with Guomao for RMB 15,000,000, approximately $2,054,992, for a term from October 27, 2023 to October 26, 2025. On October 14, 2024, Sunrise Guizhou entered into a sales and leaseback financing contract for a thirty two-month financing with Risheng for RMB 6,000,000, approximately $821,997, for a term from October 14, 2024 to June 15, 2027. Pursuant to these financing contracts, Mr. Haiping Hu, CEO and Chairman of the Board of Director, was the guarantor for the debts.

On May 16, 2023, Sunrise Guizhou entered into a credit facility agreement with Everbright Bank to obtain revolving fund up to RMB 100,000,000, approximately $13,699,944, for a term from June 1, 2023 to May 31, 2024. As of December 31, 2023, the Company had been able to utilize the line of credit for RMB 50,000,000, or $7,042,353, with interest rates from 2% to 4.5% which had matured from June 4, 2024 to September 25, 2024, collateralized by the pledge of land use right of Sunrise Tech for RMB 50,000,000. This credit loan was guaranteed by Mr. Haiping Hu, Ms. Fangfei Liu and Ms. Huiyu Du.

On January 18, 2023, Sunrise Guizhou entered into a credit facility agreement with Post Bank to obtain revolving fund up to RMB 30,000,000, approximately $4,109,983, for a term from January 19, 2023 to January 18, 2031. As of December 31, 2023, the Company utilized the line of credit with Post Bank for RMB 28,300,000, or $3,985,972, which had matured from July 2023 to April 2024. In March 2024, the Company early repaid the long-term loan. This credit loan was guaranteed by Mr. Haiping Hu.

On June 13, 2023, Sunrise Guizhou entered into a finance lease agreement with Chongqing Xingyu Finance Lease Co., Ltd. to lease graphite anode materials production facilities. The principal of the contract was RMB 29,257,844, approximately $4,008,308, with a nominal interest rate of 5.8%. This finance lease payment was guaranteed by Mr. Haiping Hu and Ms. Fangfei Liu.

On October 26, 2023, Sunrise Guizhou entered into a three-year debt arrangement with SPD Bank to obtain line of credit up to RMB 50,000,000, approximately $6,849,972, for a term from November 17, 2023 to November 17, 2026. The Company pledged its intellectual property and patent for the line of credit. Sunrise Guizhou utilized the line of credit by issuing banker’s acceptance note up to RMB 20,000,000, approximately $2,739,989 from SPD. Pursuant to the banker’s acceptance note contract, the Company was obliged to deposit fifty percent of the note payable amount issued as restricted cash in the designated bank account in SPD Bank. Therefore, the line of credit for issuance of acceptance note was RMB 10,000,000, approximately $1,369,994 . As of December 31, 2023, the banker’s acceptance note was RMB 2,920,000, approximately $411,273 and the deposit for commercial note issuance was RMB 1,460,000, approximately $205,637. Other than the pledge of the Company’s intellectual property and patents, the unsecured amount of banker’s acceptance note, which was RMB 1,460,000 was also guaranteed by Mr. Haiping Hu.

On March 8, 2024, Sunrise Guizhou obtained bank loan of RMB 100,000,000, approximately $13,699,944 from CCB Qianxinan Branch with an interest rate of 9.504% for a term from March 8, 2024 to March 8, 2026; On June 28, 2024, Sunrise Guizhou obtained bank loan of RMB 100,000,000, approximately $$13,699,944, from CCB Qianxinan Branch for a term from June 28, 2024 to June 28, 2026. This loan was guaranteed by Mr. Haiping Hu.

On April 26, 2024, the Company obtained a loan for RMB 900,000 (approximately $123,299) from WeBank with an interest rate of 9.504% for a term from April 26, 2024 to April 26, 2026. This credit loan was guaranteed by Ms. Huiyu Du, the former legal representative of Sunrise Guizhou.

On June 19, 2024, GIOP BJ entered into a line of credit facility agreement with Industrial Bank to obtain revolving fund up to RMB 7,000,000, approximately $958,996. On July 23, 2024, GIOP BJ obtained a loan for RMB 7,000,000 with an interest rate of one-year loan prime rate plus 0.05% for a term from August 29, 2024 to August 28, 2025. This loan was guaranteed by Mr. Haiping Hu and Ms. Fangfei Liu. See Note 17.

On July 31, 2024, Sunrise Guizhou entered into a banker’s acceptance note contract with Everbright Bank for issuing banker’s acceptance note to the suppliers of Sunrise Guizhou. Pursuant to the contract, the Company was obliged to deposit fifty percent of the note payable amount issued as restricted cash in the designated bank account in Everbright Bank. As of December 31, 2024 and 2023, the deposit for note issuance was $6,853,541 and $nil, respectively. Pursuant to the contract, Mr. Haiping Hu and Ms. Fangfei Liu were the guarantor of the unsecured commercial notes for $6,853,541 as of December 31, 2024.

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

Value-added Tax

According to the VAT Laws, MOF and SAT Circular 32 (the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates), and MOF, SAT and GAC Circular 39 (the Announcement on Policies for Deepening the VAT Reform), all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 13%, 9%, 6% and 0%, and the VAT tax rate of 3% is applicable to small-scale taxpayers. The VAT tax rates applicable to our PRC subsidiaries and consolidated affiliates are as follows: 13% on graphite anode material sales for Sunrise Guizhou, Zibo Shidong and Sunrise Chenhui; 6% on services for Shidong Cloud and the VIE and its subsidiaries, including Zibo Shidong and GMB (Hangzhou); 3% for small-scale taxpayers including and GIOP BJ.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to interest rate risk while we have short-term and long-term bank loans outstanding. Although interest rates for our short-term loans are typically fixed for the terms of the loans, the terms are typically twelve months and interest rates are subject to change upon renewal. Interest rate on long-terms loans is subject to the change of loan prime rate designated by the People’s Bank of China.

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

Liquidity Risk

We are also exposed to liquidity risk which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and related parties to obtain short-term and long-term funding to cover any liquidity shortage.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, almost all of our consolidated revenues, costs and expenses are denominated in RMB. Almost all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

On February 8, 2024, our shareholders approved the re-designation and re-classification of the Ordinary Shares into Class A Ordinary Shares and Class B Ordinary Shares. For further information, please refer to our current reports on Form 6-K dated January 5, 2024 and February 12, 2024, which are incorporated herein by reference.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2024, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2024 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, failed to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures.

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

In the course of preparing our consolidated financial statements for the year ended December 31, 2024, we identified material weaknesses and other control deficiencies in our internal control over financial reporting as of December 31, 2024. The material weaknesses identified included: (1) a lack of formal internal controls policies over financial closing and reporting processes, which may increase risk of error, fraud, misstatement of financial reporting, or even non-compliance with related regulations for a U.S. listed Group; (2) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, and accounting policies and procedures manual that covers U.S. GAAP and SEC financial reporting requirements to complete relate US GAAP and SEC reporting; and (3) a lack of appropriately restricted to privileged level access to employees. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2024.

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

ITEM 16.B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer or controller and any other persons who perform similar functions for us. A copy of our code of business conduct and ethics can be accessed at http:// sunrisenewenergy.com/IR/.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
Services	2024	2023
	US$	US$
Audit fees(1)	322,700	381,100
Total	322,700	381,100

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

The policy of our audit committee is to pre-approve all audit services provided by WW and MarcumAsia, our independent registered public accounting firm as described above.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 3, 2025, the Company appointed WW as its independent registered public accounting firm, effective immediately. WW replaced MarcumAsia, the former independent registered public accounting firm, which the Company dismissed on the same day. For further information, please see our current report on Form 6-K dated March 5, 2025, which is incorporated herein by reference.

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

Listing Rule 5620(a), pursuant to which companies listing common stock or voting preferred stock, and their equivalents on NASDAQ are required to hold an annual shareholder meeting no later than one year after the end of the company's fiscal year-end, unless such company is a limited partnership that meets certain requirements. The laws of Cayman Islands do not require companies to hold annual shareholder meetings.

The Board of Directors of the Company elected to follow the Company’s home country rules in lieu of NASDAQ Listing Rule 5635, 5640, and 5620(a). The Company, therefore, (1) is not required to obtain shareholder approval prior to entering into a transaction with the potential to issue securities, (2)is not subject to the voting rights rules under NASDAQ Listing Rule 5640, and (3) is not required to hold annual shareholder meetings.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Sunrise New Energy Co., Ltd. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1*	Third Amended and Restated Memorandum and Articles of Association

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-233745), as amended)

2.3*	Description of Securities

4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.2	Form of Indemnification Agreement by and between executive officers, directors and the Registrant (incorporated herein by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.4	Equity Pledge Agreement dated June 10, 2019, by and among GIOP BJ, SDH, and shareholders of SDH (incorporated herein by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.5	Exclusive Technical and Consulting Services Agreement, dated June 10, 2019, by and between GIOP BJ and SDH (incorporated herein by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.6	Form of Power of Attorney, by and among GIOP BJ, SDH, and shareholders of SDH (incorporated herein by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.7	Form of Spousal Consent, by and among GIOP BJ, SDH, and certain spouses of shareholders of SDH (incorporated herein by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.9	Exclusive Option Agreement, dated June 10, 2019, by and among GIOP BJ, SDH, and shareholders of SDH (incorporated herein by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.10	Strategic Cooperation Agreement, dated May 30, 2016, by and between Beijing Winning at the Frontlines Cultural Exchange Co., Ltd. and GMB (Beijing) (incorporated herein by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.11	Copyright Authorization Agreement, dated May 30, 2016 by and between Beijing Winning at the Frontlines Cultural Exchange Co., Ltd. and GMB (Beijing) (incorporated herein by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.12	Investment Agreement, dated April 2, 2022, by and among Zhuhai (Zibo) Investment Co., Ltd and other parties (incorporated herein by reference to Exhibit 4.13 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 2, 2022)

4.13	State-owned Construction Land Right Use Assignment, dated December 24, 2021, by and between Natural Resources Bureau of Qianxinan Prefecture, Yilong New District Branch and Sunrise (Guizhou) New Energy Materials Co., Ltd. (incorporated herein by reference to Exhibit 4.14 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 2, 2022)

4.14	Investment Agreement, dated April 11, 2021, by and among Global Mentor Board (Beijing) Information Technology Co, Ltd., Beijing Tax Star Technology Co., Ltd., Beijing Zhitong Zhenye Technology Co., Ltd., and Li Jiyou (incorporated herein by reference to Exhibit 4.16 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 2, 2022)

4.15	Shenzhen Jiazhong Innovation Investment Enterprise (Limited Partnership) Partnership Agreement, dated June 1, 2021, by and among Global Mentor Board (Beijing) Information Technology Co., Ltd and other parties (incorporated herein by reference to Exhibit 4.18 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 2, 2022)

4.16	Agreement of Action in Concert, dated April 12, 2022, among Zhuhai Zibo and twelve original shareholders of Sunrise Guizhou (incorporated herein by reference to Exhibit 10.2 to our report on Form 6-K, filed with the SEC on June 23, 2022)

4.17	Purchase Agreement, dated July 2, 2022, between Sunrise Guizhou and former shareholders of Sunrise Tech (formerly known as Anlong Hengrui Graphite Material Co., Ltd.) (incorporated herein by reference to Exhibit 4.20 to our annual report on Form 20-F, filed with the SEC on May 16, 2023)

4.18	Sales and leaseback contract, dated September 22, 2022, between Sunrise Guizhou and Far East International Financial Leasing Co., Ltd. (incorporated herein by reference to Exhibit 4.21 to our annual report on Form 20-F, filed with the SEC on May 16, 2023)

4.19	Sales and leaseback contract, dated November 4, 2022, between Sunrise Guizhou and China Power Investment Ronghe Financial Leasing Co., Ltd. (incorporated herein by reference to Exhibit 4.22 to our annual report on Form 20-F, filed with the SEC on May 16, 2023)

4.20	English translation of Working Capital Loan Contract (RMB 100 million) between Sunrise (Guizhou) New Energy Materials Co., Ltd. and China Construction Bank Co., Ltd. Qianxinan Prefecture Branch, dated March 8, 2024 (incorporated herein by reference to Exhibit 4.20 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 16, 2024)

4.21	English translation of Comprehensive Credit Agreement (RMB 100 million) between Sunrise (Guizhou) New Energy Materials Co., Ltd. and Guiyang Branch of China Everbright Bank Co., Lt, dated May 16, 2023 (incorporated herein by reference to Exhibit 4.21 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 16, 2024)

4.22	English translation of Lease Sale Contract (RMB 15M) between Sunrise (Guizhou) New Energy Materials Co., Ltd. and Xiamen Guomao Chuangcheng Financial Leasing Co., dated October 26, 2023 (incorporated herein by reference to Exhibit 4.22 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 16, 2024)

4.23	English Translation of Sale and Leasback Agreement between Sunrise (Guizhou) New Energy Materials Co., Ltd. and Zhongguancun Technology Leasing Co., Ltd.., dated February 7, 20 (incorporated herein by reference to Exhibit 4.23 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 16, 2024)

4.24	English translation of loan Contract of Small Business Credit (RMB 30M) between Sunrise (Guizhou) New Energy Materials Co., Ltd. and Posal Savings Bank of China, dated January 8, 2023 (incorporated herein by reference to Exhibit 4.24 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 16, 2024)

4.25	English translation of Subscription Agreement between Sunrise New Energy Co., Ltd. and Chong Ee Chang, dated October 18, 2024 (incorporated herein by reference to Exhibit 4.24 of the Form 6-K, filed with the SEC on October 21, 2024)

4.26*	English translation of Fixed Asset Loan Agreement between Sunrise (Guizhou) New Energy Materials Co., Ltd. and China Construction Bank Corporation, Qianxinan Prefecture Branch, dated December 26, 2024

4.27*	English translation of Working Capital Loan Contract (RMB 100 million) between Sunrise (Guizhou) New Energy Materials Co., Ltd. and Qianxinan Branch of China Construction Bank Corporation, dated March 8, 2024

4.28*	English translation of Bill Acceptance Agreement between Sunrise (Guizhou) New Energy Materials Co., Ltd. and Guiyang Branch of China Everbright Bank Co., Ltd., dated July 3, 2024

4.29*	English translation of Working Capital Loan Contract (RMB 29 million) between Sunrise (Guizhou) New Energy Materials Co., Ltd. and Guiyang Branch of China Everbright Bank Co., Ltd., dated March 31, 2025

4.30*	English translation of Working Capital Loan Contract (RMB 100 million) between Sunrise (Guizhou) New Energy Materials Co., Ltd. and Guiyang Branch of China Everbright Bank Co., Ltd., dated June 28, 2024

4.31*

English translation of Capital Increase Agreement among Jieshou Xinyang Zhanxin Equity Investment Fund Partnership, Sunrise (Guizhou) New Energy Materials Co., Ltd., and certain shareholders, dated December 3, 2024

8.1*	Principal subsidiaries and consolidated affiliated entities of the Registrant

11.1*	Code of Business Conduct and Ethics of the Registrant

11.2	Insider Trading Policy (incorporated herein by reference to Exhibit 11.2 to our annual report on Form 20-F (File No. 001-40008) for the fiscal year ended December 31, 2023, filed with the SEC on May 16, 2024)

12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Jincheng Tongda & Neal Law Firm

15.2*	Consent of Marcum Asia CPAs LLP

15.3*	Consent of Wei, Wei & Co., LLP

97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to our annual report on Form 20-F (File No. 001-40008) for the fiscal year ended December 31, 2023, filed with the SEC on May 16, 2024)

101.*	The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income (Loss), (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags

104.*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sunrise New Energy Co., Ltd.

By:	/s/ Haiping Hu
Name:	Haiping Hu
Title:	Chairman, Chief Executive Officer, and Director

Date:	May 15, 2025

SUNRISE NEW ENERGY CO., LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Sunrise New Energy Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sunrise New Energy Co., Ltd., and its subsidiaries (the “Company”) as of December 31, 2024, and the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

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

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditor since 2025.

Flushing, New York

May 15, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Sunrise New Energy Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sunrise New Energy Co., Ltd. and its subsidiaries (collectively, the “Company”) as of December 31, 2023, the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the two years ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the two years ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting due to the adoption of ASU No. 2023-07, Segment Reporting discussed in Note 24 to the financial statements, and accordingly, we do not express an opinion or any form of assurance about whether such adjustments is appropriate or properly applied. The adjustments were audited by other auditors.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 3, the Company has a significant working capital deficiency, has incurred significant recurring operating losses and negative cash flows from operating activities and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We served as the Company’s auditor from 2018 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022) to 2025.

New York, New York

May 15, 2024

SUNRISE NEW ENERGY CO., LTD.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2024	2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,264,463	$1,395,945
Restricted cash	8,096,121	2,224,722
Accounts receivable, net	28,992,149	8,936,315
Notes receivable	2,381,940	835,090
Inventories, net	17,660,390	15,843,546
Due from related parties	542,108	617,324
Prepaid expenses and other current assets	4,073,702	5,962,953
TOTAL CURRENT ASSETS	63,010,873	35,815,895

NON-CURRENT ASSETS
Long-term prepayments and other non-current assets	3,039,185	1,524,494
Plant, property and equipment, net	60,503,274	65,561,251
Land use rights, net	9,197,978	9,673,696
Intangible assets, net	71,909	80,940
Long-term investments, net	2,007,957	1,879,986
Finance lease right-of-use assets	5,191,856	5,968,268
TOTAL NON-CURRENT ASSETS	80,012,159	84,688,635

TOTAL ASSETS	143,023,032	120,504,530

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	49,959,735	33,872,581
Note payable	16,091,959	4,148,265
Short-term loan	1,643,993	7,042,353
Deferred revenue	1,809,366	349,314
Deferred revenue - related parties	-	340,850
Deferred government subsidy	3,049,607	2,816,941
Due to related parties	4,196,805	4,464,165
Income taxes payable	491,745	501,372
Finance lease liabilities, current	1,603,694	2,610,633
Long-term loan, current	485,556	478,880
Long-term payable, current	3,231,126	4,710,644
Consideration payable, current	801,866	591,369
Accrued expenses and other current liabilities	3,391,157	1,561,051
TOTAL CURRENT LIABILITIES	86,756,609	63,488,418

NON-CURRENT LIABILITIES
Long-term loan, non-current	26,410,701	3,507,092
Finance lease liabilities, non-current	629,053	2,295,339
Long term payable, non-current	403,726	2,983,062
Consideration payable, non-current	1,338,719	2,703,528
Deferred tax liabilities, net	189,551	195,327
TOTAL NON-CURRENT LIABILITIES	28,971,750	11,684,348

TOTAL LIABILITES	115,728,359	75,172,766

COMMITMENTS AND CONTINGENCIES (Note 23)

MEZZANINE EQUITY
Redeemable non-controlling interests	-	34,543,186

EQUITY
Class A ordinary shares* (3,500,000,000 shares authorized; $0.0001 par value, 20,419,678 and 19,574,078 shares issued and outstanding as of December 31, 2024 and 2023, respectively)	2,041	1,957
Class B ordinary shares* (1,500,000,000 shares authorized; $0.0001 par value, 6,567,272 shares issued and outstanding as of December 31, 2024 and 2023)	657	657
Subscription receivable	(100,000)	-
Additional paid-in capital	32,175,698	32,620,568
Statutory reserves	2,477,940	2,477,940
Accumulated deficits	(42,243,463)	(30,467,027)
Accumulated other comprehensive loss	(2,577,144)	(1,989,087)
TOTAL SHAREHOLDERS’ (DEFICIT) EQUITY ATTRIBUTABLE TO SUNRISE NEW ENERGY CO., LTD. ORDINARY SHAREHOLDERS	(10,264,271)	2,645,008
Non-controlling interests	37,558,944	8,143,570
TOTAL EQUITY	27,294,673	10,788,578

TOTAL LIABILITIES, MEZZANINE EQUITY AND TOTAL EQUITY	$143,023,032	$120,504,530

*	Retrospectively restated for effect of share re-designation on April 8, 2024 (see Note 21).

The accompanying notes are an integral part of these consolidated financial statements.

SUNRISE NEW ENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended December 31,
	2024	2023	2022

REVENUES, NET
Products	$64,365,362	$44,384,004	$37,583,844
Service	632,379	666,401	541,824
Total revenues	64,997,741	45,050,405	38,125,668

COSTS OF REVENUES
Products	70,782,649	57,172,626	38,299,090
Service	12,672	281,030	1,176,956
Total cost of revenues	70,795,321	57,453,656	39,476,046

GROSS LOSS	(5,797,580)	(12,403,251)	(1,350,378)

OPERATING EXPENSES
Selling expenses	899,760	742,167	1,075,980
General and administrative expenses	7,391,664	13,040,038	12,678,873
Research and development expenses	2,507,324	1,193,082	1,053,882
Impairment of intangible assets	-	3,151,467	2,650,020
Total operating expenses	10,798,748	18,126,754	17,458,755

LOSS FROM OPERATIONS	(16,596,328)	(30,530,005)	(18,809,133)

OTHER (EXPENSES) INCOME
Investment income (losses)	198,176	(1,170,974)	(3,566,561)
Interest expense, net	(2,018,680)	(2,162,109)	(27,128)
Other income, net	441,231	942,138	87,390
Total other expenses	(1,379,273)	(2,390,945)	(3,506,299)

LOSS BEFORE INCOME TAXES	(17,975,601)	(32,920,950)	(22,315,432)

Income taxes provision (benefit)	5,563	(226)	808,970

NET LOSS	(17,981,164)	(32,920,724)	(23,124,402)
Less: net loss attributable to non-controlling interests	(6,204,728)	(8,688,144)	(487,780)
NET LOSS ATTRIBUTABLE TO SUNRISE NEW ENERGY CO., LTD. ORDINARY SHAREHOLDERS	$(11,776,436)	$(24,232,580)	(22,636,622)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(962,919)	(1,165,807)	(5,123,964)
TOTAL COMPREHENSIVE LOSS	(18,944,083)	(34,086,531)	(28,248,366)
Less: comprehensive loss attributable to non-controlling interests	(6,579,590)	(9,220,222)	(2,107,480)
COMPREHENSIVE LOSS ATTRIBUTABLE TO ORIDNARY SHAREHOLDERS OF SUNRISE NEW ENERGY CO., LTD.	$(12,364,493)	$(24,866,309)	(26,140,886)

LOSS PER SHARE
Basic and diluted - Class A and Class B ordinary shares	$(0.48)	$(1.08)	$(0.98)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic and diluted - Class A and Class B ordinary shares	26,404,589	25,622,195	24,820,313

The accompanying notes are an integral part of these consolidated financial statements.

SUNRISE NEW ENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares*							Retained	Accumulated	Total equity (deficit)
	Class A ordinary shares		Class B ordinary shares		Subscription	Additional paid-in	Statutory	earnings (Accumulated	other comprehensive	attributable to ordinary	Non- controlling	Total
	Shares	Amount	Shares	Amount	receivable	capital	reserves	deficits)	income (loss)	shareholders	interests	equity
Balance as of December 31, 2021	17,960,728	$1,796	6,567,272	$657	$-	$31,966,816	$2,473,801	$17,259,976	$2,148,906	$53,851,952	$3,122,250	$56,974,202
Capital contributions from non-controlling interests	-	-	-	-	-	-	-	-	-	-	12,438,125	12,438,125
Accretion to the redemption value of redeemable non-controlling interests	-	-	-	-	-	(907,000)	-	(853,662)	-	(1,760,662)	-	(1,760,662)
Net loss	-	-	-	-	-	-	-	(22,636,622)	-	(22,636,622)	(487,780)	(23,124,402)
Statutory reserves	-	-	-	-	-	-	4,139	(4,139)	-	-	-	-
Share-based compensation	-	-	-	-	-	2,729,969			-	2,729,969	-	2,729,969
Settlement for vested shares	833,550	83	-	-	-	(83)	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(3,504,264)	(3,504,264)	(1,619,700)	(5,123,964)
Balance as of December 31, 2022	18,794,278	$1,879	6,567,272	$657	$-	$33,789,702	$2,477,940	$(6,234,447)	$(1,355,358)	$28,680,373	$13,452,895	$42,133,268

Capital contributions from non-controlling interests	-	-	-	-	-	-	-	-	-	-	3,910,897	3,910,897
Accretion to the redemption value of redeemable non-controlling interests	-	-	-	-	-	(3,314,857)	-	-	-	(3,314,857)	-	(3,314,857)
Net loss	-	-	-	-	-	-	-	(24,232,580)	-	(24,232,580)	(8,688,144)	(32,920,724)
Share-based compensation	-	-	-	-	-	2,145,801	-	-	-	2,145,801	-	2,145,801
Settlement for vested shares	779,800	78	-	-	-	(78)	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(633,729)	(633,729)	(532,078)	(1,165,807)

Balance as of December 31, 2023	19,574,078	$1,957	6,567,272	$657	$-	$32,620,568	$2,477,940	$(30,467,027)	$(1,989,087)	$2,645,008	$8,143,570	$10,788,578

Issuance of ordinary shares	103,300	10	-	-	(100,000)	99,990	-	-	-	-	-	-
Accretion to the redemption value of redeemable non-controlling interests	-	-	-	-	-	(983,927)	-	-	-	(983,927)	-	(983,927)
Acquisition of non-controlling interests	-	-	-	-	-	(533,602)	-	-	-	(533,602)	467,851	(65,751)
Derecognition of redeemable non-controlling interests	-	-	-	-	-	-	-	-	-	-	35,527,113	35,527,113
Net loss	-	-	-	-	-	-		(11,776,436)	-	(11,776,436)	(6,204,728)	(17,981,164)
Share-based compensation	-	-	-	-	-	972,743	-	-	-	972,743	-	972,743
Settlement for vested shares	742,300	74	-	-	-	(74)	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(588,057)	(588,057)	(374,862)	(962,919)
Balance as of December 31, 2024	20,419,678	$2,041	6,567,272	$657	$(100,000)	$32,175,698	$2,477,940	$(42,243,463)	$(2,577,144)	$(10,264,271)	$37,558,944	$27,294,673

*	Retrospectively restated for effect of share re-designation on April 8, 2024 (see Note 21).

The accompanying notes are an integral part of these consolidated financial statements.

SUNRISE NEW ENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2024	2023	2022

Cash flows from operating activities
Net loss	$(17,981,164)	$(32,920,724)	$(23,124,402)
Adjusted to reconcile net loss to cash used in operating activities
Depreciation and amortization	4,881,946	3,953,328	2,062,499
Amortization of land use right	214,499	217,977	126,042
Share-based compensation	972,743	2,145,801	2,729,969
Deferred tax (benefits) expenses	(446)	(454)	807,412
Interest expense	166,999	575,075	213,823
Investment (income) losses	(198,176)	1,170,974	3,618,847
Provision for credit loss	113,854	3,428,033	2,887,754
Impairment of inventory	3,959,304	7,238,819	2,711,158
Impairment of intangible assets	-	3,151,467	2,650,020
Amortization of finance lease right-of-use assets	622,203	338,627	213,063
Changes in operating assets and liabilities:
Accounts receivable	(20,706,075)	(4,074,715)	(1,734,486)
Note receivable	(1,592,262)	17,080	(899,481)
Due from related parties	(89,314)	(225,160)	(376,080)
Operating lease liabilities	-	-	(94,381)
Inventories	(6,241,347)	(5,095,430)	(18,747,772)
Prepaid expenses and other current assets	(1,309,420)	6,157,166	(2,894,690)
Accounts payable	17,837,613	6,133,132	12,661,801
Notes payable	12,230,606	63,504	4,014,213
Income taxes payable	19,537	-	-
Deferred revenue	1,154,441	8,724	549,274
Due to related parties	(544,274)	(295,728)	100,053
Deferred government subsidy	314,076	-	2,973,491
Accrued expenses and other current liabilities	822,500	729,509	(21,528)
Net cash used in operating activities	(5,352,157)	(7,282,995)	(9,573,401)

Cash flows from investing activities
Purchase of plant, property and equipment	(2,464,915)	(5,472,778)	(43,714,195)
Prepayment for finance lease right-of-use assets	-	(1,029,195)	-
Deposit paid for finance lease	-	(655,990)	-
Purchase of land use right	-	-	(197,554)
Purchase of intangible assets	-	-	(174,895)
Loans to third parties	-	(16,947)	(35,682)
Loans repayment by third party	16,677	-	-
Redemption of prepayment for investment	708,757	-	-
Redemption of short-term investment	2,371,942	878,000	-
Consideration paid for asset acquisition	-	(706,125)	(1,486,746)
Net cash provided by (used in) investing activities	632,461	(7,003,035)	(45,609,072)

Cash flows from financing activities
Proceeds from short-term loan	1,667,663	7,061,249	-
Repayment on short-term loan	(6,948,594)	-	-
Proceeds from long-term loan	27,876,982	4,236,750	-
Repayment on long-term loan	(4,526,391)	(240,082)	-
Prepayment of acquisition cost of long-term borrowings	(1,255,027)	-	-
Proceeds from long term payable, net of issuance cost	798,810	4,825,658	8,827,701
Repayment on long term payable	(4,692,271)	(4,782,564)	(887,788)
Proceeds from short-term borrowings from third parties	-	2,118,375	-
Repayments on short-term borrowings to third parties	-	(2,118,375)	-
Loans from related parties	9,145,337	3,867,883	795,554
Repayment on loans from related parties	(8,797,497)	(155,347)	-
Repayment on finance lease liabilities	(2,571,592)	(1,282,358)	-
Acquisition of non-controlling interests	(65,751)	-	-
Proceeds from capital contributions by non-controlling shareholders	-	148,078	37,024,594
Net cash provided by financing activities	10,631,669	13,679,267	45,760,061

Effect of foreign exchange rate on cash, cash equivalents and restricted cash	(172,056)	(66,587)	(899,786)
Net increase (decrease) in cash, cash equivalents and restricted cash	5,739,917	(673,350)	(10,322,198)
Cash, cash equivalents and restricted cash, beginning of year	3,620,667	4,294,017	14,616,215
Cash, cash equivalents and restricted cash, end of year	$9,360,584	$3,620,667	$4,294,017

Cash, cash equivalents and restricted cash, end of year	9,360,584	3,620,667	4,294,017
Less: restricted cash	8,096,121	2,224,722	2,638,468
Cash and cash equivalents, end of year	1,264,463	1,395,945	1,655,549

Supplemental disclosure of cash flow information
Cash paid for income tax	-	$42	$564,335
Cash paid for interest	$1,868,263	$1,377,302	-
Supplemental non cash transactions
Finance lease right-of-use assets obtained in exchange of finance lease liabilities	-	$5,457,510	-
Plant, property and equipment obtained from account payable	-	$15,771,926	$2,544,488
Plant, property and equipment obtained from capital contribution by non-controlling shareholders	-	$3,762,819	-
Intangible assets obtained from capital contribution by non-controlling shareholders	-	-	$4,881,198
Consideration payable offset by land use right and property tax payable by Sunrise Tech original shareholder before the asset acquisition (Note 13)	$1,060,422	-	-

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

SDH is a limited liability company incorporated on December 5, 2014 under the laws of China. Since 2017, SDH established several subsidiaries in China, including Global Mentor Board (Hangzhou) Technology Co., Ltd. (“GMB (Hangzhou)”) and its major owned subsidiary Guizhou Yuanneng Zhihui Enterprise Management Partnership Enterprise (Limited Partnership) (“Guizhou Yuanneng”), Global Mentor Board (Shanghai) Enterprise Management Consulting Co., Ltd. (“GMB Consulting”), Shanghai Voice of Seedling Cultural Media Co., Ltd. (“GMB Culture”), which has a majority owned subsidiary, Mentor Board Voice of Seedling (Shanghai) Cultural Technology Co., Ltd. (“GMB Technology”), Shidong (Beijing) Information Technology Co., Ltd. (“GMB (Beijing)”), and, Beijing Mentor Board Health Technology Co., Ltd. (“GMB Health”) and its major owned subsidiary Shidong Yike (Beijing) Technology Co., Ltd. (“Shidong Yike”), Zibo Shidong Digital Technology Co., Ltd. (“Zibo Shidong”) and its major owned subsidiaries, Shidong Trading Service (Zhejiang) Co., Ltd (“Shidong Trading”, deregistered in November 2022), Shanghai Jiagui Haifeng Technology Co., Ltd. (“Jiagui Haifeng”, disposal in March 2023), Shanghai Nanyu Culture Communication Co., Ltd. (“Nanyu Culture”, deregistered in July 2023) and Shanghai Yuantai Fengdeng Agricultural Technology Co., Ltd. (“Yuantai Fengdeng”, deregistered in April 2023). SDH and its subsidiaries are primarily engaged in providing pknowledge sharing and enterprise services to clients in the People’s Republic of China (“PRC”).

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

On November 8, 2021, Zhuhai Zibo incorporated Sunrise (Guizhou) New Energy Materials Co., Ltd. (“Sunrise Guizhou”). Sunrise Guizhou incorporated Sunrise (Guxian) New Energy Materials Co., Ltd. (“Sunrise Guxian”) and Guizhou Sunrise Technology Innovation Research Co., Ltd. (“Innovation Research”) on April 26, 2022 and December 13, 2022, respectively. On July 2, 2022, Sunrise Guizhou entered into purchase agreements with original shareholders of Guizhou Sunrise Technology Co., Ltd. (“Sunrise Tech”, formerly as Anlong Hengrui Graphite Material Co., Ltd.) to acquire 100% of Sunrise Tech’s assets and equity ownership. On July 7, 2022, Sunrise Tech became the wholly owned subsidiary of Sunrise Guizhou. Sunrise Guizhou and its subsidiaries are primarily engaged in manufacturing lithium battery materials to clients in the PRC. Sunrise Guizhou incorporated Guizhou Chenhui Trading Co., Ltd. (“Sunrise Chenhui”) on March 25, 2024. Shenzhen Sunrise Yitan New Energy Technology Co., Ltd. (“Sunrise Yitan”) and Shenzhen Sunrise Suiyuan New Materials Technology Co., Ltd. (“Sunrise Suiyuan”) were incorporated on June 24, 2024. Guizhou Yihui New Energy Co., Ltd. was incorporated on October 10, 2024.

As described below, EPOW, through a restructuring which was accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent entity of its subsidiaries, and the primary beneficiary of the variable interest entity (the “VIE”), SDH, and the VIE’s subsidiaries for accounting purposes under accounting principles generally accepted in the United States of America (“U.S. GAAP”) to the extent that SDH’s the financials results of is consolidated to the consolidated statements under U.S. GAAP. EPOW, its subsidiaries, the VIE and the VIE’s subsidiaries, are collectively hereinafter referred as the “Company”.

On June 10, 2019, GIOP BJ entered into a series of contractual arrangements with SDH and shareholders of SDH. These agreements include an Exclusive Technical and Consulting Service Agreement, an Exclusive Service Agreement, an Exclusive Option Agreement and Powers of Attorney (collectively “VIE Agreements”). Pursuant to the above VIE Agreements, GIOP BJ has the exclusive right to provide SDH with comprehensive technical support, consulting services and other services in relation to the principal business during the term the VIE Agreement. All the above contractual arrangements obligate GIOP BJ to absorb a majority of the risk of loss from business activities of SDH and entitle GIOP BJ to receive a majority of their residual returns. In essence, GIOP BJ is the primary beneficiary of SDH for accounting purpose under U.S. GAAP. EPOW, together with its wholly owned subsidiaries, GIOP BJ, VIE and VIE’s subsidiaries were effectively under common control by the same shareholders before and after the Reorganization. Therefore, SDH is considered as a VIE under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”.

The consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Date of Incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities
Subsidiaries
Global Mentor Board Information Technology Limited (“GMB HK”)	March 22, 2019	HK	100%	Holding company
Beijing Mentor Board Union Information Technology Co, Ltd. (“GIOP BJ”)	June 3, 2019	PRC	100%	Holding company of GIOP BJ
Shidong Cloud (Beijing) Education Technology Co., Ltd (“Shidong Cloud”)	December 22, 2021	PRC	75%	Educational consulting
SDH (HK) New Energy Tech Co., Ltd. (“SDH New Energy”)	October 8, 2021	HK	100%	Holding company
Zhuhai (Zibo) Investment Co., Ltd. (“Zhuhai Zibo”)	October 15, 2021	PRC	100%	New energy investment
Zhuhai (Guizhou) New Energy Investment Co., Ltd. (“Zhuhai Guizhou”)	November 23, 2021	PRC	100%	New energy investment
Sunrise (Guizhou) New Energy Materials Co., Ltd. (“Sunrise Guizhou”)	November 8, 2021	PRC	39.35% by the Company, and 1.45% by VIE	Manufacture of lithium battery materials
Guizhou Sunrise Technology Co., Ltd. (“Sunrise Tech”)	September 1, 2011, acquired through an asset acquisition on July 7, 2022	PRC	39.35% by the Company, and 1.45% by VIE	Manufacture of lithium battery materials
Sunrise (Guxian) New Energy Materials Co., Ltd. (“Sunrise Guxian”)	April 26, 2022	PRC	20.07% by the Company, and 0.74% by VIE	Manufacture of lithium battery materials
Guizhou Sunrise Technology Innovation Research Co., Ltd. (“Innovation Research”)	December 13, 2022	PRC	39.35% by the Company, and 1.45% by VIE	Research and development
Shenzhen Sunrise Yitan New Energy Technology Co., Ltd. (“Sunrise Yitan”)	June 24, 2024	PRC	25.58% by the Company, and 0.94% by VIE	Research and development of Sodium-ion battery
Shenzhen Sunrise Suiyuan New Materials Technology Co., Ltd. (“Sunrise Suiyuan”)	June 24, 2024	PRC	25.58% by the Company, and 0.94% by VIE	Research and development of silicon carbon battery
Guizhou Chenhui Trading Co., Ltd. (“Sunrise Chenhui”)	March 25, 2024	PRC	39.35% by the Company and 1.45% by VIE	Sales of lithium battery materials
Guizhou Yihui New Energy Co., Ltd.	October 10, 2024	PRC	39.35% by the Company, and 1.45% by VIE	Sales of lithium battery materials
Variable Interest Entity (“VIE”) and subsidiaries of VIE
Global Mentor Board (Zibo) Information Technology Co., Ltd. (“SDH” or “VIE”)	December 5, 2014	PRC	VIE	Knowledge sharing and enterprise service platform provider
Global Mentor Board (Hangzhou) Technology Co., Ltd. (“GMB (Hangzhou)”)	November 1, 2017	PRC	100% by VIE	Consulting, training and tailored services provider
Global Mentor Board (Shanghai) Enterprise Management Consulting Co., Ltd. (“GMB Consulting”)	June 30, 2017	PRC	51% by VIE	Consulting services provider
Shanghai Voice of Seedling Cultural Media Co., Ltd. (“GMB Culture”)	June 22, 2017	PRC	51% by VIE	Cultural and artistic exchanges and planning, conference services provider
Shidong (Beijing) Information Technology Co., LTD. (“GMB (Beijing)”)	June 19, 2018	PRC	51% by VIE	Information technology services provider
Mentor Board Voice of Seeding (Shanghai) Cultural Technology Co., Ltd. (“GMB Technology”)	August 29, 2018	PRC	30.6% by VIE	Technical services provider
Shidong Zibo Digital Technology Co., Ltd. (“Zibo Shidong”)	October 16, 2020	PRC	100% by VIE	Technical services provider
Shidong Trading Service (Zhejiang) Co., Ltd. (“Shidong Trading”)	April 19, 2021	PRC	Deregistered in November 2022	Sale of merchandise
Shanghai Jiagui Haifeng Technology Co., Ltd. (“Jiagui Haifeng”)	November 29, 2021	PRC	Disposed in March 2023	Business incubation services provider
Shanghai Nanyu Culture Communication Co., Ltd. (“Nanyu Culture”)	July 27, 2021	PRC	Deregistered in July 2023	Enterprise information technology integration services provider
Beijing Mentor Board Health Technology Co., Ltd (“GMB Health”)	January 7, 2022	PRC	100% by VIE	Health services
Shidong Yike (Beijing) Technology Co., Ltd. (“Shidong Yike”)	July 16, 2021	PRC	100% by VIE	Health services
Shanghai Yuantai Fengdeng Agricultural Technology Co., Ltd. (“Yuantai Fengdeng”)	March 4, 2022	PRC	Deregistered in April 2023	Agricultural technology service
Guizhou Yuanneng Zhihui Enterprise Management Partnership Enterprise (Limited Partnership) (“Guizhou Yuanneng”)	April 1, 2024	PRC	94% by VIE	Holding company

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

Exclusive Option Agreement

Under the Exclusive Option Agreement, the SDH Shareholders irrevocably granted GIOP BJ (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in SDH or the assets of SDH. The option price to be paid by GIOP BJ to each shareholder of SDH is RMB 10 (approximately US$1.37) or the minimum amount to the extent permitted under PRC law at the time when such transfer occurs.

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

Risks in relation to the VIE structure

EPOW believes that the contractual arrangements among GIOP BJ, the VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the EPOW’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and the VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and the VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and the VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and the VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance.

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

For the year ended December 31, 2024, the Company provided $1,300,000 interest free loans to a VIE subsidiary, Zibo Shidong; VIE provided interest free loans of $77,268 to GIOP BJ; Zibo Shidong provided interest free loans of 150,880 to GIOP BJ; Sunrise Guizhou provided loans of $166,766 with 4% interest rate to GMB (Hangzhou); and Sunrise Guizhou provided loans of $347,430 with 4% interest rate to Zibo Shidong.

The Company had provided interest free loans of $400,000 to Zibo Shidong for the year ended December 31, 2023.

The Company had not provided any financial support to VIE and VIE’s subsidiaries for the year ended December 31, 2022.

The following financial statements of the VIE and VIE’s subsidiaries were included in the consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022:

	As of December 31,
	2024	2023
Cash and cash equivalents	$176,235	$264,375
Restricted cash	-	42,410
Accounts receivable, net	232,652	1,352
Notes receivable	1,933	-
Inventories	4,658	4,789
Due from related parties	385,537	511,452
Prepaid expenses and other current assets	526,676	1,177,643
Total current assets	1,327,691	2,002,021

Long-term prepayments and other non-current assets	-	47,094
Plant, property and equipment, net	2,440,004	2,649,977
Intangible assets, net	23,539	27,322
Long-term investments	2,007,957	1,879,986
Total non-current assets	4,471,500	4,604,379

Total assets	$5,799,191	$6,606,400

Accounts payable	$2,744,054	$49,982
Deferred revenue	1,763,831	311,089
Deferred revenue - related parties	-	340,850
Deferred government subsidy	2,739,989	2,816,941
Income taxes payable	488,626	501,526
Due to related parties	170,270	414,200
Accrued expenses and other current liabilities	357,733	478,666
Total current liabilities	8,264,503	4,913,254

Total liabilities	$8,264,503	$4,913,254

	For the years ended December 31,
	2024	2023	2022
Total net revenues	$683,414	$656,113	$613,679
Net loss	$(1,362,215)	$(3,697,384)	$(15,438,135)

	For the years ended December 31,
	2024	2023	2022
Net cash provided by (used in) operating activities	$2,305,030	$(423,730)	$(3,320,442)
Net cash provided by investing activities	$693,138	-	-
Net cash (used in) provided by financing activities	$(199,832)	$400,000	-

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and have been consistently applied.

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

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. As of December 31, 2024, for the Company’s consolidated subsidiaries, the VIE and VIE’ s subsidiaries, non-controlling interests represent: a) a non-controlling shareholder’s 49% ownership interest in GMB (Beijing), GMB Consulting and Shidong Yike; b) a non-controlling shareholder’s 59.20% ownership interest in Sunrise Guizhou; c) a non-controlling shareholder’s 49% ownership interest in GMB Culture, which has a subsidiary called GMB Technology; and d) a non-controlling shareholder’s 25% ownership interest in Shidong Cloud, and 40% ownership interest in Shidong Trading.

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the assessment of the allowance for credit loss, inventory valuation, depreciable lives of property and equipment, impairment of long-lived assets, impairment of long-term investments that do not have readily determinable fair values, realization of deferred tax assets, accretion to redemption value of redeemable non-controlling interests and extinguishment of the redeemable non-controlling interests. Actual results could differ from those estimates.

Foreign currency translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB , the local currency, as the functional currency. The Company’s consolidated financial statements are reported using the U.S. Dollars (“US$” or “$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s consolidated statements of operations and comprehensive loss.

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

	December 31, 2024	December 31, 2023	December 31, 2022
Year-end spot rate	US$1= RMB 7.2993	US$1= RMB 7.0999	US$1= RMB 6.9646
Average rate	US$1= RMB 7.1957	US$1= RMB 7.0809	US$1= RMB 6.7261

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

The carrying amounts reported in the balance sheets for cash, restricted cash, accounts receivable, notes receivable, due from related parties, advance to suppliers, prepaid expenses and other current assets, short-term loan, deferred revenue, income taxes payable, accounts payable, note payable, due to related parties, accrued expenses and other current liabilities approximate their fair value based on the short-term maturity of these instruments. The carrying amount of long-term loans, financial lease liabilities, long-term payables and consideration payable approximates fair value as its interest rates are at the same level as the current market yield for comparable loans.

The Company’s non-financial assets, such as plant, property and equipment, land use rights and financial lease right-of-use assets would be measured at fair value only if they were determined to be impaired.

As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of its certain fund investment. NAV is primarily determined based on information provided by external fund administrators. The Group’s investments valued at NAV as a practical expedient are private equity funds, which represent the short-term investment on the balance sheet.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and demand deposits in accounts maintained with commercial banks, as well as highly liquid investments which are unrestricted as to withdrawal or use and are readily convertible to known amounts of cash within three months. The interest incomes of highly liquid investments are reported in the Company’s consolidated statements of operations and comprehensive loss. The Company maintains the bank accounts in Mainland China and Hong Kong. Cash balances in bank accounts in Mainland China and Hong Kong are not insured by the U.S. Federal Deposit Insurance Corporation or other programs.

Restricted cash

Restricted cash represents bank deposits with designated use, which cannot be withdrawn without certain approval or notice. Such restricted cash mainly relates to the deposit for commercial note issuance.

On August 4, 2022, Sunrise Guizhou entered into a line of credit financing contract with Bank of Guizhou for revolving credit for a term from August 4, 2022 to August 3, 2023. Pursuant to the line of credit contract, the Company was obliged to deposit fifty percent of the notes payable amount issued as restricted cash in the designated bank account in Bank of Guizhou. As of December 31, 2024 and 2023, the deposit for commercial note issuance was $nil and $1,976,675, respectively.

On December 14, 2023, Sunrise Guizhou entered into a banker’s acceptance note contract with Shanghai Pudong Development Bank Co., Ltd. (“SPD Bank”) for issuing banker’s acceptance note to the suppliers of Sunrise Guizhou. Pursuant to the contract, the Company was obliged to deposit fifty percent of the note payable amount issued as restricted cash in the designated bank account in SPD Bank. As of December 31, 2024 and 2023, the deposit for note issuance was $1,183,671 and $205,637, respectively.

On July 31, 2024, Sunrise Guizhou entered into a banker’s acceptance note contract with China Everbright Bank Company Limited (“Everbright Bank”) for issuing banker’s acceptance note to the suppliers of Sunrise Guizhou. Pursuant to the contract, the Company was obliged to deposit fifty percent of the note payable amount issued as restricted cash in the designated bank account in Everbright Bank. As of December 31, 2024 and 2023, the deposit for note issuance was $6,853,541 and $nil, respectively.

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

Accounts receivable, net

Accounts receivables mainly represent amounts due from clients in the ordinary course of business and are recorded net of allowance for credit loss.

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

The Company used an expected credit loss model for the impairment of financial instruments mentioned above as of period ends. For the allowance of the accounts receivable, the Company believes the aging of accounts receivables is a reasonable parameter to estimate expected credit loss, and determines expected credit losses for accounts receivables using an aging schedule as of period ends. The expected credit loss rates under each aging schedule were developed on the basis of the average historical loss rates from previous years, and adjusted to reflect the effects of those differences in current conditions and forecasted changes. The Company measured the expected credit losses of accounts receivables on a collective basis. When an accounts receivable does not share risk characteristics with other accounts receivables, management will evaluate such accounts receivable for expected credit loss on an individual basis. Doubtful accounts balances are written off and deducted from allowance for credit loss, when receivables are deemed uncollectible, after all collection efforts have been exhausted and the potential for recovery is considered remote. The allowance for credit loss was $7,909,571 and $8,016,322 as of December 31, 2024 and 2023, respectively.

Inventories, net

The inventories as of December 31, 2024 and 2023 consisted of raw materials, materials in transit, work in process and finished goods. Finished goods were mainly graphite anode materials, health service gift cards, learning course gift cards, Chinese tea, latex pillows and health care products.

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

The impairment of inventories provided for lower of cost and net realizable value was $3,959,304, $7,238,819 and $2,711,158 for the years ended December 31, 2024, 2023 and 2022, respectively.

Lease

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for a consideration. To assess whether a contract is or contains a lease, the Company assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

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

Plant, property and equipment, net

Plant, property and equipment are stated at cost less accumulated depreciation. Depreciation of plant, property and equipment is provided using the straight-line method over their expected useful lives, as follows:

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

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated income statements and its share of post-acquisition movements in accumulated other comprehensive income is recognized in shareholders’ equity. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee. Investment income (loss) for long-term investments of $198,176, $365,721 and $(14,072) were recorded in the Company’s consolidated statements of operations and comprehensive loss for the years ended December 31, 2024, 2023 and 2022, respectively.

For other equity investments that do not have readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock, the Company accounts for these investments at cost minus any impairment, if necessary.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value, and the financial condition, operating performance and the prospects of the equity investee. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value. Impairment charges for long-term investments were $nil, $1,450,381 and $979,426 recorded in the Company’s consolidated statements of operations and comprehensive loss for the years ended December 31, 2024, 2023 and 2022, respectively.

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

The Company assesses whether an amendment to the terms of its redeemable non-controlling interests is an extinguishment or a modification based on a qualitative evaluation of the amendment. If the amendment adds, removes, significantly changes to a substantive contractual term or to the nature of the overall instrument, the amendment results in an extinguishment of the redeemable non-controlling interests. The Company also assesses if the change in terms results in value transfer between redeemable non-controlling interests and ordinary shareholders. When redeemable non-controlling interests are extinguished, the difference between the carrying amount and the fair value of the redeemable non-controlling interests is recorded against equity.

Share-based compensation

Share-based compensation is measured based on the grant date fair value of the equity instrument. Share-based compensation expenses are recognized over the requisite service period based on the graded vesting attribution method with corresponding impact reflected in additional paid-in capital. When no future services are required to be performed by grantees in exchange for an award of equity instruments, the cost of the award is expensed on the grant date. The Company elects to recognize forfeitures when they occur.

Government subsidies

The Company’s PRC based subsidiary received government subsidies from local government. Government subsidies are recognized when there is reasonable assurance that the attached conditions will be complied with. When the government subsidy relates to an expense item, it is net against the expense and recognized in the consolidated statements of operations and comprehensive loss over the period necessary to match the subsidy on a systematic basis to the related expenses. Where the subsidy relates to an asset acquisition, it is recognized as income in the consolidated statements of operations and comprehensive loss in proportion to the useful life of the related assets. Government grants received for the years ended December 31, 2024, 2023 and 2022 were $391,900, $380,164 and $3,048,035, respectively. As of December 31, 2024 and 2023, the deferred government grants were $3,049,607 and $2,816,941, respectively.

Revenue recognition

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

The Company mainly offers and generates revenue from three kinds of services to its clients in China, sales of graphite anode materials, consulting services and other services.

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

The Company accounts for revenue from sales of graphite anode materials on a gross basis as the Company is responsible for fulfilling the promise to provide the desired products to customers, and is subject to inventory risk before the product ownership and risk are transferred and has the discretion in establishing prices. All of the Company’s contracts and purchase orders are fixed prices and have one single performance obligation as the promise is to transfer the products to customers, and there are no other separately identifiable promises in the contracts. The Company’s revenue from sales of graphite anode materials is recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. There is no separate rebate, discount, or volume incentive involved. Revenue is reported net of all value added taxes (“VAT”).

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

Contract assets and liabilities

The Company’s contract liabilities consist of deferred revenues, primarily relating to the advance consideration received from customers, which include the advanced graphite anode material sales and consulting service fees received from customers. The amount from customers before provision of goods and service is recognized as deferred revenue. The deferred revenue is recognized as revenue once the criteria for revenue recognition are met.

The Company recognized $680,975, $341,528 and $170,061 in revenue for the years ended December 31, 2024, 2023 and 2022, respectively, which related to contract liabilities that existed as of December 31, 2023, 2022 and 2021, respectively. The balances as of December 31, 2024 are expected to be recognized as revenue within one year.

There was no contract asset recorded as of December 31, 2024 and 2023.

Cost of goods sold

The cost of goods sold for the year ended December 31, 2024, 2023 and 2022 was primarily the cost of finished goods of graphite anode materials, including single granular coke, secondary granular coke, mixed batches of single particle and secondary coke, depreciation and amortization, labor cost, outsourcing fee and freight. Cost of goods sold was $70,782,649, $57,172,626, and $38,299,090 for the years ended December 31, 2024, 2023 and 2022, respectively.

Service costs

Service costs primarily include (1) professional and consulting fees paid to third parties for the Company’s activity; and (2) labor costs. Service costs were $12,672, $281,030 and $1,176,956 for the years ended December 31, 2024, 2023 and 2022, respectively.

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

The Company believes there were no uncertain tax positions as of December 31, 2024 and 2023, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated. The Company will recognize interest and penalties, if any, related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations and comprehensive loss. Accrued interest and penalties will be included on the related tax liability line in the consolidated balance sheet. Interest and penalties incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Loss per share

The Company computes loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing the loss available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares.

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

Risks and uncertainties

Currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In Mainland China, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in Mainland China must be processed through the PBOC or other Company foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The Company maintains certain bank accounts in Mainland China. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in Mainland China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit, which is RMB 500,000 for one bank. However, the Company believes that the risk of failure of any of these Mainland China banks is remote. Bank failure is uncommon in Mainland China and the Company believes that those Mainland China banks that hold the Company’s cash and cash equivalents are financially sound based on public available information.

The Company also maintains certain bank accounts in Hong Kong. The Hong Kong Deposit Protection Scheme insures eligible deposits up to HK$ 500,000 per depositor per bank.

Other than the deposit insurance mechanism in Mainland China and Hong Kong mentioned above, the Company’s bank accounts are not insured by the U.S. Federal Deposit Insurance Corporation insurance or other insurance.

Concentration and credit risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash, cash equivalents and restricted cash. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash, cash equivalents and restricted cash with financial institutions located in jurisdictions where the subsidiaries are located. The Company believes that no significant credit risk exists as these financial institutions have high credit quality.

The Company’s exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by group of counterparties that share similar attributes. There was $43,794,051 of revenue from one client which represented 67% of the total revenues for the year ended December 31, 2024. There were $16,977,973, $11,100,114 and $4,766,496 of revenue from three clients which represented 38%, 25% and 11% of the total revenues for the years ended December 31, 2023, respectively. There were $10,837,501, $7,449,250, $7,358,181 and $7,193,849 of revenue from four clients which represented 28%, 20%, 19% and 19% of the total revenues for the years ended December 31, 2022, respectively.

There were $23,472,843 and $3,115,577 of account receivable from two clients which represented 81% and 11% of the account receivable as of December 31, 2024, respectively. There were $2,008,773, $1,932,857, $1,884,206 and $1,340,182 of account receivable from four clients which represented 22%, 22%, 21% and 15% of the total account receivable as of December 31, 2023, respectively.

Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, The Company generally requires advanced payment before delivery of the services but may extend unsecured credit to its clients in the ordinary course of business. Credit limits are established and exposure is monitored in light of changing counterparty and market conditions. The Company did not have any material concentrations of credit risk outside the ordinary course of business as of December 31, 2024 and 2023.

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

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. This ASU may be applied either prospectively to financial statements issued for reporting periods after its effective date or retrospectively to all prior periods presented in the financial statements. The Company is in the process of evaluating the potential impact of the new guidance on its consolidated financial statements and related disclosures.

NOTE 3 – GOING CONCERN

As reflected in the consolidated financial statements, the Company incurred net loss of $17,981,164 for the year ended December 31, 2024. Net cash used in operating activities was $5,352,157 for the year ended December 31, 2024. The working capital deficit was $23,745,736 as of December 31, 2024.

As of December 31, 2024, the Company was in default under a short-term loan agreement for $958,996 between Industrial Bank Co., Ltd. (“Industrial Bank”) and GIOP BJ. The term of the loan is from August 29, 2024 to August 28, 2025. Specifically, the financial covenants of the loan agreement require GIOP BJ to keep: (1) current assets of no less than RMB 25,000,000, approximately $3,424,986; (2) net assets of no less than RMB 8,000,000, approximately $1,095,996; (3) asset liability ratio of no more than 80%; and (4) current ratio of no less than 1. As of December 31, 2024, GIOP BJ was not in compliance with the above financial covenants. Industrial Bank had not requested accelerated principal repayment as of the date of this consolidated financial statement.

In addition, as of December 31, 2024, the Company was in default under two long-term loan agreements with China Construction Bank (“CCB”) Qianxinan Branch for $13,383,407 and $13,425,945, respectively. The terms of the loans are from March 8, 2024 to March 8, 2026 and June 28, 2024 to June 28, 2026, respectively. Specifically, the financial covenants of the loans require Sunrise Guizhou to maintain asset liability ratio of no more than 70% and continuous profitability during the loan period. The Company obtained written consent for a waiver of default on September 30, 2024. CCB notified the Company that the non-compliance would not result in accelerated principal repayment or the application of a default interest rate.

These adverse conditions and events raised substantial doubt about the Company’s ability to continue as a going concern. For the next 12 months from the issuance date of this report, the Company plans to continue implementing various measures to boost revenue and control cost and expenses. In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources and ability to obtain additional financial support in the future, and its operating and capital expenditure commitments. The Company intends to finance its future working capital requirements and capital expenditures from financing activities for the cash shortfalls and the negative operating cash flows. The Company expects continued capital financing through debt or equity issuances to support its working capital requirements.

As of December 31, 2024, the Company had cash, cash equivalents and restricted cash of $9,360,584. The management believes that it would be able to continue to borrow from banks based on past experiences and the Company’s good credit history when necessary.

Currently, the Company is working to improve its liquidity and capital sources primarily through cash flows from operation, debt financing, and financial support from its principal shareholder. In order to fully implement its business plans and sustain continued growth, the Company may also seek equity financing from outside investors when necessary.

On January 9, 2025, Sunrise Guizhou obtained bank loan of RMB 300,000,000, approximately $41,099,831 from CCB Qianxinan Branch with an interest rate of loan prime rate plus 0.7% for a term from January 9, 2025 to January 9, 2039. The loan was for the infrastructure construction of an additional 50,000-ton manufacturing capacity of Sunrise Guizhou.

On March 31, 2025, Sunrise Guizhou obtained bank loan of RMB 29,000,000, approximately $3,972,984 from Everbright Bank with an interest rate of 4.0% for a term from March 31, 2025 to March 30, 2026. The loan was for the expenditure on raw material and electricity.

On December 31, 2024, the shareholders of Sunrise Guizhou entered into a capital increase agreement with Jieshou Xinyang Equity Investment Fund Partnership Enterprise (Limited Partnership) (“Xinyang Partnership”), pursuant to which, Xinyang Partnership agreed to subscribe to 10% of the equity shares of Sunrise Guizhou for a total cash consideration of RMB 200,000,000, approximately $27,399,888. The payment is to be made in four installments, contingent upon the fulfillment of certain prerequisite conditions for the capital increase, as determined by Xinyang Partnership. On January 17, 2025, Sunrise Guizhou received the first installment of the subscription proceeds of RMB 50,000,000, approximately $6,826,032.

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

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31,
	2024	2023
Accounts receivable	$36,901,720	$16,952,637
Allowance for credit loss	(7,909,571)	(8,016,322)
Accounts receivable, net	$28,992,149	$8,936,315

The movement of allowance of credit loss is as follows:

	As of December 31,
	2024	2023	2022
Balance at beginning of the year	$8,016,322	$8,047,527	$5,744,387
Current year addition	113,854	196,717	2,887,754
Reversed	-	(74,564)	-
Foreign currency translation adjustments	(220,605)	(153,358)	(584,614)
Balance at end of the year	$7,909,571	$8,016,322	$8,047,527

Allowance for credit loss provision was $113,854, $196,717 and $2,887,754 recorded for the years ended December 31, 2024, 2023 and 2022, respectively.

NOTE 5 – INVENTORIES, NET

Inventories consisted of the following:

	As of December 31,
	2024	2023
Raw materials	$2,620,813	$2,958,413
Finished goods	3,299,796	2,590,651
Work in process	11,735,123	10,289,693
Others	4,658	4,789
Total	$17,660,390	$15,843,546

The impairment of inventories was $3,959,304, $7,238,819 and $2,711,158 for the years ended December 31, 2024, 2023 and 2022, respectively.

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

The value of a private fund is measured at fair value with gains and losses recognized in earnings. As a practical expedient, the Company uses NAV or its equivalent to measure the fair value of the Fund. NAV is primarily determined based on information provided by external fund administrators. The Company redeemed the Fund with a redemption value of $3,282,770 on August 2, 2023. Investment loss of $nil, $86,314 and $2,625,349 was recorded in the Company’s consolidated statements of operations and comprehensive loss for the years ended December 31, 2024, 2023 and 2022, respectively.

NOTE 7 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

		As of December 31,
		2024	2023
Prepaid expenses		$-	$3,461
Advance to supplier	(1)	2,130,175	505,763
Loans to third parties		-	57,747
Receivable from redemption on short-term investment	(2)	-	2,371,942
Prepayment for investment		246,599	971,845
Other receivables		772,252	229,918
Interest receivable		-	364,833
Prepaid VAT and income tax	(3)	1,061,675	1,972,748
Deposits for operating lease		-	31,222
Subtotal		4,210,701	6,509,479
Less: allowance for prepaid expenses and other current assets		(136,999)	(546,526)
Total		$4,073,702	$5,962,953

(1)	The Company prepaid its vendors for electricity and graphite anode materials, including single granular coke, secondary granular coke, and mixed batches of single particle and secondary coke and etc.

(2)

In February 2021, the Company entered into an investment agreement with Viner Total investment Fund (the “Fund”) to invest in the Fund with the total investment consideration of $8,000,000. On August 2, 2023, the Company redeemed the Fund with a redemption value of $3,282,770, of which $2,371,942 had not been received as of December 31, 2023. The Company received in full for the year ended December 31, 2024.

(3)	The amount of VAT payable is determined by applying the applicable tax rate to the invoiced amount of services provided (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). The Company’s input VAT exceeded output VAT as the Company purchased inventory and plant, property and equipment for manufacturing graphite anode materials as of December 31, 2024 and 2023.

NOTE 8 – LONG-TERM PREPAYMENTS AND OTHER NON-CURRENT ASSETS

		As of December 31,
		2024	2023
Prepayment for equipment	(1)	$1,165,608	$822,750
Finance lease deposit		636,362	654,235
Prepayment for long-term loan acquisition cost	(2)	1,237,215	-
Others		-	47,509
Total		$3,039,185	$1,524,494

(1)	Prepaid for equipment represented advance payment on the production line equipment by Sunrise Guizhou, which had not been shipped as of December 31, 2024 and 2023.

(2)	CCB and the Company had negotiated a long-term loan for the construction of the Company’s additional 50,000-ton manufacturing facilities. The Company had entered into the loan contract with CCB as of the date of this consolidated financial statement. See Note 25.

Note 9 – PLANT, PROPERTY AND EQUIPMENT, NET

Plant, property and equipment, stated at cost less accumulated depreciation, consisted of the following:

	As of December 31,
	2024	2023
Building	$28,882,829	$29,618,983
Machines	35,486,639	35,880,013
Vehicles	461,813	399,822
Electronic equipment	983,675	878,145
Furniture, fixtures and equipment	327,961	333,183
Leasehold improvements	400,264	397,421
Subtotal	66,543,181	67,507,567
Construction in progress	2,994,832	2,401,354
Less:
Accumulated depreciation	(9,034,739)	(4,347,670)
Plant, property and equipment, net	$60,503,274	$65,561,251

Depreciation expense was $4,875,028, $3,249,396 and $750,220 for the fiscal years ended December 31, 2024, 2023 and 2022, respectively.

NOTE 10 – LAND USE RIGHTS, NET

Land use rights, stated at cost less accumulated amortization, consisted of the following:

	As of December 31,
	2024	2023
Land use rights - cost	$9,737,032	$10,010,496
Less:
Accumulated amortization	(539,054)	(336,800)
Land use rights, net	$9,197,978	$9,673,696

For the years ended December 31, 2024, 2023 and 2022, amortization expense amounted to $214,499 and $217,977 and $126,042, respectively. The following is a schedule of future amortization of land use rights as of December 31, 2024:

Year ending December 31,	Amount
2025	$211,455
2026	211,455
2027	211,455
2028	211,455
2029 and thereafter	8,352,158
Total	$9,197,978

NOTE 11 – INTANGIBLE ASSETS, NET

Intangible assets, stated at cost less accumulated amortization and impairment, consisted of the following:

	As of December 31,
	2024	2023
Copyrights of course videos	$4,652,811	$4,783,485
Intellectual property rights	4,329,823	4,451,425
Intangible assets, cost	8,982,634	9,234,910
Less:
Accumulated amortization	(3,342,924)	(3,429,798)
Impairment	(5,567,801)	(5,724,172)
Intangible assets, net	$71,909	$80,940

The Company recorded impairment loss on intangible assets of $nil, $3,151,467 and $2,650,020 for the years ended December 31, 2024, 2023 and 2022, respectively.

For the years ended December 31, 2024, 2023 and 2022, amortization expense amounted to $6,918 and $703,932 and $1,312,279, respectively. The following is a schedule of future amortization of intangible asset as of December 31, 2024:

Year ending December 31,	Amount
2025	$3,037
2026	3,037
2027	3,037
2028	3,037
2029 and thereafter	59,761
Total	$71,909

NOTE 12 – LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of December 31,
	2024	2023
Equity method investments:
Shidong (Suzhou) Investment Co., Ltd. (“Suzhou Investment”)	$37,076	$36,967
Shenzhen Jiazhong Creative Capital LLP (“Jiazhong”)	1,902,381	1,772,594
Equity investments without readily determinable fair value:
Beijing Jinshuibanlv Technology Co., Ltd. (“Jinshuibanlv”)	1,095,996	1,126,776
Hangzhou Zhongfei Aerospace Health Management Co., Ltd. (“Zhongfei”)	410,998	422,541
Shanghai Zhongren Yinzhirun Investment Management Partnership (“Yinzhirun”)	273,999	281,694
Jiangxi Cheyi Tongcheng Car Networking Tech Co., Ltd.(“Cheyi”)	217,517	223,626
Chengdu Wanchang Enterprise Management Consulting Partnership (Limited Partnership) (“Wanchang”)	68,500	70,424
Shanghai Outu Home Furnishings Co., Ltd. (“Outu”)	68,500	70,424
Zhejiang Qianshier Household Co., Ltd.(“Qianshier”)	68,500	70,424
Taizhou Jiamenkou Auto Greengrocer’s Delivery Technology Co., Ltd. (“Jiamenkou”)	68,500	70,424
Zhejiang Yueteng Information Technology Co., Ltd. (“Yueteng”)	68,500	70,424
Shidong Funeng (Ruzhou) Industry Development Co., Ltd.( “Funeng”)	36,990	38,029
Dongguan Zhiduocheng Car Service Co., Ltd. (“Car Service”)	24,660	25,352
Subtotal	4,342,117	4,279,699
Less: impairment	(2,334,160)	(2,399,713)
Total	$2,007,957	$1,879,986

Equity method investments

Investment in Suzhou Investment

In December 2017, the Company acquired 17% of the shareholding of Suzhou Investment with cash consideration of RMB 850,000, approximately $116,450. As the Company’s CEO, Mr. Haiping Hu is Suzhou Investment’s director and the Company can exercise significant influence on Suzhou Investment’s business operation, the Company therefore accounted for this investment under equity methods from December 2017 and share the profit or loss of Suzhou Investment accordingly. For the years ended December 31, 2024, 2023 and 2022, the Company recognized investment income (losses) of $1,135, $619 and $(14,072), respectively, according to its share of the post-acquisition gains and losses of Suzhou Investment.

Investment in Jiazhong

In December 2020, the Company acquired 33% of partnership share of Jiazhong as a limited partner with cash consideration of RMB 10,000,000, approximately $1,369,994. The Company has fully paid RMB 10,000,000 as of December 31, 2020. Since the Company owns 33% of the partnership share of Jiazhong as a limited partner, therefore it accounts for the investment of Jiazhong under equity method and shares the profit or loss of Jiazhong accordingly. For the years ended December 31, 2024, 2023 and 2022, the Company recognized investment income of $197,041, $365,102 and $nil, respectively, according to its share of the post-acquisition gains of Jiazhong.

Equity investments without readily determinable fair value

Investment in Jinshuibanlv

In April 2021, the Company signed an investment agreement with Beijing Zhitong Zhenye Technology Co., Ltd. and Li Jiyou to invest RMB 8,000,000, approximately $1,095,996, to Jinshuibanlv, which accounts for 4% of its equity interest. Jinshuibanlv mainly operates an online tax management system. The Company has no control, joint control or significant influence on the invested units, and therefore accounted for the investment of Jinshuibanlv at cost minus impairments and plus or minus observable changes in prices. In 2023, the Company noticed that Jinshuibanlv had encountered a going-concern issue due to the fact that it incurred significant loss and had insufficient bank and cash to support its operations. Therefore, the Company determined that the impairment on investment was other-than-temporary. Full impairment of $1,129,800 was recognized for investment of Jinshuibanlv for the year ended December 31, 2023.

Investment in Zhongfei

In November 2020, the Company acquired 3% of shareholding interest of Zhongfei through nonmonetary transactions, with which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Zhongfei of RMB 3,000,000, approximately $410,998. In 2021, The Company provided it with a customized service worth of RMB 3,000,000. The service has been completed and Zhongfei has decided to transfer 3% of the equity according to its fair value to the Company. The registration change was completed as of December 31, 2021. The Company does not have significant influence or control over Zhongfei, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Zhongfei at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them. In 2022, the Company noticed that Zhongfei had encountered a going-concern issue and determined that the impairment on investment was other-than-temporary. Full impairment of $446,025 was provided for investment of Zhongfei for the year ended December 31, 2022.

Investment in Yinzhirun

In December 2016, the Company acquired 0.45% of shareholding interest of Yinzhirun with cash consideration of RMB 2,000,000, approximately $273,999. The Company does not have significant influence or control over Yinzhirun, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Yinzhirun at cost minus impairments and plus or minus observable changes in prices. Yinzhirun is the intermediate holding company for Shanghai PeopleNet Security Technology Co., Ltd. (“PeopleNet”). The Company noticed that PeopleNet was involved in legal proceedings for bankruptcy initiated by its debtor, and its accounts receivable, intellectual properties, brand name have been subject to the judicial auction since February 2024, all of which raised significant concerns about the Yinzhirun’s ability to continue as a going concern. Full impairment of $282,450 was recognized for investment of Yinzhirun for the year ended December 31, 2023.

Investment in Cheyi

In November 2020, the Company acquired 0.5% of shareholding interest of Cheyi through nonmonetary transactions, with which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Cheyi of RMB 1,587,719, approximately $217,517. In 2021, the Company provided it with a membership service worth of RMB 1,500,000. This service has been completed. Cheyi has a poor capital turnover, it has decided to transfer 0.5% of the equity according to its fair value to the Company and registration change was completed as of December 31, 2021. The Company accounts for these non-monetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Cheyi, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Cheyi at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them.

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

Investment in Wanchang

In September 2019, the Company initially acquired 11.11% of partnership share of Chengdu Zhongfuze Investment LLP (“Zhongfuze”) with cash consideration of RMB 500,000, approximately $68,500 . The Company has fully paid RMB 500,000 as of December 31, 2020. On December 6, 2022, the asset under Zhongfuze was transferred to Wanchang and the Company’s partnership share in Zhongfuze was simultaneously transferred to Wanchang. As a result, the Company owned 0.64% of the partnership share in Wanchang. The Company does not have significant influence or control over Wanchang, and the partnership share investment does not have readily determinable market value, and therefore accounted for the investment of Wanchang at cost minus impairments and plus or minus observable changes in prices.

Investment in Outu

In December 2019, the Company acquired 15% of shareholding interest of Outu with cash consideration of RMB 3,000,000. The Company has paid RMB 500,000, approximately $68,500, as of December 31, 2022. The Company does not have significant influence or control over Outu, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Outu at cost minus impairments and plus or minus observable changes in prices. In 2022, the Company noticed that Qutu had encountered a going-concern issue and determined that the impairment on investment was other-than-temporary. Full impairment of $74,337 was provided for investment of Outu for the year ended December 31, 2022.

Investment in Qianshier

In December 2020, the Company acquired 5% of shareholding interest of Qiansier through nonmonetary transactions with, which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Qianshier of RMB 500,000, approximately $68,500. The Company accounts for these nonmonetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Qianshier, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Qianshier at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them.

In 2022, the Company noticed Qianshier had been subject to enforcement proceedings associated with a rental dispute, which raised significant concerns about the investee’s ability to continue as a going concern. Full impairment of $74,337 was provided for investment of Qianshier for the year ended December 31, 2022.

Investment in Jiamenkou

In June 2020, the Company acquired 5% of shareholding interest of Jiamenkou through nonmonetary transactions with Jiamenkou, which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Jiamenkou of RMB 500,000, approximately $68,500. The Company accounts for these nonmonetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Jiamenkou, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Jiamenkou at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them. In 2022, the Company noticed Jiamenkou was involved in legal proceedings as respondent to its debt guarantor, which raised significant concerns about the investee’s ability to continue as a going concern. Full impairment of $74,337 was provided for investment of Jiamenkou for the year ended December 31, 2022.

Investment in Yueteng

In June 2020, the Company acquired 5% of shareholding interest of Yueteng through nonmonetary transactions with Yueteng, which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Yueteng of RMB 500,000, approximately $68,500. The Company accounts for these nonmonetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Yueteng, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Yueteng at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them. In 2022, the Company determined that the investment was impaired and the impairment was other-than-temporary. Full impairment of $74,337 was provided for investment of Yueteng for the year ended December 31, 2022.

Investment in Funeng

In August 2019, the Company subscribed capital with cash consideration of RMB 570,000 and acquired 19% of shareholding interest of Funeng. The Company has paid RMB 270,000, approximately $36,990, as of December 31, 2020. The Company does not have significant influence or control over Funeng, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Funeng at cost minus impairments and plus or minus observable changes in prices. In 2023, the Company noticed that Funeng had encountered a going-concern issue due to the fact that it did not have sufficient bank deposits and cash to support its operation. Therefore, the Company determined that the impairment on investment was other-than-temporary. Full impairment of $38,131 was provided for investment of Funeng for the year ended December 31, 2023.

Investment in Car Service

In November 2017, the Company acquired 1.5% of shareholding interest of Car Service with cash consideration of RMB 90,000. In May 2019, the shareholding interest the Company held was diluted to 0.98% after Car Service received capital from a new shareholder. The Company does not have significant influence or control over Car Service, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Car Service at cost minus impairments and plus or minus observable changes in prices. In 2021, the Company noticed that with the adverse impact of COVID-19, Car Service failed to publish the annual report of 2020 in accordance with the time limit to the Industry and Commerce Administration of Dongguan Nancheng Branch, which was factors that raise significant concerns about the investee’s ability to continue as a going concern. Full impairment of $27,900 was provided for investment of Car Service for the year ended December 31, 2021.

NOTE 13 – ASSET ACQUISITION

In July 2022, Sunrise Guizhou entered into purchase agreements with original shareholders of Sunrise Tech (formerly known as Anlong Hengrui Graphite Material Co., Ltd.) to acquire 100% of Sunrise Tech’s assets and equity ownership for a gross consideration of RMB 40,000,000, among of which RMB 10,000,000 was paid in July 2022. In July 2022, the Group completed the acquisition. Sunrise Tech held three land use rights and two buildings.

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

For the year ended December 31, 2023, the Company had paid RMB 5,000,000 to the original shareholders of Sunrise Tech. For the year ended December 31, 2024, the Company and the original shareholder agreed that RMB 5,000,000 (approximately $684,997) consideration due on August 20, 2024 would be offset by the unpaid RMB 8,960,000 (approximately $1,227,515) land use right and property taxes and their associated fines and late payment fee prior to the asset acquisition. Any remaining unpaid land use right and property tax and their associated fine and late payment fee would deduct the consideration of the asset acquisition due on August 20, 2025.

These consideration payables were interest free, and the present value was discounted using the incremental borrowing rate. The current and non-current portion of the consideration payable was $801,866 and $1,338,719, respectively, as of December 31, 2024. The current and non-current portion of the consideration payable was $591,369 and $2,703,528, respectively, as of December 31, 2023. The Company recorded interest expense of $111,363, $133,310 and $71,272 relating to the amortization of the discount for the year ended December 31, 2024, 2023 and 2022, respectively. The consideration payable is guaranteed by Mr. Haiping Hu, the CEO of the Company and Chairman of the Board of Directors.

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

As of December 31, 2024, the Company’s finance leases had a weighted average remaining lease term of 0.98 years and a weighted average discount rate of 7.71%.

The components of lease expense for the years ended December 31, 2024, 2023 and 2022 were as follows:

	Statement of	For the years ended December 31,
	Income Location	2024	2023	2022
Lease costs
Finance lease expense	Cost of goods sold	$622,203	$338,627	$-

Maturity of lease liabilities under the finance leases as of December 31, 2024 were as follows:

For the years ending December 31,	Amount
2025	$1,704,090
2026	645,811
Total lease payments	2,349,901
Less: interest	(117,154)
Present value of finance lease liabilities	$2,232,747
Finance lease liabilities, current	$1,603,694
Finance lease liabilities, non-current	$629,053

NOTE 15 – DEFERRED GOVERNMENT SUBSIDY

Deferred government subsidy consisted of the following:

	As of December 31,
	2024	2023
Deferred subsidy on relocation	$2,739,989	$2,816,941
Others	309,618	-
Total	$3,049,607	$2,816,941

In November 2021, GMB BJ planned to relocate the Company address from Beijing to Zibo city, and it applied for subsidy of RMB 21,926,900 to compensate for the future incremental costs arising from the relocation, which was approved by the Finance Bureau of Zibo. In January 2022, the Company received a government subsidy of RMB 20,000,000, approximately $2,739,989. The Company relocated to Zibo in November 2023, however the expenditures related to relocation had not been audited and acknowledged by the government of Zibo as of December 31, 2024. Therefore, the cash received was recognized as a deferred government subsidy.

NOTE 16 – LONG-TERM PAYABLE

Long-term payable represented the financial liabilities due to financial lease companies maturing within one or over one year. The long-term payable consisted of the following:

	As of December 31,
	2024	2023
Long-term payables:
Far East International Financial Leasing Co., Ltd. (“Far East”)	$-	$598,112
China Power Investment Ronghe Financial Leasing Co., Ltd. (“Ronghe”)	1,658,984	3,403,003
Zhongguancun Science and Technology Leasing Co., Ltd. (“Zhongguancun”)	363,525	1,787,700
Xiamen Guomao Chuangcheng Financial Leasing Co., Ltd. (“Guomao”)	879,062	1,904,891
Risheng International Finance Leasing Co., Ltd. (“Risheng”)	733,281	-
Total	$3,634,852	$7,693,706
Current portion	$3,231,126	$4,710,644
Non-current portion	$403,726	$2,983,062

On September 22, 2022, Sunrise Guizhou entered into a sales and leaseback contract with Far East. Pursuant to the contract, the Company sold its machines for RMB 20,000,000, approximately $2,739,989, and immediately leased it back from Far East for an eighteen-month period from September 22, 2022 to March 21, 2024. The Company had not transferred the control of the underlying assets to Far East and the Company evaluated that the sales transaction did not qualify as a sale in accordance with ASC 606. Therefore, the sales and leaseback contract were in essence a debt financing arrangement and did not apply sales and leaseback accounting in ASC 842. The proceeds, net of the financing costs, were financial liability with a yearly implied interest rate of 11.98%. This long-term payable was guaranteed by SDH and Mr. Haiping Hu. The Company was required to make monthly interest and principal payments. For the years ended December 31, 2024, 2023 and 2022, The Company repaid RMB 4,327,269, RMB 15,259,317 and RMB 2,277,510, approximately $601,369, $2,154,997 and $338,608, respectively. As of December 31, 2023, the Company had an outstanding balance of $598,112, of which $598,112 and $nil were classified to the current portion and the non-current portion, respectively.

On November 4, 2022, Sunrise Guizhou entered into a sales and leaseback financing contract a three-year financing with Ronghe to obtain an amount of RMB 40,000,000, approximately $5,479,978, for a term from November 10, 2022 to November 9, 2025. The sales and leaseback contract was a debt financing arrangement in essence, with a yearly interest rate of one-year loan prime rate plus 1.55%. This long-term payable is guaranteed by Mr. Haiping Hu and Zhuhai Zibo. The Company is required to make quarterly interest and principal payment. For the years ended December 31, 2024, 2023 and 2022, The Company repaid RMB 13,647,079, RMB 14,634,365 and RMB 3,693,843, approximately $1,896,560, $2,066,738 and $549,181, respectively. As of December 31, 2024, the Company had outstanding balance of $1,658,984, of which $1,658,984 and $nil were classified to the current portion and the non-current portion, respectively. As of December 31, 2023, the Company had an outstanding balance of $3,403,003, of which $1,697,425 and $1,705,578 were classified to the current portion and the non-current portion, respectively. The total outstanding balance of this long-term facility was collateralized by certain plant and equipment at the original cost of RMB 47,917,699, approximately $6,564,698, as of December 31, 2024.

On February 7, 2023, Sunrise Guizhou entered into a sales and leaseback financing contract for a two-year financing with Zhongguancun to obtain an amount of RMB 20,000,000, approximately $2,739,989, for a term lasting from February 7, 2023 to February 6, 2025. The sales and leaseback contract were a debt financing arrangement in essence, with a yearly implied interest rate of 9.61%. This long-term payable is guaranteed by Mr. Haiping Hu and Zhuhai Zibo. The Company is required to make quarterly interest and principal payments. For the year ended December 31, 2024 and 2023, the Company repaid RMB 10,791,732 and RMB 8,124,466, approximately $1,499,747 and $1,147,378, respectively. As of December 31, 2024, the Company had an outstanding balance of $363,525, of which $363,525 and $nil were classified to the current portion and the non-current portion, respectively. As of December 31, 2023, the Company had an outstanding balance of $1,787,700, of which $1,413,966 and $373,734 were classified to the current portion and the non-current portion, respectively. The total outstanding balance of this long-term facility was collateralized by certain plant and equipment at the original cost of RMB 20,917,392, approximately $2,865,671 , as of December 31, 2024. Other than the aforementioned plant and equipment as collateral assets, the Company has pledged any existing and future accounts receivable from a sales contract with Liyang Zichen New Materials Technology Co., Ltd. (“Liyang Zichen”) for the amount up to RMB 20,000,000. The accounts receivable from Liyang Zichen were $nil as of December 31, 2024.

On October 27, 2023, Sunrise Guizhou entered into a sales and leaseback financing contract for a two-year financing with Guomao for RMB 15,000,000, approximately $2,054,992, for a term from October 27, 2023 to October 26, 2025. The sales and leaseback contract was a debt financing arrangement in essence, with a yearly implied interest rate of 9.13%. For the year ended December 31, 2024 and 2023, the Company repaid RMB 8,012,628 and RMB 1,335,438, approximately $1,113,530 and $188,597, respectively. As of December 31, 2024, the Company had outstanding balance of $879,062, of which $879,062 and $nil were classified to the current portion and the non-current portion, respectively. As of December 31, 2023, the Company had outstanding balance of $1,904,891, of which $1,001,141 and $903,750 were classified to the current portion and the non-current portion, respectively. This debt financing arrangement was guaranteed by Mr. Haiping Hu, Sunrise Tech and Zhuhai Zibo. The total outstanding balance of this long-term facility was collateralized by certain plant and equipment at the original cost of RMB 15,000,000, approximately $2,054,992, as of December 31, 2024.

On October 14, 2024, Sunrise Guizhou entered into a sales and leaseback financing contract for a thirty two-month financing with Risheng for RMB 6,000,000, approximately $821,997, for a term from October 14, 2024 to June 15, 2027. The sales and leaseback contract was a debt financing arrangement in essence, with a yearly implied interest rate of 12.15%. For the year ended December 31, 2024, the Company repaid RMB 756,000, approximately $105,063. As of December 31, 2024, the Company had outstanding balance of $733,281, of which $329,555 and $403,726 were classified to the current portion and the non-current portion, respectively. This debt financing arrangement was guaranteed by Mr. Haiping Hu and Zhuhai Zibo. The total outstanding balance of this long-term facility was collateralized by certain plant and equipment at the original cost of RMB 7,600,000, approximately $1,041,196, as of December 31, 2024.

NOTE 17 – LOANS

	As of December 31,
	2024	2023
Short-term loans:
Everbright Bank	$-	$7,042,353
Post Savings Bank of China	684,997	-
Industrial Bank	958,996	-
Total	1,643,993	7,042,353

Long-term loans:
China Construction Bank	26,809,352	-
WeBank Co., Ltd.	86,905	-
Post Savings Bank of China	-	3,985,972
Current portion	$485,556	$478,880
Non-current portion	$26,410,701	$3,507,092

Short-term loan

Everbright Bank

On May 16, 2023, Sunrise Guizhou entered into a credit facility agreement with Everbright Bank to obtain revolving fund up to RMB 100,000,000, approximately $13,699,944, for a term from June 1, 2023 to May 31, 2024. As of December 31, 2023, Sunrise Guizhou had been able to utilize the line of credit for RMB 50,000,000, or $7,042,353, with interest rates from 2% to 4.5% which would mature from June 4, 2024 to September 25, 2024, collateralized by the pledge of land use right of Sunrise Tech for RMB 50,000,000. This credit loan was guaranteed by Mr. Haiping Hu, CEO and Chairman of the Board of Director, Ms. Fangfei Liu, spouse of Mr. Haiping Hu and Ms. Huiyu Du, the legal representative of Sunrise Guizhou. Sunrise Tech pledged its land use right for Sunrise Guizhou for the line of credit. Sunrise Guizhou repaid the loans in full on their mature days for the year ended December 31, 2024.

Post Bank

On June 19, 2024, Sunrise Guizhou entered into a line of credit facility agreement with Post Savings Bank of China (“Post Bank”) to obtain revolving fund up to RMB 5,000,000, or $684,997, for a term from June 19, 2024 to June 18, 2028. On July 27, 2023, the Company obtained a credit loan for RMB 5,000,000 with an interest rate of 4.66% for a term from June 20, 2024 to June 19, 2025.

Industrial Bank

On June 19, 2024, GIOP BJ entered into a line of credit facility agreement with Industrial Bank to obtain revolving fund up to RMB 7,000,000, approximately $958,996. On July 23, 2024, GIOP BJ obtained a loan for RMB 7,000,000 with an interest rate of one-year loan prime rate plus 0.05% for a term from August 29, 2024 to August 28, 2025. This loan was guaranteed by Mr. Haiping Hu, Ms. Fangfei Liu, SDH and Zhuhai Zibo. The Company also pledged its buildings of SDH to Industrial Bank.

Although GIOP BJ has been timely paying interests to Industrial Bank in accordance with its terms, GIOP BJ was in default under the loan agreement as of December 31, 2024. Specifically, the financial covenants of the loan agreement required GIOP BJ to keep: (1) current assets not less than RMB 25,000,000, approximately $3,424,986; (2) net assets not less than RMB 8,000,000, approximately $1,095,996; (3) asset liability ratio not more than 80%; and (4) current ratio not less than 1. As of December 31, 2024, GIOP BJ was not in compliance with the above financial covenants. Industrial Bank had not requested accelerated principal repayment as of the date of this consolidated financial statement.

Long-term loan

China Construction Bank

On March 8, 2024, Sunrise Guizhou obtained bank loan of RMB 100,000,000, approximately $13,699,944, from CCB Qianxinan Branch with an interest rate of 9.504% for a term from March 8, 2024 to March 8, 2026; On June 28, 2024, Sunrise Guizhou obtained bank loan of RMB 100,000,000, approximately $13,699,944, from CCB Qianxinan Branch for a term from June 28, 2024 to June 28, 2026. These loans were guaranteed by Mr. Haiping Hu, CEO and Chairman of the Board of Director, and Zhuhai Zibo. Sunrise Guizhou also pledged its buildings and land use rights of its manufacturing facilities to CCB.

Although Sunrise Guizhou has been timely repaying CCB in accordance with its terms, Sunrise Guizhou was in default under the loan agreement as of December 31, 2024. Specifically, the financial covenants of the loan agreement required the Sunrise Guizhou to keep: (1) asset liability ratio not more than 70%; (2) current ratio not less than 1; (3) contingent liabilities not over than the net assets; (4) profitable; (5) long-term investment not more than the net assets of Sunrise Guizhou. For the year ended December 31, 2024, the net loss of Sunrise Guizhou was $10,607,939 therefore not in compliance with the financial covenants of the CCB loan. In addition, Sunrise Guizhou was not in compliance with the loan covenant that asset liability ratio of Sunrise Guizhou was 78.22% as of December 31, 2024. The Company obtained written consent for the waiver of default on September 30, 2024. CCB notified the Company that the non-compliance would not result in accelerated principal repayment or the application of a default interest rate.

WeBank

On April 26, 2024, the Company obtained a loan for RMB 900,000 (approximately $123,299) from WeBank Co., Ltd. (“WeBank”) with an interest rate of 9.504% for a term from April 26, 2024 to April 26, 2026. This credit loan was guaranteed by Ms. Huiyu Du, the former legal representative of Sunrise Guizhou.

Post Bank

On January 18, 2023, Sunrise Guizhou entered into a line of credit facility agreement with Post Bank to obtain revolving fund up to RMB 30,000,000, approximately $4,109,983, with an interest rate of 4.5% for a term from January 19, 2023 to January 18, 2031. This credit loan was guaranteed by Mr. Haiping Hu, CEO and Chairman of the Board of Director, and Zhuhai Zibo. As of December 31, 2023, the Company had utilized the line of credit with Post Bank for RMB 28,300,000, or $3,985,972, which would mature between July 2023 and April 2026. The Company early repaid the outstanding long-term loan in March 2024.

NOTE 18 – TAXES

a. VAT

The Company is subject to VAT and related surcharges in Mainland China for sales of graphite anode materials and providing member services and other in-depth services. The applicable VAT rate is 13% and 6% for general taxpayers and 3% for small-scale taxpayer. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold and services provided (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). VAT liability is recorded in the line item of accrued expenses and other current liabilities on the consolidated balance sheets. Under the commercial practice of Mainland China, the Company pays VAT based on tax invoices issued.

All of the tax returns of the Company have been and remain subject to examination by the Mainland China tax authorities for five years from the date of filing.

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

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2019/2020 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, the Company’s HK subsidiary did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended December 31, 2024, 2023 and 2022, and accordingly no provision for Hong Kong profits tax has been made in these periods.

Mainland China

The Company’s subsidiaries are incorporated in Mainland China, and are subject to the Mainland China Enterprise Income Tax Laws (“EIT Laws”) with the statutory income tax rate of 25% with the following exceptions.

In accordance with the implementation rules of EIT Laws, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. SDH is eligible to enjoy a preferential tax rate of 15% from 2021 to 2023 to the extent it has taxable income under the EIT Law. Sunrise Guizhou is eligible to enjoy a preferential tax rate of 15% from 2024 to 2026 to the extent it has taxable income under the EIT Law.

For qualified small and low-profit enterprises, from January 1, 2022 to December 31, 2022, 12.5% of the first RMB 1.0 million of the assessable profit before tax is subject to a preferential tax rate of 20% and the 25% of the assessable profit before tax exceeding RMB 1.0 million but not exceeding RMB 3.0 million is subject to a preferential tax rate of 20%. From January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the years ended December 31, 2024, 2023 and 2022, some PRC subsidiaries are qualified small and low-profit enterprises as defined, and thus are eligible for the above preferential tax rates for small and low-profit enterprises.

The components of the income tax provision (benefit) were as follows:

	For the years ended December 31,
	2024	2023	2022
Current
China	$6,009	$228	$1,560
Deferred
China	(446)	(454)	807,410
Total	$5,563	$(226)	$808,970

Loss before income taxes was attributable to the following geographic locations for the years ended December 31:

	For the years ended December 31,
	2024	2023	2022
PRC	$(16,127,911)	$(26,296,232)	$(16,323,667)
Others	(1,847,690)	(6,624,718)	(5,991,765)
Loss before income taxes	$(17,975,601)	$(32,920,950)	$(22,315,432)

Reconciliation between the provision (benefit) for income taxes computed by applying the Mainland China EIT rate of 25% to loss before income taxes and the actual provision of income taxes was as follows:

	For the years ended December 31,
	2024	2023	2022
Loss before income taxes	$(17,975,601)	$(32,920,950)	$(22,315,432)
Mainland China EIT rate	25%	25%	25%
Income taxes computed at statutory EIT rate	$(4,493,900)	$(8,230,238)	$(5,578,858)
Reconciling items:
Effect of tax holiday and preferential tax rate	1,040,003	(338)	1,274,465
Effect of changes in tax rate	2,123,753	(1,194,103)	-
Effect of tax rates in foreign jurisdictions	218,737	1,117,727	1,497,723
Effect of non-deductible share-based compensation	243,186	536,450	536,450
Effect of true up on net operating loss in the tax returns	696,285	687,460	-
Effect of non-deductible expense	44,535	6,277	13,917
Super deduction of qualified R&D expenditures	(231,020)	-	-
Changes in valuation allowance	363,984	7,076,539	2,919,231
Income tax (benefit) expense	$5,563	$(226)	$808,970
Effective tax rate	(0.03)%	0.00%	(3.63)%

Deferred tax assets and liabilities

Significant components of deferred tax assets and liabilities were as follows:

	As of December 31,
	2024	2023
Deferred tax assets
Net operating loss carry forwards	$6,893,492	$4,981,536
Provision for doubtful debts	1,996,852	2,039,292
Finance lease liabilities	334,895	1,226,495
Impairment on inventory	1,204,730	2,446,724
Impairment of intangible assets	458,576	803,418
Impairment of long-term investment	583,539	599,928
Deferred tax assets, gross	11,472,084	12,097,393
Less: valuation allowance	(10,693,306)	(10,605,326)
Total deferred tax assets, net	$778,778	$1,492,067

Deferred tax liabilities
Finance lease right-of-use assets	$778,778	$1,492,067
Assets acquired in the asset acquisition	189,551	195,327
Total deferred tax liabilities	$968,329	$1,687,394
Deferred tax assets, net	$-	$-
Deferred tax liabilities, net	$189,551	$195,327

The movement of valuation allowance was as follows:

	As of December 31,
	2024	2023	2022
Balance at beginning of the year	$10,605,326	$3,936,504	$1,218,319
Current year addition	363,984	7,076,539	2,919,231
Foreign currency translation adjustments	(276,004)	(407,717)	(201,046)
Balance at end of the year	$10,693,306	$10,605,326	$3,936,504

For entities incorporated in Mainland China, net operating loss can be carried forward for five years, while the net operating loss of HNTEs can be carried forward for ten years. As of December 31, 2024, the Company had net operating loss carrying forwards of $36,079,288 from the Company’s PRC subsidiaries, which will expire by in calendar years 2025 through 2034, if not utilized. The graphite anode business was in a competitive environment for the year ended December 31, 2024. In the meantime, knowledge sharing and enterprise business continued to shrink in 2024. Considering the factors in graphite anode business and knowledge sharing and enterprise business, management believed that there was substantial doubt on realization of the benefits from these losses as they were not able to estimate if the business would start to make profits in the near future. In making as of such determination, the Company considered factors including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry forwards, and (iii) tax planning strategies. Therefore, the Company believes that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets as of December 31, 2024 and 2023. Accordingly, as of December 31, 2024 and 2023, $10,693,306 and $10,605,326 valuation allowance has been provided, respectively. The following is a schedule of expiration of carry forward operating loss as of December 31, 2024:

For the years ending December 31,	Amount
2025	$299,120
2026	48,899
2027	958,815
2028	642,226
2029	5,538,046
2030	-
2031	-
2032	3,452,345
2033	8,484,877
2034	16,654,960
Total	$36,079,288

As of December 31, 2024, the Company had net operating loss carrying forwards of $79,733 from the Company’s Hong Kong subsidiaries, which will be carried forward indefinitely to offset future profits of the Company’s Hong Kong subsidiaries.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2023, the Company did not have any unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended December 31, 2024, 2023 and 2022, the Company did not incur any interest and penalties related to any potential underpaid income tax expenses.

For the Company’s operating subsidiaries, as of December 31, 2024, the tax years ended December 31, 2019, through December 31, 2023 remain open for statutory examination by PRC tax authorities.

NOTE 19 – RELATED PARTY BALANCE AND TRANSACTIONS

The following is a list of related parties which the Company has transactions with:

(a)	Ningbo Zhuhai Investment Co., Ltd. (“Zhuhai Investment”), a company controlled by Mr. Haiping Hu.
(b)	Bally Corp. (“Bally”), a company controlled by Mr. Haiping Hu.
(c)	Zhongna Times (Shenzhen) New Energy Technology Co., Ltd. (“Zhongna Times”), a company controlled by Mr. Haiping Hu.
(d)	Shanghai Huiyang Investment Co. (“Shanghai Huiyang”), 5.4012% shareholder of Sunrise Guizhou and controlled by immediate family members of Mr. Haiping Hu.
(e)	Suzhou Investment, a company of which Mr. Haiping Hu is the CEO.
(f)	Mr. Shousheng Guo, Director, 3.00% shareholder of GMB (Beijing).
(g)	Mr. Wenwu Zhang, Director of Sunrise Guizhou.
(h)	Mr. Chenming Qi, General Manager, Director and 3.00% shareholder of GIOP BJ; Director of GMB (Hangzhou).
(i)	Ms. Jing Ji, CEO of and 46% shareholder of GMB Technology.
(j)	Haicheng Shenhe, 9.6451% shareholder of Sunrise Guizhou.
(k)	Ms. Chao Liu, Chief Financial Officer of the Company.
(l)	GMB Internet Technology Co., Ltd., one of the shareholders of the Company.
(m)	GMB Business Communication Co., Ltd. one of the shareholders of the Company.
(n)	GMB Enterprise Cooperation Development Co., Ltd., one of the shareholders of the Company.
(o)	GMB Information Technology Co., Ltd., one of the shareholders of the Company.
(p)	GMB Wisdom Sharing Platform Co., Ltd., one of the shareholders of the Company.
(q)	GMB Technology Co., Ltd., one of the shareholders of the Company.
(r)	GMB Project Incubation Services Co., Ltd., one of the shareholders of the Company.
(s)	Guizhou Yilong New Area Industrial Development and Investment Co., Ltd., 3.0864% shareholder of Sunrise Guizhou.
(t)	Ms. Fangfei Liu, spouse of Mr. Haiping Hu.
(u)	Mr. Huiyu Du, the former legal representative of Sunrise Guizhou.
(v)	Beijing Huatai Zhonghe Venture Capital Center (Limited Partnership) (“Huatai Zhonghe”), controlled by Mr. Shousheng Guo.
(w)	Ningbo Meishan Bonded Port Zone Zhihai Yuncheng Investment Management Partnership Enterprise (Limited Partnership) (“Zhihai Yuncheng”), a limited partnership controlled by Mr. Haiping Hu.
(x)	Shenzhen Zhuhai New Energy Co., Ltd. (“Shenzhen Zhuhai”), a company ultimately controlled by Mr. Haiping Hu.

a.	Due from related parties

As of December 31, 2024 and 2023, the balances of amount due from related parties were as follows:

		As of December 31,
		2024	2023
Due from related parties
Bally		$5,172	$5,172
Mr. Shousheng Guo	(2)	-	100,000
Suzhou Investment		-	39,437
Mr. Wenwu Zhang	(1)	321,949	330,991
Ms. Chao Liu	(2)	-	141,024
Shenzhen Zhuhai	(4)	150,699	-
Zhihai Yuncheng	(3)	63,588	-
Others		700	700
Total		$542,108	$617,324

(1)	The balance as of December 31, 2024 and 2023 represented the prepaid acquisition consideration to purchase Mr. Wenwu Zhang’s equity in Haicheng Shenhe.

(2)	The staff advance balances as of December 31, 2023 had been repaid for the year ended December 31, 2024.

(3)	The balance as of December 31, 2024 represented the prepaid service fee.

(4)	The balance from Shenzhen Zhuhai as of December 31, 2024 had been repaid on May 15, 2025.

b.	Due to related parties

As of December 31, 2024 and 2023, the balances of amounts due to related parties were as follows:

		As of December 31,
		2024	2023
Due to related parties
Mr. Haiping Hu		$-	$903,789
Mr. Chenming Qi		-	5,476
Ms. Jing Ji		19,009	19,543
Shanghai Huiyang	(1)	235,001	800,785
Haicheng Shenhe		1,029	451,871
Huatai Zhonghe		-	98,593
Zhuhai Investment	(2)	3,442,663	2,183,911
Zhongna Times		493,198	-
Others		5,905	197
Total		$4,196,805	$4,464,165

(1)	The balance as of December 31, 2024 mainly represented the loans from Shanghai Huiyang, with the annual interest rate of 4% due on December 31, 2025.

(2)	The balance as of December 31, 2024 represented the loans from Zhuhai Investment, with the annual interest rate of 4% and due on December 31, 2025.

c.	Deferred revenue -related parties

As of December 31, 2024 and 2023, the balances of deferred revenue of related parties were as follows:

		As of December 31,
		2024	2023
Deferred revenue of related parties
Shanghai Huiyang	(1)	$-	$340,850
Total		$-	$340,850

(1)	The balance as of December 31, 2023 represented the advance from the related party for tailored services.

d.	Related party transactions

Related party purchase

The Company purchased consulting services for knowledge sharing and enterprise business from Zhuhai Investment. For the years ended December 31, 2024, 2023 and 2022, consulting fee to Zhuhai Investment were $12,376, $nil and $nil, respectively.

The Company rented office spaces from Zhuhai Investment. For the fiscal years ended December 31, 2024, 2023 and 2022, total rental fee to Zhuhai Investment were $nil, $nil and $118,475, respectively.

The Company purchased maintenance services for the Company’s APP on knowledge sharing and enterprise business from Zhihai Yuncheng. For the years ended December 31, 2024, 2023 and 2022, maintenance fee to Zhihai Yuncheng were $32,776, $nil and $nil, respectively.

The Company purchased raw materials for graphite anode material manufacturing from Haicheng Shenhe. For the years ended December 31, 2024, 2023 and 2022, total purchases were $nil, $221,207 and $1,031,043, respectively.

Related party sales

The Company sold titanium for $205 to Mr. Shousheng Guo for the year ended December 31, 2022.

e.	Related party guarantee

On August 4, 2022, Sunrise Guizhou entered into a line of credit financing contract with Bank of Guizhou for revolving credit of RMB 20,000,000, approximately $2,739,989, for a term from August 4, 2022 to August 3, 2023. The line of credit was in various means including bank loans, commercial note and letter of credit. As of December 31, 2024 and 2023, the undue commercial notes issued to the vendors were RMB nil and RMB 26,532,265, approximately $nil and $3,736,991, respectively. The Company deposited RMB nil and RMB 14,034,196, approximately $nil and $1,976,675, as restricted cash in the designated bank accounts in Bank of Guizhou to secure the commercial notes as of December 31, 2024 and 2023, respectively. Pursuant to the contract, Mr. Haiping Hu and Guizhou Yilong New Area Industrial Development and Investment Co., Ltd., the non-controlling shareholder of Sunrise Guizhou, were the guarantor of the unsecured commercial notes for RMB nil and RMB 12,498,069, approximately $nil and $1,760,316 as of December 31, 2024 and 2023, respectively.

In July 2022, Sunrise Guizhou entered into purchase agreements with original shareholders of Sunrise to acquire 100% of Sunrise Tech’s assets and equity ownership for a gross consideration of RMB 40,000,000, among of which RMB 10,000,000 and RMB 5,000,000 were paid in July 2022 and August 2023, respectively. For the year ended December 31, 2024, the Company and the original shareholder agreed that RMB 5,000,000 (approximately $684,997) consideration due on August 20, 2024 would be offset by the unpaid RMB 8,960,000 (approximately $1,227,515) land use right and property taxes and their associated fines and late payment fee prior to the asset acquisition. The unpaid consideration RMB 16,040,000 (approximately $2,197,471) will be paid in installments from 2025 to 2026. The consideration payable is guaranteed by Mr. Haiping Hu. See Note 13.

On September 22, 2022, Sunrise Guizhou entered into a financing contract into an eighteen-month loan with Far East to obtain a loan of RMB 20,000,000, approximately $2,739,989, for a term from September 22, 2022 to March 21, 2024; On November 4, 2022, Sunrise Guizhou entered a sales and leaseback financing contract into a three-year financing with Ronghe to obtain an amount of RMB 40,000,000, approximately $5,479,978, for a term from November 10, 2022 to November 9, 2025; On February 7, 2023, Sunrise Guizhou entered a sales and leaseback financing contract into a two-year financing with Zhongguancun to obtain an amount of RMB 20,000,000, approximately $2,739,989, for a term from February 7, 2023 to February 6, 2025; On October 27, 2023, Sunrise Guizhou entered into a sales and leaseback financing contract for a two-year financing with Guomao for RMB 15,000,000, approximately $2,054,992, for a term from October 27, 2023 to October 26, 2025. On October 14, 2024, Sunrise Guizhou entered into a sales and leaseback financing contract for a thirty two-month financing with Risheng for RMB 6,000,000, approximately $821,997, for a term from October 14, 2024 to June 15, 2027. Pursuant to these financing contracts, Mr. Haiping Hu, CEO and Chairman of the Board of Director, was the guarantor for the debts. See Note 16.

On May 16, 2023, Sunrise Guizhou entered into a credit facility agreement with Everbright Bank to obtain revolving fund up to RMB 100,000,000, approximately $13,699,944, for a term from June 1, 2023 to May 31, 2024. As of December 31, 2023, the Company had been able to utilize the line of credit for RMB 50,000,000, or $7,042,353, with interest rates from 2% to 4.5% which had matured from June 4, 2024 to September 25, 2024, collateralized by the pledge of land use right of Sunrise Tech for RMB 50,000,000. This credit loan was guaranteed by Mr. Haiping Hu, Ms. Fangfei Liu and Ms. Huiyu Du. See Note 17.

On January 18, 2023, Sunrise Guizhou entered into a credit facility agreement with Post Bank to obtain revolving fund up to RMB 30,000,000, approximately $4,109,983, for a term from January 19, 2023 to January 18, 2031. As of December 31, 2023, the Company utilized the line of credit with Post Bank for RMB 28,300,000, or $3,985,972, which had matured from July 2023 to April 2024. In March 2024, the Company early repaid the long-term loan. This credit loan was guaranteed by Mr. Haiping Hu. See Note 17.

On June 13, 2023, Sunrise Guizhou entered into a finance lease agreement with Chongqing Xingyu Finance Lease Co., Ltd. to lease graphite anode materials production facilities. The principal of the contract was RMB 29,257,844, approximately $4,008,308, with a nominal interest rate of 5.8%. This finance lease payment was guaranteed by Mr. Haiping Hu and Ms. Fangfei Liu.

On October 26, 2023, Sunrise Guizhou entered into a three-year debt arrangement with SPD Bank to obtain line of credit up to RMB 50,000,000, approximately $6,849,972, for a term from November 17, 2023 to November 17, 2026. The Company pledged its intellectual property and patent for the line of credit. Sunrise Guizhou utilized the line of credit by issuing banker’s acceptance note up to RMB 20,000,000, approximately $2,739,989 from SPD. Pursuant to the banker’s acceptance note contract, the Company was obliged to deposit fifty percent of the note payable amount issued as restricted cash in the designated bank account in SPD Bank. Therefore, the line of credit for issuance of acceptance note was RMB 10,000,000, approximately $1,369,994 . As of December 31, 2023, the banker’s acceptance note was RMB 2,920,000, approximately $411,273 and the deposit for commercial note issuance was RMB 1,460,000, approximately $205,637. Other than the pledge of the Company’s intellectual property and patents, the unsecured amount of banker’s acceptance note, which was RMB 1,460,000 was also guaranteed by Mr. Haiping Hu.

On March 8, 2024, Sunrise Guizhou obtained bank loan of RMB 100,000,000, approximately $13,699,944 from CCB Qianxinan Branch with an interest rate of 9.504% for a term from March 8, 2024 to March 8, 2026; On June 28, 2024, Sunrise Guizhou obtained bank loan of RMB 100,000,000, approximately $$13,699,944, from CCB Qianxinan Branch for a term from June 28, 2024 to June 28, 2026. These loans were guaranteed by Mr. Haiping Hu. See Note 17.

On April 26, 2024, the Company obtained a loan for RMB 900,000 (approximately $123,299) from WeBank with an interest rate of 9.504% for a term from April 26, 2024 to April 26, 2026. This credit loan was guaranteed by Ms. Huiyu Du, the former legal representative of Sunrise Guizhou. See Note 17.

On June 19, 2024, GIOP BJ entered into a line of credit facility agreement with Industrial Bank to obtain revolving fund up to RMB 7,000,000, approximately $958,996. On July 23, 2024, GIOP BJ obtained a loan for RMB 7,000,000 with an interest rate of one-year loan prime rate plus 0.05% for a term from August 29, 2024 to August 28, 2025. This loan was guaranteed by Mr. Haiping Hu and Ms. Fangfei Liu. See Note 17.

On July 31, 2024, Sunrise Guizhou entered into a banker’s acceptance note contract with Everbright Bank for issuing banker’s acceptance note to the suppliers of Sunrise Guizhou. Pursuant to the contract, the Company was obliged to deposit fifty percent of the note payable amount issued as restricted cash in the designated bank account in Everbright Bank. As of December 31, 2024 and 2023, the deposit for note issuance was $6,853,541 and $nil, respectively. Pursuant to the contract, Mr. Haiping Hu and Ms. Fangfei Liu were the guarantor of the unsecured commercial notes for $6,853,541 as of December 31, 2024.

NOTE 20 – REDEEMABLE NON-CONTROLLING INTERESTS

On June 13, 2022, Guizhou Province New Kinetic Industry Development Fund Partnership (“New Kinetic Partnership”) subscribed 22.8395% of the preferred shares of Sunrise Guizhou, at total cash consideration of RMB 200,000,000, approximately $29,467,667.

In addition to the preferential rights in dividend and liquidation, the New Kinetic Partnership has a right to require Sunrise Guizhou and its shareholders to redeem New Kinetic Partnership’s shares, at any time and from time to time on or after the date of the earliest to occurrence of the certain events, including but not limited to: (i) Sunrise Guizhou fails to complete a qualified initial public offering (“IPO”) thirty-six months post-closing; (ii) Sunrise Guizhou fails to complete the profit commitment for consecutive two years; (iii) Sunrise Guizhou’s conviction of breaches or violation of criminal laws and/or applicable regulations which may have a material adverse effect on the Company’s business; (iv) the occurrence of the change of business of Sunrise Guizhou; (v) the net assets of Sunrise Guizhou is less than the net assets as of the date of the investment; (vi) the account receivable of Sunrise Guizhou exceeds RMB 200,000,000 and the aging of the account receivable is over five months; and (vii) Sunrise Guizhou fails to complete manufacturing infrastructure construction by December 31, 2023.

The redemption value on the investment by the New Kinetic Partnership is higher of (i) 100% of the investment amount plus the aggregated amount of 65% of the profit commitment attributable to New Kinetic Partnership for the following six years post-closing multiplied by the days elapsed divided by (6*365).

On June 18, 2024, the New Kinetic Partnership amended the terms of the investment agreement to waive their preferential rights in dividend and liquidation, and remove the redemption events related to completion of an IPO and meeting performance commitment. In addition, the Company, including Zhuhai Zibo, the controlling shareholder of Sunrise Guizhou, is excluded from the redemption obligor and certain shareholders of Sunrise Guizhou become the sole obligor of the redemption. As a result of the amendments, the Company reclassified the equity interest held by New Kinect Partnership from mezzanine equity to non-controlling interests.

The movement of redeemable non-controlling interests was as follows:

	For the years ended December 31,
	2024	2023	2022
Balance at beginning of the year	$34,543,186	$31,228,329	$-
Contribution from redeemable non-controlling interests	-	-	29,467,667
Accretion to redemption value of redeemable non-controlling interests	1,792,027	3,920,454	2,600,738
Reclassification of the redeemable non-controlling interests to permanent equity	(35,527,113)
Foreign exchange effect	(808,100)	(605,597)	(840,076)
Balance at end of the year	$-	$34,543,186	$31,228,329

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

On April 2, 2020, the shareholders of the Company unanimously authorize a one-for-0.88 reverse stock split of the Company’s outstanding and issued ordinary shares (the “First Reverse Stock Split”), which became effective on April 3, 2020. Any fractional ordinary share that would have otherwise resulted from the First Reverse Stock Split were rounded up to the nearest full share. The First Reverse Stock Split did not change the par value of the ordinary shares and had no effect on the number of authorized ordinary shares of the Company. As a result of the First Reverse Stock Split, 28,000,000 ordinary shares that were issued and outstanding at April 3, 2020 were reduced to 24,640,000 ordinary shares (taking into account the rounding of fractional shares).

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

The Company believes that the re-designation should be accounted for on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares data for all periods presented. As a result, there were 20,419,678 and 19,574,078 Class A ordinary shares issued and outstanding and 6,567,272 and 6,567,272 Class B ordinary shares issued and outstanding as of December 31, 2024 and 2023, respectively.

Share consolidation

On September 16, 2024, the extraordinary general meeting of shareholders of the Company was held. At the extraordinary general meeting, the shareholders adopted an ordinary resolution on consolidation of every ten (10) Class A and Class B ordinary shares with a par value of US$0.0001 each into one (1) Class A and Class B ordinary share with a par value of US$0.001 each. The share consolidation is conditional upon the approval of the Board of Directors of the Company in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”). The Effective Date must be a date within twelve months following the date of this ordinary resolution. The share consolidation is not yet effective as of the date of the Company’s consolidated financial statements.

2024 subscription agreement and subscription receivable

On October 18, 2024, the Company entered into a subscription agreement with Chong Ee Chang, a Malaysian citizen. Pursuant to the subscription agreement, Chong Ee Chang agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to Chong Ee Chang an aggregate of 103,300 Class A ordinary shares of the Company, par value US$0.0001 per share, for an aggregate purchase price of $100,000. The Company received the subscription proceeds on February 25, 2025.

Share-based compensation

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

On February 8, 2024, the 2023 annual general meeting of shareholders of the Company was held. At the Meeting, the shareholders of the Company approved the 2024 Employee Share Incentive Plan. The Company adopted the 2024 Employee Share Incentive Plan for the grant of restricted share units to employees, directors and non-employees to provide incentive for their services. The maximum number of ordinary shares that may be delivered pursuant to compensatory awards granted to the eligible persons under the 2024 Stock Incentive Plan may not exceed 2,613,000 ordinary shares of par value $0.0001 per share. The Company had not granted any compensatory awards under the 2024 Employee Share Incentive Plan to its employees, directors and non-employees as of the date of the consolidated financial statements.

The Company recorded share-based compensation expenses of $972,743, $2,170,801 and $2,729,969 for the years ended December 31, 2024, 2023 and 2022, respectively. The following table sets forth the allocation of share-based compensation expenses:

	For the years ended December 31,
	2024	2023	2022
Cost of revenues	$1,651	$4,617	$8,188
Selling expenses	8,592	19,784	39,301
General and administrative expenses	968,110	2,138,978	2,674,292
Research and development expenses	(5,610)	7,422	8,188
Total	$972,743	$2,170,801	$2,729,969

Restricted share units

On August 26, 2022, the Company granted 3,334,200 restricted share units to its directors and employees under 2022 Stock Incentive Plan. 25% of the restricted share units were immediately vested on August 26, 2022. 75% of the restricted share units will be vested in three years with equal yearly installments after August 26, 2022. The grant date fair value of the restricted share units was $2.00 per share, which was the closing price of the Company’s ordinary share on NASDAQ on August 26, 2022. This grant resulted in a total share-based compensation of $6,668,400 to be recognized ratably over the requisite service period of 3 years.

A summary of the restricted shares units’ activities was as follows:

	Number of restricted share units outstanding	Weighted average grant date fair value	Aggregate intrinsic value
Restricted share units outstanding as of January 1, 2022	-	-	-

Granted	3,334,200	2.00	-

Vested	(833,550)	2.00	-

Restricted share units outstanding as of December 31, 2022	2,500,650	2.00	6,826,775

Vested	(779,800)	2.00

Forfeited	(228,750)	2.00

Restricted share units outstanding as of December 31, 2023	1,492,100	2.00	1,611,468

Vested	(742,300)	2.00

Forfeited	(7,500)	2.00

Restricted share units outstanding as of December 31, 2024	742,300	2.00	640,976

The weighted average grant date fair value of restricted share units granted during the years ended December 31, 2024, 2023 and 2022 were $2.00, $2.00 and $2.00, respectively. The total fair value of restricted share units vested during the years ended December 31, 2024, 2023 and 2022 were $1,484,600, $1,559,600, and $1,667,100 respectively.

The Company recognized compensation expense over the requisite service period for each separately vesting portion of the award as if the award is in substance, multiple awards. The Company recorded share-based compensation expenses relating to restricted share units of $972,743, $2,170,801 and $2,729,969 for the year ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, total unrecognized compensation expenses relating to nonvested shares were $322,386, which is expected to be recognized over a weighted average period of 0.65 years.

Non-controlling interests

Non-controlling interests consist of the following:

	As of December 31,
	2024	2023
GMB (Beijing)	$2,598	$3,187
GMB Culture	(418)	1,491
Sunrise Tech	(216,195)	(13,184)
GMB Consulting	12,695	13,043
Shidong Cloud	37,952	38,463
Sunrise Guxian	(178,849)	(83,832)
Sunrise Chenhui	(74,081)	-
GMB Technology	(192,638)	(189,364)
Sunrise Guizhou	38,167,880	8,373,766
Total	$37,558,944	$8,143,570

Sunrise Guizhou was established by Zhuhai (Zibo) Investment and five other companies in November, 2021. Shidong Cloud was established by GIOP BJ and Beijing Yunqianyi Information Technology Co., Ltd. (“Yunqianyi”) in December 2022. 75% shares of Shidong Cloud were held by GIOP BJ and 25% of shares was held by Yunqianyi.

Sunrise Guxian was established by Zhuhai Guizhou and seven other companies in April, 2022. Sunrise Chenhui was established by Sunrise Tech on March 25, 2024.

For the year ended December 31, 2022, the Company made capital contributions of $52,863 to Shidong Cloud; and the non-controlling shareholders made capital contributions of $78,851 to Shidong Cloud.

For the years ended December 31, 2023 and 2022, the non-controlling shareholders made capital contributions of $3,910,897 and $12,438,125 to Sunrise Guizhou, respectively.

For the year ended December 31, 2024, GMB (Hangzhou) acquired 1.45% non-controlling interests in Sunrise Guizhou from Sunrise Guizhou’s non-controlling shareholders for a consideration of $65,751.

For the year ended December 31, 2024, the Company reclassified the redeemable non-controlling interest of $35,527,113 held by New Kinect Partnership from mezzanine equity to non-controlling interests due to the extinguishment of the preferred shares. See Note 20.

The actual capital contributions made by the Company and the non-controlling shareholders for the years ended December 31, 2024, 2023 and 2022 had no effect on the Company’s percentage of interest in its subsidiaries and VIE’s subsidiaries.

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

As of December 31, 2024 and 2023, the statutory reserves of the Company’s subsidiaries, GIOP BJ, the VIE and VIE’s subsidiaries in the PRC have not reached 50% of their respective registered capital. As of December 31, 2024 and 2023, the balances of the statutory reserves were $2,477,940 and $2,477,940, respectively.

Restricted net assets

The Company’s PRC subsidiaries and the VIE and VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets, equivalent to their statutory reserves and their share capital to the Company in the form of loans, advances, or cash dividends. The payment of dividends by entities organized in China is subject to limitations, procedures, and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. As of December 31, 2024, the statutory reserves and the share capital amounted to $2,477,940 and $2,477,940, respectively.

NOTE 22 – LOSS PER SHARE

On February 8, 2024, the Company adopted dual class ordinary share structure. Pursuant to the Second Amended and Restated Memorandum and Articles of Association of the Company, at any general meeting every Member shall have one (1) vote for every Class A ordinary share and twenty (20) votes for every Class B ordinary share. Each Class B ordinary share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Company or any transfer agent for such shares, into one fully paid and non-assessable Class A ordinary share. Holders of Class A ordinary shares and Class B ordinary shares have the same rights, except for voting rights and conversion rights. Therefore, the two-class method of computing the loss per share is not applicable.

Basic and diluted loss per ordinary share is computed using the weighted average number of ordinary shares outstanding during the year. The Company has determined that the redeemable non-controlling interests are participating securities as the preferred shares participate in retained earnings of Sunrise Guizhou.

The Company treats the entire measurement adjustment to redemption value of the redeemable non-controlling interest under ASC 480-10-S99-3A as being akin to a dividend, which affected in the calculation of loss available to ordinary shareholders of the Company used in the EPS calculation.

	For the years ended December 31,
	2024	2023	2022
Numerator:
Net loss	$(17,981,164)	$(32,920,724)	$(23,124,402)
Less: accretion to redemption value of redeemable non-controlling interests	1,792,027	3,920,454	2,600,738
foreign currency effect on redemption value of redeemable non-controlling interests	(808,100)	(605,597)	(840,076)
net loss attributable to non-controlling interests	(6,204,728)	(8,688,144)	(487,780)
Net loss attributable to ordinary shareholders	$(12,760,363)	$(27,547,437)	$(24,397,284)

Denominator:
Weighted average number of shares outstanding – basic and diluted	26,404,589	25,622,195	24,820,313
Loss per share – basic and diluted	(0.48)	(1.08)	(0.98)

The potentially dilutive securities that were not included in the calculation of dilutive net loss per share in those periods where their inclusion would be anti-dilutive include restricted share units of 184,133, 813,609, and 1,302,476 for the years ended December 31, 2024, 2023 and 2022, respectively.

NOTE 23 – COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of December 31, 2024, the Company was not aware of any material litigations or lawsuits against it.

NOTE 24 – SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The Company adopted this ASU on December 31, 2024  and the adoption of the ASU does not have a material effect on its consolidated financial statements.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing the performance of the Company.

Based on the management’s assessment, the Company determined that it had two operating segments and therefore two reportable segments as defined by ASC 280, which were graphite anode business and knowledge sharing and enterprise business. The Company’s long-lived assets were all located in the PRC and substantially all of the Company’s revenue and expense were derived in the PRC. Therefore, no geographical segments were presented.

The Company’s CODM evaluates performance based on each reporting segment’s revenues and costs of revenues. Revenues, cost of revenues and gross (loss) profits by segment were presented below.

	For the years ended December 31,
	2024	2023	2022
REVENUES, NET
Graphite anode business	$64,365,362	$44,384,004	$37,580,677
Knowledge sharing and enterprise business	632,379	666,401	544,991
Total revenues	64,997,741	45,050,405	38,125,668

COSTS OF REVENUES
Graphite anode business	70,782,649	57,172,626	35,586,544
Knowledge sharing and enterprise business	12,672	281,030	3,889,502
Total cost of revenues	70,795,321	57,453,656	39,476,046

GROSS (LOSS) PROFIT
Graphite anode business	(6,417,287)	(12,788,622)	1,994,133
Knowledge sharing and enterprise business	619,707	385,371	(3,344,511)
Total gross loss	(5,797,580)	(12,403,251)	(1,350,378)

RECONCILIATION OF LOSS (SEGMENT OF GROSS LOSS)
UNALLOCATED AMOUNTS
OPERATING EXPENSES
Selling expenses	899,760	742,167	1,075,980
General and administrative expenses	7,391,664	13,040,038	12,678,873
Research and development expenses	2,507,324	1,193,082	1,053,882
Impairment of intangible assets	-	3,151,467	2,650,020
Total operating expenses	10,798,748	18,126,754	17,458,755

LOSS FROM OPERATIONS	(16,596,328)	(30,530,005)	(18,809,133)

OTHER (EXPENSES) INCOME
Investment income (losses)	198,176	(1,170,974)	(3,566,561)
Interest expense, net	(2,018,680)	(2,162,109)	(27,128)
Other income, net	441,231	942,138	87,390
Total other expenses	(1,379,273)	(2,390,945)	(3,506,299)

LOSS BEFORE INCOME TAXES	$(17,975,601)	$(32,920,950)	$(22,315,432)

NOTE 25 – SUBSEQUENT EVENTS

On January 9, 2025, Sunrise Guizhou obtained bank loan of RMB 300,000,000, approximately $41,099,831 from CCB Qianxinan Branch with an interest rate of loan prime rate plus 0.7% for a term from January 9, 2025 to January 9, 2039. The loan was for the infrastructure construction of an additional 50,000-ton manufacturing capacity of Sunrise Guizhou. This loan was guaranteed by Mr. Haiping Hu, Zhuhai Zibo and Zhuhai Investment.

On December 31, 2024, the shareholders of Sunrise Guizhou entered into a capital increase agreement with Xinyang Partnership, pursuant to which, Xinyang Partnership agreed to subscribe to 10% of the equity shares of Sunrise Guizhou for a total cash consideration of RMB 200,000,000, approximately $27,399,888. The payment is to be made in four installments, contingent upon the fulfillment of certain prerequisite conditions for the capital increase, as determined by Xinyang Partnership. On January 17, 2025, Sunrise Guizhou received the first installment of the subscription proceeds of RMB 50,000,000, approximately $6,826,032.

On March 1, 2025, the Board of Directors of the Company approved the 2025 Employee Share Incentive Plan, in which certain restricted share units or share option would be granted to the Company’s directors, employees and consultants to provide incentive for their services. The maximum number of ordinary shares that may be delivered pursuant to compensatory awards granted to the eligible persons under the 2025 Stock Incentive Plan may not exceed 4,000,000 ordinary shares of par value $0.0001 per share. 2025 Employee Share Incentive Plan is subject to shareholders’ approval by an ordinary resolution at the annual general meeting.

On March 31, 2025, Sunrise Guizhou obtained bank loan of RMB 29,000,000, approximately $3,972,984 from Everbright Bank with an interest rate of 4.0% for a term from March 31, 2025 to March 30, 2026. The loan was for the expenditure on raw material and electricity. This loan was guaranteed by Mr. Haiping Hu and Ms. Fangfei Liu. Sunrise Guizhou pledged its account receivable from a customer for the loan. In addition, Sunrise Tech pledged its land use right for Sunrise Guizhou.

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that the audited consolidated financial statements were available to be issued, and determined that that no subsequent events have occurred that would require recognition or disclosure in these financial statements, except as disclosed in this Note 25 or elsewhere in the notes to the consolidated financial statements.

SCHEDULE – UNAUDITED CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X require the condensed financial information of the parent company to be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries and the VIE and its subsidiaries exceeded 25% of the consolidated net assets of the Company, therefore, the condensed financial information for the parent company are included herein.

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

The unaudited condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and the VIE and its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries and VIE” or “Equity loss in subsidiaries and VIE” and the respective loss as “Equity in loss of subsidiaries and VIE” on the condensed statements of operations and comprehensive loss.

This schedule contains supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of December 31, 2024 and 2023, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

SUNRISE NEW ENERGY CO., LTD.

PARENT COMPANY BALANCE SHEETS

	As of December 31,
	2024	2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$39	$347,731
Due from related parties	155,872	105,872
Prepaid expenses and other current assets	2,091,888	2,577,085
TOTAL CURRENT ASSETS	2,247,799	3,030,688

NON-CURRENT ASSETS
Investment in subsidiaries and VIE	-	6,710,750
TOTAL NON-CURRENT ASSETS	-	6,710,750

TOTAL ASSETS	2,247,799	9,741,438

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Amounts due to related companies	5,858	-
Accrued expenses and other current liabilities	51,518	31,824
TOTAL CURRENT LIABILITIES	57,376	31,824

NON-CURRENT LIABILITIES
Equity loss in subsidiaries and VIE	3,284,501	-
TOTAL NON-CURRENT LIABILITIES	3,284,501	-

TOTAL LIABILITES	3,341,877	31,824

(DEFICIT) EQUITY
Class A ordinary shares* (3,500,000,000 shares authorized; $0.0001 par value, 20,419,678 and 19,574,078 shares issued and outstanding as of December 31, 2024 and 2023, respectively)	2,041	1,957
Class B ordinary shares* (1,500,000,000 shares authorized; $0.0001 par value, 6,567,272 shares issued and outstanding as of December 31, 2024 and 2023)	657	657
Subscription receivable	(100,000)	-
Additional paid-in capital	37,915,085	36,842,425
Statutory reserves	2,477,940	2,477,940
Accumulated deficits	(41,389,801)	(29,613,365)
TOTAL (DEFICIT) EQUITY	(1,094,078)	9,709,614

TOTAL LIABILITIES AND (DEFICIT) EQUITY	$2,247,799	$9,741,438

*	Retrospectively restated for effect of share re-designation on April 8, 2024 (see Note 21).

SUNRISE NEW ENERGY CO., LTD.

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended December 31,
	2024	2023	2022
REVENUES, NET	$-	$-	$-

COSTS OF REVENUES	1,652	184,617	8,188

GROSS LOSS	(1,652)	(184,617)	(8,188)

OPERATING EXPENSES	1,774,494	6,339,405	3,578,664

LOSS FROM OPERATIONS	(1,776,146)	(6,524,022)	(3,586,852)

OTHER EXPENSES	(5,039)	(87,468)	(2,403,412)

LOSS BEFORE EQUITY LOSS IN SUBSIDIARIES AND VIE	(1,781,185)	(6,611,490)	(5,990,264)

Equity loss in subsidiaries and VIE	(9,995,251)	(17,621,090)	(16,646,358)

NET LOSS ATTRIBUTABLE TO SUNRISE NEW ENERGY CO., LTD. ORDINARY SHAREHOLDERS	(11,776,436)	(24,232,580)	(22,636,622)
Foreign currency translation adjustment	-	-	-
COMPREHENSIVE LOSS ATTRIBUTABLE TO SUNRISE NEW ENERGY CO., LTD. ORDINARY SHAREHOLDERS	$(11,776,436)	$(24,232,580)	$(22,636,622)

SUNRISE NEW ENERGY CO., LTD.

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2024	2023	2022
Net cash used in operating activities	$(1,269,634)	$(1,516,279)	$(808,226)

Net cash provided by investing activities	1,071,942	878,000	-

Net cash (used in) provided by financing activities	(150,000)	-	310,000

Decrease in cash and cash equivalents	(347,692)	(638,279)	(498,226)

Cash, cash equivalents and restricted cash, beginning of year	347,731	986,010	1,484,236
Cash, cash equivalents and restricted cash, end of year	$39	$347,731	$986,010

Cash, cash equivalents and restricted cash, end of year	$39	$347,731	$986,010
Less: restricted cash	-	-	700,094
Cash and cash equivalents, end of year	$39	$347,731	$285,916