Form 20-F
period 2025-12-31
E-Power Inc.
filed 2026-05-15
CIK 1780731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from _________ to _____________.

Commission file number: 001-40008

E-Power Inc.
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

An aggregate of 32,161,978 Class A ordinary shares and 6,567,272 Class B ordinary shares, par value $0.0001 per share, were outstanding as of December 31, 2025.

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

INTRODUCTION

We are a holding company incorporated in the Cayman Islands with no material operations of our own. We are not a Chinese operating company. Investors of our Class A Ordinary Shares do not own any equity interests in the VIE, but instead own shares of a Cayman Islands holding company. Unless otherwise stated, as used in this annual report and in the context of describing our operations and consolidated financial information, “we,” “us,” “Company,” “E-Power Inc.”, or “our,” refers to E-Power Inc., a Cayman Islands holding company (formerly known as Sunrise New Energy Co., Ltd.), and “VIE” refers to the variable interest entity (“VIE”), Global Mentor Board (Zibo) Information Technology Co., Ltd., or SDH.

Unless the context otherwise requires, in this annual report on Form 20-F, references to:

●	“Affiliated Entities” are to E-Power Inc.’s subsidiaries, and the VIE and its subsidiaries;

●	“Alchemistica” are to Alchemistica Inc, a company organized under the laws of the State of Delaware and 71% of its equity interest is owned by E-Power Inc.;

●	“APP” are to our mobile application, “Shidonghui APP;”

●	“China” or the “PRC” are to the People’s Republic of China;

●	“Class A Ordinary Shares” or “Class A ordinary shares” are to Class A ordinary shares in the capital of the Company, par value $0.0001 per share;

●	“Class B Ordinary Shares” or “Class B ordinary shares” are to Class B ordinary shares in the capital of the Company, par value $0.0001 per share;

●	“GIOP BJ” or “WFOE” are to Beijing Mentor Board Union Information Technology Co, Ltd., a limited liability company organized under the laws of the PRC, Zhuhai Zibo’s wholly owned subsidiary;

●	“GMB HK” are to “Global Mentor Board Information Technology Limited”, E-Power Inc.’s wholly-owned-subsidiary, a Hong Kong corporation.

●	“GMB (Hangzhou)” are to Global Mentor Board (Hangzhou) Technology Co., Ltd., a limited liability company organized under the laws of the PRC, the VIE’s wholly owned subsidiary;

●	“GMB (Beijing)” are to Shidong (Beijing) Information Technology Co., Ltd., a limited liability company organized under the laws of the PRC and 51% of its equity interest is owned by the VIE;

●	“GMB Culture” are to Shanghai Voice of Seedling Cultural Media Co., Ltd., a limited liability company organized under the laws of the PRC and 51% of its equity interest is owned by the VIE;

●	“GMB Consulting” are to Global Mentor Board (Shanghai) Enterprise Management Consulting Co. Ltd., a limited liability company organized under the laws of the PRC and 51% of its equity interest is owned by the VIE;

●

“GMB Technology” are to Mentor Board Voice of Seeding (Shanghai) Cultural Technology Co., Ltd., a limited liability company organized under the laws of the PRC and 51% of its equity interest is owned by the VIE.

●	“GMB Health” are to Beijing Mentor Board Health Technology Co., Ltd., a limited liability company organized under the laws of the PRC and 51% of its equity interest is owned by the VIE.

●	“Guizhou Yuanneng” are to Guizhou Yuanneng Zhihui Enterprise Management Partnership Enterprise (Limited Partnership), a limited partnership organized under the laws of the PRC and 94% of its equity interest is owned by the VIE.

●	“HK subsidiaries” are to GMB HK and SDH New Energy;

●	“Innovation Research” are to Guizhou Sunrise Technology Innovation Research Co., Ltd., a limited liability company organized under the laws of the PRC and 39.35% of its equity interest is owned by E-Power Inc.

●	“PRC subsidiaries” are to GIOP BJ, Zhuhai Zibo, Zhuhai Guizhou and their respective subsidiaries.

●	“shares,” “Shares,” or “Ordinary Shares” are, collectively, to the Class A Ordinary Shares and Class B Ordinary Shares;

●	“SDH” or “the VIE” are to Global Mentor Board (Zibo) Information Technology Co., Ltd, formerly known as Global Mentor Board (Beijing) Information Technology Co., Ltd., a limited liability company organized under the laws of the PRC;

●	“SDH Cloud” are to Global Mentor Cloud (Beijing) Education Technology Co., Ltd.; 75% of the shares of SDH Cloud are held by GIOP BJ and the remaining 25% shares are held by Beijing Yunqianyi Information Technology Co., Ltd.

●	“SDH New Energy” are to SDH (HK) New Energy Tech Co., Limited, E-Power Inc.’s wholly-owned-subsidiary, a Hong Kong corporation.

●	“Shidong Yike” are to Shidong Yike (Beijing) Technology Co., Ltd., a limited liability company organized under the laws of the PRC and 51% of its equity interest is owned by the VIE.

●	“Sunrise Anhui” are to Sunrise Anhui New Energy Materials Co., Ltd., a limited liability company organized under the laws of the PRC and 39.35% of its equity interest is owned by E-Power Inc.

●	“Sunrise Guizhou” are to Sunrise (Guizhou) New Energy Material Co., Ltd, a limited liability company organized under the laws of the PRC and 39.3519% of its equity interest is owned by E-Power Inc.;

●	“Sunrise Guxian” are to Sunrise (Guxian) New Energy Materials Co., Ltd., a limited liability company organized under the laws of the PRC and 20.07% of its equity interest is owned by E-Power Inc.;

●	“Sunrise Tech” are to Guizhou Sunrise Technology Co., Ltd., a limited liability company organized under the laws of the PRC and 39.35% of its equity interest is owned by E-Power Inc.;

●	“Sunrise Yitan” are to Shenzhen Sunrise Yitan New Energy Technology Co., Ltd., a limited liability company organized under the laws of the PRC and 25.58% of its equity interest is owned by E-Power Inc.

●	“Sunrise Suiyuan” are to Shenzhen Sunrise Suiyuan New Materials Technology Co., Ltd., a limited liability company organized under the laws of the PRC and 25.58% of its equity interest is owned by E-Power Inc.

●	“Sunrise Chenhui” are to Guizhou Chenhui Trading Co., Ltd, a limited liability company organized under the laws of the PRC and 39.35% of its equity interest is owned by E-Power Inc.

●	“U.S.” are to the United States;

●	“VIE” are to variable interest entity;

●	“Zhuhai Zibo” are to Zhuhai (Zibo) Investment Co., Ltd., a limited liability company organized under the laws of the PRC, SDH New Energy’s wholly owned subsidiary;

●	“Zhuhai Guizhou” are to Zhuhai (Guizhou) New Energy Investment Co., Ltd., a limited liability company organized under the laws of the PRC, SDH New Energy’s wholly owned subsidiary;

●	“Zibo Shidong” are to Zibo Shidong Digital Technology Service Co., Ltd., a limited liability company organized under the laws of the PRC, the VIE’s wholly owned subsidiary;

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made as follows:

	December 31, 2023		December 31, 2024		December 31, 2025
	Period-end spot rate	Average rate	Period-end spot rate	Average rate	Period-end spot rate	Average rate
US$ against Renminbi	US$1=RMB 7.0999	US$1=RMB 7.0809	US$1=RMB 7.2993	US$1=RMB 7.1957	US$1=RMB 6.9931	US$1=RMB 7.1875

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

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

We are a Cayman Islands holding company conducting a substantial portion of our operations in China through our PRC operating entities. Unless otherwise stated, as used in this annual report, the terms “we,” “us,” “our,” “E-Power Inc.,” “our Company,” and the “Company” refer to E-Power Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (formerly known as Sunrise New Energy Co., Ltd.); and “SDH” or “the VIE” are to Global Mentor Board (Zibo) Information Technology Co., Ltd., a limited liability company organized under the laws of the PRC.

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

As of December 31, 2025, 2024 and 2023, the VIE accounted for an aggregate of 6.30%, 4.05% and 5.48%, respectively, of our consolidated total assets, 3.76%, 7.14% and 6.54%, respectively, of our consolidated total liabilities, and 0.61%, 1.05% and 1.46%, respectively, of our consolidated total net revenues. See our consolidated financial statements and the related notes in this annual report.·

We are subject to legal and operational risks associated with being based in the PRC, which could result in a material change in our PRC operating entities and the VIE’s operations and/or the value of the securities we are registering for sale, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. PRC laws and regulations governing our current business operations are sometimes vague and uncertain. In recent years, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in the PRC with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies. As of the date of this annual report, we, our PRC subsidiaries, or the VIE and its subsidiaries have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction.

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

Furthermore, on February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of relevant applications or its completion of subsequent offerings. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, or the CSRC Notice, which, among others, clarifies that PRC domestic companies that have already been listed overseas before the effective date of the Trial Measures, which is March 31, 2023, shall be deemed to be “Existing Issuers”, and Existing Issuers are not required to complete the filing procedures with the CSRC immediately, and they shall be required to file with the CSRC for any subsequent offerings. We are an Existing Issuer, based on the foregoing, we made the requisite filing with the CSRC on November 7, 2024 as required for our subsequent offering completed on November 5, 2024. We are not aware of any other PRC laws or regulations currently in effect requiring that we obtain permission from any PRC government authority for our continued listing on the Nasdaq. However, since these statements and regulatory actions are newly published, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries and the VIE, our ability to accept foreign investments, and our listing on an U.S. exchange. See “Risk Factors—Risks Relating to Doing Business in the PRC—The Trial Measures and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.”

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

The Company’s management is directly supervising cash management. Our finance department is responsible for establishing the cash management policies and procedures among our subsidiaries and departments and our PRC subsidiaries, or the VIE and its subsidiaries. Each subsidiary, department, or PRC operating entity initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to designated management members of the Company, based on the amount and the use of cash requested. The designated management member examines and approves the allocation of cash based on the sources of cash and the priorities of the needs, and submit it to the cashier specialists of our finance department for a second review. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred. Prior to the completion of our initial public offering in February 2021, the sources of funding of the Company, its subsidiaries and the VIE primarily consisted of capital injections by shareholders and cash generated from operations. For the last three fiscal years, cash transfers and transfers of other assets among E-Power Inc., its subsidiaries, and fiscal year ended December 31, 2025, Zibo Shidong provided an interest-free loan of $427,687 to GIOP BJ; Sunrise Guizhou repaid a loan of $139,130 to Zibo Shidong, bearing interest at 4%; Sunrise Chenhui provided an interest-free loan of $278,261 to Zibo Shidong; Sunrise Guizhou repaid a loan of $166,957 to GMB Hangzhou, bearing interest at 4%; Zibo Shidong paid $42,002 on behalf of the Company for legal fees; Alchemistica paid $175,426 on behalf of the Company for professional fees and the Company repaid Alchemistica $100,000. (ii) For the fiscal year ended December 31, 2024, the Company provided interest-free loans in the aggregate principal amount of $516,661 to GMB HK and an interest-free loan of $1,300,000 to the VIE’s subsidiary, Zibo Shidong; the VIE provided interest-free loans in the aggregate principal amount of $77,268 to GIOP BJ; Zibo Shidong provided interest-free loans in the aggregate principal amount of $150,880 to GIOP BJ; Sunrise Guizhou provided loans in the aggregate principal amount of $166,766 with a 4% interest rate to GMB Hangzhou and a loan of $347,430 with a 4% interest rate to Zibo Shidong. (iii) For the fiscal year ended December 31, 2023, the Company provided interest-free loans in the aggregate principal amount of $400,000 to Zibo Shidong, and received interest-free loans in the aggregate principal amount of $150,000 from the Company’s subsidiary, GMB HK. To the extent cash in the business is in the PRC, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our Company, our subsidiaries, or the VIE by the PRC government to transfer cash. See “Risk Factors—Risks Relating to Our Corporate Structure—To the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our Company, our subsidiaries, or the VIE by the PRC government to transfer cash.”

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

Selected Condensed Consolidating Financial Schedule

As a holding company with no material operations of our own, we conduct our operations through Sunrise Guizhou, the VIE and its subsidiaries in the PRC. Our subsidiaries and the VIE and its subsidiaries as of the date of this annual report are described below:

Name	Date of incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities
Subsidiaries
Global Mentor Board Information Technology Limited (“GMB HK”)	March 22, 2019	HK	100% by the Company	Holding company
Alchemistica Inc. (“Alchemistica”)	August 5, 2025	U.S.	71% by the Company	Business development on lithium battery materials
Beijing Mentor Board Union Information Technology Co, Ltd. (“GIOP BJ”)	June 3, 2019	PRC	100% by the Company	Holding company
Shidong Cloud (Beijing) Education Technology Co., Ltd (“Shidong Cloud”)	December 22, 2021	PRC	75% by the Company	Educational consulting
SDH (HK) New Energy Tech Co., Ltd. (“SDH New Energy”)	October 8, 2021	HK	100% by the Company	Holding company
Zhuhai (Zibo) Investment Co., Ltd. (“Zhuhai Zibo”)	October 15, 2021	PRC	100% by the Company	New energy investment
Zhuhai (Guizhou) New Energy Investment Co., Ltd. (“Zhuhai Guizhou”)	November 23, 2021	PRC	100% by the Company	New energy investment
Sunrise (Guizhou) New Energy Materials Co., Ltd. (“Sunrise Guizhou”)	November 8, 2021	PRC	39.35% by the Company	Manufacture of lithium battery materials
Guizhou Sunrise Technology Co., Ltd. (“Sunrise Tech”)	September 1, 2011, acquired through an asset acquisition on July 7, 2022	PRC	39.35% by the Company	Manufacture of lithium battery materials
Sunrise (Guxian) New Energy Materials Co., Ltd. (“Sunrise Guxian”)	April 26, 2022	PRC	20.07% by the Company	Manufacture of lithium battery materials
Guizhou Sunrise Technology Innovation Research Co., Ltd. (“Innovation Research”)	December 13, 2022	PRC	39.35% by the Company	Research and development
Shenzhen Sunrise Yitan New Energy Technology Co., Ltd. (“Sunrise Yitan”)	June 24, 2024	PRC	25.58% by the Company	Research and development of Sodium-ion battery
Shenzhen Sunrise Suiyuan New Materials Technology Co., Ltd. (“Sunrise Suiyuan”)	June 24, 2024	PRC	25.58% by the Company	Research and development of silicon carbon battery
Guizhou Chenhui Trading Co., Ltd. (“Sunrise Chenhui”)	March 25, 2024	PRC	39.35% by the Company	Sales of lithium battery materials
Sunrise Anhui New Energy Materials Co., Ltd. (Sunrise Anhui )	January 21, 2025	PRC	39.35% by the Company	Production of lithium battery materials
Variable Interest Entity (“VIE”) and subsidiaries of VIE
Global Mentor Board (Zibo) Information Technology Co., Ltd. (“SDH” or “VIE”)	December 5, 2014	PRC	N/A	Knowledge sharing and enterprise service platform provider
Global Mentor Board (Hangzhou) Technology Co., Ltd. (“GMB (Hangzhou)”)	November 1, 2017	PRC	100% by the VIE	Consulting, training and tailored services provider
Global Mentor Board (Shanghai) Enterprise Management Consulting Co., Ltd. (“GMB Consulting”)	June 30, 2017	PRC	51% by the VIE	Consulting services provider
Shanghai Voice of Seedling Cultural Media Co., Ltd. (“GMB Culture”)	June 22, 2017	PRC	51% by the VIE	Cultural and artistic exchanges and planning, conference services provider
Shidong (Beijing) Information Technology Co., LTD. (“GMB (Beijing)”)	June 19, 2018	PRC	51% by the VIE	Information technology services provider
Mentor Board Voice of Seeding (Shanghai) Cultural Technology Co., Ltd. (“GMB Technology”)	August 29, 2018	PRC	30.6% by the VIE	Technical services provider
Shidong Zibo Digital Technology Co., Ltd. (“Zibo Shidong”)	October 16, 2020	PRC	100% by the VIE	Technical services provider
Beijing Mentor Board Health Technology Co., Ltd (“GMB Health”)	January 7, 2022	PRC	100% by the VIE	Health services
Shidong Yike (Beijing) Technology Co., Ltd. (“Shidong Yike”)	July 16, 2021	PRC	100% by the VIE	Health services
Guizhou Yuanneng Zhihui Enterprise Management Partnership Enterprise (Limited Partnership) (“Guizhou Yuanneng”)	April 1, 2024	PRC	94% by the VIE	Holding company

The following tables present selected condensed consolidating financial data of E-Power Inc. and its subsidiaries and the VIE and its subsidiaries for the fiscal years ended December 31, 2025, 2024, and 2023 and balance sheet data as of December 31, 2025, 2024, and 2023.

SELECTED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS DATA

	Year ended December 31, 2025
	Parent	Subsidiaries	VIE and VIE’s subsidiaries	Inter- company elimination	Group consolidated
	(US$)
Revenues, net	-	53,588,439	9,358,263	(16,530,570)	46,416,132
Total cost and operating expenses	1,273,505	68,660,177	9,040,508	(16,530,570)	62,443,620
(Loss) Profit from operations	(1,273,505)	(15,071,737)	317,754	-	(16,027,488)
(Loss) Profit before income taxes	(7,809,895)	(19,273,462)	423,589	-	(26,659,768)
Net (loss) income	(7,809,895)	(19,273,075)	423,589	-	(26,659,381)

	Year ended December 31, 2024
	Parent	Subsidiaries	VIE and VIE’s subsidiaries	Inter- company elimination	Group consolidated
	(US$)
Revenues, net	-	71,276,389	2,899,946	(9,178,594)	64,997,741
Total cost and operating expenses	1,776,146	86,746,148	2,250,369	(9,178,594)	81,594,069
(Loss) Profit from operations	(1,776,146)	(15,469,759)	649,577	-	(16,596,328)
(Loss) Profit before income taxes	(1,778,111)	(17,052,619)	855,129	-	(17,975,601)
Net (loss) income	(1,778,111)	(17,057,370)	854,317	-	(17,981,164)

	Year ended December 31, 2023
	Parent	Subsidiaries	VIE and VIE’s subsidiaries	Inter- company elimination	Group consolidated
	(US$)
Revenues, net	-	44,394,292	656,113	-	45,050,405
Total cost and operating expenses	6,524,022	65,728,723	3,327,665	-	75,580,410
Loss from operations	(6,524,022)	(21,334,431)	(2,671,552)	-	(30,530,005)
Loss before income taxes	(6,611,490)	(22,612,303)	(3,697,157)	-	(32,920,950)
Net loss	(6,611,490)	(22,612,303)	(3,696,931)	-	(32,920,724)

SELECTED CONDENSED CONSOLIDATING BALANCE SHEET DATA

	As of December 31, 2025
	Parent	Subsidiaries	VIE and VIE’s subsidiaries	Inter- company elimination	Group consolidated
	(US$)
Total current assets	8,953,999	89,876,704	18,481,304	(45,068,778)	72,243,229
Total non-current assets	14,939,000	79,531,416	4,730,433	(15,007,629)	84,193,220
Total assets	23,892,999	169,408,120	23,211,737	(60,076,407)	156,436,449
Total current liabilities	371,987	133,490,256	11,871,961	(45,068,778)	100,665,426
Total non-current liabilities	-	39,878,853	-	-	39,878,853
Total liabilities	371,987	173,369,109	11,871,961	(45,068,778)	140,544,279

	As of December 31, 2024
	Parent	Subsidiaries	VIE and VIE’s subsidiaries	Inter- company elimination	Group consolidated
	(US$)
Total current assets	2,442,761	66,149,892	14,823,298	(20,405,078)	63,010,873
Total non-current assets	14,540,000	75,540,659	4,537,251	(14,605,751)	80,012,159
Total assets	16,982,761	141,690,551	19,360,549	(35,010,829)	143,023,032
Total current liabilities	252,338	93,511,037	13,398,312	(20,405,078)	86,756,609
Total non-current liabilities	-	28,971,750	-	-	28,971,750
Total liabilities	252,338	122,482,787	13,398,312	(20,405,078)	115,728,359

	As of December 31, 2023
	Parent	Subsidiaries	VIE and VIE’s subsidiaries	Inter- company elimination	Group consolidated
	(US$)
Total current assets	3,030,688	30,874,514	7,673,555	(5,762,862)	35,815,895
Total non-current assets	14,540,000	80,084,256	4,604,379	(14,540,000)	84,688,635
Total assets	17,570,688	110,958,770	12,277,934	(20,302,862)	120,504,530
Total current liabilities	31,823	64,306,203	4,913,254	(5,762,862)	63,488,418
Total non-current liabilities	-	11,684,348	-	-	11,684,348
Total liabilities	31,823	75,990,551	4,913,254	(5,762,862)	75,172,766

SELECTED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS DATA

	Year ended December 31, 2025
	Parent	Subsidiaries	VIE and VIE’s subsidiaries	Inter- company elimination	Group consolidated
	(US$)
Net cash (used in) provided by operating activities	(773,372)	(24,868,890)	481,678	-	(25,160,584)
Net cash used in investing activities	(399,000)	(10,311,033)	(980,477)	469,426	(11,221,084)
Net cash provided by financing activities	7,743,162	46,922,201	264,348	(469,426)	54,460,285

	Year ended December 31, 2024
	Parent	Subsidiaries	VIE and VIE’s subsidiaries	Inter- company elimination	Group consolidated
	(US$)
Net cash used in operating activities	(1,269,634)	(2,574,103)	(1,508,420)	-	(5,352,157)
Net cash provided by (used in) investing activities	1,071,942	(2,293,647)	423,298	1,430,868	632,461
Net cash (used in) provided by financing activities	(150,000)	11,251,341	961,196	(1,430,868)	10,631,669

	Year ended December 31, 2023
	Parent	Subsidiaries	VIE and VIE’s subsidiaries	Inter- company elimination	Group consolidated
	(US$)
Net cash (used in) provided by operating activities	(1,516,279)	(5,592,986)	(423,730)	250,000	(7,282,995)
Net cash provided by (used in) investing activities	878,000	(7,881,035)	-	-	(7,003,035)
Net cash provided by (used in) financing activities	-	13,529,267	400,000	(250,000)	13,679,267

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

●	Our dual class share structure with different voting rights may adversely affect the value and liquidity of the Class A Ordinary Shares.

●	The dual class structure of our ordinary shares has the effect of concentrating voting control with our Chairman, and his interest may not be aligned with the interests of our other shareholders.

Risks Related to Doing Business in China

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and, and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

●	Recent greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our securities.

●	The Trial Measures and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.

●	A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

●	Because our business is dependent upon government policies that encourage a market-based economy, change in the political or economic climate in the PRC may impair our ability to operate profitably, if at all.

●	PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may materially and adversely affect our business and impede our ability to continue our operations.

●	Because our business is conducted in RMB and the price of our Class A Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

●	Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

●	There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries, the VIE and its subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	Government control in currency conversion may adversely affect our financial condition, our ability to remit dividends, and the value of your investment.

●	If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation.

●	The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

●	The Holding Foreign Companies Accountable Act and related regulations all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing on the Nasdaq, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor.

●	Our contractual arrangements with the VIE are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements.

●	The failure to comply with PRC regulations relating to mergers and acquisitions of domestic entities by offshore special purpose vehicles may subject us to severe fines or penalties and create other regulatory uncertainties regarding our corporate structure.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

●	Increases in labor costs in the PRC may adversely affect our business and our profitability.

●	U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Risks Related to Our Class A Ordinary Shares and the Trading Market

Risks and uncertainties related to our Class A Ordinary Shares and the trading market include, but are not limited to, the following:

●	If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States holders of our Class A Ordinary Shares could be subject to adverse United States federal income tax consequences.

●	We have identified several control deficiencies in our internal control over financial reporting. If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

●	We do not intend to pay dividends for the foreseeable future.

●	The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

●	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, which may limit the information publicly available to our investors and afford them less protection than if we were a U.S. issuer.

●

If we cannot satisfy the listing requirements and other rules of Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

●

Nasdaq has proposed a new $5 million minimum market value continued listing requirement that, if approved, could result in immediate suspension and delisting of our Class A Ordinary Shares without any cure period or opportunity to regain compliance.

●	Geopolitical conflicts involving Iran, military actions in the Middle East, and the war in Ukraine may adversely affect global economic conditions and cause significant volatility in the trading price of our Class A Ordinary Shares.

●	Nasdaq has adopted enhanced listing standards and has proposed other related rule changes that expand its discretionary authority, which could adversely affect our ability to maintain our listing on Nasdaq, limit the liquidity of our securities, or result in increased volatility or delisting risk.

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

As discussed in “Note 3” to the consolidated financial statements to this annual report, we have suffered significant losses from operations resulting in a significant decrease in working capital that raises substantial doubt about our ability to continue as a going concern. Our net revenue was $46,416,132, $64,997,741 and $45,050,405 for the years ended December 31, 2025, 2024 and 2023, respectively. Our net loss was $26,659,381, $17,981,164 and $32,920,724 for the year ended December 31, 2025, 2024 and 2023, respectively. The losses during the reporting periods were mainly due to the large capital investment injected by us into the new business venture, Sunrise Guizhou, to enter into the manufacture and sales of lithium-ion power battery anode materials, and the subsequent losses Sunrise Guizhou has incurred due to overcapacity and intense competition in the graphite material industry. Our limited history of operation makes it difficult to evaluate our future prospects.

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

Before we develop certain new products in our graphite anode manufacturing and sales business, we must obtain a variety of approvals from local and municipal governments in the PRC for the operating of our graphite anode manufacturing and sales business. We have obtained the following in relation to our graphite anode manufacturing and sales business: construction permits, fire acceptance record certificate, sewage discharge permit, environmental impact statements, and product quality system certification, including: ISO 14001, ISO 45001, ISO 9001, IATF 16949, ISO 27001 and GB/T29490.   In addition, based on the progress of our relevant construction projects, we will apply for other necessary licenses that are required by relevant PRC rules from time to time. There is no assurance that we will be able to obtain all required licenses, permits, or approvals from government authorities. If we fail to obtain all required licenses, permits or approvals, we may be unable to expand our operations.

The operation of our knowledge sharing platform is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the Ministry of Commerce, or MOFCOM, the Ministry of Industry and Information Technology, or MIIT, the National Radio and Television Administration, or NRTA, and other governmental authorities in charge of the relevant categories of services offered by us. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operations we provide on our APP, including the scope of permissible business activities, licenses and permits for various business activities, and foreign investment.

Our ICP License (the Administrative Measures on Internet Information Services, or the Internet Measures, promulgated by the State Council requires commercial internet content-related services operators to obtain a VATS (“value added telecommunications service”) license for internet content provision business, or the “ICP License”) expired in July 2024. Our new ICP license was approved on May 27, 2025 and is valid until May 27, 2030. See “Regulations— Regulations Related to Online Transmission of Audio-Visual Programs.”

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

We believe our key trademark, “Sunrise” and “晖阳,” for which we have obtained trademark protection, and 41 patents, are critical to our success. Any unauthorized use of our trademarks or other intellectual property rights could harm our competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use are difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially.

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

Sunrise Guizhou’s customers are manufacturers of industrial and consumer energy storage lithium-ion batteries, such as batteries for electric vehicles and electric ships, and smart consumer electronics. For the fiscal year ended December 31, 2025, Sunrise Guizhou had 35 customers. Two customers accounted for more than 10% of Sunrise Guizhou’s total sales, accounting for 52% and 12%, respectively. For the fiscal year ended December 31, 2024, Sunrise Guizhou had 26 customers. One customer accounted for more than 10% of Sunrise Guizhou’s total sales, accounting for 67%. For the fiscal year ended December 31, 2023, Sunrise Guizhou had 23 customers. Three customers accounted for more than 10% of Sunrise Guizhou’s total sales, accounting for 38%, 25%, and 11%, respectively.

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

Our dual class share structure with different voting rights may adversely affect the value and liquidity of the Class A Ordinary Shares.

We cannot predict whether our dual class share structure with different voting rights will result in a lower or more volatile market price of the Class A Ordinary Shares, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. Because of our dual class structure, we will likely be excluded from these indices and other stock indices that take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make the Class A Ordinary Shares less attractive to investors. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our dual class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of the Class A Ordinary Shares could be adversely affected.

The dual class structure of our ordinary shares has the effect of concentrating voting control with our Chairman, and his interest may not be aligned with the interests of our other shareholders.

We have adopted a dual-class voting structure, consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one vote per Class A Ordinary Share, and holders of Class B Ordinary Shares are entitled to twenty votes per Class B Ordinary Share, which may cause the holders of Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. As of the date of this annual report, Haping Hu, our CEO and chairman of the board of directors, beneficially owns 2,540,789, or 7.90%, of our issued Class A Ordinary Shares, and 6,567,272, or 100%, of our issued Class B Ordinary Shares, representing approximately 81.88% of the voting rights in our Company. As a result, until such time as Haiping Hu’s voting power is below 50%, he, as the controlling shareholder, has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. He may take actions that are not in our best interest or in the best interest of other shareholders. These corporate actions may be taken even if they are opposed by other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B Ordinary Shares may also be dilutive to the holders of Class A Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

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

On January 1, 2025, the Regulations on the Network Data Security Administration (the “Security Administration Regulation”) became effective, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC.

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

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of relevant applications or its completion of subsequent offerings. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, or the CSRC Notice, which, among others, clarifies that PRC domestic companies that have already been listed overseas before the effective date of the Trial Measures, which is March 31, 2023, shall be deemed to be Existing Issuers, and Existing Issuers are not required to complete the filing procedures with the CSRC immediately, and they shall be required to file with the CSRC for any subsequent offerings. We are an Existing Issuer, based on the foregoing, and we are not, therefore, required to complete the filing procedures with the CSRC immediately, and shall be required, however, to file with the CSRC for any subsequent offerings.

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

The Trial Measures and the revised Provisions that recently issued by the PRC authorities may subject us to additional compliance requirements in the future, as there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, and we cannot assure you that we will be able to comply with all the new regulatory requirements of the Trial Measures, the revised Provisions, or any future implementing rules on a timely basis, or at all. Any failure by us to fully comply with the new regulatory requirements, including, but not limited to, the failure to complete the filing procedures with the CSRC if required, may significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

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

There have been heightened tensions in international relations, particularly between the United States and China. Recently, the U.S. government has taken steps to reassess its trade policies with several countries, with a primary focus on China. These policies have undergone significant recent changes, including the imposition of escalating tariffs, strategic export controls, and targeted sanctions. However, the future direction of U.S. and global trade policy remains uncertain. It is unclear what additional actions may be taken by the U.S. or other governments regarding international trade agreements, tariffs on imported goods, tax policies related to international commerce, or other trade-related measures. Should new tariffs, legislation, or regulations be introduced—or if existing trade agreements are renegotiated or further retaliatory actions are taken in response to ongoing U.S.-China trade tensions—such developments could materially and adversely affect our business, financial condition, and results of operations.

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

In addition to trade related tensions between China and the United States, the U.S. government escalated tensions between the U.S. and China in recent years by revoking Hong Kong’s special trading status. Also, the Congress of the United States enacted the Uyghur Forced Labor Prevention Act (the “UFLPA”) in December 2021. Effective from June 21, 2022, the UFLPA creates a rebuttable presumption that goods mined, produced, or manufactured (wholly or in part) in China’s Xinjiang Uyghur Autonomous Region are made with forced labor, where goods designated as such will be subject to an import ban into the United States. The President of the United States may also impose sanctions on companies that knowingly engage in, are responsible for, or facilitate forced labor in Xinjiang. As of the date of this prospectus, we do not have any operations in Xinjiang Uyghur Autonomous Region, and our business is not impacted by the UFLPA.

Moreover, recently, the war in Ukraine and sanctions on Russia have increased the uncertainties in the relations between China and the United States, and tensions between these two countries could be heightened as a result. These tensions have affected both diplomatic and economic ties between the two countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. The impacts of the war in Ukraine and sanctions on Russia to our business are very limited, because the PRC subsidiaries and the VIE and its subsidiaries source their raw materials from China, Romania and Indonesia and can seek alternative suppliers to their current suppliers from such sources without undue cost or effort. The prices of main raw materials used in the products were stable in fiscal years ended December 31, 2025 and 2024.  However, the existing tensions and any further deterioration in international relations may have a negative impact on the general, economic, political, and social conditions in China and, given our reliance on the foregoing markets for raw materials, could adversely impact our business, financial condition, and results of operations.

Geopolitical conflicts involving Iran, military actions in the Middle East, and the war in Ukraine may adversely affect global economic conditions and cause significant volatility in the trading price of our Class A Ordinary Shares.

The heightened military conflict involving the United States, Israel, and Iran, which escalated significantly in February 2026, has led to profound instability in global financial and energy markets. These events, including the closure of strategic airspaces and critical maritime routes such as the Strait of Hormuz and the Red Sea, have contributed to a dramatic increase in the price of oil and gas and created widespread market uncertainty. The ongoing disruptions caused by these military actions, and the potential for further escalation, could result in protracted and severe damage to the global economy and investment climate.

Nasdaq has adopted enhanced listing standards and has proposed other related rule changes that expand its discretionary authority, which could adversely affect our ability to maintain our listing on Nasdaq, limit the liquidity of our securities, or result in increased volatility or delisting risk.

Nasdaq has recently adopted a series of rule changes that enhance its initial and continued listing standards and has proposed other related rule changes to the SEC for approval, that expand Nasdaq’s discretionary authority in evaluating and enforcing compliance with those standards. For example, Nasdaq has recently proposed amendments to its initial listing standards that would impose additional requirements specifically on China-based issuers, including heightened liquidity thresholds and more rigorous corporate governance disclosures. These proposed changes reflect a broader trend by Nasdaq to increase scrutiny of companies with significant operations or affiliations in China. In addition, recent changes to Nasdaq listing standards and Nasdaq’s expanded discretionary authority to deny initial listings under Rule IM-5101-3, even where a company meets all applicable quantitative and qualitative criteria, further signal a trend toward tighter listing controls. In exercising this discretion, Nasdaq has indicated that it may consider factors such as a company’s geographic nexus, business model, and relationships with professional advisors. As such, companies with operations in China or other emerging markets may face a higher burden in satisfying Nasdaq’s listing expectations. Moreover, Nasdaq has recently increased its initial listing requirements relating to the minimum market value of unrestricted publicly held shares. Effective January 17, 2026, companies seeking to list on the Nasdaq Capital Market or the Nasdaq Global Market under the net income standard are required to have a minimum market value of unrestricted publicly held shares of $15 million, compared to prior thresholds of $5 million and $8 million, respectively.

On January 13, 2026, Nasdaq filed a rule proposal with the SEC to adopt a new continued listing requirement that would require all companies listed on the Nasdaq Global Market or Nasdaq Capital Market to maintain a minimum market value of listed securities of US$5 million. Under the proposed rule, if a company’s market value of listed securities falls below this threshold for 30 consecutive trading days, Nasdaq may immediately suspend trading and initiate delisting proceedings without affording the company a compliance cure period. This proposed rule, if adopted, would be in addition to Nasdaq’s existing continued listing requirements, which include minimum bid price, publicly held shares, and shareholders’ equity, among others. If the market value of our Class A Ordinary Shares were to fall below the proposed $5 million threshold or we otherwise fail to satisfy Nasdaq’s continued listing standards, we could face delisting proceedings on an accelerated basis. Moreover, even if we remain in compliance with quantitative criteria, Nasdaq retains discretionary authority under Rule IM-5101-1 to suspend or terminate a company’s listing if necessary to protect investors or ensure the orderly operation of the market. We cannot assure you that we will be able to maintain compliance with Nasdaq’s continued listing standards, particularly in light of our trading volume, market capitalization, public float and other qualitative factors. If we are unable to maintain our listing, we may be forced to trade on an over-the-counter market, which may be less liquid and more volatile and could impair investors’ ability to buy or sell our Class A Ordinary Shares. The loss of our Nasdaq listing could also reduce our visibility and credibility in the market and adversely affect our ability to access capital through future equity financings.

Furthermore, the continuing war in Ukraine and the resulting sanctions levied by the United States, the European Union, and other nations against Russia continue to impact global financial markets. The extent and duration of these military actions in the Middle East and Eastern Europe, as well as the resulting sanctions and market disruptions, are impossible to predict but are expected to remain substantial.

Such geopolitical instability often leads to broad sell-offs in the equity markets and heightened investor sensitivity to risk. Consequently, these developments may materially and adversely affect the market price of our Class A Ordinary Shares, regardless of our actual operating performance. We cannot predict the ultimate progress or outcome of these situations, and any prolonged unrest or intensified military activities could have a material adverse effect on the global economy, which in turn could negatively impact our financial condition and the value of our securities.

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

We believe that E-Power Inc. is not a resident enterprise for PRC tax purpose. E-Power Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of E-Power Inc., including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”.

If we are deemed to be a PRC “resident enterprise” by PRC tax authorities, we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing PRC subsidiaries and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders may be decreased as a result of the decrease in distributable profits. In addition, if we were considered a PRC “resident enterprise”, any dividends we pay to our non-PRC investors, and the gains realized from the transfer of our Ordinary Shares may be considered income derived from sources within the PRC and be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty). It is unclear whether holders of our Ordinary Shares would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. This could have a material and adverse effect on the value of your investment in us and the price of our Ordinary Shares.

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

Since we are an emerging company, our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. During the course of preparing our consolidated financial statements as of and for the fiscal year ended December 31, 2025, we identified material weaknesses and other control deficiencies in our internal control over financial reporting. Many of the deficiencies noted below were communicated to us from our independent registered public accounting firm as observations, which stemmed from their audit. The material weaknesses identified included: (1) a lack of formal internal controls policies over financial closing and reporting processes, which may increase risk of error, fraud, misstatement of financial reporting, or even non-compliance with related regulations for a U.S. listed Group; (2) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, and accounting policies and procedures manual that covers U.S. GAAP and SEC financial reporting requirements to complete relate US GAAP and SEC reporting; and (3) a lack of appropriately restricted to privileged level access to employees. As a result of the above, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective.

We are taking a number of measures to address the control deficiencies identified, including: (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) preparing a comprehensive accounting policies and procedures manual that covers financial closing and reporting processes, U.S. GAAP and SEC financial reporting requirements, and ensuring that accounting personnel are familiar with and follow the manual; and (iv) Reinforcing the implementation of IT authorization limits matrix and segregation of duties systems to ensure the appropriateness of all approvals, authorizations, and confirmations granted.

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

Nasdaq has proposed a new $5 million minimum market value continued listing requirement that, if approved, could result in immediate suspension and delisting of our Class A Ordinary Shares without any cure period or opportunity to regain compliance.

On January 13, 2026, Nasdaq proposed new listing rules requiring companies on the Nasdaq Global and Capital Markets to maintain a minimum market value of listed securities of at least $5 million. Under this proposal, if our market value falls below $5 million for 30 consecutive business days, our Class A Ordinary Shares would be immediately suspended from trading and delisted from Nasdaq, with no cure period, no compliance period, and no stay of suspension during any appeal.

This proposed rule represents a fundamental departure from Nasdaq’s traditional approach to listing deficiencies. Unlike other continued listing requirements that provide companies with 180 days or more to regain compliance, the proposed market value requirement would result in immediate and irreversible consequences. While we could request a hearing before a Nasdaq Listing Qualifications Hearings Panel to appeal a delisting determination, such a request would not prevent the immediate suspension of our Class A Ordinary Shares from trading. Furthermore, the panel would have extremely limited discretion and could only reverse the delisting decision if it determines that the initial determination was in error, and the panel could not consider evidence that we had subsequently regained compliance or grant us additional time to do so.

Nasdaq’s proposal reflects its belief that once a company’s market value falls below $5 million, the challenges facing that company are generally not temporary and are so severe that the company is unlikely to regain and sustain compliance for the long term. Nasdaq further believes it is difficult to maintain fair and orderly markets for such low-value companies. The SEC must decide on the proposal within 45 days of publication in the Federal Register, unless it extends the review period, creating uncertainty regarding whether and when this rule may become effective.

Our market value is calculated as our consolidated closing bid price multiplied by our total listed securities. Factors that could cause our market value to fall below the proposed threshold include continued stock price decline, lack of investor interest, adverse market conditions, negative developments in our business operations, dilutive financing transactions, or broader market volatility affecting microcap companies.

This proposal is part of a broader trend of Nasdaq tightening listing standards for smaller issuers, including recent rules granting Nasdaq discretion to deny initial listings based on susceptibility to manipulative trading and other market value-based requirements. This increasingly stringent regulatory environment creates greater challenges for microcap companies such as us to maintain public listings.

If the proposed $5 million market value continued listing requirement is approved and we subsequently fail to maintain the required market value for 30 consecutive business days, our Class A Ordinary Shares would be immediately suspended from trading and delisted from Nasdaq without any opportunity to cure the deficiency. Such suspension and delisting would have severe adverse consequences for our business, our ability to raise capital, and the liquidity and value of our shareholders’ investments. Moreover, even if we remain in compliance with quantitative criteria, Nasdaq retains discretionary authority under Rule IM-5101-1 to suspend or terminate a company’s listing if necessary to protect investors or ensure the orderly operation of the market, which could result in similar adverse consequences even absent a failure to meet specific quantitative thresholds.

Because we are a small company, the requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and certain requirements of the Sarbanes-Oxley Act of 2022 (the “Sarbanes-Oxley Act”) and the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company with listed equity securities, we must comply with the federal securities laws, rules, and regulations, including certain corporate governance provisions of the Sarbanes-Oxley Act and the Dodd-Frank Act, related rules and regulations of the SEC and Nasdaq, with which a private company is not required to comply. Complying with these laws, rules and regulations occupies a significant amount of the time of our board of directors and management and significantly increases our costs and expenses. Among other things, we must:

●	maintain a system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC;

●	comply with rules and regulations promulgated by Nasdaq;

●	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

●	maintain various internal compliance and disclosures policies, such as those relating to disclosure controls and procedures and insider trading in our Class A Ordinary Shares; and

●	involve and retain to a greater degree outside counsel and accountants in the above activities.

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

On February 22, 2019, the holding company, E-Power Inc. (then known as Global Internet of People, Inc.), was incorporated as an exempted company with limited liability under the laws of the Cayman Islands. E-Power Inc. owns 100% of GMB HK, a Hong Kong company incorporated on March 22, 2019.

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

On April 2, 2022, Zhuhai Zibo entered into an investment agreement (the “Agreement”) with certain parties to form Sunrise Guizhou, a joint venture (the “JV”) dedicated to the production of high-grade lithium-ion power battery anode materials. Pursuant to the Agreement, Zhuhai Zibo owned 51% equity interest in the JV. The Agreement and related transactions were approved by E-Power Inc.’s shareholders at an extraordinary general meeting of shareholders held on April 1, 2022.

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

On February 10, 2025, at the 2024 annual general meeting of shareholders of Company, the shareholders approved, among other things, (i) a special resolution to adopt amended and restated articles of association, which included, among other things, the removal of the requirement for the Company to hold annual general meetings, the removal of the provision that the office of an appointed director expires at the next following annual general meeting, and the removal of certain financial information disclosure requirements to shareholders; and (ii) ordinary resolutions to approve the re-election of Haiping Hu, Chao Liu, Xiang Luo, Jian Pei, and Xin Zhang as directors of the Company, each to hold office in accordance with the Company's articles of association.

On July 31, 2025, the Company entered into a securities purchase agreement with the investor named therein, pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “July 2025 Registered Direct Offering”), 1,000,000 Class A ordinary shares of the Company, par value $0.0001 per share. The purchase price for each share was $0.55. The July 2025 Registered Direct Offering closed on September 23, 2025. None of the transaction expenses incurred in respect of the July 2025 Registered Direct Offering included payments to directors or officers of the Company or their associates, or any persons owning 10% or more of the equity securities of the Company or its affiliates. None of the net proceeds the Company received from the July 2025 Registered Direct Offering were paid, directly or indirectly, to any of the directors or officers of the Company or their associates, or any persons owning 10% or more of the equity securities of the Company or its affiliates. The Company received $550,000 in gross proceeds from the July 2025 Registered Direct Offering and has used the net proceeds from the July 2025 Registered Direct Offering for working capital and general corporate purposes.

On August 5, 2025, the Company entered into a joint venture agreement (the “JV Agreement”) with SDH (HK), Kekecely Ltd, a corporation organized under the laws of British Virgin Islands, and Simple Cloud Technology, a corporation organized under the laws of the state of Maryland. Pursuant to the JV Agreement, the parties agreed to establish a joint venture to be named “Alchemistica Inc” (the “JV”) under the laws of the State of Delaware, to support the expansion of the Company’s operations into the United States. The parties have agreed to make an aggregate capital contribution of US$1,000,000 to finance the JV. The Company has contributed a total of US$399,000 and holds a 71% equity interest in the JV. As of the date of this annual report, the remaining parties have not made any contributions.

On August 8, 2025, the Company entered into a securities purchase agreement with the investor named therein, pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “August 2025 Registered Direct Offering”), 3,000,000 Class A ordinary shares of the Company, par value $0.0001 per share. The purchase price for each share was $0.55. The August 2025 Registered Direct Offering closed on October 3, 2025. None of the transaction expenses incurred in respect of the August 2025 Registered Direct Offering included payments to directors or officers of the Company or their associates, or any persons owning 10% or more of the equity securities of the Company or its affiliates. None of the net proceeds the Company received from the August 2025 Registered Direct Offering were paid, directly or indirectly, to any of the directors or officers of the Company or their associates, or any persons owning 10% or more of the equity securities of the Company or its affiliates. The Company received $1,650,000 in gross proceeds from the registered direct offering and has used the net proceeds from the August 2025 Registered Direct Offering for working capital and general corporate purposes.

On November 3, 2025, the Company entered into subscription agreements with three purchasers, pursuant to which the purchasers agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to the purchasers, an aggregate of 7,000,000 Class A ordinary shares, par value US$0.0001 per share, of the Company, together with warrants to purchase up to 3,500,000 Class A ordinary shares (the “November 2025 Warrants”), at a combined purchase price of $0.80 per unit, each unit consisting of one Class A ordinary share and one-half of one warrant, for an aggregate purchase price of $5,600,000 (the “November 2025 Offering”). The November 2025 Warrants have an exercise price of $0.80 per share, were initially exercisable immediately upon issuance, and expire one year from the date of issuance. The transaction was closed on November 19, 2025. None of the transaction expenses incurred in respect of the November 2025 Offering included payments to directors or officers of the Company or their associates, or any persons owning 10% or more of the equity securities of the Company or its affiliates. None of the net proceeds the Company received from the November 2025 Offering were paid, directly or indirectly, to any of the directors or officers of the Company or their associates, or any persons owning 10% or more of the equity securities of the Company or its affiliates. The Company has used $2,550,116 from the November 2025 Offering for working capital and general corporate purposes and intends to use the remaining net proceeds of $3,049,884 for the same purposes.

On January 5, 2026, at the 2025 annual general meeting of shareholders of the Company, the shareholders approved (i) ordinary resolutions to approve the re-election of each of Haiping Hu, Chao Liu, Xiang Luo, Jian Pei, and Xin Zhang as directors of the Company, each to hold office in accordance with the Company’s articles of association; (ii) a special resolution to change the Company’s name from Sunrise New Energy Co., Ltd. to E-Power Inc. and remove its dual foreign name; and (iii) a special resolution to adopt further amended and restated articles of association, in substitution for, and to the exclusion of, the Company’s current amended and restated articles of association, to reflect the name changes.

On March 11, 2026, Mr. Jian Pei resigned as an independent director of the Company and as a member of each of the audit committee, the compensation committee, and the nominating and corporate governance committee of the Board. To fill the vacancy created by such resignation, the Board appointed Mr. Mang Wong to serve as an independent director of the Company and as a member of each of the audit committee, the compensation committee, and the nominating and corporate governance committee, effective March 11, 2026.

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

We consolidate the VIE through contractual arrangements, which are described under “Business — Contractual Arrangements between GIOP BJ, the VIE and Its Shareholders.” E-Power Inc. is a holdings company with no business operation other than holding the shares in GMB HK, which is also a pass-through entity with no business operation.

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

B. Business Overview

We are a Cayman Islands holding company conducting a substantial portion of our operations in China through our PRC operating entities. Unless otherwise stated, as used in this annual report, the term’s “we,” “us,” “our,” “E-Power Inc.,” “our Company,” and the “Company” refer to E-Power Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands; and “SDH” or “the VIE” are to Global Mentor Board (Zibo) Information Technology Co., Ltd., a limited liability company organized under the laws of the PRC.

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

Beginning in fiscal year 2022, we started transitioning our core business from knowledge sharing and enterprise services to sales of graphite anode material products. In April 2022, we entered into the graphite anode material manufacturing and sales business through a joint venture, Sunrise Guizhou, of which we currently own 39.35% through Zhuhai Zibo, our wholly owned subsidiary. We consolidate Sunrise Guizhou’s financials because we own a majority of seats on its board of directors and control its financial and operating policies pursuant to an agreement among its funding shareholders. Sunrise Guizhou is located at Yilong New District, Xingyi City, Qian Southwest State, Guizhou Province, China. The land use of Sunrise Guizhou’s graphite anode manufacturing site is 401,545 square meters, which Sunrise Guizhou purchased in March 2022 for approximately $6.6 million. Sunrise Guizhou began construction of the manufacturing plant in April 2022, and the first and second phase construction of (30,000 tons annual manufacturing capacity) of the manufacturing plant has been completed. The third phase of construction of the manufacturing plant (20,000 tons annual manufacturing capacity) was approved by the board of the directors of the Company in March 2023, and remains under construction .

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

Our Past Performance

We generated net revenue of $46,416,132, $64,997,741 and $45,050,405 for the fiscal years ended December 31, 2025, 2024 and 2023, respectively. For fiscal year 2025, net revenue decreased by $18,581,609, or 28.59%, which decrease was mainly driven by the strategy to decrease sales volume on low gross margin products. For fiscal year 2024, net revenue increased by $19,947,336, or 44.28%, which increase was mainly driven by the continued growth of our graphite anode business. For fiscal year 2023, net revenue increased by $6,924,737, or 18.16%, which increase was mainly driven by the sale of graphite anode material products.

Our revenues for fiscal years 2025, 2024 and 2023 were derived from the following sources:

REVENUES, NET	2025	2024	2023
Graphite anode business	$46,342,154	$64,365,362	$44,384,004
Knowledge sharing and enterprise business	73,978	632,379	666,401
Revenues, net	$46,416,132	$64,997,741	$45,050,405

For fiscal year 2025, revenue from the sale of graphite anode material products was $46,342,154, which accounted for 99.84% of our total revenues, and revenue from knowledge sharing and enterprise business was $73,978, which accounted for approximately 0.16% of our total revenue.

For fiscal year 2024, revenue from the sale of graphite anode material products was $64,365,362, which accounted for 99.03% of our total revenues, and revenue from knowledge sharing and enterprise business was $632,379, which accounted for approximately 0.97% of our total revenue.

For fiscal year 2023, revenue from the sale of graphite anode material products was $44,384,004, which accounted for 98.52% of our total revenues, and revenue from knowledge sharing and enterprise business was $666,401, which accounted for approximately 1% of our total revenue.

Graphite Anode Material Manufacturing and Sales Business

In April 2022, we entered into the graphite anode material manufacturing and sales business through a joint venture, Sunrise Guizhou, of which we currently own 39.35% through our wholly owned subsidiary, Zhuhai Zibo. Sunrise Guizhou is located at Yilong New District, Xingyi City, Qian Southwest State, Guizhou Province, China. The land use of Sunrise Guizhou’s graphite anode manufacturing site is 401,545 square meters. Sunrise Guizhou purchased the site in March 2022 for approximately $6.6 million. Sunrise Guizhou began construction of the manufacturing plant in April 2022, and the first and second phases of construction of (30,000 tons annual manufacturing capacity) of the manufacturing plant has been completed. The third phase of construction of the manufacturing plant (20,000 tons annual manufacturing capacity) was approved by the board of the directors of the Company in March 2023, and remains under construction.

Products

Sunrise Guizhou’s products include various artificial graphite anode material products. Artificial graphite is made of petroleum coke, needle coke and pitch coke as the main material, and formed after crushing, shaping, granulation and graphitization. The performance, features and uses of Sunrise Guizhou’s products are as follows:

Type	Product Image	Medium Particle Size (um)	Designed Capacity (mAh/g)	Compaction (g/cc)	Features	Uses
Cost-effective artificial graphite		15.5±2.5	340-348	1.50-1.60	Excellent comprehensive performance, long cycle, cost-effective	Power batteries and energy storage batteries; cell of soft pack, square aluminum shell, and cylindrical batteries
Volumetric artificial graphite		16.5±2.5	348-355	1.60-1.65	High energy density and comprehensive performance	Multiple long-cycle square, cylindrical, polymer batteries
Multiplier rate artificial graphite		13.5±3.0	347-353	1.55-1.63	Excellent comprehensive performance, long cycle, good rate performance	Power anode material, cell of soft pack, square aluminum shell, and cylindrical batteries
High capacity and high compaction artificial graphite		16.0±2.0	353-358	1.63-1.68	High energy density, excellent comprehensive performance	Power anode material, cell of soft pack, square aluminum shell, and cylindrical batteries
Volumetric artificial graphite		13.5±3.0	350-355	1.60-1.65	High energy density and comprehensive performance	Multiple long-cycle square, cylindrical, polymer batteries
High capacity and rate artificial graphite		12.5±3.0	349-354	1.58 -1.65	High energy density and power performance, long cycle life	Multiple long cycle square and polymer batteries
Cost-effective long-cycle artificial graphite		11.0±2.5	340-345	1.45-1.55	Excellent comprehensive performance, long cycle, cost-effective	Energy storage anode material, cell of soft pack, square aluminum shell, and cylindrical batteries
Higher energy density artificial graphite		13.5±2.0	355-360	1.65-1.70	High energy density, good rate performance	Power batteries and energy storage batteries; cell of soft pack, square aluminum shell, and cylindrical batteries
EV fast charging artificial graphite		12.0±2.5	≥350	1.50-1.60	High energy density, good rate performance,long cycle	Power batteries and energy storage batteries; cell of soft pack, square aluminum shell, and cylindrical batteries

Higher energy density and long cycle artificial graphite	11.0±2.0	350-355	1.55-1.60	High energy density, long cycle	Energy storage anode material, cell of soft pack, square aluminum shell, and cylindrical batteries
High temperature performance and long cycle artificial graphite	11.0±2.0	≥350	1.55-1.60	Low swelling, high temperature performance and long cycle	Energy storage anode material, cell of soft pack, square aluminum shell, and cylindrical batteries
Low temperature performance and long cycle artificial graphite	8.5±1.5	345±4	1.5-1.55	Low temperature performance and long cycle	Energy storage anode material, cell of soft pack, square aluminum shell, and cylindrical batteries
Low swelling and long cycle artificial graphite	11.5±2.5	≥350.0	1.50~1.60	Low swelling and long cycle	Energy storage anode material, cell of soft pack, square aluminum shell, and cylindrical batteries
High energy efficiency and long cycle artificial graphite	12.0±2.0	354.0±4.0	1.55~1.65	High energy efficiency ,high-rate and long cycle	Power batteries and energy storage batteries; cell of soft pack, square aluminum shell, and cylindrical batteries
High energy efficiency and long cycle artificial graphite	12.0±2.0	354.0±4.0	1.55~1.65	High energy efficiency ,high-rate and long cycle	Power batteries and energy storage batteries; cell of soft pack, square aluminum shell, and cylindrical batteries
Cost-effective long-cycle artificial graphite	12.0±2.0	≥350.0	1.55~1.65	Excellent comprehensive performance, long cycle, cost-effective	Power batteries and energy storage batteries; cell of soft pack, square aluminum shell, and cylindrical batteries
Cost-effective artificial graphite	14.5 ± 2.0	≥350	1.50~1.60	Excellent cost-effectiveness and comprehensive performance,	Energy storage anode material, cell of soft pack, square aluminum shell, and cylindrical batteries
High temperature performance and long cycle artificial graphite	11.5±1.5	≥350	1.60~1.65	Low swelling, high temperature performance and long cycle	Power batteries and energy storage batteries;cell of soft pack, square aluminum shell, and cylindrical batteries

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

Customers

For fiscal years 2025, 2024 and 2023, Sunrise Guizhou had 35, 26 and 23 customers, respectively. Sunrise Guizhou’s customers are manufacturers of industrial and consumer energy storage lithium-ion batteries, such as batteries for electric vehicles and electric ships, and smart consumer electronics. The vast majority of Sunrise Guizhou’s customers are Chinese companies, and some of them are large well-known companies, such as BYD Company Limited and Contemporary Amperex Technology Co. Limited.

For the fiscal year ended December 31, 2025, two customers accounted for more than 10% of Sunrise Guizhou’s total sales, with each accounting for 52% and 12% of the total sales, respectively. For the fiscal year ended December 31, 2024, one customer accounted for more than 10% of Sunrise Guizhou’s total sales, accounting for or 67%, of the total sales. For the fiscal year ended December 31, 2023, three customers accounted for more than 10% of Sunrise Guizhou’s total sales, with each accounting for 38%, 25% and 11% of the total sales, respectively. See “Risk Factors—Risks Related to Our Business—Sunrise Guizhou depends on a few major customers with whom it does not enter into long-term contracts, the loss of any of which could cause a significant decline in its revenues.”

Raw Materials and Suppliers

Sunrise Guizhou sources raw materials, including asphalt coke, petroleum coke, needle coke, and American petroleum coke, from suppliers in China, Romania, and Indonesia, to diversify its raw material origins and stabilize its supply chain. Sunrise Guizhou selects suppliers based on many criteria including but not limited to: quality, production site, production process, delivery cycle, and price. As there are a variety of options for supplies, and the technical demand of preparing most of the raw materials are relatively low, Sunrise Guizhou does not anticipate difficulties in obtaining raw materials. Sunrise Guizhou purchases raw materials on a per purchase order basis. The prices for these raw materials are nevertheless subject to market forces largely beyond our control, including energy costs, market demand, economy trend, and freight costs. The prices for raw materials have fluctuated in the past, and may fluctuate significantly in the future. See “Risk Factors—Risks Related to Our Business—Sunrise Guizhou faces the risk of fluctuations in the cost, availability, and quality of raw materials, which could adversely affect our results of operations.” The costs of raw materials accounted for 22.55% of the total costs of production for fiscal year 2025, and no supplier accounted for more than 10% of Sunrise Guizhou’s total costs for raw materials. The costs of raw materials accounted for 34% of the total costs of production for fiscal year 2024, and no supplier accounted for more than 10% of Sunrise Guizhou’s total costs for raw materials. The costs of raw materials accounted for 29% of the total costs of production for fiscal year 2023, and no supplier accounted for more than 10% of Sunrise Guizhou’s total costs for raw materials.

Third-party Contract Manufacturers

Sunrise Guizhou entrusts third-party contract manufacturers for the graphitization processes of the manufacturing of its graphite anode products. Sunrise Guizhou implements a rigorous process for selecting third-party contract manufacturers. Sunrise Guizhou strictly evaluates various factors, including the production capacity, quality control management, environmental qualifications, and key customers of its contract manufacturers. Sunrise Guizhou regularly sends its technical team and quality control team to the facilities of the contract manufacturers for on-site supervision, guidance and quality control. Sunrise Guizhou issues a detailed quantitative scoring table for each contract manufacturer every month to evaluate their performance. As of the date of this annual report, Sunrise Guizhou contracts with 65 third-party contract manufacturers in China.

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

Intellectual Property

Sunrise Guizhou has built a portfolio of intellectual property and plans to continue to invest in research and development. Sunrise Guizhou’s success depends, in part, on its ability to protect its intellectual property. To accomplish this, Sunrise Guizhou relies on a combination of patents, trade secrets, including employee and third-party nondisclosure agreements, trademarks, and other contractual rights to establish and protect proprietary rights in intellectual property. As of the date of this annual report, Sunrise Guizhou and its subsidiaries have 41 authorized patents and utility models (38 in China, one in the U.S., one in Japan and one in South Korea). In addition, Sunrise Guizhou owns 5 registered trademarks. Set forth below is a detailed description of its authorized patents and utility models:

No.	Country	No.	Name	Publication Date	Type	Validity Period
1	PRC	2022103393295	A sulfur-phosphorus co-doped rigid carbon composite material and its preparation method	April 1, 2022	patent	20 years
2	PRC	2022103862461	A rigid carbon composite material with high initial efficiency and its preparation method	April 13, 2022	patent	20 years
3	PRC	2022103961109	A rapid ion-conductive coating silicon-carbon composite material and its preparation method	April 15, 2022	patent	20 years
4	PRC	2022104007752	A method for preparing a lithium-ion battery cathode material	April 17, 2022	patent	20 years
5	PRC	2022104007964	High energy density rapid charging graphite composite material and its preparation method	April 17, 2022	patent	20 years
6	PRC	2022104007748	Sulfur-containing fast-ion-conducting coating graphite composite material and its preparation method	April 17, 2022	patent	20 years
7	PRC	202210400788X	A long-life rapid-charging lithium-ion battery cathode material and its preparation method	April 17, 2022	patent	20 years
8	PRC	2022104013823	Long-lasting, high initial efficiency rigid carbon composite materials and their preparation methods	April 18, 2022	patent	20 years
9	PRC	2022107414888	A method for preparing porous silver-coated hard carbon composite materials via magnetron sputtering	June 28, 2022	patent	20 years
10	PRC	2022108518691	A preparation method for a rigid carbon composite material used in sodium-ion batteries	July 20, 2022	patent	20 years
11	PRC	2022108516728	Cathode materials with high initial efficiency and high energy density and their preparation methods	July 20, 2022	patent	20 years
12	PRC	2022108674134	A method for preparing mesophase carbon microsphere-silicon-carbon composite cathode material	July 22, 2022	patent	20 years
13	PRC	2022108796377	A method for preparing high-energy-density fast-charging graphite anode materials	July 25, 2022	patent	20 years
14	PRC	2022109176278	A method for preparing a rigid carbon composite material of co-doped copper phosphide/phosphorus/carbon nanotubes	August 1, 2022	patent	20 years
15	PRC	202210916309X	A template method for preparing magnesium-doped hollow silicon-carbon composite materials and its preparation technique	August 1, 2022	patent	20 years
16	PRC	2022112813356	A method for preparing a high-energy-density fast-charging lithium-ion battery cathode material	October 19, 2022	patent	20 years
17	PRC	2022113284608	A method for preparing graphite composites with high initial efficiency	October 26, 2022	patent	20 years
18	PRC	202211376694X	High energy density composite cathode material and its preparation method	November 4, 2022	patent	20 years
19	PRC	2022113845496	High energy density graphite composite materials and their preparation methods	November 7, 2022	patent	20 years

20	PRC	2022114198864	A method for preparing aluminum-based rare-earth-coated graphite anode composite materials	November 14, 2022	patent	20 years
21	PRC	2022114380072	A rigid carbon composite material for lithium-ion batteries and its preparation method	November 16, 2022	patent	20 years
22	JPN	2022-170556	The present invention relates to a method for preparing a lithium-ion battery anode material.	October 26, 2022	patent	20 years
23	PRC	2023102635126	A method for preparing high-energy-density lithium-ion battery cathode materials	March 17, 2023	patent	20 years
24	PRC	202310306784X	A method for preparing an amorphous carbon-coated graphite composite material doped with tin nitride	March 27, 2023	patent	20 years
25	PRC	202322551688X	Intake cooling system	September 20, 2023	patent	20 years
26	PRC	2023234054841	A Multivariate Particle Size Control System for the Production of Graphite Micro powder	December 14, 2023	utility model	10 years
27	PRC	2024208463072	A System for Preventing the Internal Blowing Phenomenon in Graphitization Furnaces	April 23, 2024	utility model	10 years
28	PRC	2022114272063	A method for preparing an anode material for long-cycle lithium-ion batteries	November 15, 2022	patent	20 years
29	PRC	2022114271111	A method for preparing high-energy-density fast-charging cathode materials	November 15, 2022	patent	20 years
30	PRC	2017111552502	A lithium-ion battery, the silicon-carbon anode material used therein, and its preparation method	November 20, 2017	patent	20 years
31	PRC	2017215525393	A system for intermittent negative coke production	November 20, 2017	utility model	10 years
32	PRC	2018216838031	Production Device for Continuous Heating Coating Granulation of Multi-level Cathode Materials	October 17, 2018	utility model	10 years
33	PRC	2023103678152	A Preparation Method for a Lithium Metacerate-Coated Graphite Iron Oxide Anode Material	April 7, 2023	patent	20 years
34	PRC	2023106433091	A preparation method for the anode material used in an energy storage lithium-ion battery	June 1, 2023	patent	20 years
35	PRC	2023112135009	A Preparation Method for a Molybdenum Sulfide-Doped Hard Carbon Composite Material	September 20, 2023	patent	20 years
36	PRC	2024224376449	A positive pressure anti-corrosion and dustproof system for an overhead crane	October 10, 2024	utility model	10 years
37	PRC	202411167789X	A method for improving the fast-charging performance of silicon-carbon composite materials	August 23, 2024	patent	20 years
38	PRC	2024223922262	An induced fan powered by compressed air	September 30, 2024	utility model	10 years
39	PRC	2024225142477	A lightweight upper smoke hood for a graphitization furnace	October 17, 2024	utility model	10 years
40	USA	US17973232	A preparation method for a lithium-ion battery anode material	October 25, 2022	patent	20 years
41	KOR	KR1020220139180	A preparation method for a lithium-ion battery anode material	October 26, 2022	patent	20 years

Knowledge Sharing and Enterprise Service Business

The VIE, or SDH, started as a consulting company providing enterprise services to small and medium-sized enterprises in the PRC in December 2014, and launched a knowledge sharing and enterprise service platform in May 2016. Revenue generated from the knowledge sharing and enterprise service business has declined beginning in 2022 when the Company transitioned its core business to graphite anode material manufacturing and sales business. For fiscal years 2025 and 2024, the Company mainly generated revenues from consulting services and other services, which included various miscellaneous ad-hoc services. As of the date of this annual report, the Company operates and maintains a legacy mobile application “Shidonghui App” (the “APP”), mainly for the purpose of enabling access to historical data and legacy user accounts.

Other Services

Other services include the following various miscellaneous ad-hoc services: (i) health services, such as comprehensive health management consulting solutions for high-net-worth individuals and families, (ii) rental services, such as providing its own facilities to customers who require short-term rentals, and (iii) study tours and forum services provided to entrepreneurs and small businesses. For fiscal years ended December 31, 2025, 2024 and 2023, the VIE generated fees from other services in the amount of $73,978, $116,721 and $175,812, respectively.

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

The VIE obtained the ICP License on July 2, 2019, which was effective for 5 years and expired on July 2, 2024. Our new ICP license, which was approved on May 27, 2025, is valid until May 27, 2030.

Regulations Related to Foreign Investment

Regulations Related to Foreign Investment in Telecommunications

In June 2018 the MOFCOM and the NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, which was most recently amended in September 2024. The value-added telecommunications services (except for e-commerce, domestic conferencing, store-and-forward, and call center services), or the VATS, fall within the Negative List.

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

To further regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of the PRC, the SARFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which took effect on January 31, 2008 and subsequently amended on August 28, 2015. Pursuant to the Audio-Visual Program Provisions, Internet audio-visual program services refer to activities of making, redacting and integrating audio-visual programs, providing them to the general public via the Internet, and providing platforms for uploading and spreading audio-visual programs. Providers of internet audio-visual program services are required to obtain the Audio-Visual License issued by SARFT, or complete certain registration procedures with SARFT. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by SARFT. The VIE is neither state-owned nor state-controlled, therefore it is unlikely that it will be able to obtain the Audio-Visual License if required to do so. Whoever engages in Internet audio-visual program service without the license or registration, the competent authorities shall give it/him an admonition and order it/him to correct, and may impose a fine of not more than RMB30,000 (US$4,110); if the circumstances are serious, a punishment shall be imposed in accordance with the provision of Article 47 of the Radio and Television Administration Regulation.

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

In November 2016, the SCNPC promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017 and was amended on October 28, 2025. The Cyber Security Law requires network operators to perform certain functions related to cyber security protection and the strengthening of network information management. For instance, under the Cyber Security Law, network operators of key information infrastructure shall store within the territory of the PRC all the personal information and important data collected and produced within the territory of PRC and their purchase of network products and services that may affect national securities shall be subject to national cybersecurity review. On April 13, 2020, the CAC and other 11 Commissions, Ministries and Administrations, jointly issued the Measures for Cybersecurity Review, which took effect on June 1, 2020, to provide for more detailed rules regarding cybersecurity review requirements.

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

On March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Trading, or New Online Trading Measures, which was amended on March 18, 2025 and replaced the above original Online Trading Measure. The New Online Trading Measures also apply to all online commerce business conducted through information networks in general, with particular emphasis on transactions through online social networking and online live streaming. Under the New Online Trading Measures, online trading operators shall perform relevant compliance obligations, such as registration with the SAMR, protection of customers’ personal information and fair competition.

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

Copyrights

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

Trademarks

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

Patents

Patents in the PRC are principally protected under the Patent Law of the PRC (2020 Revision) and its Implementation Rules (2023 Revision), collectively the Patent Laws. According to the Patent Laws, patents in the PRC are classified into three categories, namely, inventions, utility models and designs. The protection period of a patent right is ten (10) years for utility models, fifteen (15) years for designs, and twenty (20) years for inventions upon the date of application. The Patent Administration Office under the State Council is responsible for receiving, reviewing and approving patent applications. After a patent right is granted for an invention or utility model, except otherwise provided for in the Patent Laws, no entity or individual may, without the permission of the patent owner, exploit the patent, that is, manufacture, use, offer to sell, sell or import the patented product, or use the patented method, or use, offer to sell, sell or import any product which is a direct result of the use of the patented method, for production or business purposes. And after a patent right is granted for a design, no entity or individual shall, without the permission of the patent owner, exploit the patent, that is, manufacture, offer to sell, sell, or import any product containing the patented design for production or business purposes.

Domain names

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

In June 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which was amended in December 2023 and September 2025. Pursuant to SAFE Circular 16, in addition to foreign currency capital, enterprises registered in China may also convert their foreign debts, as well as repatriated fund raised through overseas listing, from foreign currency to Renminbi on a discretional basis. SAFE Circular 16 also reiterates that the use of capital so converted shall follow “the principle of authenticity and self-use” within the business scope of the enterprise. According to SAFE Circular 16, the Renminbi funds so converted shall not be used for the purposes of, whether directly or indirectly, (i) paying expenditures beyond the business scope of the enterprises or prohibited by laws and regulations; (ii) making securities investment or other investments (except for banks’ principal-secured products); and (iii) granting loans to non-affiliated enterprises, except as expressly permitted in the business license.

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

By means of making loans, WFOEs are subject to the relevant PRC laws and regulation relating to foreign debts. On January 8, 2003, the State Development Planning Commission, SAFE, and Ministry of Finance, or MOF, jointly promulgated the Circular on the Interim Provisions on the Management of Foreign Debts, or the Foreign Debts Provisions, which became effective on March 1, 2003, and was most recently amended on July 26, 2022. Pursuant to Foreign Debts Provisions, the total amount of foreign loans received by a foreign-invested company shall not exceed the difference between the total investment in projects as approved by the MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested company. In addition, on January 12, 2017, the People’s Bank of China, or PBOC, issued the Circular on Full-Coverage Macro-Prudent Management of Cross-Border Financing, or the PBOC Circular 9, which sets out the statutory upper limit on the foreign debts for PRC non-financial entities, including both foreign-invested companies and domestic-invested companies, and the macro-prudential adjustment parameter is 1. Pursuant to the PBOC Circular 9, the foreign debt upper limit for both foreign-invested companies and domestic-invested companies is calculated as twice the net asset of such companies. As to net assets, the companies shall take the net assets value stated in their latest audited financial statement. On March 11, 2020, the PBOC and SAFE promulgated the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudential Regulation Parameter for Full-covered Cross-border Financing, which provides that based on the current macro economy and international balance of payments, the macro-prudential regulation parameter as set forth in the PBOC Circular 9 is updated from 1 to 1.25. Since the promulgation of the PBOC Circular 9, the upper limit undergone several adjustments. On January 13, 2025, the PBOC and the SAFE issued the Notice of the People’s Bank of China and the State Administration of Foreign Exchange Raising the Macro-prudential Adjustment Parameter for Cross-border Financing. Pursuant to this notice, the macro-prudential adjustment parameter for cross-border financing for enterprises and financial institutions is updated to 1.75.

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

Value-Added Tax (“VAT”)

The Provisional Regulations of the PRC on Value-added Tax was promulgated by the State Council on December 13, 1993, and most recently amended on November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) were promulgated by the MOF on December 25, 1993, and were recently amended on October 28, 2011. On April 4, 2018, MOF and SAT jointly promulgated the Circular on Adjustment of Value-Added Tax Rates, or MOF and SAT Circular 32. On March 20, 2019, MOF, SAT and General Administration of Customs, or GAC, jointly issued a Circular on Relevant Polices for Deepening Value-added Tax Reform, or MOF, SAT and GAC Circular 39, which became effective from April 1, 2019. According to the abovementioned laws and circulars, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 13%, 9%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%.

On December 25, 2024, the Standing Committee of the National People’s Congress promulgated the Value-added Tax Law of the PRC (the “VAT Law”), which became effective on January 1, 2026 and replaced the Provisional Regulations of the PRC on Value-Added Tax. The VAT Law of the PRC provides that VAT rates generally applicable are simplified as 13%, 9% and 6%, and the VAT rate for the simplified tax calculation method is 3%. To refine and implement the provisions of the VAT Law, the Regulations for the Implementation of the Value-Added Tax Law of the PRC was promulgated on December 25, 2025 and became effective on January 1, 2026.

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

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and most recently amended in March 2019 (which became effective as of March 24, 2019), employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

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

Industrial Polices

Foreign investors and foreign-invested enterprises investing in the PRC shall comply with the Catalog of Industries for Encouraging Foreign Investment (2025 edition), which was most recently amended by the National Development and Reform Commission (the “NDRC”) and the Ministry of Commerce (the “MOFCOM”) on December 15, 2025 and took effect on January 1, 2023 (the “Catalog”). Pursuant to the Catalog, the development and production of lithium-ion batteries falls within the scope of industries in which foreign investment is encouraged.

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

As of the date of this annual report, Sunrise Guizhou has passed the ISO 14001, ISO 45001, ISO 9001, ISO 27001, GB/T 29490-2023 and IATF 16949 quality management system certification for its development and manufacturing of graphite anode materials for lithium-ion batteries.

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

On March 12, 2026, The Ecological Environment Code of the PRC was adopted by the National People’s Congress and will come into force on August 15, 2026. This Code integrates multiple existing single-method laws in the field of environmental protection. Under the current legal framework, upon the effectiveness of this Code, ten laws, including the Environmental Protection Law, will be concurrently repealed.

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

Exclusive Option Agreement

Under the Exclusive Option Agreement, the VIE Shareholders irrevocably granted GIOP BJ (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in the VIE or the assets of the VIE. The option price to be paid by GIOP BJ to each shareholder of the VIE is RMB10 (US$1.37) or the minimum amount to the extent permitted under PRC law at the time when such transfer occurs.

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

D.  Property, Plants and Equipment

I. The VIE currently maintains offices in Beijing and Zibo in the PRC. The total office space is 891 square meters, including both leased and owned properties. The VIE leases 639 square meters of office space under a non-cancelable operating lease agreement with an expiration date through December 31, 2025. Operating lease expense amounted to $22,148, $21,495 and $17,653 for the fiscal years ended December 31, 2025, 2024 and 2023, respectively.

Future minimum lease payments under non-cancellable operating leases as of December 31, 2025 were in the aggregate amount of $24,286.

The following table sets forth the location, approximate size and primary use of major offices:

Location	Approximate Gross Land Area in Square Meters	Primary Use (Gross Floor Area in Square Meters)	Lease or Own
5-11-1116, Complex 1, Shangdi Ten Street, Haidian District, Beijing, China	109	Office (109)	Lease
1306 & 1307, Qimei Building, North East Corner of Xinhuan Road East and Ronger Road, Zhangdian District, Zibo City, Shandong Province, China	143	Office (144)	Lease
6-3-350, Complex 1, Shangdi Ten Street, Haidian District, Beijing, China	639	Office (639)	Own

II. Sunrise Guizhou maintains the below corporate office space and manufacturing properties in China.

The following table sets forth the location, approximate size and primary use of Sunrise Guizhou’s corporate office space and manufacturing properties:

Location	Approximate Gross Land Area in Square Meters	Primary Use (Gross Floor Area in Square Meters)	Lease or Own
Yilong New Area, Qianxinan Prefecture, Guizhou Province, China	401,545	Office (3,434), Manufacturing (24,879) Staff dormitory (4,919)	Own
East of Tianneng Avenue (Nandu Road), South of Huaxin Avenue, North of Pangzhuang Road, Jieshou City, Anhui Province, China	116,814	Under construction	Own

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

Beginning in fiscal year 2022, the Company commenced the transition of its core business from knowledge sharing and enterprise services to sales of graphite anode material products. In April 2022, the Company entered into the graphite anode material manufacturing and sales business through a joint venture, Sunrise Guizhou, of which the Company currently owns 39.35% through Zhuhai Zibo, the Company’s wholly owned subsidiary. The Company consolidates Sunrise Guizhou’s financial statement because it owns a majority of seats on its board of directors and controls its financial and operating policies pursuant to an agreement among its funding shareholders. Sunrise Guizhou is located at Yilong New District, Xingyi City, Qian Southwest State, Guizhou Province, China. The land use of Sunrise Guizhou’s graphite anode manufacturing site is 401,545 square meters. Sunrise Guizhou began construction of the manufacturing plant in April 2022, and the first and second phase construction of (30,000 tons annual manufacturing capacity) of the manufacturing plant has been completed. The third phase of construction of the manufacturing plant (20,000 tons annual manufacturing capacity) was approved by the board of the directors of the Company in March 2023, and remains under construction.

Results of Operations

The following table summarizes the results of the Company’s operations during the years ended December 31, 2025, 2024 and 2023, respectively, and provides information regarding the amounts in U.S. dollar and percentage increase or decrease during such periods.

	For the years ended December 31,
	2025	2024	2023

REVENUES, NET
Products	$46,342,154	$64,365,362	$44,384,004
Services	73,978	632,379	666,401
Total revenues	46,416,132	64,997,741	45,050,405

COSTS OF REVENUES
Products	52,252,338	70,782,649	57,172,626
Services	11,278	12,672	281,030
Total cost of revenues	52,263,616	70,795,321	57,453,656

GROSS LOSS	(5,847,484)	(5,797,580)	(12,403,251)

OPERATING EXPENSES
Selling expenses	895,099	899,760	742,167
General and administrative expenses	7,329,317	7,391,664	13,040,038
Research and development expenses	1,955,588	2,507,324	1,193,082
Impairment of intangible assets	-	-	3,151,467
Total operating expenses	10,180,004	10,798,748	18,126,754

LOSS FROM OPERATIONS	(16,027,488)	(16,596,328)	(30,530,005)

OTHER (EXPENSES) INCOME
Investment income (losses)	146,361	198,176	(1,170,974)
Interest expense, net	(4,566,816)	(2,018,680)	(2,162,109)
Share subscription discount expenses	(6,534,936)	-	-
Other income, net	323,111	441,231	942,138
Total other expenses, net	(10,632,280)	(1,379,273)	(2,390,945)

LOSS BEFORE INCOME TAXES	(26,659,768)	(17,975,601)	(32,920,950)

Income taxes provision (benefit)	(387)	5,563	(226)

NET LOSS	(26,659,381)	(17,981,164)	(32,920,724)
Less: net loss attributable to non-controlling interests	(10,023,801)	(6,204,728)	(8,688,144)
NET LOSS ATTRIBUTABLE TO E-POWER INC. ORDINARY SHAREHOLDERS	$(16,635,580)	$(11,776,436)	(24,232,580)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	656,394	(962,919)	(1,165,807)
TOTAL COMPREHENSIVE LOSS	(26,002,987)	(18,944,083)	(34,086,531)
Less: comprehensive loss attributable to non-controlling interests	(9,562,787)	(6,579,590)	(9,220,222)
COMPREHENSIVE LOSS ATTRIBUTABLE TO ORIDNARY SHAREHOLDERS OF E-POWER INC.	$(16,440,200)	$(12,364,493)	(24,866,309)

LOSS PER SHARE
Basic and diluted - Class A and Class B ordinary shares	$(0.57)	$(0.48)	$(1.08)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic and diluted - Class A and Class B ordinary shares	29,043,280	26,404,589	25,622,195

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues, net

Revenues for the years ended December 31, 2025 and 2024, expressed in U.S. dollars, were derived from the following sources:

	For the years ended December 31,				Change
	2025	%	2024	%	Amount	%
	US$		US$		US$
Graphite anode material business	$46,342,154	99.84%	$64,365,362	99.03%	$(18,023,208)	(28.00)%
Knowledge sharing and enterprise business	73,978	0.16%	632,379	0.97%	(558,401)	(88.30)%
Revenues, net	$46,416,132	100.00%	$64,997,741	100.00%	$(18,581,609)	(28.59)%

Revenues decreased by $18,581,609, or 28.59%, from $64,997,741 for the year ended December 31, 2024, to $46,416,132 for the year ended December 31, 2025. Revenues from graphite anode material sales business accounted for 99.84% and 99.03% of net revenues for the year ended December 31, 2025 and 2024, respectively. Revenue from knowledge sharing and enterprise business accounted for 0.16% and 0.97% of net revenues for the years ended December 31, 2025 and 2024, respectively.

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

Revenues decreased by $18,023,208, or 28.00%, from $64,365,362 for the year ended December 31, 2024, to $46,342,154 for the year ended December 31, 2025. For the year ended December 31, 2025, we had supplied 37,065 tons of products to 35 customers , as compared to 37,065 tons to 26 customers for the year ended December 31, 2024. However, the average selling price of the graphite anode materials decreased by RMB 7,426 per ton, or 45.24% from RMB 16,412 per ton for the year ended December 31, 2024, to RMB 8,986 per ton for the year ended December 31, 2025.

Revenues from knowledge sharing and enterprise business

Revenues from knowledge sharing and enterprise business decreased by $558,401, or 88.30%, from $632,379 for the year ended December 31, 2024, to $73,978 for the year ended December 31, 2025.

The revenue decrease of knowledge sharing and enterprise business for the year ended December 31, 2025 was due to the decrease in the revenue of other services, which included rental and consultation services. Revenues from other services decreased by $558,401, or 88.30% from $632,379 for the year ended December 31, 2024, to $73,978 for the year ended December 31, 2025, primarily due to decreased demand for such services.

Costs of revenues

The following table sets forth the breakdown of the cost of revenues, expressed in U.S. dollars, for the years ended December 31, 2025 and 2024:

	For the years ended December 31,				Change
	2025	%	2024	%	Amount	%
	US$		US$		US$
Cost of goods sold	$52,252,338	99.98%	$70,782,649	99.98%	$(18,530,311)	(26.18)%
Service costs	11,278	0.02%	12,672	0.02%	(1,394)	(11.00)%
Total costs of revenues	$52,263,616	100.00%	$70,795,321	100.00%	$(18,531,705)	(26.18)%

Cost of goods sold

The cost of goods sold decreased by $18,530,311, or 26.18%, from $70,782,649 for the year ended December 31, 2024, to $52,252,338 for the year ended December 31, 2025. The decrease of the cost of goods sold was mainly due to the decreased sale of the graphite anode materials. In the meantime, the average cost per ton of the graphite anode materials decreased by $1,096 per ton, or 46.30% from $2,368 per ton for the year ended December 31, 2024 to $1,272 per ton for the year ended December 31, 2025. Moreover, the impairment of inventory increased by $1,160,102, or 29.30%, from $3,959,304 for the year ended December 31, 2024, to $5,119,406 for the year ended December 31, 2025.

Service costs

The service costs for knowledge sharing and enterprise business primarily included (1) labor costs; (2) depreciation; and (3) professional and consulting fees paid to third parties for the consulting services. Service costs decreased by $1,394, or 11.00%, for the year ended December 31, 2025 compared to the same period in 2024, which was immaterial.

Gross loss

As a result of the foregoing, we reported a gross loss of $5,847,484 for the year ended December 31, 2025 and a negative gross margin. The negative gross margin was due to the $5,910,184 gross loss of the graphite anode material sales business, mainly due to the decrease in the sales price of our products, attributing to manufacturing overcapacity and a high level of competition in the industry. Furthermore, the raw material costs and graphitization outsourcing cost did not decrease proportionately to the decrease in the sales prices of graphite anode material. Additionally, a $5,119,406 impairment of inventory of graphite anode material was recorded due to decreasing sales prices. The gross loss was partially offset by a gross profit of $62,700 from the knowledge sharing and enterprise business.

Operating expenses

The following table sets forth the breakdown of the operating expenses, expressed in U.S. dollars, for the years ended December 31, 2025 and 2024:

	For the years ended December 31,				Change
	2025	%	2024	%	Amount	%
	US$		US$		US$
Selling expenses	$895,099	8.79%	$899,760	8.33%	$(4,661)	(0.52)%
General and administrative expenses	7,329,317	72.00%	7,391,664	68.45%	(62,347)	(0.84)%
Research and development expenses	1,955,588	19.21%	2,507,324	23.22%	(551,736)	(22.00)%
Total operating expenses	$10,180,004	100.00%	$10,798,748	100.00%	$(618,744)	(5.73)%

Selling expenses

The selling expenses decreased by $4,661 or 0.52%, from $899,760 for the year ended December 31, 2024, to $895,099 for the year ended December 31, 2025. The decrease was immaterial.

General and administrative expenses

The general and administrative expenses decreased by $62,347, or 0.84%, from $7,391,664 for the year ended December 31, 2024 to $7,329,317 for the year ended December 31, 2025. Such decrease was primarily due to (1) a decrease in share-based compensation of $649,090, as more share-based compensation expenses were recorded in the earlier vesting periods in a cliff vesting schedule; (2) a decrease in operation tax expenses of $258,626 as the Company had tax planning on property tax, which was charged less based on the rental income model; offset by (3) an increase in professional service fees of $455,184 for more legal, consultation and advisory services; (4) an increase in depreciation and amortization expenses of $218,034, as the administrative and dormitory buildings were recorded in plant, property and equipment in the year ended December 31, 2024 and depreciated more months in the year ended December 31, 2025; (5) an increase in travel expenses of $127,609 as the management incurred more international travel expenses to expand the Company’s business in the United States.

Research and development expenses

Research and development expenses decreased by $551,736, or 22.00%, from $2,507,324 for the year ended December 31, 2024 to $1,955,588 for the year ended December 31, 2025. Research and development expenses for the year ended December 31, 2025 and 2024 were mainly associated with the research development activities of graphite anode material business and knowledge sharing and enterprise business, including technology service, technical service, purchasing laboratory chemical material collaterals. The decrease was primarily due to (1) a decrease in a technology development service fee of $972,803 which was associated with the ongoing development and upgrade of Shidong APP commenced in the year ended December 31, 2024; offset by (2) an increase in material input of $412,924 for more research and development programs in the year ended December 31, 2025.

Other expenses, net

The total net other expenses were $10,632,280 for the year ended December 31, 2025. Such expenses for the year ended December 31, 2025 primarily consisted of share subscription discount expenses of $6,534,936, and interest expense of $4,566,816, which was partially offset by investment income of $146,361 and the other income of $323,111.

When ordinary shares are issued for cash in an arm’s-length financing transaction with an unrelated party, the Company evaluates transactions in which the issuance date fair value of the equity instruments issued exceeds the value of the consideration received if there are no other transaction elements. In absence of (i) a share-based payment for goods or services received, (ii) a payment for an asset or (iii) a dividend to existing shareholders, any difference between the fair value and the gross proceeds is attributable to an expense. The share subscription discount expenses were $6,534,936 for the year 2025; Interest expense was mainly attributable to various debt financings of the graphite anode material sales business; investment income of $146,361 was attributed to the equity pickup of equity method investment; the other income of $323,111 was mainly $671,383 from wasted residual sales, offset by $318,664 of fine and late payment fee on litigation charges, social security and land use right and property tax.

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

The United States

The Company’s subsidiary, Alchemistica, was incorporated in the U.S. and is subject to federal income tax rate of 21%. Net operating losses incurred in taxable years beginning after December 31, 2017, may be carried forward indefinitely but are subject to an 80% taxable income limitation.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2019/2020 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, the Company’s HK subsidiary did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended December 31, 2025, 2024 and 2023, and accordingly no provision for Hong Kong profits tax has been made in these periods.

Mainland China

The Company’s PRC subsidiaries were incorporated in Mainland China, and are subject to the Mainland China Enterprise Income Tax Laws (“EIT Laws”) with the statutory income tax rate of 25% with the following exceptions.

In accordance with the implementation rules of EIT Laws, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. SDH was eligible to enjoy a preferential tax rate of 15% from 2021 to 2023, to the extent it had taxable income under the EIT Law. Sunrise Guizhou is eligible to enjoy a preferential tax rate of 15% from 2024 to 2026, to the extent it has taxable income under the EIT Law.

For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the years ended December 31, 2025, 2024 and 2023, some PRC subsidiaries are qualified small and low-profit enterprises as defined, and thus are eligible for the above preferential tax rates for small and low-profit enterprises.

Net loss

As a result of the foregoing, the Company reported a net loss of $26,659,381 for the year ended December 31, 2025, compared to $17,981,164 for the year ended December 31, 2024.

Net loss attributable to non-controlling interest

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. As of December 31, 2025, for the Company’s consolidated subsidiaries, the VIE and VIE’ s subsidiaries, non-controlling interests represent: a) a non-controlling shareholder’s 49% ownership interest in GMB (Beijing), GMB Consulting and Shidong Yike; b) a non-controlling shareholder’s 59.20% ownership interest in Sunrise Guizhou; c) a non-controlling shareholder’s 49% ownership interest in GMB Culture, which has a subsidiary called GMB Technology; d) a non-controlling shareholder’s 25% ownership interest in Shidong Cloud, and e) a non-controlling shareholder’s 29% ownership interest in Alchemistica.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues, net

Revenues for the years ended December 31, 2024 and 2023, expressed in U.S. dollars, were derived from the following sources:

	For the years ended December 31,				Change
	2024	%	2023	%	Amount	%
	US$		US$		US$
Graphite anode material business	$64,365,362	99.03%	$44,384,004	98.52%	$19,981,358	45.02%
Knowledge sharing and enterprise business	632,379	0.97%	666,401	1.48%	(34,022)	(5.11)%
Revenues, net	$64,997,741	100.00%	$45,050,405	100.00%	$19,947,336	44.28%

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

Costs of revenues

The following table sets forth the breakdown of the cost of revenues, expressed in U.S. dollars, for the years ended December 31, 2024 and 2023:

	For the years ended December 31,				Change
	2024	%	2023	%	Amount	%
	US$		US$		US$
Cost of goods sold	$70,782,649	99.98%	$57,172,626	99.51%	$13,610,023	23.81%
Service costs	12,672	0.02%	281,030	0.49%	(268,358)	(95.49)%
Total costs of revenues	$70,795,321	100.00%	$57,453,656	100.00%	$13,341,665	23.22%

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

Operating expenses

The following table sets forth the breakdown of the operating expenses, expressed in U.S. dollars, for the years ended December 31, 2024 and 2023:

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

In accordance with the implementation rules of EIT Laws, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. SDH is eligible to enjoy a preferential tax rate of 15% from 2021 to 2023, to the extent it has taxable income under the EIT Law. Sunrise Guizhou is eligible to enjoy a preferential tax rate of 15% from 2024 to 2026, to the extent it has taxable income under the EIT Law.

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

Liquidity and Capital Resources

As reflected in the consolidated financial statements, the Company incurred net loss of $26,659,381 for the year ended December 31, 2025. Net cash used in operating activities was $25,160,584 for the year ended December 31, 2025. The working capital deficit was $28,422,197 as of December 31, 2025.

As of December 31, 2025, GIOP BJ didn’t comply with the financial covenants as required by a short-term loan agreement in the principal amount of $1,000,987 with Industrial Bank Co., Ltd. (“Industrial Bank”). The term of the loan was from June 25, 2025 to June 24, 2026. The financial covenants of the loan agreement required GIOP BJ to maintain: (1) current assets of not less than RMB25,000,000; (2) net assets of not less than RMB8,000,000; (3) an asset liability ratio of not more than 80%; and (4) a current ratio of not less than 100%. As of December 31, 2025, GIOP BJ did not meet the above requirements; however, Industrial Bank had not declared the agreement in default as a result of the breach of the financial covenants, nor has it done so as of the date of this annual report.

In addition, as of December 31, 2025, Sunrise Guizhou didn’t comply with the financial covenants as required by three long-term loan agreements in an aggregate amount of $68,917,581 with China Construction Bank (“CCB”) Qianxinan Branch. The financial covenants of the long-term loan agreements required Sunrise Guizhou to maintain an asset liability ratio of not more than 70% and continuous profitability during the loan periods pursuant to certain conditions designated in the loan agreements. Sunrise Guizhou obtained a written consent and the waiver of the financial covenants on September 30, 2024 and December 8, 2025, respectively. As of the date of this annual report, CCB has not declared the agreement in default as a result of the breaches of the financial covenants.

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

As of December 31, 2025, the Company had cash, cash equivalents and restricted cash of $28,150,101. The management believes that it may be able to continue to borrow from banks based on past experiences and the Company’s credit history when necessary.

Currently, the Company is working to improve its liquidity and capital sources primarily through cash flows from operation, debt financing, and financial support from its principal shareholder. In order to fully implement its business plans and sustain continued growth, the Company may also seek equity financing from outside investors when necessary.

On March 30, 2026, Sunrise Guizhou entered into a line of credit financing contract with Bank of China (“Bank of China”) Xingren Branch for a revolving line credit of RMB 7,000,000 ($1,000,987) for a term from March 30, 2026 to March 30, 2029. Sunrise Guizhou fully utilized the line of credit for a short term loan with the interest rate of one year loan prime rate from March 30, 2026 to March 29, 2027. Mr. Haiping Hu was the guarantor of the revolving line of credit. Sunrise Guizhou also pledged its manufacturing facilities of RMB 13,901,944, or $1,987,952 for guaranty and secure the revolving line of credit.

In January, 2026, Sunrise Guizhou entered into a factoring agreement, which is in essence of loan, with CCB Qianxinan Branch and CCB’s affiliates for supplier payment for a period from January 2026 to January 2027. The loan was guaranteed by Mr. Haiping Hu and Zhuhai Zibo. Sunrise Guizhou also pledged its buildings and land use rights of its manufacturing facilities to CCB. As of the date of this annual report, the loan balance is RMB 97,000,000, or $13,870,816.

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

If the Company experiences an adverse operating environment or incurs unanticipated capital expenditure requirements, or if the Company accelerates its growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be on favorable terms or available at all. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to the existing shareholders.

Substantially all of the Company’s operations are conducted in the PRC and all of the revenues and the vast majority of expenses, cash and cash equivalents are denominated in RMB. As of December 31, 2025, 75.27% of cash, cash equivalents and restricted cash were held in China, and held by its subsidiaries, the VIE and the VIE’s subsidiaries and denominated in Renminbi, while 23.61% of cash, cash equivalents and restricted cash were held in Hong Kong by the Company, SDH New Energy and GMB HK in US dollars. Although the Company consolidates the results of the VIE and its subsidiaries, the Company only has access to the assets or earnings of the VIE and their subsidiaries through the contractual arrangements with the VIE and its shareholders. See “Business — Contractual Arrangements between GIOP BJ, SDH and Its Shareholders.”

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

As of December 31, 2025, the following amounts, expressed in U.S. dollars, were outstanding balances of cash, cash equivalents and restricted cash in each jurisdiction:

	Cash and cash equivalents	Restricted cash	Total
Mainland China	$14,877,066	$6,311,630	$21,188,696
Hong Kong	6,647,378	-	6,647,378
The United States	314,027	-	314,027
Balance at end of the year	$21,838,471	$6,311,630	$28,150,101

Cash Flows

The following table sets forth a summary of cash flows, expressed in U.S. dollars, for the periods indicated:

	For the years ended December 31,
	2025	2024	2023
Net cash used in operating activities	$(25,160,584)	$(5,352,157)	$(7,282,995)
Net cash (used in) provided by investing activities	(11,221,084)	632,461	(7,003,035)
Net cash provided by financing activities	54,460,285	10,631,669	13,679,267
Effect of foreign exchange rate on cash, cash equivalents and restricted cash	710,900	(172,056)	(66,587)
Net increase (decrease) in cash, cash equivalents and restricted cash	$18,789,517	$5,739,917	$(673,350)

Operating Activities

Net cash used in operating activities amounted to $25,160,584 for the year ended December 31, 2025. It was primarily due to the following: a) net loss of $26,659,381, adjusted by depreciation and amortization of $5,683,727, interest expenses of $1,117,115, impairment of inventory of $5,119,406, and share subscription discount expenses of $6,534,936; increased by b) accounts receivable of $19,043,753, due to the collection of accounts receivable for sales of graphite anode products; offset by c) accounts payable of $12,490,727 and notes payable of $10,732,066 for purchasing raw materials of graphite anode business; d) inventories of $10,638,275 for more inventory purchases of raw materials, work in progress and finished goods; and e) prepaid expenses and other current assets of $1,810,711, due to an increase in input VAT of $1,598,961.

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

Investing Activities

Net cash used in investing activities amounted to $11,221,084 for the year ended December 31, 2025. It was primarily due to purchase of plant, property and equipment of $6,392,748 and land use right of $3,677,693.

Net cash provided by investing activities amounted to $632,461 for the year ended December 31, 2024. It was primarily due to the following: a) redemption of the short-term investment in the Viner Total Investment Fund for a cash collection of $2,371,942; and b) redemption of the prepayment for investment in the Zhejiang Wangxin Health Technology Co., Ltd. for a cash collection of $708,757; partially offset by c) purchase of plant, property and equipment of $2,464,915.

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

Financing Activities

Net cash provided by financing activities amounted to $54,460,285 for the year ended December 31, 2025, representing: a) proceeds from short-term and long-term loans of $5,704,348 and $41,133,113, respectively; b) proceeds from the issuance of Class A ordinary shares and the November 2025 Warrants of $7,643,162; c) proceeds from an advance capital subscription of $9,739,130 from a non-controlling interest investor in Sunrise Guizhou; and d) proceeds of loans from related parties of $918,261; partially offset by e) repayments on short-term and long-term loans of $1,669,565 and $632,239, respectively; f) repayments on the debt financing from sale and leaseback contracts of $3,278,572; g) repayments on loans from related parties of $3,252,870; and h) repayments on finance lease liabilities of $1,944,483 associated with finance lease contracts for graphite anode material manufacturing facilities.

Net cash provided by financing activities amounted to $10,631,669 for the year ended December 31, 2024, representing: a) proceeds from a short-term and a long-term loan of $1,667,663 and $27,876,982, respectively; and b) proceeds of loans from related parties of $9,145,337; partially offset by c) repayments on a short-term and a long-term loan of $6,948,594 and $4,526,391, respectively; d) prepayment on acquisition cost of long-term loans from CCB for $1,255,027; e) repayments on the debt financing from sale and leaseback contracts of $4,692,271; f) repayments on loans from related parties of $8,797,497; and g) repayments on finance lease liabilities of $2,571,592 associated with finance lease contracts for graphite anode material manufacturing facilities.

Net cash provided by financing activities amounted to $13,679,267 for the year ended December 31, 2023, representing a) proceeds from a short-term and a long-term loan of $7,061,249 and $4,236,750, respectively; b) proceeds from the debt financing from sale and leaseback contracts, net of issuance cost, of $4,825,658; and c) proceeds of loans from related parties of 3,867,883; offset by d) repayments on the debt financing from sale and leaseback contracts of $4,782,564; and e) repayments on finance lease liabilities of $1,282,358 associated with a finance lease contract for graphite anode material manufacturing facilities.

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

Off-Balance Sheet Arrangements

The Company did not have any off-balance sheet arrangements as of December 31, 2025.

Contingencies

The Company may from time to time be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. The following are legal proceedings for the fiscal year ended December 31, 2025 for which the Company has determined material.

On March 17, 2025, Beijing Xindahang Technology Co., Ltd. (“Xindahang”) brought a claim against Sunrise Guizhou in the Daxing’s People’s Court of Beijing City, alleging breach of contract arising from Sunrise Guizhou’s alleged failure to pay financial advisory service fees of RMB2,145,000 (or $306,731). The financial advisory service was associated with Sunrise Guizhou’s share issuance to Xinyang Partnership and the fee was 3% of the total proceeds received. On December 26, 2025, a judgment was made by the Court, which ruled in Xindahang’s favor. Sunrise Guizhou filed an appeal with Beijing Second Intermediate People's Court on January 7, 2026. On April 30, 2026, the court made the decision that the appeal was rejected and the original judgement was upheld.

On August 22, 2025, the supplier of Sunrise Guizhou, Hubei Jinhua New Material Technology Co., Ltd. (“Hubei Jinhua”) brought a claim for a breach of contract against Sunrise Guizhou in the Xianfeng’s People’s Court of (the “Hubei Province Court”), alleging that Sunrise Guizhou failed to pay the goods purchased with an aggregated price of RMB20,541,007 ($2,867,414). RMB20,978,100 ($2,928,430) in a bank account of Sunrise Guizhou was frozen by Hubei Jinhua for the unpaid purchase price, its interests, legal fees, and litigation charges. On November 27, 2025, a judgment was made by the Hubei Province Court, which ruled in Hubei Jinhua’s favor. On January 23, 2026, Sunrise Guizhou appealed to the Enshi Tujia and Miao Autonomous Prefecture Intermediate People’s Court. On March 4, 2026, Sunrise Guizhou’s appeal was rejected and the original judgment was upheld. Sunrise Guizhou has paid Hubei Jinhua as of the date of this annual report, and the freeze on the bank account has been lifted.

On September 8, 2025, Zibo Caijin Holding Group Co., Ltd. (“Zibo Caijin”) brought a civil claim against the VIE in Zhangdian District People’s Court of Zibo City (“Zhangdian District Court”), Shandong Province, alleging that the VIE failed to relocate its address to Zibo City and should return the government relocation subsidy and its interest for a total amount of RMB 23,813,452 ($3,405,278). Zibo Caijin also alleged that Mr. Haiping Hu and Zhuhai Investment should assume joint and several liability pursuant to a personal guaranty. The Company disputed the Zibo Caijin’s claim, as the VIE has been relocated to Zibo City and registered with the local bureau. No judgment has been made by Zhangdian District Court as of the date of this annual report. The VIE’s portion in the investment of Jiazhong and Jinshuibanlv had been frozen by Zibo Caijin on January 19, 2026 for a period of three years. The Company cannot predict the outcome or impact from the foregoing proceeding.

On September 29, 2025, Sunrise Guizhou brought a civil claim in Anlong County People’s Court against Ms. Huiyu Du, the former legal representative of Sunrise Guizhou, for a loss of RMB 43,930,640 ($6,281,998) that resulted from her misconduct and decision-making mistakes during her employment. Regarding the former management officials’ misconduct, Sunrise Guizhou also filed a criminal complaint with the local public security authorities. On February 9, 2026, the case was accepted by the Anlong County Public Security Bureau. Since the case was suspected of involving a criminal offense and had been accepted by the Anlong County Public Security Bureau for investigation, the Anlong County People’s Court made the decision to dismiss the lawsuit on April 20, 2026. This case is still under criminal investigation as of the date of this annual report. Sunrise Guizhou intends to vigorously claim its rights in these matters; however, the Company cannot predict the outcome or impact from such proceedings.

On November 17, 2025, Zibo Caijin brought another civil claim against the VIE in Zhangdian District People’s Court of Zibo City, Shandong Province, alleging that the VIE should compensate Zibo Caijin’s losses by returning the consultation service revenue of RMB 50,000,000 ($7,149,905). The consultation revenue was associated with services provided to Zibo Caijin on investment referrals, initial public offering consultations, investment and financing consultation services during the fiscal year ended December 31, 2020. Zibo Caijin also alleged that Mr. Haiping Hu and Zhuhai Investment should assume joint and several liability, as Mr. Haiping Hu and Zhuhai Investment guaranteed that the VIE and its subsidiaries in Zibo City would be able to pay local taxes for an aggregate amount of RMB 50,000,000 from the year 2021 to 2026. The VIE disputed Zibo Caijin’s claim, as Zibo Caijin had acknowledged the services and confirmed the receipt of the services in writing during the year 2020. The title to the VIE’s building, with a cost of RMB 19,519,182, or $2,791,206, had been frozen by Zibo Caijin, and the VIE is prohibited from transferring the title commencing on January 19, 2026 for a period of three years. No judgement has been made by the Zhangdian District People’s Court as of the date of this annual report. The Company cannot predict the outcome or impact from the foregoing proceeding.

In addition to the aforementioned lawsuits, the Company is also a party to several legal proceedings or claims that the Company believes are immaterial. Litigation liabilities in an aggregate amount of $726,580 with respect to such legal proceedings and claims have been recorded in accrued expenses and other current liabilities as of December 31, 2025. The outcomes of such legal proceedings cannot be predicted as of the date of this annual report and the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

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

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing the Company’s financial statements. Our critical accounting policy and practice for the year ended December 31, 2025 is the warrant recognition. Our critical accounting policies and practices for the year ended December 31, 2024 and 2023 include the following: (i) revenue recognition, (ii) leases, (iii) asset acquisition, (iv) income taxes, (v) the accretion to the redemption value of redeemable non-controlling interests, and (vi) extinguishment of redeemable non-controlling interests. For further information on these accounting policies, see Note 2 to our consolidated financial statements included elsewhere in this annual report.

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

Critical Accounting Estimates for the years ended December 31, 2025, 2024 and 2023

Impairment of long-lived assets

Long-lived assets, including plant, property and equipment, intangible asset, land use rights and finance lease right-of-use assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets or assets group to the estimated undiscounted future cash flows expected to result from the use of the assets or asset group and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets or assets group, the Company would recognize an impairment loss based on the fair value of the assets or assets group, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. Impairments charges for long-lived assets were $nil, $nil, and $3,151,467 recorded in the Company’s consolidated statements of operations and comprehensive loss for the years ended December 31, 2025, 2024 and 2023, respectively.

Critical Accounting Estimates for the years ended December 31, 2024 and 2023

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

The Company used an expected credit loss model for the impairment of financial instruments mentioned above as of period ends. For the allowance of the accounts receivable, the Company believes the aging of accounts receivable is a reasonable parameter to estimate expected credit loss, and determines expected credit losses for accounts receivables using an aging schedule as of period ends. The expected credit loss rates under each aging schedule were developed on the basis of the average historical loss rates from previous years, and adjusted to reflect the effects of those differences in current conditions and forecasted changes. The Company measured the expected credit losses of accounts receivable on a collective basis. When an accounts receivable does not share risk characteristics with other accounts receivables, management will evaluate such accounts receivable for expected credit loss on an individual basis. Doubtful accounts balances are written off and deducted from allowance for credit loss, when receivables are deemed uncollectible, after all collection efforts have been exhausted and the potential for recovery is considered remote. The allowance for credit loss was $7,909,571 and $8,016,322, as of December 31, 2024 and 2023, respectively.

Impairment of inventories

The cost of inventories is calculated using the weighted average method. Inventory shall be measured at the lower of cost and net realizable value. Net realizable value is estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. When evidence exists that the net realizable value of inventory is lower than its cost, the difference shall be recognized as a loss in earnings in the period in which it occurs. The impairment of inventories provided for lower of cost and net realizable value was $3,959,304 and $7,238,819 for the years ended December 31, 2024 and 2023, respectively.

Impairment of long-term investments

For other equity investments that do not have readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock, the Company accounts for these investments at cost minus any impairment, if necessary.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value; the financial condition, operating performance and the prospects of the equity investee. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value. Impairment charges for long-term investments were $nil and $1,450,381 recorded in the Company’s consolidated statements of operations and comprehensive loss for the years ended December 31, 2024 and 2023, respectively.

Valuation allowance on deferred tax assets

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Valuation allowance on deferred tax assets was $10,693,306 as of December 31, 2024.

Accretion to the redemption value of redeemable non-controlling interests

On June 13, 2022, New Kinetic Partnership subscribed 22.8395% of the preferred shares of Sunrise Guizhou, at total cash consideration of RMB200,000,000, $29,467,667. The preferred shares held by the non-controlling shareholder of Sunrise Guizhou could be redeemed by the non-controlling shareholder upon the occurrence of certain events that are not solely within the control of the Company, due to the probability of being redeemed, the Company adjusts the carrying amount of the mezzanine equity to equal the redemption value at the end of each reporting period as if it was the redemption date for the redeemable non-controlling interest. These shares are accounted for as redeemable non-controlling interests. The redeemable non-controlling interests will be recorded at redemption value. The Company accounts for the changes in accretion to the redemption value in accordance with ASC 480, Distinguishing Liabilities from Equity. Accretion on redeemable non-controlling interest was $983,927 and $3,314,857 for the years ended December 31, 2024 and 2023, respectively.

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

On June 18, 2024, the New Kinetic Partnership amended the terms of the investment agreement to waive their preferential rights in dividend and liquidation, and remove the redemption events related to completion of an IPO and meeting performance commitment. In addition, the Company, including Zhuhai Zibo, the controlling shareholder of Sunrise Guizhou, is excluded from the redemption obligor and certain shareholders of Sunrise Guizhou become the sole obligor of the redemption. As a result of the amendments, the Company reclassified the equity interest held by New Kinectic Partnership from mezzanine equity to non-controlling interests.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Haiping Hu	58	Chief Executive Officer (“CEO”), Chairman of the Board of Director (“Chairman”)
Chao Liu	45	Chief Financial Officer (“CFO”), Director
Xiang Luo	55	Independent Director
Mang Wong(1)	47	Independent Director
Xin Zhang	37	Independent Director

(1)	Mr. Mang Wong was appointed as an independent director, effective March 11, 2026. The above table does not include Mr. Jian Pei, who resigned as an independent director of the Company and as a member of each of the audit committee, the compensation committee, and the nominating and corporate governance committee of the board of directors, effective March 11, 2026. The board of directors appointed Mr. Mang Wong to serve as an independent director of the Company and as a member of each of the audit committee, the compensation committee, and the nominating and corporate governance committee, effective March 11, 2026.

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

Mr. Mang Wong was appointed as our director on March 11, 2026. He has served as the research and development director of Shenzhen Harding Energy Co., Ltd. since October 2013, where he is responsible for operations, research and development, and production management. Mr. Wong obtained a college diploma in mechatronics from Hong Kong Commerce College in 1996.

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

B. Compensation of Directors and Executive Officers

The following table sets forth certain information with respect to compensation for the fiscal year ended December 31, 2025, earned by or paid to our chief executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total (US$)

Haiping Hu	2025	92,084	-	210,118	-	-	-	-	302,202
CEO of the Company and the VIE

Chao Liu	2025	40,263	-	21,715	-	-	-	-	61,978
CFO and Director of the Company and the VIE

Jian Pei	2025	-	-	5,429	-	-	-	-	5,429
Independent Director of the Company

Xiang Luo	2025	-	-	5,429	-	-	-	-	5,429
Independent Director of the Company

Xin Zhang	2025	-	-	-	-	-	-	-	-
Independent Director of the Company

2022 Share Incentive Plan

Our board of directors adopted the 2022 Stock Incentive Plan (the “2022 Plan”) in July 2022, effective as of July 11, 2022, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2022 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards is 3,679,200 Class A Ordinary Shares.

As of the date of this annual report, we have issued 3,097,950 Class A Ordinary Shares to qualified persons under the 2022 Plan.

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

Award Agreement

Each award granted under the 2022 Plan is evidenced by an award agreement that sets forth terms, conditions and limitations, which may include the provisions applicable in the event the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

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

2024 Share Incentive Plan

Our board of directors and shareholders adopted the 2024 Stock Incentive Plan (the “2024 Plan”) in February 2024, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2024 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards is 2,613,000 Class A Ordinary Shares.

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

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee, and have adopted a charter for each of the committees. Each committee’s members and functions as of the date of this annual report are described below.

Audit Committee. Our audit committee, formed upon the closing of our IPO, consists of Mr. Xin Zhang, Mr. Xiang Luo and Mr. Mang Wong, with Mr. Xin Zhang serving as the chairman of our audit committee. We have determined that Mr. Xin Zhang, Mr. Xiang Luo and Mr. Mang Wong satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Prior to our IPO, our board also determined that Xin Zhang qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee, formed upon the closing of our IPO, consists of Mr. Xiang Luo, Mr. Xin Zhang and Mr. Mang Wong. Mr. Xin Zhang is the chairman of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee, formed upon the closing of our IPO, consists of Mr. Xin Zhang and Mr. Mang Wong. Mr. Xiang Luo is the chairman of our corporate governance and nominating committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

SDH had 25, 17 and 17 full-time employees as of December 31, 2023, 2024 and 2025, respectively. As of May 14, 2026, SDH had 17 full-time employees. SDH had 7 and 10 employees located in Zibo and Beijing, respectively. The following table sets forth the numbers of our employees by areas of business as of May 14, 2026:

Department	Number of Employees
Senior Management	5
Human Resources & Administration	4
Business & Consulting	1
Customer Service	1
Information Technology	1
Research & Development	1
Finance	4
Total	17

Sunrise Guizhou had 273, 270 and 254 employees as of December 31, 2023, 2024 and 2025 respectively. As of May 14, 2026, Sunrise Guizhou had 249 full-time employees. The following table sets forth the numbers of Sunrise Guizhou’s employees by areas of business as of May 14, 2026.

Department	Number of Employees
Senior Management	7
Human Resources & Administration	13
Research Development & Analysis	28
Manufacturing & Equipment	125
Quality Control	17
Warehouse & Operation	38
Engineering & Construction	10
Supply Chain	4
Information Technology	4
Sales & Marketing	3
Total	249

Generally, we enter into standard employment contracts with our officers, managers, and other employees. According to these contracts, all of our employees are prohibited from engaging in any other employment during the period of their employment with us. None of our employees are members of a labor union and we consider our relationship with our employees to be good.

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of the date of this annual report by:

●	each of our directors and executive officers; and

●	each of our principal shareholders who beneficially own more than 5% of our total outstanding Ordinary Shares.

The calculations in the table below are based on 38,729,250 Ordinary Shares outstanding as of the date of this annual report, including 32,161,978 Class A Ordinary Shares and 6,567,272 Class B Ordinary Shares.

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

Name and Address of Beneficial Owner*	Class A Ordinary Shares Beneficially Owned*	Class B Ordinary Shares Beneficially Owned*	Total Ordinary Shares Beneficially Owned*	% of Total Ordinary Shares	% of Aggregate Voting Power
Director and Executive Officers:
Haiping Hu (1)	2,540,789	6,567,272	9,108,061	23.52	81.88
Chao Liu	272,176	-	272,176	0.70	0.17
Mang Wong	-	-	-	-	-
Xiang Luo	50,000	-	50,000	0.13	0.03
Xin Zhang	-	-	-	-	-
Directors and Executive Officers as a group (5 persons)	2,862,965	6,567,272	9,430,237	24.35	82.08
5% Beneficial Owners**
Haiping Hu, GMB Wisdom Sharing Platform Co., Ltd. (1)	2,540,789	6,567,272	9,108,061	23.52	81.88
GMB Culture Communication Co., Ltd. (2)	2,213,988	-	2,213,988	5.72	1.35
GMB Resource Services Co., Ltd (3)	2,018,586	-	2,018,586	5.21	1.23

*	Unless otherwise indicated, the business address of each of the individuals is Room 703, West Zone, R&D Building, Zibo Science and Technology Industrial Entrepreneurship Park, No. 69, Sanying Road, Zhangdian District, Zibo City, Shandong Province, The PRC.

**	The principal office of each of the 5% beneficial owners are located at Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(1)	Haiping Hu, our CEO and chairman of the Board, beneficially owns 9,108,061 Ordinary Shares, including 2,540,789 Class A Ordinary Shares and 6,567,272 Class B Ordinary Shares. 1,935,200 Class A Ordinary shares are directly held by Mr. Hu, while 605,589 Class A Ordinary Shares and 6,567,272 Class B Ordinary Shares are held through his 100% ownership of GMB Wisdom Sharing Platform Co., Ltd.

(2)	Representing 2,213,988 Class A Ordinary Shares held by GMB Culture Communication Co., Ltd, a British Virgin Islands company. Ertao Zhao, Yidong Zhang, Xiaoli Chen serve as the directors of GMB Culture Communication Co., Ltd. and share the dispositive and voting power of the shares held by GMB Culture.

(3)	Representing 2,018,586 Class A Ordinary Shares Held by GMB Resource Services Co., Ltd., a British Virgin Islands company. Chenming Qi and Cunyou Li, Jinhai Ying, Gesheng Fei, each of whom serves as a director of GMB Resource Services Co., share the dispositive and voting power of the shares held by GMB Resources.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements between GIOP BJ and SDH

See “Item 4. Information on the Company—C. Organizational Structure.”

Material Transactions with Related Parties

Our jurisdiction of organization prescribes certain procedures for related party transactions with directors, and our articles of association mandate that directors with a direct or indirect personal interest in any transaction that conflicts with the Company’s interest shall make that interest known and recorded in the board minutes and shall not participate in discussing or voting on such transaction.

The following is a list of related parties with which the Company had transactions in the fiscal year ended December 31, 2025:

(a)	Ningbo Zhuhai Investment Co., Ltd. (“Zhuhai Investment”), a company controlled by Mr. Haiping Hu.
(b)	Bally Corp. (“Bally”), a company formerly controlled by Mr. Haiping Hu.
(c)	Zhongna Times (Shenzhen) New Energy Technology Co., Ltd. (“Zhongna Times”), a company controlled by Mr. Haiping Hu.
(d)	Shanghai Huiyang Investment Co. (“Shanghai Huiyang”), a company controlled by immediate family members of Mr. Haiping Hu and a 5.40% shareholder of Sunrise Guizhou.
(e)	Shidong (Suzhou) Investment Co., Ltd. (“Suzhou Investment”), a company of which Mr. Haiping Hu is the CEO.
(f)	Mr. Yong Sun, Director of Sunrise Guizhou.
(g)	Mr. Wenwu Zhang, Director of Sunrise Guizhou.
(h)	Mr. Jianfeng Zhu, General Manager, Director and a 14.19% shareholder of Zhongna Times.
(i)	Ms. Jing Ji, CEO of and a 46% shareholder of GMB Technology.
(j)	Haicheng Shenhe, a 9.6451% shareholder of Sunrise Guizhou.
(k)	Ms. Chao Liu, Chief Financial Officer of the Company.
(l)	GMB Internet Technology Co., Ltd., one of the shareholders of the Company.
(m)	GMB Business Communication Co., Ltd. one of the shareholders of the Company.
(n)	GMB Enterprise Cooperation Development Co., Ltd., one of the shareholders of the Company.
(o)	GMB Information Technology Co., Ltd., one of the shareholders of the Company.
(p)	GMB Wisdom Sharing Platform Co., Ltd., one of the shareholders of the Company.
(q)	GMB Technology Co., Ltd., one of the shareholders of the Company.
(r)	GMB Project Incubation Services Co., Ltd., one of the shareholders of the Company.
(s)	Guizhou Yilong New Area Industrial Development and Investment Co., Ltd., a 3.0864% shareholder of Sunrise Guizhou.
(t)	Ms. Fangfei Liu, the spouse of Mr. Haiping Hu.
(u)	Mr. Huiyu Du, the former legal representative of Sunrise Guizhou.
(v)	Beijing Huatai Zhonghe Venture Capital Center (Limited Partnership) (“Huatai Zhonghe”), a limited partnership controlled by Mr. Shousheng Guo.
(w)	Ningbo Meishan Bonded Port Zone Zhihai Yuncheng Investment Management Partnership Enterprise (Limited Partnership) (“Zhihai Yuncheng”), a limited partnership controlled by Mr. Haiping Hu.
(x)	Shenzhen Zhuhai New Energy Co., Ltd. (“Shenzhen Zhuhai”), a company ultimately controlled by Mr. Haiping Hu.

a.	Due from related parties

As of December 31, 2025, 2024 and 2023, the balances of amounts due from related parties were as follows:

		As of December 31,
		2025	2024	2023
Due from related parties
Bally		$-	$5,172	$5,172
Mr. Yong Sun	(3)	404,279	-	-
Mr. Jianfeng Zhu	(4)	285,996	-	-
Zhongna Times	(2)	71,499	-	-
Mr. Shousheng Guo		-	-	100,000
Mr. Wenwu Zhang	(1)	-	321,949	330,991
Ms. Chao Liu		-	-	141,024
Shidong Suzhou		-	-	39,437
Shenzhen Zhuhai	(5)	-	150,699	-
Zhihai Yuncheng		-	63,588	-
Others		700	700	700
Total		$762,474	$542,108	$617,324

(1)

The balance as of December 31, 2024 represented the prepaid acquisition consideration to purchase Mr. Wenwu Zhang’s equity interest in Haicheng Shenhe, for which a full allowance for credit losses of $326,957 was recorded for the year ended December 31, 2025.

(2)

The Company loaned RMB 500,000 ($69,565) to Zhongna Times for its operation for the year ended December 31, 2025. The balance from Zhongna Times as of December 31, 2025 was fully repaid on January 23, 2026.

(3)	The Company loaned RMB 3,725,000 ($518,261) to Mr. Yong Sun as a staff advance for the year ended December 31, 2025. Mr. Yong Sun repaid RMB 897,835 ($124,916) for the year ended December 31, 2025. The outstanding balance from Mr. Yong Sun as of December 31, 2025 was fully repaid in full by May 11, 2026.

(4)	The Company loaned RMB 2,000,000 ($278,261) to Mr. Jianfeng Zhu to support the operation of Zhong Times for the year ended December 31, 2025. The balance from Mr. Jianfeng Zhu as of December 31, 2025 was fully repaid in full by May 11, 2026.

(5)	Shenzhen Zhuhai returned RMB 1,100,000 ($153,044) to the Company for the year ended December 31, 2025.

b.	Due to related parties

As of December 31, 2025, 2024 and 2023, the balances of amounts due to related parties were as follows:

		As of December 31,
		2025		2024	2023
Due to related parties
Mr. Haiping Hu		$		$-	$903,789
Mr. Chenming Qi			-	-	5,476
Ms. Jing Ji			19,841	19,009	19,543
Shanghai Huiyang	(2)		-	235,001	800,785
Haicheng Shenhe			2,618	1,029	451,871
Zhuhai Investment	(1)/(2)		2,136,309	3,442,663	2,183,911
Zhongna Times	(3)		-	493,198	-
Huatai Zhonghe			-	-	98,593
Others			5,909	5,905	197
Total			$2,164,677	$4,196,805	$4,464,165

(1)	The balance as of December 31, 2025 represented the loans from Zhuhai Investment, with the annual interest rate of 4% and due on December 31, 2026.

(2)	Mr. Haiping Hu’s affiliated companies loaned RMB 1,600,000 ($222,609) to the Company for the year ended December 31, 2025; The Company repaid the loan of RMB 14,780,000 ($2,056,348, to Mr. Haiping Hu’s affiliated companies for the year ended December 31, 2025. The interest accrued was RMB 1,382,627 ($192,366) for the year ended December 31, 2025.

(3)	Zhongna Times loaned RMB 5,000,000 ($695,652) to the Company for the year ended December 31, 2025; The Company repaid the loan of RMB 8,600,000 ($1,196,522) to Zhongna Times for the year ended December 31, 2025.

c.	Deferred revenue -related parties

As of December 31, 2025, 2024 and 2023, the balances of deferred revenue of related parties were as follows:

		As of December 31,
		2025	2024	2023
Deferred revenue of related parties
Shanghai Huiyang	(1)	$-	$-	$340,850
Total		$-	$-	$340,850

(1)	The balance as of December 31, 2023 represented the advance from the related party for tailored services.

d.	Related party transactions

Related party purchase

The Company purchased consulting services for knowledge sharing and enterprise business from Zhuhai Investment. For the years ended December 31, 2025, 2024, and 2023, the consulting fee to Zhuhai Investment was $nil, $12,376 and $nil, respectively.

The Company purchased maintenance services for the Company’s APP related to knowledge sharing and enterprise business from Zhihai Yuncheng. For the years ended December 31, 2025, 2024, and 2023, the maintenance fee to Zhihai Yuncheng was $59,065, $32,776 and $nil, respectively.

The Company purchased raw materials for graphite anode material manufacturing from Haicheng Shenhe. For the years ended December 31, 2025, 2024 and 2023, total purchases were $1,330, $nil, and $221,207, respectively.

e.	Related party guarantee

On August 4, 2022, Sunrise Guizhou entered into a line of credit financing contract with Bank of Guizhou for a revolving line credit of RMB 20,000,000 ($2,859,962) for a term from August 4, 2022 to August 3, 2023. Pursuant to the contract, Mr. Haiping Hu and Guizhou Yilong New Area Industrial Development and Investment Co., Ltd., the non-controlling shareholder of Sunrise Guizhou, were the guarantors of the revolving line of credit.

In July 2022, Sunrise Guizhou entered into purchase agreements with original shareholders of Sunrise to acquire 100% of Sunrise Tech’s assets and equity ownership for a gross consideration of RMB 40,000,000, among of which RMB 10,000,000 and RMB 5,000,000 were paid in July 2022 and August 2023, respectively. For the year ended December 31, 2024, the Company and the original shareholders agreed that the RMB 5,000,000 consideration due on August 20, 2024 would be offset by the unpaid RMB 8,960,000 land use rights and property taxes and their associated fines and late payment fees prior to the asset acquisition. For the year ended December 31, 2025, the Company had paid RMB 6,430,000 to the original shareholders of Sunrise Tech. The unpaid consideration RMB 10,000,000 ($1,429,981) will be paid in 2026. The consideration payable is guaranteed by Mr. Haiping Hu.

On September 22, 2022, Sunrise Guizhou entered into an eighteen-month loan with Far East to obtain a loan of RMB 20,000,000 ($2,859,962) for a term from September 22, 2022 to March 21, 2024. On November 4, 2022, Sunrise Guizhou entered into a sale and leaseback financing contract for a three-year financing with Ronghe to obtain an amount of RMB 40,000,000 ($5,719,924) for a term from November 10, 2022 to November 9, 2025. On February 7, 2023, Sunrise Guizhou entered into a sales and leaseback financing contract for a two-year financing with Zhongguancun to obtain an amount of RMB 20,000,000 ($2,859,962) for a term from February 7, 2023 to February 6, 2025. On October 27, 2023, Sunrise Guizhou entered into a sale and leaseback financing contract for a two-year financing with Guomao for RMB 15,000,000 ($2,144,971) for a term from October 27, 2023 to October 26, 2025; On October 14, 2024, Sunrise Guizhou entered into a sale and leaseback financing contract for a thirty two-month financing with Risheng for RMB 6,000,000 ($857,989) for a term from October 14, 2024 to June 15, 2027. Pursuant to these financing contracts, Mr. Haiping Hu, CEO and Chairman of the Board of Directors, was the guarantor for all of such the debts.

On May 16, 2023, Sunrise Guizhou entered into a credit facility agreement with Everbright Bank to obtain a revolving line of credit of up to RMB 100,000,000 ($14,299,810) for a term from June 1, 2023 to May 31, 2024. For the years ended December 31, 2024 and 2023, the Company had been able to utilize the line of credit for RMB 50,000,000, or $7,149,905 , with interest rates from 2% to 4.5% which had matured from June 4, 2024 to September 25, 2024, collateralized by the pledge of land use right of Sunrise Tech for RMB 50,000,000. This line credit was guaranteed by Mr. Haiping Hu, Ms. Fangfei Liu and Ms. Huiyu Du.

On January 18, 2023, Sunrise Guizhou entered into a credit facility agreement with Post Bank to obtain revolving line of credit for up to RMB 30,000,000 ($4,289,943) for a term from January 19, 2023 to January 18, 2031. For the years ended December 31, 2024 and 2023, the Company utilized the line of credit with Post Bank for RMB 28,300,000, or $4,046,846, which had matured from July 2023 to April 2024. In March 2024, the Company repaid the loan. This revolving line of credit loan was guaranteed by Mr. Haiping Hu.

On June 13, 2023, Sunrise Guizhou entered into a finance lease agreement with Chongqing Xingyu Finance Lease Co., Ltd. to lease graphite anode materials production facilities. The principal of the contract was RMB 29,257,844 ($4,183,816), with an interest rate of 5.8%. Payment due on such finance lease was guaranteed by Mr. Haiping Hu and Ms. Fangfei Liu.

On October 26, 2023, Sunrise Guizhou entered into a three-year debt arrangement with SPD Bank to obtain line of credit of up to RMB 50,000,000 ($7,149,905) for a term from November 17, 2023 to November 17, 2026. The Company pledged its intellectual property and patents for the line of credit. Sunrise Guizhou utilized the line of credit by issuing a banker’s acceptance note of up to RMB 20,000,000 ($2,859,962) from SPD. Pursuant to the banker’s acceptance note contract, the Company was obliged to deposit fifty percent of the note payable amount issued as restricted cash in the designated bank account in SPD Bank. Therefore, the line of credit for issuance of acceptance note was RMB 10,000,000 ($1,429,981). As of December 31, 2025, the banker’s acceptance note was RMB 8,770,472 ($1,254,161) and the deposit for commercial note issuance was RMB 4,710,236 ($673,555). Other than the pledge of the Company’s intellectual property and patents, the otherwise unsecured amount of the banker’s acceptance note, which was RMB 4,060,236 ($580,606) was guaranteed by Mr. Haiping Hu.

On March 8, 2024, Sunrise Guizhou obtained a bank loan of RMB 100,000,000 ($14,299,810) from CCB Qianxinan Branch with an interest rate of 9.504% for a term from March 8, 2024 to March 8, 2026. On June 28, 2024, Sunrise Guizhou obtained a bank loan of RMB 100,000,000 ($14,299,810) from CCB Qianxinan Branch for a term from June 28, 2024 to June 28, 2026. These loans were guaranteed by Mr. Haiping Hu.

On April 26, 2024, the Company obtained a loan for RMB 900,000 ($128,698) from WeBank with an interest rate of 9.504% for a term from April 26, 2024 to April 26, 2026. This loan was guaranteed by Ms. Huiyu Du, the former legal representative of Sunrise Guizhou. As of the date of this annual report, the Company has fully repaid this loan.

On June 19, 2024, GIOP BJ entered into a line of credit facility agreement with Industrial Bank to obtain revolving line of credit of up to RMB 7,000,000 ($1,000,987). On July 23, 2024, GIOP BJ obtained a loan for RMB 7,000,000 with an interest rate of one-year loan prime rate plus 0.05% for a term from August 29, 2024 to August 28, 2025. On June 25, 2025, Sunrise Guizhou repaid the loan in full and renewed the line of credit for RMB 7,000,000 with an interest rate of one-year loan prime rate minus 0.2% for a term from June 26, 2025 to June 25, 2026. This loan was guaranteed by Mr. Haiping Hu and Ms. Fangfei Liu.

On July 31, 2024, Sunrise Guizhou entered into a banker’s acceptance note contract with Everbright Bank for issuing banker’s acceptance note to the suppliers of Sunrise Guizhou. Pursuant to the contract, the Company was obliged to deposit fifty percent of the note payable amount issued as restricted cash in the designated bank account in Everbright Bank. As of December 31, 2025 and 2024, the deposit for the note issuance was $1,804,798 and $6,853,541, respectively. Pursuant to the contract, Mr. Haiping Hu and Ms. Fangfei Liu were the guarantors of the unsecured commercial notes for $2,707,198 and $6,853,541 as of December 31, 2025 and 2024, respectively.

On January 9, 2025, Sunrise Guizhou obtained a bank loan of RMB 300,000,000 ($42,899,429) from CCB Qianxinan Branch with a variable interest rate of the loan prime rate plus 0.7%, for a term from January 9, 2025 to January 9, 2039. The loan was guaranteed by Mr. Haiping Hu, Zhuhai Zibo, and Zhuhai Investment.

On March 27, 2025, Sunrise Guizhou entered into a loan agreement for RMB2 9,000,000 ($4,146,945), with an interest rate of 4% for a term from March 31, 2025 to March 30, 2026.  This credit loan was guaranteed by Mr. Haiping Hu and Ms. Fangfei Liu. As of the date of this annual report, the Company has fully repaid this loan.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 for our audited consolidated financial statements.

Legal Proceedings

We are not currently involved in any material legal or administrative proceedings, other than those disclosed in “Item 5. Operating and Financial Review and Prospects— Contingencies.” From time to time, we may be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Such legal or administrative claims and proceedings, even if without merit, could result in the expenditure of financial and management resources and potentially result in civil liability for damages.

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

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our amended and restated memorandum and articles of association (the “Memorandum and Articles”), the Companies Act, the common law of the Cayman Islands, our corporate governance documents and rules and regulations of the stock exchange on which our shares are traded. The Memorandum and Articles are filed herein as Exhibit 1.1 to this annual report and are hereby incorporated by reference into this annual report. You may refer to Exhibit 2.3 for a detailed disclosure of description of our securities registered under Section 12 of the Exchange Act of 1934, as amended, of the Memorandum and Articles.

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

We believe that E-Power Inc. is not a resident enterprise for PRC tax purpose. E-Power Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of E-Power Inc., including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

If the PRC tax authorities determine that E-Power Inc. is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that E-Power Inc. is treated as a PRC resident enterprise.

See “Risk Factors — Risks Related to Doing Business in China — Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Value-added Tax

According to the Provisional Regulations of the PRC on Value-Added Tax, the Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax, the MOF and SAT Circular 32 (the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates), and MOF, SAT and GAC Circular 39 (the Announcement on Policies for Deepening the VAT Reform), all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 13%, 9%, 6% and 0%, and the VAT tax rate of 3% is applicable to small-scale taxpayers. On December 25, 2024, the Standing Committee of the National People’s Congress promulgated the VAT Law, which became effective on January 1, 2026 and replaced the Provisional Regulations of the PRC on Value-Added Tax. The VAT Law of the PRC provides that VAT rates generally applicable are simplified as 13%, 9% and 6%, and the VAT rate for simplified tax calculation method is 3%. To refine and implement the provisions of the VAT Law, the Regulations for the Implementation of the Value-Added Tax Law of the PRC was promulgated on December 25, 2025 and became effective on January 1, 2026. The VAT tax rates applicable to our PRC subsidiaries and consolidated affiliates are as follows: 13% on graphite anode material sales for Sunrise Guizhou, Zibo Shidong, Sunrise Chenhui and Sunrise Anhui; 6% on services for Shidong Cloud and the VIE and its subsidiaries, including Zibo Shidong and GMB (Hangzhou); 3% for small-scale taxpayers including and GIOP BJ.

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

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following brief summary sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. This brief description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

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

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company (PFIC) rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

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

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The Company did not declare or pay any dividends with respect to its Ordinary Shares for the fiscal year ended December 31, 2025.

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

Based upon our current and projected income and assets, including the proceeds we received from our initial public offering and the value of our Ordinary Shares, it is believed we are not a PFIC for the current taxable year. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Furthermore, fluctuations in the market price of our Ordinary Shares may cause us to be classified as a PFIC for any future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares from time to time (which may be volatile). In addition, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our prior public offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the U.S. Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the U.S. Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold the Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for the Ordinary Shares when inherited from a decedent that was previously a holder of the Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) the Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits the Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in the Ordinary Shares and the elections discussed above.

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Nevertheless, our directors and officers are required to file Section 16(a) reports (Forms 3, 4, and 5) with the SEC to report beneficial ownership interests in us.

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

Liquidity Risk

The Company is exposed to liquidity risk, which is a risk that the Company will be unable to provide sufficient capital resources and liquidity to meet commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions and related parties to obtain short-term and long-term funding to cover any liquidity shortage.

On January 9, 2025, Sunrise Guizhou obtained a bank loan of RMB300,000,000 from China Construction Bank (“CCB”), which was exclusively for construction payment of manufacturing facilities and machine purchase. CCB transferred the loan funds to the Company’s bank account opened in CCB (“CCB account”). The Company initiates payment to its supplier from CCB account and will be responsible for the authenticity and accuracy of the transaction. CCB shall subsequently perform a formality review on whether the payment is consistent with the loan purpose. The formality review includes checking transaction information, payment amount, payee and payee’s bank information. When CCB completes the formality review and believes that the payment meets the loan purpose, the payment will be transferred to the payee’s bank account. As of December 31, 2025, cash and cash equivalents in CCB account which would be subject to payment formality review was RMB 96,847,349, or $13,848,987.

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

Initial Public Offering

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

July 2025 Registered Direct Offering

On July 31, 2025, the Company entered into a securities purchase agreement with the investor named therein, pursuant to which the Company agreed to issue and sell, in the July 2025 Registered Direct Offering, 1,000,000 Class A ordinary shares of the Company, par value $0.0001 per share. The purchase price for each share was $0.55. The July 2025 Registered Direct Offering closed on September 23, 2025. None of the transaction expenses incurred in respect of the July 2025 Registered Direct Offering included payments to directors or officers of the Company or their associates, or any persons owning 10% or more of the equity securities of the Company or its affiliates. None of the net proceeds the Company received from the July 2025 Registered Direct Offering were paid, directly or indirectly, to any of the directors or officers of the Company or their associates, or any persons owning 10% or more of the equity securities of the Company or its affiliates. The Company received approximately $550,000 in gross proceeds from the July 2025 Registered Direct Offering and has used the net proceeds from the July 2025 Registered Direct Offering for working capital and general corporate purposes.

August 2025 Registered Direct Offering

On August 8, 2025, the Company entered into a securities purchase agreement with the investor named therein, pursuant to which the Company agreed to issue and sell, in the August 2025 Registered Direct Offering, 3,000,000 Class A ordinary shares of the Company, par value $0.0001 per share. The purchase price for each share was $0.55. The August 2025 Registered Direct Offering closed on October 3, 2025. None of the transaction expenses incurred in respect of the August 2025 Registered Direct Offering included payments to directors or officers of the Company or their associates, or any persons owning 10% or more of the equity securities of the Company or its affiliates. None of the net proceeds the Company received from the August 2025 Registered Direct Offering were paid, directly or indirectly, to any of the directors or officers of the Company or their associates, or any persons owning 10% or more of the equity securities of the Company or its affiliates. The Company received approximately $1,650,000 in gross proceeds from the registered direct offering and has used the net proceeds from the August 2025 Registered Direct Offering for working capital and general corporate purposes.

November 2025 Offering

On November 3, 2025, the Company entered into subscription agreements with three purchasers, pursuant to which the purchasers agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to the purchasers, an aggregate of 7,000,000 Class A ordinary shares, par value US$0.0001 per share, of the Company, together with the November 2025 Warrants to purchase up to 3,500,000 Class A ordinary shares, at a combined purchase price of $0.80 per unit, each unit consisting of one Class A ordinary share and one-half of one warrant, for an aggregate purchase price of $5,600,000. The November 2025 Warrants have an exercise price of $0.80 per share, were initially exercisable immediately upon issuance, and expire one year from the date of issuance. The transaction was closed on November 19, 2025. None of the transaction expenses incurred in respect of the November 2025 Offering included payments to directors or officers of the Company or their associates, or any persons owning 10% or more of the equity securities of the Company or its affiliates. None of the net proceeds the Company received from the November 2025 Offering were paid, directly or indirectly, to any of the directors or officers of the Company or their associates, or any persons owning 10% or more of the equity securities of the Company or its affiliates. The Company has used $2,550,116 from the November 2025 Offering for working capital and general corporate purposes and intends to use the remaining net proceeds of $3,049,884 for the same purposes.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2025, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2025 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, failed to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures.

Our conclusion is based on (i) the fact that we lack formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework over financing reporting; and (ii) we lack accounting staff and resources with appropriate knowledge of generally accepted U.S. accounting principles (“U.S. GAAP”) and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issues in accordance with U.S. GAAP and the SEC requirements. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and (ii) organizing regular training for our accounting staff, especially training related to U.S. GAAP and SEC reporting requirements.

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

In the course of preparing our consolidated financial statements for the year ended December 31, 2025, we identified material weaknesses and other control deficiencies in our internal control over financial reporting as of December 31, 2025. The material weaknesses identified included: (1) a lack of formal internal controls policies over financial closing and reporting processes, which may increase risk of error, fraud, misstatement of financial reporting, or even non-compliance with related regulations for a U.S. listed Group; (2) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, and accounting policies and procedures manual that covers U.S. GAAP and SEC financial reporting requirements to complete relate US GAAP and SEC reporting; and (3) a lack of appropriately restricted to privileged level access to employees. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2025.

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

	Year Ended December 31,
Services	2025	2024
	US$	US$
Audit fees	$300,000	$230,000
Total fees(1)	$300,000	$230,000

Note:

(1)	“Total fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

The policy of our audit committee is to pre-approve all audit services provided by WW, our independent registered public accounting firm as described above.

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

The Board of Directors of the Company elected to follow the Company’s home country rules in lieu of NASDAQ Listing Rule 5635, 5640, and 5620(a). The Company, therefore, (1) is not required to obtain shareholder approval prior to entering into a transaction with the potential to issue securities, (2) is not subject to the voting rights rules under NASDAQ Listing Rule 5640, and (3) is not required to hold annual shareholder meetings.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of E-Power Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1*	Fourth Amended and Restated Memorandum and Articles of Association.

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-233745), as amended)

2.3*	Description of Securities

4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.2	Form of Indemnification Agreement by and between executive officers, directors and the Registrant (incorporated herein by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.4	Equity Pledge Agreement dated June 10, 2019, by and among GIOP BJ, SDH, and shareholders of SDH (incorporated herein by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.5	Exclusive Technical and Consulting Services Agreement, dated June 10, 2019, by and between GIOP BJ and SDH (incorporated herein by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.6	Form of Power of Attorney, by and among GIOP BJ, SDH, and shareholders of SDH (incorporated herein by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.7	Form of Spousal Consent, by and among GIOP BJ, SDH, and certain spouses of shareholders of SDH (incorporated herein by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.9	Exclusive Option Agreement, dated June 10, 2019, by and among GIOP BJ, SDH, and shareholders of SDH (incorporated herein by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.10	Strategic Cooperation Agreement, dated May 30, 2016, by and between Beijing Winning at the Frontlines Cultural Exchange Co., Ltd. and GMB (Beijing) (incorporated herein by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.11	Copyright Authorization Agreement, dated May 30, 2016 by and between Beijing Winning at the Frontlines Cultural Exchange Co., Ltd. and GMB (Beijing) (incorporated herein by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-233745), as amended)

4.12	Investment Agreement, dated April 2, 2022, by and among Zhuhai (Zibo) Investment Co., Ltd and other parties (incorporated herein by reference to Exhibit 4.13 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 2, 2022)

4.13	State-owned Construction Land Right Use Assignment, dated December 24, 2021, by and between Natural Resources Bureau of Qianxinan Prefecture, Yilong New District Branch and Sunrise (Guizhou) New Energy Materials Co., Ltd. (incorporated herein by reference to Exhibit 4.14 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 2, 2022)

4.14	Investment Agreement, dated April 11, 2021, by and among Global Mentor Board (Beijing) Information Technology Co, Ltd., Beijing Tax Star Technology Co., Ltd., Beijing Zhitong Zhenye Technology Co., Ltd., and Li Jiyou (incorporated herein by reference to Exhibit 4.16 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 2, 2022)

4.15	Shenzhen Jiazhong Innovation Investment Enterprise (Limited Partnership) Partnership Agreement, dated June 1, 2021, by and among Global Mentor Board (Beijing) Information Technology Co., Ltd and other parties (incorporated herein by reference to Exhibit 4.18 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 2, 2022)

4.16	Agreement of Action in Concert, dated April 12, 2022, among Zhuhai Zibo and twelve original shareholders of Sunrise Guizhou (incorporated herein by reference to Exhibit 10.2 to our report on Form 6-K, filed with the SEC on June 23, 2022)

4.17	Purchase Agreement, dated July 2, 2022, between Sunrise Guizhou and former shareholders of Sunrise Tech (formerly known as Anlong Hengrui Graphite Material Co., Ltd.) (incorporated herein by reference to Exhibit 4.20 to our annual report on Form 20-F, filed with the SEC on May 16, 2023)

4.18	Securities Purchase Agreement, dated July 31, 2025, by and between E-Power Inc., formerly known as Sunrise New Energy Co., Ltd., and the purchaser named therein. (incorporated by reference to Exhibit 10.1 of the Form 6-K, filed with the SEC on September 26, 2025)

4.19	Joint Venture Agreement, dated August 5, 2025, by and among E-Power Inc., formerly known as Sunrise New Energy Co., Ltd., SDH (HK), Kekecely Ltd., and Simple Cloud Technology. (incorporated by reference to Exhibit 10.1 of the Form 6-K, filed with the SEC on August 8, 2025)

4.20	Securities Purchase Agreement, dated August 8, 2025, by and between E-Power Inc., formerly known as Sunrise New Energy Co., Ltd., and the purchaser named therein. (incorporated by reference to Exhibit 10.1 of the Form 6-K filed with the SEC on October 3, 2025)

4.21	Subscription Agreements, dated November 3, 2025, by and among E-Power Inc., formerly known as Sunrise New Energy Co., Ltd., and the three purchasers named therein. (incorporated by reference to Exhibit 10.1 of the Form 6-K filed with the SEC on November 6, 2025)

4.22	Sales and leaseback contract, dated September 22, 2022, between Sunrise Guizhou and Far East International Financial Leasing Co., Ltd. (incorporated herein by reference to Exhibit 4.21 to our annual report on Form 20-F, filed with the SEC on May 16, 2023)

4.23	Sales and leaseback contract, dated November 4, 2022, between Sunrise Guizhou and China Power Investment Ronghe Financial Leasing Co., Ltd. (incorporated herein by reference to Exhibit 4.22 to our annual report on Form 20-F, filed with the SEC on May 16, 2023)

4.24	English translation of Working Capital Loan Contract (RMB 100 million) between Sunrise (Guizhou) New Energy Materials Co., Ltd. and China Construction Bank Co., Ltd. Qianxinan Prefecture Branch, dated March 8, 2024 (incorporated herein by reference to Exhibit 4.20 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 16, 2024)

4.25	English translation of Comprehensive Credit Agreement (RMB 100 million) between Sunrise (Guizhou) New Energy Materials Co., Ltd. and Guiyang Branch of China Everbright Bank Co., Lt, dated May 16, 2023 (incorporated herein by reference to Exhibit 4.21 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 16, 2024)

4.26	English translation of Lease Sale Contract (RMB 15M) between Sunrise (Guizhou) New Energy Materials Co., Ltd. and Xiamen Guomao Chuangcheng Financial Leasing Co., dated October 26, 2023 (incorporated herein by reference to Exhibit 4.22 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 16, 2024)

4.27	English Translation of Sale and Leasback Agreement between Sunrise (Guizhou) New Energy Materials Co., Ltd. and Zhongguancun Technology Leasing Co., Ltd.., dated February 7, 20 (incorporated herein by reference to Exhibit 4.23 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 16, 2024)

4.28	English translation of loan Contract of Small Business Credit (RMB 30M) between Sunrise (Guizhou) New Energy Materials Co., Ltd. and Posal Savings Bank of China, dated January 8, 2023 (incorporated herein by reference to Exhibit 4.24 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 16, 2024)

4.29	English translation of Subscription Agreement between E-Power Inc. and Chong Ee Chang, dated October 18, 2024 (incorporated herein by reference to Exhibit 4.24 of the Form 6-K, filed with the SEC on October 21, 2024)

4.30	English translation of Fixed Asset Loan Agreement between Sunrise (Guizhou) New Energy Materials Co., Ltd. and China Construction Bank Corporation, Qianxinan Prefecture Branch, dated December 26, 2024 (incorporated herein by reference to Exhibit 4.26 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 15, 2025)

4.31	English translation of Working Capital Loan Contract (RMB 100 million) between Sunrise (Guizhou) New Energy Materials Co., Ltd. and Qianxinan Branch of China Construction Bank Corporation, dated March 8, 2024 (incorporated herein by reference to Exhibit 4.27 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 15, 2025)

4.32	English translation of Bill Acceptance Agreement between Sunrise (Guizhou) New Energy Materials Co., Ltd. and Guiyang Branch of China Everbright Bank Co., Ltd., dated July 3, 2024 (incorporated herein by reference to Exhibit 4.28 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 15, 2025)

4.33	English translation of Working Capital Loan Contract (RMB 29 million) between Sunrise (Guizhou) New Energy Materials Co., Ltd. and Guiyang Branch of China Everbright Bank Co., Ltd., dated March 31, 2025 (incorporated herein by reference to Exhibit 4.29 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 15, 2025)

4.34	English translation of Working Capital Loan Contract (RMB 100 million) between Sunrise (Guizhou) New Energy Materials Co., Ltd. and Guiyang Branch of China Everbright Bank Co., Ltd., dated June 28, 2024 (incorporated herein by reference to Exhibit 4.30 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 15, 2025)

4.35	English translation of Capital Increase Agreement among Jieshou Xinyang Zhanxin Equity Investment Fund Partnership, Sunrise (Guizhou) New Energy Materials Co., Ltd., and certain shareholders, dated December 3, 2024 (incorporated herein by reference to Exhibit 4.31 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 15, 2025)

8.1*	Principal subsidiaries and consolidated affiliated entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to our annual report on Form 20-F (File No. 001-40008), filed with the SEC on May 15, 2025)

11.2	Insider Trading Policy (incorporated herein by reference to Exhibit 11.2 to our annual report on Form 20-F (File No. 001-40008) for the fiscal year ended December 31, 2023, filed with the SEC on May 16, 2024)

12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Jincheng Tongda & Neal Law Firm

15.2*	Consent of Marcum Asia CPAs LLP

15.3*	Consent of Wei, Wei & Co., LLP

97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to our annual report on Form 20-F (File No. 001-40008) for the fiscal year ended December 31, 2023, filed with the SEC on May 16, 2024)

101.*	The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income (Loss), (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags

104.*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

E-Power Inc.

By:	/s/ Haiping Hu
Name:	Haiping Hu
Title:	Chairman, Chief Executive Officer, and Director

Date:	May 14, 2026

E-POWER INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of E-Power Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of E-Power Inc. (formerly known as “Sunrise New Energy Co., Ltd.”), and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the year in the two-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Flushing, New York

May 14, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

E-Power Inc. (Formerly known as Sunrise New Energy Co., Ltd.)

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive loss, changes in equity and cash flows of E-Power Inc. (the “Company”) for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows of the Company for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting due to the adoption of ASU No. 2023-07, Segment Reporting discussed in Note 26 to the financial statements, and accordingly, we do not express an opinion or any form of assurance about whether such adjustments is appropriate or properly applied. The adjustments were audited by other auditors.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 3, the Company has a significant working capital deficiency, has incurred significant recurring operating losses and negative cash flows from operating activities and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor from 2018 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022) to 2025

New York, New York

May 15, 2024

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001

Phone 646.442.4845 • Fax 646.349.5200 • www.marcumasia.com

E-POWER INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2025	2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$21,838,471	$1,264,463
Restricted cash	6,311,630	8,096,121
Accounts receivable, net	9,941,071	28,992,149
Notes receivable	3,309,930	2,381,940
Inventories, net	24,110,221	17,660,390
Due from related parties	762,474	542,108
Prepaid expenses and other current assets	5,969,432	4,073,702
TOTAL CURRENT ASSETS	72,243,229	63,010,873

NON-CURRENT ASSETS
Long-term prepayments and other non-current assets	2,639,707	3,039,185
Plant, property and equipment, net	63,945,861	60,503,274
Land use rights, net	13,118,020	9,197,978
Intangible assets, net	217,303	71,909
Long-term investments, net	2,246,308	2,007,957
Finance lease right-of-use assets	2,026,021	5,191,856
TOTAL NON-CURRENT ASSETS	84,193,220	80,012,159

TOTAL ASSETS	156,436,449	143,023,032

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	36,814,691	49,959,735
Note payable	5,766,157	16,091,959
Short-term loan	5,862,922	1,643,993
Deferred revenue	1,525,314	1,809,366
Deferred government subsidy	3,645,737	3,049,607
Due to related parties	2,164,677	4,196,805
Income taxes payable	505,150	491,745
Finance lease liabilities, current	336,191	1,603,694
Long-term loan, current	29,375,697	485,556
Long-term payable, current	298,996	3,231,126
Consideration payable, current	1,397,337	801,866
Advance of subscription payment	9,709,571	-
Accrued expenses and other current liabilities	3,262,986	3,391,157
TOTAL CURRENT LIABILITIES	100,665,426	86,756,609

NON-CURRENT LIABILITIES
Long-term loan, non-current	39,559,052	26,410,701
Finance lease liabilities, non-current	-	629,053
Long term payable, non-current	122,409	403,726
Consideration payable, non-current	-	1,338,719
Deferred tax liabilities, net	197,392	189,551
TOTAL NON-CURRENT LIABILITIES	39,878,853	28,971,750

TOTAL LIABILITES	140,544,279	115,728,359

COMMITMENTS AND CONTINGENCIES (Note 25)

EQUITY
Class A ordinary shares* (3,500,000,000 shares authorized; $0.0001 par value, 32,161,978 and 20,419,678 shares issued and outstanding as of December 31, 2025 and 2024, respectively)	3,215	2,041
Class B ordinary shares* (1,500,000,000 shares authorized; $0.0001 par value, 6,567,272 shares issued and outstanding as of December 31, 2025 and 2024)	657	657
Subscription receivable	-	(100,000)
Additional paid-in capital	45,764,415	32,175,698
Warrant	910,593	-
Statutory reserves	2,481,963	2,477,940
Accumulated deficits	(58,883,066)	(42,243,463)
Accumulated other comprehensive loss	(2,381,764)	(2,577,144)
TOTAL SHAREHOLDERS’ DEFICIT ATTRIBUTABLE TO E-POWER INC. ORDINARY SHAREHOLDERS	(12,103,987)	(10,264,271)
Non-controlling interests	27,996,157	37,558,944
TOTAL EQUITY	15,892,170	27,294,673

TOTAL LIABILITIES AND EQUITY	$156,436,449	$143,023,032

*	Retrospectively restated for effect of share re-designation on April 8, 2024 (see Note 23).

The accompanying notes are an integral part of these consolidated financial statements.

E-POWER INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended December 31,
	2025	2024	2023

REVENUES, NET
Products	$46,342,154	$64,365,362	$44,384,004
Service	73,978	632,379	666,401
Total revenues	46,416,132	64,997,741	45,050,405

COSTS OF REVENUES
Products	52,252,338	70,782,649	57,172,626
Service	11,278	12,672	281,030
Total cost of revenues	52,263,616	70,795,321	57,453,656

GROSS LOSS	(5,847,484)	(5,797,580)	(12,403,251)

OPERATING EXPENSES
Selling expenses	895,099	899,760	742,167
General and administrative expenses	7,329,317	7,391,664	13,040,038
Research and development expenses	1,955,588	2,507,324	1,193,082
Impairment of intangible assets	-	-	3,151,467
Total operating expenses	10,180,004	10,798,748	18,126,754

LOSS FROM OPERATIONS	(16,027,488)	(16,596,328)	(30,530,005)

OTHER (EXPENSES) INCOME
Investment income (losses)	146,361	198,176	(1,170,974)
Interest expense, net	(4,566,816)	(2,018,680)	(2,162,109)
Share subscription discount expenses	(6,534,936)	-	-
Other income, net	323,111	441,231	942,138
Total other expenses, net	(10,632,280)	(1,379,273)	(2,390,945)

LOSS BEFORE INCOME TAXES	(26,659,768)	(17,975,601)	(32,920,950)

Income taxes (benefit) provision	(387)	5,563	(226)

NET LOSS	(26,659,381)	(17,981,164)	(32,920,724)
Less: net loss attributable to non-controlling interests	(10,023,801)	(6,204,728)	(8,688,144)
NET LOSS ATTRIBUTABLE TO E-POWER INC. ORDINARY SHAREHOLDERS	$(16,635,580)	$(11,776,436)	(24,232,580)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	656,394	(962,919)	(1,165,807)
TOTAL COMPREHENSIVE LOSS	(26,002,987)	(18,944,083)	(34,086,531)
Less: comprehensive loss attributable to non-controlling interests	(9,562,787)	(6,579,590)	(9,220,222)
COMPREHENSIVE LOSS ATTRIBUTABLE TO ORIDNARY SHAREHOLDERS OF E-POWER INC.	$(16,440,200)	$(12,364,493)	(24,866,309)

LOSS PER SHARE
Basic and diluted - Class A and Class B ordinary shares	$(0.57)	$(0.48)	$(1.08)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic and diluted - Class A and Class B ordinary shares	29,043,280	26,404,589	25,622,195

The accompanying notes are an integral part of these consolidated financial statements.

E-POWER INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares*									Accumulated	Total equity (deficit)
	Class A ordinary shares		Class B ordinary shares		Subscription	Additional paid-in		Statutory	Accumulated	other comprehensive	attributable to ordinary	Non- controlling	Total
	Shares	Amount	Shares	Amount	receivable	capital	Warrant	reserves	deficits	loss	shareholders	interests	equity
Balance as of December 31, 2022	18,794,278	$1,879	6,567,272	$657	$-	$33,789,702	$-	$2,477,940	$(6,234,447)	$(1,355,358)	$28,680,373	$13,452,895	$42,133,268
Capital contributions from non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	3,910,897	3,910,897
Accretion to the redemption value of redeemable non-controlling interests	-	-	-	-	-	(3,314,857)	-	-	-	-	(3,314,857)	-	(3,314,857)
Net loss	-	-	-	-	-	-	-	-	(24,232,580)	-	(24,232,580)	(8,688,144)	(32,920,724)
Share-based compensation	-	-	-	-	-	2,145,801	-	-	-	-	2,145,801	-	2,145,801
Settlement for vested shares	779,800	78	-	-	-	(78)	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	(633,729)	(633,729)	(532,078)	(1,165,807)
Balance as of December 31, 2023	19,574,078	$1,957	6,567,272	$657	$-	$32,620,568	$-	$2,477,940	$(30,467,027)	$(1,989,087)	$2,645,008	$8,143,570	$10,788,578

Issuance of ordinary shares	103,300	10	-	-	(100,000)	99,990	-	-	-	-	-	-	-
Acquisition of non-controlling interests	-	-	-	-	-	(533,602)	-	-	-	-	(533,602)	467,851	(65,751
Accretion to the redemption value of redeemable non-controlling interests	-	-	-	-	-	(983,927)	-	-	-	-	(983,927)	-	(983,927)
Derecognition of redeemable non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	35,527,113	35,527,113
Net loss	-	-	-	-	-	-	-		(11,776,436)	-	(11,776,436)	(6,204,728)	(17,981,164)
Share-based compensation	-	-	-	-	-	972,743	-	-	-	-	972,743	-	972,743
Settlement for vested shares	742,300	74	-	-	-	(74)	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	(588,057)	(588,057)	(374,862)	(962,919)

Balance as of December 31, 2024	20,419,678	$2,041	6,567,272	$657	$(100,000)	$32,175,698	$-	$2,477,940	$(42,243,463)	$(2,577,144)	$(10,264,271)	$37,558,944	$27,294,673

Issuance of ordinary shares and warrants	11,000,000	1,100	-	-	-	13,266,405	910,593	-	-	-	14,178,098	-	14,178,098
Collection of subscription receivable	-	-	-	-	100,000	-	-	-	-	-	100,000	-	100,000
Surplus reserve	-	-	-	-	-	-	-	4,023	(4,023)	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	(16,635,580)	-	(16,635,580)	(10,023,801)	(26,659,381)
Share-based compensation	-	-	-	-	-	322,386	-	-	-	-	322,386	-	322,386
Settlement for vested shares	742,300	74	-	-	-	(74)	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	195,380	195,380	461,014	656,394
Balance as of December 31, 2025	32,161,978	$3,215	6,567,272	$657	$-	$45,764,415	$910,593	$2,481,963	$(58,883,066)	$(2,381,764)	$(12,103,987)	$27,996,157	$15,892,170

*	Retrospectively restated for effect of share re-designation on April 8, 2024 (see Note 23).

The accompanying notes are an integral part of these consolidated financial statements.

E-POWER INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2025	2024	2023

Cash flows from operating activities
Net loss	$(26,659,381)	$(17,981,164)	$(32,920,724)
Adjusted to reconcile net loss to cash used in operating activities
Depreciation and amortization	5,683,727	4,881,946	3,953,328
Amortization of land use right	255,526	214,499	217,977
Share-based compensation	322,386	972,743	2,145,801
Deferred tax benefits	(446)	(446)	(454)
Interest expense	1,117,115	166,999	575,075
Investment (income) losses	(146,361)	(198,176)	1,170,974
Provision for credit loss	210,686	113,854	3,428,033
Impairment of inventory	5,119,406	3,959,304	7,238,819
Impairment of intangible assets	-	-	3,151,467
Share subscription discount expenses	6,534,936	-	-
Amortization of finance lease right-of-use assets	444,348	622,203	338,627
Changes in operating assets and liabilities:
Accounts receivable	19,043,753	(20,706,075)	(4,074,715)
Note receivable	(801,416)	(1,592,262)	17,080
Due from related parties	219,750	(89,314)	(225,160)
Inventories	(10,638,275)	(6,241,347)	(5,095,430)
Prepaid expenses and other current assets	(1,810,711)	(1,309,420)	6,157,166
Accounts payable	(12,490,727)	17,837,613	6,133,132
Notes payable	(10,732,066)	12,230,606	63,504
Income taxes payable	(7,906)	19,537	-
Deferred revenue	(18,175)	1,154,441	8,724
Deferred government subsidy	537,739	314,076	-
Due to related parties	(506,166)	(544,274)	(295,728)
Accrued expenses and other current liabilities	(838,326)	822,500	729,509
Net cash used in operating activities	(25,160,584)	(5,352,157)	(7,282,995)

Cash flows from investing activities
Purchase of plant, property and equipment	(6,392,748)	(2,464,915)	(5,472,778)
Loans to third parties	(194,783)	-	(16,947)
Loans repayment by third party	69,565	16,677	-
Prepayment for finance lease right-of-use assets	-	-	(1,029,195)
Deposit paid for finance lease	-	-	(655,990)
Collection of deposit paid for sales and leaseback financing and finance lease	473,043	-	-
Purchase of land use right	(3,677,693)	-	-
Purchase of intangible assets	(78,122)	-	-
Loans to related parties	(866,087)	-	-
Repayment of loan to related party	277,960	-	-
Redemption of prepayment for investment	-	708,757	-
Redemption of short-term investment	-	2,371,942	878,000
Consideration paid for asset acquisition	(832,219)	-	(706,125)
Net cash (used in) provided by investing activities	(11,221,084)	632,461	(7,003,035)

Cash flows from financing activities
Proceeds from short-term loan	5,704,348	1,667,663	7,061,249
Repayment on short-term loan	(1,669,565)	(6,948,594)	-
Proceeds from long-term loan, net of issuance cost	41,133,113	27,876,982	4,236,750
Repayment on long-term loan	(632,239)	(4,526,391)	(240,082)
Prepayment of acquisition cost of long-term borrowings	-	(1,255,027)	-
Proceeds from long term payable, net of issuance cost	-	798,810	4,825,658
Repayment on long term payable	(3,278,572)	(4,692,271)	(4,782,564)
Proceeds from short-term borrowings from third parties	-	-	2,118,375
Repayments on short-term borrowings to third parties	-	-	(2,118,375)
Loans from related parties	918,261	9,145,337	3,867,883
Repayment on loans from related parties	(3,252,870)	(8,797,497)	(155,347)
Repayment on finance lease liabilities	(1,944,483)	(2,571,592)	(1,282,358)
Collection of subscription receivable	100,000	-	-
Issuance of ordinary shares and warrants, net of issuance cost	7,643,162
Acquisition of non-controlling interests	-	(65,751)	-
Proceeds from advance capital subscripiton	9,739,130	-	-
Proceeds from capital contributions by non-controlling shareholders	-	-	148,078
Net cash provided by financing activities	54,460,285	10,631,669	13,679,267

Effect of foreign exchange rate on cash, cash equivalents and restricted cash	710,900	(172,056)	(66,587)
Net increase (decrease) in cash, cash equivalents and restricted cash	18,789,517	5,739,917	(673,350)
Cash, cash equivalents and restricted cash, beginning of year	9,360,584	3,620,667	4,294,017
Cash, cash equivalents and restricted cash, end of year	$28,150,101	$9,360,584	$3,620,667

Cash, cash equivalents and restricted cash, end of year	28,150,101	9,360,584	3,620,667
Less: restricted cash	6,311,630	8,096,121	2,224,722
Cash and cash equivalents, end of year	21,838,471	1,264,463	1,395,945

Supplemental disclosure of cash flow information
Cash paid for income tax	$7,847	-	$42
Cash paid for interest	$3,449,701	$1,868,263	1,377,302
Supplemental non cash transactions
Finance lease right-of-use assets obtained in exchange of finance lease liabilities	-	-	$5,457,510
Plant, property and equipment obtained from account payable	-	-	$15,771,926
Plant, property and equipment obtained from capital contribution by non-controlling shareholders	-	-	$3,762,819
Consideration payable offset by land use right and property tax payable by Sunrise Tech original shareholder before the asset acquisition (Note 13)	-	$1,060,422	-
Plant, property and equipment obtained from finance lease right-of-use assets at the end of the lease term	$2,857,043	-	-

The accompanying notes are an integral part of these consolidated financial statements.

E-POWER INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

E-Power Inc. (“EPOW”), previously known as Global Internet of People, Inc., Sunrise New Energy Co. Ltd., or GIOP, is an exempted company with limited liability incorporated under the laws of the Cayman Islands on February 22, 2019. It is a holding company with no business operation.

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

SDH is a limited liability company incorporated on December 5, 2014 under the laws of China. Since 2017, SDH established several subsidiaries in China, including Global Mentor Board (Hangzhou) Technology Co., Ltd. (“GMB Hangzhou”) and its subsidiary Guizhou Yuanneng Zhihui Enterprise Management Partnership Enterprise (Limited Partnership) (“Guizhou Yuanneng”), Global Mentor Board (Shanghai) Enterprise Management Consulting Co., Ltd. (“GMB Consulting”), Shanghai Voice of Seedling Cultural Media Co., Ltd. (“GMB Culture”), which has a subsidiary, Mentor Board Voice of Seedling (Shanghai) Cultural Technology Co., Ltd. (“GMB Technology”), Shidong (Beijing) Information Technology Co., Ltd. (“GMB (Beijing)”), and, Beijing Mentor Board Health Technology Co., Ltd. (“GMB Health”) and its subsidiary Shidong Yike (Beijing) Technology Co., Ltd. (“Shidong Yike”), Zibo Shidong Digital Technology Co., Ltd. (“Zibo Shidong”) and its subsidiaries, Shanghai Jiagui Haifeng Technology Co., Ltd. (“Jiagui Haifeng”, disposal in March 2023), Shanghai Nanyu Culture Communication Co., Ltd. (“Nanyu Culture”, deregistered in July 2023) and Shanghai Yuantai Fengdeng Agricultural Technology Co., Ltd. (“Yuantai Fengdeng”, deregistered in April 2023). SDH and its subsidiaries are primarily engaged in providing peer-to-peer knowledge sharing and enterprise services to clients in the People’s Republic of China (“PRC”).

On October 8, 2021, EPOW incorporated SDH (HK) New Energy Tech Co., Ltd. (“SDH New Energy”), a limited liability company formed in accordance with laws and regulations of Hong Kong. SDH New Energy is acting as a holding company of Zhuhai (Zibo) Investment Co., Ltd (“Zhuhai Zibo”) and Zhuhai (Guizhou) New Energy Investment Co., Ltd. (“Zhuhai Guizhou”). Zhuhai Zibo and Zhuhai Guizhou were incorporated by SDH New Energy as Foreign Enterprises in China on October 15, 2021 and November 23, 2021, respectively. On August 5, 2025, EPOW and SDH New Energy entered into a joint venture agreement with Kekecely Ltd and Simple Cloud Technology to establish Alchemistica Inc. under the laws of the State of Delaware, to support the expansion of the Company’s operations into the United States. EPOW and SDH New Energy would collectively contribute a total of $710,000 and would hold a combined 71% equity interest in Alchemistica Inc.

On August 26, 2022, GMB HK transferred its equity interest in GIOP BJ to Zhuhai Zibo. GIOP BJ eventually became the wholly owned subsidiary of Zhuhai Zibo.

On November 8, 2021, Zhuhai Zibo incorporated Sunrise (Guizhou) New Energy Materials Co., Ltd. (“Sunrise Guizhou”). Sunrise Guizhou incorporated Sunrise (Guxian) New Energy Materials Co., Ltd. (“Sunrise Guxian”) and Guizhou Sunrise Technology Innovation Research Co., Ltd. (“Innovation Research”) on April 26, 2022 and December 13, 2022, respectively. On July 2, 2022, Sunrise Guizhou entered into purchase agreements with original shareholders of Guizhou Sunrise Technology Co., Ltd. (“Sunrise Tech”, formerly as Anlong Hengrui Graphite Material Co., Ltd.) to acquire 100% of Sunrise Tech’s assets and equity ownership. On July 7, 2022, Sunrise Tech became the wholly owned subsidiary of Sunrise Guizhou. Sunrise Guizhou and its subsidiaries are primarily engaged in manufacturing lithium battery materials to clients in the PRC. Sunrise Tech several subsidiaries, including Guizhou Chenhui Trading Co., Ltd. (“Sunrise Chenhui”) on March 25, 2024, Shenzhen Sunrise Yitan New Energy Technology Co., Ltd. (“Sunrise Yitan”) and Shenzhen Sunrise Suiyuan New Materials Technology Co., Ltd. (“Sunrise Suiyuan”) on June 24, 2024, Guizhou Yihui New Energy Co., Ltd. on October 10, 2024 (disposal in January 2026) and Sunrise Anhui New Energy Materials Co., Ltd. on January 21, 2025.

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

The consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Date of Incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities
Subsidiaries
Global Mentor Board Information Technology Limited (“GMB HK”)	March 22, 2019	HK	100% by the Company	Holding company
Alchemistica Inc. (“Alchemistica”)	August 5, 2025	The U.S.	71% by the Company	Business development on lithium battery materials
Beijing Mentor Board Union Information Technology Co, Ltd. (“GIOP BJ”)	June 3, 2019	PRC	100% by the Company	Holding company of GIOP BJ
Shidong Cloud (Beijing) Education Technology Co., Ltd (“Shidong Cloud”)	December 22, 2021	PRC	75% by the Company	Educational consulting
SDH (HK) New Energy Tech Co., Ltd. (“SDH New Energy”)	October 8, 2021	HK	100% by the Company	Holding company
Zhuhai (Zibo) Investment Co., Ltd. (“Zhuhai Zibo”)	October 15, 2021	PRC	100% by the Company	New energy investment
Zhuhai (Guizhou) New Energy Investment Co., Ltd. (“Zhuhai Guizhou”)	November 23, 2021	PRC	100% by the Company	New energy investment
Sunrise (Guizhou) New Energy Materials Co., Ltd. (“Sunrise Guizhou”)	November 8, 2021	PRC	39.35% by the Company, and 1.45% by the VIE	Manufacture of lithium battery materials
Guizhou Sunrise Technology Co., Ltd. (“Sunrise Tech”)	September 1, 2011, acquired through an asset acquisition on July 7, 2022	PRC	39.35% by the Company, and 1.45% by the VIE	Manufacture of lithium battery materials
Sunrise (Guxian) New Energy Materials Co., Ltd. (“Sunrise Guxian”)	April 26, 2022	PRC	20.07% by the Company, and 0.74% by the VIE	Manufacture of lithium battery materials
Guizhou Sunrise Technology Innovation Research Co., Ltd. (“Innovation Research”)	December 13, 2022	PRC	39.35% by the Company, and 1.45% by the VIE	Research and development
Shenzhen Sunrise Yitan New Energy Technology Co., Ltd. (“Sunrise Yitan”)	June 24, 2024	PRC	25.58% by the Company, and 0.94% by the VIE	Research and development of Sodium-ion battery
Shenzhen Sunrise Suiyuan New Materials Technology Co., Ltd. (“Sunrise Suiyuan”)	June 24, 2024	PRC	25.58% by the Company, and 0.94% by the VIE	Research and development of silicon carbon battery
Guizhou Chenhui Trading Co., Ltd. (“Sunrise Chenhui”)	March 25, 2024	PRC	39.35% by the Company and 1.45% by the VIE	Sales of lithium battery materials
Guizhou Yihui New Energy Co., Ltd.	October 10, 2024	PRC	39.35% by the Company, and 1.45% by the VIE, disposal in January 2026	Sales of lithium battery materials
Sunrise Anhui New Energy Materials Co., Ltd. (Sunrise Anhui )	January 21, 2025	PRC	39.35% by the Company, and 1.45% by the VIE	Production of lithium battery materials
Variable Interest Entity (“VIE”) and subsidiaries of VIE
Global Mentor Board (Zibo) Information Technology Co., Ltd. (“SDH” or “VIE”)	December 5, 2014	PRC	N/A	Knowledge sharing and enterprise service platform provider
Global Mentor Board (Hangzhou) Technology Co., Ltd. (“GMB (Hangzhou)”)	November 1, 2017	PRC	100% by the VIE	Consulting, training and tailored services provider
Global Mentor Board (Shanghai) Enterprise Management Consulting Co., Ltd. (“GMB Consulting”)	June 30, 2017	PRC	51% by the VIE	Consulting services provider
Shanghai Voice of Seedling Cultural Media Co., Ltd. (“GMB Culture”)	June 22, 2017	PRC	51% by the VIE	Cultural and artistic exchanges and planning, conference services provider
Shidong (Beijing) Information Technology Co., LTD. (“GMB (Beijing)”)	June 19, 2018	PRC	51% by the VIE	Information technology services provider
Mentor Board Voice of Seeding (Shanghai) Cultural Technology Co., Ltd. (“GMB Technology”)	August 29, 2018	PRC	30.6% by the VIE	Technical services provider
Shidong Zibo Digital Technology Co., Ltd. (“Zibo Shidong”)	October 16, 2020	PRC	100% by the VIE	Technical services provider
Shanghai Jiagui Haifeng Technology Co., Ltd. (“Jiagui Haifeng”)	November 29, 2021	PRC	Disposed in March 2023	Business incubation services provider
Shanghai Nanyu Culture Communication Co., Ltd. (“Nanyu Culture”)	July 27, 2021	PRC	Deregistered in July 2023	Enterprise information technology integration services provider
Beijing Mentor Board Health Technology Co., Ltd (“GMB Health”)	January 7, 2022	PRC	100% by the VIE	Health services
Shidong Yike (Beijing) Technology Co., Ltd. (“Shidong Yike”)	July 16, 2021	PRC	100% by the VIE	Health services
Shanghai Yuantai Fengdeng Agricultural Technology Co., Ltd. (“Yuantai Fengdeng”)	March 4, 2022	PRC	Deregistered in April 2023	Agricultural technology service
Guizhou Yuanneng Zhihui Enterprise Management Partnership Enterprise (Limited Partnership) (“Guizhou Yuanneng”)	April 1, 2024	PRC	94% by the VIE	Holding company

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

Exclusive Option Agreement

Under the Exclusive Option Agreement, the SDH Shareholders irrevocably granted GIOP BJ (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in SDH or the assets of SDH. The option price to be paid by GIOP BJ to each shareholder of SDH is RMB 10 (US$1.37) or the minimum amount to the extent permitted under PRC law at the time when such transfer occurs.

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

For the year ended December 31, 2025, Zibo Shidong provided an interest-free loan of $427,687 to GIOP BJ; Sunrise Guizhou repaid a loan of $139,130 to Zibo Shidong, bearing interest rate at 4%; Sunrise Chenhui provided an interest-free loan of $278,261 to Zibo Shidong; (iv) Sunrise Guizhou repaid a loan of $166,957, bearing interest rate at 4% to GMB Hangzhou and (v) Zibo Shidong paid $42,002 on behalf of the Company for legal fees associated with the 2025 Series A Ordinary Share issuance.

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

The following financial statements of the VIE and VIE’s subsidiaries were included in the consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023:

	As of December 31,
	2025	2024
Cash and cash equivalents	$66,439	$176,235
Restricted cash	5,639	-
Accounts receivable, net	2,778,887	232,652
Notes receivable	-	1,933
Inventories	4,862	4,658
Due from related parties	690,275	385,537
Prepaid expenses and other current assets	1,641,308	526,676
Total current assets	5,187,410	1,327,691

Long-term prepayments and other non-current assets		-
Plant, property and equipment, net	2,394,098	2,440,004
Intangible assets, net	21,399	23,539
Long-term investments	2,246,307	2,007,957
Total non-current assets	4,661,804	4,471,500

Total assets	$9,849,214	$5,799,191

Accounts payable	$510,514	$2,744,054
Deferred revenue	841,219	1,763,831
Deferred government subsidy	2,859,962	2,739,989
Income taxes payable	500,820	488,626
Due to related parties	163,426	170,270
Accrued expenses and other current liabilities	406,554	357,733
Total current liabilities	5,282,495	8,264,503

Total liabilities	$5,282,495	$8,264,503

	For the years ended December 31,
	2025	2024	2023
Total net revenues	$284,133	$683,414	$656,113
Net loss	$(1,194,100)	$(1,362,215)	$(3,697,384)

	For the years ended December 31,
	2025	2024	2023
Net cash (used in) provided by operating activities	$(1,349,922)	$2,305,030	$(423,730)
Net cash (used in) provided by investing activities	$(789,312)	$693,138	-
Net cash (used in) provided by financing activities	$(13,913)	$(199,832)	$400,000

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and have been consistently applied.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of going concern uncertainty.

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

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. As of December 31, 2025, for the Company’s consolidated subsidiaries, the VIE and VIE’ s subsidiaries, non-controlling interests represent: a) a non-controlling shareholder’s 49% ownership interest in GMB (Beijing), GMB Consulting and Shidong Yike; b) a non-controlling shareholder’s 59.20% ownership interest in Sunrise Guizhou; c) a non-controlling shareholder’s 49% ownership interest in GMB Culture, which has a subsidiary called GMB Technology; d) a non-controlling shareholder’s 25% ownership interest in Shidong Cloud, and e) a non-controlling shareholder’s 29% ownership interest in Alchemistica.

As of December 31, 2024, for the Company’s consolidated subsidiaries, the VIE and VIE’ s subsidiaries, non-controlling interests represent: a) a non-controlling shareholder’s 49% ownership interest in GMB (Beijing), GMB Consulting and Shidong Yike; b) a non-controlling shareholder’s 59.20% ownership interest in Sunrise Guizhou; c) a non-controlling shareholder’s 49% ownership interest in GMB Culture, which has a subsidiary called GMB Technology; and d) a non-controlling shareholder’s 25% ownership interest in Shidong Cloud.

Non-controlling interests are presented as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated statements of operations and comprehensive loss to distinguish the interests from that of the Company.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the assessment of the allowance for credit loss, inventory valuation, depreciable lives of property and equipment, impairment of long-lived assets, impairment of long-term investments that do not have readily determinable fair values, realization of deferred tax assets, accretion to redemption value of redeemable non-controlling interests extinguishment of the redeemable non-controlling interests, and fair value of the detachable warrant. Actual results could differ from those estimates.

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

	December 31, 2025	December 31, 2024	December 31, 2023
Year-end spot rate	US$1= RMB 6.9931	US$1= RMB 7.2993	US$1= RMB 7.0999
Average rate	US$1= RMB 7.1875	US$1= RMB 7.1957	US$1= RMB 7.0809

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

The carrying amounts reported in the balance sheets for cash and cash equivalents, restricted cash, accounts receivable, notes receivable, due from related parties, prepaid expenses and other current assets, short-term loan, deferred revenue, income taxes payable, accounts payable, notes payable, due to related parties, advance of subscription payment, accrued expenses and other current liabilities approximate their fair value based on the short-term maturity of these instruments. The carrying amount of long-term loans, financial lease liabilities, long-term payables and consideration payable approximates fair value as its interest rates are at the same level as the current market yield for comparable loans.

The Company’s non-financial assets, such as plant, property and equipment, land use rights and financial lease right-of-use assets would be measured at fair value only if they were determined to be impaired.

As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of its certain fund investment. NAV is primarily determined based on information provided by external fund administrators. The Group’s investments valued at NAV as a practical expedient are private equity funds, which represent the short-term investment on the balance sheet. Investment loss of $nil, $nil and $86,314 was recorded in the Company’s consolidated statements of operations and comprehensive loss for the years ended December 31, 2025, 2024 and 2023, respectively.

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

Restricted cash

Restricted cash represents bank deposits with designated use, which cannot be withdrawn without certain approval or notice. Such restricted cash mainly relates to the deposit for commercial note issuance and the bank balances frozen by People’s Court in Mainland China for property preservation requested by certain plaintiffs in legal cases in which the Company is a defendant.

On December 14, 2023, Sunrise Guizhou entered into a banker’s acceptance note contract with Shanghai Pudong Development Bank Co., Ltd. (“SPD Bank”) for issuing banker’s acceptance note to the suppliers of Sunrise Guizhou. Pursuant to the contract, the Company was obliged to deposit fifty percent of the note payable amount issued as restricted cash in the designated bank account in SPD Bank. As of December 31, 2025 and 2024, the deposit for note issuance was $673,555 and $1,183,671, respectively.

On July 31, 2024, Sunrise Guizhou entered into a banker’s acceptance note contract with China Everbright Bank Company Limited (“Everbright Bank”) for issuing banker’s acceptance note to the suppliers of Sunrise Guizhou. Pursuant to the contract, the Company was obliged to deposit fifty percent of the note payable amount issued as restricted cash in the designated bank account in Everbright Bank. As of December 31, 2025 and 2024, the deposit for note issuance was $1,804,798 and $6,853,541, respectively.

As of December 31, 2025 and 2024, bank balances frozen in legal cases were $3,833,277 and $58,910, respectively.

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

The Company used an expected credit loss model for the impairment of financial instruments mentioned above as of period ends. For the allowance of the accounts receivable, the Company believes the aging of accounts receivables is a reasonable parameter to estimate expected credit loss, and determines expected credit losses for accounts receivables using an aging schedule as of period ends. The expected credit loss rates under each aging schedule were developed on the basis of the average historical loss rates from previous years, and adjusted to reflect the effects of those differences in current conditions and forecasted changes. The Company measured the expected credit losses of accounts receivables on a collective basis. When an accounts receivable does not share risk characteristics with other accounts receivables, management will evaluate such accounts receivable for expected credit loss on an individual basis. Doubtful accounts balances are written off and deducted from allowance for credit loss, when receivables are deemed uncollectible, after all collection efforts have been exhausted and the potential for recovery is considered remote. The allowance for credit loss of accounts receivable was $8,136,400 and $7,909,571 as of December 31, 2025 and 2024, respectively.

Inventories, net

The inventories as of December 31, 2025 and 2024 consisted of raw materials, materials in transit, work in process and finished goods. Finished goods were mainly graphite anode materials, health service gift cards, learning course gift cards, Chinese tea, latex pillows and health care products.

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

The impairment of inventories provided for lower of cost and net realizable value was $5,119,406, $3,959,304 and $7,238,819 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated income statements and its share of post-acquisition movements in accumulated other comprehensive income is recognized in shareholders’ equity. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee. Investment income for long-term investments of $146,361, $198,176 and $365,721 were recorded in the Company’s consolidated statements of operations and comprehensive loss for the years ended December 31, 2025, 2024 and 2023, respectively.

For other equity investments that do not have readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock, the Company accounts for these investments at cost minus any impairment, if necessary.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value, and the financial condition, operating performance and the prospects of the equity investee. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value. Impairment charges for long-term investments were $nil, $nil, and $1,450,381 recorded in the Company’s consolidated statements of operations and comprehensive loss for the years ended December 31, 2025, 2024 and 2023, respectively.

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

Warrant

In conjunction with the issuance of Series A Ordinary Shares, the Company also issued to the Series A Ordinary Shares investors a stock purchase warrant providing for the rights to purchase fixed Series A Ordinary Shares of the Company at a fixed purchase price. These warrants are classified as equity instruments because they meet the equity transaction classification criteria under ASC 815-40 (i.e. they are indexed to the Company’s own Series A Ordinary Shares and do not provide for cash settlement). The fair value of the warrant is estimated using the Black-Scholes option pricing model. The proceeds received were allocated between the Series A Ordinary Shares and the warrants on a relative fair value basis.

Government subsidies

The Company’s PRC based subsidiary received government subsidies from local government. Government subsidies are recognized when there is reasonable assurance that the attached conditions will be complied with. When the government subsidy relates to an expense item, it is net against the expense and recognized in the consolidated statements of operations and comprehensive loss over the period necessary to match the subsidy on a systematic basis to the related expenses. Where the subsidy relates to an asset acquisition, it is recognized as income in the consolidated statements of operations and comprehensive loss in proportion to the useful life of the related assets. Government grants received for the years ended December 31, 2025, 2024 and 2023 were $537,739, $391,900 and $380,164, respectively. As of December 31, 2025 and 2024, the deferred government grants were $3,645,737 and $3,049,607, respectively.

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

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

The Company mainly offers and generates revenue from sales of graphite anode materials and other services.

Revenue recognition policies for sales of graphite anode materials are discussed as follows:

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

The Company is the principal in the transactions and accounts for revenue from sales of graphite anode materials on a gross basis as the Company is responsible for fulfilling the promise to provide the desired products to customers. The Company is subject to inventory risk before the product ownership and risk are transferred and has the discretion in establishing prices. All of the Company’s contracts and purchase orders are fixed prices and have one single performance obligation as the promise is to transfer the products to customers, and there are no other separately identifiable promises in the contracts. The Company’s revenue from sales of graphite anode materials is recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. The credit period is usually within six months. There is no separate rebate, discount, or volume incentive involved. Revenue is reported net of all value added taxes (“VAT”).

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

The Company recognized $1,837,510, $680,975 and $341,528 in revenue for the years ended December 31, 2025, 2024 and 2023, respectively, which related to contract liabilities that existed as of December 31, 2024, 2023 and 2022, respectively. The balances as of December 31, 2025 are expected to be recognized as revenue within one year.

There was no contract asset recorded as of December 31, 2025 and 2024.

Cost of goods sold

The cost of goods sold for the year ended December 31, 2025, 2024 and 2023 was primarily the cost of finished goods of graphite anode materials, including single granular coke, secondary granular coke, mixed batches of single particle and secondary coke, depreciation and amortization, labor cost, outsourcing fee and freight. Cost of goods sold was $52,252,338, $70,782,649, and $57,172,626 for the years ended December 31, 2025, 2024 and 2023, respectively.

Service costs

Service costs primarily include (1) professional and consulting fees paid to third parties for the Company’s activity; and (2) labor costs. Service costs were $11,278, $12,672 and $281,030 for the years ended December 31, 2025, 2024 and 2023, respectively.

Selling expenses

Selling expenses comprise primarily of expenses relating to marketing and brand promotion activities, employee-related cost for personnel engaged in marketing and business development.

General and administrative expenses

General and administrative expenses consist of employee-related cost for personnel related to the general corporate functions, including accounting, finance, legal and human relations, costs associated with use by these functions of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.

Research and development expenses

Research and development expenses are principally related to technology of graphite anode products which consists mainly of employee-related cost for research and development personnel, third-party service fee incurred for research and development purposes and depreciation expenses associated with the equipment used for research and development functions.

Share subscription discount expenses

When ordinary shares are issued for cash in an arm’s-length financing transaction with an unrelated party, the Company evaluates transactions in which the issuance date fair value of the equity instruments issued exceeds the value of the consideration received if there are no other transaction elements. In absence of (i) a share-based payment for goods or services received, (ii) a payment for an asset or (iii) a dividend to existing shareholders, any difference between the fair value and the gross proceeds is attributable to an expense. The share subscription discount expenses were $6,534,936 for the year ended December 31, 2025.

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In December 2023, FASB issued Accounting Standards Update (“ASU”) No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. We adopted this ASU on a prospective basis effective January 1, 2025. Refer to Note 20 for the inclusion of new disclosures required.

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

The Company believes there were no uncertain tax positions as of December 31, 2025 and 2024, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated. The Company will recognize interest and penalties, if any, related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations and comprehensive loss. Accrued interest and penalties will be included on the related tax liability line in the consolidated balance sheet. Interest and penalties incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

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

The Company maintains certain bank accounts in Mainland China. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in Mainland China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit, which is RMB 500,000 for one bank. As of December 31, 2025, cash, cash equivalents and restricted cash not insured by Deposit Insurance Regulation in Mainland China was RMB 144,048,739, or $20,598,696. However, the Company believes that the risk of failure of any of these Mainland China banks is remote. Bank failure is uncommon in Mainland China and the Company believes that those Mainland China banks that hold the Company’s cash and cash equivalents are financially sound based on public available information.

The Company also maintains certain bank accounts in Hong Kong. The Hong Kong Deposit Protection Scheme insures eligible deposits up to HK$ 800,000 per depositor per bank. As of December 31, 2025, cash and cash equivalents not insured by Hong Kong Deposit Protection Scheme was $6,468,006.

Other than the deposit insurance mechanism in Mainland China and Hong Kong mentioned above, the Company’s bank account balances of $64,027 are not insured by the U.S. Federal Deposit Insurance Corporation insurance.

Liquidity Risk

The Company is exposed to liquidity risk, which is a risk that the Company will be unable to provide sufficient capital resources and liquidity to meet commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions and related parties to obtain short-term and long-term funding to cover any liquidity shortage.

On January 9, 2025, Sunrise Guizhou obtained a bank loan of RMB300,000,000 from China Construction Bank (“CCB”), which was exclusively for construction payment of manufacturing facilities and machine purchase (See Note 17). CCB transferred the loan funds to the Company’s bank account opened in CCB (“CCB account”). The Company initiates payment to its supplier from CCB account and will be responsible for the authenticity and accuracy of the transaction. CCB shall subsequently perform a formality review on whether the payment is consistent with the loan purpose. The formality review includes checking transaction information, payment amount, payee and payee’s bank information. When CCB completes the formality review and believes that the payment meets the loan purpose, the payment will be transferred to the payee’s bank account. As of December 31, 2025, cash and cash equivalents in CCB account which would be subject to payment formality review was RMB 96,847,349, or $13,848,987.

Concentration and credit risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash, cash equivalents and restricted cash. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash, cash equivalents and restricted cash with financial institutions located in jurisdictions where the subsidiaries are located. The Company believes that no significant credit risk exists as these financial institutions have high credit quality. As of December 31, 2025, the followings were outstanding balances of cash, cash equivalents and restricted cash in each jurisdiction:

	Cash and cash equivalents	Restricted cash	Total
Mainland China	$14,877,066	$6,311,630	$21,188,696
Hong Kong	6,647,378	-	6,647,378
The United States	314,027	-	314,027
Balance at end of the year	$21,838,471	$6,311,630	$28,150,101

The Company’s exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by group of counterparties that share similar attributes. There were $24,335,123 and $5,754,407 of revenue from two clients which represented 52% and 12% of the total revenues for the years ended December 31, 2025, respectively. There was $43,794,051 of revenue from one client which represented 67% of the total revenues for the year ended December 31, 2024. There were $16,977,973, $11,100,114 and $4,766,496 of revenue from three clients which represented 38%, 25% and 11% of the total revenues for the years ended December 31, 2023, respectively.

There were $1,920,934 and $1,815,172 of account receivable from two clients which represented 11% and 10% of the total account receivable as of December 31, 2025, respectively. There were $23,472,843 and $3,115,577 of account receivable from two clients which represented 81% and 11% of the account receivable as of December 31, 2024, respectively.

Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, The Company generally requires either advanced payment before delivery of the goods or a payment within the existing credit term to its clients in the ordinary course of business. Credit limits are established and exposure is monitored in light of changing counterparty and market conditions. The Company did not have any material concentrations of credit risk outside the ordinary course of business as of December 31, 2025 and 2024.

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

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in this update provide a practical expedient permitting an entity to assume that conditions at the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current classified accounts receivable and contract assets. This update is effective for annual periods beginning after December 15, 2025, including interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date. Early adoption is permitted. The Company is currently evaluating the provisions of this ASU and does not expect this ASU to have a material impact on our consolidated financial statements.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The ASU simplifies the capitalization guidance by removing all references to prescriptive and sequential software development stages (referred to as “project stages”) throughout ASC 350-40. The ASU is effective for annual periods beginning after December 15, 2027, and interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date; or follow a modified transition approach that is based on the status of the respective projects and whether software costs were capitalized before the date of adoption; or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is permitted. The Company is currently evaluating the provisions of this ASU and does not expect this ASU to have a material impact on our consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The ASU establishes authoritative guidance in GAAP about accounting for government grants received by business entities, clarifies the appropriate accounting, in an effort to reduce diversity in practice, and increase consistency of application across business entities. The ASU is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Adoption of this ASU can be applied a modified prospective approach, a modified retrospective approach, or a retrospective approach. Early adoption is permitted. The Company is currently evaluating the provisions of this ASU and does not expect this ASU to have a material impact on our consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. The ASU clarifies interim disclosure requirements and the applicability of Topic 270. The objective of the amendments is to provide further clarity about the current interim disclosure requirements. The ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Adoption of this ASU can be applied either a prospective or a retrospective approach. Early adoption is permitted. The Company is currently evaluating the provisions of this ASU and does not expect this ASU to have a material impact on our consolidated financial statements.

NOTE 3 – GOING CONCERN

As reflected in the consolidated financial statements, the Company incurred net loss of $26,659,381 for the year ended December 31, 2025. Net cash used in operating activities was $25,160,584 for the year ended December 31, 2025. The working capital deficit was $28,422,197 as of December 31, 2025.

As of December 31, 2025, GIOP BJ didn’t comply with the financial covenants as required by a short-term loan agreement in the principal amount of $1,000,987 with Industrial Bank Co., Ltd. (“Industrial Bank”). The term of the loan was from June 25, 2025 to June 24, 2026. The financial covenants of the loan agreement required GIOP BJ to maintain: (1) current assets of not less than RMB25,000,000; (2) net assets of not less than RMB8,000,000; (3) an asset liability ratio of not more than 80%; and (4) a current ratio of not less than 100%. As of December 31, 2025, GIOP did not meet the above requirements; however, Industrial Bank had not declared the agreement in default as a result of the breach of the financial covenants, nor has it done so as of the date of this consolidated financial statement.

In addition, as of December 31, 2025, Sunrise Guizhou didn’t comply with the financial covenants as required by three long-term loan agreements in an aggregate amount of $68,917,581 with CCB Qianxinan Branch. The financial covenants of the long-term loan agreements required Sunrise Guizhou to maintain an asset liability ratio of not more than 70% and continuous profitability during the loan periods pursuant to certain conditions designated in the loan agreements. Sunrise Guizhou obtained a written consent and the waiver of the financial covenants on September 30, 2024 and December 8, 2025, respectively. As the date of this consolidated financial statement, CCB has not declared the agreement in default as a result of the breaches of the financial covenants.

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

As of December 31, 2025, the Company had cash, cash equivalents and restricted cash of $28,150,101. The management believes that it may be able to continue to borrow from banks based on past experiences and the Company’s good credit history when necessary.

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

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31,
	2025	2024
Accounts receivable	$18,077,471	$36,901,720
Allowance for credit loss	(8,136,400)	(7,909,571)
Accounts receivable, net	$9,941,071	$28,992,149

The movement of allowance of credit loss is as follows:

	As of December 31,
	2025	2024	2023
Balance at beginning of the year	$7,909,571	$8,016,322	$8,047,527
Current year addition	-	113,854	196,717
Reversed	(116,271)	-	(74,564)
Foreign currency translation adjustments	343,100	(220,605)	(153,358)
Balance at end of the year	$8,136,400	$7,909,571	$8,016,322

Addition to allowance for credit loss was $nil, $113,854 and $196,717 recorded for the years ended December 31, 2025, 2024 and 2023, respectively.

NOTE 5 – INVENTORIES, NET

Inventories consisted of the following:

	As of December 31,
	2025	2024
Raw materials	$3,682,637	$2,620,813
Finished goods	2,964,114	3,299,796
Work in process	17,458,608	11,735,123
Others	4,862	4,658
Total	$24,110,221	$17,660,390

The impairment of inventories was $5,119,406, $3,959,304 and $7,238,819 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

The value of a private fund is measured at fair value with gains and losses recognized in earnings. As a practical expedient, the Company uses NAV or its equivalent to measure the fair value of the Fund. NAV is primarily determined based on information provided by external fund administrators. The Company redeemed the Fund with a redemption value of $3,282,770 on August 2, 2023. Investment loss of $nil, $nil and $86,314 was recorded in the Company’s consolidated statements of operations and comprehensive loss for the years ended December 31, 2025, 2024 and 2023, respectively.

NOTE 7 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

		As of December 31,
		2025	2024
Advance to supplier	(1)	$2,609,778	$2,130,175
Loans to third parties		128,698	-
Prepayment for investment		257,397	246,599
Other receivables		455,921	772,252
Prepaid VAT and income tax	(3)	2,660,636	1,061,675
Subtotal		6,112,430	4,210,701
Less: allowance for prepaid expenses and other current assets		(142,998)	(136,999)
Total		$5,969,432	$4,073,702

(1)	The Company prepaid its vendors for electricity and graphite anode materials, including single granular coke, secondary granular coke, and mixed batches of single particle and secondary coke and etc.

(2)	The amount of VAT payable is determined by applying the applicable tax rate to the invoiced amount of services provided (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). The Company’s input VAT exceeded output VAT as the Company purchased inventory and plant, property and equipment for manufacturing graphite anode materials as of December 31, 2025 and 2024.

NOTE 8 – LONG-TERM PREPAYMENTS AND OTHER NON-CURRENT ASSETS

		As of December 31,
		2025	2024
Prepayment for equipment	(1)	$2,461,674	$1,165,608
Finance lease deposit		178,033	636,362
Prepayment for long-term loan acquisition cost	(2)	-	1,237,215
Total		$2,639,707	$3,039,185

(1)	Prepaid for equipment represented advance payment on the production line equipment by Sunrise Guizhou, which had not been shipped as of December 31, 2025 and 2024.

(2)	CCB and Sunrise Guizhou entered into a long-term loan agreement on January 9, 2025 to finance the construction of Sunrise Guizhou’s additional manufacturing facilities. See Note 17.

NOTE 9 – PLANT, PROPERTY AND EQUIPMENT, NET

Plant, property and equipment, stated at cost less accumulated depreciation, consisted of the following:

	As of December 31,
	2025	2024
Building	$32,649,379	$28,882,829
Machines	41,084,085	35,486,639
Vehicles	483,836	461,813
Electronic equipment	1,215,641	983,675
Furniture, fixtures and equipment	338,730	327,961
Leasehold improvements	430,022	400,264
Subtotal	76,201,693	66,543,181
Construction in progress	3,012,275	2,994,832
Less:
Accumulated depreciation	(15,268,107)	(9,034,739)
Plant, property and equipment, net	$63,945,861	$60,503,274

Depreciation expense was $5,679,880, $4,875,028 and $3,249,396 for the fiscal years ended December 31, 2025, 2024 and 2023, respectively. There was no impairment loss on plant, property and equipment for the years ended December 31, 2025, 2024 and 2023.

NOTE 10 – LAND USE RIGHTS, NET

Land use rights, stated at cost less accumulated amortization, consisted of the following:

	As of December 31,
	2025	2024
Land use rights - cost	$13,943,307	$9,737,032
Less:
Accumulated amortization	(825,287)	(539,054)
Land use rights, net	$13,118,020	$9,197,978

For the years ended December 31, 2025, 2024 and 2023, amortization expense amounted to $255,526 and $214,499 and $217,977, respectively. The following is a schedule of future amortization of land use rights as of December 31, 2025:

Year ending December 31,	Amount
2026	$296,312
2027	296,312
2028	296,312
2029	296,312
2030 and thereafter	11,932,772
Total	$13,118,020

NOTE 11 – INTANGIBLE ASSETS, NET

Intangible assets, stated at cost less accumulated amortization and impairment, consisted of the following:

	As of December 31,
	2025	2024
Copyrights of course videos	$4,856,539	$4,652,811
Intellectual property rights	4,675,726	4,329,823
Intangible assets, cost	9,532,265	8,982,634
Less:
Accumulated amortization	(3,503,370)	(3,342,924)
Impairment	(5,811,592)	(5,567,801)
Intangible assets, net	$217,303	$71,909

The Company recorded impairment loss on intangible assets of $nil, $nil and $3,151,467 for the years ended December 31, 2025, 2024 and 2023, respectively.

For the years ended December 31, 2025, 2024 and 2023, amortization expense amounted to $3,847 and $6,918, and $703,932, respectively. The following is a schedule of future amortization of intangible asset as of December 31, 2025:

Year ending December 31,	Amount
2026	$14,072
2027	14,072
2028	14,072
2029	14,072
2030 and thereafter	161,015
Total	$217,303

NOTE 12 – LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of December 31,
	2025	2024
Equity method investments:
Shidong (Suzhou) Investment Co., Ltd. (“Suzhou Investment”)	$37,240	$37,076
Shenzhen Jiazhong Creative Capital LLP (“Jiazhong”)	2,137,569	1,902,381
Equity investments without readily determinable fair value:
Beijing Jinshuibanlv Technology Co., Ltd. (“Jinshuibanlv”)	1,143,985	1,095,996
Hangzhou Zhongfei Aerospace Health Management Co., Ltd. (“Zhongfei”)	428,994	410,998
Shanghai Zhongren Yinzhirun Investment Management Partnership (“Yinzhirun”)	285,996	273,999
Jiangxi Cheyi Tongcheng Car Networking Tech Co., Ltd. (“Cheyi”)	227,041	217,517
Chengdu Wanchang Enterprise Management Consulting Partnership (Limited Partnership) (“Wanchang”)	71,499	68,500
Shanghai Outu Home Furnishings Co., Ltd. (“Outu”)	71,499	68,500
Zhejiang Qianshier Household Co., Ltd. (“Qianshier”)	71,499	68,500
Taizhou Jiamenkou Auto Greengrocer’s Delivery Technology Co., Ltd. (“Jiamenkou”)	71,499	68,500
Zhejiang Yueteng Information Technology Co., Ltd. (“Yueteng”)	71,499	68,500
Shidong Funeng (Ruzhou) Industry Development Co., Ltd. ( “Funeng”)	38,609	36,990
Dongguan Zhiduocheng Car Service Co., Ltd. (“Car Service”)	25,740	24,660
Subtotal	4,682,669	4,342,117
Less: impairment	(2,436,361)	(2,334,160)
Total	$2,246,308	$2,007,957

Equity method investments

Investment in Suzhou Investment

In December 2017, the Company acquired 17% of the shareholding of Suzhou Investment with cash consideration of RMB 850,000, or $121,548. As the Company’s CEO, Mr. Haiping Hu is Suzhou Investment’s director and the Company can exercise significant influence on Suzhou Investment’s business operation, the Company therefore accounted for this investment under equity methods from December 2017 and share the profit or loss of Suzhou Investment accordingly. For the years ended December 31, 2025, 2024 and 2023, the Company recognized investment (losses) income of $(1,420), $1,135 and $619, respectively, according to its share of the post-acquisition gains and losses of Suzhou Investment.

Investment in Jiazhong

In December 2020, the Company acquired 33% of partnership share of Jiazhong as a limited partner with cash consideration of RMB 10,000,000, or $1,429,981. The Company has fully paid RMB 10,000,000 as of December 31, 2020. Since the Company owns 33% of the partnership share of Jiazhong as a limited partner, therefore it accounts for the investment of Jiazhong under equity method and shares the profit or loss of Jiazhong accordingly. For the years ended December 31, 2025, 2024 and 2023, the Company recognized investment income of $147,781, $197,041 and $365,102, respectively, according to its share of the post-acquisition gains of Jiazhong. The Company’s investment in Jiazhong had been frozen by Zibo Caijin Holding Group Co., Ltd. on January 19, 2026 for a period of three years. See Note 25.

Equity investments without readily determinable fair value

Investment in Jinshuibanlv

In April 2021, the Company signed an investment agreement with Beijing Zhitong Zhenye Technology Co., Ltd. and Li Jiyou to invest RMB 8,000,000, or $1,143,985, to Jinshuibanlv, which accounts for 4% of its equity interest. Jinshuibanlv mainly operates an online tax management system. The Company has no control, joint control or significant influence on the invested units, and therefore accounted for the investment of Jinshuibanlv at cost minus impairments and plus or minus observable changes in prices. In 2023, the Company noticed that Jinshuibanlv had encountered a going-concern issue due to the fact that it incurred significant loss and had insufficient bank and cash to support its operations. Therefore, the Company determined that the impairment on investment was other-than-temporary. Full impairment of $1,129,800 was recognized for investment of Jinshuibanlv for the year ended December 31, 2023. The Company’s investment in Jinshuibanlv had been frozen by Zibo Caijin Holding Group Co., Ltd. on January 19, 2026 for a period of three years. See Note 25.

Investment in Zhongfei

In November 2020, the Company acquired 3% of shareholding interest of Zhongfei through nonmonetary transactions, with which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Zhongfei of RMB 3,000,000, or $428,994. In 2021, The Company provided it with a customized service worth of RMB 3,000,000. The service has been completed and Zhongfei has decided to transfer 3% of the equity according to its fair value to the Company. The registration change was completed as of December 31, 2021. The Company does not have significant influence or control over Zhongfei, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Zhongfei at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them. In 2022, the Company noticed that Zhongfei had encountered a going-concern issue and determined that the impairment on investment was other-than-temporary. Full impairment of $446,025 was provided for investment of Zhongfei for the year ended December 31, 2022.

Investment in Yinzhirun

In December 2016, the Company acquired 0.45% of shareholding interest of Yinzhirun with cash consideration of RMB 2,000,000, or $285,996. The Company does not have significant influence or control over Yinzhirun, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Yinzhirun at cost minus impairments and plus or minus observable changes in prices. Yinzhirun is the intermediate holding company for Shanghai PeopleNet Security Technology Co., Ltd. (“PeopleNet”). The Company noticed that PeopleNet was involved in legal proceedings for bankruptcy initiated by its debtor, and its accounts receivable, intellectual properties, brand name have been subject to the judicial auction since February 2024, all of which raised significant concerns about the Yinzhirun’s ability to continue as a going concern. Full impairment of $282,450 was recognized for investment of Yinzhirun for the year ended December 31, 2023.

Investment in Cheyi

In November 2020, the Company acquired 0.5% of shareholding interest of Cheyi through nonmonetary transactions, with which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Cheyi of RMB 1,587,719, or $227,041. In 2021, the Company provided it with a membership service worth of RMB 1,500,000. This service has been completed. Cheyi has a poor capital turnover, it has decided to transfer 0.5% of the equity according to its fair value to the Company and registration change was completed as of December 31, 2021. The Company accounts for these non-monetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Cheyi, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Cheyi at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them.

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

Investment in Wanchang

In September 2019, the Company initially acquired 11.11% of partnership share of Chengdu Zhongfuze Investment LLP (“Zhongfuze”) with cash consideration of RMB 500,000, or $71,499.. The Company has fully paid RMB 500,000 as of December 31, 2020. On December 6, 2022, the asset under Zhongfuze was transferred to Wanchang and the Company’s partnership share in Zhongfuze was simultaneously transferred to Wanchang. As a result, the Company owned 0.64% of the partnership share in Wanchang. The Company does not have significant influence or control over Wanchang, and the partnership share investment does not have readily determinable market value, and therefore accounted for the investment of Wanchang at cost minus impairments and plus or minus observable changes in prices.

Investment in Outu

In December 2019, the Company acquired 15% of shareholding interest of Outu with cash consideration of RMB 3,000,000. The Company has paid RMB 500,000, or $71,499, as of December 31, 2022. The Company does not have significant influence or control over Outu, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Outu at cost minus impairments and plus or minus observable changes in prices. In 2022, the Company noticed that Qutu had encountered a going-concern issue and determined that the impairment on investment was other-than-temporary. Full impairment of $74,337 was provided for investment of Outu for the year ended December 31, 2022.

Investment in Qianshier

In December 2020, the Company acquired 5% of shareholding interest of Qiansier through nonmonetary transactions with, which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Qianshier of RMB 500,000, or $71,499. The Company accounts for these nonmonetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Qianshier, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Qianshier at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them.

In 2022, the Company noticed Qianshier had been subject to enforcement proceedings associated with a rental dispute, which raised significant concerns about the investee’s ability to continue as a going concern. Full impairment of $74,337 was provided for investment of Qianshier for the year ended December 31, 2022.

Investment in Jiamenkou

In June 2020, the Company acquired 5% of shareholding interest of Jiamenkou through nonmonetary transactions with Jiamenkou, which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Jiamenkou of RMB 500,000, or $71,499. The Company accounts for these nonmonetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Jiamenkou, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Jiamenkou at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them. In 2022, the Company noticed Jiamenkou was involved in legal proceedings as respondent to its debt guarantor, which raised significant concerns about the investee’s ability to continue as a going concern. Full impairment of $74,337 was provided for investment of Jiamenkou for the year ended December 31, 2022.

Investment in Yueteng

In June 2020, the Company acquired 5% of shareholding interest of Yueteng through nonmonetary transactions with Yueteng, which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Yueteng of RMB 500,000, or $71,499. The Company accounts for these nonmonetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Yueteng, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Yueteng at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them. In 2022, the Company determined that the investment was impaired and the impairment was other-than-temporary. Full impairment of $74,337 was provided for investment of Yueteng for the year ended December 31, 2022.

Investment in Funeng

In August 2019, the Company subscribed capital with cash consideration of RMB 570,000 and acquired 19% of shareholding interest of Funeng. The Company has paid RMB 270,000, or $38,609, as of December 31, 2020. The Company does not have significant influence or control over Funeng, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Funeng at cost minus impairments and plus or minus observable changes in prices. In 2023, the Company noticed that Funeng had encountered a going-concern issue due to the fact that it did not have sufficient bank deposits and cash to support its operation. Therefore, the Company determined that the impairment on investment was other-than-temporary. Full impairment of $38,131 was provided for investment of Funeng for the year ended December 31, 2023.

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

NOTE 13 – ASSET ACQUISITION

In July 2022, Sunrise Guizhou entered into purchase agreements with original shareholders of Sunrise Tech (formerly known as Anlong Hengrui Graphite Material Co., Ltd.) to acquire 100% of Sunrise Tech’s assets and equity ownership for a gross consideration of RMB 40,000,000, among which RMB 10,000,000 was paid in July 2022. In July 2022, the Group completed the acquisition. Sunrise Tech held three land use rights and two buildings.

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

For the year ended December 31, 2023, the Company had paid RMB 5,000,000 to the original shareholders of Sunrise Tech. For the year ended December 31, 2024, the Company and the original shareholder agreed that RMB 5,000,000 consideration due on August 20, 2024 would be offset by the unpaid RMB 8,960,000 land use right and property taxes and their associated fines and late payment fee prior to the asset acquisition. Any remaining unpaid land use right and property tax and their associated fine and late payment fee would be deducted from the consideration of the asset acquisition due on August 20, 2025. For the year ended December 31, 2025, the Company had paid RMB 6,430,000 ($894,609) to the original shareholders of Sunrise Tech.

These consideration payables were interest free, and the present value was discounted using the incremental borrowing rate. The current and non-current portion of the consideration payable was $1,397,337 and $nil, respectively, as of December 31, 2025. The current and non-current portion of the consideration payable was $801,866 and $1,338,719, respectively, as of December 31, 2024. The Company recorded interest expense of $80,270, $111,363 and $133,310 relating to the amortization of the discount for the year ended December 31, 2025, 2024 and 2023, respectively. The consideration payable is guaranteed by Mr. Haiping Hu, the CEO of the Company and Chairman of the Board of Directors.

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

As of December 31, 2025, the Company’s finance leases had a weighted average remaining lease term of 0.37 years and a weighted average discount rate of 8.04%.

The components of lease expense for the years ended December 31, 2025, 2024 and 2023 were as follows:

	Statement of	For the years ended December 31,
	Income Location	2025	2024	2023
Lease costs
Finance lease expense	Cost of goods sold	$444,348	$622,203	$338,627

Maturity of lease liabilities under the finance leases as of December 31, 2025 were as follows:

For the years ending December 31,	Amount
2026	$353,362
Total lease payments	353,362
Less: interest	(17,171)
Present value of finance lease liabilities	$336,191
Finance lease liabilities, current	$336,191
Finance lease liabilities, non-current	$-

NOTE 15 – DEFERRED GOVERNMENT SUBSIDY

Deferred government subsidy consisted of the following:

	As of December 31,
	2025	2024
Deferred subsidy on relocation	$2,859,962	$2,739,989
Others	785,775	309,618
Total	$3,645,737	$3,049,607

In November 2021, GMB BJ planned to relocate the Company address from Beijing to Zibo city, and it applied for subsidy of RMB 21,926,900 to compensate for the future incremental costs arising from the relocation, which was approved by the Finance Bureau of Zibo. In January 2022, the Company received a government subsidy of RMB 20,000,000, or $2,859,962. The Company relocated to Zibo in November 2023, however the expenditures related to relocation had not been audited and acknowledged by the government of Zibo as of December 31, 2025. Therefore, the cash received was recognized as a deferred government subsidy.

NOTE 16 – LONG-TERM PAYABLE

Long-term payable represented the financial liabilities due to financial lease companies maturing within one or over one year. The long-term payable consisted of the following:

	As of December 31,
	2025	2024
Long-term payables:
China Power Investment Ronghe Financial Leasing Co., Ltd. (“Ronghe”)	$-	$1,658,984
Zhongguancun Science and Technology Leasing Co., Ltd. (“Zhongguancun”)	-	363,525
Xiamen Guomao Chuangcheng Financial Leasing Co., Ltd. (“Guomao”)	-	879,062
Risheng International Finance Leasing Co., Ltd. (“Risheng”)	421,405	733,281
Total	$421,405	$3,634,852
Current portion	$298,996	$3,231,126
Non-current portion	$122,409	$403,726

On November 4, 2022, Sunrise Guizhou entered into a sales and leaseback financing contract a three-year financing with Ronghe to obtain an amount of RMB 40,000,000 for a term from November 10, 2022 to November 9, 2025. The sales and leaseback contract was a debt financing arrangement in essence, with a yearly interest rate of one-year loan prime rate plus 1.55%. This long-term payable is guaranteed by Mr. Haiping Hu and Zhuhai Zibo. The Company is required to make quarterly interest and principal payment. For the years ended December 31, 2025, 2024 and 2023, The Company repaid RMB 12,701,795, RMB 13,647,079 and RMB 14,634,365, or $1,767,206, $1,896,560 and $2,066,738, respectively. The Company had repaid the long-term payable to Ronghe in full as of December 31, 2025. As of December 31, 2024, the Company had outstanding balance of $1,658,984, of which $1,658,984 and $nil were classified to the current portion and the non-current portion, respectively. The total outstanding balance of this long-term facility was collateralized by certain plant and equipment at the original cost of RMB 47,917,699, or $6,852,140, as of December 31, 2024.

On February 7, 2023, Sunrise Guizhou entered into a sales and leaseback financing contract for a two-year financing with Zhongguancun to obtain an amount of RMB 20,000,000 for a term lasting from February 7, 2023 to February 6, 2025. The sales and leaseback contract were a debt financing arrangement in essence, with a yearly implied interest rate of 9.61%. This long-term payable is guaranteed by Mr. Haiping Hu and Zhuhai Zibo. The Company is required to make quarterly interest and principal payments. For the year ended December 31, 2025, 2024 and 2023, the Company repaid RMB 2,694,379, RMB 10,791,732 and RMB 8,124,466, or $374,870, $1,499,747 and $1,147,378, respectively. The Company had repaid the long-term payable to Zhongguancun in full as of December 31, 2025. As of December 31, 2024, the Company had an outstanding balance of $363,525, of which $363,525 and $nil were classified to the current portion and the non-current portion, respectively. The total outstanding balance of this long-term facility was collateralized by certain plant and equipment at the original cost of RMB 20,917,392, or $2,991,147, as of December 31, 2024. Other than the aforementioned plant and equipment as collateral assets, the Company has pledged any existing and future accounts receivable from a sales contract with Liyang Zichen New Materials Technology Co., Ltd. (“Liyang Zichen”) for the amount up to RMB 20,000,000. The accounts receivable from Liyang Zichen were $nil as of December 31, 2024.

On October 27, 2023, Sunrise Guizhou entered into a sales and leaseback financing contract for a two-year financing with Guomao for RMB 15,000,000, or $2,144,971, for a term from October 27, 2023 to October 26, 2025. The sales and leaseback contract was a debt financing arrangement in essence, with a yearly implied interest rate of 9.13%. For the year ended December 31, 2025, 2024 and 2023, the Company repaid RMB 6,677,190, RMB 8,012,628 and RMB 1,335,438, or $929,000, $1,113,530 and $188,597, respectively. The Company had repaid the long-term payable to Guomao in full as of December 31, 2025. As of December 31, 2024, the Company had outstanding balance of $879,062, of which $879,062 and $nil were classified to the current portion and the non-current portion, respectively. This debt financing arrangement was guaranteed by Mr. Haiping Hu, Sunrise Tech and Zhuhai Zibo. The total outstanding balance of this long-term facility was collateralized by certain plant and equipment at the original cost of RMB 15,000,000, or $2,144,971, as of December 31, 2024.

On October 14, 2024, Sunrise Guizhou entered into a sales and leaseback financing contract for a thirty two-month financing with Risheng for RMB 6,000,000, or $857,989, for a term from October 14, 2024 to June 15, 2027. The sales and leaseback contract was a debt financing arrangement in essence, with a yearly implied interest rate of 12.15%. For the year ended December 31, 2025 and 2024, the Company repaid RMB 2,892,000 and RMB 756,000, or $402,365 and $105,063. As of December 31, 2025, the Company had outstanding balance of $421,405, of which $298,996 and $122,409 were classified to the current portion and the non-current portion, respectively. As of December 31, 2024, the Company had outstanding balance of $733,281, of which $329,555 and $403,726 were classified to the current portion and the non-current portion, respectively. This debt financing arrangement was guaranteed by Mr. Haiping Hu and Zhuhai Zibo. The total outstanding balance of this long-term facility was collateralized by certain plant and equipment at the original cost of RMB 7,600,000, or $1,086,786, as of December 31, 2025.

NOTE 17 – LOANS

	As of December 31,
	2025	2024
Short-term loans:
Everbright Bank	$4,146,945	$-
Post Savings Bank of China	714,990	684,997
Industrial Bank	1,000,987	958,996
Total	5,862,922	1,643,993

Long-term loans:
China Construction Bank	68,917,581	26,809,352
WeBank Co., Ltd.	17,168	86,905
Current portion	$29,375,697	$485,556
Non-current portion	$39,559,052	$26,410,701

Short-term loan

Everbright Bank

On March 27, 2025, Sunrise Guizhou entered into a loan agreement for RMB29,000,000 with an interest rate of 4% for a term from March 31, 2025 to March 30, 2026. The loan was for the expenditure on raw material and electricity. This credit loan was guaranteed by Mr. Haiping Hu and Ms. Fangfei Liu, spouse of Mr. Haiping Hu. Sunrise Guizhou pledged RMB70,469,923 ($10,077,065) accounts receivable from its customer for the short-term loan. Sunrise Tech also pledged its land use right for Sunrise Guizhou for the loan.

Post Bank

On June 19, 2024, Sunrise Guizhou entered into a line of credit facility agreement with Post Savings Bank of China (“Post Bank”) to obtain revolving fund up to RMB 5,000,000 for a term from June 19, 2024 to June 18, 2028. On July 27, 2023, the Company obtained a credit loan for RMB 5,000,000 with an interest rate of 4.66% for a term from June 20, 2024 to June 19, 2025. On June 4, 2025, Sunrise Guizhou repaid the loan in full and renew the credit loan for RMB 5,000,000 with an interest rate of 5.35% for a term from June 5, 2025 to June 4, 2026.

Industrial Bank

On June 19, 2024, GIOP BJ entered into a line of credit facility agreement with Industrial Bank to obtain revolving fund up to RMB 7,000,000. On July 23, 2024, GIOP BJ obtained a loan for RMB 7,000,000 with an interest rate of one-year loan prime rate plus 0.05% for a term from August 29, 2024 to August 28, 2025. On June 25, 2025, Sunrise Guizhou repaid the loan in full and renew the credit loan for RMB 7,000,000 with an interest rate of one-year loan prime rate minus 0.2% for a term from June 26, 2025 to June 25, 2026. This loan was guaranteed by Mr. Haiping Hu, Ms. Fangfei Liu, SDH and Zhuhai Zibo. The Company also pledged its buildings of SDH to Industrial Bank.

Although GIOP BJ has been timely making interest payments to Industrial Bank in accordance with the agreement, GIOP BJ didn’t comply with the financial covenants as required by the agreement as of December 31, 2025 and 2024. Specifically, the financial covenants of the agreement required GIOP BJ to maintain: (1) current assets of not less than RMB25,000,000; (2) net assets of not less than RMB8,000,000; (3) an asset liability ratio of not more than 80%; and (4) a current ratio of not less than 100%. As of December 31, 2025 and 2024, GIOP BJ did not meet the above requirements; however, Industrial Bank had not declared the agreement in default as a result of the breach of the financial covenants, nor has it done so as of the date of this consolidated financial statement.

Long-term loan

China Construction Bank

On March 8, 2024, Sunrise Guizhou obtained bank loan of RMB 100,000,000 from CCB Qianxinan Branch with an interest rate of 9.504% for a term from March 8, 2024 to March 8, 2026; On June 28, 2024, Sunrise Guizhou obtained bank loan of RMB 100,000,000 from CCB Qianxinan Branch for a term from June 28, 2024 to June 28, 2026. These loans were guaranteed by Mr. Haiping Hu, CEO and Chairman of the Board of Director, and Zhuhai Zibo. Sunrise Guizhou also pledged its buildings and land use rights of its manufacturing facilities to CCB.

On January 9, 2025, Sunrise Guizhou obtained a bank loan of RMB300,000,000 from CCB Qianxinan Branch with a variable interest rate of loan prime rate plus 0.7%, for a term from January 9, 2025 to January 9, 2039. The loan was for the construction of additional manufacturing facilities of Sunrise Guizhou. See liquidity risk in Note 2. This loan was guaranteed by Mr. Haiping Hu, Zhuhai Zibo, and Zhuhai Investment.

Although Sunrise Guizhou has been timely repaying the CCB in accordance with the respective terms of the loan agreements, Sunrise Guizhou didn’t comply with the financial covenants under the loan agreements as of December 31, 2025 and 2024. Specifically, the financial covenants of the loan agreements required Sunrise Guizhou to maintain: (1) an asset liability ratio of not more than 70%; (2) a current ratio of not less than 100%; (3) contingent liabilities not exceeding the net assets; (4) profitability; (5) long-term investments not exceeding the net assets. For the years ended December 31, 2025 and 2024, the net loss of Sunrise Guizhou was $16,604,644 and $10,607,939, respectively. Therefore, Sunrise Guizhou did not meet the profitability requirement. In addition, Sunrise Guizhou did not meet the requirement of asset liability ratio, since the ratio was 90.83% and 78.22% as of December 31, 2025 and 2024, respectively. The Company obtained written consents for the waiver of the financial covenants on September 30, 2024 and December 8, 2025. CCB had not declared the agreement in default as a result of the breach of the financial covenants as the date of this consolidated financial statement.

WeBank

On April 26, 2024, the Company obtained a loan for RMB 900,000 from WeBank Co., Ltd. (“WeBank”) with an interest rate of 9.504% for a term from April 26, 2024 to April 26, 2026. This credit loan was guaranteed by Ms. Huiyu Du, the former legal representative of Sunrise Guizhou.

NOTE 18 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2025	2024

Payroll and social security payable	$1,593,435	$1,307,716
Other tax payable	203,725	1,565,140
Other payable	357,799	181,668
Staff payable	131,888	126,906
Litigation liabilities (Note 25)	726,580	-
Others	249,559	209,727
Total	$3,262,986	$3,391,157

NOTE 19 – ADVANCE OF SUBSCRIPTION PAYMENT

On December 31, 2024, the shareholders of Sunrise Guizhou entered into a capital increase agreement with Jieshou Xinyang Equity Investment Fund Partnership Enterprise (Limited Partnership) (“Xinyang Partnership”), pursuant to which, Xinyang Partnership agreed to subscribe for 10% of the shares of Sunrise Guizhou for a total consideration of RMB200,000,000. The payment is to be made in installments, contingent upon the fulfillment of certain conditions precedent for the capital increase, as determined by Xinyang Partnership. On January 17, 2025, Sunrise Guizhou received the first installment of the subscription proceeds of RMB50,000,000, or $6,956,522. On October 16, 2025, Sunrise Guizhou received the second installment of the subscription proceeds of RMB 20,000,000, or $2,782,609. On February 5, 2026, Sunrise Guizhou received the third installment of the subscription proceeds of RMB 40,000,000. The issuance cost directly associated with equity transaction was 3% of the subscription proceeds. As of December 31, 2025 and the date of this consolidated financial statement, the conditions precedent has not been met and therefore the advanced capital contributions, net of issuance cost, are classified as liabilities.

NOTE 20 – TAXES

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

The United States

The Company’s subsidiary incorporated in the U.S. and is subject to federal income tax rate of 21%. Net operating losses incurred in taxable years beginning after December 31, 2017, may be carried forward indefinitely but are subject to an 80% taxable income limitation.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2019/2020 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, the Company’s HK subsidiary did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended December 31, 2025, 2024 and 2023, and accordingly no provision for Hong Kong profits tax has been made in these periods.

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

For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the years ended December 31, 2025, 2024 and 2023, some PRC subsidiaries are qualified small and low-profit enterprises as defined, and thus are eligible for the above preferential tax rates for small and low-profit enterprises.

The components of the income tax provision (benefit) were as follows:

	For the years ended December 31,
	2025	2024	2023
Current
Mainland China	$59	$6,009	$228
Deferred
Mainland China	(446)	(446)	(454)
Total	$(387)	$5,563	$(226)

Loss before income taxes was attributable to the following geographic locations for the years ended December 31:

	For the years ended December 31,
	2025	2024	2023
Mainland China	$(18,428,196)	$(16,127,911)	$(26,296,232)
Others	(8,231,572)	(1,847,690)	(6,624,718)
Loss before income taxes	$(26,659,768)	$(17,975,601)	$(32,920,950)

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, the reconciliation of taxes at the Mainland China EIT rate to our income tax expense for the year ended December 31, 2025 was as follows:

	Amount	Percent

Mainland China EIT rate	$(6,664,942)	25%
Foreign tax effects
Cayman Island
Statutory tax rate difference between Mainland China and Cayman Island	238,143	(0.89)%
Share-based compensation	80,597	(0.30)%
Share subscription discount expenses	1,633,734	(6.13)%
Hong Kong
Statutory tax rate difference between Mainland China and Hong Kong	35,809	(0.13)%
Changes in valuation allowances	69,512	(0.26)%
Other jurisdiction	2,511	(0.01)%
Effect of changes in rates enacted in the current period	77,600	(0.29)%
Tax credits
Research and development tax credits	(289,302)	1.09%
HNTE tax rate credits	1,666,203	(6.25)%
Changes in valuation allowances	1,512,384	(5.69)%
Nontaxable or nondeductible items
Non-deductible expense	53,140	(0.20)%
Effect of true up on net operating loss in the tax returns	1,352,834	(5.07)%
Effect of expired net operating loss	231,390	(0.87)%
Effective tax rate	$(387)	$0.00%

The reconciliation of taxes at the Mainland China EIT rate to our provision for (benefit from) income taxes for the years ended December 31, 2024 and 2023 in accordance with the guidance prior to the adoption of ASU 2023-09 was as follows:

	For the years ended December 31,
	2024	2023
Loss before income taxes	$(17,975,601)	$(32,920,950)
Mainland China EIT rate	25%	25%
Income taxes computed at statutory EIT rate	$(4,493,900)	$(8,230,238)
Reconciling items:
Effect of tax holiday and preferential tax rate	1,040,003	(338)
Effect of changes in tax rate	2,123,753	(1,194,103)
Effect of tax rates in foreign jurisdictions	218,737	1,117,727
Effect of non-deductible share-based compensation	243,186	536,450
Effect of true up on net operating loss in the tax returns	696,285	687,460
Effect of non-deductible expense	44,535	6,277
Super deduction of qualified R&D expenditures	(231,020)	-
Changes in valuation allowance	363,984	7,076,539
Income tax (benefit) expense	$5,563	$(226)
Effective tax rate	(0.03)%	0.00%

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, cash paid for income taxes during the year ended December 31, 2025 was as follows:

Mainland China	$7,847
Total	$7,847

Deferred tax assets and liabilities

Significant components of deferred tax assets and liabilities were as follows:

	As of December 31,
	2025	2024
Deferred tax assets
Net operating loss carry forwards	$8,403,413	$6,893,492
Provision for expected credit loss	2,150,488	1,996,852
Finance lease liabilities	50,429	334,895
Impairment on inventory	1,435,636	1,204,730
Impairment of intangible assets	423,172	458,576
Impairment of long-term investment	609,090	583,539
Deferred tax assets, gross	13,072,228	11,472,084
Less: valuation allowance	(12,768,325)	(10,693,306)
Total deferred tax assets, net	$303,903	$778,778

Deferred tax liabilities
Finance lease right-of-use assets	$303,903	$778,778
Assets acquired in the asset acquisition	197,392	189,551
Total deferred tax liabilities	$501,295	$968,329
Deferred tax assets, net	$-	$-
Deferred tax liabilities, net	$197,392	$189,551

The movement of valuation allowance was as follows:

	As of December 31,
	2025	2024	2023
Balance at beginning of the year	$10,693,306	$10,605,326	$3,936,504
Current year addition	1,581,896	363,984	7,076,539
Foreign currency translation adjustments	493,123	(276,004)	(407,717)
Balance at end of the year	$12,768,325	$10,693,306	$10,605,326

For entities incorporated in Mainland China, net operating loss can be carried forward for five years, while the net operating loss of HNTEs can be carried forward for ten years. As of December 31, 2025, the Company had net operating loss carrying forwards of $44,858,585 from the Company’s PRC subsidiaries, which will expire by in calendar years 2026 through 2035, if not utilized. The graphite anode business was in a competitive environment for the year ended December 31, 2025. Considering the factors in graphite anode business, management believed that there was substantial doubt on realization of the benefits from these losses as they were not able to estimate if the business would start to make profits in the near future. In making as of such determination, the Company considered factors including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry forwards, and (iii) tax planning strategies. Therefore, the Company believes that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets as of December 31, 2025 and 2024. Accordingly, as of December 31, 2025 and 2024, $12,768,325 and $10,693,306 valuation allowance has been provided, respectively. The following is a schedule of expiration of carry forward operating loss as of December 31, 2025:

For the years ending December 31,	Amount
2026	$50,998
2027	1,213,573
2028	670,347
2029	3,094,098
2030	2,433,218
2031	-
2032	3,531,458
2033	8,856,396
2034	8,340,974
2035	16,667,523
Total	$44,858,585

As of December 31, 2025, the Company had net operating loss carrying forwards of $511,057 from the Company’s Hong Kong subsidiaries, which will be carried forward indefinitely to offset future profits of the Company’s Hong Kong subsidiaries.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024, the Company did not have any unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended December 31, 2025, 2024 and 2023, the Company did not incur any interest and penalties related to any potential underpaid income tax expenses.

For the Company’s operating subsidiaries, as of December 31, 2025, the tax years ended December 31, 2020, through December 31, 2025 remain open for statutory examination by PRC tax authorities.

NOTE 21 – RELATED PARTY BALANCE AND TRANSACTIONS

The following is a list of related parties which the Company has transactions with:

(a)	Ningbo Zhuhai Investment Co., Ltd. (“Zhuhai Investment”), a company controlled by Mr. Haiping Hu.

(b)	Bally Corp. (“Bally”), a company formerly controlled by Mr. Haiping Hu.

(c)	Zhongna Times (Shenzhen) New Energy Technology Co., Ltd. (“Zhongna Times”), a company controlled by Mr. Haiping Hu.

(d)	Shanghai Huiyang Investment Co. (“Shanghai Huiyang”), a company controlled by immediate family members of Mr. Haiping Hu and a 5.40% shareholder of Sunrise Guizhou.

(e)	Suzhou Investment, a company of which Mr. Haiping Hu is the CEO.

(f)	Mr. Yong Sun, Director of Sunrise Guizhou.

(g)	Mr. Wenwu Zhang, Director of Sunrise Guizhou.

(h)	Mr. Jianfeng Zhu, General Manager, Director and a 14.19% shareholder of Zhongna Times.

(i)	Ms. Jing Ji, CEO of and a 46% shareholder of GMB Technology.

(j)	Haicheng Shenhe, a 9.6451% shareholder of Sunrise Guizhou.

(k)	Ms. Chao Liu, Chief Financial Officer of the Company.

(l)	GMB Internet Technology Co., Ltd., one of the shareholders of the Company.

(m)	GMB Business Communication Co., Ltd. one of the shareholders of the Company.

(n)	GMB Enterprise Cooperation Development Co., Ltd., one of the shareholders of the Company.

(o)	GMB Information Technology Co., Ltd., one of the shareholders of the Company.

(p)	GMB Wisdom Sharing Platform Co., Ltd., one of the shareholders of the Company.

(q)	GMB Technology Co., Ltd., one of the shareholders of the Company.

(r)	GMB Project Incubation Services Co., Ltd., one of the shareholders of the Company.

(s)	Guizhou Yilong New Area Industrial Development and Investment Co., Ltd., a 3.0864% shareholder of Sunrise Guizhou.

(t)	Ms. Fangfei Liu, the spouse of Mr. Haiping Hu.

(u)	Mr. Huiyu Du, the former legal representative of Sunrise Guizhou.

(v)	Beijing Huatai Zhonghe Venture Capital Center (Limited Partnership) (“Huatai Zhonghe”), a limited partnership controlled by Mr. Shousheng Guo.

(w)	Ningbo Meishan Bonded Port Zone Zhihai Yuncheng Investment Management Partnership Enterprise (Limited Partnership) (“Zhihai Yuncheng”), a limited partnership controlled by Mr. Haiping Hu.

(x)	Shenzhen Zhuhai New Energy Co., Ltd. (“Shenzhen Zhuhai”), a company ultimately controlled by Mr. Haiping Hu.

a.	Due from related parties

As of December 31, 2025 and 2024, the balances of amount due from related parties were as follows:

		As of December 31,
		2025	2024
Due from related parties
Bally		$-	$5,172
Mr. Wenwu Zhang	(1)	-	321,949
Zhongna Times	(2)	71,499	-
Shenzhen Zhuhai	(5)	-	150,699
Zhihai Yuncheng		-	63,588
Mr. Yong Sun	(3)	404,279	-
Mr. Jianfeng Zhu	(4)	285,996	-
Others		700	700
Total		$762,474	$542,108

(1)	The balance as of December 31, 2024 represented the prepaid acquisition consideration to purchase Mr. Wenwu Zhang’s equity interest in Haicheng Shenhe, for which a full allowance for credit losses of $326,957 was recorded for the year ended December 31, 2025.

(2)	The Company loaned RMB 500,000, or $69,565, to Zhongna Times for its operation for the year ended December 31, 2025. The balance from Zhongna Times as of December 31, 2025 was fully repaid on January 23, 2026.

(3)	The Company loaned RMB 3,725,000, or $518,261, to Mr. Yong Sun as a staff advance for the year ended December 31, 2025. Mr. Yong Sun repaid RMB 897,835, or $124,916, for the year ended December 31, 2025. The outstanding balance from Mr. Yong Sun as of December 31, 2025 was fully repaid in full by May 11, 2026.

(4)	The Company loaned RMB 2,000,000, or $278,261, to Mr. Jianfeng Zhu to support the operation of Zhong Times for the year ended December 31, 2025. The balance from Mr. Jianfeng Zhu as of December 31, 2025 was fully repaid in full by May 11, 2026.

(5)	Shenzhen Zhuhai returned RMB 1,100,000, or $153,044, to the Company for the year ended December 31, 2025.

b.	Due to related parties

As of December 31, 2025 and 2024, the balances of amounts due to related parties were as follows:

		As of December 31,
		2025	2024
Due to related parties
Ms. Jing Ji		$19,841	$19,009
Shanghai Huiyang	(2)	-	235,001
Haicheng Shenhe		2,618	1,029
Zhuhai Investment	(1)/(2)	2,136,309	3,442,663
Zhongna Times	(3)	-	493,198
Others		5,909	5,905
Total		$2,164,677	$4,196,805

(1)	The balance as of December 31, 2025 represented the loans from Zhuhai Investment, with the annual interest rate of 4% and due on December 31, 2026.

(2)	Mr. Haiping Hu’s affiliated companies loaned RMB 1,600,000, or $222,609, to the Company for the year ended December 31, 2025; The Company repaid the loan of RMB 14,780,000, or $2,056,348, to Mr. Haiping Hu’s affiliated companies for the year ended December 31, 2025. The interest accrued was RMB 1,382,627, or $192,366, for the year ended December 31, 2025.

(3)	Zhongna Times loaned RMB 5,000,000, or $695,652, to the Companies for the year ended December 31, 2025; The Company repaid the loan of RMB 8,600,000, or $1,196,522, to Zhongna Times for the year ended December 31, 2025.

c.	Related party transactions

Related party purchase

The Company purchased consulting services for knowledge sharing and enterprise business from Zhuhai Investment. For the years ended December 31, 2025, 2024 and 2023, the consulting fee to Zhuhai Investment was $nil, $12,376 and $nil, respectively.

The Company purchased maintenance services for the Company’s APP related to knowledge sharing and enterprise business from Zhihai Yuncheng. For the years ended December 31, 2025, 2024 and 2023, the maintenance fee to Zhihai Yuncheng were $59,065, $32,776 and $nil, respectively.

The Company purchased raw materials for graphite anode material manufacturing from Haicheng Shenhe. For the years ended December 31, 2025, 2024 and 2023, total purchases were $1,330, $nil, and $221,207, respectively.

d.	Related party guarantee

On August 4, 2022, Sunrise Guizhou entered into a line of credit financing contract with Bank of Guizhou for a revolving line of credit of RMB 20,000,000, or $2,859,962, for a term from August 4, 2022 to August 3, 2023. Pursuant to the contract, Mr. Haiping Hu and Guizhou Yilong New Area Industrial Development and Investment Co., Ltd., the non-controlling shareholder of Sunrise Guizhou, were the guarantor of the revolving line of credit.

In July 2022, Sunrise Guizhou entered into purchase agreements with original shareholders of Sunrise to acquire 100% of Sunrise Tech’s assets and equity ownership for a gross consideration of RMB 40,000,000, among of which RMB 10,000,000 and RMB 5,000,000 were paid in July 2022 and August 2023, respectively. For the year ended December 31, 2024, the Company and the original shareholders agreed that the RMB 5,000,000 consideration due on August 20, 2024 would be offset by the unpaid RMB 8,960,000 land use rights and property taxes and their associated fines and late payment fees prior to the asset acquisition. For the year ended December 31, 2025, the Company had paid RMB 6,430,000 to the original shareholders of Sunrise Tech. The unpaid consideration RMB 10,000,000, or $1,429,981 will be paid in 2026. The consideration payable is guaranteed by Mr. Haiping Hu. See Note 13.

On September 22, 2022, Sunrise Guizhou entered into a financing contract into an eighteen-month loan with Far East to obtain a loan of RMB 20,000,000, or $2,859,962, for a term from September 22, 2022 to March 21, 2024; On November 4, 2022, Sunrise Guizhou entered into a sales and leaseback financing contract for a three-year financing with Ronghe to obtain an amount of RMB 40,000,000, or $5,719,924, for a term from November 10, 2022 to November 9, 2025; On February 7, 2023, Sunrise Guizhou entered into a sales and leaseback financing contract for a two-year financing with Zhongguancun to obtain an amount of RMB 20,000,000, or $2,859,962, for a term from February 7, 2023 to February 6, 2025; On October 27, 2023, Sunrise Guizhou entered into a sales and leaseback financing contract for a two-year financing with Guomao for RMB 15,000,000, or $2,144,971, for a term from October 27, 2023 to October 26, 2025. On October 14, 2024, Sunrise Guizhou entered into a sales and leaseback financing contract for a thirty two-month financing with Risheng for RMB 6,000,000, or $857,989, for a term from October 14, 2024 to June 15, 2027. Pursuant to these financing contracts, Mr. Haiping Hu, CEO and Chairman of the Board of Director, was the guarantor for all of such debts. See Note 16.

On May 16, 2023, Sunrise Guizhou entered into a credit facility agreement with Everbright Bank to obtain a revolving line of credit for up to RMB 100,000,000, or $14,299,810, for a term from June 1, 2023 to May 31, 2024. For the year ended December 31, 2024 and 2023, the Company had been able to utilize the line of credit for RMB 50,000,000, or $7,149,905, with interest rates from 2% to 4.5% which had matured from June 4, 2024 to September 25, 2024, collateralized by the pledge of land use right of Sunrise Tech for RMB 50,000,000. This revolving line of credit loan was guaranteed by Mr. Haiping Hu, Ms. Fangfei Liu and Ms. Huiyu Du. See Note 17.

On January 18, 2023, Sunrise Guizhou entered into a credit facility agreement with Post Bank to obtain revolving line of credit for fund up to RMB 30,000,000, or $4,289,943, for a term from January 19, 2023 to January 18, 2031. For the year ended December 31, 2024 and 2023, the Company utilized the line of credit with Post Bank for RMB 28,300,000, or $4,046,846, which had matured from July 2023 to April 2024. In March 2024, the Company early repaid the long-term loan. This revolving line of credit loan was guaranteed by Mr. Haiping Hu. See Note 17.

On June 13, 2023, Sunrise Guizhou entered into a finance lease agreement with Chongqing Xingyu Finance Lease Co., Ltd. to lease graphite anode materials production facilities. The principal of the contract was RMB 29,257,844, or $4,183,816, with an interest rate of 5.8%. Payment due on such finance lease payment was guaranteed by Mr. Haiping Hu and Ms. Fangfei Liu.

On October 26, 2023, Sunrise Guizhou entered into a three-year debt arrangement with SPD Bank to obtain line of credit of up to RMB 50,000,000, or $7,149,905, for a term from November 17, 2023 to November 17, 2026. The Company pledged its intellectual property and patent for the line of credit. Sunrise Guizhou utilized the line of credit by issuing banker’s acceptance notes up to RMB 20,000,000, or $2,859,962 from SPD. Pursuant to the banker’s acceptance note contract, the Company was obliged to deposit fifty percent of the note payable amount issued as restricted cash in the designated bank account in SPD Bank. Therefore, the line of credit for issuance of acceptance note was RMB 10,000,000, or $1,429,981. As of December 31, 2025, the banker’s acceptance note was RMB 8,770,472, or $1,254,161 and the deposit for commercial note issuance was RMB 4,710,236, or $673,555. Other than the pledge of the Company’s intellectual property and patents, the otherwise unsecured amount of the banker’s acceptance note, which was RMB 4,060,236, or $580,606, was also guaranteed by Mr. Haiping Hu.

On March 8, 2024, Sunrise Guizhou obtained a bank loan of RMB 100,000,000, or $14,299,810 from CCB Qianxinan Branch with an interest rate of 9.504% for a term from March 8, 2024 to March 8, 2026; On June 28, 2024, Sunrise Guizhou obtained a bank loan of RMB 100,000,000, or $14,299,810, from CCB Qianxinan Branch for a term from June 28, 2024 to June 28, 2026. These loans were guaranteed by Mr. Haiping Hu. See Note 17.

On April 26, 2024, the Company obtained a loan for RMB 900,000, or $128,698, from WeBank with an interest rate of 9.504% for a term from April 26, 2024 to April 26, 2026. This credit loan was guaranteed by Ms. Huiyu Du, the former legal representative of Sunrise Guizhou. See Note 17.

On June 19, 2024, GIOP BJ entered into a line of credit facility agreement with Industrial Bank to obtain revolving line of credit of fund up to RMB 7,000,000, or $1,000,987. On July 23, 2024, GIOP BJ obtained a loan for RMB 7,000,000 with an interest rate of one-year loan prime rate plus 0.05% for a term from August 29, 2024 to August 28, 2025. On June 25, 2025, Sunrise Guizhou repaid the loan in full and renewed the line of credit loan for RMB 7,000,000 with an interest rate of one-year loan prime rate minus 0.2% for a term from June 26, 2025 to June 25, 2026. This loan was guaranteed by Mr. Haiping Hu and Ms. Fangfei Liu. See Note 17.

On July 31, 2024, Sunrise Guizhou entered into a banker’s acceptance note contract with Everbright Bank for issuing banker’s acceptance note to the suppliers of Sunrise Guizhou. Pursuant to the contract, the Company was obliged to deposit fifty percent of the note payable amount issued as restricted cash in the designated bank account in Everbright Bank. As of December 31, 2025 and 2024, the deposit for the note issuance was $1,804,798 and $6,853,541, respectively. Pursuant to the contract, Mr. Haiping Hu and Ms. Fangfei Liu were the guarantors of the unsecured commercial notes for $2,707,198 and $6,853,541 as of December 31, 2025 and 2024, respectively.

On January 9, 2025, Sunrise Guizhou obtained a bank loan of RMB300,000,000, or $42,899,429, from CCB Qianxinan Branch with a variable interest rate of the loan prime rate plus 0.7%, for a term from January 9, 2025 to January 9, 2039. The loan was guaranteed by Mr. Haiping Hu, Zhuhai Zibo, and Zhuhai Investment. See Note 17.

On March 27, 2025, Sunrise Guizhou entered into a loan agreement for RMB29,000,000, or $4,146,945, with an interest rate of 4% for a term from March 31, 2025 to March 30, 2026. This credit loan was guaranteed by Mr. Haiping Hu and Ms. Fangfei Liu.

NOTE 22 – REDEEMABLE NON-CONTROLLING INTERESTS

On June 13, 2022, Guizhou Province New Kinetic Industry Development Fund Partnership (“New Kinetic Partnership”) subscribed 22.8395% of the preferred shares of Sunrise Guizhou, at total cash consideration of RMB 200,000,000, or $29,467,667.

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

The movement of redeemable non-controlling interests was as follows:

	For the years ended December 31,
	2025	2024	2023
Balance at beginning of the year	$-	$34,543,186	$31,228,329
Accretion to redemption value of redeemable non-controlling interests	-	1,792,027	3,920,454
Reclassification of the redeemable non-controlling interests to permanent equity	-	(35,527,113)
Foreign exchange effect	-	(808,100)	(605,597)
Balance at end of the year	$-	$-	$34,543,186

NOTE 23 – SHAREHOLDERS’ EQUITY

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

2025 subscription agreement and share subscription discount expenses

On July 31, 2025, the Company entered into a subscription agreement with Cloud Alliance Inc. Pursuant to the subscription agreement, the Company agreed to issue and sell to Cloud Alliance Inc. 1,000,000 Class A ordinary shares for $550,000. The net proceeds from the subscription was $469,940, after deducting the issuance cost of $80,060. The purchase price for each share was $0.55, which was lower than the closing share price $0.815 as of the offering closing on September 23, 2025. Such difference was recorded as an expense in the amount of $265,000.

On August 8, 2025, the Company entered into a subscription agreement with Fibonacci Capital, Inc. Pursuant to the subscription agreement, the Company agreed to issue and sell to Fibonacci Capital, Inc. 3,000,000 Class A ordinary shares for $1,650,000. The proceeds from the subscription was $1,630,095, after deducting the issuance cost of $19,905. The purchase price for each share was $0.55, which was lower than the closing share price $1.33 as of the offering closing on October 3, 2025. Such difference was recorded as an expense in the amount of $2,340,000.

On November 6, 2025, the Company entered into several subscription agreements with three purchasers. Pursuant to the subscription agreement, the Company agreed to issue and sell to with three purchasers for an aggregate of 7,000,000 Class A ordinary shares and warrants to purchase up to 3,500,000 Class A Ordinary Share for $5,600,000.

The proceeds from the share subscription and warrant were $5,543,127, after deducting the issuance cost of $56,873. The proceeds received in the subscription were allocated between Class A Ordinary Share and the warrants on a relative fair value basis.

When the warrants were taken into consideration and after a portion of the issuance price was allocated to the warrants, the issuance price of Class A Ordinary Share in this offering decreased to $0.669, which was lower than the closing share price $1.23 as of the offering closing on November 19, 2025. Such difference was recorded as an expense in the amount of $3,929,936.

Warrant

In conjunction with the issuance of 7,000,000 Class A Ordinary Shares to three purchasers that closed on November 19, 2025, the Company also issued to the purchasers a stock purchase warrant providing for the rights to purchase 3,500,000 Class A Ordinary Shares of the Company at $0.80 per share. The stock purchase warrant will expire one year from the date of grant. The fair value and the allocated value of the warrants were $1,692,423 and $919,936 at the grant date, respectively. After the deduction of issuance cost of $9,343 allocated to the warrant, the carrying amount of the warrant was $910,593. The fair value of the warrant was estimated using the Black-Scholes option pricing model with the following assumptions:

Expected volatility	60.19%
Risk-free interest rate	3.70%
Expected dividend	-
Contractual life of the warrant	1

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

The Company recorded share-based compensation expenses of $322,386, $972,743 and $2,170,801 for the years ended December 31, 2025, 2024 and 2023, respectively. The following table sets forth the allocation of share-based compensation expenses:

	For the years ended December 31,
	2025	2024	2023
Cost of revenues	$543	$1,651	$4,617
Selling expenses	2,823	8,592	19,784
General and administrative expenses	319,020	968,110	2,138,978
Research and development expenses	-	(5,610)	7,422
Total	$322,386	$972,743	$2,170,801

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

A summary of the restricted shares units’ activities was as follows:

	Number of restricted share units outstanding	Weighted average grant date fair value	Aggregate intrinsic value
Restricted share units outstanding as of January 1, 2023	2,500,650	2.00	6,826,775

Vested	(779,800)	2.00

Forfeited	(228,750)	2.00

Restricted share units outstanding as of December 31, 2023	1,492,100	2.00	1,611,468

Vested	(742,300)	2.00

Forfeited	(7,500)	2.00

Restricted share units outstanding as of December 31, 2024	742,300	2.00	640,976

Vested	(742,300)	2.00

Restricted share units outstanding as of December 31, 2025	-	-	-

The weighted average grant date fair value of restricted share units granted during the years ended December 31, 2025, 2024 and 2023 were $2.00, $2.00 and $2.00, respectively. The total fair value of restricted share units vested during the years ended December 31, 2025, 2024 and 2023 were $1,484,600, $1,484,600, and $1,559,600 respectively.

The Company recognized compensation expense over the requisite service period for each separately vesting portion of the award as if the award is in substance, multiple awards. The Company recorded share-based compensation expenses relating to restricted share units of $322,386, $972,743 and $2,170,801 for the year ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, there were no unrecognized compensation expenses relating to nonvested shares.

Non-controlling interests

Non-controlling interests consist of the following:

	As of December 31,
	2025	2024
GMB (Beijing)	$(4,730)	$2,598
GMB Culture	(3,357)	(418)
Sunrise Tech	(245,687)	(216,195)
GMB Consulting	12,274	12,695
Shidong Cloud	36,679	37,952
Sunrise Guxian	(199,262)	(178,849)
Sunrise Chenhui	(94,226)	(74,081)
GMB Technology	(197,757)	(192,638)
Alchemistica	(2,797)	-
Sunrise Anhui	(62,141)	-
Innovation Research	(16,493)	-
Sunrise Guizhou	28,773,654	38,167,880
Total	$27,996,157	$37,558,944

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

EPOW and SDH New Energy entered into a joint venture agreement with Kekecely Ltd and Simple Cloud Technology to establish Alchemistica Inc. on August 5, 2025.

For the years ended December 31, 2023, the non-controlling shareholders made capital contributions of $3,910,897 to Sunrise Guizhou.

For the year ended December 31, 2024, GMB (Hangzhou) acquired 1.45% non-controlling interests in Sunrise Guizhou from Sunrise Guizhou’s non-controlling shareholders for a consideration of $65,751.

For the year ended December 31, 2024, the Company reclassified the redeemable non-controlling interest of $35,527,113 held by New Kinect Partnership from mezzanine equity to non-controlling interests due to the extinguishment of the preferred shares. See Note 22.

The actual capital contributions made by the Company and the non-controlling shareholders for the years ended December 31, 2025, 2024 and 2023 had no effect on the Company’s percentage of interest in its subsidiaries and VIE’s subsidiaries.

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

As of December 31, 2025 and 2024, the statutory reserves of the Company’s subsidiaries, GIOP BJ, the VIE and VIE’s subsidiaries in the PRC have not reached 50% of their respective registered capital. As of December 31, 2025 and 2024, the balances of the statutory reserves were $2,481,963 and $2,477,940, respectively.

Restricted net assets

The Company’s PRC subsidiaries and the VIE and VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets, equivalent to their statutory reserves and their share capital to the Company in the form of loans, advances, or cash dividends. The payment of dividends by entities organized in China is subject to limitations, procedures, and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. As of December 31, 2025 and 2024, the statutory reserves and the share capital amounted to $2,481,963 and $2,477,940, respectively.

NOTE 24 – LOSS PER SHARE

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

	For the years ended December 31,
	2025	2024	2023
Numerator:
Net loss	$(26,659,381)	$(17,981,164)	$(32,920,724)
Less: accretion to redemption value of redeemable non-controlling interests	-	1,792,027	3,920,454
foreign currency effect on redemption value of redeemable non-controlling interests	-	(808,100)	(605,597)
net loss attributable to non-controlling interests	(10,023,801)	(6,204,728)	(8,688,144)
Net loss attributable to ordinary shareholders	$(16,635,580)	$(12,760,363)	$(27,547,437)

Denominator:
Weighted average number of shares outstanding – basic and diluted	29,043,280	26,404,589	25,622,195
Loss per share – basic and diluted	(0.57)	(0.48)	(1.08)

The potentially dilutive securities that were not included in the calculation of dilutive net loss per share in those periods where their inclusion would be anti-dilutive include (i) restricted share units of 128,804, 184,133 and 813,609, and (ii) warrants of 149,028, nil and nil for the years ended December 31, 2025, 2024 and 2023, respectively.

NOTE 25 – COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may from time to time be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. The following are legal proceedings for the fiscal year ended December 31, 2025 for which the Company has determined material.

On March 17, 2025, Beijing Xindahang Technology Co., Ltd. (“Xindahang”) brought a claim against Sunrise Guizhou in the Daxing’s People’s Court of Beijing City, alleging breach of contract arising from Sunrise Guizhou’s alleged failure to pay financial advisory service fees of RMB2,145,000, or $306,731. The financial advisory service was associated with Sunrise Guizhou’s share issuance to Xinyang Partnership and the fee was 3% of the total proceeds received. On December 26, 2025, a judgment was made by the Court, which ruled in Xindahang’s favor. Sunrise Guizhou filed an appeal with Beijing Second Intermediate People's Court on January 7, 2026. On April 30, 2026, the court made the decision that the appeal was rejected and the original judgement was upheld.

On August 22, 2025, the supplier of Sunrise Guizhou, Hubei Jinhua New Material Technology Co., Ltd. (“Hubei Jinhua”) brought a claim for a breach of contract against Sunrise Guizhou in the Xianfeng’s People’s Court of (the “Hubei Province Court”), alleging that Sunrise Guizhou failed to pay the goods purchased with an aggregated price of RMB20,541,007, or $2,867,414. RMB20,978,100, or $2,928,430 in a bank account of Sunrise Guizhou was frozen by Hubei Jinhua for the unpaid purchase price, its interests, legal fees, and litigation charges. As of the date of this consolidated financial statement, the freeze on the bank account has been lifted. On November 27, 2025, a judgment was made by the Hubei Province Court, which ruled in Hubei Jinhua’s favor. On January 23, 2026, Sunrise Guizhou appealed to the Enshi Tujia and Miao Autonomous Prefecture Intermediate People’s Court. On March 4, 2026, Sunrise Guizhou’s appeal was rejected and the original judgment was upheld. Sunrise Guizhou has paid Hubei Jinhua as of the date of this consolidated financial statement, and the freeze on the bank account has been lifted.

On September 8, 2025, Zibo Caijin Holding Group Co., Ltd. (“Zibo Caijin”) brought a civil claim against the VIE in Zhangdian District People’s Court of Zibo City (“Zhangdian District Court”), Shandong Province, alleging that the VIE failed to relocate its address to Zibo City and should return the government relocation subsidy and its interest for a total amount of RMB 23,813,452, or $3,405,278. Zibo Caijin also alleged that Mr. Haiping Hu and Zhuhai Investment should assume joint and several liability pursuant to the guaranty. The Company disputed the Zibo Caijin’s claim, as the VIE has been relocated to Zibo City and registered with the local bureau. No judgment has been made by Zhangdian District Court as of the date of this consolidated financial statement. The VIE’s portion in the investment of Jiazhong and Jinshuibanlv had been  frozen by Zibo Caijin on January 19, 2026 for a period of three years. The Company cannot predict the outcome or impact from the foregoing proceeding.

On September 29, 2025, Sunrise Guizhou brought a civil claim in Anlong County People’s Court against Ms. Huiyu Du, the former legal representative of Sunrise Guizhou, for a loss of RMB 43,930,640, or $6,281,998, that resulted from her misconduct and decision-making mistakes during her employment. Regarding the former management officials’ misconduct, Sunrise Guizhou also filed a criminal complaint with the local public security authorities. On February 9, 2026, the case was accepted by the Anlong County Public Security Bureau. Since the case was suspected of involving a criminal offense and had been accepted by the Anlong County Public Security Bureau for investigation, the Anlong County People’s Court made the decision to dismiss the lawsuit on April 20, 2026. This case is still under criminal investigation as of the date of this consolidated financial statement. Sunrise Guizhou intends to vigorously claim its rights in these matters; however, the Company cannot predict the outcome or impact from such proceedings.

On November 17, 2025, Zibo Caijin brought another civil claim against the VIE in Zhangdian District People’s Court of Zibo City, Shandong Province, alleging that the VIE should compensate Zibo Caijin’s losses by returning the consultation service revenue of RMB 50,000,000, or $7,149,905. The consultation revenue was associated with services provided to Zibo Caijin on investment referrals, initial public offering consultations, investment and financing consultation services during the fiscal year ended December 31, 2020. Zibo Caijin also alleged that Mr. Haiping Hu and Zhuhai Investment should assume joint and several liability, as Mr. Haiping Hu and Zhuhai Investment guaranteed that the VIE and its subsidiaries in Zibo City would be able to pay local taxes for an aggregate amount of RMB 50,000,000 from the year 2021 to 2026. The VIE disputed Zibo Caijin’s claim, as Zibo Caijin had acknowledged the services and confirmed the receipt of the services in writing during the year 2020. The title to the VIE’s building, with a cost of RMB 19,519,182, or $2,791,206, had been frozen by Zibo Caijin and the VIE is prohibited from transferring the title commencing on January 19, 2026 for a period of three years. No judgement has been made by the Zhangdian District People’s Court as of the date of this consolidated financial statement. The Company cannot predict the outcome or impact from the foregoing proceeding.

In addition to the aforementioned lawsuits, the Company is also a party to several legal proceedings or claims that the Company believes are immaterial. Litigation liabilities in an aggregate amount of $726,580 with respect to such legal proceedings and claims have been recorded in accrued expenses and other current liabilities as of December 31, 2025. The outcomes of such legal proceedings cannot be predicted as of the date of this consolidated financial statement and the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

NOTE 26 – SEGMENT REPORTING

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

	For the years ended December 31,
	2025	2024	2023
REVENUES, NET
Graphite anode business	$46,342,154	$64,365,362	$44,384,004
Knowledge sharing and enterprise business	73,978	632,379	666,401
Total revenues	46,416,132	64,997,741	45,050,405

COSTS OF REVENUES
Graphite anode business	52,252,338	70,782,649	57,172,626
Knowledge sharing and enterprise business	11,278	12,672	281,030
Total cost of revenues	52,263,616	70,795,321	57,453,656

GROSS (LOSS) PROFIT
Graphite anode business	(5,910,184)	(6,417,287)	(12,788,622)
Knowledge sharing and enterprise business	62,700	619,707	385,371
Total gross loss	(5,847,484)	(5,797,580)	(12,403,251)

RECONCILIATION OF LOSS (SEGMENT OF GROSS LOSS)
UNALLOCATED AMOUNTS
OPERATING EXPENSES
Selling expenses	895,099	899,760	742,167
General and administrative expenses	7,329,317	7,391,664	13,040,038
Research and development expenses	1,955,588	2,507,324	1,193,082
Impairment of intangible assets	-	-	3,151,467
Total operating expenses	10,180,004	10,798,748	18,126,754

LOSS FROM OPERATIONS	(16,027,488)	(16,596,328)	(30,530,005)

OTHER (EXPENSES) INCOME
Investment income (losses)	146,361	198,176	(1,170,974)
Interest expense, net	(4,566,816)	(2,018,680)	(2,162,109)
Share subscription discount expenses	(6,534,936)	-
Other income, net	323,111	441,231	942,138
Total other expenses, net	(10,632,280)	(1,379,273)	(2,390,945)

LOSS BEFORE INCOME TAXES	$(26,659,768)	$(17,975,601)	$(32,920,950)

NOTE 27 – SUBSEQUENT EVENTS

On March 30, 2026, Sunrise Guizhou entered into a line of credit financing contract with Bank of China (“Bank of China”) Xingren Branch for a revolving line credit of RMB 7,000,000, or $1,000,987, for a term from March 30, 2026 to March 30, 2029. Sunrise Guizhou fully utilized the line of credit for a short term loan with the interest rate of one year loan prime rate from March 30, 2026 to March 29, 2027. Mr. Haiping Hu was the guarantor of the revolving line of credit. Sunrise Guizhou also pledged its manufacturing facilities of RMB 13,901,944, or $1,987,952 for guarantee to secure the revolving line of credit.

In January, 2026, Sunrise Guizhou entered into a factoring agreement, which is in essence of loan, with CCB Qianxinan Branch and CCB’s affiliates for supplier payment for a period from January 2026 to January 2027. The loan was guaranteed by Mr. Haiping Hu and Zhuhai Zibo. Sunrise Guizhou also pledged its buildings and land use rights of its manufacturing facilities to CCB. As the date of this consolidated financial statement, the loan balance is RMB 97,000,000, or $13,870,816.

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that the consolidated financial statements were available to be issued, and determined that that no subsequent events have occurred that would require recognition or disclosure in these financial statements, except as disclosed in this Note 27 or elsewhere in the notes to the consolidated financial statements.

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

The unaudited condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and the VIE and its subsidiaries. Such investment is presented on the condensed balance sheets as “Equity loss in subsidiaries and VIE” and the respective loss as “Equity in loss of subsidiaries and VIE” on the condensed statements of operations and comprehensive loss.

This schedule contains supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of December 31, 2025 and 2024, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

E-POWER INC.

PARENT COMPANY BALANCE SHEETS

	As of December 31,
	2025	2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$6,570,829	$39
Due from related parties	150,700	155,872
Prepaid expenses and other current assets	1,950,356	2,091,888
TOTAL CURRENT ASSETS	8,671,885	2,247,799

TOTAL ASSETS	8,671,885	2,247,799

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Amounts due to related companies	5,858	5,858
Accrued expenses and other current liabilities	84,015	51,518
TOTAL CURRENT LIABILITIES	89,873	57,376

NON-CURRENT LIABILITIES
Equity loss in subsidiaries and VIE	11,711,186	3,284,501
TOTAL NON-CURRENT LIABILITIES	11,711,186	3,284,501

TOTAL LIABILITES	11,801,059	3,341,877

DEFICIT
Class A ordinary shares* (3,500,000,000 shares authorized; $0.0001 par value, 32,161,978 and 20,419,678 shares issued and outstanding as of December 31, 2025 and 2024, respectively)	3,215	2,041
Class B ordinary shares* (1,500,000,000 shares authorized; $0.0001 par value, 6,567,272 shares issued and outstanding as of December 31, 2025 and 2024)	657	657
Subscription receivable	-	(100,000)
Additional paid-in capital	51,503,802	37,915,085
Warrant	910,593	-
Statutory reserves	2,481,963	2,477,940
Accumulated deficits	(58,029,404)	(41,389,801)
TOTAL DEFICIT	(3,129,174)	(1,094,078)

TOTAL LIABILITIES AND DEFICIT	$8,671,885	$2,247,799

*	Retrospectively restated for effect of share re-designation on April 8, 2024 (see Note 23).

E-POWER INC.
PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended December 31,
	2025	2024	2023
REVENUES, NET	$-	$-	$-

COSTS OF REVENUES	543	1,652	184,617

GROSS LOSS	(543)	(1,652)	(184,617)

OPERATING EXPENSES	1,272,962	1,774,494	6,339,405

LOSS FROM OPERATIONS	(1,273,505)	(1,776,146)	(6,524,022)

OTHER EXPENSES	(6,536,390)	(5,039)	(87,468)

LOSS BEFORE EQUITY LOSS IN SUBSIDIARIES AND VIE	(7,809,895)	(1,781,185)	(6,611,490)

Equity loss in subsidiaries and VIE	(8,825,685)	(9,995,251)	(17,621,090)

NET LOSS ATTRIBUTABLE TO E-POWER INC. ORDINARY SHAREHOLDERS	(16,635,580)	(11,776,436)	(24,232,580)
COMPREHENSIVE LOSS ATTRIBUTABLE TO E-POWER INC. ORDINARY SHAREHOLDERS	$(16,635,580)	$(11,776,436)	$(24,232,580)

E-POWER INC.
PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2025	2024	2023
Net cash used in operating activities	$(773,372)	$(1,269,634)	$(1,516,279)

Net cash (used in) provided by investing activities	(399,000)	1,071,942	878,000

Net cash provided by (used in) financing activities	7,743,162	(150,000)	-

Increase (Decrease) in cash and cash equivalents	6,570,790	(347,692)	(638,279)

Cash and cash equivalents, beginning of year	39	347,731	986,010
Cash and cash equivalents, end of year	$6,570,829	$39	$347,731